 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-276758

LIBERTY MEDIA CORPORATION 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5400	SIRIUS XM HOLDINGS INC. 1221 Avenue of the Americas, 35th Floor New York, New York 10020 (212) 584-5100
July 23, 2024
Dear Stockholder:
On behalf of the boards of directors of Liberty Media Corporation, a Delaware corporation (Liberty Media), and Sirius XM Holdings Inc., a Delaware corporation (Sirius XM Holdings), we are pleased to enclose the accompanying proxy statement/notice/prospectus/information statement (the materials) relating to the proposed transaction to combine Liberty Media’s Liberty SiriusXM Group with Sirius XM Holdings to form a new, consolidated, independent public company, which will continue to operate under Sirius XM Holdings’ name and brands. The new company will have no majority stockholder, a single class of shares outstanding and a board comprised of a majority of independent directors.
In the transaction, Liberty Media would separate the Liberty SiriusXM Group from Liberty Media by means of a redemptive split-off (the Split-Off) of Liberty Sirius XM Holdings Inc., a Delaware corporation and wholly owned subsidiary of Liberty Media (New Sirius). A wholly owned subsidiary of New Sirius will then merge with and into Sirius XM Holdings, Sirius XM Holdings will become a wholly owned subsidiary of New Sirius, and, in connection with the completion of the transactions, New Sirius will be renamed “Sirius XM Holdings Inc.” At the effective time of the Merger, Sirius XM Holdings will be renamed Sirius XM Inc.
Liberty Media, New Sirius and Sirius XM Holdings have entered into a Reorganization Agreement, dated as of December 11, 2023 (as may be amended from time to time, the Reorganization Agreement). The Reorganization Agreement governs, among other things, the terms and conditions of the Split-Off, pursuant to which all of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group, including, among others, Liberty Media’s approximately 83% interest in Sirius XM Holdings, Liberty Media’s 3.75% Convertible Senior Notes due 2028, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049, a margin loan obligation incurred by Liberty Media’s wholly owned special purpose subsidiary that will be repaid after the Split-Off in connection with the Merger, which is secured by shares of the common stock, par value $0.001 per share, of Sirius XM Holdings (Sirius XM Common Stock), and corporate cash, will be contributed to New Sirius and each outstanding share of Liberty Media’s Series A Liberty SiriusXM common stock, par value $0.01 per share (LSXMA), Series B Liberty SiriusXM common stock, par value $0.01 per share (LSXMB) and Series C Liberty SiriusXM common stock, par value $0.01 per share (LSXMK and, together with LSXMA and LSXMB, collectively, Liberty SiriusXM Common Stock) will be redeemed for such number of shares of common stock of New Sirius, par value $0.001 per share (New Sirius Common Stock), equal to the Exchange Ratio (as defined in the Reorganization Agreement and further described below) (the Exchange Ratio) (such redemption and exchange, the Redemption), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock.
Prior to the closing of the Split-Off and pursuant to the Reorganization Agreement, the Exchange Ratio (rounded to the nearest ten-thousandth) will be calculated based on (a) one-tenth (0.1) multiplied by (b)(i) the number of shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries immediately prior to the Split-Off reduced by a net liabilities share adjustment, divided by (ii) the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock after the close of the market on the date that is seven business days prior to the date of closing of the Redemption, as further described in the accompanying materials.
Liberty Media, Sirius XM Holdings, New Sirius and Radio Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of New Sirius (Merger Sub), have also entered into an Agreement and Plan of Merger, dated as of December 11, 2023 (as may be amended from time to time, the Merger Agreement), pursuant to which, substantially concurrently with, but following, the completion of the Split-Off, Merger Sub will merge with and into Sirius XM Holdings (the Merger and, collectively with the Split-Off, the Transactions), with Sirius XM Holdings surviving the Merger as a wholly owned subsidiary of New Sirius.

Upon completion of the Merger, each share of Sirius XM Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares beneficially owned by Sirius XM Holdings or New Sirius or any of its subsidiaries) will be converted into the right to receive one-tenth (0.1) of a share of New Sirius Common Stock, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock.
As a result of the Transactions, based on an estimated Exchange Ratio of approximately 0.83, which takes into account the amendment to the Exchange Ratio providing that it is multiplied by one-tenth (0.1) and which assumes that as of June 30, 2024, there will be approximately 3,846.6 million shares of Sirius XM Common Stock outstanding, approximately 353.1 million shares of Liberty SiriusXM Common Stock outstanding and approximately 3,205.8 million shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries immediately prior to the Split-Off that, pursuant to the Exchange Ratio, is subject to reduction for an estimated net liabilities share adjustment of an amount of New Sirius Common Stock corresponding to approximately 274.8 million shares of Sirius XM Common Stock (which, based on the $4.23 reference price for shares of Sirius XM Common Stock, equates to approximately $1,163 million), we estimate that the former Sirius XM Holdings stockholders, in the aggregate but other than Liberty Media and its subsidiaries, will own approximately 19% of the outstanding shares of New Sirius Common Stock, with the former holders of Liberty SiriusXM Common Stock (in the aggregate) owning the remaining shares of New Sirius Common Stock, in each case, immediately following the completion of the Merger.
The New Sirius Common Stock is expected to be listed on the Nasdaq Global Select Market under Sirius XM Holdings’ current symbol, “SIRI”. If the Transactions are completed, each series of Liberty SiriusXM Common Stock will be delisted from the Nasdaq Global Select Market and will be deregistered under the Securities Exchange Act of 1934, as amended.
Liberty Media will hold a special meeting of its LSXMA and LSXMB stockholders at 10:15 a.m., Mountain time, on August 23, 2024 (the Liberty Special Meeting), at which meeting such stockholders will be asked to consider and vote on a proposal to approve the Redemption (the Split-Off Proposal). The Liberty Special Meeting will be held via the Internet and will be a completely virtual meeting of stockholders. LSXMA and LSXMB stockholders may attend the Liberty Special Meeting, access the LSXMA and LSXMB stockholders list, submit questions and vote their shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/LMC2024SM. To enter the Liberty Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Liberty Media recommends logging in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on August 23, 2024.
In connection with the Merger Agreement and as a condition of and material inducement to Sirius XM Holdings entering into the Merger Agreement, on December 11, 2023, certain entities affiliated with John C. Malone (the Malone Stockholders) entered into a Voting Agreement with Liberty Media, New Sirius and Sirius XM Holdings (the Voting Agreement). The Voting Agreement provides that, among other things, the Malone Stockholders have agreed, subject to the terms of the Voting Agreement, to vote their respective shares of LSXMA and LSXMB, representing approximately 48.3% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate, in favor of the Split-Off Proposal and the transactions contemplated thereby, except that they will be obligated to vote shares representing approximately 33.37% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate in favor thereof in the event that the board of directors of Liberty Media changes its recommendation related to the Split-Off and Sirius XM Holdings elects not to terminate the Merger Agreement.
We expect to complete the Split-Off and the Merger approximately two weeks after the Liberty Special Meeting (and the satisfaction of the other conditions in the Reorganization Agreement and the Merger Agreement) and we will announce the date and time of the Split-Off and the Merger shortly following the Liberty Special Meeting. Given that the completion of the Split-Off is a condition to the completion of the Merger, if the Split-Off Proposal is not approved, neither the Split-Off nor the Merger will be completed.
The Liberty Media board of directors has unanimously (a) approved and declared advisable and in the best interests of Liberty Media and its stockholders (including the holders of Liberty SiriusXM Common Stock) (i) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement) and (ii) the Merger Agreement, each of the other transaction agreements to which Liberty Media is a party, and the transactions contemplated thereby, including the Merger, and (b) recommended that holders of LSXMA and LSXMB, voting together as a separate class, vote “FOR” the Split-Off Proposal.
A special committee comprised solely of independent directors of Sirius XM Holdings who are also independent of Liberty Media (the Special Committee) has unanimously approved, and declared advisable and in the best interests of Sirius XM Holdings and its stockholders (other than Liberty Media and its subsidiaries), and has recommended that the board of directors of Sirius XM Holdings approve, the Merger Agreement, each of the other transaction agreements to which Sirius XM Holdings is a party, and the transactions contemplated thereunder.
The board of directors of Sirius XM Holdings (following receipt of the recommendation of the Special Committee) has unanimously approved and declared advisable and in the best interests of Sirius XM Holdings and its stockholders (other than Liberty Media and its subsidiaries), the Merger Agreement, each of the other transaction agreements to which Sirius XM Holdings is a party, and the transactions contemplated thereunder and has recommended that the stockholders of Sirius XM Holdings (other than Liberty Media and its subsidiaries) adopt the Merger Agreement.
The adoption of the Merger Agreement and, therefore, the approval of the Merger, required the affirmative vote of holders of a majority of the voting power of the outstanding shares of Sirius XM Common Stock entitled to vote on such matters. On December 11, 2023 and June 16, 2024, Liberty Radio, LLC, a Delaware limited liability company and wholly owned subsidiary of Liberty Media, which on such dates owned of record a majority of the issued and outstanding shares of Sirius XM Common Stock and held a majority of the voting power of capital stock of Sirius XM Holdings, delivered (a) an action by written consent authorizing, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger, which December 11, 2023 consent (the December 2023 Sirius XM Stockholder Written Consent) became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto and (b) an action by written consent authorizing, adopting and approving the First Amendment to the Agreement and Plan of Merger and the transactions contemplated thereby, which June 16, 2024 consent (the June 2024 Sirius XM Stockholder Written Consent and, together with the December 2023 Sirius XM Stockholder Written Consent, the Sirius XM Stockholder Written Consents) became effective immediately following the execution and delivery of the First Amendment to the Agreement and Plan of Merger by all parties thereto. Accordingly, the delivery of the Sirius XM Stockholder Written Consents was sufficient to adopt the Merger Agreement and, therefore, approve the Merger, on behalf of Sirius XM Holdings’ stockholders. Sirius XM Holdings has not solicited and is not soliciting its stockholders’ adoption of the Merger Agreement or approval of the Merger.
No further action by any stockholder of Sirius XM Holdings is required under applicable law with respect to the adoption of the Merger Agreement or the approval of the Merger. In addition, while holders of LSXMA and LSXMB are being asked to vote on and approve the Split-Off Proposal in accordance with Liberty Media’s restated certificate of incorporation, no adoption of the Merger Agreement or approval of the Merger is required under applicable law by the holders of LSXMA or LSXMB to complete the Transactions.
The enclosed materials are being provided to the stockholders of Sirius XM Holdings for informational purposes only and shall constitute the notice required under Section 228(e) of the General Corporation Law of the State of Delaware in connection with the Sirius XM Stockholder Written Consents. The stockholders of Sirius XM Holdings are not being asked for a proxy, and are requested not to send a proxy.
LSXMA and LSXMB stockholders are encouraged by the Liberty Media board of directors to vote “FOR” both of the proposals presented and further described in the accompanying materials.
Liberty Media is seeking approval from holders of LSXMA and LSXMB of the Split-Off Proposal (together with the Adjournment Proposal (as defined below)). The vote of LSXMA and LSXMB stockholders is important, regardless of the number of shares owned. Whether or not you plan to attend the Liberty Special Meeting, please vote as soon as possible to make sure that your shares are represented.
We look forward to the successful combination of the Liberty SiriusXM Group and Sirius XM Holdings.
Very truly yours,
Gregory B. Maffei
President and Chief Executive Officer
Liberty Media
Jennifer C. Witz
Chief Executive Officer
Sirius XM Holdings
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the proposals or the securities being offered in the Split-Off or the Merger or has passed upon the adequacy or accuracy of the accompanying materials. Any representation to the contrary is a criminal offense.
Investing in the securities of New Sirius, Sirius XM Holdings or Liberty Media involves risks. See “Risk Factors” beginning on page 43 of the materials.
The accompanying materials are dated July 23, 2024 and are first being mailed to holders of shares of LSXMA and LSXMB on or about July 24, 2024 to the stockholders of record as of 5:00 p.m., New York City time, on July 17, 2024.

LIBERTY MEDIA CORPORATION
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be Held on August 23, 2024
NOTICE IS HEREBY GIVEN of the special meeting of LSXMA and LSXMB stockholders of Liberty Media Corporation (Liberty Media) to be held at 10:15 a.m., Mountain time, on August 23, 2024 (the Liberty Special Meeting). The Liberty Special Meeting will be held via the Internet and will be a completely virtual meeting of stockholders to consider and vote on the following proposals:
1.
A proposal (the Split-Off Proposal) to approve the redemption by Liberty Media of each outstanding share of Liberty Media’s Series A Liberty SiriusXM common stock, par value $0.01 per share (LSXMA), Series B Liberty SiriusXM common stock, par value $0.01 per share (LSXMB) and Series C Liberty SiriusXM common stock, par value $0.01 per share (LSXMK and, together with LSXMA and LSXMB, collectively, Liberty SiriusXM Common Stock) for such number of shares of common stock, par value $0.001 per share (New Sirius Common Stock), of a wholly owned subsidiary of Liberty Media, Liberty Sirius XM Holdings Inc., a Delaware corporation (New Sirius), equal to the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023 (as may be amended from time to time, the Reorganization Agreement), by and among Liberty Media, New Sirius and Sirius XM Holdings Inc., a Delaware corporation (Sirius XM Holdings), and as further described below) (such redemption and exchange, the Redemption), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. Prior to the Redemption, all of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group will be contributed to and assumed by New Sirius (the Contribution). We refer to the Contribution, the Redemption and the resulting separation of New Sirius from Liberty Media pursuant to the Contribution and Redemption as the Split-Off. After the Split-Off, New Sirius will hold all of the businesses, assets and liabilities attributed to Liberty Media’s Liberty SiriusXM Group, including, among others, Liberty Media’s approximately 83% interest in Sirius XM Holdings, Liberty Media’s 3.75% Convertible Senior Notes due 2028, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049, a margin loan obligation incurred by Liberty Media’s wholly owned special purpose subsidiary that will be repaid after the Split-Off in connection with the Merger, which is secured by shares of the common stock, par value $0.001 per share, of Sirius XM Holdings (Sirius XM Common Stock), and corporate cash. Prior to the closing of the Split-Off and pursuant to the Reorganization Agreement, the Exchange Ratio (rounded to the nearest ten-thousandth) will be calculated based on (a) one-tenth (0.1) multiplied by (b)(i) the number of shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries (including New Sirius and its subsidiaries) immediately prior to the Split-Off reduced by a net liabilities share adjustment, divided by (ii) the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock after the close of the market on the date that is seven business days prior to the date of closing of the Redemption as further described in the accompanying proxy statement/notice/prospectus/information statement (the materials).

2.
A proposal (the Adjournment Proposal) to approve the adjournment of the Liberty Special Meeting by Liberty Media from time to time to solicit additional proxies in favor of the Split-Off Proposal, if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate.

If the Split-Off Proposal is approved, then, subject to certain other conditions, substantially concurrently with, but following, the completion of the Split-Off, a wholly owned subsidiary of New Sirius will merge with and into Sirius XM Holdings (the Merger and together with the Split-Off, the Transactions), Sirius XM Holdings will become a wholly owned subsidiary of New Sirius, and, in connection with the completion of the Transactions, New Sirius will be renamed “Sirius XM Holdings Inc.” At the effective time of the Merger,

Sirius XM Holdings will be renamed Sirius XM Inc. The Merger will not be completed if the Split-Off Proposal is not approved or if the Split-Off is otherwise not consummated.
Liberty Media will transact no other business at the Liberty Special Meeting, except such business as may properly be brought before the Liberty Special Meeting or any adjournments or postponements thereof by or at the direction of the Liberty Media board of directors in accordance with Liberty Media’s amended and restated bylaws. The accompanying materials describe the proposals listed above in more detail. Please refer to the materials, including the form of the proposed amended and restated New Sirius certificate of incorporation and bylaws and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Liberty Special Meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “Risk Factors” beginning on page 43 of the materials for an explanation of the risks associated with the Transactions.
Holders of record of LSXMA and LSXMB, in each case, outstanding as of 5:00 p.m., New York City time, on July 17, 2024, the record date for the Liberty Special Meeting, will be entitled to notice of the Liberty Special Meeting and to vote on the proposals, as applicable, at the Liberty Special Meeting or any adjournment or postponement thereof. None of Liberty Media’s certificate of incorporation, Liberty Media’s bylaws nor the laws of the State of Delaware require the approval of the holders of shares of LSXMK, or the holders of shares of Liberty Media’s Series A Liberty Formula One common stock, par value $0.01 per share, Series B Liberty Formula One common stock, par value $0.01 per share, Series C Liberty Formula One common stock, par value $0.01 per share, Series A Liberty Live common stock, par value $0.01 per share, Series B Liberty Live common stock, par value $0.01 per share, or Series C Liberty Live common stock, par value $0.01 per share, to consummate the Redemption.
The proposals described above require the following stockholder approvals:
•
The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class. Pursuant to Liberty Media’s restated certificate of incorporation, with respect to the Split-Off Proposal, each holder of record of LSXMA is entitled to one vote per share and each holder of record of LSXMB is entitled to ten votes per share.

•
The Adjournment Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class. Pursuant to Liberty Media’s restated certificate of incorporation, with respect to the Adjournment Proposal, each holder of record of LSXMA is entitled to one vote per share and each holder of record of LSXMB is entitled to ten votes per share.

The Liberty Media board of directors has approved each proposal, and recommends that the holders of LSXMA and LSXMB vote “FOR” each proposal.
Liberty Media is seeking approval from holders of LSXMA and LSXMB of each of the Split-Off Proposal and the Adjournment Proposal. You are encouraged to vote “FOR” both of the proposals presented and further described in the accompanying proxy statement/notice/prospectus/information statement. While holders of LSXMA and LSXMB are being asked to vote on and approve the Split-Off Proposal in accordance with Liberty Media’s restated certificate of incorporation, no adoption of the Merger Agreement or approval of the Merger is required under applicable law by the holders of LSXMA or LSXMB.
A list of stockholders entitled to vote at the Liberty Special Meeting will be available at Liberty Media’s offices in Englewood, Colorado for review by such stockholders for any purpose germane to the Liberty Special Meeting for at least ten days prior to the Liberty Special Meeting.
You may cast your vote electronically during the Liberty Special Meeting via the Internet or by proxy prior to the meeting via the Internet, by telephone, or by mail. You may attend the Liberty Special Meeting, access the stockholders list, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/LMC2024SM. To enter the Liberty Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on August 23, 2024.
YOUR VOTE IS IMPORTANT.   Liberty Media urges you to vote as soon as possible via the Internet, by telephone, or by mail.
By order of the board of directors,
Michael Hurelbrink
Assistant Vice President and Secretary
Englewood, Colorado
July 23, 2024
WHETHER OR NOT YOU PLAN TO ATTEND THE LIBERTY SPECIAL MEETING, PLEASE VOTE PROMPTLY ELECTRONICALLY VIA THE INTERNET OR BY TELEPHONE. ALTERNATIVELY, PLEASE COMPLETE, SIGN AND RETURN BY MAIL THE ENCLOSED PROXY CARD.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the proposals or the securities being offered in the Split-Off or the Merger or has passed upon the adequacy or accuracy of the accompanying materials. Any representation to the contrary is a criminal offense.

SIRIUS XM HOLDINGS INC.
1221 Avenue of the Americas, 35th Floor
New York, New York 10020

NOTICE OF ACTION BY WRITTEN CONSENT
AND
INFORMATION STATEMENT
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY
To Sirius XM Holdings Stockholders:
This notice of written consent and information statement is being furnished to the holders of common stock, par value $0.001 per share (Sirius XM Common Stock), of Sirius XM Holdings Inc., a Delaware corporation (Sirius XM Holdings), in connection with the proposed transaction between Liberty Media Corporation, a Delaware corporation (Liberty Media), and Sirius XM Holdings, pursuant to which Liberty Media will separate the Liberty SiriusXM Group from Liberty Media by means of a redemptive split-off (the Split-Off) of Liberty Sirius XM Holdings Inc., a Delaware corporation and wholly owned subsidiary of Liberty Media (New Sirius). A wholly owned subsidiary of New Sirius will then merge with and into Sirius XM Holdings (the Merger and, collectively with the Split-Off, the Transactions), Sirius XM Holdings will become a wholly owned subsidiary of New Sirius, and, in connection with the completion of the Transactions, New Sirius will be renamed “Sirius XM Holdings Inc.” At the effective time of the Merger, Sirius XM Holdings will be renamed Sirius XM Inc.
In connection with the Transactions, Liberty Media, Sirius XM Holdings, New Sirius and Radio Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of New Sirius (Merger Sub), have entered into an Agreement and Plan of Merger, dated as of December 11, 2023 (as may be amended from time to time, the Merger Agreement), pursuant to which, substantially concurrently with, but following, the completion of the Split-Off, the Merger will be effected, with Sirius XM Holdings surviving the Merger as a wholly owned subsidiary of New Sirius.
Upon completion of the Merger, each share of Sirius XM Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares beneficially owned by Sirius XM Holdings or New Sirius or any of its subsidiaries) will be converted into the right to receive one-tenth (0.1) of a share of common stock of New Sirius, par value $0.001 per share (New Sirius Common Stock).
Liberty Media, New Sirius and Sirius XM Holdings have also entered into a Reorganization Agreement, dated as of December 11, 2023 (as may be amended from time to time, the Reorganization Agreement). The Reorganization Agreement governs, among other things, the terms and conditions of the Split-Off, pursuant to which all of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group, including, among others, Liberty Media’s approximately 83% interest in Sirius XM Holdings, Liberty Media’s 3.75% Convertible Senior Notes due 2028, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049, a margin loan obligation incurred by Liberty Media’s wholly owned special purpose subsidiary that will be repaid after the Split-Off in connection with the Merger, which is secured by shares of Sirius XM Common Stock, and corporate cash, will be contributed to New Sirius (the Contribution) and each outstanding share of Liberty Media’s Series A Liberty SiriusXM common stock, par value $0.01 per share (LSXMA), Series B Liberty SiriusXM common stock, par value $0.01 per share (LSXMB) and Series C Liberty SiriusXM common stock, par value $0.01 per share (LSXMK and, together with LSXMA and LSXMB, collectively, Liberty SiriusXM Common Stock) will be redeemed for such number of shares of New Sirius Common Stock equal to the Exchange Ratio (as defined in the Reorganization Agreement and further described below), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock.
The Split-Off is subject to the approval of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at a special meeting of Liberty Media’s LSXMA and LSXMB stockholders, voting together as a separate class. The Merger will not be completed if the Split-Off Proposal is not approved or the Split-Off is otherwise not consummated.

A special committee comprised solely of independent directors of Sirius XM Holdings who are also independent of Liberty Media (the Special Committee) has unanimously approved, and declared advisable and in the best interests of Sirius XM Holdings and its stockholders (other than Liberty Media and its subsidiaries) and has recommended that the board of directors of Sirius XM Holdings approve, the Merger Agreement, each of the other transaction agreements to which Sirius XM Holdings is a party, and the transactions contemplated thereunder.
The board of directors of Sirius XM Holdings (following receipt of the recommendation of the Special Committee) has unanimously approved and declared advisable and in the best interests of Sirius XM Holdings and its stockholders (other than Liberty Media and its subsidiaries), the Merger Agreement, each of the other transaction agreements to which Sirius XM Holdings is a party, and the transactions contemplated thereunder and has recommended that the stockholders of Sirius XM Holdings (other than Liberty Media and its subsidiaries) adopt the Merger Agreement.
The adoption of the Merger Agreement and, therefore, the approval of the Merger required the affirmative vote of holders of a majority of the voting power of the outstanding shares of Sirius XM Common Stock entitled to vote on such matters. On December 11, 2023 and June 16, 2024, Liberty Radio, LLC, a Delaware limited liability company and wholly owned subsidiary of Liberty Media, which on such dates owned of record a majority of the issued and outstanding shares of Sirius XM Common Stock and held a majority of the voting power of capital stock of Sirius XM Holdings, delivered (a) an action by written consent authorizing, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger, which December 11, 2023 consent (the December 2023 Sirius XM Stockholder Written Consent) became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto and (b) an action by written consent authorizing, adopting and approving the First Amendment to the Agreement and Plan of Merger and the transactions contemplated thereby, which June 16, 2024 consent (the June 2024 Sirius XM Stockholder Written Consent and, together with the December 2023 Sirius XM Stockholder Written Consent, the Sirius XM Stockholder Written Consents) became effective immediately following the execution and delivery of the First Amendment to the Agreement and Plan of Merger by all parties thereto. As a result, no further action by any stockholder of Sirius XM Holdings is required under applicable law or the Merger Agreement (or otherwise) to adopt the Merger Agreement or approve the transactions contemplated thereby, including the Merger, and Sirius XM Holdings will not be soliciting your vote for or consent to the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and will not call a stockholders’ meeting for purposes of voting on the adoption of the Merger Agreement and the approval of the transactions contemplated thereby.
Additionally, at the recommendation of the board of directors of Sirius XM Radio Inc., a Delaware corporation and wholly owned subsidiary of Sirius XM Holdings (Sirius XM Radio), pursuant to the December 2023 Sirius XM Stockholder Written Consent, Liberty Radio, LLC approved the amendment and restatement of the certificate of incorporation of Sirius XM Radio to (a) reduce its number of authorized shares of common stock, par value $0.001, from 9,000,000,000 to 1,000 and remove the 50,000,000 authorized shares of preferred stock, par value $0.001 (and related references to preferred stock), and (b) remove the provision that provides that any act or transaction by Sirius XM Radio that requires for its adoption the approval of the stockholders of Sirius XM Radio shall, pursuant to Section 251(g)(7)(i) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of Sirius XM Holdings by removing the twelfth article of the existing amended and restated certificate of incorporation of Sirius XM Radio (collectively, the Radio Charter Amendment). The adoption of the Radio Charter Amendment required the affirmative vote of holders of a majority of the voting power of the outstanding shares of Sirius XM Common Stock entitled to vote on such matters.
This notice and the accompanying information statement shall constitute notice to you from Sirius XM Holdings of the Sirius XM Stockholder Written Consents contemplated by Section 228(e) of the General Corporation Law of the State of Delaware.
In accordance with Rule 14c-2 and Rule 14a-16 of the Securities Exchange Act of 1934, as amended, the Merger and the Radio Charter Amendment will become effective no earlier than the 40th calendar day after the Notice of Internet Availability of Information Statement (the Notice) is made available to Sirius XM stockholders. The Notice is being distributed and made available on or about July 24, 2024.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF THIS INFORMATION STATEMENT: THE NOTICE AND INFORMATION STATEMENT IS AVAILABLE AT WWW.MATERIALNOTICE.COM.
By order of the board of directors,
Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the proposals or the securities being offered in the Merger or has passed upon the adequacy or accuracy of the accompanying prospectus/notice/information statement. Any representation to the contrary is a criminal offense.

ABOUT THIS PROXY STATEMENT/NOTICE/PROSPECTUS/INFORMATION STATEMENT
This proxy statement/notice/prospectus/information statement, which forms part of a registration statement on Form S-4 (File No. 333-276758) filed with the Securities and Exchange Commission (the SEC) by Liberty Sirius XM Holdings Inc., a Delaware corporation and wholly owned subsidiary of Liberty Media and which is referred to as New Sirius, constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act), and a notice of meeting and action to be taken with respect to the Liberty Special Meeting of stockholders at which certain Liberty Media stockholders will consider and vote on the Split-Off Proposal and the other proposal described in this proxy statement/notice/prospectus/information statement. It also constitutes a prospectus of New Sirius under Section 5 of the Securities Act of 1933, as amended (the Securities Act), with respect to the shares of New Sirius Common Stock to be issued to certain stockholders of Liberty Media and Sirius XM Holdings, respectively, pursuant to the Reorganization Agreement and the Merger Agreement. In addition, it constitutes an information statement under Section 14(c) of the Exchange Act to provide Sirius XM Holdings stockholders with notice of the Sirius XM Stockholder Written Consents and material information concerning the actions taken in connection with the Sirius XM Stockholder Written Consents as contemplated by Section 228(e) of the General Corporation Law of the State of Delaware.
This proxy statement/notice/prospectus/information statement describes the businesses and assets of New Sirius as though they were its businesses, assets and liabilities for all historical periods described. However, New Sirius is a newly formed entity that will not have conducted any operations prior to the Split-Off and instead will have the businesses, assets and liabilities of the Liberty SiriusXM Group contributed to it prior to the Split-Off and will become the sole owner (directly or indirectly) of the equity interests in Sirius XM Holdings (as the surviving corporation) following the Merger. Unless otherwise specified herein, references in this proxy statement/notice/prospectus/information statement to the historical assets, liabilities, businesses or activities of New Sirius’ businesses or the businesses in which it has interests are intended to refer to the historical assets, liabilities, businesses or activities as they were conducted or held by the Liberty SiriusXM Group prior to the Split-Off. Upon completion of the Split-Off, New Sirius will be an independent company and Liberty Media will have no continuing stock ownership in New Sirius and upon completion of the Merger, Sirius XM Holdings will be a wholly owned subsidiary of New Sirius. This proxy statement/notice/prospectus/information statement contains, incorporates by reference or includes as an annex certain historical financial information of Liberty Media and Sirius XM Holdings as well as certain historical financial information relating to the business, assets and liabilities of New Sirius upon the completion of the Transactions. This historical financial information is not necessarily indicative of Liberty Media’s or New Sirius’ future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of New Sirius would have been had it been operated as a stand-alone company with Sirius XM Holdings as a wholly owned subsidiary during the periods presented.
Information contained in, incorporated by reference in or included as an Annex to this proxy statement/notice/prospectus/information statement relating to Liberty Media and New Sirius has been supplied by Liberty Media. Information contained in, incorporated by reference in or included as an Annex to this proxy statement/notice/prospectus/information statement relating to Sirius XM Holdings has been supplied by Sirius XM Holdings. Liberty Media and Sirius XM Holdings have both contributed information relating to the Split-Off and the Merger. You should rely only on the information contained in, incorporated by reference in or included as an Annex to this proxy statement/notice/prospectus/information statement. No person has been authorized to provide you with information that is different from what is contained in, incorporated by reference in or included as an Annex to, this proxy statement/notice/prospectus/information statement, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this proxy statement/notice/prospectus/information statement is accurate as of any date other than the date set forth on the cover page of this proxy statement/notice/prospectus/information statement or as otherwise specifically set forth herein. Changes to the information contained herein may occur after that date and none of New Sirius, Liberty Media or Sirius XM Holdings undertake any obligation to update the information unless required to do so by law. Further, you should not assume that the information incorporated by reference into this proxy statement/notice/prospectus/information statement is accurate as of any date other than the date of the incorporated document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document. Neither the mailing of this document to the holders of shares of LSXMA and LSXMB or the stockholders of Sirius XM Holdings, nor the issuance of New Sirius Common Stock pursuant to the Reorganization Agreement and/or Merger Agreement, will create any implication to the contrary.
ADDITIONAL INFORMATION
This proxy statement/notice/prospectus/information statement incorporates important business and financial information from other documents that are not included in or delivered with this proxy statement/notice/prospectus/information statement. For a listing of the documents incorporated by reference into this proxy statement/notice/prospectus/information statement, see “Additional Information — Where You Can Find More Information.” This information is available to you without charge upon your written or oral request. You can obtain copies of documents filed with the SEC, including the documents incorporated by reference in this proxy statement/notice/prospectus/information statement, through the SEC website at www.sec.gov or by writing or telephoning the office of Investor Relations of the appropriate company at the following addresses and telephone numbers:
Liberty Media Corporation 12300 Liberty Boulevard Englewood, Colorado 80112 Telephone: (720) 875-5400	Sirius XM Holdings Inc. 1221 Avenue of the Americas, 35th Floor New York, New York 10020 Telephone: (212) 584-5100
If you would like to request any documents, please do so at least five business days before the date of the Liberty Special Meeting (i.e., by August 16, 2024), in order to receive them before the Liberty Special Meeting.

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QUESTIONS AND ANSWERS
The questions and answers below highlight only selected information about the Split-Off, the Liberty Special Meeting and the Merger. You should read carefully the entire proxy statement/notice/prospectus/information statement, including the Annexes and the additional documents incorporated by reference herein, because the information in this section does not provide all of the information that might be important to you with respect to the Split-Off, the Liberty Special Meeting or the Merger.
Q:
What is the Split-Off and what is the Split-Off Proposal for which holders of shares of LSXMA and LSXMB are being asked to vote?

A:
Liberty Media, Sirius XM Holdings and New Sirius have entered into a Reorganization Agreement, dated as of December 11, 2023 (as amended by the First Amendment to the Reorganization Agreement, dated as of June 16, 2024 (the First Amendment to the Reorganization Agreement), and as may be further amended from time to time, the Reorganization Agreement), pursuant to which and except as set forth therein, all of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group will be contributed to New Sirius (the Contribution) and each outstanding share of Liberty SiriusXM Common Stock will be redeemed for such number of shares of New Sirius Common Stock equal to the Exchange Ratio (as defined in the Reorganization Agreement and further described below) (such redemption and exchange, the Redemption), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. The Redemption will be effected in accordance with the terms of Liberty Media’s restated certificate of incorporation (Liberty Media’s certificate of incorporation).

The Contribution, the Redemption and the resulting separation of New Sirius from Liberty Media pursuant to the Reorganization Agreement are referred to as the Split-Off. After the Split-Off, except as set forth in the Reorganization Agreement, New Sirius will hold all of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group, including, among others (1) all of Liberty Media’s direct and indirect interest in Sirius XM Holdings (which currently represents approximately 83% of the outstanding shares of common stock, par value $0.001 per share, of Sirius XM Holdings (Sirius XM Common Stock)), (2) corporate cash, (3) Liberty Media’s 3.75% Convertible Senior Notes due 2028, (4) Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and (5) a margin loan obligation incurred by Liberty Media’s wholly owned special purpose subsidiary that will be repaid after the Split-Off in connection with the Merger, which is secured by shares of Sirius XM Common Stock (the Margin Loan).
Liberty Media will hold a special meeting of its LSXMA and LSXMB stockholders at 10:15 a.m., Mountain time, on August 23, 2024 (the Liberty Special Meeting), at which meeting such stockholders will be asked to consider and vote on a proposal to approve the Redemption (the Split-Off Proposal). The Split-Off Proposal requires the affirmative vote of the holders of record of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class (the Liberty Split-Off Stockholder Approval). With respect to the Split-Off Proposal, each holder of record of LSXMA is entitled to one vote per share and each holder of record of LSXMB is entitled to ten votes per share. For more information, see “The Proposed Transactions” and “The Split-Off Proposal” below.
Completion of the Split-Off is conditioned on, among other things, the holders of LSXMA and LSXMB, voting together as a separate class, approving the Split-Off Proposal. The completion of the Split-Off is not conditioned on the approval of the Adjournment Proposal.
In connection with the transactions contemplated by the Merger Agreement and the Reorganization Agreement, on December 11, 2023, The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation and the John C. Malone June 2003 Charitable Remainder Unitrust (the Malone Stockholders) entered into a voting agreement with Liberty Media, Sirius XM Holdings and New Sirius (the Voting Agreement). Pursuant to the Voting Agreement, the Malone Stockholders agreed to vote their respective shares of LSXMA and LSXMB owned by them, representing approximately 48.3% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB as of April 30, 2024, in favor of the Split-Off Proposal and the transactions contemplated thereby, except that the Malone Stockholders will be obligated to vote shares representing approximately 33.37% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate in favor thereof in the event that the Liberty Media board of directors makes a Liberty Adverse Recommendation Change (as defined below) and Sirius XM Holdings elects not to terminate the Merger Agreement. For more information, see “Transaction Agreements —  Voting Agreement” below.
Q:
What is the Merger and are the holders of Sirius XM Common Stock being asked to vote on the Merger?

A:
On December 11, 2023, Liberty Media, Sirius XM Holdings, New Sirius and Radio Merger Sub, LLC, a Delaware limited liability company and a newly formed wholly owned subsidiary of New Sirius (Merger Sub), entered into an Agreement and Plan of Merger (as amended by the First Amendment to the Agreement and Plan of Merger, dated as of June 16, 2024 (the First Amendment to the Agreement and Plan of Merger and, together with the First Amendment to the Reorganization Agreement, the First Amendments), and as may be further amended from time to time, the Merger Agreement), pursuant to which, substantially concurrently with, but following, the time at which the Split-Off is completed (the Split-Off Effective Time), Merger Sub will merge with and into Sirius XM Holdings (the Merger and, collectively with the Split-Off, the Transactions), with Sirius XM Holdings surviving the Merger (the Surviving Corporation) as a wholly owned subsidiary of New Sirius. Upon completion of the Merger (if the Merger is completed), each share of Sirius XM Common Stock issued and outstanding immediately prior to the effective time of the Merger (the Merger Effective Time) will be converted into the right to receive one-tenth (0.1) of a share of New Sirius Common Stock (collectively, the Merger Consideration), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. However, the Merger Consideration will not be paid in respect of any shares of Sirius XM Common Stock issued and outstanding immediately prior to the Merger Effective Time (a) that are beneficially owned by Sirius XM Holdings (Treasury Shares) or (b) that are beneficially owned by New Sirius or any of its subsidiaries (the Liberty Owned SiriusXM Shares), which, in the case of the shares described in clause (a) will be canceled and no consideration will be delivered in exchange therefor and, in the case of the shares described in clause (b), each share will be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation (the Surviving Corporation Common Stock). Pursuant to the Merger Agreement, all of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Merger Effective Time will be automatically converted and divided into that number of shares of the Surviving Corporation Common Stock equal to, in the aggregate, the number of shares of Sirius XM Common Stock outstanding immediately prior to the Merger Effective Time, excluding the Liberty Owned SiriusXM Shares and Treasury Shares.

The adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement require the affirmative vote or written consent of the holders of a majority of the aggregate voting power of the shares of Sirius XM Common Stock that are entitled to vote pursuant to Section 228 and Section 264 of the General Corporation Law of the State of Delaware (the DGCL). On December 11, 2023 and June 16, 2024, Liberty Radio, LLC, a Delaware limited liability company and wholly owned subsidiary of Liberty Media (Liberty Radio), which on such dates owned of record a majority of the issued and outstanding shares of Sirius XM Common Stock and held a majority of the voting power of capital stock of Sirius XM Holdings, delivered (a) an action by written consent authorizing, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger, which December 11, 2023 consent (the December 2023 Sirius XM Stockholder Written Consent) became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto and (b) an action by written consent authorizing, adopting and approving the First Amendment to the Agreement and Plan of Merger and the transactions contemplated thereby, which June 16, 2024 consent (the June 2024 Sirius XM Stockholder Written Consent and, together with the December 2023 Sirius XM Stockholder Written Consent, the Sirius XM Stockholder Written Consents) became effective immediately following the execution and delivery of the First Amendment to the Agreement and Plan of Merger by all parties thereto. As a result, no further action by any stockholder of Sirius XM Holdings is required under applicable law or the

Merger Agreement (or otherwise) to adopt the Merger Agreement or approve the transactions contemplated thereby, including the Merger, and Sirius XM Holdings will not be soliciting a vote for or consent to the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and will not call a stockholders’ meeting for purposes of voting on the adoption of the Merger Agreement and the approval of the transactions contemplated thereby. For more information about the Merger, see “The Proposed Transactions” below.
Q:
What will the holders of Liberty Media common stock receive as a result of the Split-Off?

A:
If the Split-Off is effected, on the date on which the Redemption occurs (Split-Off Effective Date), each outstanding share of LSXMA, LSXMB and LSXMK will be redeemed for a number of shares of New Sirius Common Stock equal to the Exchange Ratio, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. Holders of shares of (a) Liberty Media’s Series A Liberty Formula One common stock, par value $0.01 per share (FWONA), Series B Liberty Formula One common stock, par value $0.01 per share (FWONB), and Series C Liberty Formula One common stock, par value $0.01 per share (FWONK and, together with FWONA and FWONB, collectively, Liberty Formula One Common Stock) and/or (b) Liberty Media’s Series A Liberty Live common stock, par value $0.01 per share (LLYVA), Series B Liberty Live common stock, par value $0.01 per share (LLYVB), and Series C Liberty Live common stock, par value $0.01 per share (LLYVK and, together with LLYVA and LLYVB, collectively, Liberty Live Common Stock), in each case, will not receive any new or additional shares or other consideration pursuant to the Split-Off.

Q:
Why have the parties entered into the First Amendment to the Reorganization Agreement and the First Amendment to the Agreement and Plan of Merger?

A:
The parties have entered into the First Amendment to the Reorganization Agreement and the First Amendment to the Agreement and Plan of Merger to, among other things, amend the Exchange Ratio and the SiriusXM Exchange Ratio (as defined below), respectively, which are (a) intended to preserve the economics of the Transactions announced in December 2023, while reducing the number of shares of New Sirius Common Stock that would be outstanding immediately after the closing of the Transactions and (b) expected to more closely align the nominal share price of New Sirius Common Stock outstanding immediately after the closing of the Transactions with the price of the shares of Liberty SiriusXM Common Stock being redeemed in the Split-Off, and increase the nominal price per share of New Sirius Common Stock, which is designed to help improve trading dynamics in the stock and potentially increase its attractiveness to investors. In connection with such amendment to the SiriusXM Exchange Ratio, the First Amendment to the Agreement and Plan of Merger provides that cash (without interest) will be paid in lieu of issuing any fractional shares of New Sirius Common Stock in the Merger.

In addition, the parties entered into the First Amendment to the Reorganization Agreement and the First Amendment to the Agreement and Plan of Merger to, among other things, amend the Restructuring (as defined below) to provide for, among other things, the conversion of Sirius XM Radio Inc., a Delaware corporation and a wholly owned subsidiary of Sirius XM Holdings (Sirius XM Radio), to Sirius XM Radio LLC, a Delaware limited liability company, in accordance with the DGCL and the Delaware Limited Liability Company Act (the Conversion), to provide that the completion of the Conversion be a condition to closing of the Split-Off and to provide for the prior approval of the Conversion by the United States Federal Communications Commission (the FCC) be a condition to the closing of the Merger.
Q:
How is the Exchange Ratio calculated?

A:
Prior to the closing of the Split-Off and pursuant to the Reorganization Agreement, the Exchange Ratio, which will be rounded to the nearest ten-thousandth, will be calculated based on (a) one-tenth (0.1) multiplied by (b)(i) the number of shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries (including New Sirius and its subsidiaries) immediately prior to the Split-Off reduced by a net liabilities share adjustment, divided by (ii) the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock after the close of the market on the date that is seven business days prior to the date of closing of the Redemption (the Measurement Date) calculated based on the treasury stock method. The net liabilities share adjustment, which will be calculated after the close of the market on the Measurement Date, will equal a number of shares based on the following formula as set forth in the Reorganization Agreement:
•
the net debt attributed to the Liberty SiriusXM Group, which equals the indebtedness attributed to the Liberty SiriusXM Group (excluding Liberty Media’s 3.75% Convertible Senior Notes due 2028, but including Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and the Margin Loan) less the cash and cash equivalents attributed to the Liberty SiriusXM Group (subject to certain reductions for estimated corporate overhead and similar expenses expected to be incurred between the Measurement Date and the closing of the Split-Off); plus

•
certain financing costs, excluding any fees in excess of the amounts specified in the Debt Commitment Letter (as defined below), the Engagement Letters (as defined below) or a fee letter entered into in connection with the Debt Commitment Letter (the SIRI Fee Letter) that may be required in connection with the Transactions; plus

•
a net adjustment equal to the sum of certain tax liabilities attributed to the Liberty SiriusXM Group, reduced by certain tax benefits attributed to the Liberty SiriusXM Group; plus

•
unpaid advisor and service provider fees, costs and expenses of Liberty Media incurred in connection with the Transactions (including an estimate of such fees, costs and expenses expected to be incurred between the Measurement Date and the closing of the Split-Off); plus

•
the aggregate fair value (as of the grant date) of any Liberty SiriusXM option awards granted after the date of the Reorganization Agreement; plus

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50% of the filing fees paid in connection with obtaining approval of the Transactions under the Communications Act of 1934, as amended (the Communications Act); minus

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16.5% of the SEC filing fees arising from the filing of this proxy statement/notice/prospectus/information statement with the SEC;

with the result of the above divided by $4.23, which represents the average of the daily volume-weighted average trading price (VWAP) of shares of Sirius XM Common Stock for the twenty consecutive trading days ending on September 25, 2023, the day before Liberty Media publicly disclosed that it had communicated a proposal to the Special Committee (as defined below) outlining the terms of a proposed combination. As a result of the Order and Final Judgment (as defined below) and the prior deposit of the required payment pursuant to the Agreed Settlement (as defined below) into escrow for the benefit of the applicable parties in the Specified Litigation Matter (as defined below) in accordance with the Agreed Settlement, we do not expect the net liabilities share adjustment to be adjusted by any liability arising from the Specified Litigation Matter. For further information regarding the Specified Litigation Matter, see “Transaction Agreements — Reorganization Agreement — Specified Litigation Matter” below.
The number of fully diluted shares of Liberty SiriusXM Common Stock outstanding, which will be calculated as of the Measurement Date, will be calculated based on (a) the issued and outstanding shares of Liberty SiriusXM Common Stock, including restricted shares and restricted stock units of Liberty SiriusXM Common Stock accelerated in accordance with the Reorganization Agreement, net of tax withholding, plus (b) the number of shares of Liberty SiriusXM Common Stock underlying unexercised equity options granted prior to the date of the Reorganization Agreement, plus (c) the amount equal to (i) the aggregate number of shares of LSXMA that would be issuable upon conversion of Liberty Media’s 3.75% Convertible Senior Notes due 2028, plus (ii) the number of shares of LSXMA (if any) equal to the quotient obtained by dividing (A) the amount (if any) by which the aggregate principal amount of Liberty Media’s 3.75% Convertible Senior Notes due 2028 exceeds the value of such LSXMA shares (as determined by the average of the daily VWAP of shares of LSXMA for the ten consecutive trading days ending on the Measurement Date) that would be issuable upon conversion of Liberty Media’s 3.75% Convertible Senior Notes due 2028 by (B) an average of the daily VWAP of shares of LSXMA for the ten consecutive trading days ending on the Measurement Date.

In accordance with the treasury stock method, the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock used in the calculation of the Exchange Ratio will be reduced by the aggregate value of the exercise prices of certain Liberty SiriusXM option awards, which will be calculated, as of the Measurement Date, by dividing (i) the aggregate exercise price of outstanding stock options relating to Liberty SiriusXM Common Stock granted prior to the date of the Reorganization Agreement (subject to certain adjustments) by (ii) an average of the daily VWAP of shares of LSXMK for the ten consecutive trading days ending on the Measurement Date.
The shares of New Sirius Common Stock issued in the Split-Off will represent all of the outstanding shares of New Sirius Common Stock immediately following the Split-Off (and prior to the completion of the Merger). For more information, see “The Split-Off Proposal — The Split-Off; Exchange Ratio” and “— What will happen to the Exchange Ratio if the trading prices of shares Liberty SiriusXM Common Stock or Sirius XM Common Stock change between now and the measurement date of the Exchange Ratio?” below.
Q:
What factors could impact the calculation of the Exchange Ratio?

A:
Liberty Media estimates that the Exchange Ratio in the Redemption will be approximately 0.83 shares of New Sirius Common Stock per one share of Liberty SiriusXM Common Stock. This estimated Exchange Ratio is based on estimated net financial liabilities (excluding Liberty Media’s 3.75% Convertible Senior Notes due 2028, but including Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and the Margin Loan) of the Liberty SiriusXM Group as of June 30, 2024 and estimates of transaction fees and expenses, financing fees, litigation-related liabilities and other corporate adjustments. Because the Exchange Ratio is not fixed and may vary, including due to (a) fluctuations in Liberty SiriusXM Group’s net financial liabilities, including its interest expense, transaction fees and expenses, financing fees and litigation-related liabilities, (b) changes to the trading prices of the shares of LSXMA or LSXMK between now and the Measurement Date, (c) any issuance of Liberty SiriusXM Equity Awards (as defined below) after the date of the Reorganization Agreement, (d) any issuance or repurchase by Liberty Media of shares of Liberty SiriusXM Common Stock (it being understood that any such issuances or repurchases require the prior written consent of Sirius XM Holdings under the Merger Agreement) and (e) any cancellation prior to the Measurement Date of Liberty SiriusXM Equity Awards issued prior to the Reorganization Agreement, the number of shares of New Sirius Common Stock to be received by holders of Liberty SiriusXM Common Stock in the Redemption may change from the estimated Exchange Ratio. Changes in the Exchange Ratio will impact the proportion of issued and outstanding New Sirius Common Stock following the completion of the Transactions represented by the shares of New Sirius Common Stock issued to former holders of Liberty SiriusXM Common Stock relative to former holders of Sirius XM Common Stock in the Transactions. The final Exchange Ratio, as determined in accordance with the Reorganization Agreement, will be rounded to the nearest ten-thousandth.

Q:
What will happen to the Exchange Ratio if the trading prices of shares Liberty SiriusXM Common Stock or Sirius XM Common Stock change between now and the measurement date of the Exchange Ratio?

A:
The Exchange Ratio will not change based on any changes in the trading prices of shares of LSXMB or Sirius XM Common Stock between now and the Measurement Date. Changes to the trading prices of the shares of LSXMA or LSXMK between now and the Measurement Date will not meaningfully impact the Exchange Ratio. The VWAP of shares of LSXMA and LSXMK for the ten consecutive trading days ending on the Measurement Date will be used to calculate certain components of the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock, which is a portion of the denominator of the Exchange Ratio. The number of shares of LSXMA (if any) equal to the quotient obtained by dividing (a) the amount (if any) by which the aggregate principal amount of Liberty Media’s 3.75% Convertible Senior Notes due 2028 exceeds the value of such LSXMA shares (as determined by the average of the daily VWAP of shares of LSXMA for the ten consecutive trading days ending on the Measurement Date) that would be issuable upon conversion of Liberty Media’s 3.75% Convertible Senior Notes due 2028 by (b) the VWAP of shares of LSXMA for the ten consecutive trading days ending on the Measurement Date will be added to the denominator of the Exchange Ratio.

Additionally, the number of shares of Liberty SiriusXM Common Stock underlying the then-outstanding equity awards, and reduced by the quotient obtained by dividing (1) the aggregate exercise price of outstanding stock options relating to Liberty SiriusXM Common Stock granted prior to the date of the Reorganization Agreement and outstanding as of the Measurement Date (subject to certain adjustments) by (2) the VWAP of shares of LSXMK for the ten consecutive trading days ending on the Measurement Date, also will be added to the denominator of the Exchange Ratio.
Q:
What will the holders of Sirius XM Common Stock receive as a result of the Merger?

A:
At the Merger Effective Time, each share of Sirius XM Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than Treasury Shares and Liberty Owned SiriusXM Shares) will be converted into the right to receive one-tenth (0.1) of a share of New Sirius Common Stock in book-entry form (the SiriusXM Exchange Ratio), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. In accordance with the terms of the Merger Agreement, Treasury Shares issued and outstanding immediately prior to the Merger Effective Time will be canceled and no consideration will be delivered in exchange therefor, and each Liberty Owned SiriusXM Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one share of Surviving Corporation Common Stock, which shares will be held of record by New Sirius or certain of its subsidiaries.

Q:
What will happen to outstanding Liberty SiriusXM equity awards and Sirius XM Holdings equity awards in connection with the Transactions?

A:
As described in more detail below under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards,” each option to purchase shares of Liberty SiriusXM Common Stock outstanding as of immediately prior to the Split-Off Effective Time (a Liberty SiriusXM option award) will accelerate and become fully vested immediately prior to, and contingent upon, the Split-Off Effective Time. Each Liberty SiriusXM option award will be converted into an option to purchase shares of New Sirius Common Stock (a New Sirius option award), with appropriate adjustments based on the Exchange Ratio being made to determine the number of shares and applicable exercise price subject to each New Sirius option award after giving effect to the Split-Off. The New Sirius option awards will be subject to the terms and conditions of the Transitional Plan (as defined below) and, except as described above, all other terms of the New Sirius option award will, in all material respects, be the same as those of the corresponding original Liberty SiriusXM option award. As discussed below in “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards — Transitional Plan,” the shares of New Sirius Common Stock underlying New Sirius option awards held by any individual who will serve as a member of the New Sirius board of directors can be registered on a Form S-8 and will be settled in shares upon exercise. Shares of New Sirius Common Stock underlying other New Sirius option awards that may not be able to be registered on a Form S-8 will be settled in cash upon exercise.

Each restricted stock unit with respect to shares of Liberty SiriusXM Common Stock and each restricted share of Liberty SiriusXM Common Stock outstanding as of ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or an authorized committee thereof)) will accelerate and become fully vested on such date and, net of taxes, will be treated as outstanding shares of Liberty SiriusXM Common Stock and will be redeemed for shares of New Sirius Common Stock in the Redemption at the Exchange Ratio, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock.
As described in more detail below under “The Merger — Treatment of Outstanding Equity Awards,” in connection with the Merger, (a) each stock option relating to Sirius XM Common Stock (a SiriusXM option) that is outstanding and unexercised immediately prior to the Merger Effective Time will be converted into a stock option relating to New Sirius Common Stock, with appropriate adjustments based on the SiriusXM Exchange Ratio being made to determine the number of shares and applicable exercise price subject to each New Sirius option award after giving effect to the Merger, and such New Sirius option award will have the same terms (including the vesting requirements) as those of the corresponding SiriusXM option immediately prior to the Merger Effective Time, and (b) each restricted stock unit relating to Sirius XM Common Stock (a SiriusXM RSU) that is outstanding immediately prior to the Merger Effective Time will be converted into a restricted stock unit relating to New Sirius Common Stock, with appropriate adjustments based on the SiriusXM Exchange Ratio being made to determine the number of shares subject to each New Sirius restricted stock unit after giving effect to the Merger, with such New Sirius restricted stock unit having the same terms (including the vesting requirements) as those of the corresponding SiriusXM RSU immediately prior to the Merger Effective Time.
Q:
What are the U.S. federal income tax consequences of the Split-Off?

A:
It is a nonwaivable condition to the Split-Off that Liberty Media receives the opinion of Skadden, Arps, Slate, Meagher & Flom LLP (Skadden Arps), dated as of the date on which the Redemption will be effective (the Redemption Date) and in form and substance reasonably acceptable to Liberty Media, to the effect that, for U.S. federal income tax purposes, (a) the Redemption, taken together with the Contribution (collectively, the Split-Off Transactions) will qualify as a transaction that is generally tax-free under Section 355, Section 368(a)(1)(D) and related provisions of the Code, (b) no income, gain or loss will be recognized by Liberty Media upon the receipt of New Sirius Common Stock in the Contribution or the distribution of New Sirius Common Stock pursuant to the Split-Off (except as a result of certain items of income, gain, deduction or loss (i) recognized with respect to the deemed exchange, for U.S. federal income tax purposes, of certain New Sirius Liabilities (as defined below) or (ii) that is not excludable by reason of the qualification of the Split-Off Transactions as a reorganization and is taken into account pursuant to the consolidated return regulations), and (c) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty SiriusXM Common Stock upon the receipt of shares of New Sirius Common Stock in the Split-Off (except with respect to the receipt of any cash in lieu of fractional shares) (collectively the Split-Off Intended Tax Treatment).

For a summary of U.S. federal income tax consequences of the Split-Off to holders of Liberty SiriusXM Common Stock, please see the section entitled “U.S. Federal Income Tax Consequences.”
Q:
What are the U.S. federal income tax consequences of the Merger?

A:
It is a nonwaivable condition to the Merger that Liberty Media receives the opinion of Skadden Arps, dated as of the effective date of the Merger (the Merger Effective Date) and in form and substance reasonably acceptable to Liberty Media, to the effect that, for U.S. federal income tax purposes, the exchanges of Sirius XM Common Stock for New Sirius Common Stock pursuant to the Merger, taken together with the Contribution, will qualify as exchanges described in Section 351 of the Internal Revenue Code of 1986, as amended (the Code) (the Merger Intended Tax Treatment). In addition, it is a nonwaivable condition to the Merger that Sirius XM Holdings receives the opinion of Simpson Thacher & Bartlett LLP (Simpson Thacher), dated as of the Merger Effective Date and in form and substance reasonably acceptable to Sirius XM Holdings, to the effect that, for U.S. federal income tax purposes, the exchanges of Sirius XM Common Stock for New Sirius Common Stock pursuant to the Merger, taken together with the Contribution, will qualify for the Merger Intended Tax Treatment.

For a summary of U.S. federal income tax consequences of the Merger to holders of Sirius XM Common Stock, please see the section entitled “U.S. Federal Income Tax Consequences.”
Q:
What regulatory approvals are required to complete the Transactions?

A:
The Transactions do not require any notifications by Liberty Media, New Sirius or Sirius XM Holdings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act). Certain stockholders of Liberty Media or Sirius XM Holdings, however, are required to provide notifications to the Department of Justice (DOJ) and Federal Trade Commission (FTC) as a result of the Transactions. Any such stockholder notifications are not conditions to closing of the Transactions.

Liberty Media and Sirius XM Holdings submitted applications to the FCC for authorization to transfer control of subsidiaries of Sirius XM Holdings that hold FCC licenses and authorizations and the associated FCC licenses and authorizations from Liberty Media to New Sirius and the FCC approved such applications in March 2024. Additionally, the Conversion requires the FCC’s prior approval of the pro forma assignment and transfer of control applications for the FCC licenses and authorizations held by Sirius XM Radio and its licensee subsidiaries, for which Sirius XM Holdings submitted applications to the FCC. The FCC has approved all such assignment and transfer of control applications filed in connection with the Conversion.
Q:
Is the completion of the Split-Off subject to any conditions?

A:
Yes. As more fully described in “Transaction Agreements — Reorganization Agreement — Conditions to Completion of the Contribution and the Redemption,” the completion of the Split-Off and related transactions are subject to (a) the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement (other than the conditions that the Split-Off has occurred and that the conditions to the Split-Off have been satisfied or, if permissible, waived), including, among others, the receipt (i) by Liberty Media of approval of the Split-Off Proposal by the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class, and (ii) by Liberty Media and Sirius XM Holdings of the tax opinions described below, (b) the confirmation by the parties to the Merger Agreement that the completion of the Merger will occur subject only to the occurrence of the Split-Off Effective Time, (c) the absence of any law, order or other legal restraint that has the effect of enjoining, restraining, preventing or prohibiting the consummation of the Contribution or Redemption and (d) the completion of the Conversion. The foregoing conditions, other than the condition set forth in clause (c), may not be waived by Liberty Media, New Sirius or Sirius XM Holdings.

Subject to the satisfaction or, if permissible, waiver of the conditions described above, the Split-Off will be completed substantially concurrently with (but prior to) the completion of the Merger, unless the Merger Agreement has been terminated, in which case, the Split-Off will not be completed. For so long as the Merger Agreement is in effect, the Liberty Media board of directors may not terminate the Split-Off without the consent of Sirius XM Holdings (through the Special Committee).
We cannot be certain when, or if, the conditions to the Split-Off will be satisfied or, if permissible, waived, or that the Split-Off will be completed.
Q:
Is the completion of the Merger subject to any conditions?

A:
Yes. As more fully described in “Transaction Agreements — Merger Agreement — Conditions to Completion of the Merger,” the completion of the Merger depends on a number of conditions being satisfied or, if permissible, waived.

In addition to the receipt of the Liberty Split-Off Stockholder Approval, which cannot be waived, the satisfaction or, if permissible, waiver of the conditions set forth in the Reorganization Agreement (as described above) and the completion of the Split-Off, the Merger is subject to the satisfaction or, if permissible, waiver of certain conditions, including:
•
the receipt of approval of the Transactions and the Conversion under the Communications Act;

•
the absence of any law, order or other legal restraint that has the effect of enjoining, restraining, preventing or prohibiting the consummation of any of the Transactions;

•
subject to certain exceptions set forth in the Merger Agreement, the receipt of all approvals and authorizations of, and all expirations of waiting periods required by, any governmental authority which are required to complete the Merger or the Split-Off, which must be in full force and effect as of the completion of the Split-Off (the Regulatory Approvals Condition);

•
the effectiveness under the Securities Act of 1933, as amended (the Securities Act), of the registration statement on Form S-4, of which this proxy statement/notice/prospectus/information statement forms a part, with no stop order suspending the effectiveness of the registration statement on Form S-4 or proceeding seeking a stop order having been initiated or threatened by the SEC;

•
the effectiveness of the registration of the shares of New Sirius Common Stock under Section 12(b) of the Exchange Act; and

•
the receipt of approval of Nasdaq for listing of the shares of New Sirius Common Stock, subject to official notice of issuance.

The foregoing conditions to the Transactions, other than the Regulatory Approvals Condition, which (if waived) must be waived by all of the parties to the Merger Agreement, may not be waived by Liberty Media, New Sirius, Merger Sub or Sirius XM Holdings.
The obligations of Sirius XM Holdings to complete the Transactions are also subject to the satisfaction or, if permissible, waiver of the following conditions (among others): (a) receipt of an opinion from Simpson Thacher, as described in more detail in “U.S. Federal Income Tax Consequences — Tax Opinions” and (b) Liberty Media’s, New Sirius’ and Merger Sub’s representations and warranties being true and correct as of the date the Merger is completed (subject to certain materiality and material adverse effect qualifications) and Liberty Media, New Sirius and Merger Sub having performed in all material respects their respective obligations under the Merger Agreement. The foregoing condition to the Transactions set forth in clause (a) above may not be waived by Sirius XM Holdings.
The obligations of Liberty Media, New Sirius and Merger Sub to complete the Transactions are also subject to the satisfaction or, if permissible, waiver of the following conditions (among others): (a) receipt of opinions from Skadden Arps, as described in more detail in “U.S. Federal Income Tax Consequences — Tax Opinions,” (b) Sirius XM Holdings’ representations and warranties being true and correct as of the date the Merger is completed (subject to certain materiality and material adverse effect qualifications) and Sirius XM Holdings having performed in all material respects its obligations under the Merger Agreement and (c) the repayment, or the arrangement for the repayment, of all loans outstanding, including accrued interest and additional amounts due under, the Margin Loan. The foregoing conditions to the Transactions set forth in clauses (a) and (c) above may not be waived by Liberty Media, New Sirius or Merger Sub.
We cannot be certain when, or if, the conditions to the Transactions will be satisfied or, if permissible, waived, or that the Transactions will be completed.
Q:
Can the parties solicit alternative transactions or can the Liberty Media board of directors, Sirius XM Holdings board of directors or the Special Committee change its recommendation?

A:
As more fully described in this proxy statement/notice/prospectus/information statement and in the Merger Agreement, during the pendency of the Merger Agreement, each of Liberty Media, New Sirius and Sirius XM Holdings has agreed to non-solicitation obligations with respect to third-party acquisition proposals (including provisions restricting their ability to provide confidential information to third parties) and has agreed to certain restrictions on it and its representatives’ ability to respond to any such proposals.

The Liberty Media board of directors has recommended that you vote “FOR” the Split-Off Proposal and has agreed in the Merger Agreement, among other things, to include this recommendation in this proxy statement/notice/prospectus/information statement. Neither the Liberty Media board of directors nor any committee of Liberty Media’s board of directors is permitted to change this recommendation or otherwise recommend or approve any alternative transaction (such actions referred to as a Liberty Adverse Recommendation Change) unless the Liberty Media board of directors determines, in good faith, after consulting with outside legal counsel that the failure to take such action would result in a violation of its fiduciary duties under applicable law. Even if the Liberty Media board of directors makes a Liberty Adverse Recommendation Change, the Split-Off Proposal is still required to be submitted to the holders of shares of LSXMA and LSXMB at the Liberty Special Meeting for the purposes of approving the Split-Off Proposal unless the Merger Agreement is terminated prior to such time.
The Sirius XM Holdings board of directors, following the recommendation of a special committee comprised solely of independent directors of Sirius XM Holdings who are also independent of Liberty

Media (such independent directors being Eddy W. Hartenstein and James P. Holden; collectively, the Special Committee), has recommended that the stockholders of Sirius XM Holdings (other than Liberty Media and its subsidiaries) adopt the Merger Agreement and has agreed that neither the Sirius XM Holdings board of directors nor any committee thereof, including the Special Committee, will recommend or approve any alternative transaction.
For a more complete description of the limitations on solicitation of acquisition proposals from third party and the ability of either the Liberty Media board of directors or Sirius XM Holdings board of directors to change its recommendation in favor of the Split-Off Proposal see “Transaction Agreements — Merger Agreement” below.
Q:
Can the Reorganization Agreement be terminated by the parties?

A:
Yes. The Reorganization Agreement may be terminated and the Split-Off may be abandoned, at any time prior to the Split-Off Effective Time, (a) by Liberty Media for any reason if the Merger Agreement has been terminated in accordance with its terms or (b) by written agreement of Liberty Media, New Sirius and Sirius XM Holdings (through the Special Committee) if the Merger Agreement has not been terminated in accordance with its terms. If the Split-Off is not completed, then the Merger will not be completed.

Q:
Can the Merger Agreement be terminated by the parties?

A:
Yes. Sirius XM Holdings (through the Special Committee) and Liberty Media may jointly agree to terminate the Merger Agreement at any time.

Either Sirius XM Holdings (through the Special Committee) or Liberty Media may terminate the Merger Agreement if:
•
the Transactions are not completed on or before November 15, 2024 (the Walk-Away Date), except a party cannot terminate the Merger Agreement for this reason if that party’s breach of any of the Transaction Agreements (as defined below) is the primary cause of or resulted in the failure to complete the Merger prior to or on the Walk-Away Date;

•
a law, order or other legal restraint of any governmental authority enjoins, restrains, prevents or prohibits the consummation of any of the Transactions, except a party cannot terminate the Merger Agreement for this reason if that party’s breach of any of the Transaction Agreements is the primary cause of such law order or restraint; or

•
the Liberty Split-Off Stockholder Approval is not obtained at the Liberty Special Meeting, except Liberty Media cannot terminate the Merger Agreement for this reason if Liberty Media is then in material breach of its obligations under the Merger Agreement related to obtaining the Liberty Split-Off Stockholder Approval or its non-solicitation obligations under the Merger Agreement.

Sirius XM Holdings (through the Special Committee) may terminate the Merger Agreement if:
•
Liberty Media, New Sirius or Merger Sub breaches or fails to perform any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement or the Reorganization Agreement, which breach or failure to perform would result in the failure of (a) a closing condition regarding the accuracy of its representations and warranties or the performance by it in all material respects of its obligations under the Merger Agreement or (b) the completion of the Split-Off in accordance with the Reorganization Agreement and, in each case, such breach or failure to perform is incapable of being cured by the Walk-Away Date, or is not cured within 30 calendar days following receipt of written notice from the Special Committee (on behalf of Sirius XM Holdings) of such breach or failure to perform, except that Sirius XM Holdings will not have the right to terminate the Merger Agreement for this reason if Sirius XM Holdings is then in breach of any of its representations, warranties or covenants in the Merger Agreement and such breach would result in the failure of a closing condition regarding the accuracy of its representations and warranties or the performance by it in all material respects of its obligations under the Merger Agreement; or

•
the Liberty Media board of directors makes a Liberty Adverse Recommendation Change.

Liberty Media can terminate the Merger Agreement if Sirius XM Holdings breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or Reorganization Agreement, which breach or failure to perform would result in the failure of (a) a closing condition regarding the accuracy of its representations and warranties or the performance by it in all material respects with its obligations under the Merger Agreement or (b) the completion of the Split-Off in accordance with the Reorganization Agreement and, in each case, such breach or failure to perform is incapable of being cured by the Walk-Away Date, or is not cured within 30 calendar days following receipt of written notice from Liberty Media of such breach or failure to perform, except that Liberty Media will not have the right to terminate the Merger Agreement for this reason if Liberty Media, New Sirius or Merger Sub is then in breach of any of its representations, warranties or covenants under the Merger Agreement and such breach would result in the failure of a closing condition regarding the accuracy of its, New Sirius’ or Merger Sub’s representations and warranties or the performance by New Sirius, Merger Sub or it in all material respects with their respective obligations under the Merger Agreement.
Q:
What is the effect of the termination of the Merger Agreement?

A:
In the event the Merger Agreement is terminated, the Merger Agreement will become null and void (other than certain specified provisions as described in the next sentence) and none of Liberty Media, Sirius XM Holdings or New Sirius, or their respective directors, officers and affiliates, will have any liability under the Merger Agreement except that nothing will relieve any party from liability for fraud or any willful breach of the Merger Agreement. Certain designated provisions of the Merger Agreement, including, but not limited to, the payment of fees and expenses and confidentiality restrictions and, under certain circumstances, the payment of the termination fee described below, will survive the termination of the Merger Agreement. If the Merger Agreement is terminated, the Split-Off will not be completed.

Q:
Are there any fees payable by the parties in connection with the termination of the Merger Agreement?

A:
The Merger Agreement provides that Liberty Media will be required to pay a termination fee to Sirius XM Holdings of $450 million in cash if Sirius XM Holdings (through the Special Committee) terminates the Merger Agreement as a result of the occurrence of a Liberty Adverse Recommendation Change.

If the Merger Agreement is terminated under circumstances where such termination fee is payable, and is paid, by Liberty Media, subject to certain limited exceptions, including for any willful breach by Liberty Media of its non-solicitation obligations set forth in the Merger Agreement, Sirius XM Holdings and certain related parties will be precluded from any other remedy against Liberty Media and certain related parties in connection with the Merger Agreement or the Transactions.
Q:
Are the Transactions subject to a financing condition?

A:
The Transactions are not subject to a financing condition. In connection with the Transactions, (a) all loans outstanding, together with accrued interest and any additional amounts due, under the Margin Loan will be repaid (the Margin Loan Obligation), (b) holders of the 2.75% Exchangeable Senior Debentures due 2049 will have the right to require New Sirius (as issuer by assumption pursuant to the terms of the indenture governing the 2.75% Exchangeable Senior Debentures due 2049) to repurchase the 2.75% Exchangeable Senior Debentures due 2049 (together with the Margin Loan Obligation, the Financed Obligations) at a purchase price equal to the adjusted principal amount plus accrued and unpaid interest and (c) Liberty Media’s 3.75% Convertible Senior Notes due 2028 will be assumed by New Sirius pursuant to the terms of the indenture governing such 3.75% Convertible Senior Notes due 2028. Sirius XM Holdings estimates that the total funds necessary to pay in full the Financed Obligations will be approximately $1.1 billion.

Sirius XM Holdings intends to fund, in the form of a promissory note from Sirius XM Radio to New Sirius, the amounts necessary to pay the Financed Obligations with a combination of cash from Sirius XM Radio and its subsidiaries and, to the extent necessary, debt financing. On January 26, 2024,

Sirius XM Radio entered into an amendment to its existing credit facility to provide for the addition of a $1.1 billion incremental term loan (the Sirius XM Radio Term Loan A) arranged by BofA Securities, Inc., Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank, N.A., which, subject to satisfaction of certain borrowing conditions, may be used to pay the Financed Obligations. Upon the execution of the amendment providing for the Sirius XM Radio Term Loan A, the Debt Commitment Letter (as defined below) related to the Bridge Financing (as defined below) was terminated.
For more information, see “The Merger — Amount and Source of Funds and Financing; Expenses” and “Description of Certain Indebtedness.”
Q:
Will fractional shares of New Sirius Common Stock be issued in connection with the Split-Off or the Merger?

A:
No fractional shares of New Sirius Common Stock will be issued in connection with the Split-Off or the Merger. Instead, each holder of record of shares of Liberty SiriusXM Common Stock who would otherwise have received a fraction of a share of New Sirius Common Stock pursuant to the Redemption will receive cash in an amount of such holder’s pro rata share of the net proceeds from a sale by the Redemption Agent (as defined below) in the public market of the aggregate fractional shares of New Sirius Common Stock to be issued in the Redemption to such holders of record. A holder of Liberty SiriusXM Common Stock who holds their shares in street name should reach out to their broker or other nominee with any questions, as only DTC Participants (as defined below) who would otherwise have received a fraction of a share of New Sirius Common Stock pursuant to the Redemption will receive cash in an amount of such DTC Participant’s pro rata share of the net proceeds from a sale by the Redemption Agent in the public market of the aggregate fractional shares of New Sirius Common Stock to be issued in the Redemption to such DTC Participants. Similarly, each holder of record of shares of Sirius XM Common Stock who would otherwise have received a fraction of a share of New Sirius Common Stock pursuant to the Merger will receive cash in an amount of such holder’s pro rata share of the net proceeds from a sale by the Exchange Agent (as defined below) in the public market of the aggregate fractional shares of New Sirius Common Stock to be issued in the Merger to such holders of record. A holder of Sirius XM Common Stock who holds their shares in street name should reach out to their broker or other nominee with any questions, as only DTC Participants who would otherwise have received a fraction of a share of New Sirius Common Stock pursuant to the Merger will receive cash in an amount of such DTC Participant’s pro rata share of the net proceeds from a sale by the Exchange Agent in the public market of the aggregate fractional shares of New Sirius Common Stock to be issued in the Merger to such DTC Participants. As used herein, DTC Participant is defined as brokers and other nominees that are participants in The Depositary Trust Company and hold shares in street name. No interest will be paid on any cash received in lieu of a fractional share. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “U.S. Federal Income Tax Consequences.”

Q:
Following the completion of the Transactions, will Liberty Media and New Sirius be subject to any mutual indemnification obligations?

A:
Yes. The Reorganization Agreement provides for mutual indemnification obligations between Liberty Media and New Sirius, pursuant to which (a) New Sirius indemnifies Liberty Media for all losses and damages incurred by Liberty Media in connection with the liabilities that may exist relating to the businesses, assets and liabilities contributed to New Sirius in the Contribution in accordance with the Reorganization Agreement, together with liabilities resulting from any breach of any covenant by New Sirius in the Reorganization Agreement after the completion of the Split-Off, and (b) Liberty Media indemnifies New Sirius for all losses and damages incurred by New Sirius in connection with the liabilities that may exist relating to the businesses, assets and liabilities retained by Liberty Media following the Contribution in accordance with the Reorganization Agreement, together with liabilities resulting from any breach of any covenant by Liberty Media in the Reorganization Agreement. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, please see “Transaction Agreements — Tax Sharing Agreement” below.

Q:
What is the accounting treatment for the Transactions?

A:
Liberty Media and Sirius XM Holdings prepare their financial statements, respectively, in accordance with accounting principles generally accepted in the U.S. (GAAP). The Split-Off will be accounted for at historical cost due to the fact that New Sirius Common Stock will be distributed pro-rata to holders of Liberty SiriusXM Common Stock. Following the Split-Off, New Sirius will acquire the remaining outstanding Sirius XM Common Stock it does not own through an equity exchange where holders of Sirius XM Common Stock will receive one-tenth (0.1) of a share of New Sirius Common Stock for each share of Sirius XM Common Stock, thereby eliminating the noncontrolling interest in Sirius XM Holdings. For more information, see “The Merger — Accounting Treatment.”

Q:
Why am I receiving this proxy statement/notice/prospectus/information statement?

A:
We are delivering this proxy statement/notice/prospectus/information statement to holders of shares of LSXMA and LSXMB because it serves as a proxy statement being used by the board of directors of Liberty Media to solicit proxies of holders of LSXMA and LSXMB in connection with approval of the Split-Off Proposal and related matters. This document contains important information about the proposals being voted on at the Liberty Special Meeting, including the Split-Off Proposal. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of LSXMA or LSXMB voted by proxy without attending the Liberty Special Meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

We are also delivering this proxy statement/notice/prospectus/information statement to holders of Sirius XM Common Stock because it serves as an information statement being used by the board of directors of Sirius XM Holdings to provide holders of Sirius XM Common Stock with notice of the Sirius XM Stockholder Written Consents and serves as your notice pursuant to Section 228(e) of the DGCL. This document contains important information about the actions taken in connection with the Sirius XM Stockholder Written Consents. Sirius XM Holdings is not asking you for a proxy and you are requested to not send Sirius XM Holdings a proxy.
Finally, this document also serves as a prospectus that is being delivered to holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock because, in connection with the Split-Off and the Merger, New Sirius will be issuing to holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock, respectively, shares of New Sirius Common Stock.
Q:
How can I find more information about Liberty Media and Sirius XM Holdings?

A:
You can find more information about Liberty Media and Sirius XM Holdings from various sources described in “Additional Information — Where You Can Find More Information.”

For Holders of Liberty SiriusXM Common Stock
Q:
When and where is the Liberty Special Meeting?

A:
The Liberty Special Meeting will be held at 10:15 a.m., Mountain time, on August 23, 2024. The Liberty Special Meeting will be held via the Internet and will be a completely virtual meeting of the holders of LSXMA and LSXMB. You may attend the meeting, access the list of holders of LSXMA and LSXMB, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/LMC2024SM. To enter the Liberty Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. It is recommended that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on August 23, 2024.

Q:
What is the record date for the Liberty Special Meeting?

A:
The record date for the Liberty Special Meeting is 5:00 p.m., New York City time, on July 17, 2024.

Q:
What is the purpose of the Liberty Special Meeting?

A:
To consider and vote on the Split-Off Proposal and a proposal (the Adjournment Proposal) to approve the adjournment of the Liberty Special Meeting by Liberty Media from time to time to solicit additional proxies in favor of the Split-Off Proposal, if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate.

Q:
How does the Liberty Media board of directors recommend that I vote?

A:
The Liberty Media board of directors recommends that you vote “FOR” the Split-Off Proposal and the Adjournment Proposal.

Q:
Do the holders of LSXMA and LSXMB need to adopt the Merger Agreement and approve the Merger in order to complete the Transactions?

A:
No. While the approval of the Split-Off Proposal by the holders representing a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class, is required to complete the Transactions, the adoption of the Merger Agreement and the approval of the Merger by the holders of LSXMA and LSXMB is not required to complete the Transactions and is not being sought by Liberty Media.

Q:
Do the directors and executive officers of Liberty Media have any interests that may differ from the interests of other holders of Liberty SiriusXM Common Stock?

A:
When considering the recommendation of the Liberty Media board of directors with respect to the Split-Off Proposal, holders of LSXMA and LSXMB should be aware that certain of Liberty Media’s directors and executive officers may be deemed to have interests in the Transactions that are different from, or in addition to, those of holders of Liberty SiriusXM Common Stock. These interests may present such persons with actual or potential conflicts of interest. The Liberty Media board of directors was aware of these interests during the deliberations of the merits of the Transactions, and in deciding to recommend that you vote for each of the Split-Off Proposal and the Adjournment Proposal.

With respect to Liberty Media’s directors and executive officers, areas where their interests may differ from those of holders of Liberty SiriusXM Common Stock in general relate to the indemnification and insurance protections for their service as directors and executive officers pursuant to the organizational documents of Liberty Media and New Sirius, pursuant to indemnification agreements entered into with Liberty Media and pursuant to Liberty Media’s director and officer liability insurance policies. For any directors or executive officers of Liberty Media that will serve as directors or executive officers of New Sirius following the completion of the Transactions, New Sirius will obtain director and officer liability insurance to cover all directors and executive officers of New Sirius.
Additionally, directors and executive officers of Liberty Media hold stock options and/or restricted stock units with respect to Liberty SiriusXM Common Stock, which, (a) in the case of each stock option outstanding immediately prior to the Split-Off, will become fully vested immediately prior to, and contingent upon, the Split-Off Effective Time and be converted into a New Sirius option award based on the Exchange Ratio and (b) in the case of each restricted stock award and restricted stock unit outstanding as of ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or an authorized committee thereof)), will become fully vested and, net of taxes, will be treated as an outstanding share of Liberty SiriusXM Common Stock in the Redemption, in each case, as discussed in more detail below in “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards” and “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards.” As discussed below in “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards —  Transitional Plan,” the shares of New Sirius Common Stock underlying New Sirius option awards held by any individual who will serve as a member of the New Sirius board of directors can be registered on a Form S-8 and will be settled in shares upon exercise. Shares of New Sirius Common Stock underlying other New Sirius option awards that may not be able to be registered on a Form S-8 will be settled in cash upon exercise.
The Liberty Media board of directors and the Sirius XM Holdings board of directors include two overlapping members: Gregory B. Maffei and Evan D. Malone. Mr. Maffei is a member of the Liberty Media board of directors and the President and Chief Executive Officer of Liberty Media and is also the Chairman of the Sirius XM Holdings board of directors. Mr. Evan Malone is a non-employee member of each of the Liberty Media board of directors and Sirius XM Holdings board of directors. Each of Mr. Maffei and Mr. Evan Malone hold shares of Sirius XM Common Stock, stock options with respect to Sirius XM Common Stock and restricted stock units with respect to Sirius XM Common Stock. Those shares will be converted in the Merger into the right to receive shares of New Sirius Common Stock, and such options and restricted stock units will be treated as discussed in more detail under “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Sirius XM Holdings in the Transactions — Equity Awards” and “The Merger —  Treatment of Outstanding Equity Awards.”
Effective as of the completion of the Merger, Mr. Maffei is expected to serve as the Chairman of the New Sirius board of directors.
Additionally, in connection with the Transactions, Liberty Media entered into a letter agreement with its Chief Executive Officer, Mr. Maffei, pursuant to which, subject to the terms thereof, Mr. Maffei will receive a $1 million lump sum cash payment in consideration for Mr. Maffei’s waiver of any right to resign from his employment with Liberty Media for “good reason” (as such term is defined in his employment agreement by and between Liberty Media and himself) as a result of the Transactions.
In addition, Mr. Maffei is required as an individual to make a filing under the HSR Act, and Liberty Media, pursuant to Mr. Maffei’s employment agreement, will reimburse Mr. Maffei for the costs and expense of such filing.
John C. Malone is the Chairman of the Liberty Media board of directors. Mr. Malone may be deemed to beneficially own approximately 48.8% of the aggregate voting power represented by the shares of LSXMA and LSXMB outstanding as of April 30, 2024, of which approximately 48.3% of such aggregate voting power is subject to the Voting Agreement. Under the Voting Agreement, each of Sirius XM Holdings and New Sirius, jointly and severally, has agreed to indemnify each Malone Stockholder for certain losses incurred in connection with or arising out of the Voting Agreement. In addition, Sirius XM Holdings and New Sirius have agreed to pay up to $150,000 in the aggregate of reasonable out-of-pocket costs and expenses incurred by the Malone Stockholders in connection with the preparation, negotiation, execution and delivery of the Voting Agreement. See “Transaction Agreements — Voting Agreement” below. In addition, Mr. Malone holds shares of Sirius XM Common Stock, and those shares will be converted in the Merger into the right to receive shares of New Sirius Common Stock.
Additionally, Mr. Evan Malone is expected to serve as a member of the New Sirius board of directors. Mr. Evan Malone was designated to serve as a director of New Sirius subsequent to the Liberty Media board of directors’ deliberations of the merits of the Transactions.
As of April 30, 2024, Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned approximately 50.3% of the aggregate voting power of LSXMA and LSXMB outstanding as of that date. Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” each of the Split-Off Proposal and the Adjournment Proposal. Other than the Voting Agreement, no voting agreement exists that requires any of Liberty Media’s executive officers and/or directors to vote in favor of the Split-Off Proposal and/or the Adjournment Proposal. If all such executive officers and directors vote “FOR” the Split-Off Proposal and the Adjournment Proposal, as intended, then no additional votes will be required to be cast by any other LSXMA or LSXMB stockholder and both of the Split-Off Proposal and the Adjournment Proposal will be approved.

For a detailed discussion of these and other interests, see “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions” below.
Q:
Why is Liberty Media proposing the Transactions?

A:
In determining to approve the Transactions, the Liberty Media board of directors believes that the Transactions will benefit Liberty Media and its businesses and result in the creation of stockholder value because, among other things, the aggregate trading value of the New Sirius Common Stock that will be held by former holders of Liberty SiriusXM Common Stock following the completion of the Transactions is expected to exceed the aggregate trading value of the existing Liberty SiriusXM Common Stock. The Liberty Media board of directors determined that the Transactions are advisable and in the best interests of Liberty Media and its stockholders. The Liberty Media board of directors took into account a number of factors (none of which can be guaranteed to occur) when approving the Transactions, including the following:

•
Address historical trading discount.   Separating New Sirius is expected to meaningfully reduce (or eliminate) the discount to net asset value at which Liberty SiriusXM Common Stock has historically traded by eliminating the complexity and uncertainty associated with Liberty Media’s capital structure and creating a single-asset backed security. While the ABHI Split-Off Transactions and the 2023 Reclassification (each as defined below) were intended, in part, to reduce the historical trading discount applied to Liberty SiriusXM Common Stock, this discount has persisted. The Transactions are expected to effectively address the historical trading discount.

•
Attractive equity currency for New Sirius.   The Transactions will provide New Sirius with a more attractive, asset-backed equity currency with significant float that will be available to raise capital to fund its financial needs or for future acquisitions and growth opportunities. In addition, in connection with the amendments to the Exchange Ratio and the SiriusXM Exchange Ratio, the Liberty Media board of directors expects that the nominal share price of New Sirius Common Stock immediately after the closing of the Transactions will more closely align with the price of the shares of Liberty SiriusXM Common Stock being redeemed in the Split-Off and expects the nominal price per share of New Sirius Common Stock to increase, which is designed to help improve trading dynamics in the stock and potentially increase its attractiveness to investors.

•
Simplified capital and governance structure.   The Transactions will eliminate the tracking stock structure and the multiple voting classes of Liberty SiriusXM Common Stock and result in New Sirius being an independent public company, with no majority stockholder and a single class of shares outstanding, thereby improving trading liquidity for New Sirius stockholders, providing New Sirius with access to a broader investor base and expanded opportunities for index inclusion, and providing the New Sirius management team with greater flexibility in pursuing growth and capital allocation strategies.

•
Attract and retain qualified personnel.   New Sirius’ independent equity currency resulting from the Transactions will enable New Sirius to more effectively tailor employee benefit plans and retention programs and provide improved incentives to its management, employees and future hires.

•
Expectation for tax-free transaction.   The Liberty Media board of directors’ expectation is that the Transactions will be completed in a manner that is generally tax-free to Liberty Media and its stockholders (except with respect to cash received in lieu of fractional shares).

Q:
Did the Liberty Media board of directors consider any potential negative aspects and risks in approving the Transactions?

A:
The Liberty Media board of directors also considered a number of potential negative aspects and risks in approving the Transactions, including the following:

•
the risk of being unable to achieve the benefits expected from the Transactions;

•
the potential disruption of the businesses of Liberty Media and Sirius XM Holdings, as its management and employees devote time and resources to completing the Split-Off and Merger;

•
the substantial costs of effecting the Split-Off and Merger;

•
any tax liabilities that could arise from the Split-Off as well as the possibility that the U.S. Internal Revenue Service (the IRS) could successfully assert that the Split-Off is taxable to Liberty Media and/or its stockholders;

•
the possibility that, as a result of New Sirius’ potential indemnification obligations to Liberty Media under the Tax Sharing Agreement, New Sirius may determine to forgo certain transactions that might otherwise be advantageous for some period of time following the Split-Off, including share repurchases, stock issuances, certain asset dispositions, and other strategic transactions;

•
while the Transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, and as a result, it is possible that the Transactions might not be completed;

•
the interests of Liberty Media’s directors and executive officers and the interests of Sirius XM Holdings’ directors and executive officers in the Transactions described under “The Proposed Transactions — Interests of Certain Persons”;

•
that the number of shares of New Sirius Common Stock to be issued in the Split-Off is based on an Exchange Ratio that does not take into account fluctuations in the share prices of Sirius XM Common Stock, and changes in the share price of Liberty SiriusXM Common Stock will not meaningfully impact the Exchange Ratio and, that, as a result, stock price changes may impact the value of the consideration expected to be received by the holders of Liberty SiriusXM Common Stock in the Transactions; and

•
that certain provisions of the Merger Agreement that require Liberty Media to pay Sirius XM Holdings a termination fee in certain circumstances could deter a third party from making a competing acquisition proposal for Liberty SiriusXM Common Stock or assets of the Liberty SiriusXM Group.

The Liberty Media board of directors evaluated the costs and benefits of the Transactions as a whole and did not find it necessary to assign relative weights to the specific factors considered. The Liberty Media board of directors concluded, however, that the potential benefits of the Transactions outweighed, in each case, the potential costs of the Transactions, and (a) with respect to the Split-Off, that separating New Sirius from Liberty Media by redeeming each outstanding share of LSXMA, LSXMB and LSXMK for a number of shares of New Sirius Common Stock equal to the Exchange Ratio and (b) with respect to the Merger, the acquisition of Sirius XM Holdings by New Sirius, is generally tax efficient, necessary, appropriate, advisable and in the best interests of Liberty Media and its stockholders.
The Liberty Media board of directors unanimously recommends that the holders of LSXMA and LSXMB vote “FOR” the Split-Off Proposal.
Q:
If the Split-Off is implemented, what do I need to do with my existing Liberty SiriusXM shares?

A:
Liberty Media will cause the Redemption Agent to deliver or make available to all holders of certificated shares of Liberty SiriusXM Common Stock a letter of transmittal with which to surrender their certificated shares for the applicable number of shares of New Sirius Common Stock in book-entry form. Holders of certificated shares of Liberty SiriusXM Common Stock must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their shares of New Sirius Common Stock in the Split-Off.

Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the Split-Off. Accounts holding shares of Liberty SiriusXM Common Stock in book-entry form will, at the Split-Off Effective Time, be automatically debited for the applicable series and number of shares to be redeemed as of the Split-Off Effective Time, and promptly thereafter credited with the applicable number of shares of New Sirius Common Stock. Holders of only book-entry shares of Liberty SiriusXM Common Stock will not need to take any action to receive their shares of New Sirius Common Stock in the Split-Off. No letters of transmittal will be delivered to holders of shares in book-entry form unless they also hold certificated shares of Liberty SiriusXM Common Stock, in which case such holder must surrender such stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive any shares of New Sirius Common Stock, including any shares of New Sirius Common Stock in respect of any shares of Liberty SiriusXM Common Stock held in book-entry form.
In the Split-Off, only book-entry shares will be delivered and no physical share certificates will be issued to any New Sirius stockholders.
Q:
What stockholder vote is required to approve each of the proposals?

A:
The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class. Holders of other classes and series of Liberty Media stock, including LSXMK, are not being asked to vote, and are not entitled to vote, on the Split-Off Proposal because such vote is not required by Liberty Media’s certificate of incorporation, bylaws or the laws of the State of Delaware.

The Adjournment Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class. Holders of other classes and series of Liberty Media stock, including LSXMK, are not being asked to vote, and are not entitled to vote, on the Adjournment Proposal because such vote is not required by Liberty Media’s certificate of incorporation, bylaws or the laws of the State of Delaware.
As of April 30, 2024, Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned approximately 50.3% of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of that date. Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Split-Off Proposal and the Adjournment Proposal. Certain entities affiliated with Mr. Malone have entered into a Voting Agreement with Liberty Media, New Sirius and Sirius XM Holdings. See “Transaction Agreements — Voting Agreement” for a detailed description of the Voting Agreement. Other than the Voting Agreement, no voting agreement exists that requires any of Liberty Media’s executive officers and/or directors to vote in favor of the Split-Off Proposal and/or the Adjournment Proposal. If all such executive officers and directors vote “FOR” the Split-Off Proposal and the Adjournment Proposal, as intended, then no additional votes will be required to be cast by any other LSXMA or LSXMB stockholder and both of the Split-Off Proposal and the Adjournment Proposal will be approved. However, if all votes are cast as intended for the Split-Off Proposal, as noted above, the Liberty Special Meeting would not need to be adjourned as there would be sufficient votes to approve the Split-Off Proposal.
Q:
How many votes do stockholders have?

A:
At the Liberty Special Meeting:

•
with respect to each of the Split-Off Proposal and the Adjournment Proposal, each holder of record of LSXMA will be entitled to one vote per share and each holder of record of LSXMB will be entitled to ten votes per share; and

•
only shares of LSXMA and LSXMB owned as of the record date are eligible to vote at the Liberty Special Meeting.

On the record date, there were 98,140,175 shares of LSXMA outstanding and 9,755,336 shares of LSXMB outstanding.
Pursuant to the Voting Agreement, the Malone Stockholders agreed to vote their respective shares of LSXMA and LSXMB owned by them, representing approximately 48.3% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB as of April 30, 2024, in favor of the Split-Off Proposal and the transactions contemplated thereby, except that the Malone Stockholders will be obligated to vote shares representing approximately 33.37% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate in favor thereof in the event that the Liberty Media board of directors makes a Liberty Adverse Recommendation Change and Sirius XM Holdings elects not to terminate the Merger Agreement. For more information, see “Transaction Agreements — Voting Agreement” below.
Q:
Why is Liberty Media seeking approval of the Split-Off Proposal by the holders of shares of LSXMA and LSXMB and does my vote matter?

A:
Under the terms of Liberty Media’s certificate of incorporation, the Liberty Media board of directors may, subject to the requisite approval of the holders of shares of LSXMA and LSXMB voting together as a separate class, redeem all of the outstanding shares of Liberty SiriusXM Common Stock for outstanding shares of New Sirius Common Stock. The approval of the Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class. Holders of shares of LSXMK are not being asked to vote, and are not entitled to vote, on the Split-Off Proposal because such vote is not required by Liberty Media’s certificate of incorporation, bylaws or the laws of the State of Delaware.

Your vote matters. An abstention with respect to the Split-Off Proposal will have the same effect as a vote “AGAINST” such proposal. If you fail to submit a proxy or to vote via the Internet during the Liberty Special Meeting or you do not provide your broker, bank or other nominee with voting instructions, as applicable, with respect to the Split-Off Proposal, this will have no effect on determining whether the Split-Off Proposal is approved (if a quorum is present). The Liberty Media board of directors unanimously recommends that holders of shares of LSXMA and LSXMB vote “FOR” the Split-Off Proposal.
Q:
Why is Liberty Media seeking approval of the Adjournment Proposal?

A:
To ensure that a sufficient number of shares are present and entitled to vote at the Liberty Special Meeting on the Split-Off Proposal, Liberty Media may need to approve the adjournment of the Liberty Special Meeting from time to time to solicit additional proxies in favor of the Split-Off Proposal, if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate. If no adjournment were effected and the Split-Off Proposal does not receive the requisite approval at the Liberty Special Meeting because there were insufficient votes represented at the Liberty Special Meeting, Liberty Media would need to call a new stockholders meeting at which it may again seek approval from the holders of shares of LSXMA and LSXMB of such proposals, which could significantly delay Liberty Media’s ability to implement the Split-Off.

Q:
What if the Split-Off Proposal is not approved?

A:
If the Split-Off Proposal is not approved, neither the Split-Off nor the Merger will be completed, which means the existing shares of LSXMA, LSXMB and LSXMK will not be redeemed for shares of New Sirius Common Stock and the shares of Sirius XM Common Stock issued and outstanding immediately prior to the Merger Effective Time will not be converted into the right to receive the Merger Consideration.

Q:
Will LSXMA, LSXMB and LSXMK continue to be listed or traded following the Split-Off?

A:
After the Split-Off, shares of LSXMA, LSXMB and LSXMK will be delisted from the Nasdaq Global Select Market and will be deregistered under the Exchange Act.

Q:
What constitutes a quorum?

A:
In order to conduct the business of the Liberty Special Meeting, a quorum must be present. This means that the holders of a majority in aggregate voting power represented by the shares of LSXMA and LSXMB outstanding on the record date and entitled to vote at the Liberty Special Meeting must be represented at the Liberty Special Meeting either in person or by proxy. For purposes of determining a quorum, your shares of LSXMA and LSXMB will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. Because applicable rules of the New York Stock Exchange and The Nasdaq Stock Market LLC (Nasdaq) do not permit discretionary voting by brokers with respect to any of the proposals to be acted upon at the Liberty Special Meeting, if you hold your shares of LSXMA and LSXMB through banks or brokers, your shares will not count as present and entitled to vote for purposes of determining a quorum, unless you instruct your bank or broker on how to vote your shares. This may make it more difficult to establish a quorum at the Liberty Special Meeting. If a quorum is not present at the Liberty Special Meeting, Liberty Media expects the chairman of the meeting to adjourn the meeting in accordance with the terms of the Amended and Restated Bylaws of Liberty Media (Liberty Media’s bylaws) for the purpose of soliciting additional proxies.

Q:
What do I, as a holder of shares of LSXMA or LSXMB, need to do to vote on the proposals?

A:
After carefully reading and considering the information contained in or incorporated by reference into this proxy statement/notice/prospectus/information statement, you should submit your proxy before the Liberty Special Meeting in one of the following ways:

•
Via the Internet — visit the website shown on your proxy card to vote via the Internet;

•
Telephone voting — use the toll-free number shown on your proxy card; or

•
Mail — complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you send the proxy by mail, there may be unexpected delays in mail processing times. You should allow a sufficient number of days to ensure delivery as your proxy must be received by the day immediately prior to the date of the Liberty Special Meeting.
If you are a stockholder of record, you may also vote via the Internet during the Liberty Special Meeting by visiting www.virtualshareholdermeeting.com/LMC2024SM. To enter the Liberty Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. It is recommended that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on August 23, 2024.
If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
Liberty Media recommends that you vote by proxy even if you plan to attend the Liberty Special Meeting. You may change your vote at the Liberty Special Meeting. If a proxy is properly executed and submitted by a record holder without indicating any voting instructions, the shares of LSXMA and LSXMB represented by the proxy will be voted “FOR” the approval of each of the proposals.
Q:
If shares are held in “street name” by a broker, bank or other nominee, will the broker, bank or other nominee vote those shares for the beneficial owner on the proposals?

A:
If you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee, your shares will not be voted on any of the proposals. Accordingly, your broker, bank or other nominee will vote your shares held in “street name” on the proposals only if you provide instructions on how to vote. If you do not instruct your broker, bank or nominee how to vote your shares, they will have no effect on each of the Split-Off Proposal and the Adjournment Proposal (if a quorum is present). You should follow the directions your broker, bank or other nominee provides to you regarding how to vote your shares of LSXMA and LSXMB or when granting or revoking a proxy.
Q:
What if I, as a holder of shares of LSXMA or LSXMB, do not vote on the proposals?

A:
If you do not submit a proxy and you do not vote online at the Liberty Special Meeting, your shares will not be counted as present and entitled to vote for purposes of determining a quorum. Your failure to vote will have no effect on determining whether the Split-Off Proposal and the Adjournment Proposal are approved (if a quorum is present). If you submit a proxy but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” each of the proposals.

Q:
What if I, as a holder of shares of LSXMA or LSXMB, respond and indicate that I am abstaining from voting?

A:
If you submit a proxy in which you indicate that you are abstaining from voting, your shares will count as present for purposes of determining a quorum, but your proxy will have the same effect as a vote “AGAINST” each of the proposals.

Q:
May stockholders who are entitled to vote change their vote after returning a proxy card or voting by telephone or over the Internet?

A:
Yes. Any stockholder giving a proxy has the power to revoke it at any time before the proxy is voted at the Liberty Special Meeting. If you are a stockholder of record, you may revoke your proxy in any of the following ways:

•
by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so;

•
by sending a notice of revocation or a completed proxy card bearing a later date than your original proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or

•
by attending and voting at the Liberty Special Meeting.

Any signed proxy revocation or new signed proxy must be received by the day immediately prior to the date of the Liberty Special Meeting. In addition, you may change your vote through the Internet or by telephone (if you originally voted by the corresponding method) not later than 11:59 p.m., New York City time, on August 22, 2024.
Your attendance at the Liberty Special Meeting will not, by itself, revoke a prior vote or proxy from you.
If your shares are held in an account by a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.
Q:
What happens if I sell my shares of LSXMA or LSXMB after the record date but before the Liberty Special Meeting?

A:
The record date for the Liberty Special Meeting (July 17, 2024) is earlier than the date of the Liberty Special Meeting and earlier than the date that the Transactions will be completed. If you sell or otherwise transfer your shares of LSXMA or LSXMB after the record date but before the date of the Liberty Special Meeting, you will retain your right to vote at the Liberty Special Meeting. However, you will not have the right to receive shares of New Sirius in the Split-Off. In order to receive shares of New Sirius in the Split-Off, you must hold your shares through the completion of the Split-Off.

Q:
Are there any risks that I should consider in deciding whether to vote in favor of the Split-Off Proposal?

A:
Yes. You should carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 43. You should also read and carefully consider the risk factors of Liberty Media and Sirius XM Holdings contained in documents that are incorporated by reference into this proxy statement/notice/prospectus/information statement.

Q:
Where can I find the voting results of the Liberty Special Meeting?

A:
The preliminary voting results will be announced at the Liberty Special Meeting. In addition, within four business days of the Liberty Special Meeting, Liberty Media intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:
Who is the transfer agent for Liberty SiriusXM Common Stock?

A:
Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

Q:
What if during the check-in time or during the Liberty Special Meeting I have technical difficulties or trouble accessing the applicable virtual meeting website?

A:
Broadridge Corporate Issuer Solutions, Inc. will have technicians ready to assist you with any individual technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time for the Liberty Special Meeting, please call the technical support number that will be posted on the virtual meeting website log-in page at www.virtualshareholdermeeting.com/LMC2024SM.

If Liberty Media experiences technical difficulties during the Liberty Special Meeting (e.g., a temporary or prolonged power outage), it will determine whether the Liberty Special Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Liberty Special Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, Liberty Media will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/LMC2024SM.
For Holders of Sirius XM Common Stock
Q:
Has the Special Committee recommended to the Sirius XM Holdings board of directors that it approve the Merger and the other transactions contemplated by the Merger Agreement?

A:
After careful consideration of various factors, including those described in “The Proposed Transactions —Sirius XM Holdings’ Reasons for the Merger,” the Special Committee has unanimously (a) approved, and declared advisable and in the best interests of Sirius XM Holdings and its stockholders (other than Liberty Media and its subsidiaries), the Merger Agreement, including the Merger, each of the other transaction agreements to which Sirius XM Holdings is a party and the Transactions and (b) recommended that the board of directors of Sirius XM Holdings approve the Merger Agreement, including the Merger, each of the other transaction agreements to which Sirius XM Holdings is a party and the Transactions.

Q:
Has the board of directors of Sirius XM Holdings approved the Merger and the other transactions contemplated by the Merger Agreement?

A:
After careful consideration of the recommendation of the Special Committee and various factors including those described in “The Proposed Transactions — Sirius XM Holdings’ Reasons for the Merger,” the board of directors of Sirius XM Holdings unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Sirius XM Holdings and the Sirius XM Holdings stockholders (other than Liberty Media and its subsidiaries) and declared that the Merger Agreement is advisable, (b) approved the execution, delivery and performance by Sirius XM Holdings of the Merger Agreement and the transactions contemplated thereby, including the Merger and (c) recommended that the stockholders of Sirius XM Holdings (other than Liberty Media and its subsidiaries) adopt the Merger Agreement.

Q:
Has Sirius XM Holdings stockholder approval of the Merger and the other transactions contemplated by the Merger Agreement been obtained?

A:
Yes. On December 11, 2023 and June 16, 2024, Liberty Radio, which on such dates owned of record a majority of the issued and outstanding shares of Sirius XM Common Stock and held a majority of the voting power of capital stock of Sirius XM Holdings, delivered the Sirius XM Stockholder Written Consents authorizing, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger. The December 2023 Sirius XM Stockholder Written Consent became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto and the June 2024 Sirius XM Stockholder Written Consent became effective immediately following the execution and delivery of the First Amendment to the Agreement and Plan of Merger by all parties thereto. As a result, no further action by any stockholder of Sirius XM Holdings is required under applicable law or the Merger Agreement (or otherwise) to adopt the Merger Agreement or approve the transactions contemplated thereby, including the Merger.

Additionally, at the recommendation of the board of directors of Sirius XM Radio, pursuant to the December 2023 Sirius XM Stockholder Written Consent, Liberty Radio approved the amendment and restatement of the certificate of incorporation of Sirius XM Radio to (a) reduce its number of authorized shares of common stock, par value $0.001, from 9,000,000,000 to 1,000 and remove the 50,000,000 authorized shares of preferred stock, par value $0.001 (and related references to preferred stock) and (b) remove the provision that provides that any act or transaction by Sirius XM Radio that requires for its adoption the approval of the stockholders of Sirius XM Radio shall, pursuant to Section 251(g)(7)(i) of the DGCL, require, in addition, the approval of the stockholders of Sirius XM Holdings by removing the twelfth article of the existing amended and restated certificate of incorporation of Sirius XM Radio (collectively, the Radio Charter Amendment).
Q:
If the Merger is completed, what do I need to do with my existing Sirius XM Holdings shares?

A:
New Sirius will cause the Exchange Agent to deliver or make available to all holders of certificated shares of Sirius XM Common Stock a letter of transmittal with which to surrender their certificated shares for the applicable number of shares of New Sirius Common Stock in book-entry form. Holders of certificated shares of Sirius XM Common Stock must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their shares of New Sirius Common Stock in the Merger.

Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the Merger. Accounts holding shares of Sirius XM Common Stock in book-entry form will, at the Merger Effective Time, be automatically debited for the applicable number of shares of Sirius XM Common Stock to be exchanged as of the Merger Effective Time, and promptly thereafter credited with the applicable number of shares of New Sirius Common Stock. Holders of only book-entry shares of Sirius XM Common Stock will not need to take any action to receive their shares of New Sirius Common Stock in the Merger. No letters of transmittal will be delivered to holders of shares in book-entry form unless they also hold certificated shares of Sirius XM Common Stock, in which case such holder must surrender such stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive any shares of New Sirius Common Stock, including any shares of New Sirius Common Stock in respect of any shares of Sirius XM Common Stock held in book-entry form.
In the Merger, only book-entry shares will be delivered and no physical share certificates will be issued to any New Sirius stockholders.
Q:
Why is Sirius XM Holdings proposing the Transactions?

A:
The Special Committee believes that the Transactions should provide benefits to Sirius XM Holdings and the holders of shares of Sirius XM Common Stock (other than Liberty Media, New Sirius and their respective subsidiaries), including:

•
improved strategic flexibility of Sirius XM Holdings’ due to the fact that New Sirius will have a single class of “one share, one vote” common stock following the Transactions, and will no longer have a controlling stockholder;

•
increased trading liquidity for New Sirius Common Stock and the potential for future eligibility for inclusion in stock market indexes, such as the S&P 500 Index; and

•
increased stability for a period following the completion of the Transactions due to the fact that the New Sirius board of directors will (a) consist of nine directors, a majority of whom will be independent under the Nasdaq listing rules, five of whom have been designated by Liberty Media and four of whom have been designated by Sirius XM Holdings, and (b) be classified until the third annual meeting of stockholders of New Sirius held after the Merger Effective Time.

For a discussion of the factors that the Special Committee considered in determining to recommend the approval of the Transactions, please see the section of this proxy statement/notice/prospectus/information statement entitled “The Proposed Transactions — Sirius XM Holdings’ Reasons for the Merger — Recommendation of the Sirius XM Holdings Special Committee” beginning on page 94 of this proxy statement/notice/prospectus/information statement.
Q:
Do the directors and executive officers of Sirius XM Holdings have any interests that may differ from the interests of other holders of Sirius XM Common Stock?

A:
Holders of Sirius XM Common Stock should be aware that certain of Sirius XM Holdings’ directors and executive officers may be deemed to have interests in the Transactions that are different from, or in addition to, those of holders of Sirius XM Common Stock. These interests may present such persons with actual or potential conflicts of interest. The Special Committee and the Sirius XM Holdings board of directors were aware of these interests during the deliberations of the merits of the Transactions.

With respect to Sirius XM Holdings’ directors and executive officers, areas where their interests may differ from those of holders of Sirius XM Common Stock in general relate to the indemnification and insurance protections for their service as directors and executive officers pursuant to the organizational documents of Sirius XM Holdings and pursuant to Sirius XM Holdings’ director and officer liability insurance policies. In addition, the directors and officers of Sirius XM Holdings and its subsidiaries will have the right to indemnification and continued coverage under a tail directors’ and officers’ liability insurance policy following the Merger. For any directors or executive officers of Sirius XM Holdings that will serve as directors of New Sirius following the completion of the Transactions, New Sirius will obtain director and officer liability insurance to cover all directors and executive officers of New Sirius.
Additionally, any equity awards held by directors and executive officers of Sirius XM Holdings will be converted in connection with the Merger into equity awards of New Sirius based on the SiriusXM Exchange Ratio relating to shares of New Sirius Common Stock and will be subject to the same terms and conditions as in the original Sirius XM equity award as discussed in more detail under “The Proposed Transactions —  Interests of Certain Persons — Interests of Directors and Executive Officers of Sirius XM Holdings in the Transactions — Equity Awards” and “The Merger — Treatment of Outstanding Equity Awards.”
All of the executive officers of Sirius XM Holdings immediately prior to the Merger Effective Time are expected to be the executive officers of New Sirius following the Transactions and are expected to continue to provide services in such capacity following the Transactions. Certain of the directors of Sirius XM Holdings immediately prior to the Merger Effective Time are expected to be directors of New Sirius following the Merger.
The Sirius XM Holdings board of directors and Liberty Media board of directors include two overlapping members: Mr. Maffei and Mr. Evan Malone. Mr. Maffei is a member of the Liberty Media board of directors and the President and Chief Executive Officer of Liberty Media and is also the Chairman of the Sirius XM Holdings board of directors. Mr. Evan Malone is a non-employee member of each of the Liberty Media board of directors and Sirius XM Holdings board of directors. In addition, Robin P. Hickenlooper, a non-employee director of Sirius XM Holdings, also serves Liberty Media as Senior Vice President, Corporate Development, and David A. Blau, a non-employee director of Sirius XM Holdings, served Liberty Media as Executive Vice President, Corporate Development, until December 31, 2023 and then as a Senior Advisor until June 28, 2024. As of April 30, 2024, each of Mr. Maffei, Mr. Evan Malone, Mr. Blau and Ms. Hickenlooper hold shares of Liberty

SiriusXM Common Stock, stock options with respect to Liberty SiriusXM Common Stock and, except for Mr. Blau, restricted stock units with respect to Liberty SiriusXM Common Stock. Those shares will be redeemed in the Split-Off for shares of New Sirius Common Stock, and such options and restricted stock units will be treated as discussed below under “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards.”
Effective as of the completion of the Merger, (a) Mr. Maffei is expected to serve as the Chairman of the New Sirius board of directors and (b) Jennifer C. Witz, a member of the Sirius XM Holdings board of directors and the Chief Executive Officer of Sirius XM Holdings, is expected to serve as a member of the New Sirius board of directors and as the Chief Executive Officer of New Sirius. Additionally, Eddy Hartenstein, Mr. Evan Malone, James Meyer, Jonelle Procope, Michael Rapino, Kristina Salen and David Zaslav are currently directors of Sirius XM Holdings and are expected to serve as directors of New Sirius following the completion of the Transactions (each of whom was designated to serve as a director of New Sirius subsequent to the Special Committee’s and the Sirius XM Holdings board of directors’ deliberations of the merits of the Transactions).
Based solely on outstanding stock information for LSXMA, LSXMB and LSXMK and Sirius XM Common Stock as of April 30, 2024, and assuming exercise of options and other rights to acquire securities held by such persons and exercisable within 60 days after such date, the people who are expected to serve as the officers and directors of New Sirius and their affiliates following the Transactions (a) beneficially own an aggregate of approximately 1.5% of the outstanding shares of LSXMA and LSXMB entitled to vote on the Split-Off Proposal and the Adjournment Proposal as of April 30, 2024 and (b) are expected to beneficially own shares of New Sirius Common Stock representing approximately 3.4% of the voting power in the aggregate upon the Merger Effective Time, based upon pro forma outstanding stock information for New Sirius Common Stock as of April 30, 2024 and assuming the exercise or conversion of options, warrants or convertible securities or the vesting of restricted stock units that were exercisable, convertible or would vest on or within 60 days after April 30, 2024.
For a detailed discussion of these and other interests, see “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Sirius XM Holdings in the Transactions” below.
Q:
What was the role of the Special Committee?

A:
The Sirius XM Holdings board of directors established the Special Committee and adopted resolutions stating that:

•
the Special Committee shall have the power and authority of the Sirius XM Holdings board of directors:

•
to formulate, authorize, approve, modify and terminate Sirius XM Holdings’ policy with respect to the return of capital to its stockholders, including any use of capital for repurchase of shares of the Sirius XM Common Stock; and

•
with respect to any transaction or arrangement between Sirius XM Holdings and Liberty Media; and

•
the Sirius XM Holdings board of directors would not authorize or approve any action with respect to the forgoing matters without the prior affirmative recommendation of the Special Committee.

The Special Committee is comprised of two independent directors who were determined by the Sirius XM Holdings board of directors to be independent of Liberty Media. As more fully described in the section entitled “The Proposed Transactions — Background of the Transactions,” the Special Committee evaluated the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, with the assistance of its financial and legal advisors.
At the conclusion of its review, the Special Committee, among other things, unanimously: (a) determined that the transaction agreements and the transactions contemplated by the transaction agreements,

including the Transactions, are advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, and (b) recommended that the Sirius XM Holdings board of directors approve, the Merger Agreement, each of the other transaction agreements to which Sirius XM Holdings is a party, and the transactions contemplated thereunder.
Q:
What does the opinion of Solomon Partners Securities LLC provide?

A:
In connection with the Transactions, the Special Committee received a written opinion, dated December 11, 2023, from its independent financial advisor, Solomon Partners Securities, LLC (Solomon Partners), that, as of such date, and based upon and subject to the factors, limitations, qualifications and assumptions set forth therein, the SiriusXM Exchange Ratio was fair, from a financial point of view, to the holders of Sirius XM Common Stock (other than Liberty Media or its subsidiaries), as more fully described below in the section entitled “The Proposed Transactions — Opinion of Financial Advisor to the Special Committee” beginning on page 98 of this proxy statement/notice/prospectus/information statement. Solomon Partners provided its opinion for the information and assistance of the Special Committee (in its capacity as such) in connection with its consideration of the Transactions.

The foregoing description of Solomon Partners’ opinion is qualified in its entirety by reference to the full text of Solomon Partners’ written opinion, dated December 11, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion and is attached as Annex G to this proxy statement/notice/prospectus/information statement. Solomon Partners’ opinion does not constitute a recommendation to the Special Committee, the board of directors of Sirius XM Holdings, the holders of Sirius XM Common Stock or any other person as to how such person should vote or act with respect to the Transactions, any matter related thereto or any other matter.
Q:
Who is the transfer agent for Sirius XM Common Stock?

A:
Computershare Inc., 150 Royall Street, Suite 101, Canton, MA 02021.

Q:
Will Sirius XM Common Stock continue to be listed or traded following the Transactions?

A:
If the Transactions are consummated, New Sirius will be the successor issuer of Sirius XM Holdings. New Sirius Common Stock will be substituted for Sirius XM Common Stock on the Nasdaq Global Select Market and will continue to be traded under the symbol “SIRI” in place of the shares of Sirius XM Common Stock.

For Both Holders of Sirius XM Common Stock and Holders of Liberty SiriusXM Common Stock
Q:
What will the relationship be between New Sirius and Liberty Media after the Transactions?

A:
Following the Transactions, Liberty Media and New Sirius will operate independently, and neither will have any ownership interest in the other. In connection with the Split-Off, New Sirius and Liberty Media will enter into the Tax Sharing Agreement which will, among other things, govern Liberty Media’s and New Sirius’ respective rights, responsibilities and obligations with respect to certain taxes and tax benefits, the filing of tax returns, the control of tax audits and other tax matters. The terms of the Tax Sharing Agreement are further summarized in the section “Transaction Agreements — Tax Sharing Agreement” below.

Q:
Where will the New Sirius Common Stock trade?

A:
If the Transactions are consummated, the New Sirius Common Stock is expected to be listed on the Nasdaq Global Select Market under Sirius XM Holdings’ current symbol, “SIRI.”

Q:
Will New Sirius have more than one series of common stock outstanding and what are the voting rights of the New Sirius Common Stock?

A:
New Sirius will only have one series of common stock outstanding upon the completion of the

Transactions. Each holder of New Sirius Common Stock will be entitled to one vote for each share of New Sirius Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or as otherwise provided in the Amended and Restated Certificate of Incorporation of New Sirius (New Sirius’ amended and restated charter) (including any certificate of designation relating to a series of preferred stock), the holders of the shares of New Sirius Common Stock shall exclusively possess all voting power. New Sirius’ amended and restated charter does not provide for cumulative voting in the election of directors.
Q:
How will the members of the board of directors of New Sirius be determined following the Transactions?

A:
At the Merger Effective Time, the board of directors of New Sirius will consist of a total of nine directors and be classified and divided into three classes, designated Class I, Class II and Class III, with each class initially consisting of three directors. Liberty Media has designated five individuals (the Liberty Media Designees), including Mr. Maffei and four other directors (with three of such four director designees satisfying certain independence requirements). Sirius XM Holdings has designated four individuals (the Sirius XM Holdings Designees), including Ms. Witz and three other directors (with these three director designees satisfying certain independence requirements). For more information, see “The Merger — New Sirius’ Board of Directors and Management after the Merger”, “Transaction Agreements — Merger Agreement —  Directors and Officers of New Sirius after Completion of the Merger” and “Management of New Sirius Following the Merger.”

Q:
Have Liberty Media and Sirius XM Holdings identified their respective designees to the board of directors of New Sirius following the Transactions?

A:
Liberty Media has designated the following five individuals as the Liberty Media Designees: Mr. Maffei, Mr. Evan Malone, Mr. Meyer, Mr. Zaslav and Mr. Rapino. Sirius XM Holdings has designated the following four individuals as the Sirius XM Holdings Designees: Ms. Witz, Mr. Hartenstein, Ms. Procope and Ms. Salen. For more information, see “The Merger — New Sirius’ Board of Directors and Management after the Merger”, “Transaction Agreements — Merger Agreement — Directors and Officers of New Sirius after Completion of the Merger” and “Management of New Sirius Following the Merger.”

Q:
How will the Liberty Media Designees and the Sirius XM Holdings Designees be allocated among the classes of directors following the Transactions?

A:
In connection with the appointments of the Liberty Media Designees and Sirius XM Holdings Designees discussed above, (a) three of the Sirius XM Holdings Designees have been designated as the initial Class I directors for a term expiring at the first annual meeting of stockholders of New Sirius held after the Merger Effective Time, (b) the remaining Sirius XM Holdings Designee and two Liberty Media Designees have been designated as the initial Class II directors for a term expiring at the second annual meeting of stockholders of New Sirius held after the Merger Effective Time, and (c) Mr. Maffei and the two remaining Liberty Media designees (who meet certain independence requirements) have been designated as the initial Class III directors for a term expiring at the third annual meeting of stockholders of New Sirius held after the Merger Effective Time. Pursuant to New Sirius’ amended and restated charter, the board of directors of New Sirius is authorized to assign members of the board of directors already in office to their respective class.

At each annual meeting of stockholders held after the Merger Effective Time, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the next succeeding annual meeting of stockholders. Following the third annual meeting held after the Merger Effective Time, the New Sirius board of directors will cease to be classified.
For more information, see “The Merger — New Sirius’ Board of Directors and Management after the Merger”, “Transaction Agreements — Merger Agreement — Directors and Officers of New Sirius after Completion of the Merger” and “Management of New Sirius Following the Merger.”
Q:
How are the Liberty Media Designees and the Sirius XM Holdings Designees allocated among the classes of directors following the Transactions?

A:
Sirius XM Holdings has designated Mr. Hartenstein, Ms. Salen and Ms. Witz as the initial Class I directors for a term expiring at the first annual meeting of stockholders of New Sirius held after the Merger Effective Time. Sirius XM Holdings has designated Ms. Procope and Liberty Media has designated Mr. Evan Malone and Mr. Meyer as the initial Class II directors for a term expiring at the second annual meeting of stockholders of New Sirius held after the Merger Effective Time. Liberty Media has designated Mr. Maffei, Mr. Zaslav and Mr. Rapino as the initial Class III directors for a term expiring at the third annual meeting of stockholders of New Sirius held after the Merger Effective Time. For more information, see “The Merger — New Sirius’ Board of Directors and Management after the Merger”, “Transaction Agreements — Merger Agreement — Directors and Officers of New Sirius after Completion of the Merger” and “Management of New Sirius Following the Merger.”
Q:
How is a Liberty Media Designee or Sirius XM Holdings Designee determined to be an “independent” member of the board of directors of New Sirius?

A:
For a director to be deemed independent under the Nasdaq listing rules, New Sirius’ board of directors must affirmatively determine that the director has no direct or indirect material relationship with New Sirius. To assist New Sirius’ board of directors in determining which of its directors will qualify as independent, the nominating, environmental, social and governance committee of New Sirius’ board is expected to follow the Corporate Governance Rules of Nasdaq on the criteria for director independence.

Under the terms of the Merger Agreement:
•
at least two of the Liberty Media Designees must be individuals who would qualify as an “independent” director under the Nasdaq listing rules with respect to each of New Sirius (after the Merger Effective Time) and Liberty Media;

•
at least one of the Liberty Media Designees (in addition to the two Liberty Media Designees referred to in the preceding bullet point) must be an individual who would qualify as an “independent” director under the Nasdaq listing rules with respect to New Sirius (after the Merger Effective Time); and

•
all of the Sirius XM Holdings Designees (other than Ms. Witz) must, among other things, be individuals who would qualify as “independent” directors under the Nasdaq listing rules with respect to New Sirius (after the Merger Effective Time).

In accordance with these criteria, it is expected that the New Sirius board of directors will determine that each of Mr. Hartenstein, Ms. Procope, Mr. Rapino, Ms. Salen and Mr. Zaslav qualifies as an independent director of New Sirius. For more information, see “Management of New Sirius Following the Merger — Director Independence.”
Q:
Who is expected to serve as the executive officers of New Sirius immediately following the Transactions?

A:
The executive officers of New Sirius from and after the completion of the Merger will be the same persons who are the executive officers of Sirius XM Holdings immediately prior to the Merger.

Q:
Will New Sirius be considered a “controlled company” under applicable exchange listing standards?

A:
Following the Transactions, New Sirius will not be deemed a “controlled company” under applicable exchange listing standards.

Q:
Who is the redemption agent for the consideration issuable in the Split-Off, the exchange agent for the Merger Consideration and the transfer agent for New Sirius Common Stock?

A:
Liberty Media and Sirius XM Holdings have mutually selected Computershare Inc. to serve as redemption agent (the Redemption Agent), exchange agent (the Exchange Agent) and transfer agent (the Transfer Agent) for the purposes of redeeming shares of Liberty SiriusXM Common Stock for shares of New Sirius Common Stock in the Split-Off, for the purposes of exchanging shares of Sirius XM Common Stock for the Merger Consideration and for the shares of New Sirius Common Stock from and after the Merger Effective Time, respectively.

Q:
What equity stake will holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock hold in New Sirius after the Transactions?

A:
Upon completion of the Transactions, based on an estimated Exchange Ratio of approximately 0.83, which takes into account the amendment to the Exchange Ratio providing that it is multiplied by one-tenth (0.1) and which assumes that as of June 30, 2024, there will be approximately 3,846.6 million shares of Sirius XM Common Stock outstanding, approximately 353.1 million shares of Liberty SiriusXM Common Stock outstanding and approximately 3,205.8 million shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries immediately prior to the Split-Off that, pursuant to the Exchange Ratio, is subject to reduction for an estimated net liabilities share adjustment of an amount of New Sirius Common Stock corresponding to approximately 274.8 million shares of Sirius XM Common Stock (which, based on the $4.23 Reference Price (as defined below) for shares of Sirius XM Common Stock, equates to approximately $1,163 million), former holders of Liberty SiriusXM Common Stock (in the aggregate) are expected to own New Sirius Common Stock representing approximately 81% of outstanding shares and former holders of Sirius XM Common Stock (in the aggregate, but other than Liberty Media and its subsidiaries) are expected to own New Sirius Common Stock representing approximately 19% of outstanding shares, in each case, immediately following the completion of the Merger. All of the foregoing percentages are approximations based on share information and net liabilities estimated as of such date and subject to change.

Q:
When do Liberty Media and Sirius XM Holdings expect to complete the Transactions?

A:
Liberty Media and Sirius XM Holdings are working to complete the Transactions as soon as practicable. We expect to complete the Transactions in the third quarter of 2024. Neither Liberty Media nor Sirius XM Holdings can predict, however, the actual date on which the Transactions will be completed because they are subject to conditions beyond each company’s control.

Q:
Am I entitled to appraisal rights in connection with the Transactions?

A:
Under the DGCL, neither holders of Liberty SiriusXM Common Stock nor holders of Sirius XM Common Stock will be entitled to exercise appraisal rights in connection with the Split-Off or the Merger.

Q:
Will the rights of holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock change as a result of the Transactions?

A:
The holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock will have different rights than they do now once they become stockholders of New Sirius due to differences between the governing documents of Liberty Media, Sirius XM Holdings and New Sirius. These differences are described in detail under “Description of New Sirius Capital Stock and Comparison of Stockholder Rights — Comparison of Stockholder Rights.”

Q:
What do I do if I have additional questions?

A:
Holders of LSXMA and LSXMB:   If you have any questions prior to the Liberty Special Meeting or if you would like copies of any document referred to or incorporated by reference in this proxy statement/notice/prospectus/information statement, please call Liberty Media’s Investor Relations at (877) 772-1518 or Liberty Media’s proxy solicitor, D.F. King & Co., Inc. at (212) 269-5550 (brokers and banks only) or (888) 628-9011 (toll free) or LSXM@dfking.com.

Holders of Sirius XM Common Stock:   If you have any questions or if you would like copies of any document referred to or incorporated by reference in this proxy statement/notice/prospectus/information statement, please call Sirius XM Holdings’ Investor Relations at (212) 584-5100 or email Investor.Relations@siriusxm.com.

SUMMARY
This summary highlights information contained elsewhere in this proxy statement/notice/prospectus/information statement. This summary does not contain all of the important information that you should consider before voting on the proposals. You should read carefully the entire proxy statement/notice/prospectus/information statement, including the Annexes and the documents incorporated by reference herein. In addition, the information set forth under the caption “Questions and Answers” above is deemed part of, and hereby incorporated into, this summary by reference thereto.
The Companies
Liberty Media.   Liberty Media owns interests in subsidiaries and other companies that are engaged in the media and entertainment industries primarily in North America and the United Kingdom. Its principal businesses and assets include its consolidated subsidiaries Sirius XM Holdings and Formula 1 and its equity affiliate, Live Nation Entertainment, Inc. (Live Nation).
Liberty Media’s common stock is comprised of three tracking stocks. A tracking stock is a type of common stock that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of the company as a whole.
While the Liberty SiriusXM Group, the Formula One Group and the Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group’s stock or assets and therefore, do not own, by virtue of their ownership of a Liberty Media tracking stock, any equity or voting interest in a public company, such as Sirius XM Holdings, in which Liberty Media holds an interest that is attributed to a Liberty Media tracking stock group, the Liberty SiriusXM Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.
As of March 31, 2024, the Liberty SiriusXM Group was primarily comprised of Liberty Media’s interest in Sirius XM Holdings, corporate cash, Liberty Media’s 3.75% Convertible Senior Notes due 2028, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly owned special purpose subsidiary of Liberty Media. As of March 31, 2024, the Liberty SiriusXM Group had cash and cash equivalents of approximately $135 million, which included approximately $71 million of subsidiary cash.
Liberty Media is a Delaware corporation that was incorporated on August 10, 2012. Liberty Media’s principal executive offices are located at 12300 Liberty Blvd., Englewood, Colorado 80112 and its main telephone number is (720) 875-5400.
New Sirius.   New Sirius is currently a wholly owned subsidiary of Liberty Media. Upon completion of the Split-Off, New Sirius will be an independent company and Liberty Media will not retain any ownership interest in New Sirius. Upon the completion of the Split-Off, New Sirius’ principal assets will consist of the businesses and assets attributed to the Liberty SiriusXM Group as of immediately prior to the Contribution, which will include its approximately 83% interest in Sirius XM Holdings and corporate cash (collectively, the New Sirius Assets) and the liabilities attributed to the Liberty SiriusXM Group as of immediately prior to the Contribution and the liabilities of Liberty Media and its subsidiaries arising out of, related to or in connection with the New Sirius business (whether incurred before, on or after the completion of the Transactions), which will include all claims asserted in the lawsuit filed in the Court of Chancery of the State of Delaware, captioned Fishel, et al., v. Liberty Media, et al., Case No. 2021-0820-KSJM (the Specified Litigation Matter), which have since been dismissed with prejudice pursuant to the Order and Final Judgment and subject to the terms of the Agreed Settlement, any action or claim in connection with the Transactions, Liberty Media’s 3.75% Convertible Senior Notes due 2028, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049, a margin loan obligation incurred by a wholly owned special purpose subsidiary of Liberty Media and certain other liabilities attributed to the Liberty SiriusXM Group as described herein (collectively, the New Sirius Liabilities, and together with the New Sirius Assets, the New Sirius Assets and Liabilities). A more complete description of the businesses and assets that will be held by New Sirius can be found in “Description of Business of New Sirius” in this proxy statement/notice/prospectus/information statement. In connection with the Split-Off, New Sirius will enter into certain agreements, including a tax sharing agreement with Liberty Media (the Tax Sharing Agreement), which will, among other things, govern Liberty Media’s and New Sirius’ respective rights, responsibilities and obligations with respect to certain taxes and tax benefits, the filing of tax returns, the control of tax audits and other tax matters. See “Certain Relationships and Related Party Transactions — Relationships Between New Sirius and Liberty Media Following the Transactions.”
Following the Merger, Sirius XM Holdings will be a wholly owned subsidiary of New Sirius. New Sirius will, in connection with the completion of the Merger, be renamed “Sirius XM Holdings Inc.” and will operate under Sirius XM Holdings’ name and brand.
New Sirius is a Delaware corporation that was incorporated on December 4, 2023. Prior to the Merger, New Sirius’ principal executive offices are located at 12300 Liberty Blvd., Englewood, Colorado 80112, and following the Merger, New Sirius’ principal executive offices will be located at 1221 Avenue of the Americas, 35th Floor, New York, New York 10020. Prior to the Transactions, New Sirius’ main telephone number will be that of Liberty Media listed below and following the Transactions, New Sirius’ main telephone number will be (212) 584-5100.
Merger Sub.   Merger Sub is a newly formed wholly owned subsidiary of New Sirius. In the Merger, Merger Sub will merge with and into Sirius XM Holdings, with Sirius XM Holdings surviving the Merger as a wholly owned subsidiary of New Sirius.
Sirius XM Holdings.
Sirius XM Holdings operates two complementary audio entertainment businesses — referred to as the “Sirius XM” business and “Pandora and Off-platform” business.
The Sirius XM business features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the U.S. on a subscription fee basis. Sirius XM packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Satellite radios are primarily distributed through automakers, retailers and Sirius XM Holdings’ website. The Sirius XM service is also available through its in-car user interface, called “360L”, that combines satellite and streaming services into a single, cohesive in-vehicle entertainment experience. The primary source of revenue from the Sirius XM business is subscription fees, with most of its customers subscribing to monthly, quarterly, semi-annual or annual plans. Sirius XM also derives revenue from advertising on select non-music channels, which is sold under the SiriusXM Media brand, direct sales of its satellite radios and accessories, and other ancillary services. As of March 31, 2024, the Sirius XM business had approximately 33.4 million subscribers.
In addition to its audio entertainment businesses, Sirius XM provides connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. Sirius XM also offers a suite of data services that includes graphical weather, fuel prices, a traffic information service, and real-time weather services in boats and airplanes. Sirius XM also holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. (Sirius XM Canada).
The Pandora and Off-platform business operates a music, comedy and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists and podcasts as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). As of March 31, 2024, Pandora had approximately 5.9 million subscribers. The majority of revenue from Pandora is generated from advertising on the Pandora ad-supported radio service which is sold under the SiriusXM Media brand. Pandora also derives subscription revenue from Pandora Plus and Pandora Premium subscribers.

Sirius XM Holdings also sells advertising on other audio platforms and in widely distributed podcasts, which it considers to be off-platform services. It has an arrangement with SoundCloud Holdings, LLC (SoundCloud) to be its exclusive ad sales representative in the U.S. and certain European countries and offers advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. It also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz Inc. (AdsWizz), Sirius XM Holdings provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and monetization solutions.
Sirius XM Holdings’ principal executive offices are located at 1221 Avenue of the Americas, 35th Floor, New York, New York 10020 and its main telephone number is (212) 584-5100.
Summary Risk Factors
In evaluating the proposals set forth in this proxy statement/notice/prospectus/information statement, you should carefully read this proxy statement/notice/prospectus/information statement, including the annexes, and especially consider the discussion of material risks discussed in this section. This summary of material risks related to the Split-Off and Merger should be read in conjunction with the section titled “Risk Factors” starting on page 43 and should not be relied upon as an exhaustive summary of the material risks in connection with the Transactions and an investment in New Sirius and New Sirius’ ownership of Sirius XM Holdings following the Split-Off.
Factors Relating to the Transactions:
•
The Exchange Ratio is a calculation that is subject to a number of factors that will not be known until just before the closing.

•
The market value of the shares of New Sirius Common Stock at the time they are initially issued to holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock may vary significantly from (i) the market value of shares of Sirius XM Common Stock on the date of the Reorganization Agreement and the Merger Agreement and/or the date of the First Amendments, (ii) the value of Sirius XM Common Stock implied by the SiriusXM Exchange Ratio, or (iii) the value of Liberty SiriusXM Common Stock implied by the Exchange Ratio.

•
It is expected that the Split-Off and Merger will cause a reduction in the voting power held by certain holders of Liberty SiriusXM Common Stock with respect to the business, assets and liabilities of Sirius XM Holdings.

•
The shares of New Sirius Common Stock to be received by holders of Liberty SiriusXM Common Stock upon the completion of the Split-Off and the Merger will have different rights from shares of Liberty SiriusXM Common Stock.

•
The shares of New Sirius Common Stock to be received by Sirius XM Holdings stockholders upon the completion of the Merger will have different rights from shares of Sirius XM Common Stock.

•
The Split-Off Transactions could result in significant tax liability.

•
New Sirius may have a significant indemnity obligation to Liberty Media, which is not limited in amount or subject to any cap, if the Split-Off Transactions are treated as a taxable transaction.

•
New Sirius may determine to forgo certain transactions that might otherwise be advantageous in order to avoid the risk of incurring significant tax-related liabilities.

•
Liberty Media, Sirius XM Holdings and New Sirius will incur direct and indirect costs and expenses as a result of the Transactions.

•
The announcement and pendency of the Transactions could divert the attention of management and cause disruptions in the businesses of Sirius XM Holdings and Liberty Media, which could have an adverse effect on the business and financial results of both Sirius XM Holdings and Liberty Media.

•
Liberty Media (with respect to the Liberty SiriusXM Group) and New Sirius are subject to contractual restrictions while the Transactions are pending, which could adversely affect Liberty Media’s business (with respect to the Liberty SiriusXM Group and New Sirius) and could adversely affect New Sirius.

•
Sirius XM Holdings is subject to contractual restrictions while the Transactions are pending, which could adversely affect Sirius XM Holdings business.

•
Certain of the directors and executive officers of Liberty Media and Sirius XM Holdings have interests relating to the Transactions or the Merger Agreement that are different from other Liberty Media and Sirius XM Holdings stockholders.

Factors Relating to New Sirius:
•
Sales of New Sirius Common Stock after the Transactions may negatively affect the market price of New Sirius Common Stock.

•
It is not certain that an active trading market will develop or be sustained after the Transactions, and following the Transactions, New Sirius’ stock price may fluctuate significantly.

•
If, following the Split-Off, New Sirius is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or New Sirius’ internal control over financial reporting is not effective, the reliability of New Sirius’ financial statements may be questioned, and New Sirius’ stock price may suffer.

•
It may be difficult for a third party to acquire New Sirius, even if doing so may be beneficial to New Sirius stockholders.

•
New Sirius is expected to have overlapping directors with Liberty Media, which may lead to conflicting interests.

•
Directors and officers of New Sirius are protected from liability for a broad range of actions.

•
New Sirius’ holding company structure could restrict access to funds of its subsidiaries that may be needed to pay third party obligations.

•
Following the Transactions, New Sirius, on a standalone basis and on a consolidated basis, will have significant indebtedness, and its subsidiaries’ debt will contain certain covenants that restrict its operations.

•
New Sirius’ ability to incur additional indebtedness to fund its operations could be limited, which could negatively impact its operations.

Factors Relating to Sirius XM Holdings:
•
Sirius XM Holdings faces substantial competition and that competition is likely to increase over time.

•
If Sirius XM Holdings’ efforts to attract and retain subscribers and listeners, or convert listeners into subscribers, are not successful, its business will be adversely affected.

•
Sirius XM Holdings engages in extensive marketing efforts and the continued effectiveness of those efforts is an important part of its business.

•
Sirius XM Holdings relies on third parties for the operation of its business, and the failure of third parties to perform could adversely affect its business.

•
Failure to successfully monetize and generate revenue from podcasts and other non-music content could adversely affect Sirius XM Holdings’ business, operating results, and financial condition.

•
Sirius XM Holdings may not realize the benefits of acquisitions or other strategic investments and initiatives.

•
The impact of economic conditions may adversely affect Sirius XM Holdings’ business, operating results, and financial condition.

The Proposed Transactions
Please refer to the information included in “Questions and Answers” above for a summary of the terms and conditions of the Split-Off and the Merger.
For ease of reference, set forth below are illustrative diagrams intended to supplement your understanding of the structure of the Split-Off and the Merger. Please also see “The Split-Off Proposal” and “The Merger.”
Current Structure of Liberty Media
The Split-Off

The Merger (following the Split-Off)
After the Transactions

*
Based on an estimated Exchange Ratio of approximately 0.83, which takes into account the amendment to the Exchange Ratio providing that it is multiplied by one-tenth (0.1) and which assumes that as of June 30, 2024, there will be approximately 3,846.6 million shares of Sirius XM Common Stock outstanding, approximately 353.1 million shares of Liberty SiriusXM Common Stock outstanding and approximately 3,205.8 million shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries immediately prior to the Split-Off that, pursuant to the Exchange Ratio, is subject to reduction for an estimated net liabilities share adjustment of an amount of New Sirius Common Stock corresponding to approximately 274.8 million shares of Sirius XM Common Stock (which, based on the $4.23 Reference Price for shares of Sirius XM Common Stock, equates to approximately $1,163 million), former holders of Liberty SiriusXM Common Stock (in the aggregate) are expected to own New Sirius Common Stock representing approximately 81% of outstanding shares and former holders of Sirius XM Common Stock (in the aggregate, but other than Liberty Media and its subsidiaries) are expected to own New Sirius Common Stock representing approximately 19% of outstanding shares, in each case, immediately following the completion of the Merger. All of the foregoing percentages are approximations based on share information and net liabilities estimated as of such date and subject to change.
Comparative Per Share Market Price
Liberty Media Market Price
Each of LSXMA, LSXMB, LSXMK, FWONA, FWONK, LLYVA and LLYVK trade on the Nasdaq Global Select Market. FWONB and LLYVB are quoted on the OTC Markets. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq website at www.nasdaq.com.
The following tables set forth the range of high and low sales prices of LSXMB, FWONB and LLYVB for the quarters listed below. Although LSXMB is traded on the Nasdaq Global Select Market, an established public trading market does not exist for the stock, as it is not actively traded. Additionally, there is no established public trading market for FWONB and LLYVB, which are quoted on OTC Markets. The over-the-counter market quotations for FWONB and LLYVB reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.
	Liberty SiriusXM common stock Series B (LSXMB)
	High	Low
2022
First Quarter	$53.04	44.92
Second Quarter	$47.14	40.00
Third Quarter	$46.75	36.50
Fourth Quarter	$47.43	39.03
2023
First Quarter	$42.00	25.35
Second Quarter	$31.51	26.18
Third Quarter(1)	$34.80	22.19
Fourth Quarter	$28.90	24.08
2024
First Quarter	$31.53	28.70
Second Quarter	$31.00	20.94
Third Quarter (through July 17, 2024)	$24.20	22.73
	Liberty Formula One common stock Series B (FWONB)
	High	Low
2022
First Quarter	$54.75	54.75
Second Quarter	$70.26	56.65
Third Quarter	$63.00	53.59
Fourth Quarter	$48.75	47.78

	Liberty Formula One common stock Series B (FWONB)
	High	Low
2023
First Quarter	$68.02	54.31
Second Quarter	$68.00	63.00
Third Quarter(1)	$66.00	55.00
Fourth Quarter	$56.02	56.02
2024
First Quarter	$65.00	60.00
Second Quarter	$66.50	58.51
Third Quarter (through July 17, 2024) . . . . . . . . . . . . . . . . . . . . . . . . . .	$63.96	63.96
	Liberty Live common stock Series B (LLYVB)
	High	Low
2023
Third Quarter (from the initial quoting of LLYVB on August 4, 2023 through September 29, 2023)(1)	$34.35	28.38
Fourth Quarter	$33.50	31.18
2024
First Quarter	$39.00	36.00
Second Quarter	$40.00	33.50
Third Quarter (through July 17, 2024)(2) . . . . . . . . . . . . . . . . . . . . . . . . . .	$40.00	33.50

(1)
On August 3, 2023, Liberty Media completed the reclassification of its then-existing common stock. Each outstanding share of Liberty SiriusXM Common Stock was reclassified into one share of the corresponding series of new Liberty SiriusXM Common Stock and 0.2500 of a share of the corresponding series of Liberty Live Common Stock, and each outstanding share of Liberty Formula One Common Stock was reclassified into one share of the corresponding series of new Liberty Formula One Common Stock and 0.0428 of a share of the corresponding series of Liberty Live Common Stock. No adjustments were made to the presented stock prices in 2022 or the first three quarters of 2023 to reflect these events.

(2)
Shares of LLYVB trade infrequently. During the third quarter of 2024 (through July 17, 2024), no trades occurred, as such the high and low prices shown for this period relate to the second quarter of 2024.

As of September 25, 2023, the last trading day prior to the public announcement that Liberty Media had communicated a proposal to the Special Committee outlining the terms of a proposed combination, LSXMB closed at $22.36, FWONB closed at $58.50 and LLYVB closed at $30.01.
Sirius XM Holdings Market Price
SIRI trades on the Nasdaq Global Select Market. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq website at www.nasdaq.com.

Selected Financial Data
Selected Financial Data for Liberty Media
The following tables present selected historical information relating to Liberty Media’s financial condition as of March 31, 2024 and December 31, 2023 and 2022 and its results of operations for the three-month periods ended March 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2023. The following data should be read in conjunction with Liberty Media’s consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/notice/prospectus/information statement. See the section entitled “Additional Information — Where You Can Find More Information.”
	March 31,	December 31,
	2024	2023	2022
	amounts in millions
Summary Balance Sheet Data:
Cash and cash equivalents	$1,666	2,019	2,246
Investments in affiliates, accounted for using the equity method	$1,996	1,089	952
Property and equipment, net	$2,129	2,083	2,255
Goodwill	$19,399	19,165	19,341
FCC Licenses	$8,600	8,600	8,600
Intangible assets subject to amortization, net	$3,889	3,872	4,288
Total assets	$42,405	41,168	42,464
Total current liabilities	$4,866	4,743	5,410
Long-term debt	$14,257	14,180	14,953
Deferred income tax liabilities	$2,202	2,086	2,101
Total equity	$19,645	19,445	19,126
	Three months ended March 31		Year ended December 31,
	2024	2023	2023	2022	2021
	amounts in millions except per share amounts
Summary Statement of Operations Data:
Total revenue	$2,749	2,556	12,525	12,164	11,400
Cost of Sirius XM Holdings Revenue	$1,037	1,024	4,209	4,130	3,968
Cost of Formula 1 Revenue	$279	206	2,240	1,750	1,489
Selling, general and administrative	$465	486	1,930	2,031	1,907
Operating income (loss)	$502	340	2,063	2,064	1,977
Interest expense	$(191)	(196)	(782)	(689)	(642)
Share of earnings (losses) of affiliates, net	$(19)	(10)	138	99	(200)
Realized and unrealized gains (losses) on financial instruments, net	$(3)	(46)	(323)	599	(451)
Net earnings (loss) attributable to Liberty Media stockholders	$203	15	761	1,815	398
Basic net earnings (loss) attributable to Series A, B and C Liberty SiriusXM common stock per share	$0.61	0.56	2.54	3.94	1.79
Basic net earnings (loss) attributable to Series A, B and C Liberty Formula One common stock per share	$0.33	(0.47)	0.79	2.39	(0.82)

	Three months ended March 31		Year ended December 31,
	2024	2023	2023	2022	2021
	amounts in millions except per share amounts
Basic net earnings (loss) attributable to Series A, B and C Liberty Live common stock per share	$(0.79)	NA	(1.54)	NA	NA
Basic net earnings (loss) attributable to Series A, B and C Liberty Braves common stock per share	N/A	(1.11)	(2.09)	(0.66)	(0.21)
Selected Financial Data for New Sirius
The following tables present selected combined historical information relating to the business, assets and liabilities of New Sirius upon the completion of the Transactions, which represents the combination of the historical financial information of Sirius XM Holdings and the business, assets and liabilities contributed to and assumed by New Sirius in the Contribution, including its financial condition as of March 31, 2024 and December 31, 2023 and 2022 and its results of operations for the three-month periods ended March 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2023. All significant intercompany accounts and transactions have been eliminated in the combined financial statements. The financial data as of March 31, 2024 and December 31, 2023 and 2022 and for the three- month periods ended March 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2023 has been derived from the combined historical financial statements of New Sirius included elsewhere in this proxy statement/notice/prospectus/information statement.
	March 31	December 31,
	2024	2023	2022
	amounts in millions
Summary Balance Sheet Data:
Cash and cash equivalents	$135	306	362
Property and equipment, net	$1,855	1,791	1,551
FCC Licenses	$8,600	8,600	8,600
Goodwill	$15,209	15,209	15,209
Total assets	$30,811	30,056	30,454
Total current liabilities	$3,796	3,951	4,358
Long-term debt	$10,056	10,073	10,689
Deferred tax liabilities	$2,388	2,414	2,461
Total equity	$13,324	13,102	12,371
	Three months ended March 31		Year ended December 31,
	2024	2023	2023	2022	2021
	amounts in millions except per share amounts
Summary Statement of Operations Data:
Total revenue	$2,162	2,144	8,953	9,003	8,696
Income from operations	$409	373	1,808	1,919	1,917
Interest expense	$(129)	(134)	(534)	(503)	(481)
Net income (loss) attributable to Liberty Sirius XM Holdings Inc.	$199	193	786	908	1,062
Unaudited pro forma net income attributable to Liberty Sirius XM Holdings Inc. per share – basic	$0.59	NA	2.35	NA	NA

Selected Financial Data for Sirius XM Holdings
The following tables present selected historical information relating to Sirius XM Holdings’ financial condition as of March 31, 2024 and December 31, 2023 and 2022 and its results of operations for the three-month periods ended March 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2023. The following data should be read in conjunction with Sirius XM Holdings’ consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/notice/prospectus/information statement. See the section entitled “Additional Information — Where You Can Find More Information.”
	March 31, 2024	December 31,
		2023	2022
	amounts in millions
Summary Balance Sheet Data:
Cash and cash equivalents	$71	216	57
Property and equipment, net	$1,820	1,754	1,499
Goodwill	$3,249	3,249	3,249
Total assets	$11,174	10,374	10,022
Total current liabilities	$3,088	3,226	2,981
Long-term debt	$8,722	8,690	9,256
Deferred tax liabilities	$488	509	565
Total equity (deficit)	$(2,370)	(2,565)	(3,351)
	There months ended March 31,		Year ended December 31,
	2024	2023	2023	2022	2021
	amounts in millions except per share amounts
Summary Statement of Operations Data:
Total revenue	$2,162	2,144	8,953	9,003	8,696
Income from operations	$437	412	1,946	2,036	2,015
Interest expense	$(104)	(107)	(423)	(422)	(415)
Net income	$265	233	1,258	1,213	1,314
Basic net income per common share	$0.07	0.06	0.33	0.31	0.32
Selected Unaudited Condensed Pro Forma Consolidated Financial Data of Liberty Media
The following tables present selected pro forma information relating to Liberty Media’s financial condition as of March 31, 2024 and its results of operations for the three-month period ended March 31, 2024 and the year ended December 31, 2023 to show the pro forma impact of the Split-Off. The pro forma balance sheet information assumes that the Split-Off had occurred as of March 31, 2024. The pro forma results of operations data assumes the Split-Off had occurred as of January 1, 2023. The pro forma information has been derived from the unaudited historical financial statements of Liberty Media for the three-month period ended March 31, 2024 and the audited historical financial statements of Liberty Media for the year ended December 31, 2023, which are incorporated by reference into this proxy statement/notice/prospectus/information statement. See the section entitled “Additional Information — Where You Can Find More Information.”

March 31, 2024
Pro Forma
amounts in millions
Summary Balance Sheet Data:
Cash and cash equivalents	$1,531
Goodwill	$4,190
Intangible assets subject to amortization, net	$2,898
Total assets	$11,879
Total current liabilities	$1,169
Long-term debt	$4,210
Total equity	$6,321
	Three months ended March 31, 2024	Year ended December 31, 2023
	Pro Forma
	amounts in millions except per share amounts
Summary Statement of Operations Data:
Total revenue	$587	3,572
Cost of Formula 1 revenue	$279	2,240
Operating income (loss)	$93	255
Interest expense	$(62)	(248)
Share of earnings (losses) of affiliates, net	$(24)	157
Realized and unrealized gains (losses) on financial instruments, net	$(21)	(235)
Net earnings (loss) attributable to Liberty Media stockholders	$4	(25)
Basic net earnings (loss) attributable to Series A, B and C Liberty SiriusXM common stock per share	NA	NA
Basic net earnings (loss) attributable to Series A, B and C Liberty Formula One common stock per share	$0.33	0.79
Basic net earnings (loss) attributable to Series A, B and C Liberty Live common stock per share	$(0.79)	(1.54)
Basic net earnings (loss) attributable to Series A, B and C Liberty Braves common stock per share	NA	(2.09)
Dividends
Liberty Media.   Liberty Media has never paid cash dividends on any series of its common stock. All decisions regarding payment of dividends by Liberty Media are made by its board of directors in accordance with applicable law after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit payment of dividends.
New Sirius.     New Sirius currently expects to pay a quarterly cash dividend to holders of New Sirius Common Stock, although it has no obligation to do so, and its dividend policy may change at any time without notice to its stockholders. The declaration and payment of dividends will be at the discretion of New Sirius’ board of directors in accordance with applicable law after considering various factors, including the company’s financial condition, operating results, current and anticipated cash needs, limitations imposed by its indebtedness, legal requirements and other factors that its board of directors deems relevant.

Sirius XM Holdings.   Sirius XM Holdings currently pays a quarterly cash dividend to holders of Sirius XM Common Stock, although it has no obligation to do so, and its dividend policy may change at any time without notice to its stockholders. The declaration and payment of dividends is at the discretion of Sirius XM Holdings’ board of directors in accordance with applicable law after considering various factors, including the company’s financial condition, operating results, current and anticipated cash needs, limitations imposed by its indebtedness, legal requirements and other factors that the board of directors deems relevant.

RISK FACTORS
In addition to the other information contained in, incorporated by reference in or included as an Annex to this proxy statement/notice/prospectus/information statement, including the matters addressed in “Cautionary Statements Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote to approve the Split-Off Proposal.
The risk factors described in this section have been separated into two groups:
•
risks that relate to the Transactions, which include risks relating to the Split-Off, the Merger and New Sirius’ corporate history; and

•
risks relating to an investment in New Sirius and risks relating to New Sirius’ ownership of Sirius XM Holdings following the Split-Off.

The risks described below and elsewhere in this proxy statement/notice/prospectus/information statement are considered to be the most material but are not the only ones that relate to the Split-Off, the Merger, an investment in New Sirius or Sirius XM Holdings becoming a wholly owned subsidiary of New Sirius. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on New Sirius or Sirius XM Holdings. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods especially given the current economic environment. Additionally, Liberty Media’s annual report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/notice/prospectus/information statement, describes the most material risks that relate to the Liberty SiriusXM Group tracking stock structure and an investment in Liberty Media.
If any of the events described below or incorporated by reference were to occur, the businesses, prospects, financial condition, results of operations and/or cash flows of New Sirius could be materially adversely affected. In any such case, the price of the New Sirius Common Stock could decline, perhaps significantly.
For the purposes of the risk factors relating to the Split-Off enumerated below, unless the context otherwise indicates, it is assumed that the Split-Off Proposal is approved and that the Split-Off has been completed (without regard to whether the Merger occurs). For the purposes of the risk factors relating to the Merger enumerated below, unless the context otherwise indicates, it is assumed that the Split-Off Proposal is approved and that the Merger has been completed.
Factors Relating to the Transactions
The Exchange Ratio is a calculation that is subject to a number of factors that will not be known until just before the closing.
The number of shares of New Sirius Common Stock into which shares of Liberty SiriusXM Common Stock will be exchanged will be determined by the Exchange Ratio. The Exchange Ratio is a calculation that will not be known until closer to the date of closing of the Redemption and is based on a variety of factors that will not be known until then, including, among other things, the net financial liabilities of the Liberty SiriusXM Group (excluding Liberty Media’s 3.75% Convertible Senior Notes due 2028, but including Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and the Margin Loan), including its interest expense, and other liabilities for transaction fees and expenses, financing fees and litigation-related liabilities, the average of the daily VWAP of shares of both LSXMA and LSXMK for the ten consecutive trading days ending on the Measurement Date and other corporate adjustments. Because the Exchange Ratio is not fixed and will vary, the number of shares of New Sirius Common Stock to be received by holders of Liberty SiriusXM Common Stock in the Redemption may change from the estimated Exchange Ratio. Changes in the Exchange Ratio will impact the proportion of issued and outstanding New Sirius Common Stock following the completion of the Transactions represented by the shares of New Sirius Common Stock issued to former holders of Liberty SiriusXM Common Stock relative to former holders of Sirius XM Common Stock in the Transactions. Although the Exchange Ratio will likely not meaningfully change as a result of changes in the market value of the shares of Liberty SiriusXM Common Stock, it is subject to final adjustments and will not be calculated prior to voting on the Split-Off Proposal at the Liberty Special Meeting. Changes to the Exchange Ratio will impact the value of Liberty SiriusXM Common Stock relative to Sirius XM Common Stock in the Merger and, as a result, will impact the value of shares of Liberty SiriusXM Common Stock.
The market value of the shares of New Sirius Common Stock at the time they are initially issued to holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock may vary significantly from (i) the market value of shares of Sirius XM Common Stock on the date of the Reorganization Agreement and the Merger Agreement and/or the date of the First Amendments, (ii) the value of Sirius XM Common Stock implied by the SiriusXM Exchange Ratio, or (iii) the value of Liberty SiriusXM Common Stock implied by the Exchange Ratio.
The number of shares received by holders of Liberty SiriusXM Common Stock in the Split-Off is based on an Exchange Ratio that does not take into account fluctuations in the share prices of Sirius XM Common Stock between the date of the Reorganization Agreement and the Merger Agreement and/or the date of the First Amendments, respectively, and the completion of the Transactions. In addition, changes in the share price of Sirius XM Common Stock will not impact the SiriusXM Exchange Ratio and changes in the share price of Liberty SiriusXM Common Stock will not meaningfully impact the Exchange Ratio. For more information, see “Questions and Answers — What factors could impact the calculation of the Exchange Ratio?” and “Questions and Answers — What will happen to the Exchange Ratio if the trading prices of shares Liberty SiriusXM Common Stock or Sirius XM Common Stock change between now and the measurement date of the Exchange Ratio?” As a result, stock price changes may impact the value of the consideration expected to be received in the Transactions, and no assurance can be given as to the market value of New Sirius Common Stock. Such stock price changes may result from a variety of factors (many of which are beyond the control of Sirius XM Holdings or Liberty Media), including:
•
changes in, or changes in market expectations of, the companies’ respective businesses, operations, assets, liabilities and prospects, investor behavior and strategies, including market assessments of the likelihood that the transactions will be completed;

•
interest rates, general market and economic conditions and other factors generally affecting the market price of the companies’ common stock;

•
federal, state and local legislation, governmental regulation and legal developments in the businesses in which the companies operate; and

•
other factors beyond the control of either Sirius XM Holdings or Liberty Media, including those described under this heading “Risk Factors.”

It is expected that the Split-Off and Merger will cause a reduction in the voting power held by certain holders of Liberty SiriusXM Common Stock with respect to the business, assets and liabilities of Sirius XM Holdings.
It is expected that the Split-Off and Merger will cause a reduction in the voting power held by certain holders of Liberty SiriusXM Common Stock with respect to the business, assets and liabilities of Sirius XM Holdings. Pursuant to Liberty Media’s certificate of incorporation, holders of LSXMA are currently entitled to one vote for each share of such stock held on all matters submitted to a vote of stockholders, holders of LSXMB are currently entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders, and holders of LSXMK are currently not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of Liberty Media’s certificate of incorporation), except as otherwise required by Delaware law, in which case each share of LSXMK is entitled to 1/100th of a vote. Following the Split-Off, holders of record of New Sirius Common Stock will be entitled to one vote for each share of such stock held on all matters submitted to a vote of stockholders. Further, as a result of the Transactions, holders of Liberty SiriusXM Common Stock immediately prior to the Split-Off will experience a reduction of their aggregate voting power with respect to the business, assets and liabilities of Sirius XM Holdings. Following the Transactions, based on the estimated Exchange Ratio of approximately 0.83, because New Sirius will have a single class of voting stock, holders of LSXMA, LSXMB and LSXMK immediately prior to the Split-Off are expected to hold approximately 24%, 2% and 54% of the aggregate voting power of New Sirius, respectively (assuming no changes to the number of outstanding shares of LSXMA, LSXMB, LSXMK and Sirius XM Holdings since April 30, 2024). Further, following the Transactions, based on the estimated Exchange Ratio of approximately 0.83, it is expected that such former holders of Liberty SiriusXM Common Stock will own approximately 81% of New Sirius, whereas, approximately 83% interest in Sirius XM Holdings is currently attributed to the Liberty SiriusXM Group. Following the Split-Off and the Merger, Liberty Media will no longer hold any equity interest in Sirius XM Holdings or New Sirius, there will not be a majority stockholder of New Sirius, and New Sirius will not be deemed a “controlled company” under applicable exchange listing standards.
The shares of New Sirius Common Stock to be received by holders of Liberty SiriusXM Common Stock upon the completion of the Split-Off and the Merger will have different rights from shares of Liberty SiriusXM Common Stock.
Upon the completion of the Split-Off, holders of Liberty SiriusXM Common Stock will no longer be stockholders of Liberty Media. Instead, former holders of Liberty SiriusXM Common Stock will become holders of New Sirius Common Stock and their rights as New Sirius stockholders will be governed by the terms of New Sirius’ amended and restated charter and the amended and restated bylaws of New Sirius (New Sirius’ amended and restated bylaws). The terms of New Sirius’ amended and restated charter and New Sirius’ amended and restated bylaws are in some respects materially different than the terms of Liberty Media’s certificate of incorporation and bylaws, which currently govern the rights of holders of Liberty SiriusXM Common Stock. See the section entitled “Description of New Sirius Capital Stock and Comparison of Stockholder Rights — Comparison of Stockholder Rights” for a discussion of the different rights associated with shares of New Sirius Common Stock and shares of Liberty SiriusXM Common Stock.
The shares of New Sirius Common Stock to be received by Sirius XM Holdings stockholders upon the completion of the Merger will have different rights from shares of Sirius XM Common Stock.
Upon the completion of the Transactions, holders of Sirius XM Common Stock will no longer be stockholders of Sirius XM Holdings. Instead, former holders of Sirius XM Common Stock (other than New Sirius and its subsidiaries) will become holders of New Sirius Common Stock and their rights as New Sirius stockholders will be governed by the terms of New Sirius’ amended and restated charter and amended and restated bylaws. New Sirius’ amended and restated charter and amended and restated bylaws are in some respects materially different than the terms of the amended and restated certificate of incorporation of Sirius XM Holdings (Sirius XM Holdings’ certificate of incorporation) and the amended and restated by-laws of Sirius XM Holdings (Sirius XM Holdings’ bylaws), which currently govern the rights of Sirius XM Holdings stockholders. See the section entitled “Description of New Sirius Capital Stock and Comparison of Stockholder Rights — Comparison of Stockholder Rights” for a discussion of the different rights associated with shares of New Sirius Common Stock and shares of Sirius XM Common Stock.
The Split-Off Transactions could result in significant tax liability.
The Split-Off is conditioned upon the receipt by Liberty Media of the opinion of Skadden Arps, tax counsel to Liberty Media, to the effect that, among other things, the Split-Off Transactions will qualify as a generally tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code to Liberty Media and to holders of Liberty SiriusXM Common Stock. The condition to the Split-Off relating to the receipt by Liberty Media of the opinion of Skadden Arps may not be waived.
The opinion of Skadden Arps will be based on the law in effect as of the time of the Split-Off and will rely on certain assumptions, as well as statements, representations, and undertakings made by officers of Liberty Media, New Sirius, Sirius XM Holdings and certain other individuals. If any of those statements, representations, or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinion of Skadden Arps is based are materially different from the actual facts that exist at the time of the Split-Off, the conclusions reached in such opinion could be adversely affected. Liberty Media will not obtain a private letter ruling from the IRS regarding the qualification of the Split-Off under Section 355, Section 368(a)(1)(D) and related provisions of the Code. The legal authorities on which the opinion of Skadden Arps will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. Opinions of counsel are not binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the conclusions reached in such opinion or that a court would not sustain such a challenge. If it is subsequently determined that the Split-Off Transactions do not qualify under Section 355, Section 368(a)(1)(D) and related provisions of the Code, Liberty Media and the holders of Liberty SiriusXM Common Stock who receive New Sirius Common Stock pursuant to the Split-Off could incur significant tax liabilities. Pursuant to Liberty Media’s management and allocation policies, following the completion of the Split-Off and the Merger, the cash for the payment of any taxes and losses resulting from the Split-Off Transactions, which are not allocated to and paid by New Sirius pursuant to the Tax Sharing Agreement, generally would be drawn from funds attributed to the Liberty Live Group, except that cash for the payment of any taxes and losses (a) resulting primarily from a breach by Liberty Media following the Split-Off Transactions of any contractual covenants made by Liberty Media in connection with the Split-Off Transactions or (b) resulting from Section 355(e) of the Code applying to the Split-Off Transactions as a result of the Split-Off Transactions being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Media shall, in each case, be drawn proportionately from funds attributed to the Formula One Group and the Liberty Live Group based upon the relative market capitalizations of Liberty Formula One Common Stock and Liberty Live Common Stock following the Split-Off. For a more complete discussion of the tax opinion and the tax consequences if the Split-Off Transactions do not qualify for the intended U.S. federal income tax treatment, please see “U.S. Federal Income Tax Consequences — Tax Opinions” and “— U.S. Federal Income Tax Treatment of the Split-Off.”
Even if the Split-Off Transactions otherwise qualify under Section 355, Section 368(a)(1)(D) and related provisions of the Code, the Split-Off would result in a significant U.S. federal income tax liability to Liberty Media (but not to holders of Liberty SiriusXM Common Stock) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of Liberty Media or New Sirius (or any successor corporation) (excluding, for this purpose, the acquisition of New Sirius Common Stock by holders of Liberty SiriusXM Common Stock in the Split-Off, but including the acquisition of New Sirius Common Stock by holders of Sirius XM Common Stock in the Merger) as part of a plan or series of related transactions that includes the Split-Off. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Notwithstanding the opinion of Skadden Arps described above, Liberty Media or New Sirius might inadvertently cause or permit a prohibited change in the ownership of Liberty Media or New Sirius to occur. If the Split-Off were determined to be taxable to Liberty Media under Section 355(e) of the Code, Liberty Media would incur significant tax liabilities. For a more complete discussion of the tax consequences if the Split-Off is determined to be taxable to Liberty Media under Section 355(e) of the Code, please see “U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Treatment of the Split-Off.”
New Sirius may have a significant indemnity obligation to Liberty Media, which is not limited in amount or subject to any cap, if the Split-Off Transactions are treated as a taxable transaction.
Pursuant to the Tax Sharing Agreement that New Sirius and Liberty Media will enter into in connection with the Split-Off, New Sirius will be required to indemnify Liberty Media, its subsidiaries and certain related persons for taxes and losses (other than any taxes or tax-related losses that result from Section 355(e) of the Code applying to the Split-Off as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Media) resulting from the failure of the Split-Off Transactions to qualify as a generally tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code to the extent that such taxes and losses (a) result primarily from, individually or in the aggregate, the breach of certain covenants made by New Sirius (applicable to actions or failures to act by New Sirius and its subsidiaries following the completion of the Split-Off), (b) result primarily from, individually or in the aggregate, the failure of certain representations made by Sirius XM Holdings in support of the opinion of Skadden Arps regarding the generally tax-free status of the Split-Off Transactions to be true and correct, or (c) result from the application of Section 355(e) of the Code to the Split-Off as a result of the treatment of the Split-Off as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of New Sirius (or any successor corporation), except, in the case of clauses (a) and (b), if such taxes and losses result from an action required to be taken pursuant to the Transaction Agreements.

New Sirius’ indemnification obligations to Liberty Media, its subsidiaries and certain related persons will not be limited in amount or subject to any cap. If New Sirius is required to indemnify Liberty Media, its subsidiaries or such related persons under the circumstances set forth in the Tax Sharing Agreement, New Sirius may be subject to substantial liabilities, which could materially adversely affect its financial position.
For a more detailed discussion of the Tax Sharing Agreement, see “Transaction Agreements — Tax Sharing Agreement.”
New Sirius may determine to forgo certain transactions that might otherwise be advantageous in order to avoid the risk of incurring significant tax-related liabilities.
Under the Tax Sharing Agreement, New Sirius will agree not to take certain actions, or fail to take any action, following the Split-Off, which action or failure to act would be inconsistent with the Split-Off Transactions qualifying under Section 355, Section 368(a)(1)(D) and related provisions of the Code. In particular, for the two-year period following the distribution, as described in the section entitled “Transaction Agreements — Tax Sharing Agreement,” New Sirius will be subject to specific restrictions that are intended to preserve the generally tax-free status of the Split-Off, including restrictions on its ability to discontinue the conduct of certain businesses, to merge, consolidate, liquidate, or dissolve New Sirius or Sirius XM Holdings, to redeem or repurchase New Sirius Common Stock, or to enter into certain other corporate transactions that may cause New Sirius to undergo either a 45% or greater change in the ownership of its voting stock or a 45% or greater change in the ownership (measured by value) of all classes of its stock, taking into account the Merger. Further, the Tax Sharing Agreement will require that New Sirius indemnify Liberty Media for any taxes or losses (subject to certain exceptions) incurred by Liberty Media (or its subsidiaries) to the extent that such taxes and losses (a) result primarily from, individually or in the aggregate, the breach of certain covenants made by New Sirius (applicable to actions or failures to act by New Sirius and its subsidiaries following the completion of the Split-Off), (b) result primarily from, individually or in the aggregate, the failure of certain representations made by Sirius XM Holdings in support of the opinion of Skadden Arps regarding the generally tax-free status of the Split-Off Transactions to be true and correct, or (c) result from the application of Section 355(e) of the Code to the Split-Off as a result of the treatment of the Split-Off as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of New Sirius (or any successor corporation).
Under Section 355(e) of the Code, an acquisition of New Sirius’ stock would generally be presumed to be part of a plan (or series of related transactions) with the Split-Off if such acquisition occurs within two years before or after the Split-Off (or if such stock is received in the Split-Off in exchange for Liberty SiriusXM Common Stock that was acquired within the two years before the Split-Off). This presumption, however, may be rebutted based upon an analysis of the facts and circumstances related to the Split-Off and the particular acquisition in question, including a weighing of certain plan and non-plan factors set forth in U.S. Treasury Regulations promulgated under Section 355(e) of the Code. Further, these U.S. Treasury Regulations provide certain safe harbors under which an acquisition will be deemed not to be part of a plan (or series of related transactions) with the Split-Off for purposes of Section 355(e) of the Code.
In light of the Tax Sharing Agreement and the requirements under Section 355 of the Code, including the factors and safe harbors described above, New Sirius may determine to forgo certain transactions that might otherwise be advantageous. In particular, New Sirius may determine to continue to operate certain of its business operations for the foreseeable future even if a sale of such business operations might otherwise be advantageous. Moreover, New Sirius might determine to forgo certain transactions, including share repurchases, stock issuances, certain asset dispositions and other strategic transactions, for some period of time following the Split-Off. In addition, New Sirius’ indemnity obligations under the Tax Sharing Agreement might discourage, delay or prevent its entering into a change of control transaction for some period of time following the Split-Off.
Liberty Media, Sirius XM Holdings and New Sirius will incur direct and indirect costs and expenses as a result of the Transactions.
Each of Liberty Media and Sirius XM Holdings have incurred, and expect to further incur, certain nonrecurring costs in connections with the Transactions. Liberty Media and Sirius XM Holdings estimate their aggregate out-of-pocket costs related to the Transactions to be approximately $93.8 million in the aggregate, primarily consisting of investment banking, legal and accounting fees and financial printing and other related charges. The payment of costs related to the Transactions will adversely affect the short-term operating results and cash flows of New Sirius. The foregoing estimate is preliminary and subject to change. If the Transactions are not consummated, Liberty Media, New Sirius and Sirius XM Holdings will be responsible for their respective transaction costs and expenses in connection with the Transactions for which they will receive no benefit, except in the case that the Merger Agreement is terminated by Sirius XM Holdings as a result of a Liberty Adverse Recommendation Change, in which case Liberty Media will be required to pay to Sirius XM Holdings a termination fee equal to $450 million in cash. Although Liberty Media and Sirius XM Holdings expect that the realization of benefits related to the Transactions will offset such costs and expenses over time, no assurances can be made that the net benefits will be achieved in the near term, or at all.
All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be borne by the parties incurring such fees or expenses. However, Sirius XM Holdings will pay for the portion of the SEC filing fee applicable to the Form S-4 of which this proxy statement/notice/prospectus/information statement forms a part (the Form S-4) which is attributable to the shares of New Sirius Common Stock to be issued to the holders of Sirius XM Common Stock in the Merger; and New Sirius will pay for the portion of the SEC filing fee applicable to the Form S-4 which is attributable to the shares of New Sirius Common Stock to be issued to the holders of LSXMA, LSXMB and LSXMK, as applicable, and the options to purchase shares of New Sirius Common Stock issued in the substitution of existing stock options to purchase shares of LSXMK. Due to Liberty Media’s ownership of approximately 83% of Sirius XM Holdings, holders of Liberty SiriusXM Common Stock will indirectly bear its allocable share of these amounts. Additionally holders of Liberty SiriusXM Common Stock will directly bear, in the form of an adjustment to the Exchange Ratio, the amount of fees and expenses incurred by Liberty Media and its subsidiaries in connection with the Merger Agreement and the completion of the Transactions. Liberty Media and Sirius XM Holdings will share the costs related to the submission of applications to the FCC for authorization to transfer control of subsidiaries of Sirius XM Holdings that hold FCC licenses and authorizations, the associated FCC licenses and authorizations from Liberty Media to New Sirius, and the pro forma applications for approval of the Conversion.
The announcement and pendency of the Transactions could divert the attention of management and cause disruptions in the businesses of Sirius XM Holdings and Liberty Media, which could have an adverse effect on the business and financial results of both Sirius XM Holdings and Liberty Media.
Management of both Sirius XM Holdings and Liberty Media may be required to divert a disproportionate amount of attention away from their respective day-to-day activities and operations, and devote time and effort to consummating the Transactions. The risks, and adverse effects, of such disruptions and diversions could be exacerbated by a delay in the completion of the Transactions. These factors could adversely affect the financial position or results of operations of Liberty Media and Sirius XM Holdings, regardless of whether the Transactions are completed.
Liberty Media (with respect to the Liberty SiriusXM Group) and New Sirius are subject to contractual restrictions while the Transactions are pending, which could adversely affect Liberty Media’s business (with respect to the Liberty SiriusXM Group and New Sirius) and could adversely affect New Sirius.
The Merger Agreement imposes certain restrictive interim covenants on Liberty Media (with respect to the Liberty SiriusXM Group and New Sirius) and New Sirius during the pendency of the Merger Agreement. For instance, subject to certain exceptions set forth in the Merger Agreement, the consent of the Special Committee (on behalf of Sirius XM Holdings) is required in respect of, among other things, amendments to Liberty Media’s (with respect to the Liberty SiriusXM Group) or New Sirius’ organizational documents, the incurrence of debt for borrowed money, payments of certain dividends with respect to Liberty SiriusXM Common Stock and New Sirius Common Stock, certain issuances of shares of Liberty SiriusXM Common Stock and New Sirius Common Stock and payments of certain liabilities. These restrictions may prevent Liberty Media and New Sirius from taking certain actions during the period from the date of the Merger Agreement to the Merger Effective Time, including making certain acquisitions or otherwise pursuing certain business opportunities, or making certain changes to shares of Liberty SiriusXM Common

Stock or New Sirius Common Stock, that the Liberty Media and New Sirius board of directors, respectively, may deem beneficial. See the section entitled “Transaction Agreements — Merger Agreement — Conduct of Business” for a description of the restrictive covenants applicable to Liberty Media (with respect to the Liberty SiriusXM Group and New Sirius) and New Sirius, as applicable.
Sirius XM Holdings is subject to contractual restrictions while the Transactions are pending, which could adversely affect Sirius XM Holdings business.
The Merger Agreement imposes certain restrictive interim covenants on Sirius XM Holdings during the pendency of the Merger Agreement. For instance, subject to certain exceptions set forth in the Merger Agreement, the consent of Liberty Media and New Sirius is required in respect of, among other things, payments of certain dividends with respect to Sirius XM Common Stock, certain issuances of shares of Sirius XM Common Stock and entering into a new line of business or disposing of or materially modifying operations with respect to an existing line of business. These restrictions may prevent Sirius XM Holdings from taking certain actions during the period from the date of the Merger Agreement to the Merger Effective Time, including making certain acquisitions or otherwise pursuing certain business opportunities, or making certain changes to shares of Sirius XM Common Stock that the Sirius XM Holdings board of directors may deem beneficial. See the section entitled “Transaction Agreements — Merger Agreement — Conduct of Business” for a description of the restrictive covenants applicable to Sirius XM Holdings.
Certain of the directors and executive officers of Liberty Media and Sirius XM Holdings have interests relating to the Transactions or the Merger Agreement that are different from other Liberty Media and Sirius XM Holdings stockholders.
The Liberty Media and Sirius XM Holdings directors and executive officers have certain indemnification and insurance protections for their service as directors and executive officers of Liberty Media and Sirius XM Holdings, respectively. For any directors or executive officers of Liberty Media that will serve as directors or executive officers of New Sirius following the completion of the Transactions, New Sirius will obtain director and officer liability insurance to cover all directors and executive officers of New Sirius. In addition, the directors and officers of Sirius XM Holdings and its subsidiaries will have the right to indemnification and continued coverage under a tail directors’ and officers’ liability insurance policy following the Merger.
Directors and executive officers of Liberty Media hold stock options and/or restricted stock units with respect to Liberty SiriusXM Common Stock, which, (a) in the case of each stock option outstanding immediately prior to the Split-Off, will become fully vested immediately prior to, and contingent upon, the Split-Off Effective Time and be converted into a New Sirius option award based on the Exchange Ratio and (b) in the case of each restricted stock award and restricted stock unit outstanding as of ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or an authorized committee thereof)), will become fully vested and, net of taxes, will be treated as an outstanding share of Liberty SiriusXM Common Stock in the Redemption, in each case, as discussed in more detail below in “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards” and “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards.” As discussed below in “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards — Transitional Plan,” the shares of New Sirius Common Stock underlying New Sirius option awards held by any individual who will serve as a member of the New Sirius board of directors can be registered on a Form S-8 and will be settled in shares upon exercise. Shares of New Sirius Common Stock underlying other New Sirius option awards that may not be able to be registered on a Form S-8 will be settled in cash upon exercise.
Certain of the Liberty Media directors and executive officers hold shares of Sirius XM Common Stock, stock options with respect to Sirius XM Common Stock and restricted stock units with respect to Sirius XM Common Stock. Those shares will be converted in the Merger into the right to receive shares of New Sirius Common Stock, and such options and restricted stock units will be treated as discussed in more detail under “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Sirius XM Holdings in the Transactions — Equity Awards” and “The Merger — Treatment of Outstanding Equity Awards.”

The Liberty Media and Sirius XM Holdings boards of directors include two overlapping members: Mr. Maffei and Mr. Evan Malone. Mr. Maffei is a member of the Liberty Media board of directors and the President and Chief Executive Officer of Liberty Media and is also the Chairman of the Sirius XM Holdings board of directors. Mr. Evan Malone is a non-employee member of each of the Liberty Media board of directors and Sirius XM Holdings board of directors. In addition, Ms. Hickenlooper, a non-employee director of Sirius XM Holdings, also serves Liberty Media as Senior Vice President, Corporate Development, and David A. Blau, a non-employee director of Sirius XM Holdings, served Liberty Media as Executive Vice President, Corporate Development, until December 31, 2023 and then as a Senior Advisor until June 28, 2024. As of April 30, 2024, each of Mr. Maffei, Mr. Evan Malone, Mr. Blau and Ms. Hickenlooper hold shares of Liberty SiriusXM Common Stock, stock options with respect to Liberty SiriusXM Common Stock and, except for Mr. Blau, restricted stock units with respect to Liberty SiriusXM Common Stock. Those shares will be redeemed in the Split-Off for shares of New Sirius Common Stock, and such options and restricted stock units will be treated as discussed below under “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards.”
Mr. Malone is the Chairman of the Liberty Media board of directors. Under the Voting Agreement, each of Sirius XM Holdings and New Sirius, jointly and severally, has agreed to indemnify each Malone Stockholder for certain losses incurred in connection with or arising out of the Voting Agreement. In addition, Sirius XM Holdings and New Sirius have agreed to pay up to $150,000 in the aggregate of reasonable out-of-pocket costs and expenses incurred by the Malone Stockholders in connection with the preparation, negotiation, execution and delivery of the Voting Agreement. See “Transaction Agreements — Voting Agreement” below.
Effective as of the completion of the Merger, Mr. Maffei is expected to serve as the Chairman of the New Sirius board of directors and Ms. Witz is expected to serve as the Chief Executive Officer of New Sirius and a member of the New Sirius board of directors. All of the executive officers of Sirius XM Holdings immediately prior to the Merger Effective Time will be the executive officers of New Sirius following the Transactions and will continue to provide services in such capacity following the Transactions. Additionally, Mr. Hartenstein, Mr. Evan Malone, Mr. Meyer, Ms. Procope, Mr. Rapino, Ms. Salen and Mr. Zaslav are currently directors of Sirius XM Holdings and are expected to serve as directors of New Sirius following the Transactions.
For a detailed discussion of these and other interests, see “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions” below and see “The Proposed Transactions — Interests of Certain Persons — Interests of Directors and Executive Officers of Sirius XM Holdings in the Transactions” below.
The Transactions may not be completed on the terms or timeline currently contemplated, or at all, as Liberty Media, New Sirius or Sirius XM Holdings may be unable to satisfy the conditions or obtain the approvals required to complete the Transactions or such approvals may contain material restrictions or conditions.
The completion of the Transactions is subject to a number of conditions, as described in this proxy statement/notice/prospectus/information statement, including the occurrence of certain events contemplated by the Reorganization Agreement and the Merger Agreement. None of Liberty Media, New Sirius or Sirius XM Holdings can make any assurances that the Transactions will be completed on the terms or timeline currently contemplated, or at all. Some of the conditions to the completion of the Transactions are outside the control of Liberty Media, New Sirius and Sirius XM Holdings. Each of Liberty Media, New Sirius and Sirius XM Holdings has and will continue to expend time and resources and incur expenses related to the proposed Transactions.
Although each of Liberty Media, New Sirius and Sirius XM Holdings has agreed to use reasonable best efforts, subject to certain limitations, to make certain governmental filings and obtain the required governmental approvals, as the case may be, there can be no assurance that the relevant approvals will be obtained. As a condition to approving the Transactions, these governmental authorities may impose conditions, terms, obligations or restrictions or require divestitures or place restrictions on the conduct of New Sirius’ business after the completion of the Transactions. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions or require divestitures and that such conditions, terms, obligations, restrictions or required divestitures will not have the effect of delaying or preventing completion of the Transactions or imposing additional material costs on or materially limiting the revenues of New Sirius following the Transactions, or otherwise adversely affecting, including to a material extent, New Sirius’ business, financial condition and results of operations after the completion of the Transactions. There can be no assurance that any such conditions, terms, obligations, restrictions or required divestitures will not result in the abandonment of the Transactions.
The completion of the Split-Off under the Reorganization Agreement is subject to a number of closing conditions and, if these conditions are not satisfied or waived (if permissible under the Reorganization Agreement), the Reorganization Agreement may be terminated in accordance with its terms and the Split-Off may not be completed. In addition, the parties have the right to terminate the Reorganization Agreement under other specified circumstances, in which case the Transactions would not be completed.
The Split-Off is subject to a number of closing conditions and, if these conditions are not satisfied or waived (if permissible under the Reorganization Agreement), the Split-Off will not be completed. These conditions include, among others: (1) the satisfaction (or, if permissible, waiver) of the conditions set forth in the Merger Agreement, other than the condition that the Split-Off be completed and the condition that the conditions in the Reorganization Agreement be satisfied, and (2) the absence of any law, order or other legal restraint that has the effect of enjoining, restraining, preventing or prohibiting the consummation of the Contribution or Redemption. These conditions to the closing may not be fulfilled and, accordingly, the Split-Off may not be completed. If the Split-Off is not completed, then the Merger will not be completed. In addition, the Reorganization Agreement may be terminated and the Split-Off may be abandoned, at any time prior to the Split-Off Effective Time, (a) by Liberty Media for any reason if the Merger Agreement has been terminated in accordance with its terms or (b) by written agreement of Liberty Media, New Sirius and Sirius XM Holdings (through the Special Committee), if the Merger Agreement has not been terminated in accordance with its terms.
The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (if permissible under the Merger Agreement), the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed. In addition, the parties have the right to terminate the Merger Agreement under other specified circumstances, in which case the Transactions would not be completed.
The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (if permissible under the Merger Agreement), the Merger will not be completed. These conditions include, among others: (1) receipt of Liberty Split-Off Stockholder Approval; (2) satisfaction, or, if permissible, waiver, of the conditions set forth in the Reorganization Agreement; (3) the absence of any law, order or other legal restraint that has the effect of enjoining, restraining, preventing or prohibiting the consummation of the Transactions; (4) receipt of approval of the Transactions and the Conversion under the Communications Act; (5) the receipt of approval of Nasdaq for listing of all shares of New Sirius Common Stock, subject to official notice of issuance; and (6) the effectiveness of the registration statement of which this proxy statement/notice/prospectus/information statement forms a part. In addition, the obligations of Liberty Media and New Sirius, on the one hand, and Sirius XM Holdings, on the other hand, to complete the Merger are subject to, among other things, the truthfulness and correctness of the other’s representations and warranties in the Merger Agreement (subject in most cases to “materiality” and “material adverse effect” qualifications), the receipt by the parties of certain tax opinions regarding the U.S. federal income tax consequences of the Transactions, and the other’s performance in all material respects of its covenants and agreements in the Merger Agreement. See the section entitled “Transaction Agreements — Merger Agreement — Conditions to Completion of the Merger” for further information regarding closing conditions to the Merger.
These conditions to the closing of the Merger may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by the Walk-Away Date, Liberty Media or Sirius XM Holdings may choose not to proceed with the Merger (subject to certain exceptions). Moreover, Liberty Media, on the one hand, and Sirius XM Holdings (through the Special Committee), on the other hand, can mutually decide to terminate the Merger Agreement at any time prior to the Split-Off Effective Time. In addition, each of Liberty Media and Sirius XM Holdings (through the Special Committee) may elect to terminate the Merger Agreement in certain other circumstances, as described in the section entitled

“Transaction Agreements — Merger Agreement — Termination.” If the Merger Agreement is terminated, Liberty Media, New Sirius and Sirius XM Holdings may incur substantial fees in connection with termination of the Merger Agreement and none of them will realize the anticipated benefits of the Merger. For a description of the circumstances under which a termination fee is payable, see the section entitled “Transaction Agreements — Merger Agreement — Termination Fee.”
Failure to complete the Split-Off and the Merger could negatively impact the business and/or financial results of Liberty Media and/or Sirius XM Holdings and cause the stock price of Sirius XM Holdings and/or Liberty SiriusXM Common Stock to decline, perhaps significantly.
If the Transactions are not completed for any reason, the ongoing businesses of Liberty Media and/or Sirius XM Holdings may be adversely affected and Liberty Media and Sirius XM Holdings will be subject to several risks and consequences, including the following:
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Liberty Media may be required, under certain circumstances, to pay Sirius XM Holdings a termination fee of $450 million in cash. See the section entitled “Transaction Agreements — Merger Agreement — Termination Fee” for a description of the circumstances under which a termination fee is payable;

•
Liberty Media and/or Sirius XM Holdings will be required to pay certain costs relating to the Transactions, whether or not the Transactions are completed, such as significant fees and expenses relating to financial advisory, legal, accounting, consulting and other advisory fees and expenses, employee-benefit and related expenses, regulatory filings and filing and printing fees; and

•
matters relating to the Transactions may require substantial commitments of time and resources by Liberty Media management and Sirius XM Holdings management and the expenditure of significant funds in the form of fees and expenses, which could otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Liberty Media and Sirius XM Holdings as separate companies, as the case may be.

In addition, if the Transactions are not completed, Liberty Media and/or Sirius XM Holdings may experience negative reactions from the financial markets and from their respective employees, commercial partners and customers. Liberty Media and/or Sirius XM Holdings could also be subject to litigation, including litigation related to failure to complete the Merger or to enforce their respective obligations under the Merger Agreement. If the Merger is not consummated, there can be no assurance that the risks described above will not materially affect the business, financial results and stock prices of Liberty Media and/or Sirius XM Holdings. The stock price of Sirius XM Holdings or Liberty SiriusXM Common Stock may decline, perhaps significantly, to the extent such stock price reflects a market assumption that the Transactions will be completed, or based on the market’s perception as to why the Transactions were not completed.
The Merger Agreement contains provisions that could discourage a potential competing acquiror of Liberty Media (with respect to the Liberty SiriusXM Group), New Sirius or Sirius XM Holdings, or could result in any competing proposal being at a lower price than it otherwise might be.
Pursuant to the terms, and during the pendency, of the Merger Agreement, each of Liberty Media (with respect to the Liberty SiriusXM Group), New Sirius and Sirius XM Holdings has agreed to non-solicitation obligations with respect to third-party acquisition proposals (including provisions restricting their ability to provide confidential information to third parties) and has agreed to certain restrictions on it and its representatives’ ability to respond to any such proposals. However, subject to the terms of the Merger Agreement, Liberty Media’s board of directors may make a Liberty Adverse Recommendation Change, in which case, Sirius XM Holdings may terminate the Merger Agreement and receive a termination fee from Liberty Media in an amount equal to $450 million in cash.
These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Liberty Media (with respect to the Liberty SiriusXM Group), New Sirius or Sirius XM Holdings from considering or proposing such an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in connection with the Transactions, or, in the case of Liberty Media (with respect to the Liberty SiriusXM Group), might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee.
The Voting Agreement could discourage a third party from pursuing an alternative transaction involving Liberty Media (with respect to the Liberty SiriusXM Group).
In connection with the Merger Agreement, Liberty Media, New Sirius and Sirius XM Holdings entered into the Voting Agreement with the Malone Stockholders with respect to shares of LSXMA and LSXMB held by the Malone Stockholders. Pursuant to the Voting Agreement, the Malone Stockholders have agreed, subject to the terms of the Voting Agreement, to vote or cause to be voted their respective shares of LSXMA and LSXMB, representing approximately 48.3% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate as of April 30, 2024, in favor of, among other matters, the Split-Off Proposal and the transactions contemplated thereby, except that the Malone Stockholders will be obligated to vote shares representing approximately 33.37% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate in favor thereof in the event that the Liberty Media board of directors makes a Liberty Adverse Recommendation Change and Sirius XM Holdings elects not to terminate the Merger Agreement.
The existence of the Voting Agreement could discourage a third party from pursuing an alternative transaction involving Liberty Media (with respect to the Liberty SiriusXM Group).
New Sirius and/or Liberty Media may not realize the potential benefits from the Transactions in the near term or at all.
Liberty Media anticipates the realization of strategic and financial benefits to New Sirius and Liberty Media as a result of the separation of New Sirius from Liberty Media and the subsequent Merger. See “The Proposed Transactions — Liberty Media’s Reasons for the Transactions.” In determining to approve the Transactions, the Liberty Media board of directors believes that the Transactions will benefit Liberty Media and its businesses and result in the creation of stockholder value because, among other things, the aggregate trading value of New Sirius Common Stock that will be held by former holders of Liberty SiriusXM Common Stock following the completion of the Transactions is expected to exceed the aggregate trading value of the existing Liberty SiriusXM Common Stock. Separating New Sirius is expected to meaningfully reduce (or eliminate) the discount to net asset value at which Liberty SiriusXM Common Stock has historically traded by eliminating the complexity and uncertainty associated with Liberty Media’s capital structure and creating a single-asset backed security. While the ABHI Split-Off Transactions and the 2023 Reclassification were intended, in part, to reduce the historical trading discount applied to Liberty SiriusXM Common Stock, this discount has persisted. Liberty Media believes the reasons for this discount, among other things, include the complexity of the Liberty Media capital structure, multiple layers of financial reporting associated with the dual public holding company structure, uncertainty regarding future corporate opportunities at Sirius XM Holdings, uncertainty regarding Liberty Media’s plans with respect to its interest therein and uncertainty regarding the allocation of capital resources among Liberty Media’s tracking stock groups. Although the Transactions are expected to eliminate all of these factors, no assurance can be given that the Transactions will effectively address the historical trading discount or produce the expected benefits in the near term or at all. Please see “— Factors Relating to New Sirius — Sales of New Sirius Common Stock after the Transactions may negatively affect the market price of New Sirius Common Stock” and “— Factors Relating to New Sirius — It is not certain that an active trading market will develop or be sustained after the Transactions, and following the Transactions, New Sirius’ stock price may fluctuate significantly” below.
SiriusXM Holdings may not realize the potential benefits from the Transactions in the near term or at all.
Sirius XM Holdings anticipates the realization of strategic and financial benefits to its stockholders as a result of the separation of New Sirius from Liberty Media and the subsequent Merger. In determining to approve the Transactions, the Special Committee believes that the Transactions will benefit Sirius XM Holdings and its businesses and result in the creation of stockholder value because, among other things, New Sirius will have a single class of “one share, one vote” common stock following the Transactions, Sirius XM Holdings will no longer have a controlling stockholder, and the Transactions will result in more trading liquidity for New Sirius Common Stock and the potential for future eligibility for inclusion in stock market indexes. However, no assurance can be given as to whether or the extent to which these benefits will be realized. In particular, there is no certainty as to whether there will be an increase in the market value of New Sirius Common Stock compared to Sirius XM Common Stock. Please see “— Factors Relating to New Sirius — Sales of New Sirius Common Stock after the Transactions may negatively affect the market price of New Sirius Common Stock.”
The historical financial information of New Sirius included in this proxy statement/notice/prospectus/information statement is not necessarily representative of New Sirius’ future financial position, future results of operations or future cash flows.
In valuing shares of New Sirius Common Stock, investors should recognize that the historical financial information of New Sirius included in this proxy statement/notice/prospectus/information statement represents the combination of the historical financial information of Sirius XM Holdings and the business, assets and liabilities contributed to and assumed by New Sirius in the Contribution and does not necessarily reflect New Sirius’ results of operations, financial condition and cash flows if it had been a separate, stand-alone company pursuing independent strategies during the periods presented.
The unaudited condensed pro forma consolidated financial statements included in this document are presented for illustrative purposes only and do not purport to represent what Liberty Media’s financial position actually would have been had the Transactions occurred on the dates indicated or to project Liberty Media’s operating results for any future period.
The unaudited condensed pro forma consolidated financial statements of Liberty Media in this document are presented for illustrative purposes only and do not purport to represent what Liberty Media’s financial position actually would have been had the Transactions occurred on the dates indicated or to project Liberty Media’s operating results for any future period. Based on a quantitative analysis, the Split-Off of Liberty Media’s interest in New Sirius is expected to represent a strategic shift that will have a major effect on Liberty Media’s operations due to the relative materiality of New Sirius. Accordingly, Liberty Media intends to present its divestiture of New Sirius as a discontinued operation. For more information, see “Summary — Selected Financial Data” and “Liberty Media Corporation’s Condensed Pro Forma Consolidated Financial Statements (unaudited).”
The Sirius XM Holdings financial projections (as defined below) included in this proxy statement/notice/prospectus/information statement involves risks, uncertainties and assumptions, many of which are beyond the control of Sirius XM Holdings. As a result, it may not prove to be accurate and is not necessarily indicative of current values or future performance.
The Sirius XM Holdings financial projections contained in “The Proposed Transactions — Sirius XM Holdings Financial Projections” involve risks, uncertainties and assumptions and is not a guarantee of future performance. The future financial results of Sirius XM Holdings may materially differ from those expressed in the unaudited prospective financial information due to factors that are beyond Sirius XM Holdings’ ability to control or predict. The Sirius XM Holdings financial projections do not take into account any circumstances or events occurring after the date they were prepared. The Sirius XM Holdings financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/notice/prospectus/information statement are cautioned not to place undue reliance on this information. The Sirius XM Holdings financial projections reflect numerous variables, assumptions and estimates as to future events made by the Sirius XM Holdings management that the Sirius XM Holdings management believed were reasonable at the time the Sirius XM Holdings financial projections were prepared, taking into account the relevant information available to the Sirius XM Holdings management at the time. However, such variables, assumptions and estimates are inherently uncertain and many of which are beyond the control of Sirius XM Holdings. Because the Sirius XM Holdings financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The Sirius XM Holdings financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Sirius XM Holdings’ business, all of which are difficult to predict and many of which are beyond the Sirius XM Holdings’ control, and if the Transactions are completed, will be beyond the control of New Sirius. More specifically, the unaudited prospective financial information: necessarily makes numerous assumptions, many of which are beyond the control of each company and may not prove to be accurate; does not necessarily reflect changes in prospects for each company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the unaudited prospective financial information was prepared; is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than is reflected in the unaudited prospective financial information; and should not be regarded as a representation that the results reflected in the unaudited prospective financial information will be achieved. Sirius XM Holdings expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Sirius XM Holdings financial projections given numerous risks and uncertainties, including but not limited to the factors listed under this “Risk Factors” section, as well as those set forth in Sirius XM Holdings’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023. See the section entitled “Additional Information — Where You Can Find More Information” for more information.
The unaudited prospective financial information was not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP and does not reflect the effect of any proposed or other changes in GAAP that may be made in the future.
The fairness opinion delivered by Solomon Partners to the Special Committee will not be updated to reflect changes in circumstances that may have occurred since the date of such opinion.
The written opinion of Solomon Partners was delivered to the Special Committee on, and dated as of, December 11, 2023, as more fully described below in the section entitled “The Proposed Transactions — Opinion of Financial Advisor to the Special Committee” beginning on page 98 of this proxy statement/notice/prospectus/information statement.
Solomon Partners’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and other information made available to Solomon Partners as of, December 11, 2023. Although subsequent developments may affect its opinion, Solomon Partners has no obligation to update, revise or reaffirm its opinion. Solomon Partners’ opinion does not speak as of the date of this proxy statement/notice/prospectus/information statement or as of any other date subsequent to the date of such opinion. As is customary for fairness opinions provided in connection with transactions like the Transactions, the opinion will not be updated to reflect changes in circumstances that may have occurred since the date of such opinion.
The foregoing description of Solomon Partners’ opinion is qualified in its entirety by reference to the full text of Solomon Partners’ written opinion, dated December 11, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion and is attached as Annex G to this proxy statement/notice/prospectus/information statement.
New Sirius will assume and be responsible for all of the liabilities attributed to the Liberty SiriusXM Group following the completion of the Transactions, and is acquiring the New Sirius Assets on an “as is, where is” basis.
Pursuant to the Reorganization Agreement, New Sirius will acquire all of the New Sirius Assets and assume, perform, discharge and fulfill, all of the New Sirius Liabilities, as applicable, regardless of when or where such liabilities arose or arise. The Reorganization Agreement further provides that the New Sirius Assets are being conveyed to New Sirius on an “as is, where is” basis, and while Liberty Media is subject to certain indemnification obligations in favor of New Sirius under the Reorganization Agreement, these are generally limited to indemnification for certain indemnifiable losses to the extent arising out of, relating to or in connection with the businesses, assets and liabilities retained by Liberty Media (or any third party claims related thereto) or any breach or failure to perform or comply with any covenant, undertaking or obligation of Liberty Media or its subsidiaries (other than New Sirius or its subsidiaries) under the Reorganization Agreement or any agreements and instruments to which Liberty Media or New Sirius is a party required to complete the restructuring transactions contemplated by the Reorganization Agreement (such transactions, the Restructuring). See “Transaction Agreements — Reorganization Agreement” for a detailed description of the indemnification obligations of Liberty Media in favor of New Sirius under the Reorganization Agreement.
Furthermore, while the Merger Agreement contains certain representations and warranties about the New Sirius Assets and Liabilities, the Merger Agreement provides that all representations and warranties of the parties contained therein will not survive the Merger Effective Time. Accordingly, there are no remedies available to the parties with respect to any breach of representations of the parties to the Merger Agreement after the Merger Effective Time, except for certain rights the party may have under applicable law to bring a claim for fraud or willful breach of the Merger Agreement.
As such, notwithstanding any breach of a representation or warranty in the Merger Agreement, New Sirius will bear full responsibility for any and all New Sirius Assets and Liabilities following the completion of the Transactions. To the extent any of the New Sirius Liabilities are larger than anticipated, or an issue with any New Sirius Asset prohibits the businesses of New Sirius from performing as planned, they could have a material adverse impact on the business, financial condition and results of operations of New Sirius.
The Merger is not conditioned on the availability of financing.
Neither New Sirius nor Sirius XM Holdings’ obligations to consummate the Merger is conditioned upon the availability of financing. Sirius XM Holdings intends to finance a portion of the liabilities to be repaid by New Sirius in connection with the Transactions, including, but not limited to, the Margin Loan and required repurchases of the 2.75% Exchangeable Senior Debentures due 2049, with a combination of available cash and, to the extent needed, debt financing. On January 26, 2024, Sirius XM Radio entered into an amendment to its existing credit facility to provide the Sirius XM Radio Term Loan A which may be used to fund a portion of the liabilities to be repaid by New Sirius in connection with the Transactions. For more information, see “The Merger — Amount and Source of Funds and Financing; Expenses” and “Description of Certain Indebtedness.”
To the extent the conditions to funding the Sirius XM Radio Term Loan A are not satisfied and/or any additional financing in addition to the Sirius XM Radio Term Loan A is needed and not obtained, New Sirius may be left with insufficient liquidity in the future to develop its business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on New Sirius’ business, financial condition and results of operations.
Liberty Media, Sirius XM Holdings and New Sirius may in the future be targets of securities class action and derivative lawsuits in connection with the Transactions.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into agreements for significant transactions such as the Transactions in an effort to enjoin the relevant transactions or seek monetary relief. Liberty Media, Sirius XM Holdings and/or New Sirius may in the future be a defendant in one or more lawsuits relating to the Transactions, including the Merger, and, even if any such future lawsuits are without merit or resolved in Liberty Media’s, Sirius XM Holdings’ and/or New Sirius’ favor, as applicable, defending against these claims can result in substantial costs and divert management time and resources from pursuing the completion of the Transactions, including the Merger, and from other potentially beneficial business opportunities. None of Liberty Media, Sirius XM Holdings or New Sirius can predict whether such lawsuits will be brought against any or all of them or the outcome of such lawsuits or others, nor can they predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation surrounding the Transactions, including the Merger, could delay or prevent the completion of the Transactions, including the Merger, which may adversely affect Liberty Media’s, Sirius XM Holdings’ or New Sirius’ business, financial position and results of operations.
There can be no assurance that the amendments to the Exchange Ratio and the SiriusXM Exchange Ratio effected by the First Amendment to the Reorganization Agreement and the First Amendment to the Agreement and Plan of Merger, respectively, will have the effect of increasing the nominal price per share of New Sirius Common Stock after the closing of the Transactions.
One of the intentions of the amendments to the Exchange Ratio and the SiriusXM Exchange Ratio is to preserve the economics of the Transactions announced in December 2023, while reducing the number of shares of New Sirius Common Stock that would be outstanding immediately after the closing of the Transactions. The parties believe that these amendments to the Exchange Ratio and the SiriusXM Exchange Ratio may more closely align the nominal share price of New Sirius Common Stock outstanding immediately after the closing of the Transactions with the price of the shares of Liberty SiriusXM Common Stock being redeemed in the Split-Off by increasing the nominal price per share of New Sirius Common Stock. However, there can be no assurance that such increase will occur. Additionally, even if an increase occurs, the market price per share of the New Sirius Common Stock after the closing of the Transactions as compared to the currently existing per share market price of Liberty SiriusXM Common Stock may not increase in proportion to the reduction in the number of shares of New Sirius Common Stock outstanding as of immediately following the closing of the Transactions effected by the amendments. Similarly, there can be no assurance that the amendments will result in a per share market price that will attract institutional investors or investment funds. As a result, the trading liquidity of the New Sirius Common Stock may not necessarily improve in comparison to Liberty SiriusXM Common Stock.
Factors Relating to New Sirius
Sales of New Sirius Common Stock after the Transactions may negatively affect the market price of New Sirius Common Stock.
The shares of New Sirius Common Stock to be issued in the Transactions to holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock will generally be eligible for immediate resale. The market price of New Sirius Common Stock could decline as a result of sales of a large number of shares of New Sirius Common Stock in the market after the completion of the Transactions or even the perception that these sales could occur.
It is possible that some holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock would sell New Sirius Common Stock they receive if, for reasons such as New Sirius’ business profile or market capitalization, New Sirius does not fit their investment objectives, or in the case of index funds, New Sirius is not a participant in the index in which they are investing. These sales, or the possibility that these sales may occur, may also make it more difficult for New Sirius to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.
It is not certain that an active trading market will develop or be sustained after the Transactions, and following the Transactions, New Sirius’ stock price may fluctuate significantly.
Although Liberty SiriusXM Common Stock is currently a tracking stock of Liberty Media and Sirius XM Holdings is a publicly traded company, there is currently no public market for the New Sirius Common Stock which will be received by holders of Liberty SiriusXM Common Stock in the Split-Off and by holders of Sirius XM Common Stock (other than New Sirius and its subsidiaries) in the Merger. Notwithstanding Liberty Media’s expectation that the Transactions will address the historical trading discount applicable to Liberty SiriusXM Common Stock, Liberty Media cannot predict the prices at which New Sirius Common Stock may trade after the Transactions, the effect of the Split-Off and the Merger on the trading prices of the Liberty Media common stock or whether the market value of the shares of New Sirius Common Stock after the Transactions will be less than, equal to or greater than the market value of a share of Liberty SiriusXM Common Stock and Sirius XM Holdings prior to the Split-Off.
The market price of New Sirius Common Stock may fluctuate significantly due to a number of factors (none of which can be guaranteed to occur), some of which may be beyond New Sirius’ control, including:
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actual or anticipated fluctuations in New Sirius’ operating results;

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changes in earnings estimated by securities analysts or New Sirius’ ability to meet those estimates;

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the operating and stock price performance of comparable companies; and

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domestic and foreign economic conditions.

If, following the Split-Off, New Sirius is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or New Sirius’ internal control over financial reporting is not effective, the reliability of New Sirius’ financial statements may be questioned and New Sirius’ stock price may suffer.
Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of its and its consolidated subsidiaries’

internal control over financial reporting. To comply with this statute, New Sirius will be required to document and test its internal control procedures, New Sirius’ management will be required to assess and issue a report concerning New Sirius’ internal control over financial reporting, and New Sirius’ independent auditors will be required to issue an attestation regarding its internal control over financial reporting. Although Liberty Media does not expect the annual costs to comply with Section 404 to be significant (based on Liberty Media’s preliminary assessments), the rules governing the standards that must be met for New Sirius’ management to assess its internal control over financial reporting are complex, subject to change, and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, New Sirius’ management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If New Sirius’ management cannot favorably assess the effectiveness of its internal control over financial reporting when it’s required to do so or New Sirius’ auditors identify material weaknesses in its internal control, investor confidence in New Sirius’ financial results may weaken, and New Sirius’ stock price may suffer.
It may be difficult for a third party to acquire New Sirius, even if doing so may be beneficial to New Sirius stockholders.
Certain provisions of New Sirius’ amended and restated charter that will be in effect as of the Merger Effective Time and New Sirius’ amended and restated bylaws that will be in effect as of the Merger Effective Time may discourage, delay or prevent a change in control of New Sirius that a stockholder may consider favorable. These provisions include the following:
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establishing a classified board of directors for New Sirius, with staggered terms until the third annual meeting after the Merger Effective Time, which may lengthen the time required to gain control of New Sirius’ board of directors;

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allowing the authorized number of directors on the board of directors to be changed only by resolution of the board of directors;

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permitting only the board of directors to fill vacancies on the board;

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limiting who may call special meetings of stockholders;

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prohibiting stockholder action by written consent (subject to certain exceptions), thereby requiring stockholder action to be taken at a meeting of the stockholders;

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requiring stockholder approval by holders of at least 66 2∕3% in voting power of all then-outstanding shares of New Sirius entitled to vote thereon, voting together as a single class, with respect to an amendment to New Sirius’ amended and restated bylaws and with respect to an amendment to particular articles of New Sirius’ amended and restated charter;

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establishing advance notice requirements for nominations of candidates for election to New Sirius’ board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect candidates to serve as a director on the board;

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an exclusive forum provision providing that (a) the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings and (b) the federal district courts will be the exclusive forum for causes of action arising under federal securities law, in each case unless New Sirius consents in writing to the selection of an alternative forum; and

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the existence of authorized and unissued stock, including “blank check” preferred stock, which could be issued by New Sirius’ board of directors to persons friendly to its then current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of New Sirius.

Moreover, because New Sirius is incorporated in Delaware, and because New Sirius, following the completion of the Transactions, will be governed by Section 203 of the DGCL pursuant to New Sirius’ amended and restated charter, an “interested stockholder” (as such term is defined in the DGCL) is prohibited from merging or combining with New Sirius, or engaging in other “business combinations,” for a period of three years after the date of the transaction in which the person acquired in excess of 15% of the outstanding voting stock, except in certain circumstances. These provisions in New Sirius’ amended and restated charter and amended and restated bylaws may discourage, delay or prevent a change in control of New Sirius that a stockholder may consider favorable.
New Sirius is expected to have overlapping directors with Liberty Media, which may lead to conflicting interests.
Mr. Maffei, President and Chief Executive Officer and a director of Liberty Media, is also expected to serve as the Chairman of the board of directors of New Sirius. Mr. Evan Malone, a director of Liberty Media, is also expected to serve as a member of the board of directors of New Sirius. The members of New Sirius’ board of directors will have fiduciary duties to its stockholders. Likewise, any such persons who serve in similar capacities at Liberty Media have fiduciary duties to its stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting their respective companies. For example, there may be the potential for a conflict of interest if any conflict arises under the Tax Sharing Agreement or when New Sirius or Liberty Media looks at acquisitions and other corporate opportunities that may be suitable for each of them. Moreover, New Sirius’ Chairman of the board of directors and certain other directors will continue to own Liberty Media common stock, restricted stock units and options to purchase Liberty Media common stock. These ownership interests could create, or appear to create, potential conflicts of interest when these individuals are faced with decisions that could have different implications for New Sirius or Liberty Media. Any potential conflict that could qualify as a “related party transaction” (as defined in Item 404 of Regulation S-K) will be subject to review by an independent committee of the applicable company’s board of directors in accordance with its corporate governance guidelines. Any other potential conflicts that arise would be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the executive officers and directors of each company. From time to time, Liberty Media or its respective affiliates may enter into transactions with New Sirius and/or its subsidiaries or other affiliates. Although the terms of any such transactions or agreements will be established based upon negotiations between employees of the companies involved, there can be no assurance that the terms of any such transactions will be as favorable to New Sirius, or its subsidiaries or affiliates as would be the case where the parties are completely at arms’ length.
Directors and officers of New Sirius are protected from liability for a broad range of actions.
Delaware law permits limiting or eliminating the monetary liability of a director and, subject to certain limitations set forth in the DGCL, certain officers, to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, in the case of directors, unlawful payment of dividends or unlawful stock purchase or redemption, any transaction from which a director or officer derived an improper personal benefit, or, in the case of officers, any action by or in the right of the corporation. New Sirius’ amended and restated charter eliminates the liability of its directors and officers to the fullest extent permitted by Delaware law.
New Sirius’ holding company structure could restrict access to funds of its subsidiaries that may be needed to pay third party obligations.
New Sirius is a holding company and its assets consist primarily of its investments in its subsidiaries, including Sirius XM Holdings and Sirius XM Radio (Sirius XM Radio and its subsidiaries being the primary operating subsidiaries of New Sirius following the Merger). As a holding company, New Sirius’ ability to meet its financial obligations (including assumed liabilities in connection with the Transactions, such as, currently, Liberty Media’s 3.75% Convertible Senior Notes due 2028 and Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049) to third parties is dependent upon its available cash balances, distributions from subsidiaries (including Sirius XM Holdings and Sirius XM Radio) and other investments and proceeds from any asset sales. Further, New Sirius’ ability to receive dividends or payments or advances from its subsidiaries’ businesses (including Sirius XM Holdings and Sirius XM Radio) depends on their individual operating results, any statutory, regulatory or contractual restrictions to which they are or may become subject and the terms of their indebtedness (including restrictive covenants contained in Sirius XM Radio’s credit agreement and indentures, if any) and any additional debt they may incur in the future. Accordingly, New Sirius’ ability to make payments to third parties and to otherwise meet its financial obligations at the holding company level may be constricted.
Following the Transactions, New Sirius, on a standalone basis and on a consolidated basis, will have significant indebtedness, and its subsidiaries’ debt will contain certain covenants that restrict its operations.
On a standalone basis and on a consolidated basis following the Transactions, New Sirius will have significant indebtedness. As of March 31, 2024, on a consolidated pro forma basis after giving effect to the Transactions (including repayment of the Margin Loan, the incurrence of indebtedness under the Sirius XM Radio Term Loan A in the principal amount of $1.1 billion and the expected repurchases of approximately $585 million of the 2.75% Exchangeable Senior Debentures due 2049), New Sirius would have had an aggregate principal amount of approximately $11.0 billion of indebtedness outstanding. New Sirius and its subsidiaries’ indebtedness increases its vulnerability to general adverse economic and industry conditions; requires New Sirius and its subsidiaries to dedicate a portion of their cash flow from operations to payments on indebtedness, reducing the availability of cash flow to fund capital expenditures, marketing and other general corporate activities; limits New Sirius and its subsidiaries’ abilities to borrow additional funds; and may limit New Sirius and its subsidiaries’ flexibility in planning for, or reacting to, changes in its business and the audio entertainment industry.
New Sirius’ ability to incur additional indebtedness to fund its operations could be limited, which could negatively impact its operations.
If additional debt financing is not available to New Sirius in the future or New Sirius is unable to access funds of its subsidiaries, New Sirius may obtain liquidity through the issuance and sale of its equity securities. If additional funds are raised through the issuance of equity securities, New Sirius’ stockholders may experience significant dilution. If New Sirius is unable to obtain sufficient liquidity in the future, New Sirius may be unable to continue to develop its business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on New Sirius’ business, financial condition and results of operations.
Factors Relating to Sirius XM Holdings
The risk factors described below relate to Sirius XM Holdings which will become a wholly owned subsidiary of New Sirius. The operational risk factors have been reproduced from Sirius XM Holdings’ Annual Report on Form 10-K for the year ended December 31, 2023, which is incorporated by reference into this proxy statement/notice/prospectus/information statement.
Sirius XM Holdings’ business, financial condition or results of operations could be materially and adversely affected by the following:
Sirius XM Holdings faces substantial competition and that competition is likely to increase over time.
Sirius XM Holdings competes for the time and attention of its listeners with other content providers on the basis of a number of factors, including quality of experience, relevance, acceptance and perception of content quality, ease of use, price, accessibility, brand awareness, reputation and, in the case of its ad-supported Pandora service, perception of ad load, features and functionality. As consumer tastes and preferences change on the internet and with mobile and other connected products, including cars, in-home, and wearable devices, Sirius XM Holdings will need to enhance and improve its existing services, introduce new services and features, and attempt to maintain its competitive position with additional technological advances and adaptable platforms. The Pandora App has not been significantly updated in several years. If Sirius XM Holdings fails to keep pace with technological advances or fails to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, its ability to grow or maintain the reach of its services, attract and retain users, and attract listeners and subscribers across its services will be adversely affected. Sirius XM Holdings’ ability to attract and retain subscribers and listeners also depends on its success in creating and providing popular or unique programming.

Sirius XM Holdings’ subscribers and listeners can obtain similar content for free through terrestrial radio stations, Spotify, YouTube and other internet services. Sirius XM Holdings also competes for the time and attention of its listeners with providers of other in-home and mobile entertainment services, and it competes for advertising sales with large scale online advertising platforms, such as Amazon, Facebook and Google, and with traditional media outlets.
Sirius XM Holdings’ streaming services also compete for listeners on the basis of the presence and visibility of its apps, which are distributed via app stores operated by Apple and Google. Sirius XM Holdings faces significant competition for listeners from these companies, which also promote their own music and content. In addition, Sirius XM Holdings’ competitors’ streaming products may be pre-loaded or integrated into consumer electronics products or automobiles more broadly than Sirius XM Holdings’ streaming products, creating a visibility advantage. If Sirius XM Holdings is unable to compete successfully for listeners against other media providers, then its business may suffer. Additionally, the operator of an app store may reject Sirius XM Holdings’ app or amend the terms of their license in a way that inhibits Sirius XM Holdings’ ability to distribute its apps, negatively affects its business, or limits its ability to increase subscribers and listeners.
Competition could result in lower subscription, advertising or other revenue and an increase in Sirius XM Holdings’ expenses and, consequently, lower its earnings and free cash flow. Sirius XM Holdings cannot provide assurance that it will be able to compete successfully with its existing or future competitors or that competition will not have an adverse impact on its operations and financial condition.
If Sirius XM Holdings’ efforts to attract and retain subscribers and listeners, or convert listeners into subscribers, are not successful, its business will be adversely affected.
Sirius XM Holdings’ business will be adversely affected if it is unable to attract new subscribers and listeners and retain its current subscribers and listeners. Sirius XM Holdings’ ability to increase the number of subscribers and listeners to its services, retain its subscribers and listeners or convert listeners into subscribers, is uncertain and subject to many factors, including:
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the price of Sirius XM Holdings’ services;

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the ease of use of Sirius XM Holdings’ services;

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the effectiveness of Sirius XM Holdings’ marketing programs;

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with respect to its Sirius XM service, the sale or lease rate of new vehicles in the U.S.;

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the rate at which Sirius XM Holdings’ self-pay subscribers to its Sirius XM service buy and sell new and used vehicles in the U.S.;

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Sirius XM Holdings’ ability to convince owners and lessees of new and used vehicles that include satellite radios to purchase subscriptions to its Sirius XM service;

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the perceived value of Sirius XM Holdings’ programming and the packages and services it offers;

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Sirius XM Holdings’ ability to introduce features in a manner that is favorably received by its consumers;

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Sirius XM Holdings’ ability to keep up with rapidly evolving technology and features in audio entertainment;

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Sirius XM Holdings’ ability to respond to evolving consumer tastes; and

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actions by Sirius XM Holdings’ competitors, such as Spotify, Apple, Google, Amazon and other audio entertainment and information providers.

Sirius XM Holdings engages in extensive marketing efforts and the continued effectiveness of those efforts is an important part of its business.
Sirius XM Holdings engages in extensive marketing efforts across a broad range of media to attract and retain subscribers and listeners to its services. Sirius XM Holdings employs a wide variety of communications tools as part of its marketing campaigns, including telemarketing efforts and email solicitations. The effectiveness of its marketing efforts is affected by a broad range of factors, including creative and execution factors. Sirius XM Holdings’ ability to reach consumers with radio and television advertising, performance and digital media, direct mail materials, email solicitations and telephone calls is an important part of its efforts and a significant factor in the effectiveness of its marketing. If Sirius XM Holdings is unable to reach consumers through email solicitations or telemarketing, including as a result of “spam” and email filters, call blocking technologies, restrictions in digital media on identifying users, such as limits on “cookies,” consumer privacy regulations or “do-not-call” or other marketing regulations, its marketing efforts will be adversely affected. A decline in the effectiveness of its marketing efforts could have an adverse impact on its operations and financial condition.
Sirius XM Holdings relies on third parties for the operation of its business, and the failure of third parties to perform could adversely affect its business.
Sirius XM Holdings’ business depends, in part, on various third parties, including:
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creators and licensors of software that support Sirius XM Holdings’ apps and services;

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programming providers, including agreements with owners of various copyrights in music, and on-air talent;

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manufacturers that build and distribute satellite radios;

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companies that manufacture and sell integrated circuits for satellite radios;

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vendors that operate its call centers;

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vendors that have designed or built, and vendors that support or operate, other important elements of Sirius XM Holdings’ systems, including its satellites and “cloud”-based systems;

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Apple, who distributes Sirius XM Holdings’ apps through its app store and who Sirius XM Holdings relies on to collect fees and approve the terms of its consumer offers; and

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Google, who distributes Sirius XM Holdings’ apps through its app store and who Sirius XM Holdings relies on to collect fees and approve the terms of its consumer offers, and who plays an important role in the fulfillment of the ads Sirius XM Holdings sells on its Pandora platform.

If one or more of these third parties do not perform in a satisfactory or timely manner, including complying with Sirius XM Holdings’ standards and practices relating to business integrity, personnel and cybersecurity, its business could be adversely affected. The operation of Sirius XM Holdings’ apps and service offerings could be impaired if errors occur in the third party software that supports Sirius XM Holdings’ apps and services. It may be difficult for Sirius XM Holdings to correct any defects in third party software because the development and maintenance of the software is not within its control. Sirius XM Holdings’ third party licensors may not continue to make their software available to Sirius XM Holdings on acceptable terms, invest the appropriate levels of resources in their software to maintain and enhance its capabilities, or remain in business. Failure of these third-party licensors could harm Sirius XM Holdings’ streaming services. In addition, a number of third parties on which Sirius XM Holdings depends have experienced, and may in the future experience, financial difficulties or file for bankruptcy protection. Such third parties may not be able to perform their obligations to Sirius XM Holdings in a timely manner, if at all, as a result of their financial condition or may be relieved of their obligations to Sirius XM Holdings as part of seeking bankruptcy protection.
Sirius XM Holdings is migrating its billing system and payment processing functions to a new service provider.
Sirius XM Holdings is migrating its payment processing and related billing functions from a large multinational bank to a private company that offers online payment processing and commerce solutions for digital and internet businesses. The new vendor is not a bank, bank holding company or affiliated with a large multinational bank. In addition, financial statements for Sirius XM Holdings’ new payment processor are not publicly available and nationally recognized statistical rating organizations (such as Standard & Poor’s) have not issued ratings evaluating its creditworthiness and ability to pay.
Sirius XM Holdings is subject to various risks associated with its new payment processor, including the risks of being an unsecured creditor, actions by credit card issuers (such as Visa, MasterCard and

American Express) that could adversely affect its operations and payment processing functions, actions by government authorities that regulate financial transactions that may affect the new vendor’s business, operations and financial condition, and general data privacy and cybersecurity risks associated with its systems and operations. Sirius XM Holdings’ new payment processor commingles Sirius XM Holdings’ funds arising from credit and debit card transactions with other amounts owing to third parties and those commingled accounts are subject to the claims of third parties, it does not pay Sirius XM Holdings interest on amounts it holds for Sirius XM Holdings’ benefit, including funds held overnight, and it has broad rights to establish reserves and debit Sirius XM Holdings’ bank accounts to pay itself fees and reimburse itself and customers in the event of disputes. In addition, Sirius XM Holdings is subject to the general risk that it may not comply with its obligations relating to the settlement of transactions or the investment of its funds held on an intra-day and overnight basis. If the new payment processing and commerce solution does not function as provided in Sirius XM Holdings’ agreement, or access to these new systems are disrupted, Sirius XM Holdings’ business could be adversely affected.
Failure to successfully monetize and generate revenues from podcasts and other non-music content could adversely affect Sirius XM Holdings’ business, operating results, and financial condition.
Delivering podcasts and other non-music content involves risks and challenges, including increased competition and the need to develop new relationships with creators. Sirius XM Holdings has entered into multi-year commitments for original podcast content that is produced by third parties. These agreements generally provide Sirius XM Holdings the right to distribute the content and act as the exclusive agent for the sale of advertising in the podcasts. Payment terms for certain podcast content typically requires more upfront cash payments, including minimum guarantees to the owner or creator of the podcast, than other content licenses or arrangements. Given the multiple-year duration and largely fixed-cost nature of such commitments, if the attractiveness of such podcast content to Sirius XM Holdings’ listeners and subscribers do not meet its expectations, Sirius XM Holdings’ margins could be adversely impacted. In addition, the advertising market for podcasts is still developing, including the advertising technology necessary to efficiently sell audio advertising within podcasts at scale. As a result, Sirius XM Holdings’ ability to profitably monetize the available advertising opportunities in podcasts remains uncertain. Growing Sirius XM Holdings’ podcasting business may require additional changes to its business model and cost structure, modifications to its infrastructure, and could expose Sirius XM Holdings to new regulatory, legal and reputational risks, including infringement liability. There is no guarantee that Sirius XM Holdings will be able to generate sufficient revenue from podcasts to offset the costs of creating or acquiring this content. Sirius XM Holdings’ failure to successfully monetize and generate revenue from such content, including failure to obtain or retain rights to podcasts or other non-music content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion, could adversely affect Sirius XM Holdings’ business, operating results and financial condition.
Sirius XM Holdings may not realize the benefits of acquisitions or other strategic investments and initiatives.
Sirius XM Holdings’ strategy has included and may include selective acquisitions, other strategic investments and initiatives to expand its business. The success of any acquisition depends upon effective integration, cultural assimilation and management of acquired businesses and assets into its operations, which is subject to risks and uncertainties, including realizing the growth potential, the anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention for other business concerns, and undisclosed or potential legal liabilities of the acquired business or assets. The integration process could distract Sirius XM Holdings’ management, disrupt its ongoing business or result in inconsistencies in Sirius XM Holdings’ services, standards, controls, procedures and policies, any of which could adversely affect its ability to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the acquisition.
The impact of economic conditions may adversely affect Sirius XM Holdings’ business, operating results, and financial condition.
Sirius XM Holdings’ success depends to a significant extent on discretionary consumer spending. Some of the factors that may influence consumer spending on entertainment include general economic conditions, the availability of discretionary income, consumer confidence, interest rates, inflationary pressure, and general uncertainty regarding the overall economic environment. The demand for entertainment generally is sensitive to downturns in the economy and the corresponding impact on discretionary consumer spending. Any actual or perceived deterioration or weakness in general, regional or local economic conditions, as well as other adverse economic or market conditions, could reduce Sirius XM Holdings’ subscribers’ or potential subscribers’ discretionary income. To the extent that overall economic conditions reduce spending on discretionary items, Sirius XM Holdings’ ability to attract and retain subscribers could be hindered, which could reduce its subscription revenue and negatively impact its business. Additionally, Sirius XM Holdings’ financial performance is subject to economic conditions and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and reductions in spending by advertisers could have an adverse impact on Sirius XM Holdings’ revenue and business. See “— Pandora generates a significant portion of its revenue from advertising, and reduced spending by advertisers could harm its business.”
Sirius XM Holdings may be adversely affected by the war in Ukraine.
The war in Ukraine, and any expansion of the war in Ukraine to surrounding areas, could adversely affect Sirius XM Holdings’ business and operations. In addition, Sirius XM Holdings’ subsidiary AdsWizz is headquartered in Romania and Sirius XM Holdings relies on other contractors in Eastern European countries, such as Poland. An expansion of the war in Ukraine to other countries, particularly Romania, could materially affect Sirius XM Holdings’ ability to deliver advertisements on its Pandora services and for third parties.
A substantial number of Sirius XM service subscribers periodically cancel their subscriptions and Sirius XM Holdings cannot predict how successful it will be at retaining customers.
As part of Sirius XM Holdings’ business, it experiences, and expects to experience in the future, subscriber turnover (i.e., churn). The number of subscribers to Sirius XM Holdings’ service declined in 2023 and may further contract in the future. If Sirius XM Holdings is unable to retain current subscribers at expected rates, or the costs of retaining subscribers are higher than expected, its financial performance and operating results could be adversely affected. Sirius XM Holdings cannot predict how successful it will be at retaining customers who purchase or lease vehicles that include a subscription to its Sirius XM service. A substantial percentage of Sirius XM subscribers are on promotional pricing plans and Sirius XM Holdings’ ability to retain these subscribers or migrate them to higher priced plans is uncertain. Sirius XM Holdings’ promotional pricing strategy is widely known, and this may interfere with its ability to collect its ordinary subscription prices. In addition, a substantial number of those subscribers periodically cancel their subscriptions when offered a subscription at a higher price.
Sirius XM Holdings’ ability to profitably attract and retain subscribers to its Sirius XM service is uncertain.
A number of factors may affect Sirius XM Holdings’ ability to attract and retain subscribers to its Sirius XM service. The changing demographics of trialers to Sirius XM Holdings’ service, such as the increase in “Millennial generation customers,” may increase the number of subscribers accustomed to consuming entertainment through ad-supported products. These changing demographics may affect Sirius XM Holdings’ ability to convert trial subscribers into self-paying subscribers. Similarly, Sirius XM Holdings’ efforts to acquire subscribers purchasing or leasing used vehicles may attract price sensitive consumers. Consumers purchasing or leasing used vehicles may be more price sensitive than consumers purchasing or leasing new vehicles, convert from trial subscribers to self-paying subscribers at a lower rate, and cancel their subscriptions more frequently than consumers purchasing or leasing new vehicles. Some of Sirius XM Holdings’ marketing efforts may also attract more price sensitive subscribers, and its efforts to increase the penetration of satellite radios in new, lower-priced vehicle lines may result in the growth of more economy-minded subscribers. Each of these factors may harm Sirius XM Holdings’ revenue or require additional spending on marketing efforts to demonstrate the value of its Sirius XM service.
Sirius XM Holdings’ business depends in part upon the auto industry.
A substantial portion of the subscription growth for Sirius XM Holdings’ satellite radio service has come from purchasers and lessees of new and used automobiles in the U.S., and Sirius XM Holdings expects this to be an important source of subscribers for its satellite radio service in the future. Sirius XM Holdings has agreements with major automakers to include satellite radios in new vehicles, although these agreements do not require automakers to install specific or minimum quantities of radios in any given period. Many of these agreements also require automakers to provide Sirius XM Holdings data on sales of satellite radio enabled vehicles, including in many cases the consumer’s name and address. Sirius XM Holdings’ business could be adversely affected if automakers do not continue to include its Sirius XM service in their products or provide Sirius XM Holdings with such data. Automotive production and sales are dependent on many factors, including labor relations matters, the availability of vehicle components, consumer credit, general economic conditions, consumer confidence and fuel costs. To the extent vehicle sales by automakers decline, or the penetration of factory-installed satellite radios in those vehicles is reduced, Sirius XM Holdings’ satellite radio service may be adversely impacted. Sales of used vehicles represent a significant source of new subscribers for Sirius XM Holdings’ satellite radio service. Sirius XM Holdings has agreements with auto dealers and companies operating in the used vehicle market to provide it with data on sales of used satellite radio enabled vehicles, including in many cases the consumer’s name and address. The continuing availability of this data is important, and the loss of such data may harm its revenue and business.
Failure of Sirius XM Holdings’ satellites would significantly damage its business.
The lives of the satellites required to operate the Sirius XM service vary depending on a number of factors, including:
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degradation and durability of solar panels;

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quality of construction;

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random failure of satellite components, which could result in significant damage to or loss of a satellite;

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amount of fuel the satellite consumes;

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the performance of third parties that manage the operation of its satellites; and

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damage or destruction as a result of electrostatic storms, terrorist attacks, collisions with other objects in space or other events, such as nuclear detonations, occurring in space.

In the ordinary course of operation, satellites experience failures of component parts and operational and performance anomalies. Components on several of Sirius XM Holdings’ in-orbit satellites have failed, and from time to time it has experienced anomalies in the operation and performance of these satellites. These failures and anomalies are expected to continue in the ordinary course, and Sirius XM Holdings cannot predict if any of these possible future events will have a material adverse effect on its operations or the life of its existing in-orbit satellites. In addition, Sirius XM Holdings has entered into agreements for the construction and launch of four new satellites that are expected to be launched over the next four years, and material delays in the deployment of these satellites could be harmful to Sirius XM Holdings’ business. The Sirius network of terrestrial repeaters communicates with a single third-party satellite. The XM network of terrestrial repeaters communicates with a single XM satellite. If the satellites communicating with the applicable repeater network fail unexpectedly, the services would be disrupted for several hours or longer. Any material failure of Sirius XM Holdings’ operating satellites could cause it to lose customers for its Sirius XM service and could materially harm its reputation and its operating results. Sirius XM Holdings does not have insurance for its in-orbit satellites.
The Sirius XM service may experience harmful interference from wireless operations.
The development of applications and services in spectrum adjacent to the frequencies licensed to Sirius XM Holdings, as well as the combination of signals in other frequencies, may cause harmful interference to its satellite radio service in certain areas of the U.S. Elimination of this interference may not be possible in all cases. In other cases, Sirius XM Holdings’ efforts to reduce this interference may require extensive engineering efforts and additions to its terrestrial infrastructure. These mitigation efforts may be costly and take several years to implement and may not be entirely effective. In certain cases, Sirius XM Holdings is dependent on the FCC to assist it in preventing harmful interference to its service.

Pandora’s ad-supported service has suffered a substantial and consistent loss of monthly active users, which may adversely affect the Pandora and Off-platform business.
The number of monthly active users to Sirius XM Holdings’ ad-supported Pandora service has declined consistently for several years, including in 2023, and is likely to further contract in the future. The size of Sirius XM Holdings’ ad-supported listener base is an important element of its Pandora service. The decline in Sirius XM Holdings’ listener base has resulted in fewer listener hours and available advertising spots on its Pandora service, which ultimately may result in declines in advertising revenue, and adversely affect its Pandora and Off-platform business. The contraction of Sirius XM Holdings’ ad-supported listener base also decreases the size of demographic groups targeted by advertisers, which may hurt Sirius XM Holdings’ ability to deliver advertising in a manner that maximizes advertisers’ return on investment and compete with other streaming advertising platforms.
Pandora and the Off-platform business generates a significant portion of its revenues from advertising, and reduced spending by advertisers could harm its business.
Pandora and the Off-platform business currently generates a majority of its revenues from third parties advertising on Pandora’s ad-supported service and other platforms. As is common in the audio entertainment industry, these advertisers do not have long-term advertising commitments with Pandora and can terminate their contracts at any time. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions have affected, and may continue to affect, the demand for audio advertising, resulting in fluctuations in the amounts advertisers spend on advertising, which could harm Sirius XM Holdings’ financial condition and operating results.
Sirius XM Holdings’ failure to convince advertisers of the benefits of its Pandora ad-supported service could harm its business.
Sirius XM Holdings’ ability to attract and retain advertisers, and ultimately to sell its advertising inventory, depends on a number of factors, including:
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the number of listener hours on the Pandora ad-supported service, particularly the number of listener hours attributable to high-value demographics;

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keeping pace with changes in technology and its competitors, some of which have significant influence over the distribution of the Pandora app;

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competing effectively for advertising with other dominant online services, such as Spotify, Google, Facebook and YouTube, as well as other marketing and media outlets;

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successfully competing for local radio advertising;

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demonstrating the ability of advertisements to reach targeted audiences, including the value of mobile digital advertising;

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ensuring that new ad formats and ad product offerings are attractive to advertisers and that inventory management decisions (such as changes to ad load, frequency, prominence and quality of ads that Sirius XM Holdings serves listeners) do not have a negative impact on listener hours; and

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adapting to technologies designed to block the display of its ads.

Advertisers may leave Sirius XM Holdings for competing alternatives at any time. Failure to demonstrate to advertisers the value of its Pandora service would result in reduced spending by, or loss of, advertisers, which would harm its revenue and business.
If Sirius XM Holdings is unable to maintain revenue growth from its advertising products, its results of operations will be adversely affected.
In order to effectively monetize listener hours, Sirius XM Holdings must, among other things, penetrate local advertising markets and develop compelling ad product solutions. The substantial majority of the total listening to the Pandora service occurs on mobile devices. Sirius XM Holdings is engaged in efforts to continue to convince advertisers of the capabilities and value of mobile digital advertising and to direct an increasing portion of their advertising spend to its ad-supported Pandora service. Sirius XM Holdings is continuing to build its sales capability to penetrate local advertising markets, which places Sirius XM Holdings in competition with terrestrial radio. Sirius XM Holdings may not be able to capture an increasing share of local and audio advertising revenue, which may have an adverse impact on its future revenue.
Changes to mobile operating systems and browsers may hinder Sirius XM Holdings’ ability to sell advertising and market its services.
Sirius XM Holdings uses shared common device identifiers that are universal in the advertising technology ecosystem, such as Apple’s Identifier for Advertisers, a random device identifier assigned by Apple to a user’s device. Sirius XM Holdings uses these common device identifiers for targeting, advertising effectiveness and measurement for Pandora’s advertising business and for Pandora’s consumer marketing purposes. These common device identifiers enable Sirius XM Holdings to match audiences, including with second- and third-party data providers and measurement vendors and enhance Pandora’s advertising targeting segments with additional data. In its programmatic advertising business, Sirius XM Holdings uses common identifiers for several important functions, such as targeting and bidding. Sirius XM Holdings also uses common device identifiers to evaluate the success of its Pandora brand consumer marketing campaigns. Apple, as well as mobile operating system and browser providers, have implemented product features and plans that may adversely impact Sirius XM Holdings’ ability to use these common identifiers and data collected in connection with these common identifiers in its Pandora business.
If Sirius XM Holdings fails to accurately predict and play music, comedy or other content that its Pandora listeners enjoy, it may fail to retain existing and attract new listeners.
A key differentiating factor between the Pandora service and other music content providers is its ability to predict music that its listeners will enjoy. The effectiveness of Sirius XM Holdings’ personalized playlist generating system depends, in part, on its ability to gather and effectively analyze large amounts of listener data and feedback. Sirius XM Holdings may not continue to be successful in enticing listeners to its Pandora service to give a thumbs-up or thumbs-down to enough songs to effectively predict and select new and existing songs. In addition, Sirius XM Holdings’ ability to offer listeners songs that they have not previously heard and impart a sense of discovery depends on its ability to acquire and appropriately categorize additional tracks that will appeal to its listeners’ diverse and changing tastes. Many of Sirius XM Holdings’ competitors currently have larger music and content catalogs than it offers and they may be more effective in providing their listeners with an appealing listener experience. Sirius XM Holdings also provides comedy and podcast content on its Pandora service, and it tries to predict what its listeners will enjoy using technology similar to the technology that it uses to generate personalized playlists for music. The risks that apply to Sirius XM Holdings’ ability to satisfy its listeners’ musical tastes apply to comedy, podcasts and other content to an even greater extent, particularly since Sirius XM Holdings does not yet have as large a data set on listener preferences for comedy, podcasts and other content, and have a smaller catalog of such content as compared to music. Sirius XM Holdings’ ability to predict and select music, comedy, podcasts and other content that its listeners enjoy is important to the perceived value of its Pandora service to consumers and the failure to make accurate predictions would adversely affect its ability to attract and retain subscribers and listeners, increase listener hours and sell advertising.
Privacy and data security laws and regulations may hinder Sirius XM Holdings’ ability to market its services, sell advertising and impose legal liabilities.
Sirius XM Holdings receives a substantial amount of personal data on purchasers and lessees of new and used vehicles from third parties. Sirius XM Holdings uses this personal data to market its services. Sirius XM Holdings collects and uses demographic, service usage, purchase history and other information, including location information, from and about its listeners through the internet. Further, Sirius XM Holdings and third parties use tracking technologies, including “cookies” and related technologies, to help it manage and track its listeners’ interactions with its services and deliver relevant advertising.
Various federal and state laws and regulations, as well as the laws of foreign jurisdictions, govern the collection, use, retention, sharing and security of the personal data Sirius XM Holdings receives. Privacy groups and government authorities have increasingly scrutinized the ways in which companies collect and share personal data, including linking personal identities and data associated with particular users or devices with data collected through the internet, and Sirius XM Holdings expects such scrutiny to increase. Alleged violations of laws and regulations relating to privacy and personal data may expose Sirius XM Holdings to potential liability, may require Sirius XM Holdings to expend significant resources in responding to and defending such allegations and claims and could in the future result in negative publicity and a loss of confidence in Sirius XM Holdings by its subscribers, listeners, advertisers and other third parties with whom it does business.
Privacy-related laws and regulations, such as the California Consumer Privacy Act and the European General Data Protection Regulation, are evolving and subject to potentially differing interpretations. Various federal and state legislative and regulatory bodies as well as foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy and data security-related matters. New laws, amendments to or re-interpretations of existing laws and contractual obligations, as well as changes in Sirius XM Holdings’ listeners’ expectations and demands regarding privacy and data security, may limit its ability to collect and use consumer data. Restrictions on Sirius XM Holdings’ ability to receive, collect and use consumer data could limit its ability to attract and retain subscribers and listeners to its services. In addition, restrictions on Sirius XM Holdings’ ability to collect, access and process listener data, or to use or disclose listener data or profiles that it develops using such data, could limit Sirius XM Holdings’ ability to market its content and services to its potential listeners and offer targeted advertising opportunities to its advertisers, each of which are important to its business. Increased regulation of personal data utilization practices and compliance administration could increase Sirius XM Holdings’ costs of operation or otherwise adversely affect its business.
Consumer protection laws and Sirius XM Holdings’ failure to comply with them could damage its business.
Federal and state consumer protection laws, rules and regulations cover nearly all aspects of Sirius XM Holdings’ marketing efforts, including the content of its advertising, the terms of consumer offers and the manner in which it communicates with consumers. The State of New York has filed a suit against Sirius XM Holdings relating to its subscription cancellation practices, and other governmental authorities have commenced investigations into Sirius XM Holdings’ consumer practices, including the manner in which it allows consumers to cancel subscriptions to its services. The nature of Sirius XM Holdings’ business requires it to expend significant resources to try to ensure that its marketing activities comply with consumer protection laws, including laws relating to telemarketing activities and privacy. These efforts may not be successful and Sirius XM Holdings may have to expend even greater resources in its compliance efforts. Modifications to consumer protection laws, including laws regarding the pricing of Sirius XM Holdings’ services and the manner in which consumers can cancel Sirius XM Holdings’ services as well as decisions by courts and administrative agencies interpreting these laws, could have an adverse impact on Sirius XM Holdings’ ability to attract and retain subscribers and listeners to its services. There can be no assurance that new laws or regulations will not be enacted or adopted, preexisting laws or regulations will not be more strictly enforced or that its operations will comply with all applicable laws, which could have an adverse impact on its operations and financial condition.
Failure to comply with FCC requirements could damage Sirius XM Holdings’ business.
Sirius XM Holdings holds FCC licenses and authorizations to operate commercial satellite radio services in the U.S., including satellites, terrestrial repeaters, and related authorizations. The FCC generally grants licenses and authorizations for a fixed term. Although Sirius XM Holdings expects its licenses and authorizations to be renewed in the ordinary course upon their expiration, there can be no assurance that this will be the case. Any assignment or transfer of control of any of Sirius XM Holdings’ FCC licenses or authorizations must be approved in advance by the FCC. The operation of Sirius XM Holdings’ satellite radio systems is subject to significant regulation by the FCC under authority granted through the Communications Act and related federal law. Sirius XM Holdings is required, among other things, to operate only within specified frequencies; to coordinate its satellite radio services with radio systems operating in the same range of frequencies in neighboring countries; and to coordinate its communications links to its satellites with other systems that operate in the same frequency band. Noncompliance by Sirius XM Holdings with these requirements or other conditions or with other applicable FCC rules and regulations could result in fines, additional license conditions, license revocation or other detrimental FCC actions. There is no guarantee that Congress will not modify the statutory framework governing Sirius XM Holdings’ services, or that the FCC will not modify its rules and regulations in a manner that would have an adverse impact on Sirius XM Holdings’ operations.
Environmental, social and governance expectations and related reporting obligations may expose Sirius XM Holdings to potential liabilities, increased costs, reputational harm, and other adverse effects.
Many governments, regulators, investors, employees, customers and other stakeholders are focused on environmental, social and governance (ESG) considerations, including climate change and greenhouse gas emissions; human capital management, including diversity, equity and inclusion; cybersecurity; content moderation; and human and civil rights. Sirius XM Holdings’ reporting and disclosures in response to these expectations may require additional investments and reporting processes, introduce additional compliance risk, and depend in part on third-party performance or data that is outside its control. Related initiatives, and implementation of these initiatives, also involve risks and uncertainties, and Sirius XM Holdings cannot guarantee that Sirius XM Holdings will achieve any announced environmental, social and governance objectives. In addition, some stakeholders may disagree with Sirius XM Holdings’ initiatives and objectives. Any failure, or perceived failure, to further Sirius XM Holdings’ initiatives, adhere to public statements, comply with federal or state ESG laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against Sirius XM Holdings and adversely affect its business, reputation, financial condition, and operations results.
Sirius XM Holdings may face lawsuits, incur liability or suffer reputational harm as a result of content published or made available through Sirius XM Holdings’ services.
The nature of Sirius XM Holdings’ business could expose Sirius XM Holdings to claims or public criticism related to defamation, illegal content, misinformation, and content regulation. Sirius XM Holdings could incur costs investigating and defending any such claims. In addition, some stakeholders may disagree with third-party content provided through Sirius XM Holdings’ services, and negative public criticism of this content could damage Sirius XM Holdings’ reputation and brands. If Sirius XM Holdings incurs material costs, liability, or negative consumer reaction as a result of these occurrences, Sirius XM Holdings’ business, financial condition and operating results could be adversely impacted.
If Sirius XM Holdings fails to protect the security of personal information about its customers, it could be subject to costly government enforcement actions and private litigation and its reputation could suffer.
The nature of Sirius XM Holdings’ business involves the receipt and storage of personal information about its subscribers and listeners including, credit and debit card information. Sirius XM Holdings has a program in place to detect and respond to data security incidents. However, the techniques used to gain unauthorized access to data systems are constantly evolving and may not be detected for long periods of time. Sirius XM Holdings may be unable to anticipate or prevent unauthorized access to data pertaining to its customers, including credit card and debit card information and other personally identifiable information. Sirius XM Holdings’ services, which are supported by its own systems and those of third-party vendors, could be subject to computer malware and attacks, as well as to catastrophic events (such as fires, floods, hurricanes or tornadoes), any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personally identifiable information.
If Sirius XM Holdings fails to protect the security of personal information about its customers or if an actual or perceived breach of security occurs on its systems or a vendor’s systems, Sirius XM Holdings could be exposed to costly government enforcement actions and private litigation and its reputation could suffer. Sirius XM Holdings may also be required to expend significant resources to address these problems, including notification under various data privacy regulations, and its reputation and operating results could suffer.
In addition, Sirius XM Holdings’ subscribers and listeners, as well as potential customers, could lose confidence in its ability to protect their personal information, which could cause them to discontinue the use of Sirius XM Holdings’ services. This loss of confidence would also harm Sirius XM Holdings’ efforts to attract and retain advertisers and to obtain personal information from third parties, and unauthorized access to its programming would potentially create additional royalty expense with no corresponding revenue. Such events could adversely affect its results of operations. The costs of maintaining adequate protection, including insurance protection, against such threats as they develop in the future (or as legal requirements related to data security increase) could be material.
In addition, hardware, software, or applications Sirius XM Holdings develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to Sirius XM Holdings’ systems or facilities, or those of third parties with whom it does business, through fraud, trickery, or other forms of deceiving its employees, contractors or other agents. Sirius XM Holdings may not be able to effectively control the unauthorized actions of third parties who may have access to the data it collects.
To date, Sirius XM Holdings is not aware that it has had a significant cyber-attack or breach that has had a material impact on its business or results of operations. Sirius XM Holdings has implemented systems and processes intended to secure its information technology systems and prevent unauthorized access to or loss of sensitive, confidential and personal data, including through the use of encryption and authentication technologies. Additionally, Sirius XM Holdings has increased its monitoring capabilities to enhance early detection and timely response to potential security anomalies.
The cyber security measures Sirius XM Holdings has implemented, however, may not be sufficient to prevent all possible attacks and may be vulnerable to hacking, employee error, ransom attacks, malfeasance, system error, faulty password management or other irregularities. Further, the development and maintenance of these measures are costly and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated.
Sirius XM Holdings uses artificial intelligence in its business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect its results of operations.
Sirius XM Holdings incorporates artificial intelligence (AI) solutions into its digital infrastructure, services, offerings and features, and these applications may become important in its operations over time. Sirius XM Holdings’ competitors or other third parties may incorporate AI into their products more quickly or more successfully than it, which could impair its ability to compete effectively and adversely affect its results of operations. Additionally, if the content, analyses, search results or recommendations that AI applications assist in producing are, or are alleged to be, deficient, inaccurate, or biased, Sirius XM Holdings’ business, reputation, financial condition, and results of operations could be adversely affected.
The use of AI applications may result in cybersecurity incidents that implicate the personal data of consumers. Any such cybersecurity incidents related to Sirius XM Holdings’ use of AI applications could adversely affect its reputation and results of operations. AI also presents emerging ethical issues, such as the proper use of copyrighted material with AI applications, and if its use of AI becomes controversial, Sirius XM Holdings may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain Sirius XM Holdings’ platform, offerings, services, and features to help it implement AI ethically in order to minimize unintended, harmful impact.
Interruption or failure of Sirius XM Holdings’ information technology and communications systems could impair the delivery of its service and harm its business.
Sirius XM Holdings relies on its own systems and systems of third party vendors to enable subscribers and listeners to access its Pandora and Sirius XM services in a dependable and efficient manner. Any degradation in the quality, or any failure, of Sirius XM Holdings’ systems could reduce its revenue, cause it to lose customers and damage its brands. Although Sirius XM Holdings has implemented practices designed to maintain the availability of the information technology and service delivery systems it relies on and mitigate the harm of any unplanned interruptions, Sirius XM Holdings cannot anticipate all eventualities. Sirius XM Holdings occasionally experiences unplanned outages or technical difficulties. Sirius XM Holdings could also experience loss of data or processing capabilities, which could cause it to lose customers and could harm its reputation and operating results.
Sirius XM Holdings relies on internal systems and external systems maintained by manufacturers, distributors and service providers to take, fulfill and handle customer service requests and host certain online activities. Any interruption or failure of Sirius XM Holdings’ internal or external systems could prevent it from servicing customers or cause data to be unintentionally disclosed. Sirius XM Holdings’ services have experienced, and are expected to continue to experience, periodic service interruptions and delays involving its own systems and those of its vendors.
Sirius XM Holdings’ data centers and its information technology and communications systems are vulnerable to damage or interruption from natural disasters, malicious attacks, fire, power loss, telecommunications failures, computer viruses or other attempts to harm its systems. The occurrence of any of these events could result in interruptions in Sirius XM Holdings’ services and unauthorized access to, or alteration of, the content and data contained on its systems and that these third-party vendors store and deliver on its behalf.
Damage or interruption to Sirius XM Holdings’ data centers, information technology and communications centers could expose it to data loss or manipulation, disruption of service, monetary and reputational damages, competitive disadvantage and significant increases in compliance costs and costs to improve the security and resiliency of its computer systems. The compromise of personal, confidential or proprietary information could also subject Sirius XM Holdings to legal liability or regulatory action under evolving cybersecurity, data protection and privacy laws and regulations enacted by the U.S. federal and state governments or other foreign jurisdictions or by various regulatory organizations. As a result, Sirius XM Holdings’ ability to conduct its business and its results of operations might be adversely affected.
The market for music rights is changing and is subject to significant uncertainties.
Sirius XM Holdings must maintain music programming royalty arrangements with, and pay license fees to, owners of rights in musical works in order to operate its services. Traditionally, performing rights organizations such as Broadcast Music, Inc. (BMI), the American Society of Composers, Authors and Publishers (ASCAP), SESAC, Inc. (SESAC) and Global Music Rights LLC (GMR) have negotiated for these copyright users, collected royalties and distributed them to songwriters and music publishers. These traditional arrangements are changing. The fracturing of the traditional system for licensing rights in musical works may have significant consequences to Sirius XM Holdings’ business, including increasing licensing costs and reducing the availability of certain pieces for use on its services. Under the United States Copyright Act (the Copyright Act), Sirius XM Holdings also must pay royalties to copyright owners of sound recordings for the performance of such sound recordings on its Sirius XM service. Those royalty rates may be established through negotiation or, if negotiation is unsuccessful, by the Copyright Royalty Board (the CRB). Owners of copyrights in sound recordings have created SoundExchange Inc. (SoundExchange), an organization which negotiates licenses and collects and distributes royalties on behalf of record companies and performing artists. SoundExchange is exempt by statute from certain U.S. antitrust laws and exercises significant market power in the licensing of sound recordings. Under the terms of the CRB’s existing decision governing sound recording royalties for satellite radio, Sirius XM Holdings is required to pay a royalty based on its gross revenue associated with its satellite radio service, subject to certain exclusions, of 15.5% per year through December 31, 2027.
Pandora’s services depend upon maintaining complex licenses with copyright owners, and these licenses contain onerous terms.
Pandora has direct license agreements with many sound recording copyright and musical work copyright owners. These agreements grant Sirius XM Holdings the right to operate Pandora Premium, and add interactive features, such as replays, additional skips and offline play, to Pandora’s ad-supported service and to Pandora Plus.
The economic terms of these direct licenses are onerous and, as a result, Sirius XM Holdings may not be able to profitably operate the Pandora services. However, the economic terms of these direct licenses may be “market,” given the rates paid by Pandora’s competitors. Competition for Pandora’s services are primarily offered by entities that provide music and entertainment services as a small part of a larger business, such as Apple, Google and Amazon. These competitors have the ability to bear these onerous economic provisions to a much greater extent than the Pandora business. Sirius XM Holdings may not be able to negotiate or obtain lower royalty rates under these direct licenses.

These direct licenses are complex. Sirius XM Holdings may not be in compliance with the terms of these licenses, which could result in the loss of some or all of these licenses and some or all of the rights they convey. Similarly, many of these licenses provide that if the licensor loses rights in a portion of the content licensed under the agreement, that content may be removed from the license going-forward.
If Pandora fails to maintain these direct licenses, or if rights to certain music were no longer available under these licenses, then Sirius XM Holdings may have to remove the affected music from Pandora’s services, or discontinue certain interactive features for such music, and it might become commercially impractical for Sirius XM Holdings to operate Pandora Premium, Pandora Plus or certain features of its advertising supported service. Any of these occurrences could have an adverse effect on Sirius XM Holdings’ business, financial condition and results of operations.
Several of these direct licenses also include provisions related to the terms of those agreements relative to other content licensing arrangements, which are commonly referred to as “most favored nation” clauses. These provisions have caused, and may in the future cause, Sirius XM Holdings’ payments under those agreements to escalate substantially. In addition, SoundExchange, many record labels, music publishers and performing rights organizations have the right to audit Sirius XM Holdings’ royalty payments, and these audits often result in disputes over whether it has paid the proper amounts. As a result of such audits, Sirius XM Holdings could be required to pay additional amounts, audit fees and interest or penalties, and the amounts involved could adversely affect its business, financial condition and results of operations.
There is no guarantee that these direct licenses will be renewed in the future or that such licenses will be available on the economic terms associated with the current licenses. If Sirius XM Holdings is unable to secure and maintain direct licenses for the rights to provide music on its Pandora services on terms similar to those under its current direct licenses, Sirius XM Holdings’ content costs could rise and adversely affect its business, financial condition and results of operations.
Failure to protect Sirius XM Holdings’ intellectual property or actions by third-parties to enforce their intellectual property rights could substantially harm its business and operating results.
Development of Sirius XM Holdings’ systems has depended upon the intellectual property that it has developed, as well as intellectual property licensed from third parties. If the intellectual property that Sirius XM Holdings has developed or used is not adequately protected, others will be permitted to and may duplicate portions of its systems or services without liability. In addition, others may challenge, invalidate, render unenforceable or circumvent Sirius XM Holdings’ intellectual property rights, patents or existing licenses or it may face significant legal costs in connection with defending and enforcing those intellectual property rights. Some of the know-how and technology Sirius XM Holdings has developed, and plans to develop, is not now, nor will it be, covered by U.S. patents or trade secret protections. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require Sirius XM Holdings to substitute technologies of lower quality performance standards, at greater cost or on a delayed basis, which could harm Sirius XM Holdings.
Other parties may have patents or pending patent applications, which will later mature into patents or inventions that may block or put limits on Sirius XM Holdings’ ability to operate its system or license its technologies. Sirius XM Holdings may have to resort to litigation to enforce its rights under license agreements or to determine the scope and validity of other parties’ proprietary rights in the subject matter of those licenses. This may be expensive and Sirius XM Holdings may not succeed in any such litigation.
Third parties may assert claims or bring a suit against Sirius XM Holdings for patent, trademark or copyright infringement, or for other infringement or misappropriation of intellectual property rights. Any such litigation could be costly, divert Sirius XM’s efforts from its business, subject it to significant liabilities to third parties, require it to seek licenses from third parties, block its ability to operate its services or license its technology, or otherwise adversely affect its ability to successfully develop and market its services.
Some of Sirius XM Holdings’ services and technologies may use “open source” software, which may restrict how Sirius XM Holdings uses or distributes its services or require that it release the source code subject to those licenses.
Sirius XM Holdings may incorporate in some products software licensed under “open source” licenses. Open source licenses often require that the source code be made available to the public and that any modifications or derivative works to the open source software continue to be licensed under open source licenses. Few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. In the event that portions of Sirius XM Holdings’ proprietary technology are determined to be subject to an open source license, Sirius XM Holdings may be required to publicly release portions of its source code, be forced to re-engineer all or a portion of its technologies, or otherwise be limited in the licensing of its technologies, each of which could adversely affect its ability to sustain and grow its business.
Rapid technological and industry changes and new entrants could adversely impact Sirius XM Holdings’ services.
The audio entertainment industry is characterized by rapid technological change, frequent product and feature innovations, changes in customer requirements and expectations, evolving standards and new entrants offering products and services. If Sirius XM Holdings is unable to keep pace with these changes, its business may not succeed. Products using new technologies could make Sirius XM Holdings’ services less competitive in the marketplace.
Sirius XM Holdings has a significant amount of indebtedness, and its debt contains certain covenants that restrict its operations.
As of March 31, 2024, Sirius XM Holdings had an aggregate principal amount of approximately $9.2 billion of indebtedness outstanding. Sirius XM Holdings’ indebtedness increases its vulnerability to general adverse economic and industry conditions; requires it to dedicate a portion of its cash flow from operations to payments on indebtedness, reducing the availability of cash flow to fund capital expenditures, marketing and other general corporate activities; limits its ability to borrow additional funds; and may limit its flexibility in planning for, or reacting to, changes in its business and the audio entertainment industry. In addition, Sirius XM Holdings’ borrowings under its Senior Secured Revolving Credit Facility carry a variable interest rate based on the Secured Overnight Financing Rate (SOFR). Sirius XM Holdings may, in the future, hedge against interest rate fluctuations by using hedging instruments such as swaps, caps, options, forwards, futures or other similar products. These instruments may be used to selectively manage risks, but there can be no assurance that it will be fully protected against material interest rate fluctuations. Also see “Factors Relating to New Sirius — Following the Transactions, New Sirius, on a standalone basis and on a consolidated basis, will have significant indebtedness, and its subsidiaries’ debt will contain certain covenants that restrict its operations.”
While Sirius XM Holdings currently pays a quarterly cash dividend to holders of its common stock, Sirius XM Holdings may change its dividend policy at any time.
Sirius XM Holdings currently pays a quarterly cash dividend to holders of its common stock, although Sirius XM Holdings has no obligation to do so, and its dividend policy may change at any time without notice to its stockholders. The declaration and payment of dividends is at the discretion of Sirius XM Holdings’ board of directors in accordance with applicable law after considering various factors, including its financial condition, operating results, current and anticipated cash needs, limitations imposed by its indebtedness, legal requirements and other factors that its board of directors deems relevant.
If Sirius XM Holdings is unable to attract and retain qualified personnel, its business could be harmed.
Sirius XM Holdings believes that its success depends on its continued ability to attract and retain qualified management, sales, technical and other personnel. All of Sirius XM Holdings’ employees, including its executive officers, are free to terminate their employment with Sirius XM Holdings at any time, and their knowledge of its business may be difficult to replace. Qualified individuals are in high demand, particularly in the media and technology industries, and Sirius XM Holdings may incur significant costs to attract and retain employees. If Sirius XM Holdings is unable to attract and retain its key employees, it may not be able to achieve its objectives, and its business could be harmed.
Sirius XM Holdings’ facilities could be damaged by natural catastrophes or terrorist activities.
An earthquake, hurricane, tornado, flood, cyber-attack, terrorist attack, civil unrest or other catastrophic event could damage Sirius XM Holdings’ data centers, studios, terrestrial repeater networks or satellite uplink facilities, interrupt its services and harm its business. Sirius XM Holdings also has significant operations in the San Francisco Bay Area, a region known for seismic activity. Natural disasters and extreme weather conditions can be caused or exacerbated by climate change. Any damage to the satellites that transmit to Sirius XM Holdings’ terrestrial repeater networks would likely result in degradation of the affected service for some Sirius XM subscribers and could result in complete loss of Sirius XM satellite service in certain or all areas. Damage to Sirius XM Holdings’ satellite uplink facilities could result in a complete loss of its Sirius XM satellite service until it could transfer operations to suitable back-up facilities.
The unfavorable outcome of pending or future litigation could have an adverse impact on Sirius XM Holdings’ operations and financial condition.
Sirius XM Holdings is party to several legal proceedings arising out of various aspects of its business, including possible class actions arising out of its marketing practices and governmental actions and possible class actions and mass arbitrations arising from its pricing and cancellation practices. The outcome of these proceedings may not be favorable, and one or more unfavorable outcomes could have an adverse impact on its financial condition.
Sirius XM Holdings may be exposed to liabilities that other entertainment service providers would not customarily be subject to.
Sirius XM Holdings designs, establishes specifications, sources or specifies parts and components, and manages various aspects of the logistics of the production of satellite radios and its apps. As a result of these activities, Sirius XM Holdings may be exposed to liabilities associated with the design, manufacture and distribution of radios and apps that the providers of an entertainment service would not customarily be subject to, such as liabilities for design defects, patent infringement and compliance with applicable laws, as well as the costs of returned product.
Sirius XM Holdings’ business and prospects depend on the strength of its brands.
Maintaining and enhancing Sirius XM Holdings’ brands is an important part of its strategy to expand its base of subscribers, listeners and advertisers. Sirius XM Holdings’ brands may be impaired by a number of factors, including service outages, data privacy and security issues and exploitation of its trademarks by others without permission. Sirius XM Holdings’ ability to maintain and enhance its brands also depends in part on its ability to continue to develop and provide an innovative and high-quality entertainment experience, which Sirius XM Holdings may not do successfully.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this proxy statement/notice/prospectus/information statement or in the documents incorporated by reference herein or included as an Annex hereto constitute forward-looking statements, including certain statements relating to the completion of the Split-Off and/or the Merger, the timing of the Split-Off and/or the Merger, the realization of expected benefits from the Split-Off and/or the Merger, the business, product and marketing strategies, market potential, future financial performance and other matters that are not historical facts with respect to Liberty Media, New Sirius, Sirius XM Holdings and their respective subsidiaries arising in the ordinary course of business. In particular, statements in the “Questions and Answers,” “Risk Factors,” “The Proposed Transactions,” “The Liberty Special Meeting,” “The Split-Off Proposal,” “The Merger,” “Transaction Agreements,” “Description of Business of New Sirius,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Sirius,” “Executive Compensation of New Sirius Following the Merger” and “U.S. Federal Income Tax Consequences” contain forward-looking statements. Where, in any forward-looking statement, Liberty Media, New Sirius or Sirius XM Holdings expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. In addition to the risk factors described herein under “Risk Factors,” the following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:
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historical financial information, pro forma financial information and prospective financial information may not be representative of future results;

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there may be significant transaction costs in connection with the Transactions;

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the parties may not realize the potential benefits of the Transactions in the near term or at all;

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an active trading market for New Sirius Common Stock may not develop;

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the uncertainty of the market value of the New Sirius Common Stock;

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the satisfaction of all conditions to the Transactions;

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the Transactions may not be consummated;

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there may be liabilities that are not known, probable or estimable at this time;

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the Transactions may result in the diversion of management’s time and attention to issues relating to the Transactions and integration;

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unfavorable outcome of legal proceedings that may be instituted against Liberty Media and/or Sirius XM Holdings following the announcement of the Transactions;

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risks related to disruption of management time from ongoing business operations due to the Transactions;

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risks inherent to the business may result in additional strategic and operational risks, which may impact Liberty Media, New Sirius and/or Sirius XM Holdings’ risk profiles, which each company may not be able to mitigate effectively;

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the market value of the shares of New Sirius Common Stock at the time they are initially issued to holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock may vary significantly from (i) the market value of shares of Sirius XM Common Stock on the date of the Reorganization Agreement and the Merger Agreement and/or the date of the First Amendments, (ii) the value of Sirius XM Common Stock implied by the SiriusXM Exchange Ratio, or (iii) the value of Liberty SiriusXM Common Stock implied by the Exchange Ratio;

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Liberty Media, Sirius XM Holdings and New Sirius’ ability to obtain additional financing on acceptable terms and cash in amounts sufficient to service debt and other financial obligations;

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Liberty Media, Sirius XM Holdings, New Sirius and their respective subsidiaries’ indebtedness could adversely affect operations and could limit the ability of such subsidiaries to react to changes in the economy or their industry;

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the success of New Sirius and the businesses attributed to each of the Liberty Media tracking stock groups and their popularity with audiences;

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Liberty Media, New Sirius and their respective subsidiaries’ ability to realize the benefits of acquisitions or other strategic investments;

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the impact of weak and uncertain economic conditions on consumer demand for products, services and events offered by New Sirius and the businesses attributed to each of Liberty Media’s tracking stock groups;

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the outcome of pending or future litigation;

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the operational risks of New Sirius and Liberty Media’s subsidiaries and business affiliates with operations outside of the U.S.;

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New Sirius and Liberty Media’s ability to use net operating loss, disallowed business interest and tax credit carryforwards to reduce future tax payments;

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the degradation, failure or misuse of New Sirius and Liberty Media’s information systems;

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the ability of Liberty Media, New Sirius and their respective subsidiaries and business affiliates to comply with government regulations, including, without limitation, FCC requirements, consumer protection laws and competition laws, and adverse outcomes from regulatory proceedings;

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the regulatory and competitive environment of the industries in which New Sirius, Liberty Media, and the entities in which Liberty Media has interests, operate;

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changes in the nature of key strategic relationships with partners, vendors and joint venturers;

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competition faced by Sirius XM Holdings;

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the ability of Sirius XM Holdings to attract and retain subscribers and listeners;

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the ability of Sirius XM Holdings to market its services and sell advertising;

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the ability of Sirius XM Holdings to maintain revenue growth from its advertising products;

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the ability of Sirius XM Holdings to protect the security of personal information about its customers;

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the interruption or failure of Sirius XM Holdings’ information technology and communication systems;

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the impact of the market for music rights on Sirius XM Holdings and the rates Sirius XM Holdings must pay for rights to use musical works;

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the ability of Sirius XM Holdings to successfully monetize and generate revenue from podcasts and other non-music content;

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reliance on intellectual property and the ability to protect intellectual property;

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reliance on third parties;

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the ability to attract and retain qualified personnel;

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changes in consumer viewing habits and the emergence of new content distribution platforms;

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fluctuations in currencies against the U.S. dollar;

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the risks associated with New Sirius as a whole and Liberty Media as a whole and Liberty Media’s use of tracking stock groups, even if a holder does not own shares of common stock of all of Liberty Media’s groups;

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market confusion that results from misunderstandings about Liberty Media’s capital structure;

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the market price of Liberty Media’s tracking stocks may be volatile;

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Liberty Media may not pay dividends equally to its tracking stocks or at all;

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New Sirius and/or Liberty Media’s directors’ or officers’ equity ownership may create the appearance of conflicts of interest;

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geopolitical incidents, accidents, terrorist acts, international conflicts, natural disasters, including the effects of climate change, or other events that cause one or more events to be canceled or postponed, are not covered by insurance, or cause reputational damage to Liberty Media’s or New Sirius’ respective subsidiaries and business affiliates; and

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challenges related to assessing the future prospects of tracking stock groups based on past performance.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this proxy statement/notice/prospectus/information statement (or, as to documents incorporated by reference, the date of such documents), and Liberty Media, New Sirius and Sirius XM Holdings expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein or therein, to reflect any change in the expectations of Liberty Media, New Sirius or Sirius XM Holdings with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind the factors described in “Risk Factors” and other cautionary statements contained or incorporated by reference in this proxy statement/notice/prospectus/information statement. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.
This proxy statement/notice/prospectus/information statement includes information concerning public companies in which Liberty Media has controlling and non-controlling interests that file reports and other information with the SEC in accordance with the Exchange Act. Information in this proxy statement/notice/prospectus/information statement concerning those companies has been derived from the reports and other information filed by them with the SEC. If you would like further information about these companies, the reports and other information they file with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this proxy statement/notice/prospectus/information statement.

THE PROPOSED TRANSACTIONS
Background of the Transactions
Sirius XM Holdings is a U.S. audio entertainment company formed in 2008 as a result of the merger between a subsidiary of Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc.
In early 2009, Sirius XM Radio Inc. (which we refer to as Sirius XM Radio) entered into several transactions with a predecessor to Liberty Media (together with such predecessor for purposes of this section, Liberty) pursuant to which Sirius XM Radio borrowed up to $530 million (which was repaid later in 2009). As part of the foregoing transactions, in February 2009, Sirius XM Radio entered into an investment agreement (the Investment Agreement) with Liberty Radio, LLC, an indirect wholly owned subsidiary of Liberty Media. Pursuant to the Investment Agreement, Sirius XM Radio issued to Liberty Radio, LLC 12,500,000 shares of convertible preferred stock in partial consideration for the loan investments. The preferred stock was convertible into approximately 40% of Sirius XM Radio’s outstanding shares of common stock (after giving effect to such conversion). In September 2012, Liberty Radio, LLC converted 6,249,900 shares of its preferred stock into 1,293,467,684 shares of Sirius XM Radio common stock. In January 2013, the Federal Communications Commission granted Liberty Media approval to acquire control of Sirius XM Radio, and Liberty Radio, LLC converted its remaining preferred stock into an additional 1,293,509,076 shares of Sirius XM Radio common stock. As a result of these conversions of preferred stock and additional purchases of Sirius XM Radio’s common stock, Liberty Media then beneficially owned, directly and indirectly, over 50% of Sirius XM Radio’s outstanding common stock. Later in 2013, as a result of a corporate reorganization, Sirius XM Holdings replaced Sirius XM Radio as the publicly held corporation, and Sirius XM Radio became a wholly owned subsidiary of Sirius XM Holdings. Since that time, Liberty Media has regularly reviewed and evaluated its ownership interest in Sirius XM Holdings.
In October 2020, in connection with matters related to Sirius XM Holdings’ ongoing share repurchase program, the board of directors of Sirius XM Holdings established the Special Committee, composed of Eddy W. Hartenstein and James P. Holden, who are each independent directors. The Special Committee engaged Debevoise & Plimpton LLP (Debevoise) as its legal counsel. The board of directors of Sirius XM Holdings adopted resolutions stating the Special Committee shall have the power and authority of the board of directors of Sirius XM Holdings to review, evaluate, discuss, consider, negotiate, authorize and approve a potential tax sharing agreement between Liberty Media and Sirius XM Holdings and any other arrangements the Special Committee determines are advisable and in the best interest of Sirius XM Holdings and its stockholders in connection therewith or any alternative arrangement thereto.
Subsequent to the formation of the Special Committee, in anticipation of the possibility that Liberty Media’s ownership interest in Sirius XM Holdings would exceed 80%, after which Sirius XM Holdings would become part of Liberty Media’s consolidated tax group, the Special Committee and Liberty Media negotiated the terms of a tax sharing agreement. On February 1, 2021, with the approval and recommendation of the Special Committee, Sirius XM Holdings entered into a tax sharing agreement with Liberty Media.
In October 2021, Liberty Media was considering acquiring additional interests in Sirius XM Holdings from a third party in a share-for-share exchange intended to qualify as a tax-free reorganization for U.S. federal income tax purposes (the Liberty 2021 Exchange). In connection with that transaction, Liberty Media requested that Sirius XM Holdings agree to certain covenants consistent with its intended tax treatment (the 2021 Tax Arrangements).
On October 17, 2021, the Special Committee entered into an engagement letter with Solomon Partners as its independent financial advisor to assist it in connection with various matters, including Sirius XM Holdings’ capital allocation policy and matters related to Liberty Media’s ownership interest in Sirius XM Holdings. The Special Committee selected Solomon Partners to serve as its financial advisor because Solomon Partners is a nationally recognized investment banking firm that has substantial experience in the media and entertainment industries and with engagements similar to the proposed engagement, as well as its familiarity with Sirius XM Holdings. The Special Committee made the determination to engage Solomon Partners after taking into account the disclosures made by Solomon Partners to the Special Committee regarding any financial advisory and investment banking relationships during the past two years with each of Sirius XM Holdings and Liberty Media and their respective affiliates at the time of such engagement.

On October 18, 2021, the board of directors of Sirius XM Holdings clarified the Special Committee’s mandate with respect to transactions involving matters with Liberty Media, and adopted resolutions stating that (a) the Special Committee shall have the power and authority of the board of directors of Sirius XM Holdings (i) to formulate, authorize, approve, modify and terminate Sirius XM Holdings’ policy with respect to the return of capital to its stockholders, including any use of capital for repurchase of shares of the Sirius XM Common Stock and (ii) with respect to any transaction or arrangement between Sirius XM Holdings and Liberty Media, including (A) proposing, responding to, considering and evaluating any such transaction or arrangement or any alternative thereto, (B) proposing, responding to, considering, evaluating, reviewing, communicating and negotiating (or directing the communications or negotiations) with respect to the terms and conditions of any such transaction or arrangement, (C) determining whether any such transaction or arrangement is advisable, fair to, and in the best interests of Sirius XM Holdings and its stockholders (or any subset of the stockholders of Sirius XM Holdings that the Special Committee determines to be appropriate), (D) recommending to the board of directors of Sirius XM Holdings the rejection or approval of any such transaction or arrangement, (E) considering, evaluating, reviewing and monitoring all proceedings and activities of Sirius XM Holdings related to any such transaction or arrangement, (F) considering, evaluating and recommending to the board of directors of Sirius XM Holdings the authorization of the execution and delivery of any such agreements relating to any such transaction or arrangement and (G) taking such other actions with all the power and authority of the board of directors of Sirius XM Holdings as the Special Committee may deem to be necessary or appropriate in order for the Special Committee to discharge its duties, and (b) the board of directors of Sirius XM Holdings would not authorize or approve any action with respect to the foregoing matters without the prior affirmative recommendation of the Special Committee.
Over the course of the ensuing weeks, the Special Committee considered Liberty Media’s requested 2021 Tax Arrangements and related matters, including protections for the Sirius XM Holdings minority stockholders in light of Liberty Media’s increasing ownership interest in Sirius XM Holdings. The Special Committee determined that it would be in the best interests of the Sirius XM Holdings minority stockholders to obtain from Liberty Media an agreement (the DGCL Section 253 Agreement) that Liberty Media would not effect a “short form” merger with Sirius XM Holdings pursuant to Section 253 of the DGCL without the prior approval of the Special Committee. In exchange for the DGCL Section 253 Agreement, the Special Committee determined that it would be willing to provide to Liberty Media the 2021 Tax Arrangements it requested.
On November 1, 2021, with the approval and recommendation of the Special Committee, Sirius XM Holdings and Liberty Media entered into the DGCL Section 253 Agreement and the 2021 Tax Arrangements.
Throughout 2022 and 2023, Liberty Media continued to review and evaluate its ownership interest in Sirius XM Holdings, the discount to net asset value at which Liberty SiriusXM Common Stock traded, and the volatility in the Sirius XM Holdings stock price, among other factors. In early September 2023, following consideration given to the possibility that a potential combination between Sirius XM Holdings and the Liberty SiriusXM Group could present a mutually beneficial opportunity to rationalize the capital structure of both companies, Gregory B. Maffei, President and Chief Executive Officer of Liberty Media, contacted Mr. Hartenstein to indicate that Liberty Media may be interested in discussing a potential transaction between Sirius XM Holdings and Liberty Media.
On September 10, 2023, representatives of J.P. Morgan Chase & Co. (J.P. Morgan), financial advisor to Liberty Media, held a call with Solomon Partners to discuss the ownership structure of Sirius XM Holdings and considerations related to Liberty Media’s ownership interest. Shortly thereafter, a representative of Liberty Media requested a call with Debevoise.
On September 11, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. Representatives of Solomon Partners reported on their conversation with J.P. Morgan the previous day, and Debevoise reported on the outreach from Liberty Media. The Special Committee requested that Debevoise accept the call with Liberty Media and report back to the Special Committee.
On September 14, 2023, representatives of Liberty Media, together with representatives of O’Melveny & Myers LLP (O’Melveny), Liberty Media’s legal counsel, held a call with representatives of Debevoise. During that call, Liberty Media and O’Melveny asked whether the Special Committee would consider submitting an initial proposal to Liberty Media with regard to a possible combination.
On September 18, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present, to discuss the September 14 call among Debevoise, O’Melveny and Liberty Media. After discussion, the Special Committee requested that Debevoise inform O’Melveny that the Special Committee did not plan to make any proposal to Liberty Media, but would be willing to consider any such proposal made by Liberty Media. Debevoise relayed this message to O’Melveny later that day.
On the morning of September 22, 2023, a video conference was held among representatives of Liberty Media, representatives of J.P. Morgan, the Special Committee, Solomon Partners and Debevoise. During the meeting, J.P. Morgan presented a proposal for a business combination between the Liberty SiriusXM Group and Sirius XM Holdings, structured as a tax-free transaction (the Potential Transaction) that would result in a surviving company with a single class of common stock and no controlling stockholder (the Liberty Proposal). During the meeting, representatives of Liberty Media and J.P. Morgan cited multiple reasons for the Liberty Proposal, including that such a transaction would rationalize Sirius XM Holdings’ common stock structure, enhance trading dynamics by eliminating market overhang, allow management to focus on the operational aspects of the business, facilitate inclusion in stock indices and create an improved currency for future mergers and acquisitions. The Liberty Proposal contemplated a three-step structure whereby (a) Liberty Media would form a new entity, New Sirius, that would acquire the assets attributed to the Liberty SiriusXM Group and assume the liabilities attributed to the Liberty SiriusXM Group (including approximately $1.75 billion of indebtedness), (b) Liberty Media would redeem the shares of Liberty SiriusXM Common Stock in exchange for shares of New Sirius Common Stock at an Exchange Ratio calculated based upon each underlying Liberty Owned SiriusXM Share being exchanged (the Underlying Share Ratio) for 1.05 shares of New Sirius Common Stock and (c) New Sirius would merge with Sirius XM Holdings and the holders of Sirius XM Common Stock (other than New Sirius and its subsidiaries) would be entitled to receive, for each share of Sirius XM Common Stock, (i) one share of New Sirius Common Stock and (ii) $0.55 in cash, as consideration for the assumption of the Liberty SiriusXM Group net indebtedness by New Sirius. The Liberty Proposal also specifically contemplated New Sirius’ assumption of the other liabilities attributed to the Liberty SiriusXM Group, including certain litigation liabilities, equity awards with respect to Liberty SiriusXM Common Stock and certain contingent tax liabilities related to prior transactions.
Later that morning, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. During the meeting, representatives of Solomon Partners and Debevoise summarized their initial reactions to the Liberty Proposal and identified areas where the Special Committee and its advisors would require additional information, which included the proposed Exchange Ratio (including the proposed Underlying Share Ratio) and the proposed assumption by New Sirius of the liabilities of the Liberty SiriusXM Group related to equity awards and litigation and tax liabilities.
Later that day, representatives of J.P. Morgan sent written materials to representatives of Solomon Partners summarizing the terms of the Liberty Proposal, which Solomon Partners provided to the Special Committee, and, at the Special Committee’s direction, representatives of Solomon Partners sent to representatives of J.P. Morgan a list of questions prepared by Solomon Partners and Debevoise relating to the Liberty Proposal. Thereafter, the parties engaged in due diligence discussions and communications from time to time.
On September 23, 2023, representatives of J.P. Morgan and Solomon Partners spoke by telephone to discuss the terms of the Liberty Proposal, including the rationale for the proposed Exchange Ratio (including the proposed Underlying Share Ratio) and whether J.P. Morgan had considered alternative structures for the Potential Transaction.
On September 26, 2023, Liberty Media filed an amendment to its Schedule 13D with respect to Sirius XM Holdings with the SEC, disclosing the terms of the Liberty Proposal.
Also on September 26, 2023, representatives of J.P. Morgan and Solomon Partners spoke by telephone. During the call, representatives of Solomon Partners informed representatives of J.P. Morgan that the Special

Committee and its advisors were analyzing the Liberty Proposal and the representatives again discussed the proposed Exchange Ratio (including the proposed Underlying Share Ratio), as well as alternative structures.
Later that day, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. During the meeting, representatives of Solomon Partners summarized the calls held with J.P. Morgan earlier that morning and on September 23, and reviewed with the Special Committee Solomon Partners’ preliminary analysis of the Liberty Proposal. The Special Committee discussed the proposed Exchange Ratio (including the proposed Underlying Share Ratio), the proposed assumption of the Liberty SiriusXM Group indebtedness, the proposed assumption of the Liberty SiriusXM Group options and the proposed allocation of potential tax and litigation liabilities, focusing on the impact of the terms of the Liberty Proposal on Sirius XM Holdings and its minority stockholders and potential alternatives to such terms. Debevoise also advised the members of the Special Committee regarding their fiduciary duties in connection with the Potential Transaction.
On September 27, 2023, the Special Committee held a video conference with representatives of the management team of Sirius XM Holdings (the Sirius XM Holdings management team), at which representatives of Debevoise, Solomon Partners and Simpson Thacher, legal counsel to Sirius XM Holdings, were also present. During the meeting, members of the Sirius XM Holdings management team discussed their initial reactions to the Liberty Proposal, which included views regarding the possible additional indebtedness Sirius XM Holdings could incur as part of the Potential Transaction, various corporate governance matters, and the degree to which the Potential Transaction would affect the Sirius XM Holdings management team’s flexibility in operating the business as a result of the covenants that would likely be necessary to protect the tax-free nature of the Potential Transaction. Representatives of Solomon Partners discussed the terms of the Liberty Proposal with the Special Committee, and the Special Committee discussed with the Sirius XM Holdings management team the proposed Exchange Ratio (including the proposed Underlying Share Ratio), assumption of the Liberty SiriusXM Group indebtedness, assumption of the Liberty SiriusXM Group options and allocation of potential tax and litigation liabilities, as well as governance of Sirius XM Holdings following the Potential Transaction.
On September 29, 2023, representatives of Debevoise and Skadden Arps, tax counsel to Liberty Media, held a video conference to discuss structuring of the Potential Transaction as well as tax considerations related to the assumption by New Sirius of indebtedness attributed to the Liberty SiriusXM Group.
On October 5, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. During the meeting, representatives of Solomon Partners and Debevoise presented a summary of their analyses of the Liberty Proposal, which reviewed various aspects of the Liberty Proposal and also contained potential counterproposals, including (a) the possibility of structuring the Potential Transaction in a way that would reduce the amount of New Sirius Common Stock received by former holders of Liberty SiriusXM Common Stock to provide consideration to the Sirius XM Holdings minority stockholders for liabilities of the Liberty SiriusXM Group assumed in the Potential Transaction, in lieu of a cash payment to such minority stockholders, (b) different proposed Underlying Share Ratios and (c) agreeing to assume certain liabilities of the Liberty SiriusXM Group only in exchange for adequate consideration to the Sirius XM Holdings minority stockholders. Following discussion, the Special Committee determined that the Liberty Proposal, if structured appropriately and with fair consideration payable to the Sirius XM Holdings minority stockholders, could be beneficial to Sirius XM Holdings and its minority stockholders, including because it would result in a surviving company with a simplified capital structure and no controlling stockholder.
Also during the meeting, the Special Committee discussed whether to require that any Potential Transaction be approved by holders of a majority of Sirius XM Common Stock held by the Sirius XM Holdings minority stockholders. The Special Committee determined that, given the relatively small public float of Sirius XM Holdings, imposing a majority-of-the-minority stockholder vote requirement would create a meaningful risk that the Potential Transaction could fail to be consummated if activist investors sought to block the transaction, despite the Special Committee’s recommendation in favor of such transaction based on its belief that the transaction would be in the best long term interests of Sirius XM Holdings and its minority stockholders, and that, notwithstanding the potential benefits of a majority-of-the-minority vote requirement, it would not be in the best interests of the Sirius XM Holdings minority stockholders to subject a Potential Transaction to this meaningful risk.
Following further discussion at this meeting, the Special Committee determined to make a counterproposal to the Liberty Proposal, which would include (a) an Exchange Ratio calculated based upon a 1:1 Underlying Share Ratio, (b) accepting a structure whereby the Sirius XM Holdings minority stockholders receive cash consideration for net liabilities of the Liberty SiriusXM Group assumed by New Sirius in connection with the Potential Transaction, including for any assumed indebtedness, equity awards and tax liabilities, (c) New Sirius not bearing the cost of litigation liabilities related to the Potential Transaction, (d) agreeing that such a transaction would not require a majority-of-the-minority stockholder vote and (e) agreeing to discuss certain governance matters, such as the composition of the New Sirius board of directors, at a later date. The Special Committee directed Solomon Partners to convey this response to the Liberty Proposal to J.P. Morgan.
Solomon Partners then left the meeting, and the Special Committee unanimously approved entry into an engagement letter with Solomon Partners to serve as independent financial advisor to the Special Committee in connection with the Potential Transaction, which was entered into by and among Solomon Partners, the Special Committee and Sirius XM Holdings, effective as of September 28, 2023. The Special Committee determined to engage Solomon Partners to continue serving as its financial advisor because Solomon Partners is a nationally recognized investment banking firm with substantial experience in the media and entertainment industries and with transactions similar to the Potential Transaction, as well as Solomon Partners’ familiarity with Sirius XM Holdings and the quality of Solomon Partners’ work in its role advising the Special Committee on a prior matter involving Sirius XM Holdings’ capital allocation policy and Liberty Media’s ownership interest in Sirius XM Holdings. The Special Committee made this determination after taking into account the disclosures made by Solomon Partners to the Special Committee regarding any financial advisory and investment banking relationships during the past two years with each of Sirius XM Holdings and Liberty Media and their respective affiliates, at the time of such engagement (which was subsequently reconfirmed in connection with Solomon Partners’ delivery of its written opinion to the Special Committee on December 11, 2023), as more fully described in the section entitled “The Proposed Transactions — Opinion of Financial Advisor to the Special Committee” beginning on page 98 of this proxy statement/notice/prospectus/information statement.
Later that day, representatives of Solomon Partners held a call with representatives of J.P. Morgan to discuss the Special Committee’s counterproposal.
On October 8, 2023, representatives of Liberty Media, O’Melveny and Debevoise held a video conference to discuss the treatment of potential liabilities of the Liberty SiriusXM Group related to litigation involving Liberty Media as controlling stockholder of Sirius XM Holdings, and whether New Sirius would assume such liabilities if the Sirius XM Holdings minority stockholders were provided appropriate consideration in connection with such assumption. Representatives of Liberty Media explained their view that Liberty Media would not retain such liabilities because all assets and liabilities attributed to the Liberty SiriusXM Group would need to remain with New Sirius. They further explained that Liberty Media’s management and allocation policies did not permit liabilities of one tracking stock group to be attributed to another tracking stock group without the assuming group receiving fair value for the assumption of such liabilities, in each case as determined by the Liberty Media board of directors in the exercise of its fiduciary duties. Liberty Media’s representatives confirmed that, under the circumstances, it was Liberty Media’s view that reattributing any Liberty SiriusXM Group liabilities to one of the remaining tracking stock groups in connection with the Potential Transaction would be inconsistent with the fiduciary duties of the Liberty Media board of directors.
On October 9, 2023, representatives of Liberty Media, Sirius XM Holdings, O’Melveny, J.P. Morgan, Debevoise, Simpson Thacher, Morgan Stanley & Co. LLC (Morgan Stanley), financial advisor to Sirius XM Holdings, and Solomon Partners, held a video conference. During the meeting, the representatives discussed details of the indebtedness of the Liberty SiriusXM Group proposed to be assumed by New Sirius in the Potential Transaction and the effects of such assumption, including any required actions by Sirius XM Holdings with respect to its existing indebtedness as well as how the Potential Transaction could likely affect Sirius XM Holdings’ credit rating.

Later that day, O’Melveny sent Debevoise initial drafts of the Merger Agreement, the Reorganization Agreement, the Tax Sharing Agreement and an agreement to terminate the existing tax sharing agreement between Liberty Media and Sirius XM Holdings.
On October 10, 2023, representatives of J.P. Morgan and Solomon Partners held a call to discuss a revised proposal from Liberty Media for the terms of the transaction, which included an Exchange Ratio calculated based upon a 1:1.01 Underlying Share Ratio and consideration to the Sirius XM Holdings minority stockholders for certain net tax liabilities related to the deemed exchange of indebtedness attributed to the Liberty SiriusXM Group in connection with the Potential Transaction, but not for the costs of assuming outstanding equity awards granted by the Liberty SiriusXM Group or for certain other costs incurred as a result of the assumption of indebtedness.
Later that day, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. During the meeting, representatives of Solomon Partners reported on the call with J.P. Morgan held earlier that day, and representatives of Debevoise reported on the call held on October 8 between Debevoise, O’Melveny and Liberty Media regarding New Sirius’ assumption of certain potential litigation liabilities of the Liberty SiriusXM Group. The Special Committee determined that the Sirius XM Holdings minority stockholders should be provided consideration for these and any other identified net liabilities of the Liberty SiriusXM Group that would be assumed by New Sirius in connection with the Potential Transaction and requested that Solomon Partners convey this view to J.P. Morgan (which representatives of Solomon Partners promptly did).
On October 11, 2023, representatives of O’Melveny and Debevoise held a video conference to discuss board and stockholder approvals that would be required in connection with the Potential Transaction, as well as potential alternatives to, or adequate consideration to the Sirius XM Holdings minority stockholders in exchange for, New Sirius’ assumption of equity awards granted by the Liberty SiriusXM Group and liabilities related to pending litigation involving the Liberty SiriusXM Group as well as potential litigation that could arise in connection with the Potential Transaction.
On October 15, 2023, representatives of Liberty Media, O’Melveny, Debevoise, Potter Anderson & Corroon LLP (Potter Anderson), Delaware counsel to Liberty Media, and Morris, Nichols, Arsht & Tunnell LLP (MNAT), Delaware counsel to the Special Committee, held a video conference to discuss the treatment of liabilities attributed to the Liberty SiriusXM Group related to pending litigation involving Liberty Media, as well as potential litigation that could arise in connection with the Potential Transaction.
On October 17, 2023, representatives of Debevoise and Skadden Arps held a video conference to discuss potential structuring alternatives for the Potential Transaction.
On October 19, 2023, representatives of Debevoise, O’Melveny and Simpson Thacher held a video conference to discuss the portability of certain debt instruments attributed to the Liberty SiriusXM Group contemplated to be assumed by New Sirius in the Potential Transaction.
Later that day, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present, to discuss certain key issues identified by Debevoise in the drafts of the Merger Agreement and Reorganization Agreement received from O’Melveny on October 9. The Special Committee discussed the transaction approvals required in connection with the Potential Transaction and Liberty Media’s proposal that New Sirius assume the current and future potential litigation liabilities attributed to the Liberty SiriusXM Group. Representatives of Solomon Partners and Debevoise presented a summary of their analyses regarding the potential treatment of equity awards granted by the Liberty SiriusXM Group, which included a proposal that such equity awards would be assumed by New Sirius as long as the current holders of Liberty SiriusXM Common Stock would bear the dilution of such equity awards through an adjustment to the Exchange Ratio (which would have the effect of reducing the number of shares of New Sirius Common Stock received by former holders of Liberty SiriusXM Common Stock in the Potential Transaction).
On October 20 and 21, 2023, representatives of Solomon Partners and J.P. Morgan held calls during which J.P. Morgan relayed a proposal from Liberty Media that the Sirius XM Holdings minority stockholders be provided consideration for the assumption by New Sirius of the Liberty SiriusXM Group liabilities through an adjustment to the Exchange Ratio that would be determined by valuing the Liberty SiriusXM

Group net liabilities for which such consideration would be provided at an agreed price for Sirius XM Common Stock (the Reference Price) with the intended effect of reducing the number of shares of New Sirius Common Stock to be received by the former holders of Liberty Sirius XM Common Stock in the Potential Transaction. J.P. Morgan further explained that this consideration would be provided in lieu of a cash payment to the Sirius XM Holdings minority stockholders, that Liberty Media believed should be economically neutral for the Sirius XM Holdings minority holders, and further that Liberty Media proposed that the Reference Price be determined immediately prior to the signing of any Potential Transaction.
On October 22, 2023, Debevoise sent revised drafts of the Merger Agreement and Reorganization Agreement to O’Melveny. The material open issues included (a) whether the Sirius XM Holdings minority stockholders would be provided consideration for New Sirius’ assumption of the Liberty SiriusXM Group liabilities in the form of an adjustment to the Exchange Ratio or in cash and, if an adjustment, the method that would be used to determine the Reference Price, (b) the types and amounts of liabilities assumed by New Sirius for which the Sirius XM Holdings minority stockholders would be provided consideration, (c) the Exchange Ratio (including the Underlying Share Ratio), (d) the transaction structure, including whether Sirius XM Holdings would be the surviving corporation in any merger, (e) whether New Sirius would assume liabilities of Liberty Media attributed to the Liberty SiriusXM Group related to pending and potential future litigation, (f) whether significant stockholders of the Liberty SiriusXM Group would sign a voting agreement agreeing to vote in favor of the Potential Transaction and (g) the allocation of fees and expenses among the parties.
Also on that day, Debevoise sent O’Melveny a list of outstanding diligence questions prepared by Simpson Thacher and Debevoise relating to the assets and liabilities of the Liberty SiriusXM Group contemplated to be contributed to New Sirius in the Potential Transaction. The parties continued to engage in due diligence discussions from time to time thereafter.
On October 23, 2023, representatives of Debevoise and O’Melveny held a video conference to discuss certain open items in the draft Merger Agreement and Reorganization Agreement, including (a) the costs associated with New Sirius’ assumption of indebtedness attributed to the Liberty SiriusXM Group, (b) whether the consideration to the Sirius XM Holdings minority stockholders for New Sirius’ assumption of the Liberty SiriusXM Group liabilities would be in the form of an adjustment to the Exchange Ratio or cash and, if an adjustment, the method that would be used to determine the Reference Price, (c) the Special Committee’s request that significant stockholders of Liberty SiriusXM Common Stock sign a voting agreement agreeing to vote in favor of the Potential Transaction and (d) whether New Sirius would assume liabilities of Liberty Media attributed to the Liberty SiriusXM Group related to pending and potential future litigation.
Later on October 23, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. Representatives of Solomon Partners reported on the October 20 and 21 calls with J.P. Morgan, and the Special Committee discussed Liberty Media’s proposal that the consideration to the Sirius XM Holdings minority stockholders for the assumption of the Liberty SiriusXM Group liabilities be in the form of an adjustment to the Exchange Ratio rather than a cash payment and, if an adjustment, the method that would be used to determine the Reference Price. The Special Committee requested that Debevoise discuss these matters with O’Melveny.
On October 25, 2023, representatives of Liberty Media, Debevoise, O’Melveny, MNAT and Potter Anderson held a meeting to discuss (a) whether, and to what extent, New Sirius could assume pending or future potential litigation liabilities of Liberty Media attributed to the Liberty SiriusXM Group and (b) the reasons for Liberty Media’s request that the consideration to the Sirius XM Holdings minority stockholders for the assumption of the Liberty SiriusXM Group liabilities be in the form of an adjustment to the Exchange Ratio rather than a cash payment as it had initially proposed, including Liberty Media’s view that stock consideration would allow New Sirius to enjoy a lower leverage ratio and that an all-stock transaction was likely to be completed more quickly.
Later that day, representatives of Skadden Arps and Debevoise held a call to discuss the transaction structure. Following the call, Skadden Arps sent Debevoise a revised structure deck reflecting the discussion.

The parties continued to discuss the transaction structure and negotiate the terms of the Tax Sharing Agreement in the weeks that followed.
On October 31, 2023, Debevoise sent O’Melveny a draft of the voting agreement, which provided, among other things, that certain significant holders of Liberty SiriusXM Common Stock would agree to vote all of their respective shares of Liberty SiriusXM Common Stock beneficially owned by them in favor of the Split-Off Proposal, except that if there was a Liberty Adverse Recommendation Change, only a portion of such shares of Liberty SiriusXM Common Stock would be required to be voted in favor of the Split-Off Proposal.
On November 2, 2023, J.P. Morgan sent Solomon Partners a list of open issues related to the Potential Transaction based on the drafts of the Merger Agreement and Reorganization Agreement sent by Debevoise on October 22, which Mr. Maffei had raised on a call with representatives of Solomon Partners on October 31, and which was then sent by Solomon Partners to the Special Committee and Debevoise. The list included (a) the method and mechanism of providing consideration to the Sirius XM Holdings minority stockholders for liabilities of the Liberty SiriusXM Group assumed by New Sirius in the Potential Transaction, (b) a proposal that New Sirius assume potential liabilities of Liberty Media attributed to the Liberty SiriusXM Group arising from pending litigation and potential litigation that could arise in connection with the Potential Transaction, (c) providing consideration to the Sirius XM Holdings minority stockholders for the costs of New Sirius assuming certain convertible notes of the Liberty SiriusXM Group, (d) Liberty Media’s proposal to offset the consideration to the Sirius XM Holdings minority stockholders to reflect expenses incurred by Sirius XM Holdings and the Special Committee in connection with the Potential Transaction and a fee proposed to be paid to Liberty Media in connection with certain tax equity investments that were primarily arranged and structured by Liberty Media and offered to Sirius XM Holdings for acquisition (the Carbon Capture Transaction Fee) and (e) the voting agreement.
On November 7, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. During the meeting, representatives of Solomon Partners and Debevoise discussed the issues list sent by J.P. Morgan on November 2. The Special Committee discussed these items, as well as the advantages and disadvantages of compensating the Sirius XM Holdings minority stockholders through an adjustment to the Exchange Ratio instead of a cash payment. The Special Committee determined that it could agree to an all-stock transaction if the parties were able to agree to a Reference Price that the Special Committee determined to be in the best interests of the Sirius XM Holdings minority stockholders.
On November 8, 2023, representatives of Debevoise, Liberty Media and O’Melveny held a video conference to discuss the material open issues in the Potential Transaction. Later that day, representatives of Debevoise and Liberty Media held a meeting at Solomon Partners’ office in New York, New York and via video conference to discuss such material open issues.
Later that day, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. Representatives of Debevoise and Solomon Partners provided an update to the Special Committee on the discussions with representatives of Liberty Media earlier that day. The Special Committee directed Solomon Partners to further analyze the advantages and disadvantages of an all-stock transaction, including a range of Reference Prices that could be used for the Special Committee’s informational purposes, in connection with the negotiations regarding the Reference Price.
On November 10, 2023, O’Melveny sent Debevoise revised drafts of the Merger Agreement and the Reorganization Agreement. Material open items reflected in the drafts included (a) the method and mechanism of compensating the Sirius XM Holdings minority stockholders for net liabilities of the Liberty SiriusXM Group assumed by New Sirius in the Potential Transaction, (b) the allocation of risks related to Sirius XM Holdings’ financing of the Potential Transaction, (c) the terms and conditions under which Sirius XM Holdings minority stockholders would receive compensation for certain liabilities of the Liberty SiriusXM Group related to pending or potential litigation being assumed by New Sirius, (d) Liberty Media’s proposal to offset consideration to the Sirius XM Holdings minority stockholders by amounts reflecting the expenses of the Special Committee and the Carbon Capture Transaction Fee, (e) compensating the Sirius XM Holdings minority stockholders for the costs of New Sirius assuming convertible notes of the Liberty SiriusXM Group, (f) the size of the termination fee payable by Liberty Media to Sirius XM Holdings in the event of a termination as a result of a Liberty Adverse Recommendation Change, which Liberty Media proposed would equal 2% of the value of the shares of Sirius XM Common Stock held by the Sirius XM Holdings minority stockholders and (g) the voting agreement.
On November 13, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. The Special Committee discussed the open items in the draft Merger Agreement and Reorganization Agreement sent by O’Melveny on November 10. The Special Committee directed Solomon Partners to continue conducting its analysis of the Reference Price.
On November 17, 2023, representatives of Debevoise held a video conference with counsel to Mr. Malone to discuss the voting agreement. Representatives of Debevoise informed such counsel that the Special Committee would not be willing to enter into the Potential Transaction without the voting agreement.
On November 21, 2023, Debevoise sent O’Melveny revised drafts of the Merger Agreement and Reorganization Agreement. Material open issues reflected in the drafts included (a) the terms and conditions under which Sirius XM Holdings minority stockholders would be provided compensation relating to certain liabilities of the Liberty SiriusXM Group related to pending or potential litigation being assumed by New Sirius, (b) the allocation of risk related to Sirius XM Holdings’ financing of the Potential Transaction, (c) the Special Committee’s refusal to accept an offset to the consideration to the Sirius XM Holdings minority stockholders for expenses incurred by the Special Committee or the Carbon Capture Transaction Fee, (d) compensating the Sirius XM Holdings minority stockholders for the costs of New Sirius’ assumption of convertible notes of the Liberty SiriusXM Group, including in the event such convertible notes were out of the money at the time of consummation of the Potential Transaction, (e) the size of the termination fee payable by Liberty Media to Sirius XM Holdings in the event of a termination as a result of a Liberty Adverse Recommendation Change, which the Special Committee proposed would equal 4.5% of the aggregate value of the shares of Liberty Media’s ownership stake in Sirius XM Holdings plus expense reimbursement, and (f) the voting agreement.
On November 27, 2023, representatives of Debevoise and O’Melveny held a video conference to discuss open issues in the draft Merger Agreement and Reorganization Agreement, which included (a) the request for voting agreements from certain large stockholders of Liberty SiriusXM Common Stock, (b) the method and mechanism of providing consideration to the Sirius XM Holdings minority stockholders for net liabilities of the Liberty SiriusXM Group assumed by New Sirius in the Potential Transaction, (d) the terms under which the Sirius XM Holdings minority stockholders would be compensated for New Sirius’ assumption of option awards granted by the Liberty SiriusXM Group between signing and closing, (d) the treatment of transaction expenses of Sirius XM Holdings and the Special Committee in connection with the Potential Transaction, (e) the size of the termination fee that would be payable by Liberty Media to Sirius XM Holdings in the event of a termination as a result of a Liberty Adverse Recommendation Change and (f) governance matters relating to New Sirius following a Potential Transaction.
On November 29, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. Representatives of Debevoise reported on their discussion with O’Melveny on November 27. The Special Committee reconfirmed that it would require a voting agreement from certain entities affiliated with Mr. Malone, as the largest holder of Liberty Sirius XM Common Stock, but decided it would not seek such agreement from any other holders of Liberty Sirius XM Common Stock. The Special Committee also discussed the financing commitments proposed to be obtained by Sirius XM Radio in connection with the Potential Transaction, including the possibility that J.P. Morgan, financial advisor to Liberty Media, would participate in that financing.
On November 30, 2023, representatives of Liberty Media, Debevoise, J.P. Morgan, O’Melveny, Skadden Arps and Solomon Partners held a meeting at Liberty Media’s offices in Englewood, Colorado. During the meeting, the parties discussed the open issues in the drafts of the Merger Agreement and Reorganization Agreement, including (a) the method and mechanism of providing consideration to the Sirius XM Holdings minority stockholders for net liabilities of the Liberty SiriusXM Group assumed by New Sirius in the Potential Transaction, (b) Liberty Media’s proposal that New Sirius assume certain contingent tax liabilities related to prior transactions that have been attributed to the Liberty SiriusXM Group, (c) the terms and conditions under which the Sirius XM Holdings minority stockholders would receive a compensatory payment relating to certain liabilities of the Liberty SiriusXM Group related to pending or potential litigation being assumed by New Sirius, (d) the size of the termination fee that would be payable by Liberty Media to Sirius XM Holdings in the event of a termination as a result of a Liberty Adverse Recommendation Change, (e) Liberty Media’s proposal that Sirius XM Holdings bear the Carbon Capture Transaction Fee, (f) the treatment of the transaction expenses of Sirius XM Holdings and the Special Committee, for which Liberty Media stated it was no longer requesting compensation, (g) consideration to the Sirius XM Holdings minority stockholders for New Sirius’ assumption of equity awards granted by the Liberty SiriusXM Group between signing and closing and (h) governance matters relating to New Sirius following the Potential Transaction.
Later on November 30, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. Representatives of Debevoise and Solomon Partners summarized the material issues discussed at the meeting with Liberty Media and its advisors. After discussion, the Special Committee decided to propose (a) an all-stock transaction using a Reference Price based on the trading price for Sirius XM Common Stock prior to public disclosure of the Liberty Proposal, with the Special Committee specifically proposing $4.01 per share, which was the closing price of Sirius XM Common Stock on the day prior to the announcement of Liberty Media’s proposal for the Potential Transaction, (b) that New Sirius would assume potential Liberty SiriusXM Group litigation liabilities in connection with the Potential Transaction, provided the Sirius XM Holdings minority stockholders would, under certain circumstances, receive certain compensatory payments, and that New Sirius would assume certain contingent tax liabilities subject to further due diligence regarding such liabilities, (c) that there be no offset to the consideration to the Sirius XM Holdings minority stockholders for the Carbon Capture Transaction Fee, (d) a termination fee of $450 million payable by Liberty Media in the event of a termination as a result of a Liberty Adverse Recommendation Change and (e) that post-closing governance matters relating to New Sirius would be discussed following resolution of the other material outstanding issues.
That same day, following the meeting with the Special Committee, representatives of Liberty Media, J.P. Morgan, O’Melveny, Skadden Arps, Debevoise and Solomon Partners reconvened at Liberty Media’s offices and discussed the Special Committee’s proposal. Liberty Media presented a counteroffer, which included using a Reference Price of $4.80 per share, which was its calculation of the 20-day volume-weighted average closing price of Sirius XM Common Stock on November 30, 2023 (as an estimate of what such average closing price would be prior to signing of the Potential Transaction). After further discussion, at the direction of the Special Committee, representatives of Debevoise and Solomon Partners informed representatives of Liberty Media and its advisors that Liberty Media’s proposal regarding the Reference Price was not acceptable, and the meeting concluded.
On December 2, 2023, the Special Committee held a video conference with representatives of the Sirius XM Holdings management team, Simpson Thacher, Morgan Stanley, Debevoise and Solomon Partners. The Sirius XM Holdings management team led a discussion of certain items in connection with the Potential Transaction, including (a) the operational restrictions on the business of Sirius XM Holdings imposed by certain tax covenants in the draft Merger Agreement and Tax Sharing Agreement, (b) the assumption by New Sirius of certain contingent tax liabilities related to prior transactions that have been attributed to the Liberty SiriusXM Group, (c) the due diligence that the Sirius XM Holdings management had undertaken regarding the assets and liabilities of the Liberty SiriusXM Group to be assumed by New Sirius in the Potential Transaction, (d) New Sirius’ assumption of certain liabilities of the Liberty SiriusXM Group relating to pending and potential litigation, (e) post-transaction governance matters, including proposed amendments to the New Sirius charter and bylaws and whether New Sirius should initially have a staggered board of directors, with a sunset provision, following the Potential Transaction, (f) the possibility of effecting a reverse stock split of Sirius XM Holdings in connection with the Potential Transaction and (vii) the adoption of a long-term incentive plan for New Sirius. The Special Committee determined that if the Sirius XM Holdings compensation committee approved a long-term incentive plan for New Sirius, then adoption of such a plan should be included in the Reorganization Agreement in connection with the Potential Transaction and submitted to the New Sirius board of directors and stockholders for approval.
Later that day, the Special Committee reconvened with representatives of Debevoise and Solomon Partners present, and further discussed the foregoing matters, including whether Sirius XM Holdings should effect a reverse stock split in connection with the Potential Transaction and whether to adopt a staggered board of directors of New Sirius following the Potential Transaction.

Later that day, representatives of Debevoise, O’Melveny and Skadden Arps discussed tax requirements related to the composition of the board of directors of Sirius XM Holdings following the Potential Transaction.
On December 3, 2023, O’Melveny sent Debevoise revised drafts of the Merger Agreement and the Reorganization Agreement. Material open issues reflected in the drafts included (a) the composition of the board of directors of New Sirius following the Potential Transaction, (b) the Reference Price, (c) the consideration to the Sirius XM Holdings minority stockholders for New Sirius’ assumption of equity awards granted by the Liberty SiriusXM Group between signing and closing, (d) Liberty Media’s proposal that Sirius XM Holdings bear the Carbon Capture Transaction Fee, (e) the terms and conditions under which Sirius XM Holdings minority stockholders would receive a compensatory payment relating to New Sirius’ assumption of potential liabilities of the Liberty SiriusXM Group related to pending and potential litigation and (f) an offset to the net liabilities adjustment for certain tax benefits attributed to the Liberty SiriusXM Group.
On December 4, 2023, representatives of J.P. Morgan and Solomon Partners held a video conference to discuss the economic terms of the deal, including the compensation of the Sirius XM Holdings minority stockholders for New Sirius’ assumption of equity awards granted by the Liberty SiriusXM Group between signing and closing and Liberty Media’s proposal that Sirius XM Holdings bear the Carbon Capture Transaction Fee.
Later that day, Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. During the meeting, the parties discussed the open issues in the drafts of the Merger Agreement and the Reorganization Agreement, including the fact that, as a result of tax considerations, a majority of the initial board of directors of New Sirius would need to be appointed by Liberty Media. Representatives of Solomon Partners also reported on the call with J.P. Morgan earlier that day.
On December 6, 2023, Debevoise sent O’Melveny revised drafts of the Merger Agreement and Reorganization Agreement. The next day, O’Melveny sent Debevoise a list of open issues in the draft Merger Agreement and Reorganization Agreement, including (a) the allocation of risks related to Sirius XM Holdings’ financing of the Potential Transaction, (b) the consideration to the Sirius XM Holdings minority stockholders for New Sirius’ assumption of equity awards granted by the Liberty SiriusXM Group between signing and closing, (c) criteria for determining the composition of the board of directors of New Sirius following the Potential Transaction and whether there would be a staggered board of directors, (d) the terms and conditions under which Sirius XM Holdings minority stockholders would receive a compensatory payment relating to certain Liberty SiriusXM Group liabilities related to pending or potential litigation being assumed by New Sirius and (e) the Special Committee’s rejection of Liberty Media’s proposal that Sirius XM Holdings bear the Carbon Capture Transaction Fee.
On December 7, 2023, representatives of O’Melveny and Debevoise held a video conference to discuss the open issues in the transaction documents.
Also on December 7, 2023, representatives of Debevoise, Simpson Thacher, Sirius, Liberty Media and O’Melveny held a video conference to discuss the financing provisions of the Merger Agreement and Reorganization Agreement.
On December 8, 2023, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. During the meeting, the Special Committee discussed the advantages and disadvantages of Sirius XM Holdings effecting a reverse stock split in connection with the Potential Transaction, as well as the advantages and disadvantages of New Sirius adopting a staggered board of directors upon consummation of a Potential Transaction.
Also, on December 8, 2023, the board of directors of Liberty Media, together with representatives of Liberty Media’s management, J.P. Morgan and Potter Anderson, reviewed a presentation on the financial and legal terms of the Potential Transaction and discussed the history of the negotiations with the Special Committee, as well as the remaining open issues between the parties. During the meeting, the Liberty Media board of directors considered the advantages and disadvantages of the Potential Transaction and the reasons for completing the same on the terms outlined to the Liberty Media board of directors. At the conclusion of the discussion, the Liberty Media board of directors authorized Liberty Media’s management to proceed with the negotiations and provide an update as soon as practicable.
In the morning of December 9, 2023, O’Melveny sent Debevoise revised drafts of the Merger Agreement and Reorganization Agreement. Open issues in the drafts included (a) the consideration to the Sirius XM Holdings minority stockholders for New Sirius’ assumption of equity awards with respect to Liberty SiriusXM Common Stock granted by Liberty Media between signing and closing, (b) criteria for determining the composition of the board of directors of New Sirius following the Potential Transaction, (c) the terms and conditions under which Sirius XM Holdings minority stockholders would receive a compensatory payment relating to certain Liberty SiriusXM Group liabilities related to pending or potential litigation being assumed by New Sirius and (d) Liberty Media’s proposal that Sirius XM Holdings bear the Carbon Capture Transaction Fee.
Also on December 9, 2023, representatives of Solomon Partners held a video-conference with representatives of J.P. Morgan to discuss the Reference Price. Following consultation with the Special Committee, representatives of Solomon Partners suggested using $4.14 as the Reference Price, which was their calculation of the 10-day volume-weighted average price of Sirius XM Common Stock as of the day prior to the public announcement of the Liberty Proposal. On a call later that day between representatives of Solomon Partners and J.P. Morgan, representatives of J.P. Morgan suggested using $4.67 as the Reference Price, which was their estimated calculation of the 60-day volume-weighted average closing price of Sirius XM Common Stock prior to the public announcement of the Potential Transaction.
Later that morning, the Special Committee held a video conference with representatives of Debevoise and Solomon Partners present. During the meeting, representatives of Debevoise and Solomon Partners summarized their calls with representatives of Liberty Media and its advisors earlier that morning, and the Special Committee discussed the remaining open items in the drafts of the Merger Agreement and Reorganization Agreement. The Special Committee decided to propose: (a) a Reference Price of $4.23 per share of Sirius XM Common Stock, which was its calculation of the 20-day volume-weighted average price of Sirius XM Common Stock as of the day prior to the public announcement of the Liberty Proposal, (b) that there be no offset to the consideration to the Sirius XM Holdings minority stockholders for the Carbon Capture Transaction Fee, (c) that New Sirius would assume the option awards granted by the Liberty SiriusXM Group between signing and closing, provided the Sirius XM Holdings minority stockholders were compensated by an amount equal to the fair value of such option awards, and (d) that New Sirius would have a nine-member board of directors following the Potential Transaction, five of whom would be designated by Liberty Media, and four of whom would be designated by Sirius XM Holdings (in each case, subject to agreed independence requirements). The Special Committee requested that Debevoise communicate this proposal to Liberty Media and its advisors.
Throughout the day on December 9 and 10, 2023, the parties negotiated the open issues in the transaction agreements and resolved all of the material points, except for the Reference Price and Liberty Media’s proposal that Sirius XM Holdings bear the Carbon Capture Transaction Fee.
On the morning of December 11, 2023, Mr. Maffei called Mr. Hartenstein to inform Mr. Hartenstein that Liberty Media would agree to the Special Committee’s proposal of $4.23 for the Reference Price and to Sirius XM Holdings not bearing the Carbon Capture Transaction Fee.
Later that day, the Special Committee held a video conference, at which representatives of Debevoise and Solomon Partners were present. During the meeting, referring to written materials previously circulated to the Special Committee, Debevoise presented a summary of the key terms of the Merger Agreement and the Reorganization Agreement. Debevoise also reviewed with the members of the Special Committee their fiduciary duties in considering approval of the Potential Transaction. Referring to materials previously circulated to the Special Committee, Solomon Partners provided an overview of key aspects of the Potential Transaction, including (a) the benefits of Sirius XM Holdings having a single class of stock with no controlling stockholder, (b) the expected increase in the current Sirius XM Holdings minority stockholders’ percentage interest in New Sirius following the Potential Transaction, (c) the consideration to the Sirius XM Holdings minority stockholders for New Sirius’ assumption of the net liabilities attributed to the Liberty SiriusXM Group in connection with the Potential Transaction, and (d) the use of Sirius XM Holdings’

share price based on the 20-day volume-weighted average trading price prior to the Liberty Proposal as the Reference Price for calculating the Exchange Ratio.
At the request of the Special Committee, Solomon Partners reviewed its financial analysis of the Exchange Ratio (including the Underlying Share Ratio) for the exchange of Sirius XM Common Stock into New Sirius Common Stock pursuant to the Merger Agreement. After discussion, at the request of the Special Committee, Solomon Partners rendered to the Special Committee an oral opinion, subsequently confirmed by delivery of a written opinion, dated December 11, 2023, to the effect that, as of such date and based upon and subject to the factors, limitations, qualifications and assumptions set forth therein, the SiriusXM Exchange Ratio was fair, from a financial point of view, to the holders of Sirius XM Common Stock (other than Liberty Media or its subsidiaries), as more fully described in the section entitled “The Proposed Transactions — Opinion of Financial Advisor to the Special Committee” beginning on page 98 of this proxy statement/notice/prospectus/information statement.
Following further discussion, the Special Committee unanimously resolved to recommend to the board of directors of Sirius XM Holdings that it approve the Potential Transaction on the terms set forth in the drafts of the Merger Agreement and Reorganization Agreement.
Following adoption of the foregoing resolutions, the members of the board of directors of Sirius XM Holdings who were not affiliated with Liberty Media and certain members of the Sirius XM Holdings management team were invited to join the meeting. During the meeting, Debevoise presented a summary of key terms of the Merger Agreement and the Reorganization Agreement, and at the request of the Special Committee, Solomon Partners summarized its financial analysis and oral opinion that had been delivered to the Special Committee.
Later that day, the board of directors of Sirius XM Holdings held a video conference, at which representatives of Debevoise, Morgan Stanley, Simpson Thacher, Solomon Partners and members of the Sirius XM Holdings management team were present. During the meeting, Debevoise presented a summary of key terms of the Merger Agreement and the Reorganization Agreement. Mr. Hartenstein stated that the Special Committee had unanimously recommended to the board of directors of Sirius XM Holdings approval of the Potential Transaction on the terms set forth in the drafts of the Merger Agreement and Reorganization Agreement. Following discussion, the board of directors of Sirius XM Holdings voted to approve the Potential Transaction and to recommend it to Sirius XM Holdings’ stockholders.
Following notice to Liberty Media that the board of directors of Sirius XM Holdings approved the Potential Transaction, the Liberty Media board of directors received a presentation regarding the Potential Transaction, including a summary of the terms of the Potential Transaction that had changed since the December 8 board of directors meeting, and unanimously approved the Potential Transaction on the terms set forth in the drafts of the Merger Agreement and Reorganization Agreement and determined to recommend to the holders of Liberty SiriusXM Common Stock to approve the Redemption.
Later that evening, following Liberty Media’s entry into the Merger Agreement and the Reorganization Agreement and the approval by written consent of a subsidiary of Liberty Media, in its capacity as majority stockholder of Sirius XM Holdings, approving the Merger Agreement and the transactions contemplated thereby (which written consent became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto), the parties entered into the Merger Agreement and the Reorganization Agreement.
On March 8, 2024, the Special Committee held a meeting, at which representatives of Debevoise and Solomon Partners were present, to discuss the proposal from the executives of Sirius XM Holdings to amend the Exchange Ratio in order to reduce the total number of outstanding shares of Sirius XM Common Stock by 90% as of immediately following the closing of the Proposed Transaction (the Amended Exchange Ratio Proposal). During the meeting, the Special Committee considered advantages and disadvantages of the Amended Exchange Ratio Proposal, as well as whether it presented any conflicts of interest between the interests of Liberty Media and the public minority stockholders of Sirius XM Holdings. Following discussion, the Special Committee concluded that it did not view the decision whether to so amend the Exchange Ratio as one involving conflicts between Liberty Media and the public minority stockholders of Sirius XM Holdings, and that the Amended Exchange Ratio Proposal should, in the first instance, be considered by the board of directors of Sirius XM Holdings.

On March 15, 2024, the board of directors of Sirius XM Holdings held a meeting, at which executive officers of Sirius XM Holdings, representatives of Morgan Stanley and representatives of Solomon Partners were also present. During the meeting, executive officers of Sirius XM Holdings presented the Amended Exchange Ratio Proposal. The board of directors of Sirius XM Holdings discussed the advantages and disadvantages of the Amended Exchange Ratio Proposal. Following discussion, the board of directors of Sirius XM Holdings deferred to a later time any action on the Amended Exchange Ratio Proposal. Subsequently, the members of the Special Committee engaged in discussions with the other members of the board of directors of Sirius XM Holdings and, as a result of such discussions, developed the understanding that the board of directors of Sirius XM Holdings would approve the Amended Exchange Ratio Proposal if the Special Committee was willing to include it in the terms of the Proposed Transaction.
During March and April of 2024, the Nominating, Environmental, Social and Governance Committee (the NESG Committee) of the board of directors of Sirius XM Holdings considered and approved, with the consent of the Special Committee, the following individuals to serve on the board of directors (and in the following classes) of New Sirius following the closing of the Proposed Transaction: Mr. Hartenstein (Class I), Ms. Procope (Class II) and Ms. Salen (Class I). These individuals would serve on the New Sirius board of directors together with Ms. Witz (Class I), who had been designated by Sirius XM Holdings at the time of signing of the Merger Agreement, and Mr. Maffei (Class III), who had been designated by Liberty Media at the time of signing of the Merger Agreement.
From April to June of 2024, representatives of Liberty Media and Sirius XM Holdings discussed certain restructuring steps that would be desirable to improve the tax efficiency of the Proposed Transaction, including converting Sirius XM Radio from a Delaware corporation into a Delaware limited liability company prior to the Split-Off. Representatives of the parties also engaged in analyses of the actual and potential costs of such restructuring and negotiated with respect to the allocation of those costs, ultimately agreeing that Liberty Media would pay $1 million to Sirius XM Holdings for such costs. During this time, O’Melveny and Debevoise exchanged drafts of the First Amendments to give effect to the conversion of Sirius XM Radio to a Delaware limited liability company.
On May 2, 2024, representatives of O’Melveny sent the Special Committee a notice designating, in addition to Mr. Maffei, who had been designated by Liberty Media to serve on the New Sirius board of directors at the time of signing the Merger Agreement, as the Liberty Media Designees the following individuals to serve on the board of directors (and in the following classes) of New Sirius following the closing of the Proposed Transaction: Mr. Evan Malone (Class II), Mr. Meyer (Class II), Mr. Zaslav (Class III) and Mr. Rapino (Class III).
On June 12, 2024, the Special Committee held a meeting, at which representatives of Debevoise and Solomon Partners were present. During the meeting, Debevoise presented a summary of the key terms of the First Amendments, including the Amended Exchange Ratio Proposal and certain restructuring matters. Debevoise also reviewed with the members of the Special Committee their fiduciary duties in considering approval of the First Amendments. Following discussion, the Special Committee unanimously resolved to recommend to the board of directors of Sirius XM Holdings that it approve the First Amendments.
On June 14, 2024 the board of directors of Sirius XM Holdings held a video conference, at which representatives of Debevoise, Solomon Partners and members of the Sirius XM Holdings management team were present. During the meeting, Mr. Hartenstein presented a summary of key terms of the First Amendments. Mr. Hartenstein stated that the Special Committee had recommended to the board of directors of Sirius XM Holdings approval of the First Amendments on the terms set forth in the drafts of the First Amendments. Following discussion, the board of directors of Sirius XM Holdings voted to approve the First Amendments and to recommend the First Amendment to the Agreement and Plan of Merger to Sirius XM Holdings’ stockholders.
On June 14, 2024, the Liberty Media board of directors received a presentation regarding the key terms of the First Amendments, including the Amended Exchange Ratio Proposal and certain restructuring matters, and on June 15, 2024, unanimously (i) approved and declared advisable the First Amendments and the transactions contemplated thereby, (ii) reaffirmed and approved the Redemption, as amended by the First Amendment to the Reorganization Agreement, and (iii) determined to recommend to the holders of Liberty SiriusXM Common Stock that such holders approve the Redemption, as amended by the First Amendment to the Reorganization Agreement, at the Special Meeting.
On June 16, 2024, following the approval by written consent of a subsidiary of Liberty Media, in its capacity as majority stockholder of Sirius XM Holdings, approving the First Amendment to the Agreement and Plan of Merger and the transactions contemplated thereby (which written consent became effective immediately following the execution and delivery of the First Amendment to the Agreement and Plan of Merger by all parties thereto), the parties entered into the First Amendments.
Liberty Media’s Reasons for the Transactions
Liberty Media’s management and board of directors periodically review the performance of Liberty Media to evaluate and respond to strategic opportunities and to determine if changes to its capital structure or other strategic opportunities would better maximize stockholder value. As part of this periodic review, Liberty Media’s separation of the assets and operations of the Braves Group, and the distribution of Atlanta Braves Holdings, Inc. (ABHI) to the holders of shares of Liberty Braves common stock and Liberty Formula One Common Stock (such separation and distributions, the ABHI Split-Off Transactions) and Liberty Media’s reclassification of its then-existing common stock into three new tracking stocks in August 2023 (such reclassification, the 2023 Reclassification) were undertaken with a view, among other business reasons, to reduce the trading discount associated with Liberty Media’s tracking stocks (and in particular, Liberty Braves common stock and Liberty SiriusXM Common Stock). Following those transactions and the review of the performance of the reclassified tracking stocks, Liberty Media’s management and board of directors believed that a significant trading discount has continued to be applied to the reclassified Liberty SiriusXM Common Stock. As a result, and with the view that a combination between Sirius XM Holdings and Liberty Media’s interest therein would present a mutually beneficial opportunity to rationalize the capital structure of both companies and further reduce the trading discount associated with Liberty SiriusXM Common Stock, the Liberty Media board of directors has determined to effect another change to Liberty Media’s capital structure by implementing the Transactions.
In determining to approve the Transactions, the Liberty Media board of directors believes that the Transactions will benefit Liberty Media and its businesses and result in the creation of stockholder value because, among other things, the aggregate trading value of the New Sirius Common Stock that will be held by former holders of Liberty SiriusXM Common Stock following the completion of the Transactions is expected to exceed the aggregate trading value of the existing Liberty SiriusXM Common Stock. The Liberty Media board of directors determined that the Transactions are advisable and in the best interests of Liberty Media and its stockholders. The Liberty Media board of directors took into account a number of factors (none of which can be guaranteed to occur) when approving the Transactions, including the following:
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Address historical trading discount.   Separating New Sirius is expected to meaningfully reduce (or eliminate) the discount to net asset value at which Liberty SiriusXM Common Stock has historically traded by eliminating the complexity and uncertainty associated with Liberty Media’s capital structure and creating a single-asset backed security. While the ABHI Split-Off Transactions and the 2023 Reclassification were intended, in part, to reduce the historical trading discount applied to Liberty SiriusXM Common Stock, this discount has persisted. Liberty Media believes the reasons for this discount include the complexity of the Liberty Media capital structure, multiple layers of financial reporting associated with the dual public holding company structure, uncertainty regarding future corporate opportunities at Sirius XM Holdings, uncertainty regarding Liberty Media’s plans with respect to its interest therein and uncertainty regarding the allocation of capital resources among Liberty Media’s tracking stock groups, among other things. The Transactions will eliminate all of these factors, which is expected to effectively address the historical trading discount.

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Attractive equity currency for New Sirius.   The Transactions will provide New Sirius with a more attractive, asset-backed equity currency with significant float that will be available to raise capital to fund its financial needs or for future acquisitions and growth opportunities. In addition, the enhanced liquidity of this equity currency should provide New Sirius with improved opportunities for convertible debt issuances and to execute other derivative transactions with respect to New Sirius equity. In addition, in connection with the amendments to the Exchange Ratio and the SiriusXM Exchange Ratio, the Liberty Media board of directors expects that the nominal share price of New

Sirius Common Stock immediately after the closing of the Transactions will more closely align with the price of the shares of Liberty SiriusXM Common Stock being redeemed in the Split-Off and expects the nominal price per share of New Sirius Common Stock to increase, which is designed to help improve trading dynamics in the stock and potentially increase its attractiveness to investors.
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Simplified capital and governance structure.   The Transactions will eliminate the tracking stock structure and the multiple voting classes of Liberty SiriusXM Common Stock and result in New Sirius being an independent public company, with no majority stockholder and a single class of shares outstanding. The additional float provided by the Transactions is also expected to improve trading liquidity for New Sirius stockholders. This simplified ownership structure will provide New Sirius with access to a broader investor base and expanded opportunities for index inclusion. In addition, the New Sirius management team will have greater flexibility to pursue growth and capital allocation strategies without taking into consideration the existence of a controlling stockholder.

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Attract and retain qualified personnel.   The Transactions are expected to enhance the ability of New Sirius to retain and attract qualified personnel. New Sirius’ independent equity currency will provide it with an effective tool for management equity compensation by enabling it to more effectively tailor employee benefit plans and retention programs and provide improved incentives to its management, employees and future hires that will better and more directly align the incentives for New Sirius’ management and employees with their performance.

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Expectation for tax-free transaction.   The Liberty Media board of directors’ expectation is that the Transactions will be completed in a manner that is generally tax-free to Liberty Media and its stockholders (except with respect to cash received in lieu of fractional shares).

The Liberty Media board of directors also considered a number of potential negative aspects and risks in approving the Transactions, including the following:
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the risk of being unable to achieve the benefits expected from the Transactions;

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the potential disruption of the businesses of Liberty Media and Sirius XM Holdings, as its management and employees devote time and resources to completing the Split-Off and Merger;

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the substantial costs of effecting the Split-Off and Merger;

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any tax liabilities that could arise from the Split-Off as well as the possibility that the IRS could successfully assert that the Split-Off is taxable to Liberty Media and/or its stockholders;

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the possibility that, as a result of New Sirius’ potential indemnification obligations to Liberty Media under the Tax Sharing Agreement, New Sirius may determine to forgo certain transactions that might otherwise be advantageous for some period of time following the Split-Off, including share repurchases, stock issuances, certain asset dispositions, and other strategic transactions;

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while the Transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, and as a result, it is possible that the Transactions might not be completed;

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the interests of Liberty Media’s directors and executive officers and the interests of Sirius XM Holdings’ directors and executive officers in the Transactions described under “— Interests of Certain Persons”;

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that the number of shares of New Sirius Common Stock to be issued in the Split-Off is based on an Exchange Ratio that does not take into account fluctuations in the share prices of Sirius XM Common Stock, and changes in the share price of Liberty SiriusXM Common Stock will not meaningfully impact the Exchange Ratio and, that, as a result, stock price changes may impact the value of the consideration expected to be received by holders of Liberty SiriusXM Common Stock in the Transactions; and

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that certain provisions of the Merger Agreement that require Liberty Media to pay Sirius XM Holdings a termination fee in certain circumstances could deter a third party from making a competing acquisition proposal for Liberty SiriusXM Common Stock or assets of the Liberty SiriusXM Group.

The Liberty Media board of directors evaluated the costs and benefits of the Transactions as a whole and did not find it necessary to assign relative weights to the specific factors considered. The Liberty Media board of directors concluded, however, that the potential benefits of the Transactions outweighed, in each case, the potential costs of the Transactions, and (a) with respect to the Split-Off, that separating New Sirius from Liberty Media by redeeming each outstanding share of LSXMA, LSXMB and LSXMK for a number of shares of New Sirius Common Stock equal to the Exchange Ratio and (b) with respect to the Merger, the acquisition of Sirius XM Holdings by New Sirius, is generally tax efficient, necessary, appropriate, advisable and in the best interests of Liberty Media and its stockholders.
The Liberty Media board of directors unanimously recommends that the holders of LSXMA and LSXMB vote “FOR” the Split-Off Proposal.
Sirius XM Holdings’ Reasons for the Merger
Recommendation of the Sirius XM Holdings Special Committee
On December 11, 2023, the Special Committee, consisting entirely of independent and disinterested directors of Sirius XM Holdings, unanimously (a) determined that the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, are advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, and (b) recommended that the Sirius XM Holdings board of directors (i) determine that the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, are advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, (ii) approve the execution and delivery of the transaction agreements and the consummation and performance by Sirius XM Holdings of the transactions contemplated thereby and (iii) recommend the adoption of the Merger Agreement to Sirius XM Holdings stockholders, other than Liberty Media and its subsidiaries.
In the course of making the determinations and the recommendation described above, the Special Committee considered a wide variety of factors, including the following factors, which the Special Committee viewed as generally supporting such determinations and recommendation:
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the Special Committee’s review and assessment of (a) the audio entertainment businesses in which members of the Sirius XM Holdings group operates and Sirius XM Holdings’ competitive position and prospects, (b) Sirius XM Holdings’ business, operations, financial condition, management, earnings, prospects and strategy and (c) the impact of historical and current financial market conditions on Sirius XM Holdings, including historical market trading prices and volatility of Sirius XM Common Stock;

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the fact that New Sirius will have a single class of “one share, one vote” common stock following the Transactions, and will no longer have a controlling stockholder, which the Special Committee believed would improve Sirius XM Holdings’ strategic flexibility;

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the Special Committee’s belief that the Transactions will result in more trading liquidity for New Sirius Common Stock and the potential for future eligibility for inclusion in stock market indexes, such as the S&P 500 Index, which the Special Committee believed would increase demand for New Sirius Common Stock;

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the fact that the holders of shares of Sirius XM Common Stock (other than Liberty Media, New Sirius and their respective subsidiaries) will be compensated, through a downward adjustment to the Exchange Ratio, for certain liabilities being assumed by New Sirius in connection with the Transactions, which takes into account, among other things, the (a) net indebtedness of the Liberty SiriusXM Group, (b) net tax liabilities of the Liberty SiriusXM Group, (c) certain liabilities attributed to the Liberty SiriusXM Group arising from the Specified Litigation Matter under certain circumstances, (d) expenses of the Liberty SiriusXM Group incurred in connection with the Transactions, (e) the dilution associated with the assumption of currently outstanding Liberty SiriusXM Group option and other equity awards, and (f) the aggregate fair value (as of the grant date) of all Liberty SiriusXM Group option awards issued between signing and closing;

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the Special Committee’s belief that the Transactions were structured in an effective and tax-efficient manner;

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the efforts made to negotiate transaction agreements that would be favorable to Sirius XM Holdings and the holders of shares of Sirius XM Common Stock (other than Liberty Media, New Sirius and their respective subsidiaries) and the terms and conditions of the fully negotiated transaction agreements;

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the efforts made to negotiate the ancillary agreements in forms that would be favorable to Sirius XM Holdings and the holders of shares of Sirius XM Common Stock (other than Liberty Media, New Sirius and their respective subsidiaries), and the terms and conditions of the fully negotiated ancillary agreements;

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the fact that, under the Merger Agreement, Liberty Media may be required to pay to Sirius XM Holdings a termination fee if the Merger Agreement is terminated under certain circumstances, including in the event of a Liberty Adverse Recommendation Change, as further described in the section entitled “Transaction Agreements — Merger Agreement — Termination” and “Transaction Agreements — Merger Agreement — Termination Fee;”

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the fact that the New Sirius board of directors will (a) consist of nine directors, a majority of whom will be independent under the Nasdaq listing rules, five of whom will be designated by Liberty Media and four of whom will be designated by Sirius XM Holdings, and (b) be classified until the third annual meeting of stockholders of New Sirius held after the Merger Effective Time, which the Special Committee believed would provide stability for a period following the completion of the Transactions;

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the fact that certain entities related to Liberty SiriusXM Group’s largest stockholder, Mr. Malone, entered into a voting agreement to vote their shares of LSXMA and LSXMB, representing approximately 48.2% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate as of October 31, 2023 in favor of the Split-Off and the other Transactions;

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the financial analyses reviewed and discussed with the Special Committee by Solomon Partners including, but not limited to, the financial analyses described in the section entitled “The Proposed Transactions — Opinion of Financial Advisor to the Special Committee;” and

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the oral opinion of Solomon Partners to the Special Committee, subsequently confirmed in writing by delivery of its written opinion to the Special Committee, dated December 11, 2023, as to the fairness, from a financial point of view and as of such date and based upon and subject to the factors, limitations, qualifications and assumptions set forth therein, of the SiriusXM Exchange Ratio to the holders of Sirius XM Common Stock (other than Liberty Media and its subsidiaries), which opinion was based on and subject to the factors, assumptions, limitations, qualifications and other matters set forth in the opinion, as more fully described in the section entitled “The Proposed Transactions — Opinion of Financial Advisor to the Special Committee.”

In the course of making the determinations and the recommendation described above, the Special Committee also considered the following factors relating to the procedural safeguards that it believed would ensure the fairness of the Transactions and permit the Special Committee to represent effectively the interests of the holders of shares of Sirius XM Common Stock (other than Liberty Media, New Sirius and their respective subsidiaries):
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the fact that the Special Committee consists of two independent and disinterested directors of Sirius XM Holdings who are not affiliated with Liberty Media, are not employees of Liberty Media or any of its affiliates (including Sirius XM Holdings), and have no financial interest in the Transactions different from, or in addition to, the interests of the holders of shares of Sirius XM Common Stock (other than Liberty Media, New Sirius and their respective subsidiaries) other than their interests described under “— Interests of Certain Persons — Interests of the Directors and Executive Officers of Sirius XM Holdings in the Transactions;”

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the fact that the Special Committee was advised by Solomon Partners, as financial advisor, and by Debevoise & Plimpton LLP, as legal advisor, each a nationally recognized firm selected by the Special Committee;

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the fact that the Special Committee conducted deliberations, in more than 20 formal meetings, during a period of approximately three months regarding the Transactions; and

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the fact that the Special Committee was aware that it had no obligation to recommend any transaction.

The Special Committee also weighed the factors described above against certain factors and potential risks associated with entering into the transaction agreements, including the following:
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the risk that the full strategic and financial benefits expected to result from the Transactions may not be realized fully or at all or may take longer to realize than expected;

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the expectation that, upon completion of the Transactions, New Sirius will be more leveraged with debt, which could adversely affect New Sirius’ future business plans, ability to raise capital, credit ratings, cash interest and financial flexibility;

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the risk that liabilities of the Liberty SiriusXM Group assumed by New Sirius in connection with the Transactions may be greater than anticipated;

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the potential for short-term downward share price pressure from the increased public float of New Sirius compared to Sirius XM Holdings and the related share churn;

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the ability of the Liberty Media board of directors under the terms of the Merger Agreement to change its recommendation in favor of the Transactions if the failure to take such action would result in a violation of their fiduciary duties, as further described in the section entitled “Transaction Agreements — Merger Agreement — Liberty Media Board Recommendation and Adverse Recommendation Change;”

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the risk that the Transactions may not be completed on the terms or timeline currently contemplated by Sirius XM Holdings and Liberty Media or at all, including for reasons outside the control of Sirius XM Holdings or Liberty Media;

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the risks to, and the costs that could be borne by, Sirius XM Holdings if the Transactions are not completed, including the potential for diversion of management and employee attention and the potential effect of the pendency of the Transactions on Sirius XM Holdings’ business and relations with customers and suppliers and other third parties;

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the risk that certain key employees of Sirius XM Holdings might choose not to remain with New Sirius following the completion of the Transactions, or that New Sirius may be unable to retain, recruit and motivate employees as a result of the announcement of, and during the pendency of, the Transactions;

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the restrictions set forth in the Merger Agreement on the conduct of Sirius XM Holdings’ business prior to completion of the Transactions, which require Sirius XM Holdings to conduct its business only in the ordinary course, subject to specified limitations, which could delay or prevent Sirius XM Holdings from undertaking business opportunities that may arise pending completion of the Transactions;

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the restrictions in the Merger Agreement on Sirius XM Holdings’ ability to solicit alternative takeover proposals prior to completion of the Transactions;

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the possibility that if the Transactions fail to qualify for their intended tax treatment, New Sirius, as well as New Sirius stockholders, could suffer material adverse consequences, as further discussed in the section entitled “U.S. Federal Income Tax Consequences;”

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the fact that, to preserve the intended tax treatment of the Transactions, the Tax Sharing Agreement will impose certain restrictions on New Sirius during the two-year period following the Transactions, including restrictions that may limit the ability of New Sirius to pursue strategic transactions that it may otherwise believe to be in the best interests of New Sirius and its stockholders or that might increase the value of its business;

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the fact that certain provisions in New Sirius’ amended and restated charter and amended and restated bylaws may discourage, delay, or prevent a change of control of New Sirius or changes in its management, including the establishment of a classified board of directors for the period of time prescribed by New Sirius’ amended and restated charter, which may depress the trading price of New Sirius Common Stock;
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the risk of incurring substantial expenses related to the Transactions, including in connection with any litigation that may result from the announcement or pendency of the Transactions, some of which may be payable even if the Transactions are not completed;

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the risk that the transaction agreements may be terminated in accordance with their terms prior to the Split-Off Effective Time, including the ability of each of Sirius XM Holdings and Liberty Media to terminate the Merger Agreement in the event that the Transactions have not been consummated by November 15, 2024; and

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the various other applicable risks associated with Sirius XM Holdings, New Sirius, Liberty Media and the Transactions, including the risks described in the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Risk Factors.”

The foregoing discussion of the information and factors considered by the Special Committee in making its determinations and recommendation described above is not intended to be exhaustive, but includes the material factors considered by the Special Committee. In view of the wide variety of factors considered in connection with its evaluation of the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, and the complexity of these matters, the Special Committee did not find it practicable to, and did not attempt to, quantify, rank, or assign any relative or specific weights to the various factors considered in reaching its determinations and making its recommendation. In addition, individual directors may have given different weights to different factors. The Special Committee considered all of the foregoing factors as a whole and based its recommendation on the totality of the information presented.
The foregoing discussion also contains forward-looking statements with respect to future events that may have an effect on Sirius XM Holdings’ business, financial condition, or results of operations or the future financial performance of New Sirius. See the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Risk Factors.”
Recommendation of the Sirius XM Holdings Board of Directors
On December 11, 2023, following the unanimous recommendation of the Special Committee, the Sirius XM Holdings board of directors, by unanimous approval of directors present, (a) determined that the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, are advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, (b) approved the execution and delivery of the transaction agreements to which Sirius XM Holdings is a party and the consummation and performance by Sirius XM Holdings of the transactions contemplated thereby and (c) recommended to the Sirius XM Holdings stockholders, other than Liberty Media and its subsidiaries, the Merger Agreement for adoption.
In the course of making such determinations and recommendation, the Sirius XM Holdings board of directors considered the following factors:
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the Special Committee’s analyses, conclusions and unanimous determination that the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, were advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, and its recommendation that the Sirius XM Holdings board of directors (a) determine that the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, are advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, (b) approve the execution and delivery of the transaction agreements and the consummation and performance by Sirius XM Holdings of the transactions contemplated thereby and (c) recommend the adoption of the Merger Agreement to Sirius XM Holdings Stockholders, other than Liberty Media and its subsidiaries; and

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the fact that the Special Committee consists of two independent and disinterested directors of Sirius XM Holdings who are not affiliated with Liberty Media, are not employees of Liberty Media or any of its affiliates (including Sirius XM Holdings), and have no financial interest in the Transactions different from, or in addition to, the interests of the holders of shares of Sirius XM Common Stock (other than Liberty Media, New Sirius and their respective subsidiaries) other than their interests described under “— Interests of Certain Persons — Interests of the Directors and Executive Officers of Sirius XM Holdings in the Transactions.”
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that the increased market price of the New Sirius Common Stock (as compared to the current price of SiriusXM Common Stock) expected as a result of implementing the Amended Exchange Ratio Proposal:

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could improve the marketability and liquidity of New Sirius Common Stock and could encourage interest and trading in New Sirius Common Stock, which could, among other things, promote greater liquidity for shareholders with respect to those shares presently held by them;

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may allow a broader range of institutions to invest in New Sirius Common Stock (including investors that, as a matter of policy or practice, avoid or are prohibited from buying stocks that are priced below a certain threshold), potentially increasing the liquidity of New Sirius Common Stock; and

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could provide a benefit for inclusion in the S&P 500 Index and/or the S&P 400 index.

The Sirius XM Holdings board of directors also weighed the factors described above with respect to the Amended Exchange Ratio Proposal with certain factors and potential risks associated with the Amended Exchange Ration Proposal, including the potential negative market perception.
The foregoing discussion of the information and factors considered by the Sirius XM Holdings board of directors in making its determinations and recommendation is not intended to be exhaustive, but includes the material factors considered by the Sirius XM Holdings board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transaction agreements and the transactions contemplated by the transaction agreements, and the complexity of these matters, the Sirius XM Holdings board of directors did not find it practicable to, and did not attempt to, quantify, rank or assign any relative or specific weights to the various factors considered in making its determinations and recommendation. In addition, individual directors may have given different weights to different factors. The Sirius XM Holdings board of directors considered all of the foregoing factors as a whole and based its recommendation on the totality of the information presented.
In considering the recommendation of the Sirius XM Holdings board of directors with respect to the proposal to adopt the transaction agreements, you should be aware that some of Sirius XM Holdings’ directors and executive officers may have interests in the Transactions that are different from yours. The Special Committee was aware of and considered these interests, among other matters, in evaluating the transaction agreements and the Transactions, and in recommending that the Sirius XM Holdings board of directors recommend the transaction agreements be adopted by Sirius XM Holdings’ stockholders, other than Liberty Media and its subsidiaries. See the section entitled “— Interests of Certain Persons — Interests of the Directors and Executive Officers of Sirius XM Holdings in the Transactions.”
Opinion of Financial Advisor to the Special Committee
At the request of the Special Committee, Solomon Partners delivered its oral opinion to the Special Committee, subsequently confirmed in writing by delivery of its written opinion to the Special Committee, dated December 11, 2023, that as of such date and based upon and subject to the factors, limitations, qualifications and assumptions set forth therein, the SiriusXM Exchange Ratio was fair, from a financial point of view, to the holders of Sirius XM Common Stock (other than Liberty Media or its subsidiaries). For the avoidance of doubt, for purposes of Solomon Partners’ opinion, any references to the holders of Sirius XM Common Stock do not include the holders of Liberty SiriusXM Common Stock.
The full text of the written opinion of Solomon Partners, dated December 11, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/notice/prospectus/information statement as Annex G. The following description of Solomon Partners’ opinion is qualified in its entirety by reference to the full text of its written opinion. Solomon Partners provided its opinion for the information and assistance of the Special Committee (in its capacity as such) in connection with its consideration of the Transactions. Solomon Partners’ opinion does not constitute a recommendation to the Special Committee, the Board, the holders of Sirius XM Common Stock or any other person as to how such person should vote or act with respect to the Transactions, any matter related thereto or any other matter.
For purposes of its opinion, Solomon Partners:
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reviewed certain publicly available financial statements and other information of Sirius XM Holdings and the Liberty SiriusXM Group (which include information related to the assets and liabilities associated with the New Sirius Assets and Liabilities and the businesses attributed to the Liberty SiriusXM Group immediately prior to the Contribution);

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reviewed certain historical, internal financial statements and other financial and operating data for each of Sirius XM Holdings and the Liberty SiriusXM Group prepared and provided to Solomon Partners by the management of Sirius XM Holdings and Liberty Media, respectively, and reviewed and approved by the Special Committee for Solomon Partners’ use;

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reviewed the Sirius XM Holdings financial projections prepared by management of Sirius XM Holdings and approved for Solomon Partners’ use by Sirius XM Holdings as further described below in the section entitled “— Sirius XM Holdings Financial Projections”;

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discussed the past and current operations, financial condition and prospects of Sirius XM Holdings and the Liberty SiriusXM Group with the management of Sirius XM Holdings and Liberty Media, respectively;

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considered the potential pro forma impact of the Transactions on Sirius XM Holdings;

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reviewed the reported trading prices and trading activity for Sirius XM Common Stock and Liberty SiriusXM Common Stock;

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compared the financial performance and condition of Sirius XM Holdings with that of certain other publicly traded companies that Solomon Partners deemed relevant;

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participated in certain discussions among management and other representatives of each of Sirius XM Holdings and Liberty Media;

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reviewed a draft dated December 10, 2023 of the Merger Agreement;

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reviewed a draft dated December 10, 2023 of the Reorganization Agreement; and

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performed such other analyses and reviewed such other material and information as Solomon Partners deemed appropriate.

Solomon Partners assumed and relied upon the accuracy and completeness of the information reviewed by it for the purposes of its opinion and Solomon Partners did not assume any responsibility for independent verification of such information and relied on such information being complete and correct. Solomon Partners relied on assurances of the management of Sirius XM Holdings that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to Solomon Partners’ analysis or opinion. With respect to the Sirius XM Holdings financial projections, which the Special Committee consented to Solomon Partners using for purposes of its analysis and opinion, Solomon Partners assumed with the Special Committee’s consent that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Sirius XM Holdings. Solomon Partners expressed no opinion as to these financial forecasts or the assumptions on which they are made. Solomon Partners did not conduct any physical inspection of the facilities or property of Sirius XM Holdings or the Liberty SiriusXM Group. Solomon Partners did not assume any responsibility for, or perform any independent valuation or appraisal of, the assets or liabilities of either Sirius XM Holdings or the Liberty SiriusXM Group (including any New Sirius Assets and Liabilities or assets or liabilities (including tax assets or liabilities) taken into account in the net liabilities share adjustment used to calculate the Exchange Ratio in the Reorganization Agreement), nor was Solomon Partners furnished with any such valuation or appraisal. Furthermore, Solomon Partners did not consider any tax, accounting, legal or regulatory effects of the Transactions or any other aspect of the transactions relating to the Transactions on any person or entity.

Solomon Partners assumed that the final forms of each of the Merger Agreement and the Reorganization Agreement would be substantially the same as the drafts reviewed by Solomon Partners in all respects material to its opinion. Solomon Partners assumed that the Merger would be consummated in accordance with the terms of the Merger Agreement and that the Restructuring and the Redemption would be consummated in accordance with the terms of the Reorganization Agreement, in each case, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transactions, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on Liberty Media, Sirius XM Holdings or the contemplated benefits of the Transactions or that otherwise would be in any respect material to Solomon Partners’ analysis or opinion. Solomon Partners further assumed that all representations and warranties set forth in each of the Merger Agreement and the Reorganization Agreement were, and would be, true and correct as of all the dates made or deemed made and that all parties to each of the Merger Agreement and the Reorganization Agreement would comply with all covenants of such parties thereunder, in each case, in all respects material to Solomon Partners’ analysis or opinion. Solomon Partners expressed no opinion as to what the value of New Sirius Common Stock actually would be when issued pursuant to the Merger or the prices at which New Sirius Common Stock, Sirius XM Common Stock or Liberty SiriusXM Common Stock would actually trade at any time.
Solomon Partners’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and other information made available to Solomon Partners as of, December 11, 2023. Although subsequent developments may affect its opinion, Solomon Partners has no obligation to update, revise or reaffirm its opinion. In particular, Solomon Partners did not express any view or opinion as to the potential effects of volatility in the credit, financial and stock markets on Liberty Media, Sirius XM Holdings or the Transactions, or as to impact of the Transactions on the solvency or viability of Liberty Media, Sirius XM Holdings or New Sirius or the ability of Liberty Media, Sirius XM Holdings or New Sirius to pay their respective obligations when they come due. Furthermore, Solomon Partners’ opinion did not address Sirius XM Holdings’ underlying business decision to consummate the Merger, and Solomon Partners’ opinion did not address the relative merits of the Transactions as compared to any alternative transactions, transaction structures or business strategies that might be available to Sirius XM Holdings. For purposes of Solomon Partners’ analyses, at the direction of the Special Committee and with its consent, Solomon Partners took into account the terms of the Transactions. However, Solomon Partners’ opinion was limited to the fairness, from a financial point of view, as of the date of its opinion, of the SiriusXM Exchange Ratio pursuant to the Merger Agreement to the holders of Sirius XM Common Stock (other than Liberty Media or its subsidiaries), and Solomon Partners’ opinion did not address, and Solomon Partners did not express any view or opinion as to, any other aspect or implication of the Transactions or any other term of the Merger Agreement, the Reorganization Agreement or other agreement, arrangement or understanding entered into in connection with the Transactions, including the form or structure of the consideration to be paid in connection with the Transactions and/or the fairness (or relative fairness) of the Exchange Ratio or consideration to be received by the holders of Liberty SiriusXM Common Stock in the Transactions.
The issuance of Solomon Partners’ opinion to the Special Committee was authorized by Solomon Partners’ fairness opinion committee.
The following summarizes the significant financial analyses performed by Solomon Partners and provided to, and reviewed with, the Special Committee in connection with the delivery of Solomon Partners’ opinion to the Special Committee. The financial analyses summarized below include information presented in tabular format. In order to fully understand Solomon Partners’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.
Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Solomon Partners’ financial analyses. The following summary, however, does not purport to be a complete description of the financial analyses performed by Solomon Partners, nor does the order of analyses described represent the relative importance or weight given to those analyses by Solomon Partners. Except as otherwise noted, the following quantitative information, to the extent that such information is based on market data, is based on market data as it existed on or before December 8, 2023, and is not necessarily indicative of current market conditions.

Selected Publicly Traded Companies Analysis
Solomon Partners reviewed and compared certain financial information for Sirius XM Holdings to corresponding financial information for the following publicly traded companies in the media and entertainment industry (collectively, the Selected Companies):
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Charter Communications, Inc.

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Comcast Corporation

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Endeavor Group Holdings, Inc.

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Fox Corporation

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iHeartMedia, Inc.

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Lions Gate Entertainment Corporation

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Netflix, Inc.

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Paramount Global

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Roku, Inc.

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Spotify Technology S.A.

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Universal Music Group N.V.

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The Walt Disney Company

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Warner Bros. Discovery, Inc.

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Warner Music Group Corporation

Although none of the Selected Companies is directly comparable to Sirius XM Holdings, the Selected Companies included were chosen by Solomon Partners because they were publicly traded companies which engage in one or more similar businesses or activities as Sirius XM Holdings or operate in related industries.
Solomon Partners calculated and compared various financial multiples for the Selected Companies and Sirius XM Holdings based on historical financial data from publicly available sources and forecasts from Wall Street research available as of December 8, 2023 for the Selected Companies and Sirius XM Holdings.
With respect to the Selected Companies, Solomon Partners calculated:
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the enterprise value (which represents the equity value plus book values of total debt, including preferred stock and minority interests, less cash and cash equivalents) (EV) as a multiple of median Wall Street equity research analyst estimates of earnings before interest, tax, depreciation, amortization (EBITDA), adjusted to exclude non-recurring and extraordinary items (Adjusted EBITDA) for calendar year 2023 (CY2023E Adjusted EBITDA); and

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EV as a multiple of median Wall Street equity research analyst estimates of EBITDA, adjusted to exclude non-recurring and extraordinary items, for calendar year 2024 (CY2024E Adjusted EBITDA).

The table below summarizes the results of these calculations:
Selected Companies
EV as a Multiple of:	Low	Median	Mean	High
CY2023E Adjusted EBITDA(1)	6.7x	9.2x	12.7x	28.6x
CY2024E Adjusted EBITDA(2)	6.0x	8.6x	14.7x	59.9x

(1)
Excluded Spotify Technology SA and Roku Inc. as not meaningful.

(2)
Excluded Roku Inc. as not meaningful.

The ranges of multiples used by Solomon Partners were chosen by Solomon Partners utilizing its professional judgment and experience, taking into account Solomon Partners’ review of the multiples of the Selected Companies.

Using the results of the above analysis, and based upon Sirius XM Holdings CY2023E Adjusted EBITDA and CY2024E Adjusted EBITDA (based on the Sirius XM Holdings financial projections) Solomon Partners analyzed implied values per share of Sirius XM Common Stock on both a pre-transaction/status quo basis and on a pro forma basis, assuming the consummation of the Transactions:
CY2023E Adjusted EBITDA
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Pre-transaction/Status Quo:   Solomon Partners applied a range of EV/CY2023E Adjusted EBITDA multiples for the Selected Companies of 9.2x – 12.7x to Sirius XM Holdings’ CY2023E Adjusted EBITDA of $2,787 million (based on the Sirius XM Holdings financial projections) to derive a range of implied enterprise values for Sirius XM Holdings pre-transaction. Solomon Partners then subtracted the net debt outstanding as of September 30, 2023 (as derived from Sirius XM Holdings’ Form 10-Q for the period ended September 30, 2023) from this range of implied enterprise values for Sirius XM Holdings to derive a range of implied equity values for Sirius XM Holdings pre-transaction. Solomon Partners then divided this range of implied equity values by Sirius XM Holdings’ fully diluted shares outstanding as of October 27, 2023 (as reflected in Sirius XM Holdings’ Form 10-Q for the period ended September 30, 2023 and including the dilutive effect (using the treasury stock method) of any exercisable Sirius XM Holdings options and other equity awards) to derive a range of implied values per share of Sirius XM Common Stock of $4.24 – $6.74 on a pre-transaction/status quo basis.

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Pro Forma:   Solomon Partners then applied the range of EV/CY2023E Adjusted EBITDA multiples for the Selected Companies of 9.2x – 12.7x to Sirius XM Holdings’ CY2023E Adjusted EBITDA of $2,787 million (based on the Sirius XM Holdings financial projections) to derive a range of implied enterprise values for Sirius XM Holdings pro forma for the consummation of the Transactions. Solomon Partners then subtracted the pro forma net debt outstanding as of September 30, 2023 (as derived from Sirius XM Holdings’ Form 10-Q for the period ended September 30, 2023), as adjusted for the estimated net liabilities that are taken into account in the net liabilities share adjustment used to calculate the Exchange Ratio in the Reorganization Agreement from this range of implied enterprise values for Sirius XM Holdings to derive a range of implied equity values for Sirius XM Holdings pro forma. Solomon Partners then divided this range of implied equity values by Sirius XM Holdings’ pro forma fully diluted shares outstanding as of October 27, 2023 (as reflected in Sirius XM Holdings’ Form 10-Q for the period ended September 30, 2023 and including the dilutive effect (using the treasury stock method) of any exercisable Sirius XM Holdings options and other equity awards and adjusted for the effects of the Transactions (including the dilutive effect of Liberty Media’s 3.75% Convertible Senior Notes due 2028)) to derive a range of implied values per share of Sirius XM Common Stock of $4.24 – $6.93 on a pro forma basis.

CY2024E Adjusted EBITDA
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Pre-transaction/Status Quo:   Solomon Partners applied a range of EV/CY2024E Adjusted EBITDA multiples for the Selected Companies of 8.6x – 14.7x to Sirius XM Holdings’ CY2024E Adjusted EBITDA of $2,715 million (based on the Sirius XM Holdings financial projections) to derive a range of implied enterprise values for Sirius XM Holdings pre-transaction. Solomon Partners then subtracted the net debt outstanding as of September 30, 2023 (as derived from Sirius XM Holdings’ Form 10-Q for the period ended September 30, 2023) from this range of implied enterprise values for Sirius XM Holdings to derive a range of implied equity values for Sirius XM Holdings pre-transaction. Solomon Partners then divided this range of implied equity values by Sirius XM Holdings’ fully diluted shares outstanding as of October 27, 2023 (as reflected in Sirius XM Holdings’ Form 10-Q for the period ended September 30, 2023 and including the dilutive effect (using the treasury stock method) of any exercisable Sirius XM Holdings options and other equity awards) to derive a range of implied values per share of Sirius XM Common Stock of $3.65 – $7.88 on a pre-transaction/status quo basis.

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Pro Forma:   Solomon Partners then applied the range of EV/CY2024E Adjusted EBITDA multiples for the Selected Companies of 8.6x – 14.7x to Sirius XM Holdings’ CY2024E Adjusted EBITDA of $2,715 million (based on the Sirius XM Holdings financial projections) to derive a range of implied enterprise values for Sirius XM Holdings pro forma for the consummation of the

Transactions. Solomon Partners then subtracted the pro forma net debt outstanding as of September 30, 2023 (as derived from Sirius XM Holdings’ Form 10-Q for the period ended September 30, 2023), as adjusted for the estimated net liabilities that are taken into account in the net liabilities share adjustment used to calculate the Exchange Ratio in the Reorganization Agreement from this range of implied enterprise values for Sirius XM Holdings to derive a range of implied equity values for Sirius XM Holdings pro forma. Solomon Partners then divided this range of implied equity values by Sirius XM Holdings’ pro forma fully diluted shares outstanding as of October 27, 2023 (as reflected in Sirius XM Holdings’ Form 10-Q for the period ended September 30, 2023 and including the dilutive effect (using the treasury stock method) of any exercisable Sirius XM Holdings options and other equity awards and adjusted for the effects of the Transactions (including the dilutive effect of Liberty Media’s 3.75% Convertible Senior Notes due 2028)) to derive a range of implied values per share of Sirius XM Common Stock of $3.61 – $8.14 on a pro forma basis.
Illustrative Present Value of Future Stock Price Analysis
Solomon Partners performed an illustrative analysis of the implied present value of the future price per share of Sirius XM Common Stock on both a pre-transaction/status quo basis and on a pro forma basis, assuming the consummation of the Transactions. The analysis is designed to provide an indication of the present value of a theoretical future value of a company’s stock price as a function of such company’s estimated future enterprise value to last twelve months (LTM) Adjusted EBITDA (EV/LTM Adjusted EBITDA) multiples. The range of EV/LTM Adjusted EBITDA multiples used by Solomon Partners was chosen by Solomon Partners utilizing its professional judgment and experience, taking into account Solomon Partners’ review of the EV/LTM Adjusted EBITDA multiples for the Selected Companies based on historical financial data from publicly available sources available as of December 8, 2023, from which Solomon Partners observed an EV/LTM Adjusted EBITDA multiple reference range for the Selected Companies of 6.0x – 30.9x, with a mean and median of 13.2x and 8.7x, respectively.
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Pre-transaction/Status Quo.   Solomon Partners first calculated a range of implied enterprise values for Sirius XM Holdings as of December 31 of each of 2024 and 2025 by applying a range of EV/LTM Adjusted EBITDA multiples of 8.7x – 13.2x to Sirius XM Holdings’ estimated Adjusted EBITDA for the twelve months ending on December 31 of each of 2024 and 2025 (based on the Sirius XM Holdings financial projections). Solomon Partners derived a range of implied equity values for Sirius XM Holdings by subtracting from this range of implied enterprise values Sirius XM Holdings’ estimated net debt (based on the Sirius XM Holdings financial projections) as of December 31 of each of 2024 and 2025. Solomon Partners then divided this range of implied equity values by Sirius XM Holdings’ fully diluted shares outstanding (based on the Sirius XM Holdings financial projections and including the dilutive effect (using the treasury stock method) of any exercisable Sirius XM Holdings options and other equity awards) to calculate a range of implied future share prices for Sirius XM Holdings, which were then discounted back to December 8, 2023 using an illustrative discount rate of 11.3%, reflecting Sirius XM Holdings’ estimated cost of equity. This analysis resulted in a range of implied present values per share of Sirius XM Common Stock of $3.47 – $6.38 (based on Sirius XM Holdings’ estimated Adjusted EBITDA for the twelve months ending December 31, 2024, based on the Sirius XM Holdings financial projections) and $3.62 – $6.38 (based on Sirius XM Holdings estimated Adjusted EBITDA for the twelve months ending December 31, 2025, based on the Sirius XM Holdings financial projections), in each case on a pre-transaction/status quo basis.

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Pro Forma.   Solomon Partners then calculated a range of implied enterprise values for Sirius XM Holdings as of December 31 of each of 2024 and 2025 by applying a range of EV/LTM Adjusted EBITDA multiples of 8.7x – 13.2x to Sirius XM Holdings’ estimated Adjusted EBITDA for the twelve months ending December 31 of each of 2024 and 2025 (based on the Sirius XM Holdings financial projections). Solomon Partners derived a range of implied equity values for Sirius XM Holdings by subtracting from this range of implied enterprise values Sirius XM Holdings’ estimated pro forma net debt assuming the consummation of the Transactions (based on the Sirius XM Holdings financial projections) as of December 31 of each of 2024 and 2025. Solomon Partners then divided this range of implied equity values by Sirius XM Holdings’ pro forma fully diluted shares outstanding assuming the consummation of the Transactions (based on the Sirius XM Holdings financial projections and including the dilutive effect (using the treasury stock method) of any exercisable Sirius XM Holdings options and other equity awards and the dilutive effect of Liberty Media’s 3.75% Convertible Senior Notes due 2028) to calculate a range of implied future share prices for Sirius XM Holdings, which were then discounted back to December 8, 2023 using an illustrative discount rate of 11.3%, reflecting Sirius XM Holdings’ estimated cost of equity. This analysis resulted in a range of implied present values per share of Sirius XM Common Stock of $3.50 – $6.51 (based on Sirius XM Holdings’ estimated Adjusted EBITDA for the twelve months ending December 31, 2024, based on the Sirius XM Holdings financial projections) and $3.66 – $6.52 (based on Sirius XM Holdings’ estimated Adjusted EBITDA for the twelve months ending December 31, 2025, based on the Sirius XM Holdings financial projections), each case on a pro forma basis.
The discount rate of 11.3% applied by Solomon Partners to calculate the present value of the ranges of implied future values per share of Sirius XM Common Stock on a pre-transaction/status quo basis and on a pro forma basis, in each case, reflects Sirius XM Holdings’ estimated weighted average cost of capital (derived by the application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal tax rate and a beta for such company, as well as certain financial metrics for the U.S. financial markets generally).
Other Factors
Solomon Partners noted for the Special Committee certain additional factors solely for informational purposes, including among other things, the following:
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Historical Company Share Trading Analysis.   Solomon Partners reviewed the historical trading prices for Sirius XM Common Stock for the three-year period ended December 8, 2023, which indicated a range of trading prices per share of $3.42 to $7.81.

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Analyst Price Target Analysis.   Solomon Partners reviewed stock price targets for Sirius XM Common Stock in recently published, publicly available Wall Street research analyst reports available as of December 8, 2023, which indicated low and high stock price targets for Sirius XM Holdings ranging from $3.50 to $7.00 per share of Sirius XM Common Stock.

Solomon Partners’ historical company share trading analysis and analyst price target analysis were not fundamental valuation methodologies and were not used by Solomon Partners as a basis for rendering its fairness opinion.
Miscellaneous
In arriving at its opinion, Solomon Partners performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Solomon Partners’ opinion. In arriving at its fairness determination, Solomon Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Solomon Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Sirius XM Holdings, Liberty Media or the Transactions.
Solomon Partners prepared these analyses in connection with rendering its opinion to the Special Committee as to the fairness, from a financial point of view, as of the date of its written opinion, of the SiriusXM Exchange Ratio to the holders of Sirius XM Common Stock (other than Liberty Media or its subsidiaries). These analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sirius XM Holdings,

Liberty Media, New Sirius, Solomon Partners or any other person assumes responsibility if future results are materially different from those forecast.
In connection with its engagement, Solomon Partners was not authorized to, and did not, solicit third-party indications of interest in the acquisition of all or a part of Sirius XM Holdings, nor did Solomon Partners negotiate with any parties with respect to any such transaction.
As described above, Solomon Partners’ opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to recommend the approval of the Transactions. For a discussion of the factors that the Special Committee considered in determining to recommend the approval of the Transactions, please see the above section entitled “The Proposed Transactions — Sirius XM Holdings’ Reasons for the Merger — Recommendation of the Sirius XM Holdings Special Committee” beginning on page 94 of this proxy statement/notice/prospectus/information statement. The foregoing summary does not purport to be a complete description of the analyses performed by Solomon Partners in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Solomon Partners attached to this proxy statement/notice/prospectus/information statement as Annex G.
Natixis, S.A. (Natixis), the holder of a majority of Solomon Partners’ outstanding voting equity, is, together with its affiliates, engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management, insurance, and other financial and non-financial activities and services for various persons and entities. Natixis, its affiliates, employees, and funds, and other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Liberty Media, Sirius XM Holdings or any of their respective affiliates, successors and third parties, or any currency or commodity that may be involved in the Transactions.
The Special Committee selected Solomon Partners as its financial advisor because it is a recognized financial advisory firm that has substantial experience in transactions similar to the Transactions. Pursuant to an engagement letter, dated September 28, 2023, the Special Committee engaged Solomon Partners to act as its financial advisor in connection with the Transactions. The engagement letter provides for a fee consisting of (a) a retainer fee of $6.0 million, which was payable upon the execution of the engagement letter, (b) $2.0 million, which was payable upon the delivery by Solomon Partners of its opinion, dated as of December 11, 2023, to the Special Committee; and (c) $22.0 million, which is contingent upon the closing of the Merger. In addition, the Company has agreed to reimburse Solomon Partners’ expenses and indemnify Solomon Partners against certain liabilities arising out of Solomon Partners’ engagement. Solomon Partners has not, during the two years preceding the date of its written opinion, provided any financial advisory services to Liberty Media, Sirius XM Holdings or their respective affiliates, except that Solomon Partners has provided financial and strategic advisory services to the Special Committee in connection with its consideration of Sirius XM Holdings’ policy with respect to the return of capital to its stockholders and other contractual arrangements between Sirius XM Holdings and Liberty Media, for which Solomon Partners received aggregate payments of $1.75 million. In the future, Solomon Partners, Natixis and their respective affiliates may provide financial advisory services to Liberty Media, Sirius XM Holdings and/or their respective affiliates or successors, and may receive compensation for rendering such services.
Sirius XM Holdings Financial Projections
Sirius XM Holdings does not, as a matter of general practice, publicly disclose detailed internal projections of its future financial performance. However, certain unaudited financial forecasts were prepared by the Sirius XM Holdings management team in connection with the Transactions, which were approved by the Special Committee for Solomon Partners’ use solely in connection with the preparation of Solomon Partners’ analyses and opinion as described in the section entitled “— Opinion of Financial Advisor to the Special Committee” beginning on page 98 of this proxy statement/notice/prospectus/information statement (the Sirius XM Holdings financial projections), a summary of which is set forth below. All amounts are expressed in millions.

	2023E	2024E	2025E
Revenue	$8,954	$8,750	$9,044
Cost of Services	$4,167	$4,090	$4,115
Gross Profit Margin	53.5%	53.3%	54.5%
Operating Expenses(1)	$6,168	$6,035	$6,177
Adjusted EBITDA(2)	$2,787	$2,715	$2,868
Free Cash Flow(3)	$1,203	$1,183	$1,500
Net Debt	$9,018	$9,222	$8,227
Issued and Outstanding Shares	3,839	3,687	3,687

(1)
Operating Expenses is defined as total operating expenses excluding (i) stock-based compensation expense; (ii) depreciation and amortization; (iii) impairment, restructuring, and acquisition costs; and (iv) the impact of other expense (income), loss on extinguishment of debt, other non-cash charges, and legal settlements and reserves (if applicable). Impairment, restructuring, and acquisition costs are primarily related to leased office space abandonment and severance charges related to optimization of workforce and processes, and legal settlements.

(2)
Adjusted EBITDA is defined as revenue less operating expenses.

(3)
Free Cash Flow is defined as cash flow provided by operating activities, net of additions to property and equipment and purchases of other investments and includes the impact of (i) transaction expenses of approximately $11 million in 2023E, tax effected and (ii) interest under the Bridge Financing and/or Alternative Financing of approximately $42 million in 2024E and approximately $46 million in 2025E, tax effected. Excluded in 2024E is the impact of estimated transaction expenses of approximately $33 million, tax effected.

The following pro forma numbers were calculated by the Sirius XM Holdings management team assuming consummation of the Proposed Transaction:
	2023E	2024E	2025E
Net Debt(4)	$9,018	$10,188	$9,196
Issued and Outstanding Shares	3,839	3,387	3,387

(4)
Pro forma net debt includes indebtedness with respect to Liberty Media’s 3.75% Convertible Senior Notes due 2028 that would be assumed in connection with the Transaction and indebtedness under the Bridge Financing and/or Alternative Financing and accounts for payoff of certain portions of the indebtedness with excess cash.

The summary of the Sirius XM Holdings financial projections set forth above should be read together with the historical financial statements of Sirius XM Holdings, which have been filed with the SEC, as well as the other information regarding Sirius XM Holdings contained elsewhere in this proxy statement/notice/prospectus/information statement, including the information regarding Sirius XM Holdings incorporated into this proxy statement/notice/prospectus/information statement by reference. The Sirius XM Holdings financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information and are included in this proxy statement/notice/prospectus/information statement only because such information was made available to Solomon Partners for use in connection with its financial analyses. Neither Sirius XM Holdings’ independent registered public accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Sirius XM Holdings financial projections summarized above, nor have they expressed any opinion or provided any other form of assurance with respect to such information or its achievability, and assume no responsibility for, and disclaim any association with, the Sirius XM Holdings financial projections. The report of Sirius XM Holdings’ independent registered public accounting firm incorporated by reference into this proxy statement/notice/prospectus/information statement relates only to Sirius XM Holdings’ historical financial information and does not extend to the prospective financial information and should not be read to do so.

The Sirius XM Holdings financial projections included in this proxy statement/notice/prospectus/information statement have been prepared by the Sirius XM Holdings management team at a certain point in time and are subjective in many respects. Furthermore, the Sirius XM Holdings financial projections do not take into account any circumstances or events occurring after the date they were prepared. The Sirius XM Holdings financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/notice/prospectus/information statement are cautioned not to place undue reliance on this information. Although this summary of the Sirius XM Holdings financial projections is presented with numerical specificity, the projections reflect numerous variables, assumptions and estimates as to future events made by the Sirius XM Holdings management team that the Sirius XM Holdings management team believed were reasonable at the time the Sirius XM Holdings financial projections were prepared, taking into account the relevant information available to the Sirius XM Holdings management team at the time. However, such variables, assumptions and estimates are inherently uncertain and many of which are beyond the control of the Sirius XM Holdings management team. Because the Sirius XM Holdings financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The Sirius XM Holdings financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Sirius XM Holdings’ business, all of which are difficult to predict and many of which are beyond the Sirius XM Holdings’ control. Sirius XM Holdings expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Sirius XM Holdings financial projections given numerous risks and uncertainties, including but not limited to the factors listed under the section entitled “Risk Factors” beginning on page 43 of this proxy statement/notice/prospectus/information statement, as well as those set forth in Sirius XM Holdings’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023. See the section entitled “Additional Information — Where You Can Find More Information” for more information. The inclusion of this information in this proxy statement/notice/prospectus/information statement should not be regarded as an indication that any of the Sirius XM Holdings management team, Special Committee, Solomon Partners or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports, in the section of this proxy statement/notice/prospectus/information statement entitled “Cautionary Statements Regarding Forward-Looking Statements” and in any other filings with the SEC. None of Sirius XM Holdings, Solomon Partners or any other person assumes any responsibility if future results are materially different from those forecast.
Sirius XM Holdings does not intend to update or otherwise revise the Sirius XM Holdings financial projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such Sirius XM Holdings financial projections are no longer appropriate, except as may be required by applicable law.
Interests of Certain Persons
Interests of Directors and Executive Officers of Liberty Media in the Transactions
When considering the recommendation of the Liberty Media board of directors with respect to the Split-Off Proposal, holders of LSXMA and LSXMB should be aware that certain of Liberty Media’s directors and executive officers may be deemed to have interests in the Transactions that are different from, or in addition to, those of holders of LSXMA and LSXMB. These interests may present such persons with actual or potential conflicts of interest. The Liberty Media board of directors was aware of these interests during the deliberations of the merits of the Transactions, and in deciding to recommend that you vote for each of the Split-Off Proposal and the Adjournment Proposal. These interests include the following:
Indemnification and Insurance
Currently, the directors and executive officers of Liberty Media and New Sirius have indemnification protections for their service as directors and executive officers pursuant to the organizational documents of Liberty Media and New Sirius, as applicable, and the directors and executive officers of Liberty Media have entered into indemnification agreements with Liberty Media. In addition, directors and executive officers of Liberty Media and New Sirius have insurance protections under Liberty Media’s director and officer liability insurance policies. Liberty Media expects that during the short period between the completion of the Split-Off and the completion of the Merger, the directors of New Sirius will continue to have the indemnification and insurance protections set forth above since, among other things, they will be serving in such roles during that period at the request of Liberty Media.
For any directors or executive officers of Liberty Media that will serve as directors of New Sirius following the completion of the Transactions, pursuant to the terms of the Merger Agreement, New Sirius will obtain director and officer liability insurance to cover all directors and executive officers of New Sirius from and after completion of the Transactions.
Equity Awards
Executive officers and directors of Liberty Media, other than Mr. Malone, hold restricted stock units with respect to and/or options to purchase shares of Liberty SiriusXM Common Stock. As described in more detail below under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards” in connection with the Split-Off:
•
all restricted stock units with respect to Liberty SiriusXM Common Stock outstanding as of ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or authorized committee thereof)) will be accelerated and become fully vested on such date, and, net of taxes, will be exchanged into shares of New Sirius Common Stock in the Redemption; and

•
all options with respect to Liberty SiriusXM Common Stock outstanding as of immediately prior to the Split-Off Effective Time (a Liberty SiriusXM option award) will be accelerated and become fully vested immediately prior to, and contingent upon, the Split-Off Effective Time. Each Liberty SiriusXM option award will be converted into an option to purchase shares of New Sirius Common Stock (a New Sirius option award), with appropriate adjustments based on the Exchange Ratio being made to determine the number of shares and applicable exercise price subject to each New Sirius option award after giving effect to the Split-Off. The New Sirius option awards will be subject to the terms and conditions of the Transitional Plan and, except as described above, all other terms of the New Sirius option award will, in all material respects, be the same as those of the corresponding original Liberty SiriusXM option award. As discussed below in “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards — Transitional Plan,” the shares of New Sirius Common Stock underlying New Sirius option awards held by any individual who will serve as a member of the New Sirius board of directors can be registered on a Form S-8 and will be settled in shares upon exercise. Shares of New Sirius Common Stock underlying other New Sirius option awards that may not be able to be registered on a Form S-8 will be settled in cash upon exercise.

Golden Parachute Compensation
As described below in “— Mr. Maffei,” pursuant to the letter agreement Liberty Media entered into with Mr. Maffei, Mr. Maffei will receive a “single triggered” $1 million lump sum cash payment, within 30 days following the completion of the Transactions, subject to his continued employment through the Transactions Compensation that is based on or otherwise relates to the Transactions and that will or may become payable to the named executive officer immediately at the effective time is considered compensation to be paid on a “single trigger” basis. None of Liberty Media’s other named executive officers will be entitled to receive any “single triggered” or “double triggered” cash payments in connection with the Transactions. Additionally, as described in more detail above in “— Equity Awards,” the restricted stock units with respect to Liberty SiriusXM Common Stock held by Liberty Media’s named executive officers as of ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or authorized committee thereof)) will be accelerated and become fully vested on such date and, net of taxes, participate in the Redemption and the stock options with respect to Liberty SiriusXM Common Stock held by Liberty Media’s named executive officers as of immediately prior to the Split-Off Effective Time will be accelerated and become fully vested immediately prior to, and contingent upon, the Split-Off Effective Time, will be converted into options to purchase shares of New Sirius Common Stock.
Aggregate LSXMA and LSXMB Voting Power
As of April 30, 2024, Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned approximately 50.3% of the aggregate voting power of LSXMA and LSXMB outstanding as of that date. Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” each of the Split-Off Proposal and the Adjournment Proposal. Other than the Voting Agreement, no voting agreement exists that requires any of Liberty Media’s executive officers and/or directors to vote in favor of the Split-Off Proposal and/or the Adjournment Proposal. If all such executive officers and directors vote “FOR” the Split-Off Proposal and the Adjournment Proposal, as intended, then no additional votes will be required to be cast by any other LSXMA or LSXMB stockholder and both of the Split-Off Proposal and the Adjournment Proposal will be approved.
Mr. Maffei
Mr. Maffei, a member of the Liberty Media board of directors and the President and Chief Executive Officer of Liberty Media, is also the Chairman of the Sirius XM Holdings board of directors and is expected to serve as the Chairman of the New Sirius board of directors following the Transactions. As of April 30, 2024, Mr. Maffei holds options and restricted stock units with respect to shares of Liberty SiriusXM Common Stock, which will be treated as described in more detail above under “— Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards.” Mr. Maffei also holds shares of Sirius XM Common Stock, stock options with respect to Sirius XM Common Stock and restricted stock units with respect to Sirius XM Common Stock. Those shares will be converted in the Merger into shares of New Sirius Common Stock, and such options and restricted stock units will be treated as discussed below “— Interests of Certain Persons — Interests of Directors and Executive Officers of Sirius XM Holdings in the Transactions — Equity Awards.” As discussed below in “—Transitional Plan,” given that Mr. Maffei will be the Chairman of the New Sirius Board of directors, the shares of New Sirius Common Stock underlying such options can be registered on a Form S-8 and will not be settled in cash upon exercise.
Furthermore, Mr. Maffei is a party to an employment agreement with Liberty Media, pursuant to which Mr. Maffei may have the right to resign from his employment with Liberty Media for “good reason” (as such term is defined in Mr. Maffei’s employment agreement) following certain corporate transactions, resulting in Mr. Maffei’s eligibility to receive certain severance payments and benefits. Liberty Media entered into a letter agreement with Mr. Maffei, pursuant to which, subject to the terms thereof, Mr. Maffei will receive a $1 million lump sum cash payment, within 30 days following the completion of the Transactions, in consideration for Mr. Maffei’s waiver of any right to resign from his employment with Liberty Media for “good reason” as a result of the Transactions.
In addition, Mr. Maffei is required as an individual to make a filing under the HSR Act in connection with the Transactions, and Liberty Media, pursuant to Mr. Maffei’s employment agreement, will reimburse Mr. Maffei for the costs and expense of such filing.
Mr. Malone
Mr. Malone is the Chairman of the Liberty Media board of directors. Mr. Malone may be deemed to beneficially own approximately 48.8% of the aggregate voting power represented by the shares of LSXMA and LSXMB outstanding as of April 30, 2024, of which approximately 48.3% of such aggregate voting power is subject to the Voting Agreement. Under the Voting Agreement, each of Sirius XM Holdings and New Sirius, jointly and severally, has agreed to indemnify each Malone Stockholder for certain losses incurred in connection with, arising out of or resulting from any actions arising out of the Voting Agreement or the performance of such Malone Stockholder’s obligations thereunder (including any actions brought by any of the stockholders, directors, officers or employees of New Sirius or Sirius XM Holdings), including, subject to certain conditions, reasonable fees and expenses of such Malone Stockholder incurred in the defense of any such claim brought by a third party. In addition, Sirius XM Holdings and New Sirius have agreed to pay up to $150,000 in the aggregate of reasonable out-of-pocket costs and expenses incurred by the Malone

Stockholders in connection with the preparation, negotiation, execution and delivery of the Voting Agreement. See “Transaction Agreements — Voting Agreement” beginning on page 165. In addition, Mr. Malone holds shares of Sirius XM Common Stock, and those shares will be converted in the Merger into shares of New Sirius Common Stock.
Mr. Evan Malone
Mr. Evan Malone, a member of the Liberty Media board of directors, is also a member of the Sirius XM Holdings board of directors. In addition to the restricted stock units and options with respect to shares of Liberty SiriusXM Common Stock that Mr. Evan Malone holds as of April 30, 2024, which will be treated as discussed above under “— Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards,” Mr. Evan Malone holds shares of Sirius XM Common Stock, and options and restricted stock units with respect to Sirius XM Common Stock. Those shares will be converted in the Merger into shares of New Sirius Common Stock, and those options and restricted stock units with respect to Sirius XM Common Stock will be treated as discussed below under “— Interests of Certain Persons — Interests of Directors and Executive Officers of Sirius XM Holdings in the Transactions — Equity Awards.”
The Liberty Media board of directors was aware of these interests and considered them when it approved the Split-Off Proposal and the Adjournment Proposal.
Additionally, Mr. Evan Malone is expected to serve as a member of the New Sirius board of directors following the Transactions. Mr. Evan Malone was designated to serve as a director of New Sirius subsequent to the Liberty Media board of directors’ deliberations of the merits of the Transactions.
Interests of Directors and Executive Officers of Sirius XM Holdings in the Transactions
Holders of Sirius XM common stock should be aware that certain of Sirius XM Holdings’ directors and executive officers may be deemed to have interests in the Transactions that are different from, or in addition to, those of holders of Sirius XM common stock. These interests may present such persons with actual or potential conflicts of interest. The Special Committee and the Sirius XM Holdings board of directors were aware of these interests during the deliberations of the merits of the Transactions. These interests include the following:
Indemnification and Insurance
Currently, the directors and executive officers of Sirius XM Holdings have indemnification protections for their service as directors and executive officers pursuant to the organizational documents of Sirius XM Holdings. Directors and executive officers of Sirius XM Holdings also have insurance protections under Sirius XM Holdings’ director and officer liability insurance policies. In addition, the Merger Agreement provides that the directors and officers of Sirius XM Holdings and its subsidiaries will have the right to indemnification and continued coverage under a tail directors’ and officers’ liability insurance policy following the Merger.
For any directors or executive officers of Sirius XM Holdings that will serve as directors of New Sirius following the completion of the Transactions, pursuant to the terms of the Merger Agreement, New Sirius will obtain director and officer liability insurance to cover all directors and executive officers of New Sirius.
Equity Awards
Executive officers and directors of Sirius XM Holdings hold restricted stock units and/or options with respect to Sirius XM Common Stock. As described in more detail below under “— The Merger Agreement — Treatment of Outstanding Equity Awards,” at the Merger Effective Time:
•
each restricted stock unit award relating to Sirius XM Common Stock that is outstanding immediately prior to the Merger Effective Time will be converted into a restricted stock unit award relating to shares of New Sirius Common Stock based on the SiriusXM Exchange Ratio, and subject to the same terms and conditions as the original SiriusXM restricted stock unit award; and

•
each stock option relating to Sirius XM Common Stock that is outstanding and unexercised immediately prior to the Merger Effective Time will be converted into a stock option relating to shares of New Sirius Common Stock based on the SiriusXM Exchange Ratio, and subject to the same terms and conditions as the original SiriusXM option.

Golden Parachute Compensation
None of Sirius XM Holdings’ named executive officers will be entitled to receive any “single triggered” or “double triggered” compensatory payments in connection with the Transactions.
Executive Officers
All of the executive officers of Sirius XM Holdings immediately prior to the Merger Effective Time are expected to be the executive officers of New Sirius following the Merger and are expected to continue to provide services in such capacity following the Merger.
Jennifer Witz
Ms. Witz, a member of the Sirius XM Holdings board of directors and the Chief Executive Officer of Sirius XM Holdings, is expected to serve as a member of the New Sirius board of directors and as the Chief Executive Officer of New Sirius following the Transactions.
Mr. Maffei
Mr. Maffei, the Chairman of the Sirius XM Holdings board of directors, is also a member of the Liberty Media board of directors and the President and Chief Executive Officer of Liberty Media and is expected to serve as the Chairman of the New Sirius board of directors following the Transactions. In addition to the stock options and restricted stock units with respect to Sirius XM Common Stock that Mr. Maffei holds, as of April 30, 2024, Mr. Maffei holds shares of Liberty SiriusXM Common Stock and options and restricted stock units with respect to Liberty SiriusXM Common Stock. Those shares will be exchanged in the Split-Off for shares of New Sirius Common Stock based on the Exchange Ratio and those options with respect to Liberty SiriusXM Common Stock will be treated as discussed above under “— Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards.”
Mr. Evan Malone
Mr. Evan Malone, a member of the Sirius XM Holdings board of directors, is also a member of the Liberty Media board of directors. In addition to the stock options and restricted stock units with respect to Sirius XM Common Stock that Mr. Evan Malone holds, as of April 30, 2024, Mr. Evan Malone holds shares of Liberty SiriusXM Common Stock and, as noted above, restricted stock units and options with respect to Liberty SiriusXM Common Stock. Those shares of Liberty SiriusXM Common Stock will be exchanged in the Split-Off for shares of New Sirius Common Stock based on the Exchange Ratio and those options and restricted stock units with respect to Liberty SiriusXM Common Stock will be treated as discussed above under “— Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards.”
David A. Blau
David A. Blau is a member of the Sirius XM Holdings board of directors. In addition to the restricted stock units with respect to Sirius XM Common Stock that Mr. Blau holds, as of April 30, 2024, Mr. Blau holds shares of Liberty SiriusXM Common Stock and options with respect to Liberty SiriusXM Common Stock which will be treated as discussed above under “— Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions —  Equity Awards.” Mr. Blau previously served as Executive Vice President, Corporate Development, until December 31, 2023 and then as a Senior Advisor of Liberty Media until June 28, 2024.

Robin P. Hickenlooper
Robin P. Hickenlooper, a member of the Sirius XM Holdings board of directors, is Senior Vice President, Corporate Development of Liberty Media. In addition to the restricted stock units with respect to Sirius XM Common Stock that Ms. Hickenlooper holds, as of April 30, 2024, Ms. Hickenlooper holds shares of Liberty SiriusXM Common Stock and restricted stock units and options with respect to Liberty SiriusXM Common Stock which will be treated as discussed above under “— Interests of Certain Persons — Interests of Directors and Executive Officers of Liberty Media in the Transactions — Equity Awards.”
The Special Committee and the Sirius XM Holdings board of directors evaluated and negotiated the Merger Agreement and the other transaction documents, and the transactions contemplated thereby, and evaluated whether the Merger is in the best interests of Sirius XM Holdings stockholders (other than Liberty Media and its subsidiaries). The members of the Sirius XM Holdings board of directors who are also directors or officers of Liberty Media or who are otherwise not independent and disinterested did not participate in the deliberations of the Special Committee regarding the Merger Agreement and the other transaction documents, and the transaction contemplated thereby.
Additionally, Mr. Evan Malone, who is currently a director of Liberty Media and Sirius XM Holdings, and Mr. Hartenstein, Mr. Meyer, Ms. Procope, Mr. Rapino, Ms. Salen and Mr. Zaslav, who are currently directors of Sirius XM Holdings, are expected to be directors of New Sirius following the Merger. These director designees were designated to serve as directors of New Sirius subsequent to the Special Committee and the Sirius XM Holdings board of directors’ deliberations of the merits of the Transactions.
Based solely on outstanding stock information for LSXMA, LSXMB and LSXMK and Sirius XM Common Stock as of April 30, 2024, and assuming exercise of options and other rights to acquire securities held by such persons and exercisable within 60 days after such date, the people who are expected to serve as the officers and directors of New Sirius and their affiliates following the Transactions (a) beneficially own an aggregate of approximately 1.5% of the outstanding shares of LSXMA and LSXMB entitled to vote on the Split-Off Proposal and the Adjournment Proposal as of April 30, 2024 and (b) are expected to beneficially own shares of New Sirius Common Stock representing approximately 3.4% of the voting power in the aggregate upon the Merger Effective Time, based upon pro forma outstanding stock information for New Sirius Common Stock as of April 30, 2024 and assuming the exercise or conversion of options, warrants or convertible securities or the vesting of restricted stock units that were exercisable, convertible or would vest on or within 60 days after April 30, 2024.

THE LIBERTY SPECIAL MEETING
Time, Place and Date
The Liberty Special Meeting is to be held at 10:15 a.m., Mountain time, on August 23, 2024. The meeting will be held via the Internet and will be a completely virtual meeting of stockholders. You may attend the meeting, access the stockholders list, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/LMC2024SM. To enter the meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. It is recommended that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on August 23, 2024.
Purpose
At the Liberty Special Meeting, holders of shares of LSXMA and LSXMB will be asked to vote on the following proposals:
Split-Off Proposal.   Holders of LSXMA and LSXMB will be asked to consider and vote on the Split-Off Proposal to approve the redemption by Liberty Media of each outstanding share of LSXMA, LSXMB and LSXMK for such number of shares of New Sirius Common Stock as shall be equal to the Exchange Ratio (as defined in the Reorganization Agreement and further described below); provided, however, that no fractional shares of New Sirius Common Stock will be issued as a result of the Redemption and, in lieu of the issuance of fractional shares, holders of record and holders who hold their shares via a DTC Participant (or in street name), in each case, who would have otherwise been entitled to receive such fractional shares shall be entitled to receive cash (without interest) in lieu thereof subject to the terms and conditions set forth in the Reorganization Agreement.
Please see “The Split-Off Proposal” for more information regarding the Split-Off Proposal.
Adjournment Proposal.   In addition, holders of LSXMA and LSXMB will be asked to consider and vote to approve the adjournment of the Liberty Special Meeting by Liberty Media from time to time to solicit additional proxies in favor of the Split-Off Proposal, if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate.
Please see “Adjournment Proposal” for more information regarding the Adjournment Proposal.
Quorum
In order to conduct the business of the Liberty Special Meeting, a quorum must be present. This means that the holders of a majority in aggregate voting power represented by the shares of LSXMA and LSXMB outstanding on the record date and entitled to vote at the Liberty Special Meeting must be represented at the Liberty Special Meeting either in person or by proxy. For purposes of determining a quorum, your shares of LSXMA and LSXMB will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. If you do not instruct your broker, bank or nominee how to vote your shares, they will have no effect on each of the Split-Off Proposal and the Adjournment Proposal (if a quorum is present). You should follow the directions your broker, bank or other nominee provides to you regarding how to vote your shares of LSXMA and LSXMB or when granting or revoking a proxy. Applicable Nasdaq rules that prohibit discretionary voting by brokers with respect to the Split-Off Proposal or Adjournment Proposal may make it more difficult to establish a quorum at the Liberty Special Meeting. If a quorum is not present at the Liberty Special Meeting, Liberty Media expects the chairman of the meeting to adjourn the meeting in accordance with the terms of Liberty Media’s bylaws for the purpose of soliciting additional proxies.
Who May Vote
Holders of record of LSXMA and LSXMB, in each case, outstanding as of 5:00 p.m., New York City time, on July 17, 2024 (such date and time, the record date for the Liberty Special Meeting) will be entitled to vote on proposals at the Liberty Special Meeting or at any adjournment or postponement thereof, as follows:

•
Holders of record of LSXMA and LSXMB will be entitled to vote on the Split-Off Proposal. Holders of other classes and series of Liberty Media stock, including LSXMK, are not being asked to vote, and are not entitled to vote, on the Split-Off Proposal because such vote is not required by Liberty Media’s certificate of incorporation, bylaws or the laws of the State of Delaware.

•
Holders of record of LSXMA and LSXMB will be entitled to vote on the Adjournment Proposal. Holders of other classes and series of Liberty Media stock, including LSXMK, are not being asked to vote, and are not entitled to vote, on the Adjournment Proposal because such vote is not required by Liberty Media’s certificate of incorporation, bylaws or the laws of the State of Delaware.

Votes Required
Split-Off Proposal.   The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class.
As of April 30, 2024, Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned approximately 50.3% of the aggregate voting power of LSXMA and LSXMB outstanding as of that date. Immediately following the Split-Off, New Sirius will not be deemed a “controlled company” under applicable exchange listing standards. Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Split-Off Proposal. The Malone Stockholders, representing approximately 48.3% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB, have entered into a Voting Agreement with Liberty Media, New Sirius and Sirius XM Holdings. See “Transaction Agreements — Voting Agreement” for a detailed description of the Voting Agreement. Other than the Voting Agreement, no voting agreement exists that requires any of Liberty Media’s executive officers and/or directors to vote in favor of the Split-Off Proposal. If all such executive officers and directors vote “FOR” the Split-Off Proposal, as intended, then no additional votes will be required to be cast by any other LSXMA or LSXMB stockholder and the Split-Off Proposal will be approved.
Adjournment Proposal.   The Adjournment Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class.
As of April 30, 2024, Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned approximately 50.3% of the aggregate voting power of LSXMA and LSXMB outstanding as of that date. Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Adjournment Proposal. Other than the Voting Agreement, no voting agreement exists that requires any of Liberty Media’s executive officers and/or directors to vote in favor of the Adjournment Proposal. If all such executive officers and directors vote “FOR” the Adjournment Proposal, as intended, then no additional votes will be required to be cast by any other LSXMA or LSXMB stockholder and the Adjournment Proposal will be approved. However, if all votes are cast as intended for the Split-Off Proposal, as noted above, the Liberty Special Meeting would not need to be adjourned as there would be sufficient votes to approve the Split-Off Proposal.
Liberty Media is seeking approval from holders of LSXMA and LSXMB of each of the Split-Off Proposal and the Adjournment Proposal.
You are encouraged to vote “FOR” both of the proposals presented in this proxy statement/notice/prospectus/information statement.
Votes You Have
Pursuant to Liberty Media’s certificate of incorporation, with respect to each of the Split-Off Proposal and the Adjournment Proposal, each holder of record of LSXMA is entitled to one vote per share and each holder of record of LSXMB is entitled to ten votes per share.

Shares Outstanding
As of July 17, 2024, the record date for the Liberty Special Meeting, an aggregate of 98,140,175 shares of LSXMA and 9,755,336 shares of LSXMB were issued and outstanding and entitled to vote at the Liberty Special Meeting.
Number of Holders
There were, as of the record date for the Liberty Special Meeting, approximately 870 and 40 record holders of LSXMA and LSXMB, respectively (which amounts do not include the number of stockholders whose shares are held of record by banks, brokers or other nominees, but include each such institution as one holder).
Voting Procedures for Record Holders
If you are a stockholder of record, you may also vote via the Internet during the Liberty Special Meeting by visiting www.virtualshareholdermeeting.com/LMC2024SM. To enter the Liberty Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. It is recommended that you log in at least 15 minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on August 23, 2024.
Voting via the Internet or by Telephone.
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To submit your proxy via the Internet, go to www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

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To submit your proxy by telephone, call 1-800-690-6903. Have your proxy card in hand when you call and then follow the instructions to vote your shares.

If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m., New York City time, on August 22, 2024.
Voting by Mail.   As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail. To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed proxy card to the following address: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
If you send the proxy by mail, there may be unexpected delays in mail processing times. You should allow a sufficient number of days to ensure delivery as your proxy must be received by the day immediately prior to the date of the Liberty Special Meeting.
Unless subsequently revoked, shares of LSXMA and LSXMB represented by a proxy submitted as described herein and received at or before the Liberty Special Meeting will be voted in accordance with the instructions on the proxy.
YOUR VOTE IS IMPORTANT.   It is recommended that you vote by proxy even if you plan to attend the Liberty Special Meeting. You may change your vote at the Liberty Special Meeting.
If you submit a proxy but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the approval of each of the Split-Off Proposal and the Adjournment Proposal.
If you submit a proxy in which you indicate that you abstain from voting, your shares will count as present for purposes of determining a quorum, but your proxy will have the same effect as a vote “AGAINST” each of the Split-Off Proposal and the Adjournment Proposal.
If you do not submit a proxy and you do not vote online at the Liberty Special Meeting, your shares will not be counted as present and entitled to vote for purposes of determining a quorum. Your failure to vote will have no effect on determining whether the Split-Off Proposal or the Adjournment Proposal are approved (if a quorum is present).

Voting Procedures for Shares Held in Street Name
If you hold your shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee when voting your shares of LSXMA and LSXMB or when granting or revoking a proxy.
Revoking a Proxy
You may change your vote by attending the Liberty Special Meeting online and voting via the Internet at the Liberty Special Meeting or by delivering a signed proxy revocation or a new signed proxy with a later date to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Any signed proxy revocation or later-dated proxy must be received by the day immediately prior to the date of the Liberty Special Meeting. In addition, you may change your vote through the Internet or by telephone (if you originally voted by the corresponding method) not later than 11:59 p.m., New York City time, on August 22, 2024. Your attendance at the Liberty Special Meeting will not, by itself, revoke your proxy.
If your shares are held in an account by a broker, bank or other nominee who you previously contacted with voting instructions, you should contact your broker, bank or other nominee to change your vote.
Solicitation of Proxies
The accompanying proxy for the Liberty Special Meeting is being solicited on behalf of the Liberty Media board of directors. In addition to this mailing, Liberty Media’s employees may solicit proxies personally or by telephone. Liberty Media pays the cost of soliciting these proxies. Liberty Media also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions. Liberty Media has also retained D.F. King & Co., Inc. to assist in the solicitation of proxies at a cost of $12,500, plus reasonable out-of-pocket expenses.
If you have any further questions about voting or attending the Liberty Special Meeting, please contact Liberty Media’s Investor Relations at (877) 772-1518 or its proxy solicitor, D.F. King & Co., Inc., at (212) 269-5550 (brokers and banks only) or (888) 628-9011 (toll free) or LSXM@dfking.com.

THE SPLIT-OFF PROPOSAL
General
Under the terms of Liberty Media’s certificate of incorporation, the Liberty Media board of directors may, subject to the requisite approval of the holders of LSXMA and LSXMB voting together as a separate class, redeem all of the outstanding shares of Liberty SiriusXM Common Stock for outstanding shares of New Sirius Common Stock. The Liberty Media board of directors has determined to redeem each outstanding share of Liberty SiriusXM Common Stock for such number of shares of New Sirius Common Stock equal to the Exchange Ratio (as defined in the Reorganization Agreement and further described below), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock, subject to the receipt of the requisite stockholder approval and the satisfaction or, if permissible, waiver of the other conditions set forth in the Reorganization Agreement and as described below.
Accordingly, the Liberty Media board of directors has determined to submit the Split-Off Proposal for the approval of the holders of LSXMA and LSXMB.
The following discussion focuses on the Split-Off without giving effect to the Merger (except as expressly specified). The Split-Off will be completed substantially concurrently with (but prior to) the completion of the Merger, unless the Merger Agreement has been terminated, in which case, the Split-Off will not be completed. We expect to complete the Split-Off and the Merger approximately two weeks after the Liberty Special Meeting, assuming all other conditions to the Transactions have been satisfied or waived.
The Split-Off; Exchange Ratio
Pursuant to the Split-Off Proposal, holders of LSXMA and LSXMB voting together as a separate class are being asked to approve the Redemption. As a result of the Split-Off, except as set forth in the Reorganization Agreement, the business, assets and liabilities of New Sirius will consist of the New Sirius Assets and Liabilities and New Sirius will be an independent company with one class of common stock outstanding immediately following the Split-Off. A more complete description of the business and assets that will be held by New Sirius at the time of the Split-Off and a comparison of the rights of holders of Liberty SiriusXM Common Stock, Sirius XM Common Stock and New Sirius Common Stock can be found in the sections entitled “Description of Business of New Sirius” and “Description of New Sirius Capital Stock and Comparison of Stockholder Rights,” respectively, in this proxy statement/notice/prospectus/information statement.
Following the Contribution, and subject to the approval of the Split-Off Proposal by the holders representing a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class, and the satisfaction or, if permissible, waiver of the conditions set forth in the Reorganization Agreement, Liberty Media will redeem each outstanding share of Liberty SiriusXM Common Stock for such number of shares of New Sirius Common Stock equal to the Exchange Ratio, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock.
Prior to the closing of the Split-Off and pursuant to the Reorganization Agreement, the Exchange Ratio, which will be rounded to the nearest ten-thousandth, will be calculated based on (a) one-tenth (0.1) multiplied by (b)(i) the number of shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries (including New Sirius and its subsidiaries) immediately prior to the Split-Off reduced by a net liabilities share adjustment, divided by (ii) the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock after the close of the market on the Measurement Date calculated based on the treasury stock method. The net liabilities share adjustment, which will be calculated after the close of the market on the Measurement Date, will equal a number of shares based on the following formula as set forth in the Reorganization Agreement:
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the net debt attributed to the Liberty SiriusXM Group, which equals the indebtedness attributed to the Liberty SiriusXM Group (excluding Liberty Media’s 3.75% Convertible Senior Notes due 2028, but including Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and the Margin

Loan) less the cash and cash equivalents attributed to the Liberty SiriusXM Group (subject to certain reductions for estimated corporate overhead and similar expenses expected to be incurred between the Measurement Date and the closing of the Split-Off); plus
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certain financing costs, excluding any fees in excess of the amounts specified in the Debt Commitment Letter, the Engagement Letters or the SIRI Fee Letter that may be required in connection with the Transactions; plus

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a net adjustment equal to the sum of certain tax liabilities attributed to the Liberty SiriusXM Group, reduced by certain tax benefits attributed to the Liberty SiriusXM Group; plus

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unpaid advisor and service provider fees, costs and expenses of Liberty Media incurred in connection with the Transactions (including an estimate of such fees, costs and expenses expected to be incurred between the Measurement Date and the closing of the Split-Off); plus

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the aggregate fair value (as of the grant date) of any Liberty SiriusXM option awards granted after the date of the Reorganization Agreement; plus

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50% of the filing fees paid in connection with obtaining approval of the Transactions under the Communications Act; minus

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16.5% of the SEC filing fees arising from the filing of this proxy statement/notice/prospectus/information statement with the SEC;

with the result of the above divided by $4.23, which represents the average of the daily VWAP of shares of Sirius XM Common Stock for the twenty consecutive trading days ending on September 25, 2023, the day before Liberty Media publicly disclosed that it had communicated a proposal to the Special Committee outlining the terms of a proposed combination. As a result of the Order and Final Judgment and the prior deposit of the required payment pursuant to the Agreed Settlement into escrow for the benefit of the applicable parties in the Specified Litigation Matter in accordance with the Agreed Settlement, we do not expect the net liabilities share adjustment to be adjusted by any liability arising from the Specified Litigation Matter.
The number of fully diluted shares of Liberty SiriusXM Common Stock outstanding, which will be calculated as of the Measurement Date, will be calculated based on (a) the issued and outstanding shares of Liberty SiriusXM Common Stock, including restricted shares and restricted stock units of Liberty SiriusXM Common Stock accelerated in accordance with the Reorganization Agreement, net of tax withholding, plus (b) the number of shares of Liberty SiriusXM Common Stock underlying unexercised equity options granted prior to the date of the Reorganization Agreement, plus (c) the amount equal to (i) the aggregate number of shares of LSXMA that would be issuable upon conversion of Liberty Media’s 3.75% Convertible Senior Notes due 2028, plus (ii) the number of shares of LSXMA (if any) equal to the quotient obtained by dividing (A) the amount (if any) by which the aggregate principal amount of Liberty Media’s 3.75% Convertible Senior Notes due 2028 exceeds the value of such LSXMA shares (as determined by the average of the daily VWAP of shares of LSXMA for the ten consecutive trading days ending on the Measurement Date) that would be issuable upon conversion of Liberty Media’s 3.75% Convertible Senior Notes due 2028 by (B) an average of the daily VWAP of shares of LSXMA for the ten consecutive trading days ending on the Measurement Date.
In accordance with the treasury stock method, the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock used in the calculation of the Exchange Ratio will be reduced by the aggregate value of the exercise prices of certain Liberty SiriusXM option awards, which will be calculated, as of the Measurement Date, by dividing (a) the aggregate exercise price of outstanding stock options relating to Liberty SiriusXM Common Stock granted prior to the date of the Reorganization Agreement (subject to certain adjustments) by (b) an average of the daily VWAP of shares of LSXMK for the ten consecutive trading days ending on the Measurement Date.
The shares of New Sirius Common Stock issued in the Split-Off will represent all of the outstanding shares of New Sirius Common Stock immediately following the Split-Off (and prior to the completion of the Merger).
The Exchange Ratio is estimated to be approximately 0.83 shares of New Sirius Common Stock per one share of Liberty SiriusXM Common Stock. This estimated Exchange Ratio is based on estimated net financial liabilities (excluding Liberty Media’s 3.75% Convertible Senior Notes due 2028, but including Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and the Margin Loan) of the Liberty SiriusXM Group as of June 30, 2024 and estimates of transaction fees and expenses, financing fees, litigation-related liabilities and other corporate adjustments. Because the Exchange Ratio is not fixed and may vary, including due to (a) fluctuations in Liberty SiriusXM Group’s net financial liabilities, including its interest expense, transaction fees and expenses, financing fees and litigation-related liabilities, (b) changes to the trading prices of the shares of LSXMA or LSXMK between now and the Measurement Date, (c) any issuance of Liberty SiriusXM Equity Awards (as defined below) after the date of the Reorganization Agreement, (d) any issuance or repurchase by Liberty Media of shares of Liberty SiriusXM Common Stock (it being understood that any such issuances or repurchases require the prior written consent of Sirius XM Holdings under the Merger Agreement) and (e) any cancellation prior to the Measurement Date of Liberty SiriusXM Equity Awards issued prior to the Reorganization Agreement, the number of shares of New Sirius Common Stock to be received by holders of Liberty SiriusXM Common Stock in the Redemption may change from the estimated Exchange Ratio. The final Exchange Ratio, as determined in accordance with the Reorganization Agreement, will be rounded to the nearest ten-thousandth.
Further, based on an estimated Exchange Ratio of approximately 0.83, which takes into account the amendment to the Exchange Ratio providing that it is multiplied by one-tenth (0.1) and which assumes that as of June 30, 2024, there will be approximately 3,846.6 million shares of Sirius XM Common Stock outstanding, approximately 353.1 million shares of Liberty SiriusXM Common Stock outstanding and approximately 3,205.8 million shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries immediately prior to the Split-Off that, pursuant to the Exchange Ratio, is subject to reduction for an estimated net liabilities share adjustment of an amount of New Sirius Common Stock corresponding to approximately 274.8 million shares of Sirius XM Common Stock (which, based on the $4.23 Reference Price for shares of Sirius XM Common Stock, equates to approximately $1,163 million), former holders of Liberty SiriusXM Common Stock (in the aggregate) are expected to own New Sirius Common Stock representing approximately 81% of outstanding shares and former holders of Sirius XM Common Stock (in the aggregate, but excluding Liberty Media and its subsidiaries) are expected to own New Sirius Common Stock representing approximately 19% of outstanding shares, in each case, immediately following the completion of the Merger.
Unless the Reorganization Agreement or the Merger Agreement is terminated, we expect the actual date on which the Split-Off will become effective to be approximately two weeks following the satisfaction or, if permissible, waiver of the conditions to the Contribution and the Redemption in the Reorganization Agreement (other than those which by their terms can only be satisfied concurrently with the Split-Off Effective Date or the Merger Effective Date), and the parties currently expect to complete the Transactions approximately two weeks after the Liberty Special Meeting (assuming the necessary stockholder approvals are received at the meeting and the applicable conditions are satisfied or, if permissible, waived). Once established, the Split-Off Effective Date will be publicly announced by Liberty Media. The Split-Off Effective Time would be 4:05 p.m., New York City time, on the Split-Off Effective Date.
Effect of the Split-Off
From and after the Split-Off Effective Time, holders of Liberty SiriusXM Common Stock will no longer have any rights with respect to their shares of Liberty SiriusXM Common Stock, except for the right to receive the whole number of shares of New Sirius Common Stock to which such holders are entitled under the Reorganization Agreement and any cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock.
It is expected that the Split-Off and Merger will cause a reduction in the voting power held by certain holders of Liberty SiriusXM Common Stock with respect to the business, assets and liabilities of Sirius XM Holdings. Pursuant to Liberty Media’s certificate of incorporation, holders of LSXMA are currently entitled to one vote for each share of such stock held on all matters submitted to a vote of stockholders, holders of LSXMB are currently entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders, and holders of LSXMK are currently not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of Liberty Media’s certificate of incorporation), except as otherwise required by Delaware law, in which case each share of LSXMK is entitled to 1/100th of a vote. Following the Split-Off, holders of record of New Sirius Common Stock will be entitled to one vote for each share of such stock held on all matters submitted to a vote of stockholders. Further, as a result of the Merger, holders of Liberty SiriusXM Common Stock immediately prior to the Split-Off will experience a reduction of their aggregate voting power with respect to the business, assets and liabilities of Sirius XM Holdings. Following the Transactions, based on the estimated Exchange Ratio of approximately 0.83, because New Sirius will have a single class of voting stock, holders of LSXMA, LSXMB and LSXMK immediately prior to the Split-Off are expected to hold approximately 24%, 2% and 54% of the aggregate voting power of New Sirius, respectively (assuming no changes to the number of outstanding shares of LSXMA, LSXMB, LSXMK and Sirius XM Holdings since April 30, 2024). Further, following the Transactions, based on the estimated Exchange Ratio of approximately 0.83, it is expected that such former holders of Liberty SiriusXM Common Stock will own approximately 81% of New Sirius, whereas, approximately 83% interest in Sirius XM Holdings is currently attributed to the Liberty SiriusXM Group. Following the Split-Off and the Merger, Liberty Media will no longer hold any equity interest in Sirius XM Holdings or New Sirius, there will not be a majority stockholder of New Sirius, and New Sirius will not be deemed a “controlled company” under applicable exchange listing standards.
The number of shares of Liberty Formula One Common Stock and Liberty Live Common Stock outstanding prior to the Split-Off will not change as a result of the Split-Off. Following the Split-Off, there will no longer be any LSXMA, LSXMB or LSXMK shares outstanding. As a result, following the Split-Off, the voting rights and liquidation units associated with the outstanding shares of Liberty SiriusXM Common Stock will be eliminated. In connection with the Transactions, Liberty Media is not seeking to amend Liberty Media’s certificate of incorporation. As a result, while no shares of LSXMA, LSXMB or LSXMK will be outstanding following the Split-Off, such shares will remain authorized under Liberty Media’s certificate of incorporation.
Exchange of Shares of Liberty SiriusXM Common Stock
Pursuant to the Reorganization Agreement, Liberty Media and New Sirius have mutually selected Computershare Inc. to serve as the Redemption Agent for the purpose of exchanging shares of Liberty SiriusXM Common Stock for shares of New Sirius Common Stock based on the Exchange Ratio. Liberty Media will cause the Redemption Agent to deliver or make available to all holders of certificated shares of Liberty SiriusXM Common Stock a letter of transmittal with which to surrender their certificated shares for the applicable number of shares of New Sirius Common Stock in book-entry form. Holders of certificated shares of Liberty SiriusXM Common Stock must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their shares of New Sirius Common Stock in the Split-Off.
Accounts holding shares of Liberty SiriusXM Common Stock in book-entry form will, at the Split-Off Effective Time, be automatically debited for the applicable series and number of shares to be redeemed as of the Split-Off Effective Time, and promptly thereafter credited with the applicable number of shares of New Sirius Common Stock. Holders of only book-entry shares of Liberty SiriusXM Common Stock will not need to take any action to receive their shares of New Sirius Common Stock in the Split-Off. No letters of transmittal will be delivered to holders of shares in book-entry form unless they also hold certificated shares of Liberty SiriusXM Common Stock, in which case such holder must surrender such stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive any shares of New Sirius Common Stock, including any shares of New Sirius Common Stock in respect of any shares of Liberty SiriusXM Common Stock held in book-entry form.
In the Split-Off, only book-entry shares will be delivered and no physical share certificates will be issued to any New Sirius stockholders.
Conditions to the Split-Off
The Split-Off will be completed substantially concurrently with (but prior to) the completion of the Merger, unless the Merger Agreement or the Reorganization Agreement has been terminated prior to completion of the Merger, in which case, the Split-Off will not be completed. For so long as the Merger Agreement is in effect, the Liberty Media board of directors may not terminate the Split-Off without the consent of Sirius XM Holdings (through the Special Committee). See “Transaction Agreements —  Reorganization Agreement — Conditions to Completion of the Contribution and the Redemption” below.
Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards
Options to purchase shares of Liberty SiriusXM Common Stock, restricted stock units with respect to shares of Liberty SiriusXM Common Stock and restricted shares of Liberty SiriusXM Common Stock (collectively, the Liberty SiriusXM Equity Awards) have been granted to various directors, officers and employees of Liberty Media and certain of its subsidiaries pursuant to the various stock incentive plans administered by the Liberty Media board of directors or the compensation committee thereof. Below is a description of the effect of the Split-Off on these outstanding Liberty SiriusXM Equity Awards.
Option Awards
Each Liberty SiriusXM option award outstanding as of immediately prior to the Split-Off Effective Time will accelerate and become fully vested immediately prior to, and contingent upon, the Split-Off Effective Time. Each Liberty SiriusXM option award will be converted into a New Sirius option award, with appropriate adjustments based on the Exchange Ratio being made to determine the number of shares and applicable exercise price subject to each New Sirius option award after giving effect to the Split-Off.
The New Sirius option awards will be subject to the terms and conditions of the Transitional Plan and, except as described above, all other terms of the New Sirius option award will, in all material respects, be the same as those of the corresponding original Liberty SiriusXM option award. As discussed below in “— Transitional Plan,” the shares of New Sirius Common Stock underlying New Sirius option awards held by any individual who will serve as a member of the New Sirius board of directors can be registered on a Form S-8 and will be settled in shares upon exercise. Shares of New Sirius Common Stock underlying other New Sirius option awards that may not be able to be registered on a Form S-8 will be settled in cash upon exercise.
Restricted Stock Units and Restricted Stock Awards
Each restricted stock unit with respect to shares of Liberty SiriusXM Common Stock and each restricted share of Liberty SiriusXM Common Stock outstanding as of ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or authorized committee thereof)) will accelerate and become fully vested on such date and, net of taxes, will be treated as outstanding shares of Liberty SiriusXM Common Stock and will be exchanged into shares of New Sirius Common Stock in the Redemption.
Transitional Plan
All of the New Sirius option awards converted from Liberty SiriusXM option awards will be issued pursuant to the Liberty Sirius XM Holdings Inc. Transitional Stock Adjustment Plan (the Transitional Plan), a copy of which has been filed with the SEC as an exhibit to the New Sirius Registration Statement on Form S-4. The Transitional Plan will govern the terms and conditions of the New Sirius option awards but will not be used to make any grants following the Split-Off. The shares of New Sirius Common Stock underlying New Sirius option awards held by any individual who will serve as a member of the New Sirius board of directors, can be registered on a Form S-8 and, unlike the shares underlying other New Sirius option awards that may not be able to be registered on a Form S-8, will not be settled in cash upon exercise.
Effect of the Split-Off on Outstanding Liberty Live and Liberty Formula One Incentive Awards
Options to purchase shares of either Liberty Live Common Stock or Liberty Formula One Common Stock, restricted stock units with respect to shares of either Liberty Live Common Stock or Liberty Formula One Common Stock and restricted shares of either Liberty Live Common Stock or Liberty Formula One Common Stock have been granted to various directors, officers and employees of Liberty Media and certain of its subsidiaries pursuant to the various stock incentive plans administered by the Liberty Media board of directors or the compensation committee thereof. The Split-Off will not, itself, have any impact on these outstanding equity awards.

Conduct of the Business of the Liberty SiriusXM Group if the Split-Off is Not Completed
If the Split-Off is not completed, Liberty Media intends to continue to conduct the business of the Liberty SiriusXM Group substantially in the same manner as it is operated today. From time to time, Liberty Media will evaluate and review its business operations, properties, dividend policy and capitalization, and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to maximize stockholder value.
No Appraisal Rights
Under the DGCL, holders of Liberty SiriusXM Common Stock will not be entitled to exercise appraisal rights in connection with the Split-Off.
Redemption Agent
Liberty Media and New Sirius have selected Computershare Inc. as the Redemption Agent in the Split-Off.
Required Vote
The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class. Pursuant to Liberty Media’s certificate of incorporation, with respect to the Split-Off Proposal, each holder of record of LSXMA is entitled to one vote per share and each holder of record of LSXMB is entitled to ten votes per share. Holders of other classes and series of Liberty Media stock, including LSXMK, are not being asked to vote, and are not entitled to vote, on the Split-Off Proposal because such vote is not required by Liberty Media’s certificate of incorporation, bylaws or the laws of the State of Delaware.
The Liberty Media board of directors has unanimously (a) approved and declared advisable and in the best interests of Liberty Media and its stockholders (including the holders of Liberty SiriusXM Common Stock) (i) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement) and (ii) the Merger Agreement, each of the other transaction agreements to which Liberty Media is a party, and the transactions contemplated thereby, including the Merger, and (b) recommended that holders of LSXMA and LSXMB, voting together as a separate class, approve the Split-Off.
The New Sirius board of directors has unanimously (a) approved and declared advisable and in the best interests of New Sirius and its sole stockholder, Liberty Media, the Merger Agreement, each of the other transaction agreements to which New Sirius is a party, and the transactions contemplated thereby, including the Merger (b) approved and declared advisable New Sirius’ amended and restated charter and recommended that the sole stockholder of New Sirius approve New Sirius’ amended and restated charter, and (c) adopted New Sirius’ amended and restated bylaws as of immediately prior to the Split-Off Effective Time.
Written Stockholder Consent
Liberty Media, in its capacity as the sole stockholder of New Sirius, has delivered to New Sirius a written consent, among other things, approving and adopting New Sirius’ amended and restated charter. The written consent became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto.
Recommendation
The Liberty Media board of directors has unanimously approved the Split-Off Proposal and believes that the approval of the Split-Off Proposal is in the best interests of Liberty Media and its stockholders. Accordingly, the Liberty Media board of directors unanimously recommends that the holders of LSXMA and LSXMB vote “FOR” the Split-Off Proposal.

ADJOURNMENT PROPOSAL
Liberty Media is asking the holders of LSXMA and LSXMB to approve the adjournment of the Liberty Special Meeting by Liberty Media from time to time to solicit additional proxies in favor of the Split-Off Proposal, if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal or if otherwise determined by the chairperson of the meeting to be necessary or appropriate. If the Liberty Special Meeting is adjourned, and the adjournment is for a period of 30 days or less, no notice of the time or place of the reconvened meeting will be given to the holders of LSXMA and LSXMB other than an announcement made at the Liberty Special Meeting. At the adjourned meeting any business may be transacted that might have been transacted at the original meeting. If the adjournment is for more than 30 days, however, a notice of the adjourned meeting shall be given to each holder of LSXMA and LSXMB. If after the adjournment a new record date for the holders of LSXMA and LSXMB is fixed for the adjourned meeting, the Liberty Media board of directors shall fix a new record date for notice of such adjourned meeting in accordance with Delaware law, and shall give notice of the adjourned meeting to the holders of LSXMA and LSXMB at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Required Vote
The Adjournment Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class. Pursuant to Liberty Media’s certificate of incorporation, with respect to the Adjournment Proposal, each holder of record of LSXMA is entitled to one vote per share and each holder of record of LSXMB is entitled to ten votes per share. Holders of other classes and series of Liberty Media stock, including LSXMK, are not being asked to vote, and are not entitled to vote, on the Adjournment Proposal because such vote is not required by Liberty Media’s certificate of incorporation, bylaws or the laws of the State of Delaware.
Recommendation
The Liberty Media board of directors has unanimously approved the Adjournment Proposal and unanimously recommends that the holders of LSXMA and LSXMB vote “FOR” the Adjournment Proposal.

THE SIRIUS XM STOCKHOLDER WRITTEN CONSENTS
On December 11, 2023 and June 16, 2024, Liberty Radio, which on such dates owned of record more than a majority of the issued and outstanding shares of Sirius XM Common Stock and held more than a majority of the voting power of capital stock of Sirius XM Holdings, delivered the Sirius XM Stockholder Written Consents authorizing, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger. The December 2023 Sirius XM Stockholder Written Consent (a copy of which is attached as Annex J to, and is incorporated by reference in, this proxy statement/notice/prospectus/information statement) became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto. The June 2024 Sirius XM Stockholder Written Consent (a copy of which is attached as Annex L to, and is incorporated by reference in this proxy statement/notice/prospectus/information statement) became effective immediately following the execution and delivery of the First Amendment to the Agreement and Plan of Merger by all parties thereto. As a result, no further action by any stockholder of Sirius XM Holdings is required under applicable law or the Merger Agreement (or otherwise) to adopt the Merger Agreement or approve the transactions contemplated thereby, including the Merger.
Additionally, at the recommendation of the board of directors of Sirius XM Radio, pursuant to the December 2023 Sirius XM Stockholder Written Consent, Liberty Radio approved the amendment and restatement of the certificate of incorporation of Sirius XM Radio to (a) reduce its number of authorized shares of common stock, par value $0.001, from 9,000,000,000 to 1,000 and remove the 50,000,000 authorized shares of preferred stock, par value $0.001 (and related references to preferred stock) by amending the fourth article of the existing amended and restated certificate of incorporation of Sirius XM Radio and (b) remove the provision that provides that any act or transaction by Sirius XM Radio that requires for its adoption the approval of the stockholders of Sirius XM Radio shall, pursuant to Section 251(g)(7)(i) of the DGCL, require, in addition, the approval of the stockholders of the Sirius XM Holdings by removing the twelfth article of the existing amended and restated certificate of incorporation of Sirius XM Radio. The adoption of the Radio Charter Amendment required the affirmative vote of holders of at least a majority of the voting power of the outstanding shares of Sirius XM Common Stock entitled to vote on such matters.
The Merger and the Radio Charter Amendment will not become effective until such date that is at least 40 calendar days after this proxy statement/notice/prospectus/information statement is first made available to Sirius XM Holdings’ stockholders.
The Radio Charter Amendment will become effective upon acceptance of the filing by the Secretary of State of the State of Delaware or such later date and time as specified therein, which may occur prior to the completion of the Merger. Annex K to this proxy statement/notice/prospectus/information statement sets forth the full text of the existing amended and restated certificate of incorporation of Sirius XM Radio marked to show the amendments. The foregoing summary is qualified in its entirety by reference to the complete text of the Radio Charter Amendment as set forth in Annex K.

THE MERGER
Effect of the Merger
Upon satisfaction or, if permissible, waiver of each of the conditions to the Merger, including the completion of the Split-Off, Merger Sub will merge with and into Sirius XM Holdings. Sirius XM Holdings will be the Surviving Corporation in the Merger and a wholly owned subsidiary of New Sirius following the Merger. Upon completion of the Split-Off and the Merger, except as set forth in the Reorganization Agreement, New Sirius will own and hold, directly or indirectly, the New Sirius Assets and Liabilities (other than liabilities satisfied in connection with the Merger) and all of the issued and outstanding equity securities of the Surviving Corporation.
At the Merger Effective Time, each share of Sirius XM Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than Treasury Shares and Liberty Owned SiriusXM Shares) will be converted into the right to receive one-tenth (0.1) of a share of New Sirius Common Stock in book-entry form, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. In accordance with the terms of the Merger Agreement, Treasury Shares issued and outstanding immediately prior to the Merger Effective Time will be canceled and no consideration will be delivered in exchange therefor, and each Liberty Owned SiriusXM Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one share of Surviving Corporation Common Stock, which shares will be held of record by New Sirius or its subsidiaries. Pursuant to the Merger Agreement, all of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Merger Effective Time will be, in the aggregate, automatically converted and divided into that number of shares of the Surviving Corporation Common Stock equal to the number of shares of Sirius XM Common Stock outstanding immediately prior to the Merger Effective Time, excluding the Liberty Owned SiriusXM Shares and Treasury Shares.
The Exchange Ratio is estimated to be approximately 0.83 taking into account the amendment to the Exchange Ratio providing that it is multiplied by one-tenth (0.1) and assuming that as of June 30, 2024, there will be approximately 3,846.6 million shares of Sirius XM Common Stock outstanding, approximately 353.1 million shares of Liberty SiriusXM Common Stock outstanding and approximately 3,205.8 million shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries immediately prior to the Split-Off that, pursuant to the Exchange Ratio, is subject to reduction for an estimated net liabilities share adjustment of an amount of New Sirius Common Stock corresponding to approximately 274.8 million shares of New Sirius Common Stock (which, based on the $4.23 Reference Price for shares of Sirius XM Common Stock, equates to approximately $1,163 million). Based on these assumptions, the Exchange Ratio will be approximately 0.83 and as a result of which, Liberty Media and Sirius XM Holdings estimate that the former holders of Liberty SiriusXM Common Stock will own approximately 81% of New Sirius, with the former holders of Sirius XM Common Stock, other than Liberty Media and its subsidiaries, owning the remaining approximately 19% of New Sirius, in each case, immediately following the completion of the Merger. All of the foregoing percentages are approximations based on share information and net liabilities estimated as of such date and subject to change.
It is expected that the Split-Off and Merger will cause a reduction in the voting power held by certain holders of Liberty SiriusXM Common Stock with respect to the business and assets of Sirius XM Holdings. Pursuant to Liberty Media’s certificate of incorporation, holders of LSXMA are currently entitled to one vote for each share of such stock held on all matters submitted to a vote of stockholders, holders of LSXMB are currently entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders, and holders of LSXMK are currently not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of Liberty Media’s certificate of incorporation), except as otherwise required by Delaware law, in which case each share of LSXMK is entitled to 1/100th of a vote. As a result of the Merger, holders of Liberty SiriusXM Common Stock immediately prior to the Split-Off will experience a reduction of their aggregate voting power in the business and assets of Sirius XM Holdings. Following the Merger, based on the estimated Exchange Ratio of approximately 0.83, and the number of shares of Liberty SiriusXM Common Stock and Sirius XM Common Stock estimated to be outstanding as of June 30, 2024, it is expected that such former holders of Liberty SiriusXM Common Stock will own approximately 81% of New Sirius, whereas an approximate 83% interest in Sirius XM Holdings is currently attributed to the Liberty SiriusXM Group.
Exchange of Shares of Sirius XM Common Stock
Pursuant to the Merger Agreement, Sirius XM Holdings and New Sirius have mutually selected Computershare Inc. to serve as the Exchange Agent for the purpose of exchanging shares of Sirius XM Common Stock for the Merger Consideration. Promptly after the closing date of the Merger, the Exchange Agent will send to each record holder of a certificate that, immediately prior to the Merger Effective Time, represented outstanding shares of Sirius XM Common Stock (other than Treasury Shares and Liberty Owned SiriusXM Shares), a letter of transmittal and instructions for exchanging their certificates for the Merger Consideration. For additional information regarding the treatment of certificated shares, see “Transaction Agreements — Merger Agreement — Conversion of Shares; Exchange of Certificates” below.
New Sirius will cause the Exchange Agent to deliver or make available to all holders of certificated shares of Sirius XM Common Stock a letter of transmittal with which to surrender their certificated shares for the applicable number of shares of New Sirius Common Stock in book-entry form. Holders of certificated shares of Sirius XM Common Stock must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their shares of New Sirius Common Stock in the Merger.
Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the Merger. Accounts holding shares of Sirius XM Common Stock in book-entry form will, at the Merger Effective Time, be automatically debited for the applicable number of shares of Sirius XM Common Stock to be exchanged as of the Merger Effective Time, and promptly thereafter credited with the applicable number of shares of New Sirius Common Stock. Holders of only book-entry shares of Sirius XM Common Stock will not need to take any action to receive their shares of New Sirius Common Stock in the Merger. No letters of transmittal will be delivered to holders of shares in book-entry form unless they also hold certificated shares of Sirius XM Common Stock, in which case such holder must surrender such stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive any shares of New Sirius Common Stock, including any shares of New Sirius Common Stock in respect of any shares of Sirius XM Common Stock held in book-entry form.
In the Merger, only book-entry shares will be delivered and no physical share certificates will be issued to any New Sirius stockholders.
Treatment of Outstanding Equity Awards
In connection with the Merger, (a) each SiriusXM option (whether or not vested) that is outstanding and unexercised immediately prior to the Merger Effective Time will be converted into a stock option relating to New Sirius Common Stock, with appropriate adjustments based on the SiriusXM Exchange Ratio being made to determine the number of shares and applicable exercise price subject to each such converted option, and such converted option will have the same terms (including the vesting requirements) as those of the corresponding SiriusXM option immediately prior to the Merger Effective Time, and (b) each SiriusXM RSU that is outstanding immediately prior to the Merger Effective Time will be converted into a restricted stock unit relating to New Sirius Common Stock, with appropriate adjustments based on the SiriusXM Exchange Ratio being made to determine the number of shares subject to each converted restricted stock unit, and with such converted restricted stock unit having the same terms (including the vesting requirements) as those of the corresponding SiriusXM RSU immediately prior to the Merger Effective Time.
New Sirius’ Board of Directors and Management after the Merger
At the Merger Effective Time, the board of directors of New Sirius will consist of a total of nine directors and be classified and divided into three classes, designated Class I, Class II and Class III, with each class initially consisting of three directors. Liberty Media has designated five individuals, including Mr. Maffei and four other directors (with three of such four director designees satisfying certain independence requirements). Sirius XM Holdings has designated four individuals, including Ms. Witz and three other directors (with these three director designees satisfying certain independence requirements). Liberty Media has designated the following five individuals as the Liberty Media Designees: Mr. Maffei, Mr. Evan Malone, Mr. Meyer, Mr. Zaslav and Mr. Rapino. Sirius XM Holdings has designated the following four individuals as the Sirius XM Holdings Designees: Ms. Witz, Mr. Hartenstein, Ms. Procope and Ms. Salen. In connection with the foregoing appointments, (a) Sirius XM Holdings has designated Mr. Hartenstein, Ms. Salen and Ms. Witz as the initial Class I directors for a term expiring at the first annual meeting of stockholders of New Sirius held after the Merger Effective Time, (b) Sirius XM Holdings has designated Ms. Procope and Liberty Media has designated Mr. Evan Malone and Mr. Meyer as the initial Class II directors for a term expiring at the second annual meeting of stockholders of New Sirius held after the Merger Effective Time and (c) Liberty Media has designated Mr. Maffei, Mr. Zaslav and Mr. Rapino as the initial Class III directors for a term expiring at the third annual meeting of stockholders of New Sirius held after the Merger Effective Time. Pursuant to New Sirius’ amended and restated charter, the board of directors of New Sirius is authorized to assign members of the board of directors already in office to their respective class. At each annual meeting of stockholders held after the Merger Effective Time, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the next succeeding annual meeting of stockholders. Following the third annual meeting held after the Merger Effective Time, the New Sirius board of directors will cease to be classified.
The officers of Sirius XM Holdings immediately prior to the Merger Effective Time will be the initial officers of New Sirius as of immediately following the Merger Effective Time.
For more information on the proposed directors and executive officers of New Sirius, see “Management of New Sirius Following the Merger.”
Amount and Source of Funds and Financing; Expenses
Liberty Media
It is expected that Liberty Media will incur an aggregate of approximately $38.8 million in expenses in connection with the Transactions. These expenses will be attributed to the Liberty SiriusXM Group and assumed by New Sirius in the Split-Off. Holders of Liberty SiriusXM Common Stock will directly bear, in the form of an adjustment to the Exchange Ratio, the amount of such fees and expenses incurred by Liberty Media and its subsidiaries in connection with the Transactions.
Sirius XM Holdings
It is expected that Sirius XM Holdings will incur an aggregate of approximately $55 million in expenses in connection with the Transactions.
Sirius XM Holdings intends to finance a portion of the liabilities to be repaid by New Sirius in connection with the Transactions, including, but not limited to, the Margin Loan and required repurchases of the 2.75% Exchangeable Senior Debentures due 2049, with a combination of available cash and, to the extent needed, debt financing. To this end, Morgan Stanley Senior Funding, Inc., Bank of America, N.A., BofA Securities, Inc. and JPMorgan Chase Bank, N.A (collectively, the Commitment Parties) committed to provide Sirius XM Radio with a 364-day bridge loan facility (the Bridge Financing) in the aggregate principal amount of $1.1 billion on the terms and subject to the conditions set forth in a debt commitment letter, dated as of December 11, 2023 (the Debt Commitment Letter), by and among Sirius XM Radio and the Commitment Parties. The funding of the Bridge Financing was subject to compliance with customary terms and conditions precedent for such borrowing as set forth in the Debt Commitment Letter, including, among others, (a) the execution and delivery by Sirius XM Radio of definitive documentation consistent with the Debt Commitment Letter and (b) that the Split-Off and Merger shall have been consummated, or shall be consummated substantially close in time with, the initial funding under such facilities substantially in accordance with the terms of the Reorganization Agreement and the Merger Agreement. Sirius XM Radio and certain of the Commitment Parties (or affiliates of the Commitment Parties) also entered into engagement letters, dated as of December 11, 2023 (the Engagement Letters), pursuant to which the applicable Commitment Parties (or affiliates of the Commitment Parties) party thereto were engaged by Sirius XM Radio to arrange permanent financing, in lieu of the Bridge Financing provided for under the Debt

Commitment Letter, in the form of term loans and/or notes. The completion of the Bridge Financing (or any permanent financing in lieu of the Bridge Financing) is not a condition to the closing of the Transactions.
On January 26, 2024, Sirius XM Radio entered into the Sirius XM Radio Term Loan A in lieu of the Bridge Financing provided under the Debt Commitment Letter and the Debt Commitment Letter was terminated. For more information, see “The Merger — Amount and Source of Funds and Financing; Expenses” and “Description of Certain Indebtedness.”
New Sirius
New Sirius is not expected to incur any expenses in connection with the Transactions apart from those incurred by Liberty Media and to be assumed by New Sirius in the Split-Off.
In connection with the Merger, (a) the Margin Loan Obligation will be repaid, (b) holders of the 2.75% Exchangeable Senior Debentures due 2049 will have the right to require New Sirius (as issuer by assumption pursuant to the terms of the indenture governing the 2.75% Exchangeable Senior Debentures due 2049) to repurchase the 2.75% Exchangeable Senior Debentures due 2049 at a purchase price equal to the adjusted principal amount plus accrued and unpaid interest and (c) the 3.75% Convertible Senior Notes due 2028 will be assumed by New Sirius pursuant to the terms of the indenture governing such 3.75% Convertible Senior Notes due 2028.
New Sirius intends to fund repayment of the Margin Loan Obligation and any repurchases of the 2.75% Exchangeable Senior Debentures due 2049 from borrowings under a promissory note from Sirius XM Radio to be entered into in connection with the Split-Off.
The promissory note will be unsecured and in a principal amount to be determined, but to be no greater than $1.1 billion. Interest on the promissory note will be determined prior to the Merger Effective Time and will have a maturity date that is no less than two years from the date of execution. New Sirius may repay the promissory note at any time without any premium or penalty.
Accounting Treatment
The Split-Off will be accounted for at historical cost due to the fact that New Sirius Common Stock will be distributed pro-rata to holders of Liberty SiriusXM Common Stock. Following the Split-Off, New Sirius will acquire the remaining outstanding Sirius XM Common Stock it does not own through an equity exchange where holders of Sirius XM Common Stock will receive one-tenth (0.1) of a share of New Sirius Common Stock for each share of Sirius XM Common Stock, thereby eliminating the noncontrolling interest in Sirius XM Holdings.
No Appraisal Rights
Under the DGCL, holders of Sirius XM Common Stock and Liberty SiriusXM Common Stock will not be entitled to exercise appraisal rights in connection with the Merger.
Results of the Split-Off and the Merger
Immediately following the Split-Off and the Merger, New Sirius expects to have outstanding approximately 362,122,100 shares of New Sirius Common Stock, based upon the number of shares of LSXMA, LSXMB and LSXMK outstanding as of June 30, 2024 and the number of shares of Sirius XM Common Stock outstanding as of June 30, 2024. The actual number of shares of New Sirius Common Stock to be distributed in connection with the Split-Off will depend upon, in addition to the Exchange Ratio, the actual number of shares of LSXMA, LSXMB and LSXMK outstanding immediately prior to the Split-Off Effective Time. In addition, the actual number of shares of New Sirius Common Stock to be issued in connection with the Merger will depend upon the actual number of shares of Sirius XM Common Stock outstanding immediately prior to the Merger Effective Time.
Immediately following the completion of the Split-Off and the Merger, New Sirius expects to have approximately 7,920 holders of record of New Sirius Common Stock based upon the number of holders of record of LSXMA, LSXMB and LSXMK as of the record date and the number of holders of record of

Sirius XM Common Stock as of the same date (which amount does not include the number of stockholders whose shares are held of record by banks, brokerage houses or other institutions, but includes each such institution as one stockholder).
Regulatory Approvals
The Transactions do not require any notifications by Liberty Media, New Sirius or Sirius XM Holdings under the HSR Act. Certain stockholders of Liberty Media or Sirius XM Holdings, however, are required to provide notifications to the DOJ and FTC as a result of the Transactions. Any such stockholder notifications are not conditions to closing of the Transactions.
Liberty Media and Sirius XM Holdings submitted applications to the FCC for authorization to transfer control of subsidiaries of Sirius XM Holdings that hold FCC licenses and authorizations and the associated FCC licenses and authorizations from Liberty Media to New Sirius and the FCC approved such applications in March 2024. Additionally, the Conversion requires the FCC’s prior approval of the pro forma assignment and transfer of control applications for the FCC licenses and authorizations held by Sirius XM Radio and its licensee subsidiaries, for which Sirius XM Holdings submitted applications to the FCC. The FCC has approved all such assignment and transfer of control applications filed in connection with the Conversion.
At any time before or after the effective time of certain transactions, the DOJ, the FTC, U.S. state attorneys general, or private parties can take action under the U.S. antitrust laws or state antitrust laws to prevent the transactions, to rescind the transactions, or to conditionally approve the transactions upon the divestiture of assets or other remedies. There can be no assurance that a challenge to the Transactions on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Stock Exchange Listing
On the date of this proxy statement/notice/prospectus/information statement, New Sirius is a wholly owned subsidiary of Liberty Media. Accordingly, there is no public market for the New Sirius Common Stock. If the Transactions are consummated, New Sirius will be the successor issuer of Sirius XM Holdings. New Sirius Common Stock will be substituted for Sirius XM Common Stock on the Nasdaq Global Select Market and will continue to be traded under the symbol “SIRI” in place of the shares of Sirius XM Common Stock. Neither New Sirius nor Liberty Media can assure you as to the trading price of New Sirius Common Stock after the Split-Off and the Merger. If the Split-Off is completed, each series of Liberty SiriusXM Common Stock will be delisted from the Nasdaq Global Select Market and will be deregistered under the Exchange Act.
Stock Transfer Agent and Registrar
Liberty Media and Sirius XM Holdings have mutually selected Computershare Inc. as Transfer Agent, which will also serve as registrar for New Sirius Common Stock.
Federal Securities Law Consequences
The issuance of shares of New Sirius Common Stock in the Transactions will be registered under the Securities Act, and the shares of New Sirius Common Stock so issued will be freely transferable under the Securities Act, except for shares of New Sirius Common Stock issued to any person who is deemed to be an “affiliate” of New Sirius after completion of the Transactions. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with New Sirius and may include directors and significant stockholders of New Sirius. Affiliates may not sell their shares of New Sirius Common Stock, except:
•
pursuant to an effective registration statement under the Securities Act covering the resale of those shares;

•
in compliance with Rule 144 under the Securities Act; or

•
pursuant to any other applicable exemption under the Securities Act.

The registration statement on Form S-4, of which this proxy statement/notice/prospectus/information statement forms a part, will not cover the resale of shares of New Sirius Common Stock to be received by its affiliates.
Board Approvals
The Liberty Media board of directors has unanimously (a) approved and declared advisable and in the best interests of Liberty Media and its stockholders (including the holders of Liberty SiriusXM Common Stock) (i) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement) and (ii) the Merger Agreement, each of the other transaction agreements to which Liberty Media is a party, and the transactions contemplated thereby, including the Merger, and (b) recommended that holders of LSXMA and LSXMB, voting together as a separate class, approve the Split-Off.
The New Sirius board of directors has unanimously (a) approved and declared advisable and in the best interests of New Sirius and its sole stockholder, Liberty Media, the Merger Agreement, each of the other transaction agreements to which New Sirius is a party, and the transactions contemplated thereby, including the Merger (b) approved and declared advisable New Sirius’ amended and restated charter and recommended that the sole stockholder of New Sirius approve New Sirius’ amended and restated charter, and (c) adopted New Sirius’ amended and restated bylaws as of immediately prior to the Split-Off Effective Time.
The Special Committee has unanimously (a) determined that the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, are advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, and (b) recommended that the Sirius XM Holdings board of directors (i) determine that the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, are advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, (ii) approve the execution and delivery of the transaction agreements and the consummation and performance by Sirius XM Holdings of the transactions contemplated thereby and (iii) recommend the adoption of the Merger Agreement to Sirius XM Holdings stockholders, other than Liberty Media and its subsidiaries.
The Sirius XM Holdings board of directors, following receipt of the recommendation of the Special Committee, has unanimously (a) determined that the transaction agreements and the transactions contemplated by the transaction agreements, including the Transactions, are advisable, fair to and in the best interests of Sirius XM Holdings and its stockholders, other than Liberty Media and its subsidiaries, (b) approved the execution and delivery of the transaction agreements to which Sirius XM Holdings is a party and the consummation and performance by Sirius XM Holdings of the transactions contemplated thereby and (c) recommended to the Sirius XM Holdings stockholders, other than Liberty Media and its subsidiaries, the Merger Agreement for adoption.
Written Stockholder Consents and Member Consent
The adoption of the Merger Agreement and the approval of the Merger required the affirmative vote or action by written consent of the holders of record of a majority of the shares of Sirius XM Common Stock entitled to vote on such matters. On December 11, 2023 and June 16, 2024, Liberty Radio, which on such dates owned of record a majority of the issued and outstanding shares of Sirius XM Common Stock and held a majority of voting power of capital stock of Sirius XM Holdings, delivered the Sirius XM Stockholder Written Consents authorizing, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Merger, which December 2023 Sirius XM Stockholder Written Consent became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto and which June 2024 Sirius XM Stockholder Written Consent became effective immediately following the execution and delivery of the First Amendment to the Agreement and Plan of Merger by all parties thereto. Accordingly, the delivery of the Sirius XM Stockholder Written Consents was sufficient to adopt the Merger Agreement and approve the Merger, on behalf of Sirius XM Holdings’ stockholders. Sirius XM Holdings has not solicited and is not soliciting its stockholders to adopt the Merger Agreement or approve the Merger.

Liberty Media, in its capacity as the sole stockholder of New Sirius, has delivered to New Sirius a written consent, among other things, approving and adopting New Sirius’ amended and restated charter. The written consent became effective immediately following the execution and delivery of the Merger Agreement by all parties thereto.
New Sirius, in its capacity as the sole and managing member of Merger Sub, has delivered to Merger Sub a written consent approving the Merger Agreement, each of the other transaction agreements to which Merger Sub is a party, and the transactions contemplated thereby, including the Merger (the Merger Sub Member Consent).
No further action by any stockholder of Sirius XM Holdings is required under applicable law, and while holders of LSXMA and LSXMB are being asked to vote on and approve the Split-Off Proposal in accordance with Liberty Media’s certificate of incorporation, no adoption of the Merger Agreement or approval of the Merger is required under applicable law by the holders of LSXMA or LSXMB. Neither Liberty Media nor Sirius XM Holdings will call a special meeting of their respective stockholders for purposes of voting on adoption of the Merger Agreement or approval of the Merger (though, as described above, Liberty Media has called the Liberty Special Meeting to approve the Split-Off Proposal). Given that the completion of the Split-Off is a condition to the completion of the Merger, if the Split-Off Proposal is not approved, neither the Split-Off nor the Merger will be consummated.

TRANSACTION AGREEMENTS
Reorganization Agreement
The following summary describes the material provisions of the Reorganization Agreement and is qualified in its entirety by reference to the complete text of the Reorganization Agreement and any amendments thereto including the First Amendment to the Reorganization Agreement, dated as of June 16, 2024, copies of which are attached as Annex A and Annex B, respectively, to, and are incorporated by reference in, this proxy statement/notice/prospectus/information statement. The provisions of the Reorganization Agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the Reorganization Agreement that is important to you. We encourage you to read the Reorganization Agreement carefully in its entirety for a more complete understanding of the Reorganization Agreement.
The Reorganization Agreement and this summary of its terms have been included with this proxy statement/notice/prospectus/information statement to provide you with information regarding the terms of the Reorganization Agreement and are not intended to modify or supplement any factual disclosures about Liberty Media or Sirius XM Holdings from the public reports filed with the SEC or otherwise. The representations and warranties contained in the Reorganization Agreement may be subject to a contractual standard of materiality different from those generally applicable to stockholders.
On December 11, 2023, Liberty Media, New Sirius and Sirius XM Holdings entered into the Reorganization Agreement to provide for, among other things, the principal corporate transactions required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between New Sirius and Liberty Media with respect to and resulting from the Split-Off. On June 16, 2024, Liberty Media, New Sirius and Sirius XM Holdings entered into the First Amendment to the Reorganization Agreement to, among other things, amend the Exchange Ratio in order to reduce the total number of outstanding shares of New Sirius Common Stock as of immediately following the closing of the Split-Off and make certain changes to the Restructuring.
Contribution
Prior to the Redemption, subject to the receipt of the approval of the Redemption by the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class, and the satisfaction or, if permissible, waiver of the conditions set forth in the Reorganization Agreement and as described below Liberty Media will (a) cause all of its (and its subsidiaries’) right, title and interest in and to all of Liberty Media’s direct and indirect interest in Sirius XM Holdings (which currently represents approximately 83% of the outstanding shares of Sirius XM Common Stock), corporate cash and any other assets and businesses of Liberty Media and its subsidiaries attributed to the Liberty SiriusXM Group as of immediately prior to the Contribution to be contributed to New Sirius and (b) cause all of the liabilities of Liberty Media and its subsidiaries attributed to the Liberty SiriusXM group (including all liabilities to the extent arising out of the businesses attributed to the Liberty SiriusXM Group) as of immediately prior to the Contribution to be contributed to New Sirius. Once the Contribution is complete, but prior to completing the Merger, New Sirius will own and be obligated for all of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Contribution, including (i) all of Liberty Media’s direct and indirect interest in Sirius XM Holdings, (ii) corporate cash, (iii) Liberty Media’s 3.75% Convertible Senior Notes due 2028, (iv) Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049, (v) the Margin Loan and (vi) certain litigation liabilities, including certain liabilities relating to (a) the settlement of the Specified Litigation Matter, as memorialized and agreed in a Stipulation and Agreement of Settlement, Compromise and Release entered into and filed with the Court on January 8, 2024 by (1) Plaintiff Vladimir Fishel, derivatively on behalf of SiriusXM and directly on behalf of himself and other members of the settlement class, (2) nominal Defendant SiriusXM, and (3) Defendants Liberty Media, Gregory B. Maffei, James E. Meyer, Jennifer Witz, Evan D. Malone, David A. Blau, Robin P. Hickenlooper, Michael Rapino, David Zaslav, Jonelle Procope, Kristina Salen, and Carl E. Vogel (the Agreed Settlement), and (b) any litigation against Liberty Media, New Sirius, Merger Sub, Sirius XM Holdings or any of their respective directors or officers relating to the Merger, the Split-Off and the other transactions contemplated by the Merger Agreement or the Reorganization Agreement (Transaction Litigation). The Agreed Settlement was approved by an Order and Final Judgment entered by the Court on April 9, 2024 (the Order and Final Judgment), which certified the Specified Litigation Matter as a non-opt out class action on behalf of a settlement class consisting of all holders of Sirius XM Common Stock as of close of trading on January 5, 2024, with some limited exceptions, approved the Agreed Settlement as fair, reasonable and adequate to the settlement class, and dismissed the Specified Litigation Matter with prejudice (subject to the terms of the Agreed Settlement), among other things. Liberty Media is contributing all such assets and businesses to New Sirius on an “as is, where is” basis.
If, following the Split-Off Effective Time (a) any New Sirius Asset or other property, right or asset forming part of the businesses attributed to the Liberty SiriusXM Group immediately prior to the Contribution has not been transferred to New Sirius, Liberty Media is required to transfer such property, right or asset to New Sirius for no additional consideration; or (b) any property, right or asset forming part of the businesses retained by Liberty Media following the Contribution is transferred to New Sirius, New Sirius is required to transfer such property, right or asset to Liberty Media for no additional consideration.
Redemption
Following the Contribution, and subject to the approval of the Split-Off Proposal by the holders representing a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class, and the satisfaction or, if permissible, waiver of the conditions set forth in the Reorganization Agreement, Liberty Media will redeem each outstanding share of Liberty SiriusXM Common Stock for such number of shares of New Sirius Common Stock equal to the Exchange Ratio, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock.
Following the Split-Off Effective Time, Liberty Media will cause the Redemption Agent to deliver or make available to all holders of certificated shares of Liberty SiriusXM Common Stock a letter of transmittal with which to surrender their certificated shares for the applicable number of shares of New Sirius Common Stock in book-entry form. Holders of certificated shares of Liberty SiriusXM Common Stock must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their shares of New Sirius Common Stock in the Split-Off.
Accounts holding shares of Liberty SiriusXM Common Stock in book-entry form will, at the Split-Off Effective Time, be automatically debited for the applicable series and number of shares to be redeemed as of the Split-Off Effective Time, and promptly thereafter credited with the applicable number of shares of New Sirius Common Stock. Holders of only book-entry shares of Liberty SiriusXM Common Stock will not need to take any action to receive their shares of New Sirius Common Stock in the Split-Off. No letters of transmittal will be delivered to holders of shares in book-entry form unless they also hold certificated shares of Liberty SiriusXM Common Stock, in which case such holder must surrender such stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive any shares of New Sirius Common Stock, including any shares of New Sirius Common Stock in respect of any shares of Liberty SiriusXM Common Stock held in book-entry form.
Exchange Ratio
Prior to the closing of the Split-Off and pursuant to the Reorganization Agreement, the Exchange Ratio, which will be rounded to the nearest ten-thousandth, will be calculated based on (a) one-tenth (0.1) multiplied by (b)(i) the number of shares of Sirius XM Common Stock held by Liberty Media and its subsidiaries (including New Sirius and its subsidiaries) immediately prior to the Split-Off reduced by a net liabilities share adjustment, divided by (ii) the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock after the close of the market on the Measurement Date calculated based on the treasury stock method. The net liabilities share adjustment, which will be calculated after the close of the market on the Measurement Date, will equal a number of shares based on the following formula as set forth in the Reorganization Agreement:

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the net debt attributed to the Liberty SiriusXM Group, which equals the indebtedness attributed to the Liberty SiriusXM Group (excluding Liberty Media’s 3.75% Convertible Senior Notes due 2028, but including Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and the Margin Loan) less the cash and cash equivalents attributed to the Liberty SiriusXM Group (subject to certain reductions for estimated corporate overhead and similar expenses expected to be incurred between the Measurement Date and the closing of the Split-Off); plus

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certain financing fees (Financing Fees) that Sirius XM Radio expects to pay on or prior to the Merger Effective Time in connection with the Debt Commitment Letter, the SIRI Fee Letter and the Engagement Letters (the SIRI Financing Papers), including certain consent fees related to Sirius XM Radio’s existing credit facility. Such Financing Fees shall not exceed amounts set forth in the SIRI Financing Papers provided to Liberty Media on the date of the Reorganization Agreement; plus

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a net adjustment equal to the sum of certain tax liabilities attributed to the Liberty SiriusXM Group, reduced by certain tax benefits attributed to the Liberty SiriusXM Group; plus

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unpaid advisor and service provider fees, costs and expenses of Liberty Media incurred in connection with the Transactions (including an estimate of such fees, costs and expenses expected to be incurred between the Measurement Date and the closing of the Split-Off); plus

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the aggregate fair value (as of the grant date) of any Liberty SiriusXM option awards granted after the date of the Reorganization Agreement; plus

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50% of the filing fees paid in connection with obtaining approval of the Transactions under the Communications Act; minus

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16.5% of the SEC filing fees arising from the filing of this proxy statement/notice/prospectus/information statement with the SEC;

with the result of the above divided by $4.23, which represents the average of the daily VWAP of shares of Sirius XM Common Stock for the twenty consecutive trading days ending on September 25, 2023, the day before Liberty Media publicly disclosed that it had communicated a proposal to the Special Committee outlining the terms of a proposed combination. As a result of the Order and Final Judgment and the prior deposit of the required payment pursuant to the Agreed Settlement into escrow for the benefit of the applicable parties in the Specified Litigation Matter in accordance with the Agreed Settlement, we do not expect the net liabilities share adjustment to be adjusted by any liability arising from the Specified Litigation Matter.
The number of fully diluted shares of Liberty SiriusXM Common Stock outstanding, which will be calculated as of the Measurement Date, will be calculated based on (a) the issued and outstanding shares of Liberty SiriusXM Common Stock, including restricted shares and restricted stock units of Liberty SiriusXM Common Stock accelerated in accordance with the Reorganization Agreement, net of tax withholding, plus (b) the number of shares of Liberty SiriusXM Common Stock underlying unexercised equity options granted prior to the date of the Reorganization Agreement, plus (c) the amount equal to (i) the aggregate number of shares of LSXMA that would be issuable upon conversion of Liberty Media’s 3.75% Convertible Senior Notes due 2028, plus (ii) the number of shares of LSXMA (if any) equal to the quotient obtained by dividing (A) the amount (if any) by which the aggregate principal amount of Liberty Media’s 3.75% Convertible Senior Notes due 2028 exceeds the value of such LSXMA shares (as determined by the average of the daily VWAP of shares of LSXMA for the ten consecutive trading days ending on the Measurement Date) that would be issuable upon conversion of Liberty Media’s 3.75% Convertible Senior Notes due 2028 by (B) an average of the daily VWAP of shares of LSXMA for the ten consecutive trading days ending on the Measurement Date.
In accordance with the treasury stock method, the number of adjusted fully diluted shares of Liberty SiriusXM Common Stock used in the calculation of the Exchange Ratio will be reduced by the aggregate value of the exercise prices of certain Liberty SiriusXM option awards, which will be calculated as of the Measurement Date, by dividing (a) the aggregate exercise price of outstanding stock options relating to Liberty SiriusXM Common Stock granted prior to the date of the Reorganization Agreement (subject to certain adjustments) by (b) an average of the daily VWAP of shares of LSXMK for the ten consecutive trading days ending on the Measurement Date.

Liberty Media estimates that the Exchange Ratio in the Redemption will be approximately 0.83 shares of New Sirius Common Stock per one share of Liberty SiriusXM Common Stock. This estimated Exchange Ratio is based on estimated net financial liabilities (excluding Liberty Media’s 3.75% Convertible Senior Notes due 2028, but including Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and the Margin Loan) of the Liberty SiriusXM Group as of June 30, 2024 and estimates of transaction fees and expenses, financing fees, litigation-related liabilities and other corporate adjustments. Because the Exchange Ratio is not fixed and may vary, including due to (a) fluctuations in Liberty SiriusXM Group’s net financial liabilities, including its interest expense, transaction fees and expenses, financing fees and litigation-related liabilities, (b) changes to the trading prices of the shares of LSXMA or LSXMK between now and the Measurement Date, (c) any issuance of Liberty SiriusXM Equity Awards (as defined below) after the date of the Reorganization Agreement, (d) any issuance or repurchase by Liberty Media of shares of Liberty SiriusXM Common Stock (it being understood that any such issuances or repurchases require the prior written consent of Sirius XM Holdings under the Merger Agreement) and (e) any cancellation prior to the Measurement Date of Liberty SiriusXM Equity Awards issued prior to the Reorganization Agreement, the number of shares of New Sirius Common Stock to be received by holders of Liberty SiriusXM Common Stock in the Redemption may change from the estimated Exchange Ratio. Changes in the Exchange Ratio will impact the proportion of issued and outstanding New Sirius Common Stock following the completion of the Transactions represented by the shares of New Sirius Common Stock issued to former holders of Liberty SiriusXM Common Stock relative to former holders of Sirius XM Common Stock in the Transactions. The final Exchange Ratio, as determined in accordance with the Reorganization Agreement, will be rounded to the nearest ten-thousandth. See “The Split-Off Proposal — The Split-Off; Exchange Ratio” above.
Determination of Exchange Ratio
In order to finalize the Exchange Ratio and its components, including the net liabilities share adjustment, which are all calculated as of the Measurement Date, six business days prior to the closing of the Split-Off, Liberty Media is required to deliver to Sirius XM Holdings an officer’s certificate that includes Liberty Media’s good faith calculation of the net liabilities share adjustment and the Exchange Ratio. Sirius XM Holdings then has four business days from the receipt of such officer’s certificate to provide written notice of any good faith objections to the calculations set forth in such officer’s certificate, together with reasonably detailed supporting documentation of such objections. If Sirius XM Holdings does provide such written objection, Sirius XM Holdings and Liberty Media must negotiate in good faith, acting reasonably, to resolve such objections prior to the closing of the Split-Off, and final calculations must be mutually resolved by Sirius XM Holdings and Liberty Media. If Sirius XM Holdings does not timely provide any such objections, the calculations of the net liabilities share adjustment and the Exchange Ratio included in Liberty Media’s officer’s certificate will be final and binding on the parties.
Treatment of Fractional Shares
Holders of record of Liberty SiriusXM Common Stock will not receive fractional shares in connection with the Redemption. Instead, the Redemption Agent will aggregate all fractional shares of New Sirius Common Stock held by holders of record into whole shares and sell the whole shares at prevailing market prices on behalf of those holders who would otherwise be entitled to receive a fractional share. The Redemption Agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by Liberty Media or New Sirius. Liberty Media and New Sirius anticipate that these sales will occur as soon as practicable after the Redemption is completed. Those holders of record will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds from such sales of the New Sirius Common Stock, less any applicable withholding taxes (with no interest, rounded down to the nearest cent). If such holders of record physically hold stock certificates or hold stock through the Transfer Agent’s Direct Registration System, the check for any cash that such holders of record may be entitled to receive instead of fractional shares of New Sirius Common Stock will be mailed to such holders separately.
Holders of Liberty SiriusXM Common Stock who hold their shares via a DTC Participant (or in street name) should reach out to their broker or other nominee with any questions regarding the treatment of fractional shares. The Redemption Agent will aggregate all fractional shares of New Sirius Common Stock held by DTC Participants into whole shares and sell the whole shares at prevailing market prices on behalf of such DTC Participants who would otherwise be entitled to receive a fractional share. The Redemption Agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by Liberty Media or New Sirius. Liberty Media and New Sirius anticipate that these sales will occur as soon as practicable after the Redemption is completed. Holders of Liberty SiriusXM Common Stock who hold their shares in street name should contact their broker or other nominee for additional details.
Neither Liberty Media, New Sirius nor the Redemption Agent will guarantee any minimum sale price for any fractional shares. No interest will be paid on any cash you receive in lieu of a fractional share. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “U.S. Federal Income Tax Consequences.”
Treatment of Outstanding Liberty SiriusXM Incentive Awards
Each Liberty SiriusXM option award that is outstanding immediately prior to the Split-Off Effective Time will accelerate and become fully vested immediately prior to, and contingent upon, the Split-Off Effective Time. Each Liberty SiriusXM option award will be converted into a New Sirius option award, with appropriate adjustments based on the Exchange Ratio being made to determine the number of shares and applicable exercise price subject to each New Sirius option award after giving effect to the Split-Off.
The New Sirius option awards will be subject to the terms and conditions of the Transitional Plan and, except as described above, all other terms of the New Sirius option award will, in all material respects, be the same as those of the corresponding original Liberty SiriusXM option award. As discussed above in “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards — Transitional Plan,” the shares of New Sirius Common Stock underlying New Sirius option awards held by any individual who will serve as a member of the New Sirius board of directors can be registered on a Form S-8 and will be settled in shares upon exercise. Shares of New Sirius Common Stock underlying other New Sirius option awards that may not be able to be registered on a Form S-8 will be settled in cash upon exercise.
Each restricted stock unit with respect to shares of Liberty SiriusXM Common Stock and each restricted share of Liberty SiriusXM Common Stock outstanding as of ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or authorized committee thereof)) will accelerate and become fully vested on such date and, net of taxes, will be treated as outstanding shares of Liberty SiriusXM Common Stock and will be exchanged into shares of New Sirius Common Stock in the Redemption.
Representations and Warranties
The Reorganization Agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications. The representations and warranties made by Liberty Media, New Sirius, and Sirius XM Holdings relate to, among other things:
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organization and qualification;

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authorization and validity of agreement;

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no conflict with instruments; and

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no other reliance.

The representations and warranties contained in the Reorganization Agreement will not survive the Split-Off Effective Time.
Conditions to Completion of the Contribution and the Redemption
The obligations of Liberty Media to effect the Contribution and the Redemption are subject to (a) the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, other than the condition that the Split-Off be completed and the condition that the conditions in the Reorganization

Agreement be satisfied, but including, among others, the receipt (i) by Liberty Media of approval of the Split-Off Proposal by the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class, and (ii) by Liberty Media and Sirius XM Holdings of the tax opinions described below, (b) the confirmation by the parties to the Merger Agreement that the completion of the Merger will occur subject only to the occurrence of the Split-Off Effective Time, (c) the absence of any law, order or other legal restraint that has the effect of enjoining, restraining, preventing or prohibiting the consummation of the Contribution or Redemption and (d) the completion of the Conversion. The foregoing conditions, other than the condition set forth in clause (c), may not be waived by Liberty Media, New Sirius or Sirius XM Holdings. For more information regarding the conditions set forth in the Merger Agreement, see “— Merger Agreement — Conditions to Completion of the Merger” below.
Closing Deliverables
At or before the completion of the Redemption, each of Liberty Media and New Sirius must deliver to the other party (a) the Tax Sharing Agreement, executed by such party, (b) agreements to effect the Contribution, executed by such party, (c) a customary secretary’s certificate, executed by such party and (d) such other documents that the other party may reasonably request. In addition, at or before the completion of the Redemption, New Sirius must deliver to Liberty Media a copy of New Sirius’ amended and restated charter filed with the Secretary of State of the State of Delaware.
Mutual Indemnification Obligations
The Reorganization Agreement provides for mutual indemnification obligations between Liberty Media and New Sirius. Following the completion of the Split-Off, New Sirius will indemnify Liberty Media and certain of its related persons from and against all losses and damages paid by Liberty Media or such related persons in connection with (a) the conduct of the business attributed to the Liberty SiriusXM Group immediately prior to the completion of the Contribution, (b) the New Sirius Assets and Liabilities and (c) any breach of, or failure to perform or comply with, any covenant or obligation of New Sirius under the Reorganization Agreement to the extent such breach or failure occurs after the completion of the Split-Off.
In addition, following the completion of the Split-Off, Liberty Media will indemnify New Sirius and certain of its related persons from and against all losses and damages paid by New Sirius or such related persons in connection with (a) the conduct of the business retained by Liberty Media in accordance with the Reorganization Agreement following the completion of the Contribution, (b) the assets and liabilities retained by Liberty Media in accordance with the Reorganization Agreement following the completion of the Contribution and (c) any breach of, or failure to perform or comply with, any covenant or obligation of Liberty Media under the Reorganization Agreement.
Specified Litigation Matter
Prior to completing the Split-Off, if the Agreed Settlement is terminated, Liberty Media will control the defense and settlement of the Specified Litigation Matter at its cost and expense, which cost and expense will be attributed to the Liberty SiriusXM Group. In such event, Liberty Media (a) must keep Sirius XM Holdings reasonably informed regarding the status of any such defense or settlement and consider in good faith any input from Sirius XM Holdings with respect thereto and (b) Liberty Media cannot settle the Specified Litigation Matter in a manner that will be adverse to Sirius XM Holdings and its stockholders (other than Liberty Media and its subsidiaries) relative to the Agreed Settlement unless Sirius XM Holdings consents to the settlement (and Sirius XM Holdings cannot unreasonably withhold its consent).
After the completion of the Split-Off, except in connection with the Agreed Settlement and if the Specified Litigation Matter has not been finally resolved by the Merger Effective Time, New Sirius will control the defense and settlement of the Specified Litigation Matter at its cost and expense. In such event, New Sirius (a) must keep Liberty Media reasonably informed regarding the status of any such defense or settlement and consider in good faith any input from Liberty Media with respect thereto and (b) cannot settle the Specified Litigation Matter unless Liberty Media consents to the settlement (and Liberty Media cannot unreasonably withhold or condition its consent).
On April 9, 2024, the Agreed Settlement was approved by the Order and Final Judgment, which dismissed the Specified Litigation Matter with prejudice (subject to the terms of the Agreed Settlement), among other things.
Compensatory Payment
The holders of Sirius XM Common Stock immediately prior to the completion of the Merger (other than Liberty Media or any of its subsidiaries) may be entitled to a certain compensatory payment in respect of (a) Transaction Litigation relating to Liberty Media or its subsidiaries in Liberty Media’s or such subsidiary’s capacity as a stockholder of Sirius XM Holdings or Liberty Media’s conduct in connection with the Transactions or (b) the Specified Litigation Matter (if it remains outstanding following the completion of the Split-Off, which, as a result of the Order and Final Judgment, will not occur). If New Sirius or any of its subsidiaries is required to make a payment for such Transaction Litigation or Specified Litigation Matter (other than the Agreed Settlement, in connection with which the required payment has been deposited into escrow for the benefit of the applicable parties in the Specified Litigation Matter) or if Liberty Media incurs any attorney fees, other defense costs or certain advisor indemnification obligations, in any case, that are assumed by New Sirius per the terms of the Reorganization Agreement (specified payment), then New Sirius will make a compensatory payment to the holders of Sirius XM Common Stock as of immediately prior to the completion of the Merger (other than Liberty Media, New Sirius or any of their subsidiaries). This compensatory payment equals (a) the quotient of the amount of the specified payment divided by Liberty Media’s percentage ownership of Sirius XM Common Stock as of immediately prior to the completion of the Merger less (b) the specified payment.
Other Covenants and Agreements
The Reorganization Agreement contains additional covenants and agreements relating to, among other matters:
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execution and delivery, and taking commercially reasonable actions, to complete and give effect to the transactions contemplated by the Reorganization Agreement;

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information and access rights for specified purposes and confidentiality;

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payments of certain expenses;

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entry into director and officer indemnification agreements; and

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delivery of invoices for certain transaction expenses of Liberty Media and New Sirius.

Termination
The Reorganization Agreement may be terminated and the Split-Off may be abandoned, at any time prior to the Split-Off Effective Time, (a) by Liberty Media for any reason if the Merger Agreement has been terminated in accordance with its terms or (b) by written agreement of Liberty Media, New Sirius and Sirius XM Holdings (through the Special Committee), if the Merger Agreement has not been terminated in accordance with its terms.
Effect of Termination
If the Reorganization Agreement is terminated it will immediately become void and the parties thereto will have no liability to each other with respect to the transactions contemplated by the Reorganization Agreement.
Governing Law; Jurisdiction; Waiver of Jury Trial
Governing Law; Jurisdiction
The Reorganization Agreement and the legal relations among the parties will be governed in all respects by with the laws of the State of Delaware.

The parties have agreed to submit themselves to the sole and exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if that court does not have jurisdiction, in the federal courts located in the State of Delaware.
Waiver of Jury Trial
The parties have agreed to waive all rights to trial by jury in any action arising out of the Reorganization Agreement.
Amendment and Waivers
Any provision of the Reorganization Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of Liberty Media, New Sirius and Sirius XM Holdings (through the Special Committee), or in the case of a waiver, by the party against whom the waiver is to be effective, prior to termination of the Merger Agreement in accordance with its terms.
Tax Sharing Agreement
The following summary describes the material provisions of the Tax Sharing Agreement that the parties expect to enter into and is qualified in its entirety by reference to the complete text of the “form of” Tax Sharing Agreement and any amendments thereto, a copy of which is attached as Annex C to, and is incorporated by reference in, this proxy statement/notice/prospectus/information statement. The provisions of the “form of” Tax Sharing Agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the “form of” Tax Sharing Agreement that is important to you. We encourage you to read the “form of” Tax Sharing Agreement carefully in its entirety for a more complete understanding of the Tax Sharing Agreement that the parties expect to enter into.
In connection with the Split-Off, New Sirius and Liberty Media will enter into the Tax Sharing Agreement. The Tax Sharing Agreement generally allocates taxes, tax benefits, tax items, and tax-related losses between Liberty Media and New Sirius in a manner consistent with the tax sharing policies of Liberty Media in effect prior to the Split-Off, with taxes, tax benefits and tax items attributable to the assets, liabilities and activities attributed to the Liberty Formula One Group and the Liberty Live Group being allocated to Liberty Media, and taxes, tax benefits and tax items attributable to the assets, liabilities and activities attributed to the Liberty SiriusXM Group being allocated to New Sirius. In addition, the Tax Sharing Agreement includes additional provisions, some of which are not specifically addressed by the Liberty Media tax sharing policies, related to the manner in which any taxes or tax-related losses arising from the Split-Off will be allocated between the parties and provides restrictive covenants intended to preserve the generally tax-free treatment of the Split-Off. The failure by a party to comply with its restrictive covenants may change the general allocation of taxes, tax benefits and tax items between the parties related to those transactions. The Tax Sharing Agreement also includes provisions addressing the filing of tax returns, control of tax audits, cooperation on tax matters, retention of tax records, indemnification, and other tax matters.
References in this summary (a) to the terms tax or taxes mean U.S. federal, state, local and foreign taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes, (b) to the term tax-related losses refer to losses arising from the failure of a transaction to qualify as tax-free (except with respect to (i) the receipt of cash in lieu of fractional shares, (ii) certain items of income or gain arising from the deemed exchange, for U.S. federal income tax purposes, of debt obligations of Liberty Media in connection with the Split-Off and (iii) certain deferred intercompany items (within the meaning of applicable U.S. Treasury Regulations) recognized as a result of certain transactions occurring prior to the Split-Off), (c) to the term compensatory equity interests refer to options, stock appreciation rights, restricted stock, restricted stock units or other similar rights with respect to the equity of any entity that are granted on or prior to the Split-Off Effective Date in connection with employee, independent contractor or director compensation, (d) to the term Old Liberty Media common stock refer to Liberty Media’s previously outstanding series of common stock designated as Series A Liberty Media common stock, Series B Liberty Media common stock and Series C Liberty Media common stock for any taxable period (or portion thereof) beginning at or after the effective time of Liberty Media’s reclassification of its common stock into tracking stocks in April 2016 (such reclassification, the 2016 Reclassification) and ending prior to such stock’s redesignation as Liberty Formula One Common Stock, (e) to the term Liberty Formula One Common Stock refer to Liberty Formula One Common Stock and, for any taxable period (or portion thereof) ending prior to the redesignation of such stock as Liberty Formula One Common Stock and beginning at or after the 2016 Reclassification, the Old Liberty Media common stock, (f) to the term Old LMC common stock refer to the common stock of Liberty Media prior to the 2016 Reclassification, and (g) to the term Liberty Braves common stock refer to Liberty Media’s previously outstanding series of common stock designated as Series A Liberty Braves common stock, Series B Liberty Braves common stock and Series C Liberty Braves common stock.
In addition, references in this summary to the New Sirius group mean, following the Split-Off Effective Time, New Sirius and its subsidiaries, and references to the New Sirius business generally mean:
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with respect to any taxable period (or portion thereof) ending prior to the effective time of the 2016 Reclassification, the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately following the 2016 Reclassification during such taxable period (or portion thereof);

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with respect to any tax year (or portion thereof) beginning at or after the effective time of the 2016 Reclassification and ending at or before the Split-Off Effective Time, the businesses, assets and liabilities that were attributed to the Liberty SiriusXM Group during such tax year (or portion thereof), but only while such businesses, assets and liabilities were so attributed; and

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with respect to any tax year (or portion thereof) beginning after the Split-Off Effective Time (a post-distribution period), the businesses, assets and liabilities of the New Sirius group during such tax year (or portion thereof).

References in this summary to the Liberty Media group mean, following the Split-Off Effective Time, Liberty Media and its subsidiaries, and references to the Liberty Media business generally mean, (a) with respect to any tax year (or portion thereof) ending at or before the Split-Off Effective Time (a pre-distribution period), the businesses, assets and liabilities of Liberty Media and its subsidiaries (other than the New Sirius business), and (b) with respect to any post-distribution period, the businesses, assets and liabilities of the Liberty Media group.
Sirius XM Holdings and certain of its subsidiaries (the SiriusXM Entities) currently join with Liberty Media in the filing of a consolidated return for U.S. federal income tax purposes and also join with Liberty Media in the filing of certain consolidated, combined, and unitary returns for state, local, and foreign tax purposes. However, generally for tax periods beginning after the Split-Off, these subsidiaries of New Sirius will not join with Liberty Media in the filing of U.S. federal, state, local or foreign consolidated, combined or unitary tax returns.
Under the Tax Sharing Agreement, Liberty Media is liable for the taxes (determined without regard to tax benefits) allocated to it, as reduced first by any tax benefits allocated to it and then by any tax benefits allocated to New Sirius (to the extent such benefits are not first used by New Sirius), and must pay such taxes, as so reduced, to the applicable tax authority or to New Sirius (if New Sirius is responsible for preparing the applicable tax return), and Liberty Media is liable for paying New Sirius for any tax benefits allocated to New Sirius that are used by Liberty Media to reduce the taxes allocated to it. Similarly, New Sirius is liable for the taxes (determined without regard to tax benefits) allocated to New Sirius, as reduced first by any tax benefits allocated to it and then by any tax benefits allocated to Liberty Media (to the extent such benefits are not first used by Liberty Media), and must pay such taxes, as so reduced, to the applicable tax authority or to Liberty Media (if Liberty Media is responsible for preparing the applicable tax return), and New Sirius is liable for paying Liberty Media for any tax benefits allocated to Liberty Media that are used by New Sirius to reduce the taxes allocated to it.
Generally, taxes (determined without regard to tax benefits) for any tax year (or portion thereof) shall be allocated between New Sirius and Liberty Media in proportion to the taxable income or other applicable items of the New Sirius business and the Liberty Media business that contribute to such taxes, and tax benefits shall be allocated between New Sirius and Liberty Media in proportion to the losses, credits or other applicable items of the New Sirius business and the Liberty Media business that contribute to such tax benefits.

Special allocation rules apply, however, as follows:
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Liberty Media shall be allocated any taxes and tax-related losses that result from the Split-Off, except that New Sirius shall be allocated any such taxes or tax-related losses (other than any taxes or tax-related losses that result from Section 355(e) of the Code applying to the Split-Off as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Media) that (a) result primarily from, individually or in the aggregate, a breach by New Sirius of any of its restrictive covenants described below, (b) result primarily from, individually or in the aggregate, the failure of certain representations made by Sirius XM Holdings in support of the opinion of Skadden Arps regarding the generally tax-free status of the Split-Off to be true and correct, or (c) result from Section 355(e) of the Code applying to the Split-Off as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of New Sirius, except, in the case of clauses (a) and (b), if such taxes and losses result from an action required to be taken pursuant to the Transaction Agreements;

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New Sirius shall be allocated any taxes and tax items (including any tax benefits) that (a) arise from the deemed exchange, for U.S. federal income tax purposes, of certain New Sirius Liabilities in the Transactions, or (b) arise from certain deferred intercompany items (within the meaning of applicable U.S. Treasury Regulations) recognized as a result of certain transactions occurring prior to the Split-Off;

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Liberty Media and New Sirius shall each be allocated a proportionate amount, based upon, in the case of Liberty Media, the sum of the market capitalization of the Old Liberty Media common stock and Liberty Braves common stock and, in the case of New Sirius, the market capitalization of Liberty SiriusXM Common Stock (in each case, determined based upon the volume weighted average price for the Series A Old Liberty Media common stock, the Series A Liberty Braves common stock or the shares of LSXMA, as applicable, over the first three trading days following the commencement of regular way trading of each such series of stock after the date of the 2016 Reclassification, multiplied by the number of outstanding shares of Old Liberty Media common stock, Liberty Braves common stock or Liberty SiriusXM Common Stock, as applicable, in each case, immediately following the 2016 Reclassification), of any taxes or losses resulting from (a) the 2016 Reclassification failing to qualify as a reorganization within the meaning of Section 368(a) of the Code, (b) the treatment, for U.S. federal income tax purposes, of any of Liberty Media’s tracking stocks as other than stock of Liberty Media or as Section 306 stock within the meaning of Section 306(c) of the Code as a result of the 2016 Reclassification, (c) the actual or deemed disposition or exchange of any assets or liabilities of Liberty Media or its subsidiaries for U.S. federal income tax purposes resulting from the 2016 Reclassification, or (d) any income, gain or loss recognized by Liberty Media’s stockholders for U.S. federal income tax purposes as a result of the 2016 Reclassification (except with respect to the receipt of cash in lieu of fractional shares); provided, however, that any taxes and losses resulting from (i) deferred intercompany items or excess loss accounts (within the meaning of applicable U.S. Treasury Regulations) recognized as a result of the 2016 Reclassification, and that would otherwise be allocable to the Liberty Media business or the New Sirius business, shall be allocated to Liberty Media or New Sirius, respectively, and (ii) any actual or deemed exchange or disposition for tax purposes of Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 as a result of the 2016 Reclassification shall be allocated to Liberty Media;

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Liberty Media and New Sirius shall each be allocated a proportionate amount, based upon, in the case of Liberty Media, the sum of the market capitalization of Liberty Formula One Common Stock and Liberty Live Common Stock and, in the case of New Sirius, the market capitalization of Liberty SiriusXM Common Stock (in each case, determined based upon the volume weighted average price for the shares of FWONK, the shares of LLYVK or the shares of LSXMK, as applicable, over the first three trading days following the commencement of regular way trading of each such series of stock after the 2023 Reclassification, multiplied by the number of outstanding shares of Liberty Formula One Common Stock, Liberty Live Common Stock or Liberty SiriusXM Common Stock, as applicable, in each case, immediately following the 2023 Reclassification), of any taxes or losses resulting from (a) the 2023 Reclassification failing to qualify as a reorganization within the meaning of Section 368(a) of the Code, (b) the treatment, for U.S. federal income tax purposes, of any of Liberty Media’s tracking stocks as other than stock of Liberty Media or as Section 306 stock within the meaning of Section 306(c) of the Code as a result of the 2023 Reclassification, (c) the actual or deemed disposition or exchange of any assets or liabilities of Liberty Media or its subsidiaries for U.S. federal income tax purposes resulting from the 2023 Reclassification, or (d) any income, gain or loss recognized by Liberty Media’s stockholders for U.S. federal income tax purposes as a result of the 2023 Reclassification (except with respect to the receipt of cash in lieu of fractional shares); provided, however, that any taxes and losses resulting from deferred intercompany items or excess loss accounts (within the meaning of applicable U.S. Treasury Regulations) recognized as a result of the 2023 Reclassification, and that would otherwise be allocable to the Liberty Media business or the New Sirius business, shall be allocated to Liberty Media or New Sirius, respectively;
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any taxes and tax items arising from the distribution of rights to acquire shares of LSXMK on May 15, 2020 shall be allocated to New Sirius;

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any taxes and tax items arising from the distribution of rights to acquire Series C Liberty Braves common stock on May 18, 2016 shall be allocated to Liberty Media;

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Liberty Media shall be allocated any taxes and tax items arising from (a) Liberty Media’s spin-off from Starz and (b) Liberty Media’s spin-off of Liberty Broadband Corporation;

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with respect to any taxes and losses arising the ABHI Split-Off Transactions in July 2023, (a) Liberty Media shall be allocated any taxes and losses that are (i) attributable to the distribution of ABHI common stock to holders of Liberty Formula One Common Stock as part of the ABHI Split-Off Transactions or (ii) allocated to ABHI pursuant to the tax sharing agreement entered into by Liberty Media and ABHI; (b) New Sirius shall be allocated any taxes and losses arising from the exchange of ABHI common stock in exchange for certain Liberty Media debt obligations attributed to the Liberty SiriusXM Group in the ABHI Split-Off Transactions, other than any such taxes and losses allocated to ABHI pursuant to the tax sharing agreement entered into by Liberty Media and ABHI; and (c) any other taxes and losses arising from the ABHI Split-Off Transactions shall be allocated between Liberty Media and New Sirius proportionately based upon, in the case of Liberty Media, the sum of the market capitalization of Liberty Formula One Common Stock and Liberty Live Common Stock and, in the case of New Sirius, the market capitalization of Liberty SiriusXM Common Stock (in each case, determined based upon the volume weighted average price for the shares of FWONK, the shares of LLYVK or the shares of LSXMK, as applicable, over the first three trading days following the commencement of regular way trading of each such series of stock after the date of the 2023 Reclassification, multiplied by the number of outstanding shares of Liberty Formula One Common Stock, Liberty Live Common Stock or Liberty SiriusXM Common Stock, as applicable, in each case, immediately following the 2023 Reclassification).

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New Sirius shall be allocated any tax benefit resulting from the carryback of a tax item allocated to New Sirius during any taxable period, except that Liberty Media shall be allocated any tax benefit that results from the carryback of a tax item that would otherwise be allocated to New Sirius arising during a tax year beginning after the Split-Off Effective Date and carried back and utilized on a tax return that Liberty Media is responsible for filing for a pre-distribution period to the extent (and only to such extent) that such carryback increases the taxes or reduces the tax benefits that would otherwise be allocable to Liberty Media;

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for any pre-distribution period: (a) Liberty Media shall be allocated any taxes and tax items arising from the issuance, vesting, exercise or settlement of any compensatory equity interests with respect to any series of Liberty Formula One Common Stock, Liberty Live Common Stock, Liberty Braves common stock, or Old LMC common stock; (b) New Sirius shall be allocated any taxes and tax items arising from the issuance, vesting, exercise or settlement of any compensatory equity interests with respect to any series of Liberty SiriusXM Common Stock, and (c) any other taxes or tax items related to employee, independent contractor or director compensation or employee benefits shall be allocated to Liberty Media to the extent that the Liberty Media business is or was responsible for the underlying obligation and to New Sirius to the extent that the New Sirius business is or was responsible for the underlying obligation;

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for any post-distribution period: (a) Liberty Media shall be allocated any taxes and tax items arising from the issuance, vesting, exercise or settlement of any compensatory equity interests with respect to any class or series of Liberty Formula One Common Stock or Liberty Live Common Stock, (b) New Sirius shall be allocated any taxes and tax items arising from the issuance, vesting, exercise or settlement of any compensatory equity interests with respect to any class or series of New Sirius Common Stock, and (c) any other taxes or tax items related to employee, independent contractor or director compensation or employee benefits shall be allocated to Liberty Media to the extent that the Liberty Media business is or was responsible for the underlying obligation and to New Sirius to the extent that the New Sirius business is or was responsible for the underlying obligation;

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any alternative minimum federal tax credit shall be allocated between New Sirius and Liberty Media in a manner that offsets the excess of the net payments previously made between the parties with respect to the tax return in which the corresponding alternative minimum federal tax liability was reported and the net payments that would have been made between the parties if no alternative minimum federal tax liability had been owed with respect to such tax return (treating any payment received as a negative amount of net payments made for this purpose);

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for any tax period (whether beginning before, at or after the Split-Off Effective Time), taxes and tax items of any subsidiary that is acquired, directly or indirectly, after the Split-Off by any member of the New Sirius group or by any member of the Liberty Media group shall generally be allocated to New Sirius or Liberty Media, respectively;

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all obligations or liabilities of Liberty Media to make any payment, and rights of Liberty Media to receive any payment, pursuant to its tax sharing agreements with Starz, Liberty Broadband Corporation and ABHI shall be allocated to Liberty Media, except that any payments received by Liberty Media from ABHI resulting from the making of an election under Section 336(e) of the Code with respect to the ABHI Split-Off Transactions shall be allocated to Liberty Media and New Sirius in proportion to the taxes arising from the ABHI Split-Off Transactions that are allocated to Liberty Media and New Sirius, respectively; and

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all tax benefits arising from the making of an election under Section 336(e) of the Code (as discussed below) if the Split-Off fails to qualify for the Split-Off Intended Tax Treatment shall be allocated to Liberty Media and New Sirius in proportion to the amount of taxes arising from the Split-Off that are paid by Liberty Media and New Sirius pursuant to the Tax Sharing Agreement (after giving effect to any indemnification payments made under the agreement).

Except as described below, payments will initially be made between Liberty Media and New Sirius on the basis of the tax returns as filed, or if the tax is not reported on a tax return, on the basis of the amount of tax initially paid to the tax authority. Additional payments will then be made if additional taxes are subsequently paid, refunds or tax benefits are subsequently received or utilized, or the amount or character of any tax item is adjusted or redetermined. Payments that are not made within the time period prescribed by the Tax Sharing Agreement will bear interest until they are made. For purposes of the Tax Sharing Agreement, taxes with respect to a pre-distribution period that were allocated and debited to the Liberty SiriusXM Group in accordance with the tax sharing policies of Liberty Media in effect prior to the Split-Off shall be treated as payments that were made by New Sirius to Liberty Media in respect of such taxes, and tax benefits with respect to a pre-distribution period that were allocated and credited to the Liberty SiriusXM Group in accordance with the tax sharing policies of Liberty Media in effect prior to the Split-Off as a result of the use of those tax benefits by one or more of Liberty Media’s tracking stock groups other than the Liberty SiriusXM Group shall be treated as payments that were made by Liberty Media to New Sirius in respect of such tax benefits.
Liberty Media will be responsible for preparing and filing all tax returns for any tax year beginning on or before the date of the Split-Off which include tax items allocable to both the New Sirius business and Liberty Media business, and any tax returns for any tax year beginning after the date of the Split-Off that includes one or more members of the New Sirius group and one or more members of the Liberty Media group. In addition, for any tax year beginning on or before the date of the Split-Off, Liberty Media will be responsible for preparing and filing any tax returns that include only tax items allocable to Liberty Media’s business, and New Sirius will be responsible for preparing and filing any tax returns that include only tax items allocable to the New Sirius business, and for any tax year beginning after the date of the Split-Off, Liberty Media will be responsible for preparing and filing any tax returns that include only one or more members of the Liberty Media group, and New Sirius will be responsible for preparing and filing any tax returns that include only one or more members of the New Sirius group.
On any tax return that New Sirius is responsible for preparing and filing, New Sirius may not take (and shall cause the members of the New Sirius group not to take) any position that it knows, or reasonably should know, is inconsistent with the methods, conventions, practices, principles, positions, or elections used by Liberty Media in preparing any tax return that includes tax items of the New Sirius business and Liberty Media business (unless (a) the failure to take such position would be contrary to applicable law or (b) taking such position would not reasonably be expected to adversely affect any member of the Liberty Media group), and New Sirius and the members of the New Sirius group must allocate tax items between any tax returns for which New Sirius is responsible and any related tax return that includes tax items of the New Sirius business and Liberty Media business for which Liberty Media is responsible that are filed with respect to the same tax year in a manner that is consistent with the reporting of such tax items on the tax return prepared by Liberty Media. New Sirius has also agreed to make any elections under applicable tax law necessary to effect such allocation. If requested by New Sirius, Liberty Media will use commercially reasonable efforts to obtain a refund from the carryback of a tax benefit that is allocable to the New Sirius business in a tax year beginning after the Split-Off to a tax return for which Liberty Media is responsible for preparing in a tax year beginning prior to the Split-Off. Moreover, any refund that New Sirius may obtain will be net of any portion of such tax benefit that is allocated to Liberty Media under the special allocation rules described above.
Liberty Media will generally have the authority to respond to and control all tax proceedings, including tax audits, involving any taxes reported on tax returns for which Liberty Media is responsible for preparing and filing, and New Sirius will have the right to participate, at New Sirius’ own cost and expense, in such tax proceedings to the extent they involve taxes or tax benefits allocable to New Sirius. New Sirius will generally have the authority to respond to and control all tax proceedings, including tax audits, involving any taxes reported on tax returns for which New Sirius is responsible for preparing and filing, and Liberty Media will have the right to participate, at its own cost and expense, in such tax proceedings to the extent they involve taxes or tax benefits allocable to Liberty Media. Notwithstanding the foregoing, Liberty Media and New Sirius will have the authority to jointly control all proceedings, including tax audits, involving any taxes or tax-related losses arising from the Split-Off, the 2016 Reclassification or the 2023 Reclassification.
The Tax Sharing Agreement further provides for the exchange of information with respect to tax matters (and confidentiality protections related to such exchanged information), the retention of records that may affect the tax liabilities of the parties to the agreement, and cooperation between Liberty Media and New Sirius with respect to tax matters.
Liberty Media will, in its reasonable discretion and in consultation with New Sirius, determine whether to make a protective election under Section 336(e) of the Code and the U.S. Treasury Regulations promulgated thereunder (and any corresponding or analogous provisions of state and local tax law), which will generally allow New Sirius to obtain a fair market value basis in the assets contributed by Liberty Media in the Contribution if the Split-Off were to fail to qualify for the Split-Off Intended Tax Treatment. Notwithstanding the foregoing, Liberty Media is entitled in good faith to decline to make such election.
To the extent permitted by applicable tax law, New Sirius and Liberty Media will treat any payments made under the Tax Sharing Agreement or the Reorganization Agreement as a capital contribution or distribution (as applicable) occurring immediately prior to the Split-Off.
Finally, each of Liberty Media and New Sirius will be restricted by certain covenants related to the Split-Off. These restrictive covenants require that none of Liberty Media, New Sirius, any member of their respective groups, or any of their respective affiliates take, or fail to take, any action following the Split-Off if such action or failure to act (a) would be inconsistent with or preclude the Contribution and Split-Off from qualifying for the Split-Off Intended Tax Treatment or (b) would cause Liberty Media, New Sirius, any of their respective subsidiaries at the time of the Split-Off, or the Liberty Media stockholders who receive shares of New Sirius stock pursuant to the Split-Off to recognize gain or loss, or otherwise include any amount in income, as a result of the Contribution and/or the Split-Off for U.S. federal income tax purposes

(except with respect to (a) the receipt of cash in lieu of fractional shares and (b) certain items of income or gain (i) arising from the deemed exchange, for U.S. federal income tax purposes, of certain New Sirius Liabilities or (ii) that are not excludable by reason of the qualification of the Split-Off Transactions as a reorganization and are taken into account pursuant to the consolidated return regulations in connection with the Split-Off).
New Sirius will also be subject to specific restrictions that are intended to preserve the generally tax-free status of the Split-Off. During the two-year period following the Split-Off, these covenants will restrict the ability of New Sirius to discontinue the conduct of certain businesses, to merge, consolidate, liquidate, or dissolve New Sirius or Sirius, to redeem or repurchase New Sirius Common Stock, or to enter into certain other corporate transactions that may cause New Sirius to undergo either a 45% or greater change in the ownership of its voting stock or a 45% or greater change in the ownership (measured by value) of all classes of its stock, taking into account the Merger. Notwithstanding the foregoing, New Sirius may take certain actions otherwise subject to these restrictions if Liberty Media consents to the taking of such action or if New Sirius obtains an opinion from an independent law firm or accounting firm, in either case, reasonably satisfactory to Liberty Media, to the effect that such action will not affect the generally tax-free status of the Split-Off.
Further, each party will be restricted from taking any position for tax purposes that is inconsistent with the representations and statements provided by Liberty Media, New Sirius, Sirius XM Holdings and others in connection with the tax opinion delivered by Skadden Arps to Liberty Media with respect to the Split-Off.
The parties must indemnify each other for taxes and losses allocated to them under the Tax Sharing Agreement and for taxes and losses arising from a breach by them of their respective covenants and obligations under the Tax Sharing Agreement.
Notwithstanding the Tax Sharing Agreement, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods prior to the Split-Off in which certain of the SiriusXM Entities have been included in Liberty Media’s consolidated group or another company’s consolidated group, the SiriusXM Entities could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of such consolidated group. However, if any such liability were imposed, New Sirius would generally be entitled to be indemnified by Liberty Media for tax liabilities allocated to Liberty Media under the Tax Sharing Agreement.
This summary is qualified in its entirety by reference to the full text of the Tax Sharing Agreement, a form of which is filed as an exhibit to New Sirius’ registration statement on Form S-4 of which this proxy statement/notice/prospectus/information statement forms a part.
Merger Agreement
The following summary describes the material provisions of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement and any amendments thereto, including the First Amendment to the Agreement and Plan of Merger, dated as of June 16, 2024, copies of which are attached as Annex D and Annex E, respectively, to, and are incorporated by reference in, this proxy statement/notice/prospectus/information statement. The provisions of the Merger Agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully in its entirety for a more complete understanding of the Merger Agreement.
The Merger Agreement and this summary of its terms have been included with this proxy statement/notice/prospectus/information statement to provide you with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Liberty Media or Sirius XM Holdings from the public reports filed with the SEC or otherwise. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. Furthermore, you should not rely on the covenants relating to the conduct of Liberty Media’s, New Sirius’ or Sirius XM Holdings’ businesses during the pendency of the transaction in the Merger Agreement as actual limitations on the respective businesses of Liberty Media, New Sirius and Sirius XM Holdings, because any party may take certain actions that are either expressly permitted in the confidential disclosures to the Merger Agreement or are otherwise consented to by the appropriate party, which consent may be given without prior notice to the public.
On December 11, 2023, Liberty Media, New Sirius, Merger Sub and Sirius XM Holdings entered into the Merger Agreement to provide for, among other things, the principal corporate transactions required to effect the Merger and certain conditions to the Merger. On June 16, 2024, Liberty Media, New Sirius, Merger Sub and Sirius XM Holdings entered into the First Amendment to the Agreement and Plan of Merger to, among other things, amend the ratio of shares of Sirius XM Common Stock to be exchanged for shares of New Sirius Common Stock in the Merger in order to reduce the total number of outstanding shares of New Sirius Common Stock as of immediately following the closing of the Merger and make certain other changes.
Structure of the Merger
At the Merger Effective Time, Merger Sub will merge with and into Sirius XM Holdings, and Sirius XM Holdings will be the Surviving Corporation in the Merger. Upon completion of the Split-Off and the Merger, except as set forth in the Reorganization Agreement, New Sirius will own and hold, directly or indirectly, the New Sirius Assets and Liabilities (other than liabilities satisfied in connection with the Merger), and Sirius XM Holdings will become a wholly owned subsidiary of New Sirius.
Effective Time and Completion of the Merger
The Merger will become effective when the certificate of merger has been filed with and accepted by the Secretary of State of the State of Delaware, or at such later time as may be agreed by the parties and specified in the certificate of merger. Subject to the satisfaction or, if permissible, waiver of the conditions to the completion of the Merger set forth in the Merger Agreement (including the completion of the Split-Off), the completion of the Merger will take place substantially concurrently with, but following, the Split-Off Effective Time on the date that the Split-Off is completed.
We cannot assure you when, or if, all of the conditions to the Merger will be satisfied or, where permissible, waived. See “— Conditions to Completion of the Merger” below. The parties intend to complete the Merger as promptly as practicable, subject to receipt of the requisite stockholder and regulatory approvals.
Directors and Officers of New Sirius after Completion of the Merger
At the Merger Effective Time and pursuant to New Sirius’ amended and restated charter, the New Sirius board of directors will consist of a total of nine directors and be classified and divided into three classes, designated Class I, Class II and Class III, with each class initially consisting of three directors. Liberty Media has designated five individuals, including Mr. Maffei and four other directors (with three of such four director designees satisfying certain independence requirements). Sirius XM Holdings has designated four individuals, including Ms. Witz and three other directors (with these three director designees satisfying certain independence requirements). Liberty Media has designated the following five individuals as the Liberty Media Designees: Mr. Maffei, Mr. Evan Malone, Mr. Meyer, Mr. Zaslav and Mr. Rapino. Sirius XM Holdings has designated the following four individuals as the Sirius XM Holdings Designees: Ms. Witz, Mr. Hartenstein, Ms. Procope and Ms. Salen. In connection with the foregoing appointments, (a) Sirius XM Holdings has designated Mr. Hartenstein, Ms. Salen and Ms. Witz as the initial Class I directors for a term expiring at the first annual meeting of stockholders of New Sirius held after the Merger Effective Time, (b) Sirius XM Holdings has designated Ms. Procope and Liberty Media has designated Mr. Evan Malone and Mr. Meyer as the initial Class II directors for a term expiring at the second annual meeting of stockholders of New Sirius held after the Merger Effective Time and (c) Liberty Media has designated Mr. Maffei, Mr. Zaslav and Mr. Rapino as the initial Class III directors for a term expiring at the third annual meeting of stockholders of New Sirius held after the Merger Effective Time. Pursuant to New Sirius’ amended and restated charter, the board of directors of New Sirius is authorized to assign members of the board of directors already in office to their respective class. At each annual meeting of stockholders held after the Merger Effective Time, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the next succeeding annual meeting of stockholders. Following the third annual meeting held after the Merger Effective Time, the New Sirius board of directors will cease to be classified.
The officers of Sirius XM Holdings immediately prior to the Merger Effective Time will be, from and after the Merger Effective Time, the initial officers of New Sirius, each to hold office in accordance with New Sirius’ amended and restated charter and amended and restated bylaws, until each such officer’s successor is duly appointed and qualified, or until their earlier death, resignation or removal.
For more information on the proposed directors and executive officers of New Sirius, see “Management of New Sirius Following the Merger.”
Conversion of Shares; Exchange of Certificates
At the Merger Effective Time, each share of Sirius XM Common Stock issued and outstanding immediately prior to the Merger Effective Time (other than Treasury Shares and Liberty Owned SiriusXM Shares) will be converted into the right to receive the Merger Consideration, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. In accordance with the terms of the Merger Agreement, Treasury Shares issued and outstanding immediately prior to the Merger Effective Time will be canceled and no consideration will be delivered in exchange therefor, and each Liberty Owned SiriusXM Share issued and outstanding immediately prior to the Merger Effective Time will be converted into one share of Surviving Corporation Common Stock.
Pursuant to the Merger Agreement, all of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Merger Effective Time will be, in the aggregate, automatically converted and divided into that number of shares of the Surviving Corporation Common Stock equal to the number of shares of Sirius XM Common Stock outstanding immediately prior to the Merger Effective Time, excluding the Liberty Owned SiriusXM Shares and Treasury Shares.
For information on the treatment of stock options and restricted stock units with respect to Sirius XM Holdings, see “The Merger — Treatment of Outstanding Equity Awards.”
Promptly after the Merger Effective Time, the Exchange Agent will mail a letter of transmittal to each holder of record of a stock certificate which immediately prior to the Merger Effective Time represented outstanding shares of Sirius XM Common Stock, which at the Merger Effective Time were converted into the right to receive the Merger Consideration, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock. This mailing will contain instructions on how to surrender Sirius XM Holdings stock certificates to receive the Merger Consideration the holder is entitled to receive under the Merger Agreement. When Sirius XM Holdings stock certificates are delivered to the Exchange Agent along with a properly executed letter of transmittal and any other required documents, such stock certificates will be canceled and such holder will receive shares in book-entry form representing that number of whole shares of New Sirius Common Stock that such holder has the right to receive under the Merger Agreement, with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock.
No letters of transmittal will be delivered to holders of shares in book-entry form unless they also hold certificated shares of Sirius XM Common Stock, in which case such holder must surrender such stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby). Instead, each holder of book-entry shares may deliver to the Exchange Agent an agent’s message (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) with respect to any shares in book-entry form. Upon receipt by the Exchange Agent of an appropriate agent’s message (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), accounts holding shares of Sirius XM Common Stock in book-entry form will, at the Merger Effective Time, be automatically debited for the applicable number of shares of Sirius XM Common Stock, and promptly thereafter credited with the applicable number of shares of New Sirius Common Stock that such holder has the right to receive under the Merger Agreement.

No dividends or other distributions with respect to New Sirius Common Stock with a record date after the Merger Effective Time will be paid to the holder of any unsurrendered stock certificates or non-exchanged book-entry shares with respect to the shares of New Sirius Common Stock that the holder thereof has the right to receive upon the surrender or exchange thereof until the holder of such stock certificate or book-entry shares surrenders such stock certificate or the holder of such book-entry shares exchanges such book-entry shares.
Following surrender of any stock certificate or exchange of book-entry shares, the record holder will receive, without interest:
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the amount of dividends or other distributions, payable with respect to that number of whole shares of New Sirius Common Stock issuable in exchange for such stock certificate or book-entry share, with a record date after the Merger Effective Time and paid with respect to New Sirius Common Stock prior to such surrender; and

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at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender or exchange and a payment date subsequent to such surrender or exchange payable with respect to such whole shares of New Sirius Common Stock.

For a description of the treatment of shares held in book-entry form, see “The Merger — Exchange of Sirius XM Holdings Shares” above.
Treatment of Fractional Shares
Holders of record of Sirius XM Common Stock will not receive fractional shares in connection with the Merger. Instead, the Exchange Agent will aggregate all fractional shares of New Sirius Common Stock held by holders of record into whole shares and sell the whole shares at prevailing market prices on behalf of those holders who would otherwise be entitled to receive a fractional share. The Exchange Agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by Sirius XM Holdings or New Sirius. Sirius XM Holdings and New Sirius anticipate that these sales will occur as soon as practicable after the Merger is completed. Those holders of record will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds from such sales of the New Sirius Common Stock, less any applicable withholding taxes (with no interest, rounded down to the nearest cent). If such holders of record physically hold stock certificates or hold stock through the Transfer Agent’s Direct Registration System, the check for any cash that such holders of record may be entitled to receive instead of fractional shares of New Sirius Common Stock will be mailed to such holders separately.
Holders of Sirius XM Common Stock who hold their shares via a DTC Participant (or in street name) should reach out to their broker or other nominee with any questions regarding the treatment of fractional shares. The Exchange Agent will aggregate all fractional shares of New Sirius Common Stock held by DTC Participants into whole shares and sell the whole shares at prevailing market prices on behalf of such DTC Participants who would otherwise be entitled to receive a fractional share. The Exchange Agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by Sirius XM Holdings or New Sirius. Sirius XM Holdings and New Sirius anticipate that these sales will occur as soon as practicable after the Merger is completed. Holders of Sirius XM Common Stock who hold their shares in street name should contact their broker or other nominee for additional details.
Neither Sirius XM Holdings, New Sirius nor the Exchange Agent will guarantee any minimum sale price for any fractional shares. No interest will be paid on any cash you receive in lieu of a fractional share. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “U.S. Federal Income Tax Consequences.”
Representations and Warranties; Material Adverse Effect
The Merger Agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications (including with respect to materiality and “material adverse effect” as such term is defined below).

Reciprocal Representations and Warranties
The representations and warranties made by Liberty Media, New Sirius, Merger Sub and Sirius XM Holdings relate to, among other things:
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organization, standing, power and similar corporate matters;

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capital structure; and

•
authorization with respect to the Merger Agreement, absence of conflicts and voting requirements.

Representations and Warranties of Liberty Media
In addition, the Merger Agreement also contains additional representations and warranties made by Liberty Media relating to, among other things, the following:
•
documents filed by Liberty Media with the SEC, financial statements included in those documents, absence of certain changes and absence of certain undisclosed liabilities;

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information supplied by or on behalf of Liberty Media in connection with this proxy statement/notice/prospectus/information statement and the registration statement of which it is a part;

•
brokers and other advisors;

•
ownership by Liberty Media of Sirius XM Common Stock;

•
solvency of Liberty Media and its subsidiaries;

•
applicable state takeover laws;

•
tax matters;

•
absence of operations by certain subsidiaries of Liberty Media; and

•
investigation and reliance with respect to Sirius XM Holdings’ representations and warranties.

Representations and Warranties of New Sirius and Merger Sub
In addition, the Merger Agreement also contains additional representations and warranties made by New Sirius and Merger Sub relating to, among other things, the following:
•
absence of operations, and

•
investigation and reliance with respect to Sirius XM Holdings’ representations and warranties.

Representations and Warranties of Sirius XM Holdings
In addition, the Merger Agreement also contains additional representations and warranties made by Sirius XM Holdings relating to, among other things, the following:
•
documents filed by Sirius XM Holdings with the SEC, financial statements included in those documents and absence of certain undisclosed liabilities;

•
information supplied by or on behalf of Sirius XM Holdings in connection with this proxy statement/notice/prospectus/information statement and the registration statements of which it is a part;

•
brokers and other advisors;

•
applicable state takeover laws;

•
tax matters;

•
opinion of financial advisor;

•
no beneficial ownership in Liberty Media;

•
investigation and reliance with respect to the representations and warranties of Liberty Media, New Sirius and Merger Sub; and

•
financing.

The representations and warranties of each of the parties to the Merger Agreement will not survive the Merger Effective Time.
Certain of the representations and warranties made by the parties are qualified as to “knowledge,” “materiality,” or “material adverse effect.” Material Adverse Effect for purposes of the Merger Agreement, means with respect to any party, any event, occurrence, fact, condition, change, development or effect (an Event) that, individually or in the aggregate is or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole, provided, however, that none of the following will be deemed in and of themselves, either alone or in combination, to constitute, nor will any of the following be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”:
•
general economic conditions attributable to the U.S. or global economy or financial, capital, securities or credit markets or Events therein (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in the U.S. or foreign securities markets),

•
general political conditions or Events (including any changes arising out of any outbreak or escalation of hostilities, civil disobedience, sabotage, acts of terrorism, military action or war (whether or not declared) or any other national or international calamity after the date of the Merger Agreement),

•
weather conditions or Events due to natural disasters or the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19) or other force majeure events,

•
financial or security market fluctuations or conditions,

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any Event affecting the industries, markets or geographies in which such party and its subsidiaries operate or the regulatory or business conditions in any jurisdiction in which such party or its subsidiaries has operations or in which products or services of such party or its subsidiaries is sold,

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any Event arising out of a change or proposed change in GAAP or applicable law, including in the repeal thereof, or in the enforcement thereof, after the date of the Merger Agreement,

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any changes in the relationship of such party or its subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Event that was caused by the announcement, pendency or consummation of the Transactions,

•
any Event or announcement of any Event affecting the price or trading volume of such party’s capital stock, the credit rating or other financial strength of such party or any of its subsidiaries (provided that the events, occurrences, facts, conditions, changes, developments or effects giving rise to or contributing to such change, if not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur), or

•
any failure in the financial or operating performance of such party to meet published or unpublished revenue or earning projections, forecasts, expectations or budgets for any period (provided that the events, occurrences, facts, conditions, changes, developments or effects giving rise to or contributing to such failure, if not otherwise excluded from the definition of “Material Adverse Effect”, may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur).

Any Event which disproportionately affects such party and its subsidiaries relative to other participants in the industries in which such party or its subsidiaries operate will not be excluded from the determination of whether there has been a Material Adverse Effect, but only to the extent such Event, so disproportionately affects such party and its subsidiaries as it relates to the first six bullet points above.

Sirius XM Holdings’ business, assets, properties, liabilities, results of operations or financial condition and any Event with respect thereto will be excluded for purposes of any determination as to the existence of a “Material Adverse Effect” with respect to New Sirius, the New Sirius business, Liberty Media, the Liberty SiriusXM Group or any subsidiary of Liberty Media or New Sirius.
Conduct of Business
Each of Liberty Media, New Sirius and Sirius XM Holdings has agreed to certain covenants in the Merger Agreement restricting the conduct of its respective businesses between the date of the Merger Agreement and the earlier of the Merger Effective Time and termination of the Merger Agreement.
Conduct of Business of Liberty Media and New Sirius
In general, each of Liberty Media and its subsidiaries (only with respect to New Sirius, the New Sirius business and New Sirius’ subsidiaries) and New Sirius and its subsidiaries has agreed that prior to the Merger Effective Time or the termination of the Merger Agreement in accordance with its terms, except as expressly permitted by the Merger Agreement, the Reorganization Agreement or any other transaction document contemplated thereby (collectively, the Transaction Agreements), as expressly required by applicable law or as set forth in certain confidential disclosure schedules provided by Liberty Media and New Sirius to Sirius XM Holdings in connection with the Merger Agreement, each of Liberty Media and New Sirius will and will cause their respective subsidiaries to:
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conduct their respective businesses in the ordinary course consistent in all material respects with past practice,

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comply in all material respects with all applicable laws and the requirements of all material contracts of New Sirius,

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use reasonable best efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees so that its goodwill and ongoing businesses are unimpaired at the Merger Effective Time, and

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keep in full force and effect all material insurance policies maintained, other than changes to such policies made in the ordinary course of business.

In addition, each of Liberty Media and New Sirius has agreed that, prior to the Merger Effective Time or the termination of the Merger Agreement in accordance with its terms, except as expressly permitted by the Transaction Agreements, required by applicable law, as set forth in certain confidential disclosure schedules provided by Liberty Media and New Sirius or as may be consented in writing by the Special Committee (which consent will not be unreasonably delayed, withheld or conditioned), in connection with the Merger Agreement, Liberty Media (only with respect to the New Sirius business, New Sirius and New Sirius’ subsidiaries) and New Sirius and its subsidiaries (with respect to the New Sirius business) have agreed not to, and not to permit their respective subsidiaries to subject to certain exceptions and limitations specified in the Merger Agreement:
•
issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Liberty SiriusXM Common Stock, New Sirius Common Stock or any other voting securities or equity interests in Liberty Media (with respect to LSXMA, LSXMB or LSXMK), New Sirius or any subsidiary of New Sirius or any class, or any subscriptions, options, warrants, calls, convertible or exchangeable securities or other rights, commitments or agreements of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in Liberty Media (with respect to LSXMA, LSXMB or LSXMK), New Sirius or any subsidiary of New Sirius, other than in connection with certain conversions related to outstanding convertible or exchangeable securities or the issuance or the exercise of certain stock based awards, in each case, as permitted under the Merger Agreement;;

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declare, set aside for payment or pay dividends on, or make any other distribution or payment in respect of, any shares of Liberty SiriusXM Common Stock or New Sirius Common Stock;

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split, combine, subdivide or reclassify any shares of Liberty SiriusXM Common Stock or New Sirius Common Stock;

•
incur or assume any indebtedness for borrowed money or guarantee any indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Liberty Media, New Sirius or any of their respective subsidiaries, other than, among other things, (a) the assumption by New Sirius of Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and Liberty Media’s 3.75% Convertible Senior Notes due 2028, (b) the incurrence of indebtedness by New Sirius in connection with the promissory note to be entered into with Sirius XM Radio and (c) the incurrence of certain permitted indebtedness (including under the Margin Loan), subject to certain conditions specified in the Merger Agreement;

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directly or indirectly acquire by any manner any equity interests in or material assets of any person, division or business;

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make any investment (by contribution to capital, property transfers purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any person or entity;

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amend the organizational documents of New Sirius or any of its subsidiaries or the organizational documents of Liberty Media (solely with respect to the Liberty SiriusXM Group) other than certain amendments related to the Split-Off;

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adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than as expressly contemplated by the Restructuring);

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settle or compromise (or amend any settlement or compromise related to) any action related to the New Sirius business, New Sirius or its subsidiaries other than in accordance with the Reorganization Agreement or with respect to the Agreed Settlement to the extent such amendments would not have an adverse impact on Sirius XM Holdings or the holders of Sirius XM Common Stock other than Liberty Media and its affiliates;

•
use, encumber, or transfer or attribute out of the Liberty SiriusXM Group any assets that will be New Sirius Assets other than cash prior to the Measurement Date and as permitted by certain other provisions of the Merger Agreement;

•
pay, discharge or satisfy liabilities, other than, among other things, (a) in the ordinary course of business consistent with past practice, (b) tax liabilities due and payable under applicable law and (c) any indebtedness of Liberty Media (with respect to the New Sirius business, New Sirius and New Sirius’ subsidiaries) and New Sirius or their subsidiaries (with respect to the New Sirius business);

•
make any changes in the capital structure of New Sirius or any of its subsidiaries, other than, among other things, (a) the assumption by New Sirius of Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and Liberty Media’s 3.75% Convertible Senior Notes due 2028, (b) the incurrence of indebtedness by New Sirius in connection with the promissory note to be entered into with Sirius XM Radio and (c) the incurrence of certain permitted indebtedness (including under the Margin Loan), subject to certain conditions specified in the Merger Agreement;

•
sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any lien any of the Liberty Owned SiriusXM Shares (excluding, for the avoidance of doubt, any shares owned by the executive officers and directors of Liberty in their respective individual capacities or through entities for estate planning purposes) other than the pledging of any Liberty Owned SiriusXM Shares under the Margin Loan or any indebtedness that will be repaid on or prior to the Merger;

•
take any action, or fail to take any action, that will result in Liberty Media being in breach of its obligations under the Sirius/Liberty Tax Sharing Agreement in any material respect;

•
make any change to the certain existing tax policies of Liberty Media in any material respect that will (or would reasonably be expected to) adversely impact Sirius XM Holdings and its subsidiaries or the Liberty SiriusXM Group;

•
except to the extent such action would not reasonably be expected to materially and adversely impact New Sirius, Sirius XM Holdings or their respective subsidiaries following the Split-Off, (a) make, change or revoke any material tax election, (b) settle or compromise any material tax liability with any governmental authority, (c) surrender any right to claim a material refund of taxes, (d) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, (e) change any material method of tax accounting, (f) enter into any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law), (g) apply for any tax ruling or (h) file any amended material tax return;

•
to the extent outstanding, take any action that will result in a change to the (a) conversion rate of Liberty Media’s 3.75% Convertible Senior Notes due 2028 from the conversion rate in effect as of the date of the Merger Agreement or (b) the exchange rate of Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 from the exchange rate in effect as of the date of the Merger Agreement, other than, in each case, as a result of any action by Sirius XM Holdings or any required change in connection with the Transactions; or

•
agree to take any of the foregoing actions.

In addition, each of Liberty Media, New Sirius and Sirius XM Holdings have agreed that (a) prior to the Split-Off Effective Time and other than its business and operations conducted by Sirius XM Holdings and its subsidiaries, New Sirius will not conduct any business or operations other than in connection with the performance of its obligations under the Transaction Agreements and (b) Liberty Media and/or New Sirius will be permitted (subject to certain exceptions), directly or indirectly, to, among other things, (i) pay to Liberty Media (or reduce the amount of cash transferred by Liberty Media to New Sirius in connection with the Contribution by the amount of) Liberty SiriusXM Group’s customary allocation of corporate overhead charges, group insurance, payroll, employee benefit expenses, and fees and costs of professional service providers and (ii) pay to Liberty Media (or reduce the amount of cash transferred by Liberty Media to New Sirius in connection with the Contribution by the amount of) any taxes pursuant to existing tax sharing policies.
Conduct of Business of Sirius XM Holdings
In addition, Sirius XM Holdings has agreed that, prior to the Merger Effective Time or the termination of the Merger Agreement in accordance with its terms, except as expressly permitted by the Transaction Agreements, required by applicable law, as set forth in certain confidential disclosure schedules provided by Sirius XM Holdings or as may be consented to in writing by each of Liberty and New Sirius (such consent not to be unreasonably delayed, withheld or conditioned), Sirius XM Holdings has agreed not to, and not to permit its subsidiaries to, subject to certain exceptions specified in the Merger Agreement:
•
issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Sirius XM Common Stock, voting securities or equity interests or capital stock, voting securities or equity interests of any subsidiary of Sirius XM Holdings of any class, or any subscriptions, options, warrants, calls, convertible or exchangeable securities or other rights, commitments or agreements of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in Sirius XM Holdings or any of its subsidiaries, other than pursuant to the Merger Agreement or in connection with the exercise of existing stock based awards (subject to certain limitations);

•
declare, set aside for payment or pay dividends on, or make any other distribution or payment in respect of, any shares Sirius XM Common Stock or otherwise make any payments to holders of Sirius XM Common Stock in their capacity as such, other than the payment of quarterly dividends in the ordinary course of business consistent with past practice;

•
split, combine, subdivide or reclassify any shares of Sirius XM Common Stock;

•
other than in the ordinary course of business consistent with past practice, materially amend (including by reducing an exercise price or extending a term) or materially waive any of its rights under, or materially accelerate the vesting under, any provision of the existing stock incentive plans of Sirius XM Holdings or any agreement evidencing any stock option, restricted stock unit or other right to acquire capital stock of Sirius XM Holdings or any similar or related contracts;

•
make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, any person (other than a subsidiary of Sirius XM Holdings) if such investment would reasonably be expected to impede or delay, in any material respect, the ability of the parties to satisfy any of the conditions to the Merger set forth in the Merger Agreement;

•
settle or compromise the Specified Litigation Matter;

•
take any action, or fail to take any action, that will result in Sirius XM Holdings being in breach of its obligations under the Sirius/Liberty Tax Sharing Agreement in any material respect;

•
except to the extent such action would not reasonably be expected to materially and adversely impact New Sirius, Sirius XM Holdings or their respective subsidiaries following the Split-Off, (a) make, change or revoke any material tax election, (b) settle or compromise any material tax liability with any governmental authority, (c) surrender any right to claim a material refund of taxes, (d) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, (e) change any material method of tax accounting, (f) enter into any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law), (g) apply for any tax ruling or (h) file any amended material tax return;

•
enter into a new line of business or cease, abandon, discontinue, dispose of, or materially modify operations with respect to any material existing line of business; or

•
agree to take any of the foregoing actions.

Special Meeting
As soon as practicable following the date of effectiveness of this Form S-4 (but in no event later than 45 days after such date), Liberty Media will call and hold a meeting of the holders of LSXMA and LSXMB for the purpose of obtaining the Liberty Split-Off Stockholder Approval (the Liberty Stockholders Meeting). The obligation to call and hold such stockholders meeting will not be affected by, among other things:
•
the commencement, public proposal, public disclosure or communication to Liberty Media of any Liberty SiriusXM Takeover Proposal (as defined below); or

•
the withdrawal or modification of Liberty Media’s board of directors’ approval of the Transactions or Transaction Agreements or recommendation that the holders of LSXMA and LSXMB approve the Split-Off Proposal.

No Solicitation of Alternative Transactions by Liberty Media and New Sirius
For purposes of the Merger Agreement as it relates to Liberty Media and New Sirius, the term Liberty SiriusXM Takeover Proposal means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Sirius XM Holdings and its subsidiaries, relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the New Sirius business or New Sirius and its subsidiaries (including securities of its subsidiaries) equal to 10% or more of the New Sirius business’ or New Sirius’ and its subsidiaries’ consolidated assets or to which 10% or more of the New Sirius business’ or New Sirius’ and its subsidiaries’ revenues or earnings on a consolidated basis are attributable; (b) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership of any shares beneficially owned by Liberty Media or 10% or more of any class of equity securities of New Sirius; (c) tender offer or exchange offer that if consummated will result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 10% or more of any class of equity securities of New Sirius; or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the New Sirius business, New Sirius or any of its subsidiaries, excluding, in all events, the Transactions.
Except as described below, Liberty Media and New Sirius have agreed that between the date of the Merger Agreement and the earlier of the Merger Effective Time and the termination of the Merger Agreement, each of Liberty Media and New Sirius:

•
will, and will cause their respective subsidiaries and representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any person with respect to any Liberty SiriusXM Takeover Proposal;

•
will, and will cause their respective subsidiaries and representatives to, promptly request each such person that has, within the 12 months preceding the date hereof, executed a confidentiality agreement in connection with its consideration of any Liberty SiriusXM Takeover Proposal to return or destroy all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such person by or on behalf of Liberty Media, New Sirius or any of their respective subsidiaries and promptly terminate access by all persons (other than Sirius XM Holdings and their subsidiaries and representatives) to any physical or electronic data rooms relating to a possible Liberty SiriusXM Takeover Proposal; and

•
will and will cause their respective subsidiaries and their representatives not to, directly or indirectly (a) solicit, initiate, cause, facilitate or encourage (including by way of furnishing non-public information) any inquiries, proposals or announcements that constitute, or could reasonably be expected to lead to, any Liberty SiriusXM Takeover Proposal; (b) participate in any discussions or negotiations with any third party regarding any Liberty SiriusXM Takeover Proposal; (c) enter into any letter of intent, agreement, arrangement or other understanding related to any Liberty SiriusXM Takeover Proposal; (d) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a person becoming an “interested shareholder” under Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in Liberty Media’s or New Sirius’ certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a Liberty SiriusXM Takeover Proposal; (e) except as required by applicable law, waive any provisions of any confidentiality or standstill agreement (or any similar agreement) to which such party or any of its subsidiaries is a party relating to any such Liberty SiriusXM Takeover Proposal; (f) furnish any non-public information with respect to Liberty Media, New Sirius and their respective subsidiaries to any person or group (and their respective representatives and affiliates) making (or who would reasonably be expected to make) any such Liberty SiriusXM Takeover Proposal; or (g) resolve, propose or agree to do any of the foregoing.

In connection with the receipt of any proposal, offer, inquiry or other contact received by, any information requested from, or any discussions or negotiations sought to be initiated or continued with, Liberty Media in respect of any Liberty SiriusXM Takeover Proposal, Liberty Media will:
•
promptly advise Sirius XM Holdings (through the Special Committee), orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Liberty Media in respect of any Liberty SiriusXM Takeover Proposal, and shall, in any such notice to Sirius XM Holdings (through the Special Committee), indicate (a) the identity of the person making such proposal, offer, inquiry or other contact and (b) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and will include with such notice copies of any written materials received from or on behalf of such person relating to such proposal, offer, inquiry or request); and

•
keep Sirius XM Holdings fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and Liberty Media will provide Sirius XM Holdings with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and the status of any such discussions or negotiations.

Liberty Media Board Recommendation and Adverse Recommendation Change
Except as permitted as described in the paragraph immediately below, Liberty Media’s board of directors (or any committee thereof) will not:
•
withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Sirius XM Holdings, its recommendation that the holders of LSXMA and LSXMB approve the Split-Off Proposal or its approval or declaration of advisability of the Reorganization Agreement and the

Transactions, or approve or recommend, or propose publicly to approve or recommend, any Liberty SiriusXM Takeover Proposal (such actions referred to as a Liberty Adverse Recommendation Change);
•
approve or recommend, or publicly propose to approve or recommend, or cause or authorize Liberty Media or New Sirius or any of their subsidiaries to execute or enter into, any letter of intent or agreement related to any Liberty SiriusXM Takeover Proposal; or

•
recommend a Liberty SiriusXM Takeover Proposal to the stockholders of Liberty SiriusXM Common Stock.

However, the board of directors of Liberty Media may make a Liberty Adverse Recommendation Change if it determines, in good faith, after consulting with outside legal counsel that the failure to take such action would result in a violation of its fiduciary duties under applicable law.
No Solicitation of Alternative Transactions by Sirius XM Holdings
For purposes of the Merger Agreement as it relates to Sirius XM Holdings, the term SiriusXM Takeover Proposal means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Liberty Media, New Sirius and their respective subsidiaries, relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Sirius XM Holdings and its subsidiaries (including securities of subsidiaries) equal to 10% or more of Sirius XM Holdings consolidated assets or to which 10% or more of Sirius XM Holdings revenues or earnings on a consolidated basis are attributable; (b) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership of 10% or more of any class of equity securities of Sirius XM Holdings; (c) tender offer or exchange offer that if consummated will result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 10% or more of any class of equity securities of Sirius XM Holdings; or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sirius XM Holdings or any of its subsidiaries, excluding, in all events, the Transactions.
Sirius XM Holdings has agreed that between the date of the Merger Agreement and the earlier of the Merger Effective Time and the termination of the Merger Agreement, Sirius XM Holdings:
•
will and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person with respect to any SiriusXM Takeover Proposal;

•
will, and will cause its subsidiaries and representatives to, promptly request each such person that has, within the 12 months preceding the date hereof, executed a confidentiality agreement in connection with its consideration of any SiriusXM Takeover Proposal to return or destroy all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such person by or on behalf of Sirius XM Holdings or any of its subsidiaries and promptly terminate access by all persons (other than Liberty Media, New Sirius and their subsidiaries and representatives) to any physical or electronic data rooms relating to a possible SiriusXM Takeover Proposal; and

•
will and will cause its subsidiaries and representatives not to, directly or indirectly (a) solicit, initiate, cause, facilitate or encourage (including by way of furnishing non-public information) any inquiries, proposals or announcements that constitute, or could reasonably be expected to lead to, any SiriusXM Takeover Proposal; (b) participate in any discussions or negotiations with any third party regarding any SiriusXM Takeover Proposal; (c) enter into any letter of intent, agreement, arrangement or other understanding related to any SiriusXM Takeover Proposal; (d) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in Sirius XM Holdings certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a SiriusXM Takeover Proposal (and, to the extent permitted thereunder, Sirius XM Holdings will promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any person other than Liberty Media, New Sirius or their respective subsidiaries, under any such provisions); (e) except as required by applicable law, waive any provisions of any confidentiality or standstill agreement (or any similar agreement) to which Sirius XM Holdings or any of its subsidiaries is a party relating to any such SiriusXM Takeover Proposal; (f) furnish any non-public information with respect to Sirius XM Holdings and its subsidiaries to any person or group (and their respective representatives and affiliates) making (or who would reasonably be expected to make) any such SiriusXM Takeover Proposal; or (g) resolve, propose or agree to do any of the foregoing.
In connection with the receipt of any proposal, offer, inquiry or other contact received by, any information requested from, or any discussions or negotiations sought to be initiated or continued with, Sirius XM Holdings in respect of any SiriusXM Takeover Proposal, Sirius XM Holdings will promptly advise Liberty Media and New Sirius, orally and in writing, and in no event later than 24 hours after receipt of such proposal and indicate (a) the identity of the person making such proposal, offer, inquiry or other contact and (b) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and will include with such notice copies of any written materials received from or on behalf of such person relating to such proposal, offer, inquiry or request).
Sirius XM Holdings Board Recommendation
Sirius XM Holdings’ board of directors (or any committee thereof) will not:
•
approve or recommend, or propose publicly to approve or recommend, any SiriusXM Takeover Proposal;

•
approve or recommend, or publicly propose to approve or recommend, or cause or authorize Sirius XM Holdings or any of its subsidiaries to execute or enter into, a letter of intent or agreement related to any SiriusXM Takeover Proposal; or

•
recommend a SiriusXM Takeover Proposal to the Sirius XM Holdings stockholders.

Nasdaq Listing
New Sirius will use reasonable best efforts to cause the shares of New Sirius Common Stock to be approved for listing on Nasdaq.
Transaction Litigation
Each of Liberty Media, New Sirius and Sirius XM Holdings will use its reasonable best efforts to defend against, and will promptly notify and keep reasonably informed of the status to the other parties to the Merger Agreement of all Transaction Litigation and bear its own fees, costs and expenses with respect to such Transaction Litigation (subject to certain provisions of the Reorganization Agreement). From the date of the Merger Agreement until the completion of the Merger, Liberty Media has the right to take control of the defense and settlement with respect to any and all Transaction Litigation and to employ and engage attorneys reasonably satisfactory to Liberty Media, upon written notice to the other parties of such election, provided that Liberty Media shall keep Sirius XM Holdings reasonably informed of the status of any such defense and shall regularly consult with, and consider in good faith any input from, Sirius XM Holdings with respect to any such defense. From and after the date of the completion of the Merger, New Sirius has the right to take control of the defense and settlement with respect to any Transaction Litigation and to employ and engage attorneys reasonably satisfactory to New Sirius, upon written notice to the other parties of such election, provided that New Sirius shall keep Liberty Media reasonably informed of the status of any such defense and shall regularly consult with, and consider in good faith any input from, Liberty Media with respect to any such defense. No party is permitted to settle any Transaction Litigation without the prior written consent of Liberty Media and New Sirius.
Each of Liberty Media, New Sirius and Sirius XM Holdings will use reasonable best efforts to pursue recovery for any liabilities arising from the Specified Litigation Matter or any Transaction Litigation under its applicable insurance policies; provided that, in the event such party obtains recovery after Sirius XM Holdings has paid any judgment or settlement amount with respect to a New Sirius liability, then proceeds of such recovery, subject to certain exceptions, will be paid to Sirius XM Holdings.

Directors’ and Officers’ Indemnification and Insurance
From and after the Merger Effective Time, New Sirius will, and will cause its subsidiaries to, (a) indemnify, hold harmless and advance expenses to the individuals who at or prior to the Merger Effective Time were directors or officers of Sirius XM Holdings or any of its subsidiaries with respect to all Actions (as such term is defined in the Merger Agreement) and all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses arising from, relating to or in connection with any Action based on or arising out of the fact that he or she is or was a director or officer of Sirius XM Holdings or such subsidiary or acts or omissions by them in their capacities as such (or taken at the request of Sirius XM Holdings or such subsidiary) at any time prior to the Merger Effective Time, to the fullest extent permitted under applicable law and (b) comply with its obligations to the indemnitees in respect of indemnification, advancement of expenses or exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time as provided in the organizational documents of Sirius XM Holdings or its subsidiaries, in indemnification agreements, in each case as in effect immediately prior to the Merger Effective Time or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between Sirius XM Holdings (or any of its subsidiaries) and any such director or officer.
New Sirius will not settle, compromise or consent to the entry of any judgment in any threatened or actual action relating to any acts or omissions related to the provision of directors’ and officers’ indemnification and insurance specified in the Merger Agreement, for which indemnification could be sought by an indemnitee, unless such settlement compromise or consent includes an unconditional release of such indemnitee from all liability arising out of such claim or such indemnitee otherwise consents in writing to such settlement, compromise or consent (such consent not to be unreasonably delayed, withheld or conditioned). New Sirius and the indemnitees will cooperate in the defense of any claim and will provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested.
In addition, prior to the Merger Effective Time, Sirius XM Holdings will purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Merger Effective Time for Sirius XM Holding’s current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by Sirius XM Holdings from a comparable carrier to Sirius XM Holdings’ current directors’ and officers’ liability insurance carrier on terms that are no less favorable to the terms of the directors’ and officers’ liability insurance coverage currently maintained by Sirius XM Holdings as of the date of the Merger Agreement with respect to claims arising from facts or events that occurred on or before the Merger Effective Time.
If Sirius XM Holdings is unable to purchase the “tail” policy described in the immediately preceding paragraph as of the Merger Effective Time, then New Sirius will obtain an insurance and indemnification policy (from a comparable carrier as the current Sirius XM Holdings’ insurer) that provides directors’ and officers’ liability insurance for acts and omissions occurring at or prior to the Merger Effective Time for an aggregate period of no less than six years from the Merger Effective Time that is no less favorable to the directors and officers than Sirius XM Holdings’ existing policy.
In addition, New Sirius will obtain an insurance and indemnification policy (from a comparable carrier as the current Sirius XM Holdings insurer) that provides directors’ and officers’ liability insurance for events, actions and omissions occurring from and after the Merger Effective Time that is no less favorable to the indemnitees than Sirius XM Holdings’ existing policy.
In no event will Sirius XM Holdings or New Sirius be required to pay annual premiums for the coverages set forth above in excess of 300% of the last annual premium paid by Sirius XM Holdings for the directors’ and officers’ liability insurance coverage currently maintained by Sirius XM Holdings, provided, that if the annual premium for such policy exceeds 300% of the last annual premium paid by Sirius XM Holdings for the coverage currently maintained by Sirius XM Holdings, New Sirius or Sirius XM Holdings, as applicable, will obtain the available policy or policies with any annual premium equal to or less than 300% of the last annual premium paid by Sirius XM Holdings for the directors and officers liability insurance coverage currently maintained by Sirius XM Holdings that most closely satisfies the obligations described above in the aggregate. Sirius XM Holdings or New Sirius, as applicable, will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
Financing
Sirius XM Radio had obtained commitments from the Commitment Parties for the Bridge Financing in an aggregate principal amount of $1.1 billion, proceeds of which, if funded, were expected to be funded to New Sirius in the form of a promissory note for payment of the Financed Obligations. Sirius XM Radio and certain of the Commitment Parties (or affiliates of the Commitment Parties) also entered into the Engagement Letters to arrange permanent financing, in lieu of the Bridge Financing, in the form of term loans and/or notes (an Alternative Financing).
In connection with the Bridge Financing and any Alternative Financing, the Merger Agreement provides that:
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Sirius XM Holdings and its subsidiaries will use commercially reasonable efforts to launch a marketing process to obtain an Alternative Financing in the form of term “A” loans;

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Sirius XM Holdings and its subsidiaries will terminate the Bridge Financing by an amount no less than the aggregate principal amount of any Alternative Financing obtained on or prior to the closing date of the Merger;

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To the extent reasonably requested in writing by Liberty Media or New Sirius, Sirius XM Holdings and its subsidiaries will coordinate with Liberty Media and New Sirius in connection with the process of any Alternative Financing and will keep Liberty Media and New Sirius reasonably informed of the status of the Bridge Financing and any Alternative Financing;

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Liberty Media and New Sirius will use their respective reasonable best efforts to provide all reasonable cooperation requested by Sirius XM Holdings in connection with the Bridge Financing or any Alternative Financing; and

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Sirius XM Holdings and its subsidiaries will indemnify and hold harmless Liberty Media, New Sirius and any of their subsidiaries and any of their representative from and against any and all losses suffered or incurred by them in connection with any actions (if any) related to the Bridge Financing or any Alternative Financing taken by Liberty Media, New Sirius and any of their subsidiaries and any of their representatives in connection with the Financing and any Alternative Financing and any information used in connection with the foregoing, except to the extent that any such losses arise from (a) information provided in writing by Liberty Media or New Sirius, or any of their respective subsidiaries or any of their representatives or (b) the bad faith, gross negligence or willful misconduct of Liberty Media or New Sirius, or any of their respective subsidiaries or any of their respective representatives as determined by a court of competent jurisdiction in a final and non-appealable judgment.

On January 26, 2024, Sirius XM Radio entered into Alternative Financing in the form of the Sirius XM Radio Term Loan A and the Debt Commitment Letter related to the Bridge Financing was terminated. For more information, see “The Merger — Amount and Source of Funds and Financing; Expenses” and “Description of Certain Indebtedness.”
Tax Matters
The Merger Agreement contains additional covenants and agreements relating to tax matters, including:
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Liberty Media, New Sirius, Sirius XM Holdings and their respective subsidiaries refraining from taking any action, failing to take any action, or causing any action to be taken that could reasonably be expected to cause (a) the exchanges of Sirius XM Common Stock for New Sirius Common Stock pursuant to the Merger, taken together with the Contribution, to fail to qualify for the Merger Intended Tax Treatment and (b) the Split-Off Transactions to fail to qualify for the Split-Off Intended Tax Treatment;

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Liberty Media, New Sirius, and Sirius XM Holdings providing customary representation letters to Skadden Arps and Simpson Thacher in support of the tax opinions to be delivered regarding the Split-Off Intended Tax Treatment and the Merger Intended Tax Treatment;

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The termination, at the Split-Off Effective Time, of the Sirius/Liberty Tax Sharing Agreement, as well as any other tax sharing or allocation agreements (other than Liberty Media’s tax sharing policies, the Tax Sharing Agreement, and commercial agreements the primary subject matter of which is not taxes) between or among Liberty Media and its subsidiaries as of immediately prior to the Split-Off Effective Time (other than New Sirius, Merger Sub, Sirius XM Holdings or their respective subsidiaries), on the one hand, and New Sirius or Sirius XM Holdings or any of their respective subsidiaries as of immediately prior to the Split-Off Effective Time, on the other hand; and

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the provision by Sirius XM Holdings of a certificate to New Sirius to the effect that interests in Sirius XM Holdings are not U.S. real property interests within the meaning of Section 897 of the Code.

Other Covenants and Agreements
The Merger Agreement contains additional covenants and agreements relating to, among other matters:
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use of reasonable best efforts as it relates to certain regulatory related matters;

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consultation and consent rights regarding any press releases or other public statements;

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information and access rights and confidentiality;

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notification of certain matters;

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allocation of certain fees and expenses;

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matters related to Rule 16b-3 of the Exchange Act;

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the delisting of Sirius XM Common Stock;

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certain restricted acquisitions by Sirius XM Holdings and Liberty Media;

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matters related to certain intercompany arrangements and payables and termination of certain agreements;

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undertakings by Liberty Media and effects of the Split-Off, including certain releases by the parties; and

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actions related to state takeover statutes.

Conditions to Completion of the Merger
The obligations of each of Sirius XM Holdings, Liberty Media, New Sirius and Merger Sub to effect the Merger are subject to the satisfaction (or waiver solely with respect to the Regulatory Approvals Condition) of each of the following conditions on or prior to the Split-Off Effective Time:
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receipt of the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA and LSXMB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the Liberty Special Meeting, voting together as a separate class, in favor of the approval of the Redemption, in accordance with Liberty Media’s certificate of incorporation and bylaws;

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the satisfaction or, to the extent permitted thereunder, waiver of the conditions set forth in the Reorganization Agreement (for more information regarding the conditions set forth in the Reorganization Agreement, see “Transaction Agreements — Reorganization Agreement —  Conditions to Completion of the Contribution and the Redemption”);

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receipt of all requisite regulatory approvals and such regulatory approvals are in full force and effect;

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receipt by Liberty Media, Sirius XM Holdings and New Sirius of the approval of the Transactions and the Conversion under the Communications Act;

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no law, order or other legal restraint will be in effect enjoining, restraining, preventing or prohibiting the consummation of any of the Transactions or making the consummation of any of the Transactions illegal;

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declaration by the SEC of effectiveness of the Form S-4, of which this proxy statement/notice/prospectus/information statement forms a part, and no issuance of a stop order suspending the effectiveness of the registration statement on Form S-4 and no initiation or threatening by the SEC of proceedings for that purpose;

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the effectiveness of the registration of the shares of New Sirius Common Stock under Section 12(b) of the Exchange Act;

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approval of the listing on Nasdaq of the New Sirius Common Stock, subject to official notice of issuance; and

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consummation of the Contribution and the Redemption in accordance with the terms of the Reorganization Agreement.

Sirius XM Holdings’ obligations to complete the Merger are subject to the satisfaction (or waiver solely with respect to the conditions set forth in the first four bullet points immediately set forth below) of each of the following conditions on or prior to the Split-Off Effective Time:
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the truth and accuracy of Liberty Media’s, Merger Sub’s and New Sirius’ representations and warranties as of the date of the completion of the Merger (subject to certain materiality and material adverse effect qualifications);

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Liberty Media’s performance in all material respects of all of its obligations that are required by the Merger Agreement to be performed on or prior to the completion of the Merger;

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New Sirius’ and Merger Sub’s performance in all material respects of all of their obligations that are required by the Merger Agreement to be performed on or prior to the completion of the Merger;

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the delivery to Sirius XM Holdings of an officer’s certificate from an executive officer of Liberty Media and New Sirius, as applicable, as to the satisfaction of the conditions described in the three immediately preceding bullet points; and

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the receipt by Sirius XM Holdings of an opinion from Simpson Thacher, in form and substance reasonably satisfactory to Sirius XM Holdings, to the effect that, for U.S. federal income tax purposes, the exchanges of Sirius XM Common Stock for New Sirius Common Stock pursuant to the Merger, taken together with the Contribution, will qualify for the Merger Intended Tax Treatment.

The obligations of each of Liberty Media, New Sirius and Merger Sub to complete the Merger are subject to the satisfaction (or waiver solely with respect to the conditions set forth in the first three bullet points immediately set forth below) of each of the following conditions on or prior to the Split-Off Effective Time:
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the truth and accuracy of Sirius XM Holdings’ representations and warranties as of the date of the completion of the Merger (subject to certain materiality and material adverse effect qualifications);

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Sirius XM Holdings’ performance in all material respects of all of its obligations that are required by the Merger Agreement to be performed on or prior to the completion of the Merger;

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the delivery to Liberty Media of an officer’s certificate from an executive officer of Sirius XM Holdings as to the satisfaction of the conditions described in the two immediately preceding bullet points;

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the receipt by Liberty Media of opinions from Skadden Arps, in form and substance reasonably acceptable to Liberty Media, to the effect that, for U.S. federal income tax purposes, (a) the Split-Off Transactions will qualify for the Split-Off Intended Tax Treatment, (b) the Split-Off and the Merger will not cause the ABHI Split-Off Transactions to fail to qualify for the ABHI Split-Off Intended Tax Treatment, and (c) the exchanges of Sirius XM Common Stock for New Sirius Common Stock pursuant to the Merger, taken together with the Contribution, will qualify for the Merger Intended Tax Treatment; and

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the repayment or the arrangement for the repayment of all loans outstanding together with accrued interest and any additional amounts due under the Margin Loan.

Termination
The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Split-Off Effective Time:
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by mutual written agreement of each of Sirius XM Holdings (through the Special Committee) and Liberty Media;

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by either Sirius XM Holdings (through the Special Committee) or Liberty Media:

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if the Transactions are not completed on or before the Walk-Away Date; provided that if a party’s breach of any of the Transaction Agreements is the primary cause of or resulted in such failure to complete the Merger prior to the Walk-Away Date then this termination right will not be available to such party;
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if any law, order or other legal restraint of any governmental authority has the effect of enjoining, restraining, preventing or prohibiting the consummation of any of the Transactions or making the consummation of any of the Transactions illegal is in effect and has become final and non-appealable; provided however if a party’s breach is the primary cause of such law, order or other legal restraint then this termination right will not be available to such party; or

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if the Liberty Split-Off Stockholder Approval is not obtained at the Liberty Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that, such termination right will only be available to Liberty Media if Liberty Media is not then in material breach of its obligations under the Merger Agreement related to obtaining the approval of the Split-Off Proposal by the holders of LSXMA and LSXMB or its non-solicitation obligations under the Merger Agreement;

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by Sirius XM Holdings (through the Special Committee) if:

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Liberty Media, New Sirius and/or Merger Sub breaches or fails to perform any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement or the Reorganization Agreement, which breach or failure to perform would result in the failure of (a) a closing condition regarding the accuracy of its representations and warranties or the performance by it in all material respects of its obligations under the Merger Agreement or (b) the completion of the Split-Off in accordance with the Reorganization Agreement and, in each case, such breach or failure to perform is incapable of being cured by the Walk-Away Date, or is not cured within 30 calendar days following receipt of written notice from the Special Committee (on behalf of Sirius XM Holdings) of such breach or failure to perform, except that Sirius XM Holdings will not have the right to terminate the Merger Agreement for this reason if Sirius XM Holdings is then in breach of any of its representations, warranties or covenants in the Merger Agreement and such breach would result in the failure of a closing condition regarding the accuracy of its representations and warranties or the performance by it in all material respects of its obligations under the Merger Agreement; or

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a Liberty Adverse Recommendation Change has occurred;

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by Liberty Media if Sirius XM Holdings breaches or fails to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or Reorganization Agreement, which breach or failure to perform would result in the failure of (a) a closing condition regarding the accuracy of its representations and warranties or the performance by it in all material respects with its obligations under the Merger Agreement or (b) the completion of the Split-Off in accordance with the Reorganization Agreement and, in each case, such breach or failure to perform is incapable of being cured by the Walk-Away Date, or is not cured within 30 calendar days following receipt of written notice from Liberty Media of such breach or failure to perform, except that Liberty Media will not have the right to terminate the Merger Agreement for this reason if Liberty Media, New Sirius or Merger Sub is then in breach of any of its representations, warranties or covenants under the Merger Agreement and such breach would result in the failure of a closing condition regarding the accuracy of its representations and warranties or the performance by New Sirius, Merger Sub and itself in all material respects with their obligations under the Merger Agreement.

Effect of Termination
In the event the Merger Agreement is terminated as described above, the Merger Agreement will become null and void (other than certain specified provisions as described in the next sentence) and none of Liberty Media, Sirius XM Holdings or New Sirius, or their respective directors, officers and affiliates, will have any liability under the Merger Agreement except that nothing will relieve any party from liability for fraud or any willful breach of the Merger Agreement. Certain designated provisions of the Merger Agreement, including, but not limited to, the payment of fees and expenses and confidentiality restrictions and, under certain circumstances, the payment of the termination fee described below, will survive the termination of the Merger Agreement.

Termination Fee
The Merger Agreement provides that Liberty Media will be required to pay a termination fee to Sirius XM Holdings of $450 million in cash if Sirius XM Holdings (through the Special Committee) terminates the Merger Agreement as a result of the occurrence of a Liberty Adverse Recommendation Change.
If the Merger Agreement is terminated under circumstances where such termination fee is payable, and is paid, by Liberty Media, subject to certain limited exceptions, including for any willful breach by Liberty Media of its non-solicitation obligations set forth in the Merger Agreement, Sirius XM Holdings and certain related parties will be precluded from any other remedy against Liberty Media and certain related parties in connection with the Merger Agreement or the Transactions.
Amendment, Extension and Waiver
Amendment
At any time prior to the Merger Effective Time, the Merger Agreement may be amended in writing by action taken or authorized by Liberty Media’s, New Sirius’ and Sirius XM Holdings’ respective boards of directors (which, in the case of Sirius XM Holdings requires approval of the Special Committee), whether before or after receipt of the Liberty Split-Off Stockholder Approval, the Sirius XM Stockholder Written Consents, the New Sirius Written Consent or the Merger Sub Member Consent. Notwithstanding the immediately preceding sentence, following approval of the Transactions by the holders of LSXMA and LSXMB, the stockholders of Sirius XM Holdings, the sole stockholder of New Sirius or the sole member of Merger Sub, however, there cannot be any amendment which by law will require further approval by such stockholders without such approval. Any amendment or modification of the closing condition related to payment of the Margin Loan will require the prior written consent of each lender thereunder.
Extension and Waiver
At any time prior to the Merger Effective Time, Sirius XM Holdings (through the Special Committee), Liberty Media or New Sirius may, subject to applicable law:
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waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement;

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extend the time for the performance of any of the obligations or other acts of any other party provided for in the Merger Agreement; or

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waive compliance by any other party with any of the agreements or conditions (as explicitly permitted) contained in the Merger Agreement;

provided any waiver of the condition related to the payment of the Margin Loan will require the prior written consent of each lender thereunder.
Governing Law; Jurisdiction; Waiver of Jury Trial
Governing Law; Jurisdiction
The Merger Agreement will be governed by and construed in accordance with the laws of the State of Delaware.
The parties have agreed to submit themselves to the sole and exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if that court does not have jurisdiction, in the federal courts located in the State of Delaware.
Waiver of Jury Trial
The parties have agreed to waive all rights to trial by jury in any action arising out of the Merger Agreement.

Specific Enforcement
The parties agree that irreparable damage will occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement (without bond or other security being required), in addition to any other remedy to which they are entitled at law or in equity.
Voting Agreement
The following summary describes the material provisions of the Voting Agreement and is qualified in its entirety by reference to the complete text of the Voting Agreement and any amendments thereto, a copy of which is attached as Annex F to, and is incorporated by reference in, this proxy statement/notice/prospectus/information statement. The provisions of the Voting Agreement are extensive and not easily summarized. Accordingly, this summary does not purport to be complete and may not contain all of the information about the Voting Agreement that is important to you. We encourage you to read the Voting Agreement carefully in its entirety for a more complete understanding of the Voting Agreement.
In connection with the Merger Agreement and the Reorganization Agreement, Liberty Media, Sirius XM Holdings, New Sirius and each of the Malone Stockholders have entered into the Voting Agreement. Under the terms of the Voting Agreement, the Malone Stockholders have agreed, subject to the terms of the Voting Agreement, to vote or cause to be voted their respective shares of LSXMA and LSXMB, representing approximately 48.3% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB in the aggregate, as follows:
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in favor of the Split-Off and the transactions contemplated thereby;

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in favor of any adjournment proposal or postponement of any meeting of holders of LSXMA and LSXMB if such adjournment or postponement is proposed in accordance with the terms of the Merger Agreement;

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against any action or proposal in favor of any Liberty SiriusXM Takeover Proposal, without regard to the terms of such Liberty SiriusXM Takeover Proposal; and

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against any action, proposal, transaction, agreement or amendment of Liberty Media’s certificate of incorporation or bylaws, in each case, which would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Liberty Media or New Sirius contained in the Merger Agreement, or of any Malone Stockholder contained in the Voting Agreement, for which such Malone Stockholder has received prior written notice from Liberty Media, Sirius XM Holdings or the Special Committee that it reasonably expects that such action or proposal will result in such a breach, (b) result in any of the conditions to the consummation of the transactions under the Merger Agreement or the Reorganization Agreement not being fulfilled or (c) prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of the Transactions.

In the event that the Liberty Media board of directors makes a Liberty Adverse Recommendation Change and Sirius XM Holdings elects not to terminate the Merger Agreement, then the obligations, covenants and restrictions set forth immediately above and with respect to certain other provisions of the Voting Agreement will be limited to only apply to the number of shares of LSXMA and LSXMB held by the Malone Stockholders equal in aggregate to approximately 33.37% of the total voting power of the issued and outstanding shares of LSXMA and LSXMB entitled to vote on the proposal to approve the Split-Off and the transactions contemplated thereby and present in person or by proxy at the Liberty Special Meeting or, with respect to any action by written consent, the total number of shares of LSXMA and LSXMB outstanding as of the record date established by Liberty Media with respect to such action by written consent, as applicable.
Subject to certain conditions, the Malone Stockholders have granted each of Eddy W. Hartenstein and James P. Holden an irrevocable proxy to vote their respective shares of LSXMA and LSXMB in accordance with the Voting Agreement.

Subject to certain exceptions and limitations, each Malone Stockholder agrees not to directly or indirectly, offer for sale, sell, transfer, exchange, convert, assign, give, tender in any tender or exchange offer, pledge, encumber, hypothecate or otherwise dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of its respective shares of LSXMA and LSXMB, or any interest therein (including by merger, by testamentary disposition, by operation of law or otherwise), including the right to vote any such shares, as applicable.
The Voting Agreement automatically terminates upon the earliest to occur of (a) the date that the Merger Agreement or the Reorganization Agreement is validly terminated, (b) the Merger Effective Time, (c) the written agreement of Liberty Media, Sirius XM Holdings and the Malone Stockholders to terminate the Voting Agreement and (d) the date of any material modification, waiver or amendment of the Merger Agreement as in effect on the date of the Voting Agreement that adversely affects the value or tax treatment of the consideration payable to the Malone Stockholders, causes such consideration to include property other than New Sirius Common Stock and cash in lieu of fractional shares of New Sirius Common Stock, or adds new conditions or modifies any existing conditions to the completion of the Merger that materially and adversely affects any Malone Stockholder, without the consent of such affected Malone Stockholder, provided that with respect to a termination under (d), the Voting Agreement will only terminate with respect to the adversely affected Malone Stockholder.
Under the Voting Agreement, each of Sirius XM Holdings and New Sirius, jointly and severally, has agreed to indemnify each Malone Stockholder for certain losses incurred in connection with, arising out of or resulting from any actions arising out of the Voting Agreement or the performance of such Malone Stockholder’s obligations thereunder (including any actions brought by any of the stockholders, directors, officers or employees of New Sirius or Sirius XM Holdings), including, subject to certain conditions, reasonable fees and expenses of such Malone Stockholder incurred in the defense of any such claim brought by a third party. In addition, Sirius XM Holdings and New Sirius have agreed to pay up to $150,000 in the aggregate of reasonable out-of-pocket costs and expenses incurred by the Malone Stockholders in connection with the preparation, negotiation, execution and delivery of the Voting Agreement.

DESCRIPTION OF BUSINESS OF NEW SIRIUS
New Sirius is currently a wholly owned subsidiary of Liberty Media. Upon completion of the Split-Off, New Sirius will be an independent company and Liberty Media will have no continuing stock ownership in New Sirius. New Sirius is a holding company, and, upon the completion of the Split-Off, New Sirius’ principal assets will consist of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group, including (1) all of Liberty Media’s direct and indirect interest in Sirius XM Holdings (which currently represents approximately 83% of the outstanding shares of Sirius XM Common Stock), (2) corporate cash, (3) Liberty Media’s 3.75% Convertible Senior Notes due 2028, (4) Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and (5) a margin loan obligation incurred by Liberty Media’s wholly owned special purpose subsidiary that will be repaid after the Split-Off in connection with the Merger, which is secured by shares of Sirius XM Common Stock. Substantially concurrently with, but following, the Split-Off Effective Time, Merger Sub will merge with and into Sirius XM Holdings, with Sirius XM Holdings surviving the Merger as the Surviving Corporation and wholly owned subsidiary of New Sirius, and New Sirius will, in connection with the completion of the Transactions, be renamed “Sirius XM Holdings Inc.”
The following description assumes that the Split-Off has been completed. Any references to the “Company,” “we,” “us,” or “ours” refers to Sirius XM Holdings and its consolidated subsidiaries following the Split-Off for this section only.
Overview
Sirius XM Holdings operates two complementary audio entertainment businesses — referred to as the “Sirius XM” business and “Pandora and Off-platform” business.
Sirius XM
The Sirius XM business features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the U.S. on a subscription fee basis. Sirius XM’s packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Satellite radios are primarily distributed through automakers, retailers and Sirius XM Holdings’ website. The Sirius XM service is also available through its in-car user interface, called “360L”, that combines satellite and streaming services into a single, cohesive in-vehicle entertainment experience.
The primary source of revenue from the Sirius XM business is subscription fees, with most of its customers subscribing to monthly, quarterly, semi-annual or annual plans. Sirius XM also derives revenue from advertising on select non-music channels, which is sold under the SiriusXM Media brand, direct sales of its satellite radios and accessories, and other ancillary services. As of March 31, 2024, the Sirius XM business had approximately 33.4 million subscribers.
In addition to its audio entertainment businesses, Sirius XM provides connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. Sirius XM also offers a suite of data services that includes graphical weather, and fuel prices, a traffic information service, and real-time weather services in boats and airplanes.
Sirius XM also holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. (Sirius XM Canada).
Pandora and Off-platform
The Pandora and Off-platform business operates a music, comedy and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists and podcasts as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). As of March 31, 2024, Pandora had approximately 5.9 million subscribers.

The majority of revenue from Pandora is generated from advertising on the Pandora ad-supported radio service which is sold under the Sirius XM Media brand. Pandora also derives subscription revenue from Pandora Plus and Pandora Premium subscribers.
Podcasting
In 2023, an estimated 120 million Americans listened to a podcast at least monthly. In 2020, Sirius XM acquired Stitcher, a leader in the distribution of podcasts. We have agreements to serve as the ad sales representative for many podcasts, including the leading podcast networks such as Audiochuck, Crooked Media and NBC News.
Sirius XM subscribers can also listen to their favorite podcasts with streaming access via the SiriusXM App and online. Covering topics such as true crime, news, politics, music, comedy, sports and entertainment, Sirius XM’s curated selection of podcasts comes from SiriusXM content edited into podcast format as well as from third parties.
The Pandora business also offers a portal, “Simplecast Creator Connect,” for podcasters to share their podcasts with new audiences and gather data about their shows. Podcasts submitted through this portal are offered to subscribers of Pandora’s ad-supported service as an additional benefit.
Through our Simplecast business we also offer a podcast management and analytics platform, allowing us to offer podcasters a solution for management, hosting, analytics and advertising sales.
SiriusXM Media
SiriusXM Media is an advertising sales group spanning SiriusXM Media and Pandora audio entertainment services. SiriusXM Media also sells advertising on audio platforms and in podcasts unaffiliated with us and serves as the exclusive advertising representative for other third party platforms and podcasters, including such major entities as SoundCloud and NBCUniversal. SiriusXM Media has a reach of more than 150 million monthly listeners, and gives brands, creators and publishers access to the largest digital audio advertising platform in North America.
SiriusXM Media offers advertisers the ability to execute campaigns in the U.S. across various platforms, including Pandora and SoundCloud. In addition, through AdsWizz, we provide a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and monetization solutions.
Our Sirius XM Business
Programming.   We offer a dynamic programming lineup of commercial-free music plus sports, entertainment, comedy, talk, and news, including:
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an extensive selection of music genres, ranging from rock, pop and hip-hop to country, dance, jazz, Latin and classical;

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live play-by-play sports from major leagues and colleges;

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a multitude of talk, entertainment and comedy channels for a variety of audiences;

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a wide range of national, international and financial news; and

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exclusive limited run channels.

We believe that our broad and diverse programming, including our lineup of exclusive content, is a significant differentiator from terrestrial radio and other audio entertainment providers. We make changes to our programming lineup from time to time as we strive to attract new subscribers and offer content which appeals to a broad range of audiences and to our existing subscribers. The channel lineups for our services are available at siriusxm.com.
Our Sirius XM business aims to be a platform for diverse perspectives and to facilitate dialogue on a broad set of issues. This is reflected across the content provided to listeners, which includes channels dedicated to diverse and historically underrepresented groups, as well as broader programming celebrating such events as Black History Month, Latinx and Hispanic Heritage Month, LGBTQIA+ Pride Month, and Women’s History Month. We continue to expand our offerings, including through programming that represents diverse viewpoints, historically underserved audiences and original content of a type not typically available to consumers.
Sirius XM Streaming Service.   Our streaming service includes a variety of music and non-music channels, including channels and content that are not available on our satellite radio service, and podcasts. Consumers can access our streaming service on iOS and Android mobile devices, web browsers and other internet connected devices.
Our streaming service currently features: the broad range of music, sports, talk, news and entertainment channels available on satellite radio; access to over 200 additional music channels; on-demand new and archive episodes of SiriusXM shows and specials, and video content, including video from The Howard Stern Show, encompassing in-studio performances, interviews and behind-the-scenes moments with artists, personalities and newsmakers.
Our Sirius XM service also includes a library of podcasts, some of which are exclusive to our service, and other on demand content.
Our streaming service is included as part of the vast majority of Sirius XM’s satellite radio subscription plans, including the Music Showcase, Music and Entertainment, and Platinum plans. We also offer our streaming service in several standalone packages, which do not include a satellite radio subscription. These packages, which include the Streaming Music Showcase, Streaming Music and Entertainment, Streaming Platinum, and All Access (App only) plans are available to consumers at various prices and include a variety of content. Our Artist Stations feature, which allows subscribers to create their own customized ad-free music stations within the SiriusXM App and on capable 360L in-vehicle radios, is offered to consumers as part of our All Music Plan, All Access (App only), Streaming Platinum and Platinum plans.
We have agreements with makers of electric vehicles, such as Lucid and Rivian, to include the SiriusXM experience as part of their vehicles. We also have entered into agreements with third parties designed to increase the distribution and ease of use of our streaming service, including through connected devices. In addition, we have arrangements with various services and consumer electronics manufacturers to include the Sirius XM streaming functionality with their service and devices.
360L.   Our advanced automotive platform, which we call “360L,” combines our satellite and streaming services into a single, cohesive in-vehicle entertainment experience. We have agreements with many automakers to deploy our 360L interface in a variety of vehicles. In 2023, our 360L platform was included in approximately 129 vehicle models manufactured for sale in the U.S. We expect that 360L will be included in a majority of vehicles that include Sirius XM functionality in the future.
360L allows us to take advantage of advanced in-dash infotainment systems. 360L is intended to leverage the ubiquitous signal coverage and low delivery costs of our satellite infrastructure with the two-way communication capability of a wireless streaming service to provide consumers seamless access to our content, including our live channels, on demand service, podcasts and personalized music services. The wireless streaming connection included in 360L enables enhanced search and recommendations functions, making discovery of our content in the vehicle easier. 360L also provides us data on how our subscribers use our service.
Distribution of Radios
New Vehicles.   We distribute satellite radios through the sale and lease of new vehicles. We have agreements with major automakers to offer satellite radios in their vehicles. Satellite radios are available as a factory-installed feature in substantially all vehicle makes sold in the U.S.
Most automakers include a trial subscription to our service in the sale or lease of their new vehicles. In certain cases, we receive subscription payments from automakers in advance of the activation of our service. We share with certain automakers a portion of the revenues we derive from subscribers using vehicles equipped to receive our service. We also reimburse various automakers for certain costs associated with the satellite radios installed in new vehicles, including in certain cases hardware costs, engineering expenses and promotional and advertising expenses.
Previously Owned Vehicles.   We acquire subscribers through the sale and lease of previously owned vehicles with factory-installed satellite radios. We have entered into agreements with many automakers to include a subscription to our service in the sale or lease of vehicles which include satellite radios sold through their certified pre-owned programs. We also work directly with franchise and independent dealers on programs for non-certified used vehicles.
We have developed systems and methods to identify purchasers and lessees of previously owned vehicles which include satellite radios and have established marketing plans to promote our services to these potential subscribers.
Retail.   We sell satellite radios directly to consumers through our website. Satellite radios are also marketed and distributed through national, regional and online retailers, such as Amazon.com.
Our Satellite Radio Systems
Our satellite radio systems are designed to provide clear reception in most areas of the continental U.S. despite variations in terrain, buildings and other obstructions. We continually monitor our infrastructure and regularly evaluate improvements in technology.
Our satellite radio systems have three principal components:
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satellites, terrestrial repeaters and other satellite facilities;

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studios; and

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radios.

Satellites, Terrestrial Repeaters and Other Satellite Facilities
Satellites.   We provide our service through a fleet of orbiting geostationary satellites. Two of these satellites, FM-5 and FM-6, transmit our service on frequencies originally licensed by the FCC to Sirius, and two of these satellites, XM-5 and SXM-8, transmit our service on frequencies originally licensed by the FCC to XM. Our XM-3 satellite serves as a spare for the XM system.
On December 13, 2020, our SXM-7 satellite was successfully launched and in-orbit testing of SXM-7 began on January 4, 2021. During in-orbit testing of SXM-7, events occurred which caused failures of certain SXM-7 payload units. The evaluation of SXM-7 concluded that the satellite would not function as intended. SXM-7 remains in orbit at its assigned orbital location, but is not being used to provide satellite radio service.
We have entered into agreements for the design, construction and launch of four additional satellites, SXM-9, SXM-10, SXM-11 and SXM-12. Construction of these satellites is underway, and those satellites are expected to be launched into geostationary orbits in 2024, 2025, 2026 and 2027, respectively.
Satellite Insurance.   We have procured insurance for SXM-9, SXM-10, SXM-11 and SXM-12 to cover the risks associated with each satellite’s launch and first year of in-orbit operation. We do not have insurance policies covering our other in-orbit satellites, as we consider the premium costs to be uneconomical relative to the risk of satellite failure.
Terrestrial Repeaters.   In some areas with high concentrations of tall buildings, such as urban centers, signals from our satellites may be blocked and reception of satellite signals can be adversely affected. In other areas with a high density of next generation wireless systems our service may experience interference. In many of these areas, we have deployed terrestrial repeaters to supplement and enhance our signal coverage and, in other areas, we may deploy additional repeaters to mitigate interference. We operate over 1,000 terrestrial repeaters across the U.S. as part of our systems.
Other Satellite Facilities.   We control and communicate with our satellites from facilities in North America. Our satellites are monitored, tracked and controlled by a third party satellite operator.

Studios
Our programming originates from studios in New York City, Los Angeles, Miami, Nashville and Washington D.C., and, to a lesser extent, from smaller studios in a variety of venues across the country. Our corporate headquarters is in New York City. We provide equipment to artists and hosts to enable remote creation and transmission of programming.
Radios
We do not manufacture radios. We have authorized manufacturers and distributors to produce and distribute radios, and have licensed our technology to various electronics manufacturers to develop, manufacture and distribute radios under certain brands. We do manage various aspects of the production of satellite radios. To facilitate the sale of radios, we may subsidize a portion of the radio manufacturing costs to reduce the hardware price to consumers.
Connected Vehicle Services
We provide connected vehicle services to several automakers. Our connected vehicle services are designed to enhance the safety, security and driving experience for vehicle operators while providing marketing and operational benefits to automakers and their dealers. We offer a portfolio of location-based services through two-way wireless connectivity, including safety, security, convenience, maintenance and data services, remote vehicle diagnostics, and stolen or parked vehicle locator services. Subscribers to our connected vehicle services are not included in our subscriber count or subscriber-based operating metrics.
Other Services
Commercial Accounts.   Our programming is available for commercial establishments. Our wholly owned subsidiary, Cloud Cover Media, Inc. (Cloud Cover), offers a music programming service for commercial establishments. Commercial subscription accounts are also available through Pandora for Business and SiriusXM for Business, each of which offers a licensed, commercial-free music service for offices, restaurants and other business establishments.
Satellite Television Service.   Certain of our music channels are offered as part of select programming packages on the DISH Network satellite television service.
Travel Link.   We offer Travel Link, a suite of data services that includes graphical weather, fuel prices, sports schedules and scores, and movie listings.
Real-Time Traffic Services.   We offer services that provide graphic information as to road closings, traffic flow and incident data to consumers with compatible in-vehicle navigation systems.
Real-Time Weather Services.   We offer real-time weather services in vehicles, boats and planes.
Commercial subscribers to the Sirius XM and Pandora programming services are included in our subscriber counts, respectively. Commercial subscribers to the Cloud Cover music programming service are not included in our subscriber counts. Subscribers to the DISH Network satellite television service are not included in our subscriber counts and subscribers to our Travel Link, real-time traffic services and real-time weather services are not included in our subscriber counts, unless the applicable service is purchased by the subscriber separately and not as part of a radio subscription to our service.
Sirius XM Canada
Sirius XM holds a 70% equity interest and 33% voting interest in Sirius XM Canada, with the remainder of Sirius XM Canada’s voting and equity interests held by two shareholders.
Sirius XM and Sirius XM Canada have entered into a services and distribution agreement pursuant to which Sirius XM Canada pays Sirius XM a variable fee evaluated annually based on comparable companies. In accordance with this services and distribution agreement, the fee is payable on a monthly basis. Sirius XM has also extended a loan to Sirius XM Canada. As of December 31, 2023, the principal amount outstanding on that loan was $8 million.

As of December 31, 2023, Sirius XM Canada had approximately 2.6 million subscribers. Sirius XM Canada’s subscribers are not included in our subscriber count or subscriber-based operating metrics.
Our Pandora and Off-platform Business
Pandora Media, LLC, which owns and operates our Pandora and Off-platform business, is a wholly owned subsidiary of Sirius XM.
Streaming Radio and On-Demand Music Services
Pandora offers a personalized audio entertainment platform for each listener. Users are able to create personalized stations and playlists and search and play songs and albums on-demand. The Pandora service utilizes content programming algorithms, data collected from listeners, and attributes of the music to predict user music preferences, play content suited to the tastes of each listener, and introduce each listener to music consistent with the consumer’s preferences.
The Pandora service is available on iOS and Android mobile devices, web browsers, and other internet connected devices. The Pandora application is free to download and use. Our Pandora service is also available in vehicles in the U.S. with smartphone connectivity. Certain automakers now provide embedded streaming connectivity that supports and makes available the Pandora service in vehicles without the need for smartphone connectivity. In addition, our Pandora service is integrated into consumer electronic, voice-based devices and smart speakers.
The Pandora service is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). Local and national advertisers deliver targeted messages to our Pandora listeners on the ad-supported service.
Ad-Supported Radio Service
Pandora offers an ad-supported radio service which allows listeners to access our catalog of music, comedy, live streams and podcasts through personalized stations. This service is free across all platforms and generates stations specific to each listener. Each listener can personalize their experience by adding selected artists and songs to their stations.
Listeners of the ad-supported service are provided with the option to temporarily access on-demand listening, including certain features of the Pandora Premium service. We refer to this temporary access as “Premium Access”.
Subscription Radio Service (Pandora Plus)
Pandora offers Pandora Plus — an ad-free, subscription version of the radio service that includes options for replaying songs, skipping songs, offline listening and higher quality audio on supported devices. Content provided to each listener of Pandora Plus is more tailored when the listener interacts with the platform. Premium Access is also available to Pandora Plus listeners.
On-Demand Subscription Service (Pandora Premium)
Pandora offers Pandora Premium — an on-demand subscription service that combines the radio features of Pandora Plus with an on-demand experience. The on-demand experience provides listeners with the ability to search, play and collect songs and albums, download content for offline listening, build playlists, listen to curated playlists and share playlists on social networks. Listeners can also create partial playlists that Pandora can complete based on the listener’s activity. Listeners through mobile devices have access to customized profiles which identify information specific to each listener such as recent favorites, playlists and thumbs.
Pandora Premium incorporates social networking features including a centralized stream where listeners can view the music that their social connections are experiencing and provide and receive recommendations for songs, albums and playlists. Pandora Premium also includes a “share” feature where consumers can share their stations, songs, albums, podcasts or playlists through social media, messaging applications and email.
SiriusXM Media
SiriusXM Media is an advertising sales group spanning SiriusXM Media and Pandora audio entertainment services. SiriusXM Media also serves as the exclusive advertising representative for other third-party platforms and podcasters, including such major entities as SoundCloud and NBCUniversal. SiriusXM Media has a reach of more than 150 million listeners, and gives brands, creators, and publishers access to the largest digital audio advertising platform in North America.
SiriusXM Media is the exclusive advertising sales representative for our Sirius XM and Pandora platforms. In addition to subscription fees, Sirius XM derives revenues from advertising on select non-music channels. Pandora’s primary source of revenue is the sale of audio, display and video advertising for connected device platforms, including computers and mobile devices. The Pandora and Off-platform business maintains a portfolio of proprietary advertising technologies which include order management, advertising serving and timing, native advertising formats, targeting and reporting. Pandora provides advertisers with the ability to target and connect with listeners based on various criteria including age, gender, geographic location and content preferences.
SiriusXM Podcast Network
We license original podcasts from their creators, and we also provide podcast advertising services that generate revenue from over 450 shows. We create and distribute original podcasts licensed from third parties through platforms such as the iPhone podcast App. We earn revenue by distributing advertising on certain owned and operated podcasts as well as those created by third-parties, including placement based on an advertiser’s desired target audience and from the sale of advertising on licensed podcasts.
AdsWizz
Through its AdsWizz subsidiary, our Pandora and Off-platform business is a leader in digital audio advertising technology. AdsWizz operates a digital audio advertising market with an end-to-end technology platform, including a digital audio software suite of solutions that connect audio publishers to the advertising community. AdsWizz offers a range of products — from dynamic ad insertion to advanced programmatic platforms to innovative new audio formats. AdsWizz’s advertising technology also includes ad campaign monitoring tools and other audio advertising products, such as audio formats that enable consumers to trigger an action while listening to an ad as well as other personalization-based technology.
AdsWizz’s technology is employed by Pandora and Off-platform business in its ad-supported business as well as by third-party customers. AdsWizz’s third-party customers include well-known music platforms, podcasts and broadcasting groups worldwide.
Simplecast
Pandora, through its Simplecast business, also offers a podcast management and analytics platform. Simplecast complements AdsWizz’s advertising technology platform, allowing the company to offer podcasters a solution for management, hosting, analytics and advertising sales.
Pandora also offers a portal, “Simplecast Creator Connect,” for podcasters to share their podcasts with new audiences and gather data about their shows. Podcasts submitted through this portal are offered to subscribers of Pandora’s ad-supported service as an additional benefit.
Artificial Intelligence
We have begun to employ a number of artificial intelligence algorithms and technology that are designed to improve aspects of our operations, including a customer’s experience, and permit us to better understand and use our operating and financial data. These applications may become important in our operations over time. We are aware of the potential risks associated with the use of AI technology, including the risks relating to data security and the laws, rules and regulations governing privacy. We believe that we have implemented systems to monitor for and prevent data access, including security incidents that result from the use of AI. However, AI technology is evolving and, due to its inherent complexity, we may be exposed to operational and legal risks associated with the use of AI technologies.
Competition
We face significant competition for listeners and advertisers in our Sirius XM business and Pandora and Off-platform business, including from providers of radio and other audio services.
Competition for Subscribers and Listeners
Traditional AM/FM Radio
Our Sirius XM services and Pandora services compete with traditional AM/FM radio. Traditional AM/FM radio has a well-established demand for its services and offers free broadcasts paid for by commercial advertising rather than by subscription fees. Many radio stations offer information programming of a local nature, such as local news and sports. The availability of traditional free AM/FM radio may reduce the likelihood that customers would be willing to pay for our subscription services. Several traditional radio companies own large numbers of radio stations and other media properties, such as podcast networks.
Streaming and On-Demand Competitors
Streaming and on-demand services, including Amazon Prime, Apple Music, Spotify, TikTok and YouTube, compete with our Sirius XM and Pandora services. Major online providers make high fidelity digital streams available at no cost or, in some cases, for less than the cost of a satellite radio subscription. Certain of these services include advanced functionality, such as personalization and customization and allow the user to access large libraries of content. These services, in some instances, are also offered through devices sold by the service providers including Apple, Google and Amazon. These services compete with our services, at home, in vehicles, and wherever audio entertainment is consumed.
Advanced In-Dash Infotainment Systems
Nearly all automakers have deployed integrated multimedia systems in dashboards, including Apple CarPlay and Android Auto. These systems combine control of audio entertainment from a variety of sources, including AM/FM/HD radio broadcasts, satellite radio, streaming radio, smartphone applications and stored audio, with other advanced applications. Streaming radio and other data are typically connected to the system through an Internet-enabled smartphone or wireless modem installed in the vehicle, and the entire system may be controlled by touchscreen or voice recognition. These systems enhance the attractiveness of internet based competitors by making such applications more prominent, easier to access, and safer to use in vehicles.
Direct Broadcast Satellite and Cable Audio
A number of providers offer specialized audio services through either direct broadcast satellite or cable audio systems. These services are targeted to fixed locations, mostly in-home, but also include mobile entertainment. The radio service offered by direct broadcast satellite and cable audio is often included as part of a package of digital services with video service, and video customers generally do not pay an additional monthly charge for the audio service. In addition, other services offered by these providers, such as cable television, on-demand video streaming, and interactive video games compete with our services to the extent they utilize existing or potential users’ and listeners’ time that could otherwise be allocated to the use of our Sirius XM or Pandora services.
Other Digital Media Services
The audio entertainment marketplace continues to evolve rapidly, with a steady emergence of new media platforms that compete with both our Sirius XM and Pandora services now or that could compete with those services in the future.

Traffic Services
For our Sirius XM business, a number of providers compete with our traffic services, particularly smartphones offering GPS mapping with sophisticated data-based turn navigation.
Connected Vehicle Services
Our Sirius XM connected vehicle services business operates in a highly competitive environment and competes with several providers as well as with products being developed for vehicles by automakers and other third parties. OnStar, a division of General Motors, also offers connected vehicle services in GM vehicles. Wireless devices, such as mobile phones, are also competitors. We compete against other connected vehicle service providers for automaker arrangements on the basis of innovation, service quality and reliability, marketing and other customer relationship management services, technical capabilities and system customization, scope of service, industry experience, past performance and price.
Competition for Advertisers
Our competition for advertisers includes large scale online advertising platforms such as Amazon, Facebook and Google; traditional media companies such as television broadcasters and national print outlets; broadcast radio providers; podcast distributors and networks; and companies in the broadcast radio market. We compete against these providers for advertisers on the basis of several factors, including advertisers’ overall budgets, perceived return on investment, effectiveness and relevance of our advertising platforms, the amount and scope of our data on listeners, price, delivery of large volumes or precise types of advertisements to targeted demographics, transactional capabilities and reporting capabilities.
The online advertising marketplace continues to evolve rapidly, particularly with the introduction of new digital advertising technologies and expanding capabilities of larger internet companies.
Government Regulation
General
We are subject to a number of foreign and domestic laws and regulations relating to consumer protection, information security and data protection. There are several States that require specific information security controls to protect certain types of information and specific notifications to consumers in the event of a security breach that compromises certain categories of personal information. Certain of our services are also subject to laws in the U.S. and abroad pertaining to privacy of user data and other information, including the California Consumer Privacy Act and the European General Data Protection Regulation. Our Privacy Policies and customer agreements describe our practices.
We believe we comply with all of our obligations under all applicable laws and regulations.
Sirius XM Business
As operators of a privately-owned satellite system, we are regulated by the FCC under the Communications Act, principally with respect to:
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the licensing of our satellite systems;

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preventing interference with or to other users of radio frequencies; and

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compliance with FCC rules established specifically for U.S. satellites and satellite radio services.

Any assignment or transfer of control of our FCC licenses must be approved by the FCC. The Transactions involve a pro forma transfer of our FCC licenses and must be approved by the FCC. On December 29, 2023 and January 2, 2024, Liberty Media and New Sirius filed applications with the FCC for those approvals, and the FCC approved such applications in March 2024. In addition, the Conversion requires the FCC’s prior approval of pro forma assignment and transfer of control applications for the FCC licenses and authorizations held by Sirius XM Radio and its licensee subsidiaries. The FCC has approved all assignment and transfer of control applications filed in connection with the Conversion.

The FCC’s order approving our merger with XM Satellite Radio Holdings Inc. in July 2008 requires us to comply with certain voluntary commitments we made as part of the FCC merger proceeding. We believe we comply with those commitments.
In 1997, we were the winning bidder for FCC licenses to operate a satellite digital audio radio service and provide other ancillary services. Our FCC licenses for our FM-5 satellite expires in 2025, our FM-6 satellite license expires in 2030, our XM-3 satellite license expires in 2026, our XM-5 satellite license expires in 2026, and our SXM-8 satellite license expires in 2029. We anticipate that, absent significant misconduct on our part, the FCC will renew our licenses to permit operation of our satellites for their useful lives, and grant licenses for any replacement satellites.
In some areas, we have installed terrestrial repeaters to supplement our satellite signal coverage. The FCC has established rules governing terrestrial repeaters and has granted us a license through 2027 to operate our repeater network.
In certain cases, we obtain FCC certifications for satellite radios, including satellite radios that include FM modulators. We believe our radios that are in production comply with all applicable FCC rules.
We are required to obtain export licenses or other approvals from the U.S. government to export certain equipment, services and technical data related to our satellites and their operations. The transfer of such equipment, services and technical data outside the U.S. or to foreign persons is subject to strict export control and prior approval requirements from the U.S. government (including prohibitions on the sharing of certain satellite-related goods and services with China).
Changes in law or regulations relating to communications policy or to matters affecting our services could adversely affect our ability to retain our FCC licenses or the manner in which we operate.
Copyrights to Programming
In connection with our businesses, we must enter into royalty arrangements with two sets of rights holders: holders of musical compositions copyrights (that is, the music and lyrics) and holders of sound recordings copyrights (that is, the actual recording of a work). Our Sirius XM and Pandora services use both statutory and direct music licenses as part of their businesses. We license varying rights — such as performance and mechanical rights — for use in our Sirius XM and Pandora services based on the various radio and interactive services they offer. Set forth below is a brief overview of the music composition and sound recording licenses employed by our Sirius XM and Pandora services. These music licensing arrangements are complex and the description below is only a summary of these complicated licensing arrangements.
Musical Compositions: Performance Rights and Mechanical Rights
The holders of performance rights in musical compositions, generally songwriters and music publishers, are represented by performing rights organizations such as ASCAP, BMI, SESAC and GMR. These organizations negotiate fees with copyright users, collect royalties and distribute them to the rights holders.
The holders of the mechanical rights in musical compositions, generally songwriters and music publishers, have traditionally licensed these rights through the statutory license set forth in Section 115 of the Copyright Act; however, mechanical rights can also be licensed directly.
The changing market for musical compositions may have an adverse effect on our Sirius XM and Pandora services, including increasing our costs and limiting the musical works available to us.
Sirius XM Service.   We have arrangements with ASCAP, BMI, SESAC, and GMR to license the musical compositions we perform on our satellite radio and streaming services. Our Sirius XM business does not require a mechanical license.
Pandora Services.   We have arrangements with ASCAP, BMI, SESAC, GMR and a variety of other copyright owners to license the musical compositions performance rights we use on our Pandora services. For our Pandora ad-supported radio service, certain copyright holders receive as a performance royalty their usage-based and ownership-based share of a royalty pool equal to 21.5% of the content acquisition costs that we pay for sound recordings on our ad-supported service and others receive a fixed fee.
Pandora must also license reproduction rights, which are also referred to as mechanical rights, to offer the interactive features of the Pandora services. For our Pandora subscription services, copyright holders receive payments for these rights at the rates determined in accordance with the statutory license set forth in Section 115 of the Copyright Act. For the five-year period commencing January 1, 2023 and ending December 31, 2027 Pandora agreed to pay the greater of 15.1% of revenues or 26.2% of record label payments in 2023, rising over the five-year period to 15.35% of revenues or 26.2% of record label payments by 2027.
Sound Recordings
Operators of a non-interactive satellite radio or streaming service are entitled to license sound recordings under the statutory license contained in Section 114 of the Copyright Act (the statutory license). Under the statutory license, we may negotiate royalty arrangements with the owners of sound recordings or, if negotiation is unsuccessful, the royalty rate is established by the CRB. Sound recording rights holders, typically large record companies, are primarily represented by SoundExchange, an organization which negotiates licenses, and collects and distributes royalties on behalf of record companies and performing artists.
Interactive streaming services, such as Pandora Plus and Pandora Premium, do not qualify for the statutory license and those services must negotiate direct license arrangements with the owners of copyrights in sound recordings.
Sirius XM Business.   For the ten-year period commencing January 1, 2018 and ending on December 31, 2027, the CRB set the royalty rate payable by us under the statutory license covering the performance of sound recordings over our Sirius XM satellite radio service, and the making of ephemeral (server) copies in support of such performances, to be 15.5% of gross revenues, subject to exclusions and adjustments. The revenue subject to royalty includes subscription revenue from our U.S. satellite digital audio radio subscribers, and advertising revenue from channels other than those channels that make only incidental performances of sound recordings. The rates and terms permit us to reduce the payment due each month for those sound recordings that are separately licensed and sound recordings that are directly licensed from copyright owners and exclude from our revenue certain other items, such as royalties paid to us for intellectual property, sales and use taxes, bad debt expense and generally revenue attributable to areas of our business that do not involve the use of copyrighted sound recordings.
In 2023, we paid a per performance rate for the streaming of certain sound recordings of $0.0030 on our Sirius XM streaming service which increased from $0.0028 in 2022. In 2024, we expect to pay a per performance rate for the streaming of certain sound recordings of $0.0031 on our Sirius XM streaming service.
Pandora Services.   For our Pandora services, we have entered into direct license agreements with major and independent music labels and distributors for a significant majority of the sound recordings that stream on the Pandora ad-supported service, Pandora Plus and Pandora Premium.
For sound recordings that we stream and for which we have not entered into a direct license agreement with the sound recording rights holders, the sound recordings are streamed pursuant to the statutory license, and applicable rates thereunder set by the CRB. Sound recordings subject to the statutory license can only be played through our radio services and not through services that are offered on-demand or offline or through any replay features. The royalty rates under many of those direct licenses, which cover a large majority of the sound recordings that we perform on Pandora, are indexed to the statutory rates established by the CRB.
Trademarks
Sirius XM Business.   We have registered, and intend to maintain, the trademarks “Sirius”, “XM”, “SiriusXM” and “SXM” with the U.S. Patent and Trademark Office in connection with the services we offer. We are not aware of any material claims of infringement or other challenges to our right to use the “Sirius”, “XM”, “SiriusXM” or “SXM” trademarks in the U.S. We also have registered, and intend to maintain, trademarks for the names of certain of our channels. We have also registered the trademarks “Sirius”, “XM” and “SiriusXM” in Canada. We have granted a license to use certain of our trademarks in Canada to Sirius XM Canada.
Pandora and Off-platform Business.   We have registered, and intend to maintain, the trademarks “Pandora,” “Ampcast” and “Music Genome Project,” in addition to a number of other Pandora logos and marks, with the U.S. Patent and Trademark Office in connection with the services we offer. We also have registered the trademark “Pandora” in Australia, Canada, Chile, the E.U., India, Israel, Mexico, New Zealand, Switzerland, Taiwan and other countries, and the trademark “Music Genome Project” in Australia, Canada, China and New Zealand.
Human Capital Resources
Overview
As of December 31, 2023, we had 5,680 full-time and part-time employees whose skills span a wide range of highly specialized capabilities. Our core voluntary full-time employee turnover rate in 2023 was approximately 6.2%. We strive to maintain an inclusive culture where our differences are valued, respected and celebrated, and our diverse perspectives are united to drive and grow our businesses.
Who We Are
We employ a diverse workforce, composed of individuals with different identities, experiences, perspectives and priorities. Together, we represent different dimensions of diversity and we are committed to fostering an environment where all of our employees can thrive and reach their full potential.
We encourage our employees to voluntarily self-identify their gender, race, ethnicity, veteran and disability status. Understanding our employee demographics enables us to shape our talent strategy and invest time and resources in various initiatives. As of December 31, 2023, 42% of our employees identified as women and 40.2% identified as people of color (African American, Latinx, Asian, and Native American). At our executive leadership level (which we define as employees at the vice president and above level), 33.4% of our employees identified as women and 17% identified as people of color.
We are focused on increasing the representation of women and people of color at all levels of our organization. We do this by promoting SiriusXM as an employer of choice through a number of different efforts. In 2023, we attended professional conferences such as Grace Hopper and AfroTech, and sponsored events with organizations, including Sistas in Sales, in an effort to facilitate connections with diverse talent. We also engage with Historically Black Colleges and Universities and provide full-time entry-level job opportunities for their graduates through our Pathways program. Our hiring managers and recruiters are trained on inclusive hiring practices and eliminating unconscious biases in the hiring process.
Many of our employees are members of our employee resource groups, known as SiriusXM Communities, which were established for the purpose of supporting, nurturing, and empowering under-represented members of our workforce. We have been named to Worklife 50, NY Crain’s Excellence in Diversity and Inclusion, Newsweek’s America’s Greatest Workplaces for Diversity in 2024, and for many years as a best place to work for LGBTQIA+ equality by the Human Rights Campaign’s Corporate Equality Index.
We prioritize cultural awareness, celebrate diversity, and educate our workforce on our anti-harassment and discrimination policies. Our policies are designed to protect against discrimination based upon sex, gender, race, color, religion and religious creed, national origin, ancestry, physical or mental disability, genetic information, age, marital status, pregnancy, sexual orientation, gender identity, gender expression, sex stereotype, transgender, immigration status, military and protected veteran status, medical condition, or any basis prohibited under federal, state or local law. We also host mandatory Conscious Inclusion training and we offer our “Can We Talk?” program, both of which are designed to explore bias and its impact, increase cultural awareness, invite open dialogue, and promote inclusive behaviors in our workplace.
We also comply with the FCC’s Equal Employment Opportunity (EEO) rules, including making our EEO reports publicly available. We maintain our Code of Ethics which embodies our commitment to conduct business in accordance with applicable law and the highest ethical standards.

What We Believe
We believe that our employees do their best work when they feel connected, supported and empowered, and we are committed to making that happen with people-focused initiatives. Our core values, which define us as authentic, inclusive, curious and driven, are aligned with our vision. Together, these elements set the foundation for how we collaborate, and operate as individuals.
We believe that our success hinges on our ability to attract, retain, and develop top talent. Recognizing employees for outstanding accomplishments, rewarding them for positive performance, and inspiring them to reach new heights are strongly connected to retention. We are a results-driven organization and we believe that recognition and reward are key to generating a sense of pride and accountability. Through our engagement surveys and other communication channels, we have learned a tremendous amount about our workforce and this knowledge shaped the people-focused initiatives we prioritized in 2023. We believe that our culture is a long-term competitive advantage for us, fuels our ability to execute, and underpins our employee talent strategy.
How We Reward and Develop Our People
Our goal is to establish SiriusXM as a place where employees can build long-term careers and achieve their personal and professional aspirations. We offer a comprehensive total reward program designed to attract, motivate, and retain top talent. This program combines competitive compensation with benefits and well-being resources designed to meet the diverse needs of our workforce. Our compensation programs, which vary by employee level, include salary, incentive compensation opportunities, and equity-based compensation awards. In addition, our benefits programs are competitive for the markets in which we operate and may include healthcare and insurance benefits, paid time off, paid parental leave, fertility resources, advocacy resources, flexible work schedules, and employee assistance programs.
We have robust talent development offerings, including training opportunities, access to LinkedIn Learning which offers an extensive content library, a mentorship program, leadership development programs, and a performance feedback program. Our talent development programs include a comprehensive goal-setting process, a career path framework, skills and core competency assessments, and custom learning paths. Additionally, through mentoring programs, specialized management, training and leadership coaching, we nurture the professional growth of our employees. We also sponsor external leadership training opportunities for employees from underrepresented backgrounds.
Succession planning is a priority for our leaders. The Compensation Committee of our Board of Directors oversees our management continuity planning process, and reviews and evaluates succession plans relating to our Chief Executive Officer and other executive officers.
How We Give Back
SiriusXM Cares is the name of our philanthropic effort to promote charitable giving. SiriusXM Cares has three focus areas for giving: Employee, Social Equity, and Corporate; and through these focus areas, we are able to give directly or bolster employee giving efforts.
Through our focus on the Employee, we invite employees to give to the causes most meaningful to them. We have a charitable matching program which offers employees a dollar-for-dollar match on their charitable contributions up to a specific threshold. In addition, full-time employees are eligible to receive five days of paid time off to volunteer with charitable organizations of their choice. During 2023, over 500 employees volunteered over 7,800 hours, and over 620 employees utilized our charitable matching program, benefiting more than 800 charitable organizations.
In alignment with our Social Equity and Corporate focus areas, SiriusXM Cares has contributed to a variety of organizations over the past three years. These organizations, which combat racial injustice, promote social equality, provide education, or facilitate hiring of underrepresented individuals, include The Apollo Theater, The Smithsonian Institute’s National Museum of African American History and Culture, Save The Music, Huston-Tillotson University, Asian Americans Advancing Justice, South Asian Americans Leading Together, the Alliance for Women in Media, the Human Rights Campaign, TASH (an international advocacy association of people with disabilities, their family members, other advocates, and people who work in the disability field), the League of United Latin American Citizens, the Native American Rights Fund, The Warrior Alliance, the AutoNation Foundation, the St. Thomas Aquinas College Social Justice Center, United Jewish Appeal Federation of Jewish Philanthropies of NY, Inc., City of Hope, United States Holocaust Memorial Museum, The Last Mile, Girls Who Code, Paley Center for Media, Hunter College, Boys & Girls Club of Metro Queens, Boys & Girls Club of America, Fam Frequency Productions, Reaching Early Creatives, Volunteers of America- Greater New York, and Sounds of Saving.
Our Health, Safety and Well-Being
We are committed to providing a healthy and safe environment that allows employees to thrive professionally and personally. To support the well-being of our employees and their families we also offer resources focused on physical, mental, and emotional health.
Properties
Below is a list of the principal properties that we own or lease:
Sirius XM
Location	Purpose	Own/Lease
New York, NY	Corporate headquarters, office facilities and studio/production facilities	Lease
Washington, DC	Office and studio/production facilities	Own
Miami Beach, FL	Office and studio/production facilities	Lease
Los Angeles, CA	Office and studio/production facilities	Lease
Nashville, TN	Studio/production facilities	Lease
Lawrenceville, NJ	Office and technical/engineering facilities	Lease
Deerfield Beach, FL	Office and technical/engineering facilities	Lease
Farmington Hills, MI	Office and technical/engineering facilities	Lease
Irving, TX	Office and engineering facilities/call center	Lease
Vernon, NJ	Technical/engineering facilities	Own
Ellenwood, GA	Technical/engineering facilities	Lease
Fredericksburg, VA	Warehouse and technical/engineering facilities	Lease
Ashburn, VA	Data center	Lease
We also lease other small facilities that we use as offices for our advertising sales personnel, studios and warehouse and maintenance space. These facilities are not material to our business or operations.
In addition, we lease or license space at approximately 540 locations for use in connection with the terrestrial repeater networks that support our satellite radio services. In general, these leases and licenses are for space on building rooftops and communications towers. None of these individual locations are material to our business or operations.
Pandora
Location	Purpose	Own/Lease
Oakland, CA	Office and technical/engineering facilities	Lease
New York, NY	Office, sales and studio/production facilities	Lease
Atlanta, GA	Office, sales and technical/engineering facilities	Lease
Santa Monica, CA	Office and sales facilities	Lease
We also lease other small facilities that we use as offices for our sales and office personnel. These facilities are not material to our business or operations.

Legal Proceedings
New York State v. Sirius XM Radio Inc.   On December 20, 2023, the People of the State of New York, by Letitia James, Attorney General of the State of New York (the NY AG), filed a Petition in the Supreme Court of the State of New York, New York County, against Sirius XM Radio. The Petition alleges various violations of New York law and the federal Restore Online Shoppers’ Confidence Act (ROSCA) arising out of subscription cancellation practices. In general, the Petition alleges that Sirius XM Radio requires consumers to devote an excessive amount of time to cancel subscriptions and have not implemented cancellation processes that are simple and efficient.
The Petition claims to be brought under certain provisions of New York law that authorize the NY AG to initiate special proceedings seeking injunctive and other equitable relief in cases of persistent business fraud or illegality. The Petition seeks: a permanent injunction against violating provisions of New York law and ROSCA arising out of the alleged deceptive practices associated with our subscription cancellation procedures; an accounting of each consumer who cancelled, or sought to cancel, a satellite radio subscription, including the duration of the cancel interaction and the funds collected from such consumers after that interaction; monetary restitution and damages to aggrieved consumers; disgorgement of all profits resulting from the alleged improper acts; civil penalties; and the NY AG’s costs.
In March 2024, Sirius XM Radio filed its Answer to the Petition which was supported by various factual declarations and asserts affirmative defenses to the allegations contained in the Petition. In connection with the Answer, Sirius XM Radio cross moved for summary judgment with respect to various claims asserted in the Petition. In April 2024, the NY AG filed its responsive pleadings in support of the Petition and in opposition to Sirius XM Radio’s cross motion for summary judgment. In May 2024, Sirius XM Radio filed further opposition to the Petition, and a reply in support of its cross-motion. The Petition and Sirius XM Radio’s cross-motion are now fully submitted. The parties have jointly requested that the Court set oral argument; the Court has yet to act upon that request.
Sirius XM Radio believes it has substantial defenses to the action and intends to defend this action vigorously.
U.S. Music Royalty Fee Actions and Mass Arbitrations.   A number of class actions and mass arbitrations have been commenced against Sirius XM Radio relating to its pricing, billing and subscription marketing practices. Although each class action and mass arbitration contains unique allegations, in general, the actions and arbitrations allege that Sirius XM Radio falsely advertised its music subscription plans at lower prices than it actually charges, that it allegedly did not disclose its “U.S. Music Royalty Fee”, and that Sirius XM Radio has taken other actions to prevent customers from discovering the existence, amount and nature of the U.S. Music Royalty Fee in violation of various state consumer protection laws.
The plaintiffs and claimants seek to enjoin Sirius XM Radio from advertising its music subscription plans without more specifically disclosing the existence and amount of the U.S. Music Royalty Fee. The plaintiffs and claimants also seek disgorgement, restitution and/or damages in the aggregate amount of U.S Music Royalty Fees paid by customers, as well as statutory and punitive damages where available.
To date, the actions and arbitrations filed against Sirius XM Radio include:
•
On April 14, 2023, Ayana Stevenson and David Ambrose, individually, as private attorneys general, and on behalf of all other California persons similarly situated, filed a class action complaint against Sirius XM Radio in the Superior Court of the State of California, County of Contra Costa. The case was removed to the United States District Court for the Northern District of California, which issued an Order on November 9, 2023 granting Sirius XM Radio’s Motion to Compel Arbitration and dismissed the complaint. Plaintiffs appealed the Court’s granting of the Motion, and Sirius XM Radio cross-appealed the Court’s dismissal in lieu of the issuance of a stay pending arbitration. The appeal and cross-appeal have been dismissed leaving the District Court’s order compelling arbitration in place.

•
On May 17, 2023, Robyn Posternock, Muriel Salters and Philip Munning, individually, as private attorneys general, and on behalf of all other New Jersey persons similarly situated, filed a class action complaint against Sirius XM Radio in the United States District Court for the District of New

Jersey. Sirius XM Radio filed a Motion to Compel Arbitration on August 18, 2023. Sirius XM Radio renewed that motion on June 14, 2024 and the renewed motion remains pending.
•
On June 5, 2023, Christopher Carovillano and Steven Brandt, individually, as private attorneys general, and on behalf of all other U.S. persons similarly situated (excluding persons in the states of California, New Jersey and Washington), filed a class action complaint against Sirius XM Radio in the United States District Court for the Southern District of New York. On February 6, 2024, the Court issued an Order denying Sirius XM Radio’s Motion to Dismiss and Sirius XM Radio filed an Answer to the complaint on February 20, 2024. On May 24, 2024, Sirius XM Radio filed a Motion for Partial Summary Judgment and to Strike Class Allegations. That motion is fully briefed and Sirius XM Radio has requested oral argument on the motion. No oral argument has been set.

•
On June 1, 2024, Elenamarie Burns, Jacqueline Gardner, and Lynne Silver filed a petition on behalf of 7,628 individuals in the Commercial Division of the Supreme Court of New York, County of New York, seeking to compel Sirius XM Radio to arbitrate and advance the payment of American Arbitration Association (the AAA) arbitration fees in connection with individual arbitrations. On July 3, 2024, those petitioners filed an amended petition seeking the same relief on behalf of a revised list of 7,628 petitioners. The Court has not taken any action in connection with the amended petition.

•
On June 14, 2024, Kara Kirkpatrick, Gillian Maxfield, Anna Demarco and Cody Michael, individually and on behalf of all other Oregon persons similarly situated, filed a class action complaint against Sirius XM Radio in the United States District Court for the District of Oregon.

•
On June 21, 2024, Cindy Balmores, Justin Braswell, Deborah Garvin, and Thea Anderson, individually, as private attorneys general, and on behalf of all other Washington persons similarly situated, filed a class action complaint against Sirius XM Radio in the United States District Court for the Western District of Washington.

•
On June 25, 2024, Denise Woods and Sherry Tapia, individually, as private attorneys general, and on behalf of all other California persons similarly situated, filed a class action complaint against Sirius XM Radio in the United States District Court for the Northern District of California. On July 3, 2024, plaintiffs filed an administrative motion to relate this case to the earlier filed Stevenson case.

•
On June 26, 2024, Bonnie Wilson, individually and on behalf of all other U.S. persons similarly situated, filed a class action complaint against Sirius XM Radio in the United States District Court for the Southern District of New York.

•
Commencing in June 2023, various law firms began filing mass arbitration claims against Sirius XM Radio before the AAA. Collectively, the law firms purport to act on behalf of approximately 70,000 claimants.

•
Several of the law firms have asserted additional causes of action under the Electronic Funds Transfer Act.

Sirius XM Radio believes it has substantial defenses to the claims asserted in these actions and arbitrations, and it intends to defend these actions vigorously.
Other Matters.   In the ordinary course of business, we are a defendant in various other lawsuits and arbitration proceedings, including derivative actions; actions filed by subscribers, both on behalf of themselves and on a class action basis; former employees; parties to contracts or leases; and owners of patents, trademarks, copyrights or other intellectual property. None of these other matters, in our opinion, is likely to have a material adverse effect on our business, financial condition or results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of New Sirius
The following discussion and analysis provides information concerning Liberty Sirius XM Holdings’ results of operations and financial condition. This discussion should be read in conjunction with Liberty Sirius XM Holdings’ accompanying combined financial statements and the notes thereto. All amounts referenced in this section are in millions, except subscriber amounts are in thousands and per subscriber and per installation amounts are in ones, unless otherwise stated.
Executive Summary
On December 11, 2023, Liberty Media entered into definitive agreements, which were amended on June 16, 2024, subject to the terms thereof, to effect the Split-Off. The Exchange Ratio will be calculated prior to the effective time of the redemption and is estimated to be approximately 0.83 of a share of New Sirius Common Stock per one share of Liberty SiriusXM Common Stock. New Sirius will be comprised of certain businesses, assets and liabilities attributed to the Liberty SiriusXM Group (“Liberty SiriusXM Group”), which, as of March 31, 2024, include Liberty Media’s approximate 83% interest in Sirius XM Holdings, corporate cash, Liberty Media’s 3.75% Convertible Senior Notes due 2028, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation secured by shares of Sirius XM Holdings common stock incurred by a wholly-owned special purpose subsidiary of Liberty Media (the “Sirius XM Holdings Margin Loan”).
Liberty Media acquired a controlling interest in Sirius XM Holdings on January 18, 2013 and applied purchase accounting and consolidated the results of Sirius XM Holdings from that date. The results presented below include the impacts of acquisition accounting adjustments in all periods presented.
On November 1, 2021, Liberty Media entered into an exchange agreement with certain counterparties to acquire an aggregate of 43,658,800 shares of Sirius XM Holdings common stock in exchange for the issuance by Liberty Media to the counterparties of an aggregate of 5,347,320 shares of Series A Liberty SiriusXM common stock. Following the closing of the exchange on November 3, 2021, Liberty Media and Sirius XM Holdings became members of the same consolidated federal income tax group. The tax sharing agreement with Sirius XM Holdings, dated February 1, 2021, governs the allocation of consolidated and combined tax liabilities and sets forth agreements with respect to other tax matters.
Also on November 1, 2021, Sirius XM Holdings entered into (i) an agreement with Liberty Media whereby Liberty Media agreed not to effect any merger with Sirius XM Holdings pursuant to Section 253 of the General Corporation Law of the State of Delaware (or any successor to such statute) without obtaining the prior approval of the Special Committee (or any successor special committee of Sirius XM Holdings’ independent and disinterested directors) and (ii) an agreement regarding certain tax matters relating to the exchange. Each of these agreements was negotiated by the Special Committee with Liberty Media.
As of March 31, 2024, there was an approximate 17% noncontrolling interest in Sirius XM Holdings, and the net earnings (loss) of Sirius XM Holdings attributable to such noncontrolling interest was eliminated through the noncontrolling interest line item in the accompanying combined statement of operations. Sirius XM Holdings is a separate publicly traded company and additional information about Sirius XM Holdings can be obtained through its website and its public filings, which are incorporated by reference herein.
Any references to the “Company,” “we,” “us,” or “ours” refers to New Sirius and its consolidated subsidiaries following the Transactions for this section only.
Sirius XM Holdings operates two complementary audio entertainment businesses — one of which it refers to as “Sirius XM” and the second of which it refers to as “Pandora and Off-platform.”
Sirius XM
The Sirius XM business features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the United States on a subscription fee basis. Sirius XM’s packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through Sirius XM Holdings’ two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Satellite radios are primarily distributed through automakers, retailers and Sirius XM Holdings’ website. The Sirius XM service is also available through an in-car user interface, called “360L,” that combines Sirius XM Holdings’ satellite and streaming services into a single, cohesive in-vehicle entertainment experience.
The primary source of revenue from the Sirius XM business is subscription fees, with most of its customers subscribing to monthly, quarterly, semi-annual or annual plans. Sirius XM Holdings also derives revenue from advertising on select non-music channels, which is sold under the SiriusXM Media brand, direct sales of our satellite radios and accessories, and other ancillary services. As of March 31, 2024, the Sirius XM business had approximately 33.4 million subscribers.
In addition to the audio entertainment businesses, Sirius XM Holdings provides connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. Sirius XM Holdings also offers a suite of data services that includes graphical weather and fuel prices, a traffic information service, and real-time weather services in boats and airplanes.
Sirius XM holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. (“Sirius XM Canada”). Sirius XM Canada’s subscribers are not included in our subscriber count or subscriber-based operating metrics.
Pandora and Off-platform
The Pandora and Off-platform business operates a music, comedy and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists, podcasts as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). As of March 31, 2024, Pandora had approximately 45.0 million monthly active users and 5.9 million subscribers.
The majority of revenue from Pandora is generated from advertising on Pandora’s ad-supported radio service which is sold under the SiriusXM Media brand. Pandora also derives subscription revenue from its Pandora Plus and Pandora Premium subscribers.
Sirius XM Holdings also sells advertising on other audio platforms and in widely distributed podcasts, which it considers to be off-platform services. Sirius XM Holdings has an arrangement with SoundCloud Holdings, LLC (“SoundCloud”) to be its exclusive ad sales representative in the US and certain European countries and offer advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. It also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz Inc., Sirius XM Holdings provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and podcast monetization solutions.
Results of Operations — March 31, 2024 and 2023
Set forth below are our results of operations for the three months ended March 31, 2024 compared with the three months ended March 31, 2023. The results of operations are presented for each of our reporting segments for revenue and cost of services and on a combined basis for all other items.

	For the Three Months Ended March 31,		2024 vs 2023 Change
			Three Months
(in millions)	2024	2023	Amount	%
Revenue
Sirius XM:
Subscriber revenue	$1,547	$1,563	$(16)	(1)%
Advertising revenue	40	41	(1)	(2)%
Equipment revenue	50	46	4	9%
Other revenue	30	32	(2)	(6)%
Total Sirius XM revenue	1,667	1,682	(15)	(1)%
Pandora and Off-platform:
Subscriber revenue	133	128	5	4%
Advertising revenue	362	334	28	8%
Total Pandora and Off-platform revenue	495	462	33	7%
Total revenue	2,162	2,144	18	1%
Cost of services
Sirius XM:
Revenue share and royalties	395	390	5	1%
Programming and content	140	135	5	4%
Customer service and billing	97	103	(6)	(6)%
Transmission	50	41	9	22%
Cost of equipment	2	3	(1)	(33)%
Total Sirius XM cost of services	684	672	12	2%
Pandora and Off-platform:
Revenue share and royalties	308	310	(2)	(1)%
Programming and content	17	15	2	13%
Customer service and billing	19	19	—	—%
Transmission	9	8	1	13%
Total Pandora and Off-platform cost of services	353	352	1	—%
Total cost of services	1,037	1,024	13	1%
Subscriber acquisition costs	90	90	—	—%
Sales and marketing	229	224	5	2%
Engineering, design and development	86	79	7	9%
General and administrative	124	161	(37)	(23)%
Depreciation and amortization	155	161	(6)	(4)%
Impairment, restructuring and acquisition costs	32	32	—	—%
Total operating expenses	1,753	1,771	(18)	(1)%
Income from operations	409	373	36	10%
Other (expense) income:
Interest expense	(129)	(134)	5	4%
Other income (expense), net	29	59	(30)	nm
Total other expense	(100)	(75)	(25)	(33)%
Income before income taxes	309	298	11	4%
Income tax expense	(68)	(68)	—	—%
Net income	$241	$230	$11	5%

nm — not meaningful

Sirius XM Revenue
Sirius XM Subscriber Revenue includes fees charged for self-pay and paid promotional subscriptions, U.S. Music Royalty Fees and other ancillary fees.
For the three months ended March 31, 2024 and 2023, subscriber revenue was $1,547 and $1,563, respectively, a decrease of 1%, or $16. The decrease was primarily driven by a reduction in self-pay revenue resulting from a decline in average subscribers and a reduction in paid promotional revenue resulting from lower overall rates from automakers offering paid promotional subscriptions; partially offset by an increase in ARPU.
We expect subscriber revenues to decrease due to a decrease in average subscribers as well as a decline in the average price of our subscriptions.
Sirius XM Advertising Revenue includes the sale of advertising on Sirius XM’s non-music channels.
For the three months ended March 31, 2024 and 2023, advertising revenue was $40 and $41, respectively, a decrease of 2%, or $1. Lower revenue earned on entertainment channels was partially offset by higher revenue earned on sports channels.
We expect our Sirius XM advertising revenue to increase as we continue to promote our brand and as a result of co-selling initiatives among our brands and platforms.
Sirius XM Equipment Revenue includes revenue and royalties from the sale of satellite radios, components and accessories.
For the three months ended March 31, 2024 and 2023, equipment revenue was $50 and $46, respectively, an increase of 9%, or $4. The increase was driven by increased chipset production.
We expect equipment revenue to decrease as we transition to our next generation chipset at higher costs partially offset by increased production.
Sirius XM Other Revenue includes service and advisory revenue from Sirius XM Canada, revenue from our connected vehicle services, and ancillary revenues.
For the three months ended March 31, 2024 and 2023, other revenue was $30 and $32, respectively, a decrease of 6%, or $2. The decrease was primarily driven by lower royalty revenue from Sirius XM Canada.
We expect other revenue to continue to decrease primarily due to lower revenue from Sirius XM Canada and our connected vehicle services.
Pandora and Off-platform Revenue
Pandora and Off-platform Subscriber Revenue includes fees charged for Pandora Plus and Pandora Premium.
For the three months ended March 31, 2024 and 2023, Pandora and Off-platform subscriber revenue was $133 and $128, respectively, an increase of 4%, or $5. The increase was driven by a rate increase on Pandora Plus, partially offset by a decline in the subscriber base.
We expect Pandora and Off-platform subscriber revenues to remain relatively flat as higher ARPU is anticipated to be offset by a lower subscriber base.
Pandora and Off-platform Advertising Revenue is generated primarily from audio, display and video advertising from on-platform and off-platform advertising.
For the three months ended March 31, 2024 and 2023, Pandora and Off-platform advertising revenue was $362 and $334, respectively, an increase of 8%, or $28. The increase was primarily driven by higher podcasting revenue as well as higher sell-through on the Pandora ad-supported service.
We expect Pandora and Off-platform advertising revenue to increase due to growth in podcast and programmatic revenue.

Total Revenue
Total Revenue for the three months ended March 31, 2024 and 2023 was $2,162 and $2,144, respectively, an increase of 1%, or $18.
Sirius XM Cost of Services
Sirius XM Cost of Services includes revenue share and royalties, programming and content, customer service and billing, and transmission expenses.
Sirius XM Revenue Share and Royalties include royalties for transmitting content, including streaming royalties, as well as automaker, content provider and advertising revenue share.
For the three months ended March 31, 2024 and 2023, revenue share and royalties were $395 and $390, respectively, an increase of 1%, or $5, and increased as a percentage of total Sirius XM revenue. The increase was driven by higher web streaming royalty rates.
We expect our Sirius XM revenue share and royalty costs to remain relatively flat as higher royalty rates under the statutory webcasting license resulting from increases in the Consumer Price Index are anticipated to be offset by lower eligible subscription revenue.
Sirius XM Programming and Content includes costs to acquire, create, promote and produce content. We have entered into various agreements with third parties for music and non-music programming that require us to pay license fees and other amounts.
For the three months ended March 31, 2024 and 2023, programming and content expenses were $140 and $135, respectively, an increase of 4%, or $5, and increased as a percentage of total Sirius XM revenue. The increase was primarily driven by higher license fees and personnel-related costs.
We expect our Sirius XM programming and content expenses to remain relatively flat.
Sirius XM Customer Service and Billing includes costs associated with the operation and management of internal and third-party customer service centers, and our subscriber management systems as well as billing and collection costs, bad debt expense, and transaction fees.
For the three months ended March 31, 2024 and 2023, customer service and billing expenses were $97 and $103, respectively, a decrease of 6%, or $6, and decreased as a percentage of total Sirius XM revenue. The decrease was primarily driven by lower call center and personnel-related costs.
We expect our Sirius XM customer service and billing expenses to decline due to lower call center and personnel-related costs.
Sirius XM Transmission consists of costs associated with the operation and maintenance of our terrestrial repeater networks; satellites; satellite telemetry, tracking and control systems; satellite uplink facilities; studios; and delivery of our Internet and 360L streaming and connected vehicle services.
For the three months ended March 31, 2024 and 2023, transmission expenses were $50 and $41, respectively, an increase of 22%, or $9, and increased as a percentage of total Sirius XM revenue. The increase was primarily driven by higher hosting costs associated with our streaming platform.
We expect our Sirius XM transmission expenses to increase as costs associated with consumers using our new platforms rise and investments in internet streaming grow.
Sirius XM Cost of Equipment includes costs from the sale of satellite radios, components and accessories and provisions for inventory allowance attributable to products purchased for resale in our direct to consumer distribution channels.
For the three months ended March 31, 2024 and 2023, cost of equipment was $2 and $3, respectively, a decrease of 33%, or $1, and decreased as a percentage of total Sirius XM revenue. The decrease was driven by fewer sales and lower shipping costs.
We expect our Sirius XM cost of equipment to decrease as sales of our satellite radios decline.

Pandora and Off-platform Cost of Services
Pandora and Off-platform Cost of Services includes revenue share and royalties, programming and content, customer service and billing, and transmission expenses.
Pandora and Off-platform Revenue Share and Royalties includes licensing fees paid for streaming music or other content costs related to podcasts as well as revenue share paid to third party ad servers. We make payments to third party ad servers for the period the advertising impressions are delivered or click-through actions occur, and accordingly, we record this as a cost of service in the related period.
For the three months ended March 31, 2024 and 2023, revenue share and royalties were $308 and $310, respectively, a decrease of 1%, or $2, and decreased as a percentage of total Pandora and Off-platform revenue. The decrease was primarily due to lower royalty expense due to a decline in listener hours and streaming plays.
We expect our Pandora and Off-platform revenue share and royalties to increase with the growth in our podcast revenue and higher royalty rates from increases in the Consumer Price Index.
Pandora and Off-platform Programming and Content includes costs to produce live listener events and promote content.
For the three months ended March 31, 2024 and 2023, programming and content expenses were $17 and $15, respectively, an increase of 13%, or $2, and increased as a percentage of total Pandora and Off-platform revenue. The increase was primarily attributable to higher live event costs.
We expect our Pandora and Off-platform programming and content costs to decrease due to lower personnel-related costs.
Pandora and Off-platform Customer Service and Billing includes transaction fees on subscription purchases through mobile app stores and bad debt expense.
For each of the three months ended March 31, 2024 and 2023, customer service and billing expenses were $19, but decreased as a percentage of total Pandora and Off-platform revenue. Transaction fees, personnel-related costs, and bad debt expense remained flat.
We expect our Pandora and Off-platform customer service and billing costs to decrease driven by lower expected bad debt expense.
Pandora and Off-platform Transmission includes costs associated with content streaming, maintaining our streaming radio and on-demand subscription services and creating and serving advertisements through third-party ad servers.
For the three months ended March 31, 2024 and 2023, transmission expenses were $9 and $8, respectively, an increase of 13%, or $1, and increased as a percentage of total Pandora and Off-platform revenue. The increase was driven by slightly higher bandwidth costs.
We expect our Pandora and Off-platform transmission costs to increase due to higher hosting costs, partially offset by lower personnel-related costs.
Operating Costs
Subscriber Acquisition Costs are costs associated with our satellite radio service and include hardware subsidies paid to radio manufacturers, distributors and automakers; subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; product warranty obligations; and freight. The majority of subscriber acquisition costs are incurred and expensed in advance of acquiring a subscriber. Subscriber acquisition costs do not include advertising costs, marketing, loyalty payments to distributors and dealers of satellite radios or revenue share payments to automakers and retailers of satellite radios.
For each of the three months ended March 31, 2024 and 2023, subscriber acquisition costs were $90, but decreased as a percentage of total revenue. Lower commission and hardware subsidy rates were offset by higher hardware subsidies driven by installations, which grew due to increased production by automakers.

We expect subscriber acquisition costs to fluctuate with automaker installations. We intend to continue to offer subsidies and other incentives to induce automakers to include our technology in their vehicles.
Sales and Marketing includes costs for marketing, advertising, media and production, including promotional events and sponsorships; cooperative and artist marketing; and personnel related costs including salaries, commissions, and sales support. Marketing costs include expenses related to direct mail, outbound telemarketing, email communications, social media, television and streaming performance media, and third party promotional offers.
For the three months ended March 31, 2024 and 2023, sales and marketing expenses were $229 and $224, respectively, an increase of 2%, or $5, and increased as a percentage of total revenue. The increase was primarily due to an increase in brand and content marketing.
We anticipate that sales and marketing expenses to decline primarily due to lower personnel-related costs driven by cost optimization efforts implemented in 2023 and 2024.
Engineering, Design and Development consists primarily of compensation and related costs to develop chipsets and new products and services, including streaming and connected vehicle services, research and development for broadcast information systems and the design and development costs to incorporate Sirius XM radios into new vehicles manufactured by automakers.
For the three months ended March 31, 2024 and 2023, engineering, design and development expenses were $86 and $79, respectively, an increase of 9%, or $7, and increased as a percentage of total revenue. The increase was driven by higher personnel-related and cloud hosting costs.
We anticipate engineering, design and development expenses to remain relatively flat.
General and Administrative primarily consists of compensation and related costs for personnel and facilities, and includes costs related to our finance, legal, human resources and information technologies departments.
For the three months ended March 31, 2024 and 2023, general and administrative expenses were $124 and $161, respectively, a decrease of 23%, or $37, and decreased as a percentage of total revenue. The decrease was primarily driven by lower personnel-related costs as well as lower legal costs resulting from litigation insurance recoveries and reduced legal reserves.
We expect our general and administrative expenses to decrease due to lower legal costs in addition to insurance recoveries associated with litigation as well as lower personnel-related costs driven by cost optimization efforts implemented in 2023 and 2024.
Depreciation and Amortization represents the recognition in earnings of the cost of assets used in operations, including our satellite constellations, property, equipment and intangible assets, over their estimated service lives.
For the three months ended March 31, 2024 and 2023, depreciation and amortization expense was $155 and $161, respectively. The decrease was primarily due to the retirement of a satellite during the three months ended March 31, 2023, partially offset by an increase in capitalized software and hardware.
Impairment, Restructuring and Acquisition Costs represents impairment charges, associated with the carrying amount of an asset exceeding the asset’s fair value, restructuring expenses associated with the abandonment of certain leased office spaces as well as employee severance charges associated with organizational changes, and acquisition costs and costs associated with the Transaction.
For the three months ended March 31, 2024 and 2023, impairment, restructuring and acquisition costs were $32 and $32, respectively. During the three months ended March 31, 2024, we recorded costs associated with the Transactions of $19, a charge of $12 associated with severance and other employee costs, and impairments, primarily related to terminated software projects of $1. During the three months ended March 31, 2023, we recorded a charge of $23 associated with severance and other employee costs and $9 primarily related to a vacated office space.

Other (Expense) Income
Interest Expense includes interest on outstanding debt.
For the three months ended March 31, 2024 and 2023, interest expense was $129 and $134, respectively. The decrease was driven by a lower average outstanding debt balance, partially offset by higher interest rates on the Sirius XM Holdings Margin Loan and Sirius XM Holding’s Senior Secured Revolving Credit Facility (the “Credit Facility”).
Other Income (Expense), Net primarily includes realized and unrealized gains and losses from our debt measured at fair value, bond hedges, Deferred Compensation Plan and other investments, intergroup interests, interest and dividend income, our share of the income or loss from equity investments, and transaction costs related to non-operating investments.
For the three months ended March 31, 2024 and 2023, other income (expense), net was $29 and $59, respectively. The change was driven by a decrease in unrealized gains on debt measured at fair value during the three months ended March 31, 2024 as compared to the three months ended March 31, 2023 and gains on the intergroup interests recognized during the three months ended March 31, 2023, partially offset by unrealized losses associated with the bond hedges recognized during the three months ended March 31, 2023. During 2023, the intergroup interests were settled and the bond hedges expired.
Income Taxes
Income Tax Expense includes the change in our deferred tax assets, current federal and state tax expenses, and foreign withholding taxes.
For both the three months ended March 31, 2024 and 2023 income tax expense was $68.
Our effective tax rate for the three months ended March 31, 2024 and 2023 was 22.0% and 22.8%, respectively. The effective tax rate for each of the three months ended March 31, 2024 and March 31, 2023 was negatively impacted by shortfalls related to share-based compensation.
Results of Operations — Years Ended December 31, 2023, 2022 and 2021
Set forth below are our results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022 and the year ended December 31, 2022 compared with the year ended December 31, 2021. The results of operations are presented for each of our reporting segments for revenue and cost of services and on a combined basis for all other items.

	For the Years Ended December 31,			2023 vs 2022 Change		2022 vs 2021 Change
(in millions)	2023	2022	2021	Amount	%	Amount	%
Revenue
Sirius XM:
Subscriber revenue	$6,342	$6,370	$6,084	$(28)	—%	$286	5%
Advertising revenue	169	196	188	(27)	(14)%	8	4%
Equipment revenue	193	189	201	4	2%	(12)	(6)%
Other revenue	136	150	151	(14)	(9)%	(1)	(1)%
Total Sirius XM revenue	6,840	6,905	6,624	(65)	(1)%	281	4%
Pandora and Off-platform:
Subscriber revenue	524	522	530	2	—%	(8)	(2)%
Advertising revenue	1,589	1,576	1,542	13	1%	34	2%
Total Pandora and Off-platform revenue	2,113	2,098	2,072	15	1%	26	1%
Total revenue	8,953	9,003	8,696	(50)	(1)%	307	4%
Cost of services
Sirius XM:
Revenue share and royalties	1,603	1,552	1,532	51	3%	20	1%
Programming and content	549	546	511	3	1%	35	7%
Customer service and billing	393	415	415	(22)	(5)%	—	—%
Transmission	171	158	159	13	8%	(1)	(1)%
Cost of equipment	14	13	18	1	8%	(5)	(28)%
Total Sirius XM cost of services	2,730	2,684	2,635	46	2%	49	2%
Pandora and Off-platform:
Revenue share and royalties	1,292	1,250	1,140	42	3%	110	10%
Programming and content	69	58	48	11	19%	10	21%
Customer service and billing	83	82	86	1	1%	(4)	(5)%
Transmission	35	56	59	(21)	(38)%	(3)	(5)%
Total Pandora and Off-platform cost of services	1,479	1,446	1,333	33	2%	113	8%
Total cost of services	4,209	4,130	3,968	79	2%	162	4%
Subscriber acquisition costs	359	352	325	7	2%	27	8%
Sales and marketing	931	1,075	1,056	(144)	(13)%	19	2%
Engineering, design and development	322	285	265	37	13%	20	8%
General and administrative	608	563	542	45	8%	21	4%
Depreciation and amortization	624	611	603	13	2%	8	1%
Impairment, restructuring and acquisition costs	92	68	20	24	35%	48	nm
Total operating expenses	7,145	7,084	6,779	61	1%	305	4%
Income from operations	1,808	1,919	1,917	(111)	(6)%	2	—%
Other (expense) income:
Interest expense	(534)	(503)	(481)	(31)	(6)%	(22)	(5)%
Loss on extinguishment of debt	—	—	(83)	—	nm	83	nm
Other income (expense), net	(64)	70	186	(134)	nm	(116)	nm
Total other expense	(598)	(433)	(378)	(165)	(38)%	(55)	(15)%
Income before income taxes	1,210	1,486	1,539	(276)	(19)%	(53)	(3)%
Income tax expense	(222)	(368)	(201)	146	40%	(167)	(83)%
Net income	$988	$1,118	$1,338	$(130)	(12)%	$(220)	(16)%

nm — not meaningful

Sirius XM Revenue
Sirius XM Subscriber Revenue includes fees charged for self-pay and paid promotional subscriptions, U.S. Music Royalty Fees and other ancillary fees.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, subscriber revenue was $6,342 and $6,370, respectively, a decrease of less than 1%, or $28. The decrease was primarily driven by a reduction in paid promotional revenue resulting from lower overall rates from automakers offering paid promotional subscriptions and lower revenue generated from our connected vehicle services, partially offset by an increase in self-pay revenue.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, subscriber revenue was $6,370 and $6,084, respectively, an increase of 5%, or $286. The increase was primarily driven by growth in our ARPU of 6% and in our self-pay subscriber base of 1% driving higher self-pay revenue and U.S. Music Royalty Fees, partially offset by lower revenue generated from automakers offering paid promotional subscriptions.

We expect subscriber revenues to decrease based on the mix of our subscriber base and a decline in the average price of our subscriptions.
Sirius XM Advertising Revenue includes the sale of advertising on Sirius XM’s non-music channels.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, advertising revenue was $169 and $196, respectively, a decrease of 14%, or $27. The decrease was due to a decline in the number of spots sold and aired, primarily on news and entertainment channels.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, advertising revenue was $196 and $188, respectively, an increase of 4%, or $8. The increase was due to a greater number of spots sold and aired primarily on sports and news channels.

We expect our Sirius XM advertising revenue to grow as we improve monetization opportunities through SiriusXM Media, our advertising sales group.
Sirius XM Equipment Revenue includes revenue and royalties from the sale of satellite radios, components and accessories.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, equipment revenue was $193 and $189, respectively, an increase of 2%, or $4. The increase was driven by higher chipset production driven by an increase in OEM demand, partially offset by lower royalty rates.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, equipment revenue was $189 and $201, respectively, a decrease of 6%, or $12. The decrease was driven by lower royalties due to supplier cost increases related to the semiconductor supply shortages as well as lower radio sales; partially offset by higher chipset production driven by an increase in OEM demand.

We expect equipment revenue to decrease due to the transition to our next generation chipset at higher costs.
Sirius XM Other Revenue includes service and advisory revenue from Sirius XM Canada, revenue from our connected vehicle services, and ancillary revenues.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, other revenue was $136 and $150, respectively, a decrease of 9%, or $14. The decrease was primarily driven by lower royalty revenue generated by Sirius XM Canada and our connected vehicle services.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, other revenue was $150 and $151, respectively, a decrease of 1%, or $1. The decrease was primarily driven by lower revenue generated from our connected vehicle services, partially offset by higher revenue generated from Sirius XM Canada.

We expect other revenue to decline as revenue generated by Sirius XM Canada and from our connected vehicle services decrease.

Pandora and Off-platform Revenue
Pandora and Off-platform Subscriber Revenue includes fees charged for Pandora Plus, Pandora Premium, Stitcher and Simplecast subscriptions.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, Pandora and Off-platform subscriber revenue was $524 and $522, respectively, an increase of less than 1%, or $2. The increase was primarily driven by a rate increase on Pandora Plus, partially offset by a decline in the subscriber base.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, Pandora and Off-platform subscriber revenue was $522 and $530, respectively, a decrease of 2%, or $8. The decrease was primarily driven by the decline in Pandora’s subscriber base.

We expect Pandora and Off-platform subscriber revenues to remain flat.
Pandora and Off-platform Advertising Revenue is generated primarily from audio, display and video advertising from on-platform and off-platform advertising.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, Pandora and Off-platform advertising revenue was $1,589 and $1,576, respectively, an increase of 1%, or $13. The increase was primarily driven by higher podcasting revenue, partially offset by lower sell-through on the Pandora ad-supported service.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, Pandora and Off-platform advertising revenue was $1,576 and $1,542, respectively, an increase of 2%, or $34. The increase was primarily driven by additional revenue generated by our Off-platform and podcast businesses, partially offset by a decline in on-platform revenue.

We expect Pandora and Off-platform advertising revenue to increase driven by growth in our Off-platform and podcast businesses.
Total Revenue
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2023 vs. 2022: Total Revenue for the years ended December 31, 2023 and 2022 was $8,953 and $9,003, respectively, a decrease of 1%, or $50.

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2022 vs. 2021: Total Revenue for the years ended December 31, 2022 and 2021 was $9,003 and $8,696, respectively, an increase of 4%, or $307.

Sirius XM Cost of Services
Sirius XM Cost of Services includes revenue share and royalties, programming and content, customer service and billing and transmission expenses.
Sirius XM Revenue Share and Royalties include royalties for transmitting content, including streaming royalties, as well as automaker, content provider and advertising revenue share.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, revenue share and royalties were $1,603 and $1,552, respectively, an increase of 3%, or $51, and increased as a percentage of total Sirius XM revenue. The increase was driven by higher web streaming royalty rates as well as the expiration of certain licenses covering pre-1972 sound recordings.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, revenue share and royalties were $1,552 and $1,532, respectively, an increase of 1%, or $20, but decreased as a percentage of total Sirius XM revenue. The increase was driven by overall greater revenues subject to revenue share.

We expect our Sirius XM revenue share and royalty costs to remain relatively flat as higher royalty rates under the statutory webcasting license resulting from increases in the Consumer Price Index are anticipated to be offset by lower eligible subscription revenue.

Sirius XM Programming and Content includes costs to acquire, create, promote and produce content. We have entered into various agreements with third parties for music and non-music programming that require us to pay license fees and other amounts.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, programming and content expenses were $549 and $546, respectively, an increase of 1%, or $3, and increased as a percentage of total Sirius XM revenue. The increase was driven by higher content licensing costs.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, programming and content expenses were $546 and $511, respectively, an increase of 7%, or $35, and increased as a percentage of total Sirius XM revenue. The increase was driven by higher content licensing costs.

We expect our Sirius XM programming and content expenses to remain flat as additional programming offerings are offset by expiring agreements.
Sirius XM Customer Service and Billing includes costs associated with the operation and management of internal and third party customer service centers, and our subscriber management systems as well as billing and collection costs, bad debt expense, and transaction fees.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, customer service and billing expenses were $393 and $415, respectively, a decrease of 5%, or $22, and decreased as a percentage of total Sirius XM revenue. The decrease was primarily driven by lower call center and personnel-related costs, partially offset by higher transaction costs.

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2022 vs. 2021: For both the years ended December 31, 2022 and 2021, customer service and billing expenses were $415 and decreased as a percentage of total Sirius XM revenue. Higher transaction costs and bad debt expense resulting from a higher self-pay subscriber base were offset by lower call center costs.

We expect our Sirius XM customer service and billing expenses to decrease driven by lower call center costs as a result of efficiencies from our investment in our digital platform.
Sirius XM Transmission consists of costs associated with the operation and maintenance of our terrestrial repeater networks; satellites; satellite telemetry, tracking and control systems; satellite uplink facilities; studios; and delivery of our Internet and 360L streaming and connected vehicle services.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, transmission expenses were $171 and $158, respectively, an increase of 8%, or $13, and increased as a percentage of total Sirius XM revenue. The increase was primarily driven by higher costs associated with our 360L platform and streaming.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, transmission expenses were $158 and $159, respectively, a decrease of 1%, or $1, and decreased as a percentage of total Sirius XM revenue. The decrease was primarily driven by lower wireless costs, partially offset by costs associated with consumers using our 360L platform.

We expect our Sirius XM transmission expenses to increase as costs associated with consumers using our 360L platform rise and investments in streaming grow.
Sirius XM Cost of Equipment includes costs from the sale of satellite radios, components and accessories and provisions for inventory allowance attributable to products purchased for resale in our direct to consumer distribution channels.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, cost of equipment was $14 and $13, respectively, an increase of 8%, or $1, and increased as a percentage of equipment revenue. The increase was driven by higher inventory write downs.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, cost of equipment was $13 and $18, respectively, a decrease of 28%, or $5, and decreased as a percentage of equipment revenue. The decrease was driven by lower component and accessories sales.

We expect our Sirius XM cost of equipment to decrease as aftermarket sales decline.

Pandora and Off-platform Cost of Services
Pandora and Off-platform Cost of Services includes revenue share and royalties, programming and content, customer service and billing, and transmission expenses.
Pandora and Off-platform Revenue Share and Royalties includes licensing fees paid for streaming music or other content related to podcasts as well as revenue share paid to third party ad servers. We make payments to third party ad servers for the period the advertising impressions are delivered or click-through actions occur, and accordingly, we record this as a cost of service in the related period.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, revenue share and royalties were $1,292 and $1,250, respectively, an increase of 3%, or $42, and increased as a percentage of total Pandora and Off-platform revenue. The increase was primarily due to higher podcast revenue share driven by growth in podcast advertising revenue as well as higher royalty expense due to costs related to an increase in certain web streaming royalty rates.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, revenue share and royalties were $1,250 and $1,140, respectively, an increase of 10%, or $110, and increased as a percentage of total Pandora revenue. The increase was primarily due to costs related to the acquisition of rights to sell advertising in certain podcasts.

We expect our Pandora and Off-platform revenue share and royalties to increase based on a variety of music-related factors, including higher royalty rates under the statutory webcasting license, and additional costs associated with our podcast distribution agreements.
Pandora and Off-platform Programming and Content includes costs to produce, license and promote podcast content and live listener events.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, programming and content expenses were $69 and $58, respectively, an increase of 19%, or $11, and increased as a percentage of total Pandora revenue. The increase was primarily attributable to higher podcast license fees and live event costs, partially offset by lower personnel-related costs.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, programming and content expenses were $58 and $48, respectively, an increase of 21%, or $10, and increased as a percentage of total Pandora revenue. The increase was primarily attributable to higher personnel-related costs.

We expect our Pandora and Off-platform programming and content costs to remain flat as lower personnel-related costs are offset by additional programming and live listener events and promotions.
Pandora and Off-platform Customer Service and Billing includes transaction fees on subscription purchases through mobile app stores and bad debt expense.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, customer service and billing expenses were $83 and $82, respectively, an increase of 1%, or $1, and increased as a percentage of total Pandora revenue. The increase was primarily driven by higher bad debt expense, partially offset by lower transaction fees.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, customer service and billing expenses were $82 and $86, respectively, a decrease of 5%, or $4, and decreased as a percentage of total Pandora revenue. The decrease was primarily driven by lower transaction fees.

We expect our Pandora and Off-platform customer service and billing costs to decrease with declines in the Pandora subscriber base.
Pandora and Off-platform Transmission includes costs associated with content streaming, maintaining our streaming radio and on-demand subscription services and creating and serving advertisements through third-party ad servers.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, transmission expenses were $35 and $56, respectively, a decrease of 38%, or $21, and decreased as a percentage of total Pandora revenue.

The decrease was primarily driven by lower colocation and personnel-related costs as well as lower streaming costs resulting from a decline in listener hours.
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2022 vs. 2021: For the years ended December 31, 2022 and 2021, transmission expenses were $56 and $59, respectively, a decrease of 5%, or $3, and decreased as a percentage of total Pandora revenue. The decrease was primarily driven by lower personnel-related costs.

We expect our Pandora and Off-platform transmission costs to increase as a result of an increase in Off-platform advertising driving higher data costs.
Operating Costs
Subscriber Acquisition Costs are costs associated with our satellite radio service and include hardware subsidies paid to radio manufacturers, distributors and automakers; subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; product warranty obligations; and freight. The majority of subscriber acquisition costs are incurred and expensed in advance of acquiring a subscriber. Subscriber acquisition costs do not include advertising costs, marketing, loyalty payments to distributors and dealers of satellite radios or revenue share payments to automakers and retailers of satellite radios.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, subscriber acquisition costs were $359 and $352, respectively, an increase of 2%, or $7, and increased as a percentage of total revenue. The increase was driven by higher hardware subsidies driven by installations, which grew due to increased production by automakers, partially offset by lower commission and hardware subsidy rates.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, subscriber acquisition costs were $352 and $325, respectively, an increase of 8%, or $27, and increased as a percentage of total revenue. The increase was driven by OEM installations which grew 10%, compared to the prior year.

We expect subscriber acquisition costs to fluctuate with OEM installations. We intend to continue to offer subsidies and other incentives to induce OEMs to include our technology in their vehicles.
Sales and Marketing includes costs for marketing, advertising, media and production, including promotional events and sponsorships; cooperative and artist marketing; and personnel related costs including salaries, commissions, and sales support. Marketing costs include expenses related to direct mail, outbound telemarketing, email communications, social media, television and performance media.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, sales and marketing expenses were $931 and $1,075, respectively, a decrease of 13%, or $144, but decreased as a percentage of total revenue. The decrease was primarily due to a decrease in streaming marketing and marketing to support our brands as well as lower personnel-related costs.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, sales and marketing expenses were $1,075 and $1,056, respectively, an increase of 2%, or $19, but decreased as a percentage of total revenue. The decrease was primarily due to additional investments in advertising and marketing to support our brands and streaming marketing expenditures.

We anticipate that sales and marketing expenses will remain flat based on current levels of direct marketing, performance media, and brand marketing spend associated with acquiring and retaining listeners and subscribers.
Engineering, Design and Development consists primarily of compensation and related costs to develop chipsets and new products and services, including streaming and connected vehicle services, research and development for broadcast information systems and the design and development costs to incorporate Sirius XM radios into new vehicles manufactured by automakers.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, engineering, design and development expenses were $322 and $285, respectively, an increase of 13%, or $37, and increased as a percentage of total revenue. The increase was driven primarily by higher cloud hosting and personnel-related costs.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, engineering, design and development expenses were $285 and $265, respectively, an increase of 8%, or $20, and increased as a percentage of total revenue. The increase was driven primarily by higher cloud hosting costs as well as higher personnel-related costs.

We expect engineering, design and development expenses to decrease in future periods as we capitalize more investments as we continue to develop our infrastructure, products and services.
General and Administrative primarily consists of compensation and related costs for personnel and facilities, and include costs related to our finance, legal, human resources and information technologies departments.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, general and administrative expenses were $608 and $563, respectively, an increase of 8%, or $45, and increased as a percentage of total revenue. The increase was primarily driven by increased legal costs, including amounts associated with the settlement of certain litigation matters of $31 as well as higher personnel-related benefits attributed to our Deferred Compensation Plan.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, general and administrative expenses were $563 and $542, respectively, an increase of 4%, or $21, and increased as a percentage of total revenue. The increase was primarily driven by higher legal, data center, and consulting costs, partially offset by lower personnel-related costs.

We expect our general and administrative expenses to decrease driven by a decline in personnel-related and legal costs.
Depreciation and Amortization represents the recognition in earnings of the cost of assets used in operations, including our satellite constellations, property, equipment and intangible assets, over their estimated service lives.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, depreciation and amortization expense was $624 and $611, respectively, an increase of 2%, or $13, and increased as a percentage of total revenue. The increase was driven by the accelerated end of life of certain software as well as increases in capitalized software and hardware, partially offset by lower amortization expense related to our intangible assets.

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2022 vs. 2021: For the years ended December 31, 2022 and 2021, depreciation and amortization expense was $611 and $603, respectively, an increase of 1%, or $8, but decreased as a percentage of total revenue. The increase was driven by the addition of software that was developed and placed in service.

Impairment, Restructuring and Acquisition Costs represents impairment charges, net of insurance recoveries, associated with the carrying amount of an asset exceeding the asset’s fair value, restructuring expenses associated with the abandonment of certain leased office spaces, acquisition costs and costs associated with the Transactions.
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2023 vs. 2022: For the years ended December 31, 2023 and 2022, impairment, restructuring, and acquisition costs were $92 and $68, respectively. During 2023, we recorded a charge of $34 primarily related to severance and other related costs, costs associated with the Transactions of $26, impairments primarily related to terminated software projects of $15, vacated office space impairments of $12, accrued expenses of $3 for which we will not recognize any future economic benefit, and a cost-method investment impairment of $2. During 2022, we recorded an impairment of $43 associated with terminated software projects, $16 related to certain vacated office spaces, $5 in connection with furniture and equipment located at the impaired office spaces, and $6 related to personnel severance as well as acquisition related costs of $2, partially offset by $4 from the gain on sale of real estate.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, impairment, restructuring, and acquisition costs were $68 and $20, respectively. During 2021, we recorded restructuring costs of $25 resulting from the termination of leased office space and $12 related to acquisition costs, partially offset by the reversal of a liability related to the Stitcher acquisition.

Other Income (Expense)
Interest Expense includes interest on outstanding debt.
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, interest expense was $534 and $503, respectively, an increase of 6%, or $31. The increase was primarily driven by higher rates driven by the Credit Facility and Incremental Term Loan, partially offset by a lower average outstanding debt balance.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, interest expense was $503 and $481, respectively, an increase of 5%, or $22. The increase was primarily driven by increases in interest rates on the Sirius XM Holdings Margin Loan.

Loss on Extinguishment of Debt includes losses incurred as a result of the redemption of certain debt.
There were no losses on extinguishment of debt for the years ended December 31, 2023 and 2022. The loss on extinguishment of debt of $83 recorded in 2021 was due to the redemption of $1,000 principal amount of Sirius XM’s 3.875% Senior Notes due 2022, $1,500 principal amount of Sirius XM’s 4.625% Senior Notes due 2024, and $1,000 principal amount of Sirius XM’s 5.375% Senior Notes due 2026.
Other Income (Expense), Net primarily includes realized and unrealized gains and losses from our debt measured at fair value, bond hedges, Deferred Compensation Plan and other investments, intergroup interests, interest and dividend income, our share of the income or loss from equity investments, and transaction costs related to non-operating investments.
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, other income (expense), net was $(64) and $70, respectively. The decrease in other income, net was primarily driven by an increase in unrealized losses associated with debt measured at fair value, partially offset by a decrease in unrealized losses associated with bond hedges and an increase in the fair value of the intergroup interests prior to settlement.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, other income (expense), net was $70 and $186, respectively. The decrease in other income, net was primarily driven by an increase in unrealized losses associated with the bond hedges, a decrease in the fair value of the intergroup interests and a decrease in unrealized gains on equity securities, partially offset by an increase in unrealized gains on debt measured at fair value.

Income Taxes
Income Tax Expense includes the change in our deferred tax assets, current federal and state tax expenses, and foreign withholding taxes.
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, income tax expense was $222 and $368, respectively, and our effective tax rate was 18.3% and 24.8%, respectively.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, income tax expense was $368 and $201, respectively, and our effective tax rate was 24.8% and 13.1%, respectively.

Our effective tax rate of 18.3% for the year ended December 31, 2023 was primarily impacted by benefits related to research and development and certain other credits, partially offset by federal and state income tax expense. Our effective tax rate of 24.8% for the year ended December 31, 2022 was primarily impacted by federal and state income tax expense as well as an increase in the valuation allowance, partially offset by a benefit related to research and development and certain other credits. Our effective tax rate of 13.1% for the year ended December 31, 2021 was primarily impacted by federal and state income tax expense, partially offset by the settlement of state income tax audits at Sirius XM Holdings as well as a benefit related to research and development and certain other credits.
Key Financial and Operating Performance Metrics
In this section, we present certain financial performance measures, some of which are presented as Non-GAAP items, which include free cash flow and adjusted EBITDA. We also present certain operating performance measures. Our adjusted EBITDA excludes the impact of share-based payment expense. Additionally, when applicable, our adjusted EBITDA metric excludes the effect of significant items that do not relate to the on-going performance of our business. We use these Non-GAAP financial and operating performance measures to manage our business, to set operational goals and as a basis for determining performance-based compensation for our employees. See the accompanying Glossary for more details and for the reconciliation to the most directly comparable GAAP measure (where applicable).
We believe these Non-GAAP financial and operating performance measures provide useful information to investors regarding our financial condition and results of operations. We believe these Non-GAAP financial and operating performance measures may be useful to investors in evaluating our core trends because they provide a more direct view of our underlying costs. We believe investors may use our adjusted EBITDA to estimate our current enterprise value and to make investment decisions. We believe free cash flow provides useful supplemental information to investors regarding our cash available for future subscriber acquisitions and capital expenditures, to repurchase or retire debt, to acquire other companies and our ability to return capital to stockholders. By providing these Non-GAAP financial and operating performance measures, together with the reconciliations to the most directly comparable GAAP measure (where applicable), we believe we are enhancing investors’ understanding of our business and our results of operations.
Our Non-GAAP financial measures should be viewed in addition to, and not as an alternative for or superior to, our reported results prepared in accordance with GAAP. In addition, our Non-GAAP financial measures may not be comparable to similarly-titled measures by other companies. Please refer to the Glossary for a further discussion of such Non-GAAP financial and operating performance measures and reconciliations to the most directly comparable GAAP measure (where applicable). Subscribers and subscription related revenues and expenses associated with our connected vehicle services and Sirius XM Canada are not included in Sirius XM’s subscriber count or subscriber-based operating metrics. Subscribers to Cloud Cover are not included in Pandora’s subscriber count.
Set forth below are our subscriber balances as of March 31, 2024 compared to March 31, 2023.
	As of March 31,		2024 vs 2023 Change
(subscribers in thousands)	2024	2023	Amount	%
Sirius XM
Self-pay subscribers	31,583	32,040	(457)	(1)%
Paid promotional subscribers	1,847	1,984	(137)	(7)%
Ending subscribers	33,430	34,024	(594)	(2)%
Sirius XM Canada subscribers	2,600	2,587	13	1%
Pandora and Off-platform
Monthly active users – all services	45,023	46,663	(1,640)	(4)%
Self-pay subscribers	5,944	6,222	(278)	(4)%

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The following table contains our Non-GAAP financial and operating performance measures which are based on our adjusted results of operations for the three months ended March 31, 2024 and 2023.
	For the Three Months Ended March 31,		2024 vs 2023 Change
			Three Months
(subscribers in thousands)	2024	2023	Amount	%
Sirius XM
Self-pay subscribers	(359)	(347)	(12)	(3)%
Paid promotional subscribers	(86)	66	(152)	(230)%
Net additions	(445)	(281)	(164)	(58)%
Weighted average number of subscribers	33,549	34,114	(565)	(2)%

	For the Three Months Ended March 31,		2024 vs 2023 Change
			Three Months
(subscribers in thousands)	2024	2023	Amount	%
Average self-pay monthly churn	1.7%	1.6%	0.1%	6%
ARPU(1)	$15.36	$15.29	$0.07	nm
SAC, per installation	$12.50	$14.39	$(1.89)	(13)%
Pandora and Off-platform
Self-pay subscribers	(64)	7	(71)	nm
Net additions	(64)	7	(71)	nm
Weighted average number of subscribers	5,959	6,203	(244)	(4)%
Ad supported listener hours (in billions)	2.49	2.59	(0.10)	(4)%
Advertising revenue per thousand listener hours (RPM)	$90.88	$85.09	$5.79	7%
Total Company
Adjusted EBITDA	$644	$614	$30	5%
Free cash flow	$88	$115	$(27)	(23)%

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(1)
ARPU for Sirius XM excludes subscriber revenue from our connected vehicle services of $41 and $39 for the three months ended March 31, 2024 and 2023, respectively.

Sirius XM
Subscribers. At March 31, 2024, Sirius XM had approximately 33,430 subscribers, a decrease of 594, from the approximately 34,024 subscribers as of March 31, 2023. Our self-pay subscriber base declined as a result of lower vehicle conversion rates and higher vehicle related churn, and we saw a decrease in paid promotional subscribers as certain automakers transitioned from paid promotional subscriptions to unpaid.
For the three months ended March 31, 2024 and 2023, net subscriber additions were (445) and (281), respectively, a decrease of 164. Paid promotional net additions decreased 152 as certain automakers transitioned from paid promotional subscriptions to unpaid. Self-pay net additions decreased 12 primarily due to higher vehicle-related churn, and lower conversion rates, partially offset by higher new and used trial conversion opportunities.
Sirius XM Canada Subscribers. At March 31, 2024, Sirius XM Canada had approximately 2,600 subscribers, an increase of 13, or 1%, from the approximately 2,587 Sirius XM Canada subscribers as of March 31, 2023.
Average Self-pay Monthly Churn is derived by dividing the monthly average of self-pay deactivations for the period by the average number of self-pay subscribers for the period. (See accompanying Glossary for more details.)
For the three months ended March 31, 2024 and 2023, our average self-pay monthly churn rate was 1.7% and 1.6%, respectively. The increase was primarily driven by higher vehicle related churn.
ARPU is derived from total earned Sirius XM subscriber revenue (excluding revenue derived from our connected vehicle services) and net advertising revenue, divided by the number of months in the period, divided by the daily weighted average number of subscribers for the period. (See the accompanying Glossary for more details.)
For the three months ended March 31, 2024 and 2023, ARPU was $15.36 and $15.29, respectively. The increase was driven by increases in certain subscription rates, partially offset by an increase in subscribers on promotional and streaming-only self-pay subscription plans and a reduction in rates associated with paid promotional plans from automakers.

SAC, Per Installation, is derived from subscriber acquisition costs and margins from the sale of radios, components and accessories (excluding connected vehicle services), divided by the number of satellite radio installations in new vehicles and shipments of aftermarket radios for the period. (See the accompanying Glossary for more details.)
For the three months ended March 31, 2024 and 2023, SAC, per installation, was $12.50 and $14.39, respectively. The decrease was driven by a decrease in chipset costs and change in the mix of automakers including satellite radios in their vehicles.
Pandora and Off-platform
Monthly Active Users. At March 31, 2024, Pandora had approximately 45,023 monthly active users, a decrease of 1,640 monthly active users, or 4%, from the 46,663 monthly active users as of March 31, 2023. The decrease in monthly active users was driven by churn and a decline in the number of new users.
Subscribers. At March 31, 2024, Pandora had approximately 5,944 subscribers, a decrease of 278, or 4%, from the approximately 6,222 subscribers as of March 31, 2023.
For the three months ended March 31, 2024 and 2023, net subscriber additions were (64) and 7, respectively. The decrease in ending subscribers was driven by decreases in trial starts and lower retention due to certain price increases.
Ad supported listener hours are a key indicator of our Pandora business and the engagement of our Pandora listeners. We include ad supported listener hours related to Pandora’s non-music content offerings in the definition of listener hours.
For the three months ended March 31, 2024 and 2023, ad supported listener hours were 2,485 and 2,586, respectively, a decrease of 4%, or 101. The decrease in ad supported listener hours was primarily driven by the decline in monthly active users, partially offset by increased hours per active user.
RPM is a key indicator of our ability to monetize advertising inventory created by our listener hours on the Pandora services. Ad RPM is calculated by dividing advertising revenue by the number of thousands of listener hours of our Pandora advertising-based service.
For the three months ended March 31, 2024 and 2023, RPM was $90.88 and $85.09, respectively. The increase was driven by growth in programmatic demand.
Total Company
Adjusted EBITDA. Adjusted EBITDA is defined as net income before interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA excludes the impact of other expense (income), loss on extinguishment of debt, impairment, restructuring and acquisition costs, other non-cash charges such as share-based payment expense, and legal settlements and reserves (if applicable). (See the accompanying Glossary for a reconciliation to GAAP and for more details.)
For the three months ended March 31, 2024 and 2023, adjusted EBITDA was $644 and $614, respectively, an increase of 5%, or 30. The increase was primarily driven by higher advertising revenue and lower general and administrative expenses partially offset by lower subscriber revenue.
Free Cash Flow includes cash provided by operations, net of additions to property and equipment, and restricted and other investment activity. (See the accompanying Glossary for a reconciliation to GAAP and for more details.)
For the three months ended March 31, 2024 and 2023, free cash flow was $88 and $115, respectively, a decrease of 23%, or $27. The decrease was primarily driven by higher content and other vendor payments, partially offset by lower capital expenditures and higher cash receipts.
Set forth below are our subscriber balances as of December 31, 2023 compared to December 31, 2022 and as of December 31, 2022 compared to December 31, 2021.

	As of December 31,			2023 vs 2022 Change		2022 vs 2021 Change
(subscribers in thousands)	2023	2022	2021	Amount	%	Amount	%
Sirius XM
Self-pay subscribers	31,942	32,387	32,039	(445)	(1)%	348	1%
Paid promotional subscribers	1,933	1,918	1,994	15	1%	(76)	(4)%
Ending subscribers	33,875	34,305	34,033	(430)	(1)%	272	1%
Sirius XM Canada subscribers	2,629	2,567	2,517	62	2%	50	2%
Pandora and Off-platform
Monthly active users – all services	46,026	47,638	52,275	(1,612)	(3)%	(4,637)	(9)%
Self-pay subscribers	6,008	6,215	6,324	(207)	(3)%	(109)	(2)%
Paid promotional subscribers	—	—	69	—	nm	(69)	(100)%
Ending subscribers	6,008	6,215	6,393	(207)	(3)%	(178)	(3)%

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The following table contains our Non-GAAP financial and operating performance measures which are based on our adjusted results of operations for the years ended December 31, 2023, 2022 and 2021.
	For the Years Ended December 31,			2023 vs 2022 Change		2022 vs 2021 Change
(subscribers in thousands)	2023	2022	2021	Amount	%	Amount	%
Sirius XM
Self-pay subscribers	(445)	348	1,152	(793)	(228)%	(804)	(70)%
Paid promotional subscribers	15	(76)	(1,833)	91	120%	1,757	96%
Net additions	(430)	272	(681)	(702)	nm	953	nm
Weighted average number of subscribers	33,993	34,039	34,345	(46)	—%	(306)	(1)%
Average self-pay monthly churn	1.6%	1.5%	1.6%	0.1%	7%	(0.1)%	(6)%
ARPU(1)	$15.56	$15.63	$14.76	$(0.07)	—%	$0.87	6%
SAC, per installation	$13.18	$14.32	$12.58	$(1.14)	(8)%	$1.74	14%
Pandora and Off-platform
Self-pay subscribers	(207)	(109)	45	(98)	nm	(154)	nm
Paid promotional subscribers	—	(69)	7	69	nm	(76)	nm
Net additions	(207)	(178)	52	(29)	16%	(230)	nm
Weighted average number of subscribers	6,169	6,308	6,487	(139)	(2)%	(179)	(3)%
Ad supported listener hours (in billions)	10.48	10.88	11.55	(0.40)	(4)%	(0.67)	(6)%
Advertising revenue per thousand listener hours (RPM)	$99.39	$101.19	$102.74	$(1.80)	(2)%	$(1.55)	(2)%
Total Company
Adjusted EBITDA	$2,758	$2,807	$2,755	$(49)	(2)%	$52	2%
Free cash flow	$1,182	$1,556	$1,743	$(374)	(24)%	$(187)	(11)%

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(1)
ARPU for Sirius XM excludes subscriber revenue from our connected vehicle services of $161, $182 and $190 for the years ended December 31, 2023, 2022 and 2021, respectively.

Sirius XM
Subscribers.   At December 31, 2023, we had approximately 33,875 subscribers, a decrease of approximately 430 subscribers, or 1%, from the approximately 34,305 subscribers as of December 31, 2022. The decrease was due to a decrease in our self-pay subscriber base resulting from lower vehicle conversion rates, and higher vehicle related churn.
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, net subscriber additions were (430) and 272, respectively, a decrease of 702. Self-pay net additions decreased as a result of lower new and used vehicle conversion rates, unfavorable vehicle related churn and lower streaming net additions, partially offset by lower non-pay churn and higher OEM volumes. Paid promotional net additions increased as a result of higher vehicle sales.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, net subscriber additions were 272 and (681), respectively, an increase of 953. The increase was driven by paid promotional net additions, which remained negative, but increased compared to the prior year due to certain developments experienced during the first half of 2021, including the impact of the semiconductor supply shortage as well as a shift to free trials at certain automakers. Self-pay net additions decreased driven by a lower trial funnel and lower vehicle conversion rates, partially offset by lower voluntary churn as well as growth in streaming net additions.

Sirius XM Canada Subscribers.   At December 31, 2023, Sirius XM Canada had approximately 2,629 subscribers, an increase of 62, or 2%, from the approximately 2,567 Sirius XM Canada subscribers as of December 31, 2022.
Average Self-pay Monthly Churn is derived by dividing the monthly average of self-pay deactivations for the period by the average number of self-pay subscribers for the period. (See accompanying Glossary for more details.)
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, our average self-pay monthly churn rate was 1.6% and 1.5%, respectively. The increase was driven by higher vehicle related churn, partially offset by lower non-pay churn.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, our average self-pay monthly churn rate was 1.5% and 1.6%, respectively. The decrease was driven by lower voluntary and vehicle related churn.

ARPU is derived from total earned subscriber revenue (excluding revenue derived from our connected vehicle services) and net advertising revenue, divided by the number of months in the period, divided by the daily weighted average number of subscribers for the period. (See the accompanying Glossary for more details.)
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, ARPU was $15.56 and $15.63, respectively. The decrease was driven by an increase in subscribers on promotional and streaming-only self-pay subscription plans, a reduction in rates associated with paid promotional plans from automakers as well as lower advertising revenue; partially offset by increases in certain subscription rates.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, ARPU was $15.63 and $14.76, respectively. The increase was driven by increases in certain subscription rates, partially offset by the impact of the mix of promotional plans.

SAC, Per Installation, is derived from subscriber acquisition costs less margins from the sale of radios, components and accessories (excluding connected vehicle services), divided by the number of satellite radio installations in new vehicles and shipments of aftermarket radios for the period. (See the accompanying Glossary for more details.)
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, SAC, per installation, was $13.18 and $14.32, respectively. The decrease was driven by a change in the mix of OEMs.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, SAC, per installation, was $14.32 and $12.58, respectively. The increase was driven by higher OEM hardware subsidy rates combined with a change in the mix of OEMs and higher chipset costs due to the semiconductor supply shortages.

Pandora and Off-platform
Monthly Active Users.   At December 31, 2023, Pandora had approximately 46,026 monthly active users, a decrease of 1,612 monthly active users, or 3%, from the 47,638 monthly active users as of December 31, 2022. The decrease in monthly active users was driven by an increase in ad-supported listener churn and a decline in the number of new users.
Subscribers.   At December 31, 2023, Pandora had approximately 6,008 subscribers, a decrease of 207, or 3%, from the approximately 6,215 subscribers as of December 31, 2022.
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, net subscriber additions were (207) and (178), respectively, a decrease of 16% or 29. Net additions decreased as a result of decreases in trial starts and lower retention due to certain price increases.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, net subscriber additions were (178) and 52, respectively, a decrease of 230. Net additions decreased as a result of a decline in trial starts.

Ad supported listener hours are a key indicator of our Pandora business and the engagement of our Pandora listeners. We include ad supported listener hours related to Pandora’s non-radio content offerings in the definition of listener hours.
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, ad supported listener hours were 10.48 billion and 10.88 billion, respectively. The decrease in ad supported listener hours was primarily driven by the decline in monthly active users, partially offset by higher hours per active user.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, ad supported listener hours was 10.88 billion and 11.55 billion, respectively. The decrease in ad supported listener hours was primarily driven by the decline in monthly active users, partially offset by higher hours per active user.

RPM is a key indicator of our ability to monetize advertising inventory created by our listener hours on the Pandora services. RPM is calculated by dividing advertising revenue by the number of thousands of listener hours to our Pandora advertising-based service.
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, RPM was $99.39 and $101.19, respectively. The decrease was a result of a decline in sell-through of advertising spots.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, RPM was $101.19 and $102.74, respectively. The decrease was a result of a decline in sell-through.

Total Company
Adjusted EBITDA.   EBITDA is defined as net income before interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA excludes or adjusts for the impact of other expense (income), loss on extinguishment of debt, impairment, restructuring and acquisition costs, costs associated with the Transactions, other non-cash charges such as share-based payment expense, and legal settlements and reserves (if applicable). (See the accompanying Glossary for a reconciliation to GAAP and for more details.)
•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, adjusted EBITDA was $2,758 and $2,807, respectively, a decrease of 2%, or $49. The decrease was due to higher web royalty and podcast revenue share costs as well as lower overall revenue and increased corporate costs, partially offset by lower sales and marketing costs.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, adjusted EBITDA was $2,807 and $2,755, respectively, an increase of 2%, or $52. The increase was due to higher subscriber and advertising revenue, partially offset by higher revenue share and royalties, programming, subscriber acquisition costs, and increased corporate costs.

Free Cash Flow includes cash provided by operations, net of additions to property and equipment, and restricted and other investment activity. (See the accompanying Glossary for a reconciliation to GAAP and for more details.)

•
2023 vs. 2022: For the years ended December 31, 2023 and 2022, free cash flow was $1,182 and $1,556, respectively, a decrease of $374, or 24%. The decrease was driven by higher capital expenditures driven by satellite construction and investments in our products and technology platform as well as higher cash taxes paid in 2023 and an increase in interest payments in 2023.

•
2022 vs. 2021: For the years ended December 31, 2022 and 2021, free cash flow was $1,556 and $1,743, respectively, a decrease of $187, or 11%. The decrease was driven by satellite insurance recoveries in 2021, higher income tax payments in 2022, and an increase in interest payments in 2022; partially offset by an increase in cash received from customers in 2022.

Liquidity and Capital Resources
New Sirius has a controlling interest in Sirius XM Holdings which has significant cash flows provided by operating activities, although due to Sirius XM Holdings being a separate public company and the noncontrolling interest, we do not have ready access to its cash until the consummation of the proposed Split-Off.
The following table presents a summary of our cash flow activity for the three months ended March 31, 2024 compared with the three months ended March 31, 2023.
	For the Three Months Ended March 31,
(in millions)	2024	2023	2024 vs 2023
Net cash provided by operating activities	$264	$321	$(57)
Net cash used in investing activities	(354)	(242)	(112)
Net cash used in financing activities	(73)	(10)	(63)
Net (decrease) increase in cash, cash equivalents and restricted cash	(163)	69	(232)
Cash, cash equivalents and restricted cash at beginning of period	315	370	(55)
Cash, cash equivalents and restricted cash at end of period	$152	$439	$(287)
Cash Flows Provided by Operating Activities
Cash flows provided by operating activities decreased by $57 to $264 for the three months ended March 31, 2024 from $321 for the three months ended March 31, 2023.
Sirius XM Holdings’ largest source of cash provided by operating activities is cash generated by subscription and subscription-related revenues. Sirius XM Holdings also generates cash from the sale of advertising through the Pandora and Off-platform business, advertising on certain non-music channels on Sirius XM and the sale of satellite radios, components and accessories. Sirius XM Holdings’ primary uses of cash from operating activities include revenue share and royalty payments to distributors, programming and content providers, and payments to radio manufacturers, distributors and automakers. In addition, uses of cash from operating activities include payments to vendors to service, maintain and acquire listeners and subscribers, general corporate expenditures, and compensation and related costs.
Cash Flows Used in Investing Activities
Cash flows used in investing activities in the three months ended March 31, 2024 were primarily due to spending for capitalized software and hardware, the construction of satellites, and acquisitions of tax-effective investments for total cash consideration of $179. Cash flows used in investing activities in the three months ended March 31, 2023 were primarily due to spending for capitalized software and hardware, the construction of satellites and an acquisitions of tax-effective equity investments for total cash consideration of $39. Sirius XM Holdings spent $89 and $62 on capitalized software and hardware as well as $76 and $127 to construct satellites during the three months ended March 31, 2024 and 2023, respectively.
Cash Flows Used in Financing Activities
Cash flows used in financing activities consists of the issuance and repayment of long-term debt, Sirius XM Holdings’ purchase of its common stock under a share repurchase program, the payment of cash dividends and taxes paid in lieu of shares issued for stock-based compensation. Proceeds from long-term debt have been used to fund our operations, construct and launch new satellites, fund acquisitions, invest in other infrastructure improvements and purchase shares of Sirius XM Holdings common stock.
Cash flows used in financing activities in the three months ended March 31, 2024 were primarily due to the repayment of $267 of debt, partially offset by proceeds from debt borrowings of $230. The remaining cash flows used in financing activities related to taxes paid from net share settlements for stock-based compensation and dividends paid by subsidiary. Long-term debt proceeds and repayments are reported gross within the statement of cash flows and primarily relate to the Sirius XM Holdings Margin Loan and the Credit Facility.
Cash flows used in financing activities in the three months ended March 31, 2023 were primarily due to the repayment of $1,633 of debt and the purchase and retirement of shares of Sirius XM Holdings common stock under its repurchase program for $62, partially offset by proceeds from debt borrowings of $1,479, and settlement of intergroup interests of $202. Long-term debt proceeds and repayments are reported gross within the statement of cash flows and primarily relate to Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023, Liberty Media’s 3.75% Convertible Senior Notes due 2028, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, the Sirius XM Holdings Margin Loan, and the Credit Facility.
The following table presents a summary of our cash flow activity for the year ended December 31, 2023 compared with the years ended December 31, 2022 and 2021.
	For the Years Ended December 31,			2023 vs 2022	2022 vs 2021
(in millions)	2023	2022	2021
Net cash provided by operating activities	$1,829	$1,981	$1,910	$(152)	$71
Net cash used in investing activities	(696)	(493)	(64)	(203)	(429)
Net cash used in financing activities	(1,188)	(1,724)	(2,248)	536	524
Net decrease in cash, cash equivalents and restricted cash	(55)	(236)	(402)	181	166
Cash, cash equivalents and restricted cash at beginning of period	370	606	1,008	(236)	(402)
Cash, cash equivalents and restricted cash at end of period	$315	$370	$606	$(55)	$(236)
Cash Flows Provided by Operating Activities
Cash flows provided by operating activities decreased by $152 to $1,829 for the year ended December 31, 2023 from $1,981 for the year ended December 31, 2022. Cash flows provided by operating activities decreased by $71 to $1,981 for the year ended December 31, 2022 from $1,910 for the year ended December 31, 2021.
Sirius XM Holdings’ largest source of cash provided by operating activities is cash generated by subscription and subscription-related revenues. Sirius XM Holdings also generates cash from the sale of advertising through the Pandora and Off-platform business, advertising on certain non-music channels on Sirius XM and the sale of satellite radios, components and accessories. Sirius XM Holdings’ primary uses of cash from operating activities include revenue share and royalty payments to distributors, programming and content providers, and payments to radio manufacturers, distributors and automakers. In addition, uses of cash from operating activities include payments to vendors to service, maintain and acquire listeners and subscribers, general corporate expenditures, and compensation and related costs.
Cash Flows Used in Investing Activities
Cash flows used in investing activities in the year ended December 31, 2023 were primarily due to spending for capitalized software and hardware, the construction of satellites and acquisitions of tax-effective investments for total cash consideration of $50. Cash flows used in investing activities in the year ended December 31, 2022 were primarily due to spending for capitalized software and hardware, to construct satellites, and acquisitions for total cash consideration of $136, which were partially offset by the disposition of investments of $66. We spent $297 and $247 on capitalized software and hardware as well as $285 and $122 to construct satellites during the years ended December 31, 2023 and December 31, 2022, respectively. Cash flows used in investing activities in the year ended December 31, 2021 were primarily due to spending for capitalized software and hardware, and to construct a replacement satellite, partially offset by proceeds collected from satellite insurance policies associated with SXM-7 and disposition of investments of $177. We spent $247 and $238 on capitalized software and hardware as well as $122 and $93 to construct satellites during the years ended December 31, 2022 and 2021, respectively.
Cash Flows Used in Financing Activities
Cash flows used in financing activities consists of the issuance and repayment of long-term debt, Sirius XM Holdings’ purchase of its common stock, the settlement of intergroup interests, the payment of cash dividends and taxes paid in lieu of shares issued for stock-based compensation. Proceeds from long-term debt have been used to fund our operations, construct and launch new satellites, fund acquisitions, invest in other infrastructure improvements and purchase shares of Sirius XM Holdings’ common stock.
Cash flows used in financing activities in the year ended December 31, 2023 were primarily due to the repayment of $3,782 of debt and the purchase and retirement of shares of Sirius XM Holdings common stock under its repurchase program for $274, partially offset by proceeds from debt borrowings of $2,681 and settlement of intergroup interests of $273. Long-term debt proceeds and repayments are reported gross within the statement of cash flows and primarily relate to Pandora’s 1.75% Convertible Senior Notes due 2023, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023, Liberty Media’s 3.75% Convertible Senior Notes due 2028, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, the Sirius XM Holdings Margin Loan, and the Credit Facility.
Cash flows used in financing activities in the year ended December 31, 2022 were primarily due to the repayment of $2,639 of debt, distributions to Liberty Media of $1,043 and the purchase and retirement of shares of Sirius XM Holdings common stock under its repurchase program for $647, partially offset by proceeds from long-term borrowings of $2,900. Long-term borrowings proceeds and repayments are reported gross within the statement of cash flows and primarily relate to Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023, the Sirius XM Holdings Margin Loan, and the Credit Facility.
Cash flows used in financing activities in the year ended December 31, 2021 were primarily due to the repayment of $5,872 of debt, distributions to Liberty Media of $899 and the purchase and retirement of shares of Sirius XM Holdings common stock under its repurchase program for $1,523, partially offset by proceeds from long-term borrowings of $6,294. Long-term borrowings proceeds and repayments are reported gross within the statement of cash flows and primarily relate to Sirius XM’s 3.875% Senior Notes due 2031, the Sirius XM Holdings Margin Loan, Sirius XM’s 4.625% Senior Notes due 2024, Sirius XM’s 5.375% Senior Notes due 2026 and the Credit Facility.
Future Liquidity and Capital Resource Requirements
Based upon our current business plans, we expect to fund operating expenses, capital expenditures, including the construction of replacement satellites, working capital requirements, interest payments, taxes and scheduled maturities of our debt with existing cash, cash flow from operations and borrowings under the Credit Facility, Sirius XM Holdings Margin Loan and/or the issue of senior notes and/or debentures. As of March 31, 2024, New Sirius had $1,075 available under the Sirius XM Holdings Margin Loan and $1,720 available for future borrowing under the Credit Facility. We believe that we have sufficient cash and cash equivalents, as well as debt capacity, to cover our estimated short and long-term funding needs, including amounts to construct, launch and insure replacement satellites, as well as fund future stock repurchases, dividend payments and to pursue strategic opportunities.
Our ability to meet our debt and other obligations depends on our future operating performance and on economic, financial, competitive and other factors.
We regularly evaluate our business plans and strategy. These evaluations often result in changes to our business plans and strategy, some of which may be material and significantly change our cash requirements.

These changes in our business plans or strategy may include: the acquisition of unique or compelling programming; the development and introduction of new features or services; significant new or enhanced distribution arrangements; investments in infrastructure, such as satellites, equipment or radio spectrum; and acquisitions and investments, including acquisitions and investments that are not directly related to our existing business.
We may from time to time purchase our outstanding debt through open market purchases, privately negotiated transactions or otherwise. Purchases or retirement of debt, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
In connection with the Transactions, all loans outstanding, together with accrued interest and any additional amounts due under the Sirius XM Holdings Margin Loan, will be repaid and holders of Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 will have the right to require New Sirius to repurchase Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 at a purchase price equal to the adjusted principal amount plus accrued and unpaid interest. Sirius XM Radio has secured committed financing, in the amount of $1.1 billion, the proceeds of which are expected to be used to refinance Liberty Media’s 2.75% Exchangeable Notes due 2049 and the Sirius XM Holdings Margin Loan.
We have made, and expect to continue to make, certain tax-efficient investments in clean energy technologies, including, industrial carbon capture and storage. These investments will produce tax credits and related tax losses. Over the next seven years, we currently expect to generate more than $250 million in net-after tax cash benefit. The payments on these equity investments will be classified as investing activities from a cash flow perspective, while the tax credits and losses will benefit our federal cash taxes in operating activities.
Subsidiary Stock Repurchase Program
As of March 31, 2024, Sirius XM Holdings’ board of directors had approved for repurchase an aggregate of $18,000 of its common stock. Sirius XM Holdings’ board of directors did not establish an end date for this stock repurchase program. Shares of common stock may be purchased from time to time on the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, including transactions with Liberty and its affiliates, or otherwise. As of March 31, 2024, Sirius XM Holdings’ cumulative repurchases since December 2012 under its stock repurchase program totaled 3,731 shares for $16,834, and $1,166 remained available for future share repurchases under its stock repurchase program. During the three months ended March 31, 2024, Sirius XM Holdings did not repurchase any shares of its common stock.
Shares of Sirius XM Holdings’ common stock may be purchased from time to time on the open market and in privately negotiated transactions, including in accelerated stock repurchase transactions and transactions with Liberty Media and its affiliates. We intend to fund the additional repurchases through a combination of cash on hand, cash generated by operations and future borrowings. The size and timing of any purchases will be based on a number of factors, including price and business and market conditions.
On April 24, 2024, Sirius XM Holdings’ board of directors declared a quarterly dividend on Sirius XM Holdings’ common stock in the amount of $0.0266 per share of common stock payable on May 29, 2024 to stockholders of record as of the close of business on May 10, 2024.
Debt Covenants
The indentures governing Sirius XM’s senior notes and the agreements governing the Sirius XM Credit Facility and Sirius XM Holdings Margin Loan include restrictive covenants. The indentures governing the notes also contain covenants that, among other things, limit Sirius XM’s ability and the ability of its subsidiaries to create certain liens; enter into sale/leaseback transactions; and merge or consolidate. As of March 31, 2024, we were in compliance with such covenants. For a discussion of our “Debt Covenants,” refer to Note 11 to our unaudited combined financial statements.

Off-Balance Sheet Arrangements
We do not have any significant off-balance sheet arrangements other than those disclosed in Note 14 to our unaudited combined financial statements included in this proxy statement/notice/prospectus/information statement that are reasonably likely to have a material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Contractual Cash Commitments
For a discussion of our “Contractual Cash Commitments,” refer to Note 14 to our unaudited combined financial statements included in this proxy statement/notice/prospectus/information statement.
Related Party Transactions
For a discussion of “Related Party Transactions,” refer to Note 10 to our unaudited combined financial statements included in this proxy statement/notice/prospectus/information statement.
Critical Accounting Policies and Estimates
Our combined financial statements are prepared in accordance with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Accounting estimates require the use of significant management assumptions and judgments as to future events, and the effect of those events cannot be predicted with certainty. The accounting estimates will change as new events occur, more experience is acquired and more information is obtained. We evaluate and update our assumptions and estimates on an ongoing basis and use outside experts to assist in that evaluation when we deem necessary. We have identified all significant accounting policies in Note 2 to our audited combined financial statements included in this proxy statement/notice/prospectus/information statement.
Non-Financial Instrument Valuations.   Our non-financial instrument valuations are primarily comprised of our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, our annual assessment of the recoverability of our goodwill and other nonamortizable intangibles, such as trademarks, and our evaluation of the recoverability of our other long-lived assets upon certain triggering events. If the carrying value of our long-lived assets exceeds their estimated fair value, we are required to write the carrying value down to fair value. Any such writedown is included in Impairment, restructuring and acquisition costs in our combined statement of operations. Judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.
As of March 31, 2024, the intangible assets not subject to amortization for each of our reportable segments were as follows (amounts in millions):
	Goodwill	FCC Licenses	Trademarks	Total
Sirius XM	$14,250	$8,600	$930	$23,780
Pandora and Off-platform	959	—	312	1,271
Combined	$15,209	$8,600	$1,242	$25,051
We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, New Sirius reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. New Sirius considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, New Sirius also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, New Sirius performs the quantitative impairment test.
Useful Life of Broadcast/Transmission System.   Our satellite system includes the costs of our satellite construction, launch vehicles, launch insurance, capitalized interest, spare satellites, terrestrial repeater network and satellite uplink facilities. We monitor our satellites for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset is not recoverable.
We operate two in-orbit Sirius satellites, FM-5 and FM-6, which launched in 2009 and 2013, respectively, and estimate they will operate effectively through the end of their depreciable lives in 2024 and 2028, respectively.
We currently operate three in-orbit XM satellites, XM-3, XM-5 and SXM-8. Our XM-3 satellite was launched in 2005 and is used as an in-orbit spare and reached the end of its depreciable life in 2020. Our XM-5 satellite was launched in 2010 and is expected to reach the end of its depreciable life in 2025. Our SXM-8 satellite was launched in 2021 and is expected to reach the end of its depreciable life in 2036. Our SXM-8 satellite replaced our XM-3 satellite. We have entered into agreements for the design, construction and launch of four additional satellites, SXM-9, SXM-10, SXM-11 and SXM-12.
Our satellites have been designed to last fifteen-years. Our in-orbit satellites may experience component failures which could adversely affect their useful lives. We monitor the operating condition of our in-orbit satellites and if events or circumstances indicate that the depreciable lives of our in-orbit satellites have changed, we will modify the depreciable life accordingly. If we were to revise our estimates, our depreciation expense would change.
Income Taxes.   Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.
We assess the recoverability of deferred tax assets at each reporting date and, where applicable, a valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the deferred tax assets will not be realized. Our assessment includes an analysis of whether deferred tax assets will be realized in the ordinary course of operations based on the available positive and negative evidence, including the scheduling of deferred tax liabilities and forecasted income from operations. The underlying assumptions we use in forecasting future taxable income require significant judgment. In the event that actual income from operations differs from forecasted amounts, or if we change our estimates of forecasted income from operations, we could record additional charges or reduce allowances in order to adjust the carrying value of deferred tax assets to their realizable amount. Such adjustments could be material to our combined financial statements.
As of each of March 31, 2024 and December 31, 2023, we had a valuation allowance related to deferred tax assets of $88 that were not likely to be realized due to the timing of certain state net operating loss limitations.
ASC 740, Income Taxes, requires a company to first determine whether it is more likely than not that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. If the tax position is not more likely than not to be sustained, the gross amount of the unrecognized tax position will not be recorded in the financial statements but will be shown in tabular format within the uncertain income tax positions. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs due to the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the tax position has expired. A number of years may elapse before an uncertain tax position is effectively settled or until there is a lapse in the applicable statute of limitations. We record interest and penalties related to uncertain tax positions in Income tax expense in our combined statements of operations.
Glossary
Monthly active users — the number of distinct registered users on the Pandora services, including subscribers, which have consumed content within the trailing 30 days to the end of the final calendar month of the period. The number of monthly active users on the Pandora services may overstate the number of unique individuals who actively use our Pandora service, as one individual may use multiple accounts. To become a registered user on the Pandora services, a person must sign-up using an email address or access our service using a device with a unique identifier, which we use to create an account for our service.
Average self-pay monthly churn — for satellite-enabled subscriptions, the Sirius XM monthly average of self-pay deactivations for the period divided by the average number of self-pay subscribers for the period.
Adjusted EBITDA — EBITDA is defined as net income before interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA is a Non-GAAP financial measure that excludes or adjusts for the impact of other expense (income), loss on extinguishment of debt, impairment, restructuring and acquisition costs, costs associated with the Transactions, other non-cash charges such as share-based payment expense, and legal settlements and reserves (if applicable). Corporate costs of $6 and $10 for the three months ended March 31, 2024 and 2023, respectively, and $32, $26 and $15 for the years ended December 31, 2023, 2022 and 2021, respectively, have not been excluded from Adjusted EBITDA, however are considered non-recurring in nature. We believe adjusted EBITDA is a useful measure of the underlying trend of our operating performance, which provides useful information about our business apart from the costs associated with our capital structure and purchase price accounting. We believe investors find this Non-GAAP financial measure useful when analyzing our past operating performance with our current performance and comparing our operating performance to the performance of other communications, entertainment and media companies. We believe investors use adjusted EBITDA to estimate our current enterprise value and to make investment decisions. As a result of large capital investments in our satellite radio system, our results of operations reflect significant charges for depreciation expense. We believe the exclusion of share-based payment expense is useful as it is not directly related to the operational conditions of our business. We also believe the exclusion of the legal settlements and reserves, impairment, restructuring and acquisition related costs, to the extent they occur during the period, is useful as they are significant expenses not incurred as part of our normal operations for the period.
Adjusted EBITDA has certain limitations in that it does not take into account the impact to our combined statements of comprehensive income of certain expenses, including share-based payment expense. We endeavor to compensate for the limitations of the Non-GAAP measure presented by also providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the Non-GAAP measure. Investors that wish to compare and evaluate our operating results after giving effect for these costs should refer to net income as disclosed in our combined statements of comprehensive income. Since adjusted EBITDA is a Non-GAAP financial performance measure, our calculation of adjusted EBITDA may be susceptible to varying calculations; may not be comparable to other similarly titled measures of other companies; and should not be considered in isolation, as a substitute for, or superior to measures of financial performance prepared in accordance with GAAP. The reconciliation of net income to the adjusted EBITDA is calculated as follows:

	For the Three Months Ended March 31,		For the Years Ended December 31,
(in millions)	2024	2023	2023	2022	2021
Net income:	$241	$230	$988	$1,118	$1,338
Add back items excluded from Adjusted EBITDA:
Legal settlements and reserves	—	—	31	—	—
Impairment, restructuring and acquisition costs	32	32	92	68	20
Share-based payment expense(1)	48	48	203	209	215
Depreciation and amortization	155	161	624	611	603
Interest expense	129	134	534	503	481
(Gain)/loss on extinguishment of debt	—	—	—	—	83
Other (income) expense, net	(29)	(59)	64	(70)	(186)
Income tax expense	68	68	222	368	201
Adjusted EBITDA	$644	$614	$2,758	$2,807	$2,755

(1)
Allocation of share-based payment expense:

	For the Three Months Ended March 31,		For the Years Ended December 31,
(in millions)	2024	2023	2023	2022	2021
Programming and content	$9	$7	$34	$34	$33
Customer service and billing	1	1	5	6	6
Transmission	1	1	6	6	6
Sales and marketing	12	10	45	52	58
Engineering, design and development	12	11	46	39	36
General and administrative	13	18	67	72	76
Total share-based payment expense	$48	$48	$203	$209	$215
Free cash flow — is derived from cash flow provided by operating activities, net of additions to property and equipment and purchases of other investments. Free cash flow is a metric that our management and board of directors use to evaluate the cash generated by our operations, net of capital expenditures and other investment activity. In a capital intensive business, with significant investments in satellites, we look at our operating cash flow, net of these investing cash outflows, to determine cash available for future subscriber acquisition and capital expenditures, to repurchase or retire debt, to acquire other companies and to evaluate our ability to return capital to stockholders. We exclude from free cash flow certain items that do not relate to the on-going performance of our business, such as cash flows related to acquisitions, strategic and short-term investments, including tax efficient investments in clean energy as well as net loan activity with related parties and other equity investees. We believe free cash flow is an indicator of the long-term financial stability of our business. Free cash flow, which is reconciled to “Net cash provided by operating activities,” is a Non-GAAP financial measure. This measure can be calculated by deducting amounts under the captions “Additions to property and equipment” and deducting or adding Restricted and other investment activity from “Net cash provided by operating activities” from the combined statements of cash flows. Free cash flow should be used in conjunction with other GAAP financial performance measures and may not be comparable to free cash flow measures presented by other companies. Free cash flow should be viewed as a supplemental measure rather than an alternative measure of cash flows from operating activities, as determined in accordance with GAAP. Free cash flow is limited and does not represent remaining cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt maturities. We believe free cash flow provides useful supplemental information to investors regarding our current cash flow, along with other GAAP measures (such as cash flows from operating and investing activities), to determine our financial condition, and to compare our operating performance to other communications, entertainment and media companies. Free cash flow is calculated as follows:

	For the Three Months Ended March 31,		For the Years Ended December 31,
(in millions)	2024	2023	2023	2022	2021
Cash Flow information
Net cash provided by operating activities	$264	$321	$1,829	$1,981	$1,910
Net cash used in investing activities	(354)	(242)	(696)	(493)	$(64)
Net cash used in financing activities	(73)	(10)	(1,188)	(1,724)	$(2,248)
Free Cash Flow
Net cash provided by operating activities	264	321	1,829	1,981	$1,910
Additions to property and equipment	(174)	(205)	(650)	(426)	(388)
Purchases of other investments	(2)	(1)	3	1	(4)
Satellite insurance recoveries	—	—	—	—	225
Free cash flow(1)	$88	$115	$1,182	$1,556	$1,743

(1)
New Sirius’ free cash flow compared to Sirius XM Holdings’ free cash flow is impacted by the additional interest payments related to Liberty Media’s debt attributed to New Sirius as well as corporate costs.

ARPU — Sirius XM ARPU is derived from total earned subscriber revenue (excluding revenue associated with our connected vehicle services) and advertising revenue, divided by the number of months in the period, divided by the daily weighted average number of subscribers for the period.
Subscriber acquisition cost, per installation — or SAC, per installation, is derived from subscriber acquisition costs less margins from the sale of radios and accessories (excluding connected vehicle services), divided by the number of satellite radio installations in new vehicles and shipments of aftermarket radios for the period. SAC, per installation, is calculated as follows:
	For the Three Months Ended March 31,		For the Years Ended December 31,
(in millions)	2024	2023	2023	2022	2021
Subscriber acquisition costs, excluding connected vehicle services	$90	$90	$359	$352	$325
Less: margin from sales of radios and accessories, excluding connected vehicle services	(48)	(43)	(179)	(176)	(183)
	$42	$47	$180	$176	$142
Installations (in thousands)	3,397	3,334	13,640	12,270	11,174
SAC, per installation(a)	$12.50	$14.39	$13.18	$14.32	$12.58

(a)
Amounts may not recalculate due to rounding.

Ad supported listener hours — is based on the total bytes served over our Pandora advertising supported platforms for each track that is requested and served from our Pandora servers, as measured by our internal analytics systems, whether or not a listener listens to the entire track. For non-music content such as podcasts, episodes are divided into approximately track-length parts, which are treated as tracks. To the extent that third-party measurements of advertising hours are not calculated using a similar server-based approach, the third-party measurements may differ from our measurements.
RPM — is calculated by dividing advertising revenue, excluding AdsWizz and other off-platform revenue, by the number of thousands of listener hours on our Pandora advertising-based service.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.
We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity and (ii) issuing variable rate debt with appropriate maturities and interest rates. As of March 31, 2024, the Company had $1,160 million principal amount of variable rate debt with a weighted average interest rate of 7.1% and $9,910 million principal amount of fixed rate debt with a weighted average interest rate of 4.2%.

MANAGEMENT OF NEW SIRIUS FOLLOWING THE MERGER
The following section discusses the persons who are expected to serve as management of New Sirius immediately following the Merger, including its directors and its executive officers, as well as certain related matters as required by the rules and regulations of the SEC.
Directors
The directors of New Sirius from and after the Merger will be Mr. Hartenstein, Mr. Evan Malone, Mr. Meyer, Mr. Maffei, Ms. Procope, Mr. Rapino, Ms. Salen, Ms. Witz and Mr. Zaslav. At the Merger Effective Time, the New Sirius board of directors will be classified and divided into three classes, designated Class I, Class II and Class III, with each class initially consisting of three directors. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders held after the Merger Effective Time. Class II directors will initially serve for a term expiring at the second annual meeting of stockholders held after the Merger Effective Time. Class III directors will initially serve for a term expiring at the third annual meeting of stockholders held after the Merger Effective Time. The New Sirius board of directors is authorized to assign members of the board of directors already in office to their respective class. At each annual meeting of stockholders held after the Merger Effective Time, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the next succeeding annual meeting of stockholders and until the election and qualification of their respective successors. Following the third annual meeting held after the Merger Effective Time, the New Sirius board of directors will cease to be classified. At all times prior to the third annual meeting of New Sirius stockholders held after the Merger Effective Time, directors serving in classes may be removed only for cause and only by the affirmative vote of the holders of a majority in voting power of all then outstanding shares of New Sirius entitled to vote thereon, voting together as a single class.
The following sets forth certain information concerning the persons who are expected to serve as the directors of New Sirius from and after the Merger, including their ages, directorships held and a description of their business experience, including, if applicable, current positions held with Liberty Media.

Name	Positions
Gregory B. Maffei Age: 63
Mr. Maffei has been a director of Sirius XM Holdings since March 2009 and has served as the chairman of the board since April 2013.
Mr. Maffei has served as President and Chief Executive Officer of Liberty Media (including its predecessors) since May 2007, President and Chief Executive Officer of ABHI since December 2022, President and Chief Executive Officer of Liberty Broadband Corporation since June 2014, and President and Chief Executive Officer of Liberty TripAdvisor Holdings, Inc. since July 2013. Mr. Maffei also served as the President and Chief Executive Officer of Liberty Media Acquisition Corporation from November 2020 to December 2022; the President and Chief Executive Officer of GCI Liberty, Inc. from March 2018 until its combination with Liberty Broadband Corporation in December 2020; and the President and Chief Executive Officer of Qurate Retail, Inc. (Qurate Retail) (including its predecessor) from February 2006 until March 2018. He also served as Qurate Retail’s CEO-Elect from November 2005 through February 2006. Prior thereto, Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation, as Chairman, Chief Executive Officer and President of 360networks Corporation and as Chief Financial Officer of Microsoft Corporation.
Mr. Maffei has served as: a director of Liberty Media since May 2007; the Chairman of the Board of Qurate Retail since March 2018 and as a director of Qurate Retail (including its predecessor) since November 2005; the Chairman of the Board of Live Nation since March 2013 and a director since February 2011; a director of Charter Communications, Inc. since May 2013; a director of Zillow Group, Inc. since February 2015, having previously served as a director of its predecessor, Zillow Inc., from May 2005 to February 2015; the Chairman of the Board of Tripadvisor, Inc. since February 2013; the Chairman of the Board of Liberty TripAdvisor Holdings, Inc. since June 2015 and a director since July 2013; a director of Liberty Broadband Corporation since June 2014; and a director of ABHI since July 2023. Mr. Maffei also served on the board of directors of GCI Liberty, Inc. and Liberty Media Acquisition Corporation during the past five years.

Name	Positions
Eddy W. Hartenstein Age: 73
Mr. Hartenstein has been a director of Sirius XM Holdings since July 2008, served as the chairman of its board from November 2009 to April 2013 and has served as the company’s Lead Independent Director since April 2013.
From May 2005 until the closing of the merger of Sirius XM Holdings with XM Satellite Radio Holdings Inc. in July 2008, Mr. Hartenstein served as a director of XM Satellite Radio Holdings Inc. Mr. Hartenstein was the non-executive Chairman of the Board of Tribune Publishing, a leading diversified media company that included the Los Angeles Times, from August 2014 through January 2016. Mr. Hartenstein retired as the Publisher and Chief Executive Officer of the Los Angeles Times in August 2014, a position he held since August 2008. In addition, Mr. Hartenstein served as Co-President of the Tribune Company from October 2010 to May 2011 and as President and Chief Executive Officer from May 2011 until January 2013. Mr. Hartenstein was Vice Chairman and a member of the board of directors of The DIRECTV Group, Inc. (formerly Hughes Electronics Corporation), a television service provider, from December 2003 until his retirement in December 2004. He served as Chairman and Chief Executive Officer of DIRECTV, Inc. from late 2001 through 2004 and as President of DIRECTV, Inc. from its inception in 1990 to 2001. Previously, Mr. Hartenstein served in various capacities for Hughes Communications, Inc., a provider of satellite-based communications, Equatorial Communications Services Company, a provider of telephony and data distribution services, and NASA’s Jet Propulsion Laboratory, the lead U.S. center for robotic exploration of the solar system.
Mr. Hartenstein also serves as the Lead Independent Director of Broadcom, Inc. and is a member of the board of directors of The City of Hope. Mr. Hartenstein previously served as a director of Tribune Publishing Company, TiVo Corporation (and Rovi Corporation prior to its merger with TiVo Corporation), SanDisk Corporation and Yahoo! Inc.

Evan D. Malone Age: 53
Mr. Evan Malone has been a director of Sirius XM Holdings since May 2013.
Mr. Evan Malone has served as President of NextFab Studio, LLC, which provides manufacturing-related technical training, product development and business acceleration services, since June 2009. Since January 2008, Mr. Evan Malone has served as the owner and manager of a real estate property and management company, 1525 South Street LLC. Mr. Evan Malone has served as an applied physics technician for Fermi National Accelerator Laboratory, part of the national laboratory system of the Office of Science, U.S. Department of Energy, from 1999 until 2001.
Mr. Evan Malone serves as president of the Malone Family Foundation, as a director and president of the NextFab Foundation, and as an officer of the Malone Family Land Preservation Foundation. Mr. Evan Malone has served as a director of Liberty Media since September 2011 and as a director of Qurate Retail since August 2008.

Name	Positions
James E. Meyer Age: 69
Mr. Meyer currently serves as Vice Chairman of the board of directors of Sirius XM Holdings and has been a director of the company since January 2013.
Mr. Meyer served as Chief Executive Officer of Sirius XM Holdings from December 2012 through December 2020. Prior to becoming Chief Executive Officer, Mr. Meyer was President, Operations and Sales of Sirius XM Holdings. Prior to joining the company in May 2004, Mr. Meyer was the President of Aegis Ventures, a general management consulting company. Before Aegis, he held a number of senior management positions in consumer electronics over a 25-year period, including as the Senior Executive Vice President of Digital Media Solutions of Thomson, a worldwide leader in consumer electronics. Prior to joining Thomson, Mr. Meyer held senior management positions at General Electric and RCA.
Mr. Meyer is a director of Charter Communications, Inc. During the past five years, Mr. Meyer was Chairman of the Board of Directors and a director of TiVo Corporation (and Rovi Corporation prior to its merger with TiVo Corporation).

Jonelle Procope Age: 73
Ms. Procope has been a director of Sirius XM Holdings since July 2020.
From 2003 to June 2023, Ms. Procope was the President and Chief Executive Officer of the Apollo Theater Foundation, Inc., a non-profit organization that operates the world famous Apollo Theater in New York and offers educational, summer internship programs, and school seminars. Ms. Procope began her career as a lawyer at Skadden, Arps, Slate, Meagher & Flom, LLP, an international law firm, and later held legal and business affairs positions at Viacom International, Inc., a global entertainment company, Bristol-Myers Squibb Company, a global biopharmaceutical company, and Blackground Records, an independent record label.

Michael Rapino Age: 58
Mr. Rapino has been a director of Sirius XM Holdings since January 2018.
Mr. Rapino has been the President and Chief Executive Officer of Live Nation since 2005 and serves on its board of directors. Live Nation is the world’s leading live entertainment company comprised of: Ticketmaster, Live Nation Concerts and Live Nation Media & Sponsorship.

Name	Positions
Kristina Salen Age: 53
Ms. Salen has been a director of Sirius XM Holdings since July 2018.
Ms. Salen has been the Chief Financial Officer of Booksy Inc., a provider of scheduling software for beauty professionals, since January 2024. From December 2022 to August 2023, Ms. Salen was the Chief Financial Officer of Greenhouse Software, Inc., a hiring software company. She was the Chief Financial Officer of World Wrestling Entertainment, Inc., an integrated media company, from August 2020 until November 2021. From February 2019 until May 2020, Ms. Salen was the Chief Financial Officer of Moda Operandi, Inc., an online luxury retailer, and from July 2017 to October 2018, Ms. Salen was the Chief Financial Officer and Chief Operating Officer of United Masters, an artist services company. Previously, she served as the Chief Financial Officer at Etsy, Inc., an online marketplace, from January 2013 to March 2017. Prior to Etsy, Ms. Salen led the media, Internet, and telecommunications research group of FMR LLC (doing business as Fidelity Investments), a multinational financial services company, from January 2006 to January 2013. Prior to Fidelity, Ms. Salen worked in various financial and executive roles at several companies, including Oppenheimer Capital LLC, an investment firm, from June 2002 to December 2005; Merrill Lynch & Co., Inc., a financial services corporation acquired by Bank of America Corporation in January 2009, from June 1997 to June 2001; Lazard Freres & Co. LLC, a global financial advisory and asset management firm, from April 1996 to June 1997; and SBC Warburg, an investment bank, from December 1994 to April 1996.
During the past five years, Ms. Salen was also a director of Cornerstone OnDemand, Inc., a cloud-based talent management software solution company, where she was Chair of the Audit Committee.

Jennifer C. Witz Age: 55
Ms. Witz has served as Chief Executive Officer of Sirius XM Holdings and has been a director since January 2021.
From March 2019 through December 2020, Ms. Witz was Sirius XM Holdings’ President, Sales, Marketing and Operations. From August 2017 until March 2019, she was Sirius XM Holdings’ Executive Vice President, Chief Marketing Officer. Ms. Witz joined Sirius XM Holdings in March 2002 and has served in a variety of senior financial and operating roles. Before joining Sirius XM Holdings, Ms. Witz was Vice President, Planning and Development, at Viacom Inc., a global media company, and prior to that she was Vice President, Finance and Corporate Development, at Metro-Goldwyn-Mayer, Inc., an entertainment company focused on the production and global distribution of film and television content. Ms. Witz began her career in the Investment Banking Department at Kidder, Peabody & Co Inc.
During the past five years, she was a member of the board of directors of LendingTree, Inc., a leading online marketplace that connects consumers with financial products, and served on its compensation committee.

Name	Positions
David M. Zaslav Age: 64
Mr. Zaslav has been a director of Sirius XM Holdings since May 2013.
Mr. Zaslav has been the President and Chief Executive Officer and a member of the board of directors of Warner Bros. Discovery, Inc., one of the world’s largest and most diverse media and entertainment companies, since April 2022. Mr. Zaslav was the President and Chief Executive Officer of Discovery Communications, Inc., one of the largest nonfiction media companies in the world, from January 2007 to April 2022, and a director of that company from September 2008 to April 2022. Mr. Zaslav served as President, Cable & Domestic Television and New Media Distribution of NBC Universal, Inc., a media and entertainment company, from May 2006 to December 2006. Mr. Zaslav served as Executive Vice President of NBC and President of NBC Cable, a division of NBC, from October 1999 to May 2006.
Mr. Zaslav serves on the boards of American Cinematheque, The Cable Center, Grupo Televisa, Partnership for New York City and USC Shoah Foundation and is an advisor to the Board of Directors of the Elie Wiesel Foundation for Humanity. He also is a member of the Board of Trustees for the Paley Center for Media, the Mount Sinai Medical Center and Syracuse University. He previously served as a director of Blade Air Mobility, Inc. from May 2021 until September 2021 and Lions Gate Entertainment Corp. from 2015 until May 2021.

Executive Officers
The executive officers of New Sirius that have been designated to take office upon the completion of the Transactions, as of the date of this proxy statement/notice/prospectus/information statement, are as follows:
•
Jennifer C. Witz, Chief Executive Officer

•
Scott A. Greenstein, President, Chief Content Officer

•
Thomas D. Barry, Executive Vice President and Chief Financial Officer

•
Patrick L. Donnelly, Executive Vice President, General Counsel and Secretary

•
Joseph Inzerillo, Chief Product and Technology Officer

The following sets forth certain information concerning the persons (other than Ms. Witz who is also expected to serve as a director of New Sirius and is described above) who are expected to serve as executive officers of New Sirius that have been designated to take office upon the completion of the Transactions, including their ages, directorships held and a description of their business experience. None of the persons who are expected to serve as executive officers of New Sirius hold, or have ever held, positions with Liberty Media.
Name	Positions
Scott A. Greenstein Age: 64	Mr. Greenstein has served as Sirius XM Holdings’ President, Chief Content Officer, since May 2004. Prior to May 2004, Mr. Greenstein was Chief Executive Officer of The Greenstein Group, a media and entertainment consulting firm. From 1999 until 2002, he was Chairman of USA Films, a motion picture production, marketing and distribution company. From 1997 until 1999, Mr. Greenstein was Co-President of October Films, a motion picture production, marketing and distribution company. Prior to joining October Films, Mr. Greenstein was Senior Vice President of Motion Pictures, Music, New Media and Publishing at Miramax Films, and held senior positions at Viacom Inc.

Name	Positions
Thomas D. Barry Age: 57	Mr. Barry has served as Sirius XM Holdings’ Executive Vice President and Chief Financial Officer since April 2023 and also serves as its Chief Accounting Officer. From 2009 until 2023 he was Sirius XM Holdings’ Senior Vice President and Controller. Prior to joining Sirius XM Holdings, Mr. Barry was the Vice President and Controller for Reader’s Digest Inc., the owner of the American general-interest family magazine, from 2002 until 2009. Prior to Reader’s Digest, he held finance leadership roles at Xerox Engineering Systems, a subsidiary of Xerox Corporation, the workplace technology company, and Avon Products Inc., the multinational cosmetics, skin care, fragrance and personal care company. Mr. Barry started his career at PricewaterhouseCoopers LLP, the international professional services brand of firms, and is a Certified Public Accountant.
Patrick L. Donnelly Age: 62	Mr. Donnelly has served as Sirius XM Holdings’ Executive Vice President, General Counsel and Secretary, since May 1998. From June 1997 to May 1998, he was Vice President and Deputy General Counsel of ITT Corporation, a hotel, gaming and entertainment company that was acquired by Starwood Hotels & Resorts Worldwide, Inc. in February 1998. From October 1995 to June 1997, he was assistant general counsel of ITT Corporation. Prior to October 1995, Mr. Donnelly was an attorney at the law firm of Simpson Thacher & Bartlett LLP.
Joseph Inzerillo Age: 51	Mr. Inzerillo has served as Sirius XM Holdings’ Chief Product and Technology Officer since January 2022. Prior to that, Mr. Inzerillo was the Executive Vice President & Chief Technology Officer — Disney Streaming since 2017. Prior to that, Mr. Inzerillo held a variety of senior technology positions at Major League Baseball and its subsidiaries. From 2015 to 2017, Mr. Inzerillo served as Executive Vice President & Chief Technology Officer of BAMTech Media, a distributor of direct-to-consumer video and a provider of video streaming solutions. Mr. Inzerillo was the Chief Technology Officer of Major League Baseball Advanced Media, LP from 2014 through 2015, and the Senior Vice President of Multimedia Distribution of that entity from 2006 to 2014. During his tenure at Major League Baseball Advanced Media, LP, Mr. Inzerillo also served as Chief Technology Officer for Major League Baseball. Mr. Inzerillo started his career with the Chicago White Sox and was the Chief Technology Officer of the United Center, home of the Chicago Bulls and Chicago Blackhawks.
New Sirius’ executive officers will serve in such capacities until their respective successors have been duly chosen and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of New Sirius’ executive officers or directors, by blood, marriage or adoption.
During the past ten years, none of the above persons expected to serve as directors or executive officers of New Sirius has had any involvement in such legal proceedings as would be material to an evaluation of his ability or integrity, including those identified in Item 401(f) of Regulation S-K.
Director Independence
A majority of the members of the New Sirius board of directors will be independent of its management in accordance with Nasdaq listing rules. For a director to be deemed independent under the Nasdaq listing rules, New Sirius’ board of directors must affirmatively determine that the director has no direct or indirect material relationship with New Sirius or Liberty Media, as applicable. To assist New Sirius’ board of directors in determining which of its directors will qualify as independent, the nominating, environmental, social and governance committee of New Sirius’ board is expected to follow the Corporate Governance Rules of Nasdaq on the criteria for director independence.
In addition, under the terms of the Merger Agreement, among other things:

•
at least two of the Liberty Media Designees must be individuals who would qualify as an “independent” director under the Nasdaq listing rules with respect to each of New Sirius (after the Merger Effective Time) and Liberty Media;

•
at least one of the Liberty Media Designees (in addition to the two Liberty Media Designees referred to in the preceding bullet point) must be an individual who would qualify as an “independent” director under the Nasdaq listing rules with respect to New Sirius (after the Merger Effective Time); and

•
All of the Sirius XM Holdings Designees, other than Ms. Witz, must be individuals who would qualify as “independent” directors under the Nasdaq listing rules with respect to New Sirius (after the Merger Effective Time).

In accordance with these criteria, it is expected that the New Sirius board of directors will determine that each of Mr. Hartenstein, Ms. Procope, Mr. Rapino, Ms. Salen and Mr. Zaslav qualifies as an independent director of New Sirius.
Board Committees
It is expected that New Sirius’ board of directors will form the following committees: audit committee, compensation committee and nominating, environmental, social and governance committee, which will have comparable responsibilities to the corresponding committees of the Sirius XM Holdings board of directors. It is currently contemplated that the members and chairmen of these committees (with the exception of the executive committee, which will not have a chairman) will be appointed prior to the completion of the Transactions. In addition, it is currently contemplated that the “audit committee financial expert” for purposes of the Exchange Act and the rules and regulations of Nasdaq will be designated at such time.
Board Composition
The board of directors of New Sirius will be comprised of directors with a broad range of backgrounds and skill sets, including in subscription businesses, media enterprises and tech-related companies. Detailed information on New Sirius’ policies with respect to board candidates will be available following the establishment of the board’s nominating and corporate governance committee.
Compensation Committee Interlocks and Insider Participation
It is expected that one member of New Sirius’ compensation committee (once formed) will be or will have been, during 2023, an officer or employee of New Sirius or Liberty Media. It is expected that no interlocking relationship will exist between the New Sirius board and its compensation committee and the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION OF NEW SIRIUS FOLLOWING THE MERGER
Executive Officers of New Sirius Following the Merger
The executive officers of New Sirius that have been designated to take office upon the completion of the Transactions, as of the date of this proxy statement/notice/prospectus/information statement, are as follows:
•
Jennifer C. Witz, Chief Executive Officer

•
Scott A. Greenstein, President and Chief Content Officer

•
Thomas D. Barry, Executive Vice President and Chief Financial Officer

•
Patrick L. Donnelly, Executive Vice President, General Counsel and Secretary

•
Joseph Inzerillo, Chief Product and Technology Officer

New Sirius is a newly formed company, and therefore, has not paid any compensation to any of its executive officers. Although New Sirius has not paid any compensation to any of its executive officers, Sirius XM Holdings has historically compensated the executive officers for their service to Sirius XM Holdings and it is expected that, following the Transactions, the executive officers will receive similar compensation from New Sirius.
For information concerning the compensation paid to the executive officers of New Sirius for their service to Sirius XM Holdings for the year ended December 31, 2023 and certain related information, see the “Executive Compensation” sections of the definitive proxy statements on Schedule 14A filed by Sirius XM Holdings with the SEC on April 8, 2024 relating to their respective 2024 annual meetings of stockholders (the 2024 Sirius Proxy).
The amount and timing of any equity-based compensation to be paid to the New Sirius executive officers following the Transactions (other than awards issued pursuant to the Transitional Plan) will be determined by the compensation committee of the New Sirius board of directors. Any equity incentive awards granted to executive officers of New Sirius following the Transactions will generally be granted pursuant to the Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan, which is described under “— Equity Incentive Plans” below.
Directors of New Sirius Following the Merger
New Sirius is a newly formed company, and therefore, has not paid any compensation to any of its directors. Although New Sirius has not paid any compensation to any of its directors, Sirius XM Holdings has historically compensated the directors for their service to Sirius XM Holdings and it is expected that, following the Transactions, the directors will receive similar compensation from New Sirius. Currently, each director of the board of directors of Sirius XM Holdings receives an annual cash retainer and restricted stock units. In addition, each director who serves on a chair of a committee of the board of directors receives an additional cash retainer. It is expected that a similar mix of compensation benefits will be received by the directors of New Sirius.
As described above in “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards,” New Sirius directors who hold options to purchase shares of Liberty SiriusXM Common Stock will receive options to purchase shares of New Sirius Common Stock, which will be issued pursuant to the Transitional Plan and awards held by directors with respect to Sirius XM Common Stock that will be converted into awards with respect to New Sirius Common Stock as described under “The Merger — Treatment of Outstanding Equity Awards.” Any equity incentive awards granted to non-employee directors of New Sirius following the completion of the Transactions will generally be granted pursuant to the Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan, which is described under “— Equity Incentive Plans” below.
Equity Incentive Plans
Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan
At the Merger Effective Time, the Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan (the incentive plan) will become effective. The incentive plan is designed to provide additional remuneration to officers, employees, nonemployee directors and independent contractors for exceptional service and to encourage their investment in New Sirius. Stock options, SARs, restricted shares, restricted stock units, cash awards, performance awards or any combination of the foregoing may be granted under the incentive plan (collectively, awards). The maximum number of shares of New Sirius Common Stock with respect to which awards may be granted is 35 million, subject to anti-dilution and other adjustment provisions of the incentive plan. No nonemployee director may receive compensation during any fiscal year in excess of $1 million (including awards under the plan, determined based on the fair market value of such award as of the grant date). Shares of New Sirius Common Stock issuable pursuant to awards will be made available from either authorized but unissued shares or treasury shares. The incentive plan will be administered by New Sirius’ compensation committee, and New Sirius’ compensation committee will have full power and authority to determine the terms and conditions of such awards.
New Sirius Transitional Stock Adjustment Plan
At the time of the Split-Off, New Sirius will also have awards outstanding under the Transitional Plan as described under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards.”
Equity Compensation Plan Information
Following the Transactions, New Sirius will have two equity compensation plans, each of which is listed below. The following table reflects the awards, on an aggregate basis, that would have been outstanding as of May 31, 2024, assuming (a) the Transactions had occurred on that date and (b) the treatment of the outstanding incentive awards with respect to Liberty SiriusXM Common Stock as described under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards” above.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(2)
Equity compensation plans approved by security holders(1)
Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan			35,000,000
New Sirius Common Stock	—	—
Liberty Sirius XM Holdings Inc. Transitional Stock Adjustment Plan			—(3)
New Sirius Common Stock	4,046,025(4)	$35.88(5)
Total
New Sirius Common Stock	—
			35,000,000

(1)
Each plan has been approved by Liberty Media in its capacity as the sole stockholder of New Sirius prior to the Split-Off.

(2)
Each plan permits grants of, or with respect to, shares of New Sirius Common Stock.

(3)
The Liberty Sirius XM Holdings Inc. Transitional Stock Adjustment Plan will govern the terms and conditions of option awards with respect to New Sirius Common Stock that will be issued in substitution for option awards relating to Liberty SiriusXM Common Stock granted prior to the Split-Off, as described under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards” above. As a result, New Sirius does not anticipate further grants will be permitted under this plan.

(4)
This amount reflects the shares of New Sirius Common Stock issuable upon the exercise of options, assuming an Exchange Ratio of approximately 0.83. No restricted stock units will be granted under this plan.

(5)
The weighted average exercise price relates to outstanding options, assuming an Exchange Ratio of approximately 0.83.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of Certain Beneficial Owners of Liberty Media
The following table sets forth information concerning shares of Liberty Media common stock beneficially owned by each person or entity known by Liberty Media to own more than five percent of the outstanding shares of any voting series of the Liberty Media common stock. All of such information is based on publicly available filings, unless otherwise known to Liberty Media from other sources.
Unless otherwise indicated, the security ownership information is given as of April 30, 2024 and, in the case of percentage ownership information, is based upon (1) 98,140,175 LSXMA shares, (2) 9,755,336 LSXMB shares, (3) 218,794,768 LSXMK shares, (4) 25,558,490 LLYVA shares, (5) 2,546,146 LLYVB shares, (6) 63,617,041 LLYVK shares, (7) 23,985,441 FWONA shares, (8) 2,434,102 FWONB shares and (9) 208,613,527 FWONK shares, in each case, outstanding on that date. The percentage voting power is presented on an aggregate basis for all LSXMA, LSXMB, LLYVA, LLYVB, FWONA and FWONB shares. LSXMK, LLYVK and FWONK shares are, however, non-voting (except as otherwise required by the laws of the State of Delaware) and, therefore, in the case of percentage of voting power, are not included.
For purposes of the following presentation, beneficial ownership of shares of LSXMB, LLYVB or FWONB, though convertible on a one-for-one basis into shares of LSXMA, LLYVA or FWONA, respectively, are reported as beneficial ownership of LSXMB, LLYVB or FWONB only, and not as beneficial ownership of LSXMA, LLYVA or FWONA, respectively. So far as is known to us, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
Name and Address of Beneficial Owner	Title of Series	Amount and Nature of Beneficial Ownership	Percent of Series (%)	Voting Power (%)
John C. Malone c/o Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112	LSXMA	964,685(1)	*	48.9
	LSXMB	9,455,341(1)	96.9
	LSXMK	16,065,993(1)	7.3
	LLYVA	251,492(1)	*
	LLYVB	2,465,003(1)	96.8
	LLYVK	4,314,442(1)	6.8
	FWONA	241,170(1)	1.0
	FWONB	2,363,834(1)	97.1
	FWONK	2,865,350(1)	1.4
Berkshire Hathaway, Inc. 3555 Farnam Street Omaha, NE 68131	LSXMA	35,182,219(2)	35.8	13.6
	LSXMB	—	—
	LSXMK	70,002,897(2)	32.0
	LLYVA	5,051,918(2)	19.8
	LLYVB	—	—
	LLYVK	11,132,590(2)	17.5
	FWONA	—	—
	FWONB	—	—
	FWONK	7,722,451(2)	3.7

Name and Address of Beneficial Owner	Title of Series	Amount and Nature of Beneficial Ownership	Percent of Series (%)	Voting Power (%)
Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	LSXMA	12,262,936(3)	12.5	5.6
	LSXMB	—	—
	LSXMK	15,405,871(3)	7.0
	LLYVA	2,040,447(3)	8.0
	LLYVB	—	—
	LLYVK	4,684,391(3)	7.4
	FWONA	2,309,780(3)	9.6
	FWONB	—	—
	FWONK	18,854,239(3)	9.0
State of Wisconsin Investment Board 4703 Madison Yards Way Suite 700 Madison, WI 53705	LSXMA	—	—	*
	LSXMB	—	—
	LSXMK	120,052(4)	*
	LLYVA	93,566(4)	*
	LLYVB	—	—
	LLYVK	—	—
	FWONA	1,504,031(4)	6.3
	FWONB	—	—
	FWONK	105,396(4)	*
Corvex Management LP 667 Madison Avenue New York, NY 10065	LSXMA	369,460(5)	*	*
	LSXMB	—	—
	LSXMK	192,258(5)	*
	LLYVA	1,558,332(5)	6.1
	LLYVB	—	—
	LLYVK	925,378(5)	1.5
	FWONA	—	—
	FWONB	—	—
	FWONK	—	—
Point72 Asset Management, L.P. 72 Cummings Point Road Stamford, CT 06902	LSXMA	—	—	*
	LSXMB	—	—
	LSXMK	—	—
	LLYVA	1,344,499(6)	5.3
	LLYVB	—	—
	LLYVK	962,687(6)	1.5
	FWONA	—	—
	FWONB	—	—
	FWONK	—	—

Name and Address of Beneficial Owner	Title of Series	Amount and Nature of Beneficial Ownership	Percent of Series (%)	Voting Power (%)
Linonia Partners Fund LP 414 West 14th Street, 6th Floor New York, NY 10014	LSXMA	—	—	*
	LSXMB	—	—
	LSXMK	—	—
	LLYVA	1,298,787(7)	5.1
	LLYVB	—	—
	LLYVK	3,389,690(7)	5.3
	FWONA	741,742(7)	3.1
	FWONB	—	—
	FWONK	1,364,051(7)	*

*
Less than 1%.

(1)
Information with respect to shares of common stock of Liberty Media beneficially owned by Mr. Malone, Chairman of the Board and a director of Liberty Media, is also set forth in the table under the heading “Security Ownership of Management of Liberty Media.”

(2)
Based on (a) Amendment No. 4 to Schedule 13G, filed April 8, 2024, by Warren E. Buffett, Berkshire Hathaway, Inc. (Berkshire Hathaway), National Indemnity Company (National Indemnity), National Fire & Marine Insurance Company (National Fire), GEICO Corporation (GEICO), Government Employees Insurance Company, Berkshire Hathaway Consolidated Pension Plan, BNSF Master Retirement Trust, Precision Castparts Corp. Master Trust (Precision Castparts) and R. Ted Weschler with respect to LSXMA, (b) Amendment No. 4 to Schedule 13G, filed April 8, 2024, by Mr. Buffett, Berkshire Hathaway, National Indemnity, National Fire, GEICO, Government Employees Insurance Company, Berkshire Hathaway Consolidated Pension Plan Master Trust, BNSF Master Retirement Trust, Scott Fetzer Collective Investment Trust, Precision Castparts and Mr. Weschler with respect to LSXMK, (c) a Schedule 13G, filed February 14, 2024, by Mr. Buffett, Berkshire Hathaway, National Indemnity, National Fire, GEICO, Government Employees Insurance Company, Berkshire Hathaway Consolidated Pension Plan Master Trust, BNSF Master Retirement Trust, Precision Castparts and Mr. Weschler with respect to LLYVA, (d) a Schedule 13G, filed February 14, 2024, by Mr. Buffett, Berkshire Hathaway, National Indemnity, National Fire, GEICO, Government Employees Insurance Company, Berkshire Hathaway Life Insurance Company of Nebraska (Insurance Co of Nebraska), Berkshire Hathaway Consolidated Pension Plan Master Trust, BNSF Master Retirement Trust, Scott Fetzer Collective Investment Trust, Precision Castparts and Mr. Weschler with respect to LLYVK and (e) a Form 13F, filed May 15, 2024, by Berkshire Hathaway with respect to itself and certain related institutional investment managers, including Insurance Co of Nebraska, Mr. Buffett, GEICO and National Indemnity with respect to FWONK, which report sole voting power, shared voting power, sole dispositive power/investment discretion and shared dispositive power/investment discretion for shares of LSXMA, LSXMK, LLYVA, LLYVK and FWONK as follows:

	Title of Series	Sole Voting Power	Shared Voting Power	Sole Dispositive Power/Investment Discretion	Shared Dispositive Power/Investment Discretion
Berkshire Hathaway and Mr. Buffett	LSXMA	—	32,755,624	—	32,755,624
	LSXMK	—	65,486,288	—	65,486,288
	LLYVA	—	5,051,918	—	5,051,918
	LLYVK	—	11,132,590	—	11,132,590
	FWONK	7,722,451	—	—	7,722,451

	Title of Series	Sole Voting Power	Shared Voting Power	Sole Dispositive Power/Investment Discretion	Shared Dispositive Power/Investment Discretion
National Indemnity	LSXMA	—	27,514,116	—	27,514,116
	LSXMK	—	50,057,486	—	50,057,486
	LLYVA	—	3,741,543	—	3,741,543
	LLYVK	—	7,115,449	—	7,115,449
	FWONK	3,985,721	—	—	3,985,721
National Fire	LSXMA	—	933,391	—	933,391
	LSXMK	—	650,480	—	650,480
	LLYVA	—	233,347	—	233,347
	LLYVK	—	162,620	—	162,620
GEICO	LSXMA	—	25,687,044	—	25,687,044
	LSXMK	—	44,308,330	—	44,308,330
	LLYVA	—	3,284,775	—	3,284,775
	LLYVK	—	5,529,646	—	5,529,646
	FWONK	515,501	—	—	515,501
Government Employees Insurance Company	LSXMA	—	25,687,044	—	25,687,044
	LSXMK	—	44,308,330	—	44,308,330
	LLYVA	—	3,284,775	—	3,284,775
	LLYVK	—	5,529,646	—	5,529,646
Berkshire Hathaway Consolidated Pension Plan	LSXMA	—	2,359,919	—	2,359,919
	LSXMK	—	10,244,748	—	10,244,748
	LLYVA	—	589,979	—	589,979
	LLYVK	—	2,625,166	—	2,625,166
BNSF Master Retirement Trust	LSXMA	—	936,000	—	936,000
	LSXMK	—	3,014,156	—	3,014,156
	LLYVA	—	234,000	—	234,000
	LLYVK	—	753,539	—	753,539
Scott Fetzer Collective Investment Trust	LSXMK	—	200,000	—	200,000
	LLYVK	—	50,000	—	50,000
Precision Castparts	LSXMA	—	1,012,198	—	1,012,198
	LSXMK	—	1,319,418	—	1,319,418
	LLYVA	—	253,049	—	253,049
	LLYVK	—	425,806	—	425,806
Mr. Weschler	LSXMA	285,834	—	285,834	8,277
	LSXMK	655,808	—	655,808	18,887
	LLYVA	71,457	—	71,457	2,069
	LLYVK	163,951	—	163,951	4,721
Insurance Co of Nebraska	LLYVK	—	143,157	—	143,157
	FWONK	3,344,800	—	—	3,344,800

Also based on seven separate filings on Form 4, filed by Berkshire Hathaway and Mr. Buffett, reporting purchases of shares of LSXMA and LSXMK between April 4, 2024 and April 29, 2024. According to such filings, (a) as of April 26, 2024, 30,874,102 of the total reported shares of LSXMA are owned by the following subsidiaries of Berkshire Hathaway: Government Employees Insurance Company (28,113,639), National Fire (933,391), and National Indemnity (1,827,072); (b) as of April 26, 2024, 4,308,117 of the total reported shares of LSXMA are owned by the following pension plans of Berkshire’s subsidiaries: Berkshire Hathaway Consolidated Pension Plan (2,359,919), BNSF Master Retirement Trust (936,000), and Precision Castparts (1,012,198); (c) as of May 1, 2024, 55,224,575 of the total reported shares of LSXMK are owned by the following subsidiaries of Berkshire Hathaway: Government Employees Insurance Company (48,824,939), National Fire (650,480), and National Indemnity (5,749,156); and (d) as of May 1, 2024, 14,778,322 of the total reported shares of LSXMK are owned by the following pension plans of Berkshire’s subsidiaries: Berkshire Hathaway Consolidated Pension Plan (10,244,748), BNSF Master Retirement Trust (3,014,156), Precision Castparts (1,319,418), and Scott Fetzer Collective Investment Trust (200,000).
(3)
Based on a Form 13F, filed May 10, 2024, by Vanguard Group Inc. (Vanguard) which states that Vanguard has sole voting power, shared voting power, sole investment discretion and shared investment discretion over the shares as provided in the following table.

Title of Series	Sole Voting Power	Shared Voting Power	Sole Investment Discretion	Shared Investment Discretion
LSXMA	—	64,747	12,056,278	206,658
LSXMK	—	157,871	14,971,323	434,548
LLYVA	—	4,263	2,021,546	18,901
LLYVK	5	19,875	4,604,957	79,434
FWONA	—	9,072	2,278,959	30,821
FWONK	123	126,982	18,403,205	451,034

(4)
Based on a Form 13F, filed May 14, 2024, by State of Wisconsin Investment Board (SOW) which states that SOW has sole voting power and investment discretion over 120,052 shares of LSXMK, 93,566 shares of LLYVA, 1,504,031 shares of FWONA and 105,396 shares of FWONK.

(5)
Based on (a) a Schedule 13G, filed jointly on February 13, 2024, by Corvex Management LP (Corvex) and Keith Meister, with respect to LLYVA and (b) a Form 13F, filed on May 15, 2024, by Corvex with respect to LSXMA, LSXMK and LLYVK, which state that Corvex has sole voting power and sole dispositive power/investment discretion over 369,460 shares of LSXMA, 192,258 shares of LSXMK, 1,558,332 shares of LLYVA and 925,378 shares of LLYVK.

(6)
Based on a Form 13F, filed on May 15, 2024, by Point72 Asset Management, L.P. (Point72 Asset Management) which states that Point72 Asset Management has shared voting power and shared investment discretion over 1,344,499 shares of LLYVA and 962,687 shares of LLYVK.

(7)
Based on (a) a Schedule 13G, filed jointly on April 17, 2024, by Linonia Partners Fund LP (Linonia Fund), The Linonia Partnership LP (Linonia LP), The Linonia Partnership GP LLC (Linonia GP) and Philip Uhde with respect to LLYVA and (b) a Schedule 13G, filed jointly on May 1, 2024, by Linonia Fund, Linonia LP, Linonia GP and Mr. Uhde, with respect to LLYVK, which state that each of Linonia Fund, Linonia LP, Linonia GP and Mr. Uhde has shared voting and dispositive power over 1,298,787 shares of LLYVA and 3,389,690 shares of LLVYK. Such shares are held by Linonia Fund, a private investment fund for which Linonia LP serves as the investment manager. Linonia GP serves as the general partner of the Linonia LP and Mr. Uhde serves as the Principal of Linonia LP and Managing Member of Linonia GP. Also based on a Form 13F, filed on May 15, 2024, by Linonia LP with respect to FWONA and FWONK, which states that Linonia LP has sole voting power and investment discretion over 741,742 shares of FWONA and 1,364,051 shares of FWONK.

Security Ownership of Management of Liberty Media
The following table sets forth information with respect to the ownership by each of Liberty Media’s directors and named executive officers and by all of Liberty Media’s directors and executive officers as a group of shares of (1) LSXMA, LSXMB, LSXMK, LLYVA, LLYVB, LLYVK, FWONA, FWONB and FWONK and (2) Sirius XM Common Stock, in which Liberty Media holds a controlling interest. The security ownership information with respect to Liberty Media common stock is given as of April 30, 2024 and, in the case of percentage ownership information, is based upon (1) 98,140,175 LSXMA shares, (2) 9,755,336 LSXMB shares, (3) 218,794,768 LSXMK shares, (4) 25,558,490 LLYVA shares, (5) 2,546,146 LLYVB shares, (6) 63,617,041 LLYVK shares, (7) 23,985,441 FWONA shares, (8) 2,434,102 FWONB shares and (9) 208,613,527 FWONK shares, in each case, outstanding on that date. The security ownership information with respect to Sirius XM Common Stock is given as of April 30, 2024 and, in the case of percentage ownership information, is based on 3,846,646,630 shares of Sirius XM Common Stock outstanding on that date. The percentage voting power with respect to Liberty Media is presented in the table below on an aggregate basis for all LSXMA, LSXMB, LLYVA, LLYVB, FWONA and FWONB shares. LSXMK, LLYVK and FWONK shares are, however, non-voting (except as otherwise required by the laws of the State of Delaware) and, therefore, in the case of percentage of voting power, are not included.
Shares of restricted stock outstanding pursuant to the Liberty Media Corporation 2017 Omnibus Incentive Plan, as amended, the Liberty Media Corporation 2022 Omnibus Incentive Plan and various other stock incentive plans administered by the compensation committee of the Liberty Media board of directors are included in the outstanding share numbers provided above. Shares of Liberty Media common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after April 30, 2024 are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the voting percentage and percentage ownership of that person and for the aggregate voting percentage and percentage owned by Liberty Media’s directors and executive officers as a group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other individual person.
For purposes of the following presentation, beneficial ownership of shares of LSXMB, LLYVB or FWONB, though convertible on a one-for-one basis into shares of LSXMA, LLYVA or FWONA, respectively, are reported as beneficial ownership of LSXMB, LLYVB or FWONB only, and not as beneficial ownership of LSXMA, LLYVA or FWONA, respectively. So far as is known to Liberty Media, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
Name	Title of Series	Amount and Nature of Beneficial Ownership (in thousands)	Percent of Series (%)	Voting Power (%)
John C. Malone Chairman of the Board and Director	LSXMA	965(1)(2)	*	48.9
	LSXMB	9,455(1)(3)(4)(5)	96.9
	LSXMK	16,066(1)(2)(3)(4)(5)	7.3
	LLYVA	251(1)(2)	*
	LLYVB	2,465(1)(3)(4)(5)	96.8
	LLYVK	4,314(1)(2)(3)(4)(5)	6.8
	FWONA	241(1)(2)	1.0
	FWONB	2,364(1)(3)(4)(5)	97.1
	FWONK	2,865(1)(5)	1.4
	SIRI	267	*	*

Name	Title of Series	Amount and Nature of Beneficial Ownership (in thousands)	Percent of Series (%)	Voting Power (%)
Gregory B. Maffei President, Chief Executive Officer and Director	LSXMA	1,813(6)(7)(8)	1.8	1.1
	LSXMB	37	*
	LSXMK	8,681(6)(7)(8)(9)	3.9
	LLYVA	470(6)(8)	1.8
	LLYVB	10	*
	LLYVK	2,271(6)(8)(9)	3.5
	FWONA	387(7)	1.6
	FWONB	9	*
	FWONK	2,416(7)(9)	1.2
	SIRI	911(10)	*	*
Robert R. Bennett Director	LSXMA	761(11)(12)	*	*
	LSXMB	—	—
	LSXMK	1,579(11)(12)	*
	LLYVA	198(11)(12)	*
	LLYVB	—	—
	LLYVK	411(11)(12)(13)	*
	FWONA	190(11)(12)	*
	FWONB	—	—
	FWONK	389(11)(12)(13)	*
	SIRI	—	—	—
Derek Chang Director	LSXMA	—	—	—
	LSXMB	—	—
	LSXMK	9(9)	*
	LLYVA	—	—
	LLYVB	—	—
	LLYVK	2(9)	*
	FWONA	—	—
	FWONB	—	—
	FWONK	5(9)	*
	SIRI	—	—	—
Brian M. Deevy Director	LSXMA	10(14)	*	*
	LSXMB	—	—
	LSXMK	37(9)(14)	*
	LLYVA	3	*
	LLYVB	—	—
	LLYVK	10(9)	*
	FWONA	3(14)	*
	FWONB	—	—
	FWONK	17(9)(14)	*
	SIRI	—	—	—

Name	Title of Series	Amount and Nature of Beneficial Ownership (in thousands)	Percent of Series (%)	Voting Power (%)
M. Ian G. Gilchrist Director	LSXMA	**	*	*
	LSXMB	—	—
	LSXMK	37(9)	*
	LLYVA	**	*
	LLYVB	—	—
	LLYVK	10(9)	*
	FWONA	**	*
	FWONB	—	—
	FWONK	15(9)	*
	SIRI	—	—	—
Evan D. Malone Director	LSXMA	11	*	*
	LSXMB	68(15)	*
	LSXMK	70(9)(15)	*
	LLYVA	3	*
	LLYVB	18(15)	*
	LLYVK	18(9)(15)	*
	FWONA	3	*
	FWONB	17(15)	*
	FWONK	28(9)	*
	SIRI	457(10)	*	*
Larry E. Romrell Director	LSXMA	20	*	*
	LSXMB	**	*
	LSXMK	50(9)	*
	LLYVA	5	*
	LLYVB	**	*
	LLYVK	19(9)	*
	FWONA	5	*
	FWONB	**	*
	FWONK	34(9)	*
	SIRI	—	—	—
Andrea L. Wong Director	LSXMA	4	*	*
	LSXMB	—	—
	LSXMK	47(9)	*
	LLYVA	1	*
	LLYVB	—	—
	LLYVK	12(9)	*
	FWONA	**	*
	FWONB	—	—
	FWONK	18(9)	*
	SIRI	—	—	—

Name	Title of Series	Amount and Nature of Beneficial Ownership (in thousands)	Percent of Series (%)	Voting Power (%)
Albert E. Rosenthaler Former Chief Corporate Development Officer(16)	LSXMA	67	*	*
	LSXMB	—	—
	LSXMK	250(16)	*
	LLYVA	17	*
	LLYVB	—	—
	LLYVK	67(16)	*
	FWONA	17	*
	FWONB	—	—
	FWONK	115(16)	*
	SIRI	—	—	—
Brian J. Wendling Principal Financial Officer and Chief Accounting Officer	LSXMA	3	*	*
	LSXMB	—	—
	LSXMK	86(9)	*
	LLYVA	1	*
	LLYVB	—	—
	LLYVK	23(9)	*
	FWONA	7	*
	FWONB	—	—
	FWONK	18(9)	*
	SIRI	—	—	—
Renee L. Wilm Chief Legal Officer and Chief Administrative Officer	LSXMA	—	—	—
	LSXMB	—	—
	LSXMK	126(9)	*
	LLYVA	—	—
	LLYVB	—	—
	LLYVK	38(9)	*
	FWONA	—	—
	FWONB	—	—
	FWONK	106(9)	*
	SIRI	—	—	—
All current directors and executive officers as a group (11 persons)	LSXMA	3,587(1)(2)(6)(7)(8)(11)(12)(14)	3.7	50.4
	LSXMB	9,492(1)(3)(4)(5)(15)(17)	97.3
	LSXMK	26,782(1)(2)(3)(4)(5)(6)(7)(8)(9)(11)(12)(14)(15)(17)	12.0
	LLYVA	932(1)(2)(6)(8)(11)(12)	3.6
	LLYVB	2,475(1)(3)(4)(5)(15)(17)	97.2
	LLYVK	7,128(1)(2)(3)(4)(5)(6)(8)(9)(11)(12)(13)(15)(17)	11.0
	FWONA	837(1)(2)(7)(11)(12)(14)	3.5
	FWONB	2,373(1)(3)(4)(5)(15)(17)	97.5
	FWONK	5,912(1)(5)(7)(9)(11)(12)(13)(14)	2.8
	SIRI	1,635(10)	*	*

*
Less than 1%.

**
Less than 1,000 shares.

(1)
Includes 101,778 LSXMA shares, 286,086 LSXMB shares, 860,750 LSXMK shares, 26,533 LLYVA shares, 73,988 LLYVB shares, 281,597 LLYVK shares, 25,444 FWONA shares, 57,641 FWONB shares and 166,171 FWONK shares held in a revocable trust with respect to which Mr. Malone and Mr. Malone’s wife, Mrs. Leslie Malone, are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone has disclaimed beneficial ownership of the shares held by such trust.

(2)
Includes 250,000 LSXMA shares, 23,475 LSXMK shares, 65,175 LLYVA shares 5,868 LLYVK shares and 62,500 FWONA shares held by The Malone Family Land Preservation Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(3)
Includes 40,914 LSXMB shares, 3,842 LSXMK shares, 10,665 LLYVB shares, 960 LLYVK shares and 10,228 FWONB shares held by a trust which is managed by an independent trustee, of which the beneficiary is one of Mr. Malone’s adult children, and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by the trust and has disclaimed beneficial ownership of the shares held by the trust.

(4)
Includes 67,773 LSXMB shares, 6,364 LSXMK shares, 17,668 LLYVB shares, 1,591 LLYVK shares and 16,943 FWONB shares held by a trust which is managed by an independent trustee and Mr. Evan Malone, one of Mr. Malone’s adult children, of which the beneficiary is Mr. Evan Malone and in which Mr. Malone has no pecuniary interest. Mr. Malone retains the right to substitute assets held by the trust and has disclaimed beneficial ownership of the shares held by the trust.

(5)
Includes 379,553 LSXMB shares, 1,689,230 LSXMK shares, 100,137 LLYVB shares, 306,655 LLYVK, 122,649 FWONB shares and 68,798 FWONK shares held by three trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trusts.

(6)
Includes 305,768 LSXMA shares, 658,281 LSXMK shares, 76,442 LLYVA shares and 164,569 LLYVK shares held by The Maffei Foundation. Mr. Maffei and his wife, as the two directors of The Maffei Foundation, have shared voting and investment power with respect to any shares held by The Maffei Foundation. Mr. Maffei disclaims beneficial ownership of these shares held by the Maffei Foundation.

(7)
Includes 555,020 LSXMA shares, 1,489,367 LSXMK shares, 170,247 FWONA shares and 671,937 FWONK shares that are pledged to a financial institution.

(8)
Includes 442,769 LSXMA shares, 179,130 LSXMK shares, 110,692 LLYVA shares and 97,007 LLYVK shares held by a grantor retained annuity trust. Mr. Maffei is the sole trustee of the grantor retained annuity trust, for the benefit of himself, his spouse and his children.

(9)
Includes beneficial ownership of LSXMK, LLYVK and FWONK shares that may be acquired upon exercise of, or which relate to, stock options exercisable within 60 days after April 30, 2024.

	LSXMK	LLYVK	FWONK
Gregory B. Maffei	3,371,171	901,810	1,383,769
Derek Chang	6,650	1,818	3,722
Brian M. Deevy	19,909	5,486	12,026
M. Ian G. Gilchrist	33,615	9,117	15,022
Evan D. Malone	28,964	7,990	17,614
Larry E. Romrell	33,615	9,261	20,176
Andrea L. Wong	26,792	7,074	10,922
Brian J. Wendling	35,344	9,451	14,509
Renee L. Wilm	108,583	30,965	89,126
Total	3,728,489	1,001,168	1,619,308

(10)
Includes beneficial ownership of shares of Sirius XM Common Stock that may be acquired upon exercise of, or which relate to, stock options exercisable or RSUs scheduled to vest within 60 days after April 30, 2024.

	Sirius XM Common Stock Options	Sirius XM Common Stock RSUs
Gregory B. Maffei	216,900	49,646
Evan D. Malone	216,900	49,646
Total	433,800	99,292

(11)
Includes 441 LSXMA shares, 882 LSXMK shares, 114 LLYVA shares, 229 LLYVK shares,110 FWONA shares and 220 FWONK shares held in a revocable trust with respect to which Mr. Bennett and Mr. Bennett’s wife, Mrs. Deborah Bennett, are trustees. Mrs. Bennett has the right to revoke such trust at any time.

(12)
Includes 21,585 LSXMA shares, 43,170 LSXMK shares, 5,626 LLYVA shares, 10,792 LLYVK and 5,396 FWONA shares owned by Hilltop Investments, LLC, and 735,491 LSXMA shares, 1,526,885 LSXMK shares, 191,742 LLYVA shares, 397,834 LLYVK shares, 183,872 FWONA shares and 386,013 FWONK shares held by Hilltop Investments III, LLC, both of which are jointly owned by Mr. Bennett and his wife, Mrs. Bennett.

(13)
Includes 16,333 LLYVK shares and 381,616 FWONK shares that have been pledged to an unaffiliated third party buyer in connection with a variable prepaid forward contract.

(14)
Includes 247 LSXMA shares, 564 LSXMK shares, 61 FWONA shares and 123 FWONK shares held by the WJD Foundation, over which Mr. Deevy has sole voting power.

(15)
Includes 67,773 LSXMB shares, 6,364 LSXMK shares, 17,668 LLYVB shares, 1,591 LLYVK shares and 16,943 FWONB shares held by a trust which is managed by an independent trustee and Mr. Evan Malone, of which the beneficiary is Mr. Evan Malone. Such trust is the same trust and such shares are the same shares described in footnote (4) above and also included in the number of shares beneficially owned by Mr. Malone.

(16)
Mr. Rosenthaler retired from his position as Liberty Media’s Chief Corporate Development Officer on December 31, 2023 and currently serves Liberty Media as a Senior Advisor. Mr. Rosenthaler’s beneficial ownership includes beneficial ownership of 63,846 LSXMK shares, 18,196 LLYVK shares and 52,422 FWONK shares that may be acquired upon exercise of, or which relate to, stock options exercisable within 60 days after April 30, 2024.

(17)
The 67,773 LSXMB shares, 6,364 LSXMK shares, 17,668 LLYVB shares, 1,591 LLYVK shares and 16,943 FWONB shares held by the trust described in footnotes (4) and (15) above and included in the number of shares beneficially owned by both Messrs. Malone and Evan Malone are only included once in these totals.

Security Ownership of Certain Beneficial Owners of Sirius XM Holdings
The following table sets forth information concerning shares of Sirius XM Common Stock beneficially owned by each person or entity known by Sirius XM Holdings to own more than five percent of the outstanding shares of Sirius XM Common Stock. All of such information is based on publicly available filings, unless otherwise known to Sirius XM Holdings from other sources.
Unless otherwise indicated, the security ownership information is given as of April 30, 2024 and, in the case of percentage ownership information, is based upon 3,846,646,630 shares of Sirius XM Common Stock outstanding on that date.
So far as is known to us, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Number	Percent (%)
Liberty Media Corporation(1) 12300 Liberty Boulevard Englewood, CO 80112	3,205,832,796	83.3

(1)
The ownership percentage is based upon the information contained in a Schedule 13D/A filed on December 13, 2023 by Liberty Media and the actual number of shares outstanding, 3,846,646,630 as of April 30, 2024. Liberty Media has sole investment and voting power with respect to these shares.

Security Ownership of Management of Sirius XM Holdings
The following table sets forth information with respect to the ownership by each of Sirius XM Holdings’ directors and named executive officers and by all of Sirius XM Holdings’ directors and executive officers as a group of shares of Sirius XM Common Stock. The security ownership information with respect to Sirius XM Common Stock is given as of April 30, 2024 and, in the case of percentage ownership information, is based upon 3,846,646,630 shares of Sirius XM Common Stock outstanding on that date.
Shares of restricted stock outstanding pursuant to the Sirius XM Holdings Inc. 2015 Long-Term Stock Incentive Plan and various other stock incentive plans administered by the compensation committee of the board of directors of Sirius XM Holdings are included in the outstanding share numbers provided in the table below. Shares of Sirius XM Common Stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after April 30, 2024 are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the voting percentage and percentage ownership of that person and for the aggregate voting percentage and percentage owned by Sirius XM Holdings’ directors and executive officers as a group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other individual person.
So far as is known to us, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (in thousands)(1)	Percent of Class (%)
David A. Blau(2)	107	*
Eddy W. Hartenstein	481	*
Robin P. Hickenlooper(2)	96	*
James P. Holden	499	*
Gregory B. Maffei(2)	911	*
Evan D. Malone(2)	457	*
James E. Meyer	1,092	*
Jonelle Procope	133	*
Michael Rapino	230	*
Kristina M. Salen	151	*
Carl E. Vogel	495	*
David M. Zaslav	218	*
Jennifer C. Witz	12,094	*
Scott A. Greenstein	4,999	*
Patrick L. Donnelly	2,832	*
Joseph Inzerillo	1,453	*
Sean S. Sullivan(3)	1,100	*
Thomas D. Barry(4)	1,306	*
All Current Directors and Executive Officers as a Group (17 persons)	27,552	*

*
Less than 1%.

(1)
Includes beneficial ownership of shares that may be acquired (a) upon exercise of, or which relate to, stock options exercisable and (b) upon vesting of restricted stock units, in each case, within 60 days of April 30, 2024. These amounts also include any dividend equivalent units accrued on their restricted stock units that they beneficially own or could beneficially own within 60 days after April 30, 2024.

Sirius XM Common Stock
David A. Blau	49,646
Eddy W. Hartenstein	328,180
Robin P. Hickenlooper	49,646
James P. Holden	328,180
Gregory B. Maffei	266,546
Evan D. Malone	266,546
James E. Meyer	49,646
Jonelle Procope	49,646
Michael Rapino	86,121
Kristina M. Salen	70,546
Carl E. Vogel	328,180
David M. Zaslav	130,821
Jennifer C. Witz	9,908,390
Scott A. Greenstein	2,865,739
Patrick L. Donnelly	2,311,892
Joseph Inzerillo	950,574
Sean S. Sullivan	—
Thomas D. Barry	994,573
Also includes the following numbers of shares of common stock acquired under and held in the Sirius XM Radio Inc. 401(k) Savings Plan as of April 30, 2024: Ms. Witz — 11,196 shares; Mr. Greenstein —  82,337 shares; Mr. Barry — 15,467 shares; Mr. Donnelly — 51,115 shares and Mr. Inzerillo — 0 shares.
(2)
Ms. Hickenlooper and Mr. Maffei are employees of Liberty Media and Mr. Blau was an employee of Liberty Media until June 28, 2024. Liberty Media beneficially owned 3,205,832,796 shares (or approximately 83%) of Sirius XM Common Stock as of April 30, 2024. Ms. Hickenlooper and Messrs. Blau and Maffei disclaim beneficial ownership of the shares owned by Liberty Media and its affiliates. Mr. Malone is a member of the board of directors of Liberty Media and also disclaims beneficial ownership of the shares owned by Liberty Media and its affiliates. Mr. Blau no longer serves as a Senior Advisor of Liberty Media, a position he held until June 28, 2024.

(3)
Sean S. Sullivan, Sirius XM Holdings’ Executive Vice President and Chief Financial Officer, resigned from his role, effective April 28, 2023. The number of shares is based on information disclosed in a Form 4 filed by Mr. Sullivan on February 27, 2023.

(4)
Thomas D. Barry was appointed as Executive Vice President and Chief Financial Officer, effective as of April 28, 2023.

Pro Forma Security Ownership of Certain Beneficial Owners of New Sirius
The following table sets forth information concerning the estimated beneficial ownership of each person or entity who is expected to beneficially own more than five percent of the outstanding shares of New Sirius Common Stock immediately following the consummation of the Transactions, assuming an Exchange Ratio of 0.83 and that the Transactions occurred on April 30, 2024. All of such information is based on publicly available filings, unless otherwise known to Liberty Media, New Sirius or Sirius XM Holdings from other sources.
Unless otherwise indicated, the pro forma security ownership information for New Sirius Common Stock has been estimated based upon estimated pro forma outstanding stock information for New Sirius Common Stock as of April 30, 2024 (which is based on outstanding stock information for Liberty SiriusXM Common Stock as of such date and outstanding stock information for Sirius XM Common Stock as of such date), and, in the case of percentage ownership information, has been estimated based upon 335,412,508 shares of New Sirius Common Stock estimated to be outstanding upon the consummation of the Transactions, which excludes the impact of existing Liberty Media equity awards and existing Sirius XM Holdings equity awards, and the potential dilutive effect of Liberty Media’s 3.75% Convertible Senior Notes due 2028, which equals the estimated shares to have been distributed in the Split-Off and issued in the Merger assuming an Exchange Ratio of 0.83 and that the Transactions occurred on April 30, 2024.
The Exchange Ratio is a calculation that is subject to a number of factors that will not be known until just before the completion of the Split-Off. For additional information, see “Risk Factors — Factors Relating to the Transactions — The Exchange Ratio is a calculation that is subject to a number of factors that will not be known until just before the closing.”
So far as is known to us, the persons indicated below are expected to have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Number	Percent (%)
John C. Malone c/o Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112	22,010,109(1)	6.6
Berkshire Hathaway 3555 Farnam Street Omaha, NE 68131	90,971,837(2)	27.1
Vanguard 100 Vanguard Blvd. Malvern, PA 19355	25,712,717(3)	7.7

(1)
Expected to include (a) 1,036,349 shares held in a revocable trust with respect to which Mr. Malone and Mr. Malone’s wife, Mrs. Leslie Malone, are trustees; Mrs. Malone has the right to revoke such trust at any time, and Mr. Malone has disclaimed beneficial ownership of the shares held by such trust; (b) 226,984 shares held by The Malone Family Land Preservation Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership; (c) 37,147 shares held by a trust which is managed by an independent trustee, of which the beneficiary is one of Mr. Malone’s adult children, and in which Mr. Malone has no pecuniary interest; Mr. Malone retains the right to substitute assets held by the trust and has disclaimed beneficial ownership of the shares held by the trust; Mr. Malone retains the right to substitute assets held by the trusts and has disclaimed beneficial ownership of the shares held by the trusts; (d) 61,533 shares held by a trust which is managed by an independent trustee and Mr. Evan Malone, one of Mr. Malone’s adult children, of which the beneficiary is Mr. Evan Malone, and in which Mr. Malone has no pecuniary interest; Mr. Malone retains the right to substitute assets held by the trust and has disclaimed beneficial ownership of the shares held by the trust; and (e) 1,717,089 shares held by three trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trusts.
(2)
Liberty Media and Sirius XM Holdings expect, based on (a) Amendment No. 4 to Schedule 13G, filed April 8, 2024, by Mr. Buffett, Berkshire Hathaway, National Indemnity, National Fire, GEICO, Government Employees Insurance Company, Berkshire Hathaway Consolidated Pension Plan, BNSF Master Retirement Trust, Precision Castparts and Mr. Weschler with respect to LSXMA, (b) Amendment No. 4 to Schedule 13G, filed April 8, 2024, by Mr. Buffett, Berkshire Hathaway, National Indemnity, National Fire, GEICO, Government Employees Insurance Company, Berkshire Hathaway Consolidated Pension Plan Master Trust, BNSF Master Retirement Trust, Scott Fetzer Collective Investment Trust, Precision Castparts and Mr. Weschler with respect to LSXMK and (c) a Form 13F, filed May 15, 2024, by Berkshire Hathaway with respect to itself and certain related institutional investment managers, including Insurance Co of Nebraska, Mr. Buffett, GEICO and National Indemnity with respect to Sirius XM Common Stock, which report sole voting power, shared voting power, sole dispositive power/investment discretion and shared dispositive power/investment discretion for shares of LSXMA, LSXMK and Sirius XM Common Stock, that the sole voting power, shared voting power, sole dispositive power/investment discretion and shared dispositive power/investment discretion of Berkshire Hathaway for shares of New Sirius Common Stock will be as follows:

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power/Investment Discretion	Shared Dispositive Power/Investment Discretion
Berkshire Hathaway and Mr. Buffett	3,668,191	81,540,786	—	85,208,977
National Indemnity	3,668,191	64,384,429	—	68,052,620
National Fire	—	1,314,612	—	1,314,612
GEICO	3,668,191	58,096,160	—	61,764,351
Government Employees Insurance Company	—	58,096,160	—	58,096,160
Berkshire Hathaway Consolidated Pension Plan	—	1,958,732	—	1,958,732
Berkshire Hathaway Consolidated Pension Plan Master Trust	—	8,503,140	—	8,503,140
BNSF Master Retirement Trust	—	3,278,629	—	3,278,629
Scott Fetzer Collective Investment Trust	—	166,000	—	166,000
Precision Castparts	—	1,935,241	—	1,935,241
Mr. Weschler	781,562	—	781,562	22,546
Liberty Media also expects, based on seven separate filings on Form 4, filed by Berkshire Hathaway and Mr. Buffett, reporting purchases of shares of LSXMA and LSXMK between April 4, 2024 and April 29, 2024, that (a) 71,461,901 of the total reported shares of New Sirius Common Stock will be owned by the following subsidiaries of Berkshire Hathaway: Government Employees Insurance Company (63,859,019), National Fire (1,314,612), and National Indemnity (6,288,269); and (b) 15,841,744 of the total reported shares of New Sirius Common Stock will be owned by the following pension plans of Berkshire’s subsidiaries: Berkshire Hathaway Consolidated Pension Plan (10,461,873), BNSF Master Retirement Trust (3,278,629), Precision Castparts (1,935,241) and Scott Fetzer Collective Investment Trust (166,000).
(3)
Liberty Media expects, based on a Form 13F, filed May 10, 2024, by Vanguard, which Form 13F reports sole voting power, shared voting power, sole investment discretion and shared investment discretion for shares of LSXMA and LSXMK, that the sole voting power, shared voting power, sole investment discretion and shared investment discretion of Vanguard for shares of New Sirius Common Stock will be as follows:

	Sole Voting Power	Shared Voting Power	Sole Investment Discretion	Shared Investment Discretion
Vanguard	—	202,534	25,118,858	593,858

Pro Forma Security Ownership of Management of New Sirius
The following table sets forth information concerning the estimated beneficial ownership by each person who is expected to serve as a director or named executive officer of New Sirius and all persons expected to serve as a director or executive officer as a group of shares of New Sirius Common Stock immediately following the consummation of the Transactions, assuming an Exchange Ratio of 0.83 and that the Transactions occurred on April 30, 2024. The pro forma security ownership information for New Sirius Common Stock has been estimated based upon pro forma outstanding stock information for New Sirius Common Stock as of April 30, 2024 (which is based on outstanding stock information for Liberty SiriusXM Common Stock as of such date and outstanding stock information for Sirius XM Common Stock as of such date), and, in the case of percentage ownership information, has been estimated based upon 335,412,508 shares of New Sirius Common Stock, which excludes the impact of existing Liberty Media equity awards and existing Sirius XM Holdings equity awards, and the potential dilutive effect of Liberty Media’s 3.75% Convertible Senior Notes due 2028, which equals the estimated shares to have been distributed in the Split-Off and issued in the Merger assuming an Exchange Ratio of 0.83 and that the Transactions occurred on April 30, 2024. The Exchange Ratio is a calculation that is subject to a number of factors that will not be known until just before the completion of the Split-Off. For additional information, see “Risk Factors — Factors Relating to the Transactions — The Exchange Ratio is a calculation that is subject to a number of factors that will not be known until just before the closing.”
The pro forma security ownership information for New Sirius Common Stock reflects the expected treatment of equity incentive awards in the Split-Off and in the Merger, respectively, as summarized below:
•
in connection with the Split-Off, each Liberty SiriusXM option award outstanding and unexercised immediately prior to the Split-Off Effective Time will accelerate and become fully vested immediately prior to, and contingent upon, the Split-Off Effective Time. Each Liberty SiriusXM option award will be converted into a New Sirius option award, with appropriate adjustments based on the Exchange Ratio being made to determine the number of shares and applicable exercise price subject to each New Sirius option award after giving effect to the Split-Off. Each restricted stock unit with respect to shares of Liberty SiriusXM Common Stock and each restricted share of Liberty SiriusXM Common Stock outstanding as of ten business days prior to the Redemption Date (or such other date on or around that time as may be determined by the board of directors of Liberty Media (or authorized committee thereof)) will accelerate and become fully vested on such date and, net of taxes, will be treated as outstanding shares of Liberty SiriusXM Common Stock and will be exchanged into shares of New Sirius Common Stock in the Redemption. For additional information, see “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM Incentive Awards.”

•
in connection with the Merger, each SiriusXM option (whether or not vested) that is outstanding and unexercised immediately prior to the Merger Effective Time will be converted into a stock option relating to New Sirius Common Stock, with appropriate adjustments based on the SiriusXM Exchange Ratio being made to determine the number of shares and applicable exercise price subject to each converted option, and such converted option will have the same terms (including vesting requirements) as those of the corresponding SiriusXM option immediately prior to the Merger Effective Time. Each SiriusXM RSU that is outstanding immediately prior to the Merger Effective Time will be converted into a restricted stock unit relating to New Sirius Common Stock, with appropriate adjustments based on the SiriusXM Exchange Ratio being made to determine the number of shares subject to each converted restricted stock unit, and with such converted restricted stock unit having the same terms (including the vesting requirements) as those of the corresponding SiriusXM RSU immediately prior to the Merger Effective Time. For additional information, see “The Merger — Treatment of Outstanding Equity Awards.”

Shares of restricted stock relating to New Sirius Common Stock are included in the outstanding share numbers provided in the table below. Shares of New Sirius Common Stock, as applicable, issuable upon exercise or conversion of options, warrants or convertible securities or the vesting of restricted stock units that were exercisable, convertible or would vest on or within 60 days after April 30, 2024 are included in the table below as beneficially owned by the person holding the options, warrants, convertible securities or restricted stock units for the purpose of computing the voting percentage and percentage ownership of that person and for the aggregate percentage expected to be owned by each person who is expected to serve as a director or executive officer of New Sirius as a group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other individual person.
So far as is known to us, the persons indicated below are expected to have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (in thousands)(1)	Percent (%)
Gregory B. Maffei	8,832(2)	2.6
Jennifer C. Witz	1,209	*
Scott A. Greenstein	500	*
Thomas D. Barry	131	*
Patrick L. Donnelly	283	*
Joseph Inzerillo	145	*
Eddy W. Hartenstein	48	*
Evan D. Malone	169	*
James E. Meyer	109	*
Jonelle Procope	13	*
Michael Rapino	23	*
Kristina Salen	15	*
David M. Zaslav	22	*
All Expected Directors and Executive Officers as a Group (13 persons)	11,500(2)	3.4

*
Less than 1%.

(1)
Expected to include beneficial ownership of shares that may be acquired (a) upon exercise of, or which relate to, stock options exercisable and (b) upon vesting of restricted stock units, in each case, within 60 days of April 30, 2024, which reflect Liberty Media and Sirius XM Holdings’ expectations regarding these securities. These amounts also include any dividend equivalent units accrued on their restricted stock units that they beneficially own or could beneficially own within 60 days after April 30, 2024.

New Sirius Common Stock
Gregory B. Maffei	2,824,725
Jennifer C. Witz	990,839
Scott A. Greenstein	286,573
Thomas D. Barry.	99,457
Patrick L. Donnelly	231,189
Joseph Inzerillo	95,057
Eddy W. Hartenstein	32,818
Evan D. Malone	50,694
James E. Meyer	4,964
Jonelle Procope	4,964
Michael Rapino	8,612
Kristina Salen.	7,054
David M. Zaslav	13,082

Also expected to include the following numbers of shares of common stock acquired under and held in the Sirius XM Radio Inc. 401(k) Savings Plan as of April 30, 2024: Ms. Witz — 1,119 shares; Mr. Greenstein — 8,233 shares; Mr. Barry — 1,546 shares; Mr. Donnelly — 5,111 shares and Mr. Inzerillo — 0 shares.
(2)
Expected to include (a) 800,160 shares expected to be held by The Maffei Foundation; Mr. Maffei and his wife, as the two directors of The Maffei Foundation, have shared voting and investment power with respect to any shares held by The Maffei Foundation; Mr. Maffei disclaims beneficial ownership of these shares held by the Maffei Foundation, (b) 1,696,841 shares expected to be pledged to a financial institution and (c) 516,176 shares expected to be held by a grantor retained annuity trust; Mr. Maffei is the sole trustee of the grantor retained annuity trust, for the benefit of himself, his spouse and his children.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In connection with the Transactions, New Sirius expects that its board of directors will adopt a formal written policy for the review, approval or ratification of any transactions or arrangements involving related parties. Following the Transactions, all of New Sirius’ directors, executive officers and employees will be subject to the policy and will be asked to promptly report any such related party transaction. New Sirius expects that the formal written policy will provide that, if a director or executive officer has an actual or potential conflict of interest (which includes being a party to a proposed “related-person transaction” (as defined by Item 404 of Regulation S-K)), the director or executive officer should promptly inform the person designated by its board to address such actual or potential conflicts. New Sirius expects that the formal written policy will also provide that no related party transaction may be effected by New Sirius without the approval of the audit committee of its board or another independent body of its board designated to address such actual or potential conflicts. New Sirius also expects that directors will be asked to recuse themselves from any discussion or decision by the board or a board committee that involves or affects their personal, business or professional interests.
Relationships Between Sirius XM Holdings and Liberty Media
Immediately prior to the Split-Off, Liberty Media is expected to own an approximate 83% equity interest in Sirius XM Holdings. As a result of such ownership interest, presented below is a summary of the terms of certain existing relationships between Sirius XM Holdings and its subsidiaries, on the one hand, and Liberty Media and its subsidiaries, on the other hand.
Investment Agreement.   In February and March 2009, Sirius XM Radio entered into several transactions with a predecessor to Liberty Media to borrow up to $530 million from Liberty Media and its affiliates. All of these loans were repaid in cash in 2009. As part of those transactions, on February 17, 2009, Sirius XM Radio and Liberty Radio, an indirect wholly owned subsidiary of Liberty Media, entered into an investment agreement pursuant to which, and following satisfaction of certain conditions, Sirius XM Radio sold to Liberty Radio 12,500,000 shares of convertible preferred stock, par value $0.001 per share, of Sirius XM Radio. The preferred stock was convertible into approximately 40% of common stock of Sirius XM Radio then outstanding (after giving effect to such conversion). In September 2012, Liberty Radio converted 6,249,900 shares of its preferred stock into 1,293,467,684 shares of common stock of Sirius XM Radio. In January 2013, the FCC granted Liberty Media approval to acquire control of Sirius XM Radio, and Liberty Radio converted its remaining preferred stock into an additional 1,293,509,076 shares of common stock of Sirius XM Radio. As a result of these conversions of preferred stock and additional purchases of common stock of Sirius XM Radio, Liberty Media then beneficially owned, directly and indirectly, over 50% of common stock of Sirius XM Radio.
Sirius/Liberty Tax Sharing Agreement.   On February 1, 2021, Sirius XM Holdings and Liberty Media entered into the Sirius/Liberty Tax Sharing Agreement. The Sirius/Liberty Tax Sharing Agreement will be terminated at the Split-Off Effective Time.
Section 253 Agreement.   On November 1, 2021, Sirius XM Holdings and Liberty Media entered into an agreement pursuant to which Liberty Media agreed not to effect any merger of Sirius XM Holdings pursuant to Section 253 of the DGCL without obtaining the prior approval of a special committee of the board of directors of Sirius XM Holdings. Pursuant to the terms of the Merger Agreement, this agreement terminates effective as of the Merger Effective Time.
Governance.   Four individuals who are affiliated with Liberty Media, either as executives or members of the board of directors of Liberty Media, are members of the board of directors of Sirius XM Holdings. Mr. Maffei, the President and Chief Executive Officer of Liberty Media, is the Chairman of the board of directors of Sirius XM Holdings.
Coffeyville Interests.   In January 2023, Liberty Coffeyville Investor LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Media (Liberty Coffeyville), and Regency Valley Investments Inc., a Delaware corporation and a wholly owned subsidiary of Sirius XM Holdings (Regency Valley) became members of CVR-CapturePoint LLC, a Delaware limited liability company (Coffeyville). Effective January 1, 2024, Liberty Coffeyville sold its membership interests in Coffeyville to Regency

Valley for a purchase price of approximately $8.3 million. Regency also assumed Liberty Coffeyville’s remaining installment and contingent purchase price obligations with respect to the acquired membership interest, other than any obligations attributable to 2023.
Relationships Between New Sirius and Liberty Media Following the Transactions
At the Merger Effective Time, Liberty Media has designated the following five individuals as the Liberty Media Designees: Mr. Maffei, Mr. Evan Malone, Mr. Meyer, Mr. Zaslav and Mr. Rapino. For more information, see “Management of New Sirius Following the Merger.” Following the Transactions, Liberty Media and New Sirius will operate independently, and neither will have any ownership interest in the other. In connection with the Split-Off, New Sirius and Liberty Media will enter into the Tax Sharing Agreement which will, among other things, govern Liberty Media’s and New Sirius’ respective rights, responsibilities and obligations with respect to certain taxes and tax benefits, the filing of tax returns, the control of tax audits and other tax matters. The terms of the Tax Sharing Agreement are further summarized in the section “Transaction Agreements — Tax Sharing Agreement” above. In addition, Liberty Media anticipates entering into, from time to time, agreements and arrangements with New Sirius and certain of its related entities, in connection with, and in the ordinary course of, its business.

DESCRIPTION OF NEW SIRIUS CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS
Comparison of Stockholder Rights
Liberty Media, Sirius XM Holdings and New Sirius are each incorporated under the laws of the State of Delaware, and, accordingly, are subject to the provisions of the DGCL. Holders of Liberty SiriusXM Common Stock, whose rights are currently governed by Liberty Media’s existing certificate of incorporation, Liberty Media’s bylaws and the DGCL, and holders of Sirius XM Common Stock, whose rights are currently governed by Sirius XM Holdings’ existing certificate of incorporation, Sirius XM Holdings’ bylaws and the DGCL, will receive shares of New Sirius Common Stock in the Redemption and the Merger, respectively, and become stockholders of New Sirius, and their rights with respect to New Sirius Common Stock will be governed by New Sirius’ amended and restated charter, New Sirius’ amended and restated bylaws and the DGCL.
The following is a description of (a) the terms of Liberty Media’s existing Liberty SiriusXM Common Stock under Liberty Media’s certificate of incorporation and bylaws, (b) the terms of Sirius XM Holdings’ existing Sirius XM Common Stock under Sirius XM Holdings’ certificate of incorporation and bylaws, and (c) the terms of the New Sirius Common Stock, as they will be in effect upon filing of New Sirius’ amended and restated charter and amended and restated bylaws, and, including a comparison of such terms. For the purposes of the following discussion, unless the context otherwise indicates, New Sirius has assumed that the Split-Off Proposal is approved and that New Sirius’ amended and restated charter and amended and restated bylaws have been filed.
The following discussion is qualified in its entirety by reference to the full text of Liberty Media’s certificate of incorporation and bylaws, the full text of Sirius XM Holdings’ certificate of incorporation and bylaws and the full text of New Sirius’ amended and restated charter and amended and restated bylaws, which are included as Annex H and Annex I to this proxy statement/notice/prospectus/information statement. Liberty Media’s certificate of incorporation and bylaws have been filed by Liberty Media with the SEC. Please see “Additional Information — Where You Can Find More Information” for more information regarding Liberty Media’s filings. Sirius XM Holdings’ certificate of incorporation and bylaws have been filed by Sirius XM Holdings with the SEC. Please see “Additional Information — Where You Can Find More Information” for more information regarding Sirius XM Holdings’ filings.
Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
Authorized Capital Stock
Liberty Media is authorized to issue up to 4.075 billion shares of Liberty SiriusXM Common Stock, of which 2 billion are designated as Series A Liberty SiriusXM common stock, 75 million are designated as Series B Liberty SiriusXM common stock, and 2 billion are designated as Series C Liberty SiriusXM common stock. In addition, Liberty Media is authorized to issue up to 50 million shares of preferred stock. See Article IV, Section A.1. and Article IV(b) of Liberty Media’s certificate of incorporation.	Sirius XM Holdings is authorized to issue up to 9 billion shares of Sirius XM Common Stock. In addition, Sirius XM Holdings is authorized to issue up to 50 million shares of preferred stock. See Article FOURTH, Paragraph (1) of Sirius XM Holdings’ certificate of incorporation.
New Sirius is authorized to issue up to 900 million shares of New Sirius Common Stock. In addition, New Sirius is authorized to issue up to 5 million shares of preferred stock.
See Article FOURTH, Paragraph 1 of Annex H.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
Dividends and Securities Distributions

Liberty Media is permitted to pay dividends on Liberty SiriusXM Common Stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “SiriusXM Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the Liberty SiriusXM Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty SiriusXM Common Stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Liberty SiriusXM Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty SiriusXM Common Stock, an equal per share dividend will be concurrently paid on the other series of Liberty SiriusXM Common Stock. See Article IV, Section A.2.(c)(i) of Liberty Media’s certificate of incorporation.
Liberty Media is permitted to make (a) share distributions of (i) LSXMK to holders of all series of Liberty SiriusXM Common Stock, on an equal per share basis; and (ii) LSXMA to holders of LSXMA and, on an equal per share basis, shares of LSXMB to holders of LSXMB and, on an equal per share basis, shares of LSXMK to holders of LSXMK; and (b) share distributions of (i) LLYVK or FWONK to holders of all series of Liberty SiriusXM Common Stock, on an equal per share basis, subject to certain limitations; and (ii) LLYVA or FWONA to holders of LSXMA and, on an equal per share basis, shares of LLYVB or FWONB to holders of LSXMB and, on an equal per share basis, shares of LLYVK or FWONK to holders of LSXMK, in each case, subject to certain limitations; and (c) share distributions of any other class or

Section 170 of the DGCL provides that the directors of a corporation may declare and pay dividends upon the shares of its capital stock subject to certain limitations.
The executive committee of Sirius XM Holdings is expressly authorized to, among other things, declare dividends.
See Article II, Section 4 of Sirius XM Holdings’ bylaws.
Section 170 of the DGCL provides that the directors of a corporation may declare and pay dividends upon the shares of its capital stock subject to certain limitations.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
series of Liberty Media’s securities or the securities of any other person to holders of all series of Liberty SiriusXM Common Stock, on an equal per share basis, subject to certain limitations. See Article IV, Section A.2.(d)(i) of Liberty Media’s certificate of incorporation.
Conversion of Common Stock at Option of Holder
Each share of LSXMB is convertible, at the option of the holder, into one share of LSXMA. Shares of LSXMA and LSXMK are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(A) of Liberty Media’s certificate of incorporation.	None.	None.
Conversion of Common Stock at Option of Issuer

Liberty Media can convert each share of LSXMA, LSXMB and LSXMK into a number of shares of the corresponding series of Liberty Live Common Stock or Liberty Formula One Common Stock at a ratio based on the relative trading prices of LSXMA (or another series of Liberty SiriusXM Common Stock subject to certain limitations) and LLYVA or FWONA (or another series of Liberty Live Common Stock or Liberty Formula One Common Stock, subject to certain limitations) over a specified 20-trading day period. See Article IV, Section A.2.(b)(vi) and (b)(vii) of Liberty Media’s certificate of incorporation.
Liberty Media also can convert each share of FWONA, FWONB, FWONK LLYVA, LLYVB or LLYVK into a number of shares of the corresponding series of Liberty SiriusXM Common Stock at a ratio based on the relative trading prices of FWONA (or another series of Liberty Formula One Common Stock subject to certain limitations) or LLYVA (or another series of Liberty Live Common Stock subject to certain limitations) to LSXMA (or another series of Liberty SiriusXM Common Stock subject to
	None.	None.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
certain limitations) over a specified 20-trading day period. See Article IV, Section A.2.(b)(ii) and (b)(iv) of Liberty Media’s certificate of incorporation.
Optional Redemption of Common Stock for Stock of a Subsidiary

Liberty Media may redeem outstanding shares of Liberty SiriusXM Common Stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty SiriusXM Group (and may or may not hold assets and liabilities attributed to the Liberty Live Group or the Formula One Group), provided that the board seeks and receives the approval to such redemption of holders of Liberty SiriusXM Common Stock, voting together as a separate class.
If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Liberty Live Group and/or the Formula One Group, shares of Liberty Live Common Stock and/or Liberty Formula One Common Stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of Liberty SiriusXM Common Stock described above as well as the separate class vote of the holders of Liberty Live Common Stock and/or Liberty Formula One Common Stock, as the case may be. See Article IV, Section A.2.(e)(i) of Liberty Media’s certificate of incorporation.
	None.	None.
Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If Liberty Media disposes, in one
transaction or a series of transactions, of all or substantially all of the assets of the Liberty SiriusXM Group, it is required to choose one of the following four alternatives, unless the board obtains approval of the holders of Liberty SiriusXM Common Stock not to take such action or the disposition

	None.	None.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):
•
pay a dividend to holders of Liberty SiriusXM Common Stock out of the available net proceeds of such disposition; or

•
if there are legally sufficient assets and the SiriusXM Group Available Dividend Amount would have been sufficient to pay a dividend, then: (a) if the disposition involves all of the properties and assets of the Liberty SiriusXM Group, redeem all outstanding shares of Liberty SiriusXM Common Stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (b) if the disposition involves substantially all (but not all) of the properties and assets of the Liberty SiriusXM Group, redeem a portion of the outstanding shares of Liberty SiriusXM Common Stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•
convert each outstanding share of each series of Liberty SiriusXM Common Stock into a number of shares of the corresponding series of Liberty Live Common Stock and/or Liberty Formula One Common Stock at a specified premium; or

•
combine a conversion of a portion of the outstanding shares of Liberty SiriusXM Common Stock into a number of shares of the corresponding series of Liberty Live Common Stock and/or Liberty Formula One Common Stock with either the payment of a dividend on or a redemption of shares of Liberty SiriusXM Common Stock, subject to certain limitations. See Article IV, Section A.2.(e)(ii) of Liberty Media’s certificate of incorporation.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
Appraisal Rights/Dissenter’s Rights

Under the DGCL, a stockholder who has neither voted in favor of certain mergers, consolidations or conversions of a corporation to another entity, nor consented thereto in writing, who has properly demanded appraisal of their shares, and who otherwise complies with the requirements for perfecting and preserving their appraisal rights under Section 262 of the DGCL may be entitled to receive payment in cash for the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of such merger, consolidation or conversion), together with interest (if any) to be paid on the amount determined to be fair value of such shares, as appraised by the Court of Chancery of the State of Delaware in an appraisal proceeding. However, unless the corporation’s certificate of incorporation provides otherwise, appraisal rights are not available for shares of capital stock that, at the record date for determination of stockholders entitled to receive notice of the meeting of stockholders (or at the record date for determination of stockholders entitled to consent pursuant to Section 228 of the DGCL) to act upon the merger, consolidation or conversion, are either (a) listed on a national securities exchange or (b) held of record by more than 2,000 holders. Further, unless the corporation’s certificate of incorporation provides otherwise, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation as provided in Section 251(f) of the DGCL.
Notwithstanding the foregoing, appraisal rights are available if stockholders are required to accept for their shares anything other than (a) shares of capital stock of the

Same.
Neither Sirius XM Holdings’ certificate of incorporation nor Sirius XM Holdings’ bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law. See Section 262 of the DGCL.

Same.
Neither New Sirius’ amended and restated charter nor New Sirius’ amended and restated bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law.
See Section 262 of the DGCL.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

surviving corporation (or of the converted entity if such entity is a corporation), (b) shares of capital stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of clauses (a)  – (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary mergers and in certain circumstances where the certificate of incorporation so provides.
Neither Liberty Media’s certificate of incorporation nor Liberty Media’s bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law. See Section 262 of the DGCL.

Voting Rights of Common Stock

Holders of LSXMA are entitled to one vote for each share of such stock held and holders of LSXMB are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of LSXMK are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of Liberty Media’s certificate of incorporation), except as otherwise required by Delaware law. When so required, holders of LSXMK will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of Liberty Media’s certificate of incorporation.
Holders of Liberty SiriusXM Common Stock will vote as one class with holders of Liberty Live Common Stock and Liberty Formula One Common Stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of Liberty Media’s certificate of incorporation or Delaware law. In connection with certain dispositions of Liberty SiriusXM Group assets as
Each holder of Sirius XM Common Stock is entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or as otherwise provided in any preferred stock designation, the holders of the common stock shall exclusively possess all voting power. Sirius XM Holdings’ certificate of incorporation does not provide for cumulative voting in the election of directors. See Article FOURTH, Paragraph (3) and Article FIFTH of Sirius XM Holdings’ certificate of incorporation.
Each holder of New Sirius Common Stock is entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or as otherwise provided in New Sirius’ amended and restated charter (including any certificate of designation relating to such series of preferred stock), the holders of the common stock shall exclusively possess all voting power. New Sirius’ amended and restated charter does not provide for cumulative voting in the election of directors.
See Article FOURTH, Paragraph (3) and Article FIFTH of Annex H.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

described above, the Liberty Media board of directors may determine to seek approval of the holders of Liberty SiriusXM Common Stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under Liberty Media’s certificate of incorporation. See Article IV, Section A.2.(a)(iv)(A) of Liberty Media’s certificate of incorporation.
Liberty Media may not redeem outstanding shares of Liberty SiriusXM Common Stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty SiriusXM Group unless the board seeks and receives the approval to such redemption of holders of Liberty SiriusXM Common Stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the Liberty Live Group and/or the Formula One Group, the approval of holders of Liberty Live Common Stock and/or Liberty Formula One Common Stock, as the case may be, to the corresponding Liberty Live Common Stock and/or Liberty Formula One Common Stock redemption, with each affected group voting as a separate class. See Article IV, Section A.2.(a)(v)(A) of Liberty Media’s certificate of incorporation.
Liberty Media’s certificate of incorporation imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2∕3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class. See Article IX of Liberty Media’s certificate of incorporation.

Indemnification of Directors and Officers
Liberty Media’s certificate of incorporation provides that, subject	Sirius XM Holdings shall indemnify, in the manner and to	New Sirius’ amended and restated charter provides that

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

to certain exceptions, to the fullest extent permitted by applicable law, Liberty Media shall indemnify any person who is or was made, or threatened to be made, a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of Liberty Media, or is or was serving at the request of Liberty Media as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprises, against all liability and loss suffered and expenses incurred by such person. Liberty Media will pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, subject to certain conditions.
Liberty Media is required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Liberty Media board of directors. See Article V, Section E.2 of Liberty Media’s certificate of incorporation.

the full extent permitted by law, any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or complete action, suit or proceeding, whether or not by or in the right of Sirius XM Holdings, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of Sirius XM Holdings, or is or was serving at the request of Sirius XM Holdings as a director, officer or employee of another corporation, limited liability company, partnership, joint venture, trust or other enterprise.
Sirius XM Holdings may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification provided in Sirius XM Holdings’ certificate of incorporation shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses may be paid by Sirius XM Holdings in advance of the final disposition of such action, suit or proceeding. See Article ELEVENTH, Paragraph (2) of Sirius XM Holdings’ certificate of incorporation.

New Sirius shall indemnify, in the manner and to the full extent permitted by law, any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or complete action, suit or proceeding, whether or not by or in the right of New Sirius, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of New Sirius, or is or was serving at the request of New Sirius as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) incurred by such person.
New Sirius may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification provided in New Sirius’ amended and restated charter shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses may be paid by New Sirius in advance of the final disposition of such action, suit or proceeding. New Sirius is required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the action, suit or proceeding (or part thereof) was authorized by New Sirius’ board of directors or committee thereof.
See Article ELEVENTH, Paragraph (2) of Annex H.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
Intergroup Interest

Under Liberty Media’s certificate of incorporation, from time to time, the Liberty Media board of directors may determine to create an intergroup interest in the Liberty SiriusXM Group in favor of the Liberty Live Group or the Formula One Group, subject to the terms of Liberty Media’s certificate of incorporation.
If the Liberty SiriusXM Group has an intergroup interest in the Liberty Live Group or the Formula One Group at such time as any extraordinary action is taken with respect to Liberty Live Common Stock or Liberty Formula One Common Stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Liberty Live Group’s or the Formula One Group’s assets), the board will consider what actions are required, or permitted, to be taken under the certificate of incorporation with respect to the Liberty SiriusXM Group’s intergroup interest in the Liberty Live Group or the Formula One Group. For example, in some instances, the board may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty Live Common Stock or Liberty Formula One Common Stock must be allocated to the Liberty SiriusXM Group to compensate the Liberty SiriusXM Group on a pro rata basis for its interest in the Liberty Live Group or the Formula One Group, as the case may be.
Similarly, if the Liberty Live Group or the Formula One Group has an intergroup interest in the Liberty SiriusXM Group at such time as any extraordinary action is taken with respect to Liberty SiriusXM Common Stock (such as the payment of a dividend, a share
	None.	None.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Liberty SiriusXM Group’s assets), the board will consider what actions are required, or permitted, to be taken under the certificate of incorporation with respect to the Liberty Live Group’s or the Formula One Group’s intergroup interest in the Liberty SiriusXM Group.
All such board determinations will be made in accordance with the certificate of incorporation and applicable Delaware law.
As of June 30, 2024, (a) the Formula One Group did not have an intergroup interest in either the Liberty SiriusXM Group or the Liberty Live Group, (b) the Liberty SiriusXM Group did not have an intergroup interest in either the Formula One Group or the Liberty Live Group and (c) the Liberty Live Group did not have an intergroup interest in either the Liberty SiriusXM Group or the Formula One Group.
See Article IV, Section A.2 of Liberty Media’s certificate of incorporation.

Liquidation

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of Liberty SiriusXM Common Stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of Liberty Media’s certificate of incorporation.
Each share of Liberty SiriusXM Common Stock will be entitled to a number of liquidation units as set forth in the statement on file with the
	None.	None.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
Secretary of Liberty Media, a copy of which will be furnished by Liberty Media, on request and without cost, to any stockholder of Liberty Media.
Anti-Takeover Provisions

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and certain other transactions, by a corporation or certain of its subsidiaries with an “interested stockholder” (as defined under Section 203 of the DGCL), for a period of three years after the person or entity becomes an interested stockholder, unless: (a) the board of directors of the corporation has approved, before such person or entity became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (b) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the “voting stock” of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (c) at or subsequent to the person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder. A Delaware corporation may opt out of Section 203 in its certificate of incorporation or a stockholder approved bylaw.
Liberty Media has not opted out of the protections of Section 203 of the
Same. Sirius XM Holdings has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Sirius XM Holdings.
Same.
New Sirius in its initial charter has elected to opt out of Section 203 of the DGCL but in connection with the filing of its amended and restated charter, New Sirius will expressly elect to opt back in to Section 203. As a result, the statute applies to New Sirius pursuant to its amended and restated charter.
See Article FIFTEENTH of Annex H.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
DGCL. As a result, the statute applies to Liberty Media.
Amendment of Certificate of Incorporation
The Liberty Media certificate of incorporation requires that the affirmative vote of the holders of at least 66 2∕3% of the total voting power of the then outstanding voting securities entitled to vote thereon, voting together as a single class at a meeting specifically called for such purpose, to authorize the amendment, alteration or repeal of any provision or the addition or insertion of other provisions to the certificate of incorporation; provided, however, that any amendment, alteration, repeal, addition or insertion (A) as to which the laws of the State of Delaware, as then in effect, do not require the consent of Liberty Media’s stockholders, or (B) that at least 75% of the members of the board of directors have approved, will not require a supermajority vote. See Article IX of Liberty Media’s certificate of incorporation.	Sirius XM Holdings may amend, alter, change or repeal any provision in the Sirius XM Holdings certificate of incorporation as provided for in the DGCL. Delaware law permits the adoption of amendments to certificates of incorporation if the board of directors adopts a resolution setting forth the proposed amendment and declaring its advisability and those amendments are approved at a meeting held for that purpose by the holders of shares entitling them to exercise a majority of the voting power of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class pursuant to the DGCL, unless the certificate of incorporation specifies a greater number or proportion. The Sirius XM Holdings certificate of incorporation does not specify a greater number or proportion different than that specified by Delaware law in connection with the approval of amendments to the Sirius XM Holdings certificate of incorporation. See Article NINTH of Sirius XM Holdings’ certificate of incorporation.
New Sirius may amend, alter, change or repeal any provision in New Sirius’ amended and restated charter as provided for in the DGCL. In addition to any vote required by applicable law or New Sirius’ amended and restated charter (including any certificate of designation relating to any series of preferred stock), the amendment, alteration, change or repeal, in whole or in part, of, or the adoption of any provision inconsistent with, the following provisions in New Sirius’ amended and restated charter shall require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of all classes of stock of New Sirius entitled to vote thereon, voting together as a single class: Article SIXTH, Article SEVENTH, Article EIGHTH, Article NINTH, Article ELEVENTH, Article TWELFTH, Article THIRTEENTH, Article FOURTEENTH and Article FIFTEENTH.
See Article NINTH of Annex H.

Amendment of Bylaws

The Liberty Media board of directors, may adopt, amend or repeal any provision of the Liberty Media bylaws by action taken by the affirmative vote of not less than 75% of the members of the board of directors then in office.
In addition, subject to the rights of the holders of any series of preferred stock, the Liberty Media bylaws may
	Sirius XM Holdings may amend, add to, rescind or repeal any provision in the Sirius XM Holdings bylaws at any meeting of the Sirius XM Holdings board of directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting of the stockholders, or in the case of a meeting of the board of	The board of directors of New Sirius may make, repeal, alter, amend and rescind, in whole or in part, New Sirius’ amended and restated bylaws without stockholder vote or approval, in any manner not inconsistent with New Sirius’ amended and restated charter or Delaware law. The New Sirius stockholders also may alter,

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

be adopted, amended or repealed by the affirmative vote of the holders of not less than 66 2∕3% of the total voting power of the then outstanding capital stock of Liberty Media entitled to vote thereon; provided, however, no vote of the stockholders is required to authorize the adoption, amendment or repeal of any provision of the Liberty Media bylaws by the Liberty Media board of directors.
See Article V Section 5.6 of Liberty Media’s bylaws.
directors, in a notice given not less than 12 hours prior to the meeting. Notwithstanding any other provisions of the bylaws or any provision of law which might otherwise permit a lesser vote of the stockholders, the affirmative vote of the holders of at least 80% in voting power of all shares of Sirius XM Holdings entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal Section 2 and Section 11 of Article I, or the second sentence of Article IX of the bylaws or to adopt any provision inconsistent with any of such sections. See Article IX of Sirius XM Holdings’ bylaws.
amend, repeal or rescind, in whole or in part, any provision of New Sirius’ amended and restated bylaws or adopt any provision inconsistent therewith, subject to the requirements of New Sirius’ amended and restated charter (including any certificate of designation relating to any series of preferred stock) and the affirmative vote of at least 66 2∕3% in voting power of all the then-outstanding shares of all classes of stock of New Sirius entitled to vote thereon, voting together as a single class.
See Article EIGHTH of Annex H and Article IX of Annex I.

Advance Notice Requirements for Stockholder Proposals or Director Nomination

A Liberty Media stockholder who is (a) a stockholder of record both at the time the notice is delivered to the Secretary and on the record date for the determination of stockholders entitled to vote at the meeting, and (b) who is entitled to vote at the meeting upon such election of directors or upon such business, as the case may be, may make a nomination for election to the board of directors or propose business to be brought before an annual meeting by a stockholder by giving timely notice.
To be timely, a stockholder’s notice must be received at the principal executive offices of Liberty Media (a) in the case of an annual meeting that is called for a date that is within 30 calendar days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than 60 calendar days nor more than 90 calendar days prior to the meeting and (b) in the case of an annual meeting that is called for a date that is not within 30 calendar days before or after the anniversary date of the

A Sirius XM Holdings stockholder who is entitled to vote at a stockholder meeting, and who was a stockholder of record at the time such notice is delivered to the Secretary of Sirius XM Holdings, may nominate persons for election to the board of directors or propose other business to be properly brought to a stockholder meeting by giving timely notice thereof in writing to the Secretary of Sirius XM Holdings, and, in the case of business other than nominations, such other business must be a proper matter for stockholder action.
To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of Sirius XM Holdings not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by

A New Sirius stockholder who is entitled to vote at a stockholder meeting, and who was a stockholder of record at the time such notice is delivered to the Secretary of New Sirius, may nominate persons for election to the board of directors or propose other business to be properly to be considered by stockholders by giving timely notice thereof in writing to the Secretary of New Sirius and, in the case of business other than nominations, such other business must be a proper matter for stockholder action.
To be timely, a stockholder’s notice shall be delivered to the Secretary of New Sirius at the principal executive offices of New Sirius not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of New Sirius’ first annual meeting of stockholders after shares of New Sirius Common

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

immediately preceding annual meeting, not later than the close of business on the 10th day following the day on which notice of the date of the meeting was communicated to stockholders or public announcement of the date of the meeting was made, whichever occurs first. In addition, the public announcement of an adjournment or postponement of the stockholder meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
In the case of a special meeting, the stockholder’s notice shall be received by the Secretary at the principal executive offices of Liberty Media not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting; provided, however, that a stockholder may nominate persons for election at a special meeting only to such directorship(s) as specified in Liberty Media’s notice of the meeting. In addition, the public announcement of an adjournment or postponement of a special meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
These requirements are in addition to those set forth in the regulations adopted by the Commission under the Exchange Act.
See Article I Section 1.5(a) and (b) of Liberty Media’s bylaws.

more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; and provided further, that for purposes of the application of Rule 14a-4(c) of the Exchange Act (or any successor provision), the date for notice shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4.
In the case of a special meeting, the stockholder’s notice shall be received by the Secretary at the principal executive offices of Sirius XM Holdings not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 70th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.
See Article I, Section 11 of Sirius XM Holdings’ bylaws.

Stock are first publicly traded, be deemed to have occurred on May 22, 2023); provided that, in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; and provided further, that for purposes of the application of Rule 14a-4(c) under the Exchange Act, the date for notice specified in this paragraph shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4.
In the case of a special meeting, the stockholder’s notice shall be received by the Secretary at the principal executive offices of New Sirius not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting; provided, however, that the number of nominees a stockholder may nominate for election at the special meeting may not exceed the number of directors to be elected at such meeting.
See Article I, Section 11 of Annex I.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
Special Meetings
Special meetings of stockholders of the Corporation, for the transaction of such business as may properly come before the meeting, may be called by the Secretary of Liberty Media only (a) upon written request received by the Secretary at the principal executive offices of Liberty Media by or on behalf of the holder or holders of record of outstanding shares of capital stock of the Corporation, representing collectively not less than 66 2∕3% of the total voting power of the outstanding capital stock of Liberty Media entitled to vote at such meeting or (b) at the request of not less than 75% of the members of the board of directors. Only such business may be transacted as is specified in the notice of the special meeting. See Article I Section 1.2 of Liberty Media’s bylaws.	Special meetings of the stockholders of Sirius XM Holdings shall be called at any time by the Secretary or any other officer, whenever directed by not less than two members of the Sirius XM Holdings board of directors or by the Sirius XM Holdings chief executive officer. See Article 1 Section 2 of the Sirius XM Holdings bylaws.
Special meetings of the stockholders of New Sirius for any purpose or purposes may be called at any time only by or at the direction of the New Sirius board of directors, except as otherwise required by law and subject to the rights of the holders of any series of preferred stock.
See Article TWELFTH paragraph (2) of Annex H.

Structure of Board of Directors; Term of Directors; Election of Directors

The Liberty Media board of directors shall be comprised of not less than three (3) members and the exact number will be fixed from time to time by the board of directors by resolution adopted by the affirmative vote of not less than 75% of the members of the board of directors then in office, subject to any rights of the holders of any series of preferred stock to elect additional directors.
Subject to the rights of the holders of any series of preferred stock, at any meeting duly called and held for the election of directors at which a quorum is present, directors shall be elected by a plurality of the combined voting power of the outstanding shares
Liberty Media shall nominate the persons holding the offices of Chairman of the Board and President for election as directors at any meeting at which such persons are subject to election as directors.
The board of directors shall be divided into three (3) classes: Class I,

The Sirius XM Holdings board of directors shall consist of such number of directors, not less than three nor more than 15, as shall from time to time be fixed exclusively by resolution of the board of directors.
The directors shall be elected at each annual meeting of stockholders and each director shall be elected to serve until the conclusion of the next succeeding annual meeting and until his or her successor shall be elected and qualify or until his or her earlier death, resignation or removal. Directors shall (except as provided in the Sirius XM Holdings bylaws for the filling of vacancies and newly created directorships) be elected by the holders of a plurality of the voting power present in person or represented by proxy and entitled to vote. See Article II Section 1 of the Sirius XM Holdings bylaws.

Except as otherwise provided for or fixed pursuant to the provisions of New Sirius’ amended and restated charter relating to the rights of the holders of any series of preferred stock to separately elect additional directors, the New Sirius board of directors shall consist of such number of directors as shall from time to time be fixed exclusively by resolution of the New Sirius board of directors.
New Sirius directors shall (except as provided in New Sirius’ amended and restated bylaws for the filling of vacancies and newly created directorships) be elected by the holders of a plurality of the voting power present in person or represented by proxy and entitled to vote.
At the Effective Time (as defined in the Merger Agreement) and until

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

Class II and Class III. Each class shall consist, as nearly as possible, of a number of directors equal to one-third of the then authorized number of members of the board of directors. At each annual meeting of stockholders of the Corporation the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will serve until the earliest to occur of their death, resignation, removal or disqualification or the election and qualification of their respective successors.
See Article I Section 1.10 and Article II Section 2.1 of Liberty Media’s bylaws.

immediately prior to the Merger Effective Time (as defined in the Merger Agreement), the directors of New Sirius shall be of one class. Except as otherwise fixed by or pursuant to the provisions of New Sirius’ amended and restated charter relating to the rights of the holders of any series of preferred stock to separately elect additional directors, at the Merger Effective Time and until the third annual meeting of stockholders held after the Merger Effective Time, the New Sirius board of directors shall be divided into three classes: Class I, Class II and Class III. Each class will consist, as nearly as may be possible, of a number of directors equal to one-third of the total number of directors constituting the entire board of directors (other than any preferred stock directors). Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders held after the Merger Effective Time. Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders held after the Merger Effective Time. Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders held after the Merger Effective Time. At each annual meeting of stockholders held after the Merger Effective Time, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the next succeeding annual meeting of stockholders and until the election and qualification of their respective successors.
Commencing with the third annual meeting of stockholders held after the Merger Effective

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

Time, the New Sirius board of directors shall no longer be classified pursuant to Section 141(d) of the DGCL and the directors shall cease to be divided into three classes.
If the number of directors is changed, any increase or decrease shall be apportioned by the New Sirius board of directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly-created directorship resulting from an increase in such class shall hold office in accordance with New Sirius’ amended and restated charter, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.
See Article SEVENTH paragraph (3) of Annex H and Article II Sections 1 and 2 of Annex I.

Executive Committee
The board of directors of Liberty Media may, by the affirmative vote of not less than 75% of the members of the board of directors then in office, designate an executive committee, all of whose members shall be directors, to manage and operate the affairs of Liberty Media or particular properties or enterprises of the Liberty Media. Subject to the limitations of the law of the State of Delaware and the Liberty Media certificate of incorporation, such executive committee shall exercise all powers	The board of directors of Sirius XM Holdings may designate three or more directors to constitute an executive committee, one of whom shall be designated Chairman of such committee. The members of such committee shall hold such office until the next election of the Board of Directors and until their successors are elected and qualify. The executive committee shall act, advise and aid the officers of Sirius XM	None.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
and authority of the board of directors in the management of the business and affairs of the Corporation including, but not limited to, the power and authority to authorize the issuance of shares of common or preferred stock. See Article II Section 2.14 of Liberty Media’s bylaws.	Holdings in all matters concerning its interest and the management of its business, and shall generally perform such duties and exercise such powers as may from time to time be delegated to it by the board of directors of Sirius XM Holdings, and shall have authority to exercise all the powers of the board of directors of Sirius XM Holdings, so far as may be permitted by law, in the management of the business and the affairs of the corporation whenever the board of directors of Sirius XM Holdings is not in session or whenever a quorum of the board of directors of Sirius XM Holdings fails to attend any regular or special meeting of such board of directors of Sirius XM Holdings. See Article II Section 4 of Sirius XM Holdings’ bylaws.
Removal of Directors
Subject to the rights of the holders of any series of preferred stock, directors of Liberty Media may be removed from office only for cause upon the affirmative vote of the holders of not less than a majority of the total voting power of the then outstanding shares entitled to vote at an election of directors voting together as a single class. See Article II Section 2.3 of Liberty Media’s bylaws.	The DGCL provides that any director or the entire Sirius XM Holdings board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. See Section 141(k) of the DGCL.	The DGCL provides that any director or the entire New Sirius board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. However, in the case of a corporation whose board is classified (which New Sirius’ board will be until the third annual meeting after the Merger Effective Time), stockholders may effect removal only for cause. Accordingly, at all times prior to the third annual meeting of stockholders of New Sirius held after the Merger Effective Date, directors serving in classes may be removed only for cause and only by the affirmative vote of the holders of a majority in voting power of all then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
See Article SEVENTH paragraph (3) of Annex H. See also Section 141(k)(1) of the DGCL.
Vacancies on the Board of Directors

Subject to the rights of the holders of any series of preferred stock, vacancies on the Liberty Media board of directors resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board of directors, shall be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director.
Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is apportioned, and until such director’s successor shall have been elected and qualified.
If at any time, by reason of death or resignation or other cause, Liberty Media should have no directors in office, then any officer or any stockholder may call a special meeting of stockholders in the same manner that the board of directors may call such a meeting, and directors for the unexpired terms may be elected at such special meeting. See Article II Section 2.4 of Liberty Media’s bylaws.
Unless otherwise required by law, newly created directorships in the Sirius XM Holdings board of directors resulting from an increase in the number of directors, and any vacancy occurring in the board of directors, may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and the directors so chosen shall hold office until his or her successor shall be duly elected and qualify or until his or her earlier death, resignation or removal. See Article II Section 2 of Sirius XM Holdings’ bylaws.
Subject to the rights granted to the holders of any one or more series of preferred stock then outstanding, any newly created directorships on the New Sirius board of directors that results from an increase in the number of directors, and any vacancy occurring on the board of directors (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director and not by the stockholders. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
See Article SEVENTH, paragraph (4) of Annex H and Article II Section 2 of Annex I.

No Stockholder Action by Written Consent
Stockholder action by Liberty Media’s stockholders may be taken only at an annual or special meetings, subject to the rights of the holders of any series of preferred stock. No action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may be taken without a meeting, and the power of stockholders to consent	Unless otherwise provided in the certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting and without a vote if a consent signed by the holders of outstanding stock having not less than the minimum number of votes	Stockholder action may be taken only at an annual meeting or special meeting and may not be effected by any consent in lieu of a meeting of stockholders by such holders; provided, however, that notwithstanding the foregoing, holders of any series of preferred stock may take action

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws

in writing, without a meeting, to the taking of any action is specifically denied; provided, however, that notwithstanding the foregoing, holders of any series of preferred stock may take action by written consent to the extent provided in a preferred stock designation with respect to such series.
See Article VIII Section A and Section B of Liberty Media’s certificate of incorporation.

necessary to authorize or take such action at a meeting shall be delivered to the corporation in accordance with Section 228 of the DGCL.
Sirius XM Holdings does not restrict the rights of stockholders to act by written consent in its certificate of incorporation.
by written consent, if and to the extent expressly so provided by the applicable certificate(s) of designation relating to such series of preferred stock. See Article TWELFTH, paragraph (1) of Annex H.
Exclusive Forum
None.	None.	Unless New Sirius consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (or if such court does not have subject matter jurisdiction another state or federal court (as appropriate) located within the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for any (a) any derivative action or proceeding brought on behalf of New Sirius, (b) any action asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee or stockholder of New Sirius to New Sirius, New Sirius’ stockholders, creditors or other constituents, (c) any action asserting a claim against New Sirius, or any current or former director or officer arising pursuant to any provision of the DGCL or New Sirius’ amended and restated charter or New Sirius’ amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery; (d) any action or proceeding to interpret, apply, enforce or determine the validity of New Sirius’ amended and restated charter or New Sirius’ amended and restated bylaws or any provision thereof; (e) any action asserting a claim governed by

Liberty SiriusXM Common Stock Under Liberty Media’s Certificate of Incorporation and Bylaws	Sirius XM Common Stock Under Sirius XM Holdings’ Certificate of Incorporation and Bylaws	New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
the internal affairs doctrine, or (f) any action or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL, in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. Unless New Sirius consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under federal securities laws. See Article FOURTEENTH of Annex H.
Other Provisions of New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws
New Sirius’ amended and restated charter and amended and restated bylaws also contain the following terms. All holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock are urged to read carefully the relevant provision of the DGCL and New Sirius’ amended and restated charter and amended and restated bylaws, which will be substantially in the forms attached as Annex H and Annex I.
Preferred Stock
New Sirius’ amended and restated charter will authorize the board of directors of New Sirius to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:
•
the designation of the series;

•
the number of shares constituting such series, which number may be subsequently increased or decreased (but not below the number of such shares of such series of preferred stock then outstanding), by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of New Sirius entitled to vote thereon, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to New Sirius’ amended and restated charter (including any certificate of designation relating to any series of preferred stock);

•
the powers (including voting powers, if any) of the shares of the series; and

•
the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, by resolution or resolutions adopted by the New Sirius board of directors providing for the issue of such series of preferred stock.

New Sirius believes that the ability of its board of directors to issue one or more series of its preferred stock will provide it with sufficient flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise from time to time. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which New Sirius’ securities may be listed or traded.
Although New Sirius’ board of directors has no intention at the present time of doing so, it may issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. New Sirius’ board of directors will make any determination to issue such shares based upon its judgment as to the best interests of New Sirius’ stockholders. The New Sirius board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.
Limitation on Liability and Indemnification
A director or officer of New Sirius will not be held personally liable to New Sirius or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except in accordance with Section 102(b)(7) of the DGCL for any liability of: (a) a director or officer for any breach of the director’s or officer’s duty of loyalty to New Sirius or its stockholders, (b) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) a director under Section 174 of the DGCL, (d) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (e) an officer in any action by or in the right of New Sirius. If the DGCL is amended after the effective date of New Sirius’ amended and restated charter to authorize corporate action further eliminating or limiting the personal liability of directors and/or officers, then the liability of a director or an officer of New Sirius, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. In addition, New Sirius will indemnify, in the manner and to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or complete action, suit or proceeding, whether or not by or in the right of New Sirius, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of New Sirius, or is or was serving at the request of New Sirius as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) incurred by such person. New Sirius may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification provided pursuant to New Sirius’ amended and restated charter shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses shall be paid by New Sirius in advance of the final disposition of such action, suit or proceeding. Notwithstanding anything in New Sirius’ amended and restated charter to the contrary, New Sirius will be required to indemnify or make advances to a person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if the action, suit or proceeding (or part thereof) was authorized by New Sirius’ board of directors or committee thereof.
Supermajority Voting Provisions
In addition to the voting provisions discussed under “— Comparison of Stockholder Rights — New Sirius Common Stock Under New Sirius’ Amended and Restated Charter and Amended and Restated Bylaws — Voting Rights of Common Stock” above and the supermajority voting provisions discussed under “— Amendment of Certificate of Incorporation” and “— Amendment of Bylaws” above, New Sirius’ amended and restated charter and amended and restated bylaws will provide that, subject to the rights of the holders of any series of its preferred stock, an enhanced requirement of the affirmative vote of the holders of at least 66 2∕3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to:
•
alter, amend, repeal or rescind, in whole or in part, any provision of New Sirius’ amended and restated bylaws or to adopt any provision inconsistent therewith;

•
amend, alter, change or repeal, in whole or in part, or adopt any provision inconsistent with, the following provisions of the New Sirius charter:

•
Article SIXTH — no preemptive rights

•
Article SEVENTH — business and affairs of the corporation managed by the board of directors; classified board; filling of vacancies and newly created directorships

•
Article EIGHTH — amendment of the bylaws

•
Article NINTH — amendment of the certificate of incorporation

•
Article ELEVENTH — exculpation and indemnification of directors, officers and employees, as applicable

•
Article TWELFTH — no stockholder action by written consent (subject to the rights of holders of preferred stock, as applicable)

•
Article THIRTEENTH — contracts that confer third-party beneficiary status upon the stockholders of New Sirius may provide that New Sirius or its designees are the agents of the stockholders

•
Article FOURTEENTH — exclusive forum to be the Court of Chancery of the State of Delaware or the federal district courts (in respect of any complaint asserting a cause of action arising under federal securities laws)

•
Article FIFTEENTH — New Sirius expressly elects to be governed by Section 203 of the DGCL.

Where the enhanced voting requirement does not apply, stockholder approval will be as required by the DGCL (generally, approval by a majority of the voting power of the outstanding stock entitled to vote thereon, subject to rights of classes or series of stock (if applicable)).
Federal Securities Law Consequences
The issuance of shares of New Sirius Common Stock in the Split-Off will be registered under the Securities Act, and the shares of New Sirius Common Stock so issued will be freely transferable under the Securities Act, except for shares of New Sirius Common Stock issued to any person who is deemed to be an “affiliate” of New Sirius after completion of the Split-Off. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with New Sirius and may include directors and significant stockholders of New Sirius. Affiliates may not sell their shares of New Sirius Common Stock, except:
•
pursuant to an effective registration statement under the Securities Act covering the resale of those shares;

•
in compliance with Rule 144 under the Securities Act; or

•
pursuant to any other applicable exemption under the Securities Act.

The registration statement on Form S-4, of which this proxy statement/notice/prospectus/information statement forms a part, will not cover the resale of shares of New Sirius Common Stock to be received by its affiliates.

U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion summarizes the U.S. federal income tax consequences of (a) the Split-Off to holders of Liberty SiriusXM Common Stock that exchange their shares of Liberty SiriusXM Common Stock for shares of New Sirius Common Stock pursuant to the Split-Off and (b) the Merger to holders of Sirius XM Common Stock that exchange their shares of Sirius XM Common Stock for shares of New Sirius Common Stock pursuant to the Merger.
This discussion is based on the Code, applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as in effect as of the date of this document, and all of which are subject to change at any time, possibly with retroactive effect. This discussion addresses only those stockholders who hold their shares of Liberty SiriusXM Common Stock or Sirius XM Common Stock, as applicable, as capital assets within the meaning of the Code. This discussion is limited to stockholders that are U.S. holders (as defined below). Further, this discussion does not discuss all tax considerations that may be relevant to holders of Liberty SiriusXM Common Stock or Sirius XM Common Stock in light of their particular circumstances, nor does it address any tax consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes), persons who acquired their shares of Liberty SiriusXM Common Stock or Sirius XM Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, U.S. expatriates, foreign pension funds, financial institutions, insurance companies, controlled foreign corporations, passive foreign investment companies, dealers or traders in securities, persons that have a functional currency other than the U.S. dollar, and persons who hold their shares of Liberty SiriusXM Common Stock or Sirius XM Common Stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes. This discussion does not address any U.S. federal estate, gift, or other non-income tax consequences, any state, local, or foreign tax consequences, or the Medicare tax on net investment income.
If a partnership (including an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds shares of Liberty SiriusXM Common Stock or Sirius XM Common Stock, the tax treatment of a partner, member, or other beneficial owner of such partnership or other pass-through entity will generally depend upon the status of the partner, member, or other beneficial owner, the activities of the partnership or other pass-through entity, and certain determinations made at the partner, member, or other beneficial owner level. If you are a partner, member, or other beneficial owner of a partnership or other pass-through entity holding shares of Liberty SiriusXM Common Stock or Sirius XM Common Stock, you are urged to consult your tax advisor regarding the tax consequences of the Split-Off and the Merger.
For purposes of this section, a U.S. holder is a beneficial owner of Liberty SiriusXM Common Stock or Sirius XM Common Stock that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or a resident of the U.S.; (b) a corporation, or other entity subject to tax as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, if (i) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable U.S. Treasury Regulations to be treated as a U.S. person.
All holders of Liberty SiriusXM Common Stock and Sirius XM Common Stock are urged to consult their tax advisors as to the particular tax consequences to them as a result of the Split-Off and the Merger.
Tax Opinions
The completion of the Split-Off and the Merger are conditioned upon the receipt by Liberty Media of (a) the opinion of Skadden Arps, dated as of the Redemption Date and in form and substance reasonably acceptable to Liberty Media, to the effect that, for U.S. federal income tax purposes, (i) the Split-Off Transactions will qualify as a transaction that is generally tax-free under Section 355, Section 368(a)(1)(D) and related provisions of the Code, (ii) no income, gain or loss will be recognized by Liberty Media upon the receipt of New Sirius Common Stock in the Contribution or the distribution of New Sirius Common

Stock pursuant to the Split-Off (except as a result of certain items of income, gain, deduction or loss (A) recognized with respect to the deemed exchange, for U.S. federal income tax purposes, of certain New Sirius Liabilities or (B) that are not excludable by reason of the qualification of the Split-Off Transactions as a reorganization and are taken into account pursuant to the consolidated return regulations), and (iii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty SiriusXM Common Stock upon the receipt of shares of New Sirius Common Stock in the Split-Off (except with respect to the receipt of any cash in lieu of fractional shares), and (b) the opinion of Skadden Arps, dated as of the Merger Effective Date and in form and substance reasonably acceptable to Liberty Media, to the effect that, under current U.S. federal income tax law, the exchange of Sirius XM Common Stock for New Sirius Common Stock pursuant to the Merger, taken together with the Contribution, will qualify as a transaction described in Section 351 of the Code. The completion of the Merger is further conditioned upon the receipt by Sirius XM Holdings of the opinion of Simpson Thacher, dated as of the Merger Effective Date and in form and substance reasonably acceptable to Sirius XM Holdings, to the effect that, under current U.S. federal income tax law, the exchange of Sirius XM Common Stock for New Sirius Common Stock pursuant to the Merger, taken together with the Contribution, will qualify as a transaction described in Section 351 of the Code.
The conditions to the completion of the Split-Off and the Merger described in the preceding paragraph may not be waived by Liberty Media or Sirius XM Holdings. The opinions of Skadden Arps and Simpson Thacher will be based on the law in effect as of the time of the Split-Off and the Merger and will rely on certain assumptions, as well as statements, representations, and undertakings made by officers of Liberty Media, New Sirius, Sirius XM Holdings and certain other individuals. These assumptions, statements, representations, and undertakings are expected to relate to, among other things, the parties’ business reasons for engaging in the Split-Off and the Merger, the conduct of certain business activities by Liberty Media and New Sirius, and the plans and intentions of Liberty Media and New Sirius to continue conducting those business activities and not to materially modify their ownership or capital structure following the Split-Off and the Merger. If any of those statements, representations, or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinions of Skadden Arps or Simpson Thacher are based are materially different from the actual facts that exist at the time of the Split-Off and the Merger, the conclusions reached in such opinions could be adversely affected.
The parties do not intend to seek a ruling from the IRS regarding the U.S. federal income tax treatment of the Split-Off or the Merger. The legal authorities upon which the opinions of Skadden Arps and Simpson Thacher will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. Opinions of counsel are not binding on courts or the IRS, and there can be no assurance that the IRS will not challenge the conclusions reached in such opinions or that a court would not sustain such a challenge.
U.S. Federal Income Tax Treatment of the Split-Off
Assuming, consistent with the opinion of Skadden Arps, that the Split-Off Transactions qualify as a generally tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code, then, for U.S. federal income tax purposes:
•
subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by Liberty Media with respect to the New Sirius Common Stock distributed pursuant to the Split-Off;

•
except with respect to the receipt of cash in lieu of fractional shares of New Sirius Common Stock, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Liberty SiriusXM Common Stock upon the receipt of shares of New Sirius Common Stock pursuant to the Split-Off;

•
the aggregate tax basis of the shares of New Sirius Common Stock received in the Split-Off by a holder of Liberty SiriusXM Common Stock will equal the aggregate tax basis of the shares of Liberty SiriusXM Common Stock exchanged therefor; and

•
the holding period of the shares of New Sirius Common Stock received in the Split-Off by a holder of Liberty SiriusXM Common Stock will include the holding period of the shares of Liberty SiriusXM Common Stock exchanged therefor.

Stockholders who have acquired different blocks of Liberty SiriusXM Common Stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis among, and the holding period of, the shares of New Sirius Common Stock received in exchange for such blocks of Liberty SiriusXM Common Stock.
Stockholders who receive cash in lieu of a fractional share of New Sirius Common Stock in the Split-Off will generally be treated as having received such fractional share in the Split-Off and then as having sold such fractional share for the cash received. Taxable gain or loss will be recognized in an amount equal to the difference between (a) the amount of cash received in lieu of the fractional share and (b) the stockholder’s tax basis in the fractional share, as described above. Such gain or loss will generally be long-term capital gain or loss if the stockholder’s holding period for the fractional share, as described above, exceeds one year at the effective time of the Split-Off. Long-term capital gains are generally subject to preferential U.S. federal income tax rates for certain non-corporate U.S. stockholders. The deductibility of capital losses is subject to limitations under the Code.
If the Split-Off were determined not to qualify under Section 355 of the Code, Liberty Media would generally be subject to tax as if it sold the shares of New Sirius Common Stock distributed in the Split-Off in a taxable transaction. Liberty Media would recognize taxable gain in an amount equal to the excess of (a) the total fair market value of all shares of New Sirius Common Stock distributed in the Split-Off over (b) Liberty Media’s aggregate tax basis in such shares of New Sirius Common Stock. A holder of Liberty SiriusXM Common Stock who receives shares of New Sirius Common Stock in the Split-Off would be treated as either (a) recognizing capital gain or loss equal to the difference between the fair market value of the shares of New Sirius Common Stock received and the stockholder’s tax basis in Liberty SiriusXM Common Stock exchanged therefor or, in certain circumstances, (b) receiving a taxable distribution in an amount equal to the total fair market value of the shares of New Sirius Common Stock received, which would generally be taxed (i) as a dividend to the extent of Liberty Media’s current and accumulated earnings and profits, then (ii) as a non-taxable return of capital to the extent of the stockholder’s tax basis in its shares of Liberty SiriusXM Common Stock with respect to which the distribution was made, and thereafter (iii) as capital gain with respect to the remaining value. If the Split-Off were determined not to qualify under Section 355 of the Code, a stockholder would have a tax basis in its shares of New Sirius Common Stock following the Split-Off equal to the fair market value of such stock. Certain stockholders may be subject to special rules governing taxable distributions, such as those that relate to the dividends received deduction, extraordinary dividends, and qualified dividend income.
Even if the Split-Off Transactions otherwise qualify under Section 355, Section 368(a)(1)(D) and related provisions of the Code, the Split-Off would result in a significant U.S. federal income tax liability to Liberty Media (but not to holders of Liberty SiriusXM Common Stock) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of Liberty Media or New Sirius (or any successor corporation) (excluding, for this purpose, the acquisition of New Sirius Common Stock by holders of Liberty SiriusXM Common Stock in the Split-Off, but including the acquisition of New Sirius Common Stock by holders of Sirius XM Common Stock in the Merger) as part of a plan or series of related transactions that includes the Split-Off. Any acquisition of the stock of Liberty Media or New Sirius (or any successor corporation) within two years before or after the Split-Off would generally be presumed to be part of a plan that includes the Split-Off, although the parties may be able to rebut that presumption under certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Notwithstanding the opinion of Skadden Arps described above, Liberty Media or New Sirius might inadvertently cause or permit a prohibited change in the ownership of Liberty Media or New Sirius to occur. If the Split-Off were determined to be taxable to Liberty Media under Section 355(e) of the Code, Liberty Media would recognize taxable gain in an amount equal to the excess of (a) the total fair market value of all shares of New Sirius Common Stock distributed in the Split-Off over (b) Liberty Media’s aggregate tax basis in such shares of New Sirius Common Stock.
Pursuant to the Tax Sharing Agreement, New Sirius will be required to indemnify Liberty Media, its subsidiaries, and certain related persons for taxes and losses (other than any taxes or tax-related losses that result from Section 355(e) of the Code applying to the Split-Off as a result of the Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Media) resulting from the failure of the Split-Off Transactions to qualify under Section 355, Section 368(a)(1)(D) and related provisions of the Code, to the extent that such taxes and losses (a) result primarily from, individually or in the aggregate, the breach of certain covenants made by New Sirius (applicable to actions or failures to act by New Sirius and its subsidiaries following the completion of the Split-Off), (b) result primarily from, individually or in the aggregate, the failure of certain representations made by Sirius XM Holdings in support of the opinion of Skadden Arps regarding the generally tax-free status of the Split-Off Transactions to be true and correct, or (c) result from the application of Section 355(e) of the Code to the Split-Off as a result of the treatment of the Split-Off as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of New Sirius (or any successor corporation), except, in the case of clauses (a) and (b), if such taxes and losses result from an action required to be taken pursuant to the Transaction Agreements. Pursuant to Liberty Media’s management and allocation policies, following the completion of the Split-Off and the Merger, the cash for the payment of any taxes and losses resulting from the Split-Off Transactions, which are not allocated to and paid by New Sirius pursuant to the Tax Sharing Agreement, generally would be drawn from funds attributed to the Liberty Live Group, except that cash for the payment of any taxes and losses (a) resulting primarily from a breach by Liberty Media following the Split-Off Transactions of any contractual covenants made by Liberty Media in connection with the Split-Off Transactions or (b) resulting from Section 355(e) of the Code applying to the Split-Off Transactions as a result of the Split-Off Transactions being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Liberty Media shall, in each case, be drawn proportionately from funds attributed to the Formula One Group and the Liberty Live Group based upon the relative market capitalizations of Liberty Formula One Common Stock and Liberty Live Common Stock (in each case, determined based upon the volume weighted average price for the shares of FWONK or the shares of LLYVK, as applicable, over the first three trading days following the commencement of regular way trading of each such series of stock after the completion of the Split-Off Transactions multiplied by the number of outstanding shares of Liberty Formula One Common Stock or Liberty Live Common Stock, as applicable, immediately following the completion of the Split-Off).
Information Reporting
A holder of Liberty SiriusXM Common Stock who owns at least 5% of the outstanding stock of Liberty Media (measured by vote or value) immediately before the Split-Off and who receives shares of New Sirius Common Stock pursuant to the Split-Off will generally be required to attach to such stockholder’s U.S. federal income tax return for the year in which the Split-Off occurs a statement setting forth certain information relating to the Split-Off, including (a) the aggregate tax basis of such stockholder’s shares of Liberty SiriusXM Common Stock exchanged in the Split-Off, if any, and (b) the aggregate fair market value of such stockholder’s shares of New Sirius Common Stock received in the Split-Off. Stockholders should consult their tax advisors to determine whether they are required to provide the foregoing statement.
U.S. Federal Income Tax Treatment of the Merger and Compensatory Payment Rights
As described above under “— Tax Opinions,” the completion of the Merger is conditioned upon the receipt by Liberty Media and Sirius XM Holdings of the opinions of Skadden Arps and Simpson Thacher, respectively, to the effect that, for U.S. federal income tax purposes, the exchange of Sirius XM Common Stock for New Sirius Common Stock pursuant to the Merger, taken together with the Contribution, will qualify as a transaction described in Section 351 of the Code. No assurance can be given that the Merger will so qualify. Further, no assurance can be given that the IRS will not challenge the intended U.S. federal tax treatment of the Merger or that a court would not sustain such a challenge.
Assuming, consistent with the discussion below, that the receipt of the Compensatory Payment Rights (as defined below) is treated as an “open transaction” and assuming, consistent with the opinions of Skadden Arps and Simpson Thacher, that the Merger, taken together with the Contribution, qualifies as a transaction described in Section 351 of the Code, then, for U.S. federal income tax purposes, a U.S. holder of Sirius XM Common Stock:

•
will not recognize any income, gain or loss upon the exchange of shares of Sirius XM Common Stock for New Sirius Common Stock in the Merger;

•
will have a tax basis in the New Sirius Common Stock received in the Merger equal to the tax basis of Sirius XM Common Stock surrendered in exchange therefor; and

•
will have a holding period for shares of New Sirius Common Stock received in the Merger that includes its holding period for its shares of Sirius XM Common Stock surrendered in exchange therefor.

Stockholders who have acquired different blocks of Sirius XM Common Stock at different times or at different prices should consult their tax advisor regarding the determination of the tax bases and holding period of the particular shares of New Sirius Common Stock received in the Merger.
Stockholders who receive cash in lieu of a fractional share of New Sirius Common Stock in the Merger will generally be treated as having received such fractional share in the Merger and then as having sold such fractional share for the cash received. Taxable gain or loss will be recognized in an amount equal to the difference between (a) the amount of cash received in lieu of the fractional share and (b) the stockholder’s tax basis in the fractional share, as described above. Such gain or loss will generally be long-term capital gain or loss if the stockholder’s holding period for the fractional share, as described above, exceeds one year at the effective time of the Merger. Long-term capital gains are generally subject to preferential U.S. federal income tax rates for certain non-corporate U.S. stockholders. The deductibility of capital losses is subject to limitations under the Code.
As described above under “Transaction Agreements — Reorganization Agreement — Compensatory Payment,” the holders of Sirius XM Common Stock immediately prior to the completion of the Merger (other than Liberty Media, New Sirius or any of their subsidiaries) (Public Holders) may be entitled in certain circumstances to payments in respect of Transaction Litigation or the Specified Litigation Matter (such entitlement, the Compensatory Payment Rights). There is no authority directly on point addressing the treatment of the receipt of rights with the characteristics of the Compensatory Payment Rights. Whether such rights are subject to tax upon the receipt of the rights and/or upon the receipt of payments under such rights depends on whether the Compensatory Payment Rights should be treated for U.S. federal income tax purposes as a “closed transaction,” an “open transaction,” or in some other manner, and such questions are inherently factual in nature. Pursuant to U.S. Treasury Regulations addressing contingent payment obligations analogous to the Compensatory Payment Rights, if the fair market value of the Compensatory Payment Rights is “reasonably ascertainable,” a Public Holder should treat the receipt of a Compensatory Payment Right as a “closed transaction.” On the other hand, if the fair market value of the Compensatory Payment Rights cannot be reasonably ascertained, a Public Holder should treat the receipt of a Compensatory Payment Right as an “open transaction.” These U.S. Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable.
Under “closed transaction” treatment, a Public Holder would generally be treated under Section 304 of the Code as receiving a payment in redemption of New Sirius Common Stock on the Merger Effective Date in an amount equal to the fair market value (determined as of the Merger Effective Date) of such holder’s Compensatory Payment Right. Depending on the Public Holder’s particular circumstances, the Public Holder may be treated as either (a) recognizing capital gain or loss equal to the difference between the fair market value of such holder’s Compensatory Payment Right and its tax basis in the New Sirius Common Stock deemed exchanged therefor (with the basis of such New Sirius Common Stock determined as if such stock were received in the Merger in exchange for Sirius XM Common Stock, as described above) or (b) receiving a distribution in an amount equal to the fair market value of such holder’s Compensatory Payment Right, which would generally be taxed (i) as a dividend to the extent of New Sirius’ and Sirius XM Holdings’ current and accumulated earnings and profits, then (ii) as a non-taxable return of capital to the extent of such holder’s tax basis in its shares of New Sirius Common Stock, and thereafter (iii) as capital gain with respect to the remaining value.
Under “open transaction” treatment, a Public Holder would generally not be treated as receiving a payment in redemption of New Sirius Common Stock on the Merger Effective Date. Instead, each future cash payment (if any) made in respect of such holder’s Compensatory Payment Right would generally be characterized as a payment in redemption of New Sirius Common Stock at the time of such payment. Depending on the Public Holder’s particular circumstances, any such redemption may be treated as a sale or exchange of New Sirius Common Stock or as a distribution, as described in the preceding paragraph. To the extent a payment is treated as a sale or exchange, a portion of such payment may be taxed as interest income.
New Sirius intends to treat the receipt of the Compensatory Payment Rights as an “open transaction.” New Sirius’ views and actions are not dispositive with respect to the tax treatment of the Compensatory Payment Rights and are not binding on the IRS. Public Holders are urged to consult their tax advisors regarding the proper characterization of the Compensatory Payment Rights and the tax consequences thereof.

DESCRIPTION OF CERTAIN INDEBTEDNESS
The following is a summary of certain indebtedness of New Sirius and its consolidated subsidiaries (assuming that the Transactions have been completed) and does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements related thereto, including the definitions of certain terms therein, which are incorporated by reference into this proxy statement/notice/prospectus/information statement. In addition to the below summary, for information regarding outstanding indebtedness of Sirius XM Radio, please refer to Sirius XM Holdings’ consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and Annual Report on Form 10-K for the year ended December 31, 2023, which are incorporated by reference into this proxy statement/notice/prospectus/information statement. See the section entitled “Additional Information — Where You Can Find More Information.”
Following completion of the Transactions, New Sirius and its consolidated subsidiaries will have significant indebtedness outstanding.
New Sirius
3.75% Convertible Senior Notes due 2028
Concurrently with the completion of the Split-Off, New Sirius will enter into a supplemental indenture by which New Sirius will assume all obligations under Liberty Media’s 3.75% convertible senior notes due 2028 (the 3.75% Convertible Senior Notes due 2028). The 3.75% Convertible Senior Notes due 2028 were issued by Liberty Media on March 10, 2023 and are attributed to the Liberty SiriusXM Group. Subject to certain terms and conditions, the 3.75% Convertible Senior Notes due 2028 are convertible, at Liberty Media’s election, into cash, shares of LSXMA or a combination of cash and shares of LSXMA.
As of March 31, 2024, the conversion rate for the 3.75% Convertible Senior Notes due 2028 was 35.4563 shares of LSXMA per $1,000 principal amount of notes, equivalent to a conversion price of approximately $28.20 per share of LSXMA. In connection with the Split-Off and the supplemental indenture, the shares issuable upon conversion of the 3.75% Convertible Senior Notes due 2028 will be changed from LSXMA shares to shares of New Sirius Common Stock and the conversion rate will be adjusted to reflect the Redemption.
As of March 31, 2024, the principal amount of outstanding 3.75% Convertible Senior Notes due 2028 was approximately $575 million.
2.75% Exchangeable Senior Debentures due 2049
Concurrently with the completion of the Split-Off, New Sirius will enter into a supplemental indenture by which New Sirius will assume all obligations under Liberty Media’s 2.75% exchangeable senior debentures due 2049 (the 2.75% Exchangeable Senior Debentures due 2049). The 2.75% Exchangeable Senior Debentures due 2049 were issued by Liberty Media on November 26, 2019 and are attributed to the Liberty SiriusXM Group. Subject to certain terms and conditions, upon an exchange of debentures, Liberty Media, at its option, may deliver shares of Sirius XM Common Stock, shares of LSXMK, cash or a combination of shares of Sirius XM Common Stock, shares of LSXMK and/or cash. The number of shares of Sirius XM Common Stock attributable to a debenture represents an initial exchange price of approximately $8.62 per share. A total of approximately 70 million shares of Sirius XM Common Stock are attributable to the 2.75% Exchangeable Senior Debentures due 2049. In connection with the Split-Off and the supplemental indenture, the shares issuable upon exchange of the 2.75% Exchangeable Senior Debentures due 2049 will be changed to shares of New Sirius Common Stock to reflect the Merger Consideration.
The 2.75% Exchangeable Senior Debentures due 2049 may be redeemed by Liberty Media (or, following the Split-Off, New Sirius), in whole or in part, on or after December 1, 2024. Holders of the 2.75% Exchangeable Senior Debentures due 2049 have the right to require Liberty Media (or, following the Split-Off, New Sirius) to purchase their debentures on December 1, 2024. Pursuant to the terms of the 2.75% Exchangeable Senior Debentures due 2049, as a result of the Split-Off, holders of the 2.75% Exchangeable Senior Debentures due 2049 will also have the right to require New Sirius (as issuer by assumption of the

2.75% Exchangeable Senior Debentures due 2049) to repurchase the 2.75% Exchangeable Senior Debentures due 2049 after completion of the Split-Off. The redemption and purchase price of the 2.75% Exchangeable Senior Debentures due 2049 will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. To the extent the 2.75% Exchangeable Senior Debentures due 2049 remain outstanding following expiration of the holders’ repurchase rights (and assuming no redemption right is exercised), the 2.75% Exchangeable Senior Debentures due 2049 will remain outstanding as indebtedness of New Sirius.
As of March 31, 2024, the adjusted principal amount of the 2.75% Exchangeable Senior Debentures due 2049 was approximately $585 million.
New Sirius’ Subsidiaries
Sirius XM Radio Term Loan A
On January 26, 2024, Sirius XM Radio entered into an amendment (Amendment No. 9) to its existing credit facility (the Sirius XM Radio Credit Agreement) that provides for the Sirius XM Radio Term Loan A in a principal amount of $1.1 billion arranged by BofA Securities, Inc., Morgan Stanley Senior Funding, Inc. and JPMorgan Chase Bank, N.A.
Prior to Amendment No. 9, the Sirius XM Radio Credit Agreement consisted of a (i) $1.75 billion senior secured revolving credit facility, from which Sirius XM could borrow and reborrow from time to time, and (ii) a $500 million incremental term loan, borrowings from each of which Sirius XM could use for working capital and other general corporate purchases, including share repurchases, dividends and the financing of acquisitions. Amendment No. 9 provides for certain changes to the Sirius XM Radio Credit Agreement, including the addition of the Sirius XM Radio Term Loan A in a principal amount of $1.1 billion. The obligations under the Sirius XM Radio Credit Agreement remain guaranteed by Sirius XM Radio’s material domestic subsidiaries, and are secured by a lien on substantially all of Sirius XM Radio’s assets and the assets of its material domestic subsidiaries, subject to certain exceptions. Subject to satisfaction of certain customary borrowing conditions, the Sirius XM Radio Term Loan A may be used to repay the Margin Loan and fund any required repurchases under the 2.75% Exchangeable Senior Debentures due 2049.
For more information regarding the debt of Sirius XM Radio and its subsidiaries, please refer to Sirius XM Holdings’ consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and Annual Report on Form 10-K for the year ended December 31, 2023, which are incorporated by reference into this proxy statement/notice/prospectus/information statement. See the section entitled “Additional Information — Where You Can Find More Information.”

ADDITIONAL INFORMATION
Legal Matters
Legal matters relating to the validity of the securities to be issued in the Transactions will be passed upon by O’Melveny & Myers LLP. Legal matters relating to the U.S. federal income tax consequences of the Transactions will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.
Experts
New Sirius
The combined financial statements of Liberty Sirius XM Holdings Inc. as of December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023 have been included herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing.
Liberty Media
The consolidated financial statements of Liberty Media and subsidiaries as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 have been incorporated by reference in this proxy statement/notice/prospectus/information statement, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference, and upon authority of such firm as experts in accounting and auditing.
Sirius XM Holdings
The consolidated financial statements of Sirius XM Holdings and subsidiaries as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 have been incorporated by reference in this proxy statement/notice/prospectus/information statement, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference, and upon authority of such firm as experts in accounting and auditing.
Householding Information
Each of Liberty Media and Sirius XM Holdings has adopted a procedure, approved by the SEC, called “householding.” Under this procedure, stockholders of record entitled to receive this proxy statement/notice/prospectus/information statement who have the same address and last name will receive only one copy of this proxy statement/notice/prospectus/information statement, unless Liberty Media or Sirius XM Holdings, as applicable, is notified that one or more of these stockholders wishes to continue receiving individual copies. This procedure will reduce Liberty Media’s and Sirius XM Holdings’ respective printing costs and postage fees.
If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of this proxy statement/notice/prospectus/information statement or if you hold Liberty Media’s or Sirius XM Holdings’, as applicable, voting stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact Broadridge Financial Solutions, Inc. by writing to Broadridge Financial Solutions, Inc., Attn: Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling, toll-free in the U.S., 1-866-540-7095. If you participate in householding and wish to receive a separate copy of this proxy statement/notice/prospectus/information statement or if you do not wish to continue to participate in householding and prefer to receive separate copies of these documents in the future, please contact Broadridge Financial Solutions, Inc. as indicated above.

Stockholder Proposals
New Sirius
New Sirius’ first annual meeting of stockholders following the Merger Effective Time is currently expected to be held during May or June 2025. In order to be eligible for inclusion in New Sirius’ proxy materials for such annual meeting, any stockholder proposal must be submitted in writing to New Sirius’ Corporate Secretary and received at New Sirius’ executive offices at 1221 Avenue of the Americas, 35th Floor, New York, NY 10020, by the close of business on or after February 21, 2025 but no later than March 13, 2025, unless a later date is determined and announced in connection with the actual scheduling of the annual meeting.
All stockholder proposals for inclusion in New Sirius’ proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, New Sirius’ amended and restated charter and amended and restated bylaws and Delaware law.
Liberty Media
Based solely on the June 10, 2024 date of Liberty Media’s annual meeting of stockholders for the calendar year 2024 and the April 25, 2024 date of Liberty Media’s proxy statement for the 2024 annual meeting, (a) a stockholder proposal must have been submitted in writing to Liberty Media’s Corporate Secretary and received at Liberty Media’s executive offices at 12300 Liberty Boulevard, Englewood, Colorado 80112, by the close of business on December 30, 2024 in order to be eligible for inclusion in Liberty Media’s proxy materials for the annual meeting of stockholders for the calendar year 2025 (the 2025 annual meeting), and (b) a stockholder proposal, or any nomination by stockholders of a person or persons for election to the board of directors, must be received at Liberty Media’s executive offices at the foregoing address not earlier than March 12, 2025 and not later than April 11, 2025 to be considered for presentation at the 2025 annual meeting. Liberty Media currently anticipates that the 2025 annual meeting will be held during the second quarter of 2025. If the 2025 annual meeting takes place more than 30 days before or 30 days after June 10, 2025 (the anniversary of the 2024 annual meeting), a stockholder proposal, or any nomination by stockholders of a person or persons for election to the Liberty Media board of directors, will instead be required to be received at Liberty Media’s executive offices at the foregoing address not later than the close of business on the tenth day following the first day on which notice of the date of the 2025 annual meeting is communicated to stockholders or public disclosure of the date of the 2025 annual meeting is made, whichever occurs first, in order to be considered for presentation at the 2025 annual meeting. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Liberty Media nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than April 11, 2025.
All stockholder proposals for inclusion in Liberty Media’s proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, Liberty Media’s certificate of incorporation and bylaws and Delaware law.
Where You Can Find More Information
New Sirius is filing the registration statement with the SEC under the Securities Act with respect to the shares of New Sirius Common Stock to be offered by this proxy statement/notice/prospectus/information statement. This proxy statement/notice/prospectus/information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules thereto. For further information with respect to New Sirius, please refer to the registration statement, including its exhibits and schedules. Statements made in this proxy statement/notice/prospectus/information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.
Each of Liberty Media and Sirius XM Holdings is, and New Sirius will become, subject to the information and reporting requirements of the Exchange Act. In accordance with the Exchange Act, each of Liberty Media and Sirius XM Holdings files, and New Sirius will file, periodic reports, proxy statements and other information with the SEC. You may inspect any document that Liberty Media, Sirius XM

Holdings or New Sirius files with the SEC, including the registration statement and its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. New Sirius’ website will be www.siriusxm.com, Liberty Media’s website is www.libertymedia.com and Sirius XM Holdings’ website is www.siriusxm.com, and each of New Sirius, Liberty Media and Sirius XM Holdings intend to make its periodic reports and other information filed with or furnished to the SEC available, free of charge, through its website, as soon as reasonably practicable after its reports and other information are electronically filed with or furnished to the SEC. Information contained on any website referenced in this proxy statement/notice/prospectus/information statement is not incorporated by reference in this proxy statement/notice/prospectus/information statement and does not constitute a part of this proxy statement/notice/prospectus/information statement. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/notice/prospectus/information statement at these websites only for your convenience.
You may request a copy of any of New Sirius’ or Liberty Media’s filings with the SEC at no cost, by writing or telephoning the office of:
Investor Relations
Liberty Media Corporation
12300 Liberty Blvd.
Englewood, Colorado 80112
Telephone: (877) 772-1518
You may request a copy of any of Sirius XM Holdings’ filings with the SEC at no cost, by writing or telephoning the office of:
Investor Relations
Sirius XM Holdings Inc.
1221 Avenue of the Americas, 35th Floor
New York, New York 10020
Telephone: (212) 584-5100
Before the Split-Off, if you have questions relating to the Split-Off, you should contact the office of Investor Relations of Liberty Media at the address and telephone number listed above.
New Sirius intends to furnish holders of New Sirius Common Stock, Liberty Media furnishes holders of Liberty Media common stock, and Sirius XM Holdings furnishes holders of Sirius XM Common Stock, with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed by, an independent public accounting firm.
The SEC allows each of Liberty Media and Sirius XM Holdings to “incorporate by reference” information into this proxy statement/notice/prospectus/information statement, which means that Liberty Media and Sirius XM Holdings can disclose important information about itself to you by referring you to other documents. The information incorporated by reference is an important part of this proxy statement/notice/prospectus/information statement and is deemed to be part of this document except for any information superseded by the information contained in this document or in any other later filed document incorporated by reference into this document. Documents incorporated by reference herein will be made available to you, at no cost, upon your oral or written request to Liberty Media’s or Sirius XM Holdings’ Investor Relations office, as applicable. Liberty Media incorporates by reference the documents listed below that Liberty Media has previously filed with the SEC (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K):
(a)
Liberty Media’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 28, 2024;

(b)
Liberty Media’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 8, 2024;

(c)
Liberty Media’s Definitive Proxy Statement on Schedule 14A filed on April 25, 2024; and

(d)
Liberty Media’s Current Reports on Form 8-K filed on April 1, 2024 and June 17, 2024 (other than any portion thereof not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

Sirius XM Holdings incorporates by reference the documents listed below that Sirius XM Holdings has previously filed with the SEC (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K):
(a)
Sirius XM Holdings’ Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 1, 2024;

(b)
Sirius XM Holdings’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on April 30, 2024;

(c)
Sirius XM Holdings’ Definitive Proxy Statement on Schedule 14A filed on April 8, 2024; and

(d)
Sirius XM Holdings’ Current Reports on Form 8-K filed on January 3, 2024, January 29, 2024, April 18, 2024, May 23, 2024 and June 17, 2024 (other than any portion thereof not deemed to be filed pursuant to the rules promulgated under the Exchange Act).

In addition, each of Liberty Media and Sirius XM Holdings incorporates by reference into this proxy statement/notice/prospectus/information statement any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/notice/prospectus/information statement and prior to the date on which the Liberty Special Meeting is held (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K). Such documents are considered to be a part of this proxy statement/notice/prospectus/information statement, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
This proxy statement/notice/prospectus/information statement includes and incorporates by reference information concerning Liberty Media and Sirius XM Holdings, each of which is a public company and files reports and other information with the SEC in accordance with the requirements of the Securities Act and the Exchange Act. Information included in, incorporated by reference in or included as an Annex to this proxy statement/notice/prospectus/information statement concerning Liberty Media or Sirius XM Holdings has been derived from the reports and other information filed by the respective company with the SEC. Neither Liberty Media nor New Sirius had a part in the preparation of those reports and other information. You may read and copy any reports and other information filed by these companies as set forth above.
This document is a proxy statement/notice/prospectus/information statement of New Sirius, Liberty Media and Sirius XM Holdings. None of New Sirius, Liberty Media or Sirius XM Holdings has authorized anyone to give any information or make any representation about the Transactions that is different from, or in addition to, that contained in this proxy statement/notice/prospectus/information statement or in any of the materials that is incorporated by reference into this proxy statement/notice/prospectus/information statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/notice/prospectus/information statement reads only as of the date of this proxy statement/notice/prospectus/information statement unless the information specifically indicates that another date applies.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the Three Months Ended March 31,
(in millions, except per share data)	2024	2023
Revenue:
Subscriber revenue	$1,680	$1,691
Advertising revenue	402	375
Equipment revenue	50	46
Other revenue	30	32
Total revenue	2,162	2,144
Operating expenses:
Cost of services:
Revenue share and royalties	703	700
Programming and content	157	150
Customer service and billing	116	122
Transmission	59	49
Cost of equipment	2	3
Subscriber acquisition costs	90	90
Sales and marketing	229	224
Engineering, design and development	86	79
General and administrative	124	161
Depreciation and amortization	155	161
Impairment, restructuring and acquisition costs	32	32
Total operating expenses	1,753	1,771
Income from operations	409	373
Other income (expense), net
Interest expense	(129)	(134)
Other income, net	29	59
Total other expense	(100)	(75)
Income before income taxes	309	298
Income tax expense	(68)	(68)
Net income	241	230
Less: net income attributable to noncontrolling interests	42	37
Net income attributable to Liberty Sirius XM Holdings Inc.	$199	$193
Unaudited pro forma net income attributable to Liberty Sirius XM Holdings Inc. per share – basic	$0.59
See accompanying notes to the unaudited combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)
	For the Three Months Ended March 31,
(in millions)	2024	2023
Net income	$241	$230
Credit risk on fair value debt instrument gains (losses), net of tax	(31)	1
Recognition of previously unrealized gains on debt, net of tax	—	(19)
Foreign currency translation adjustment, net of tax	(9)	—
Total comprehensive income	$201	$212
Less: comprehensive income attributable to noncontrolling interests	42	37
Comprehensive income attributable to Liberty Sirius XM Holdings Inc.	$159	$175
See accompanying notes to the unaudited combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED BALANCE SHEETS
(UNAUDITED)
(in millions)	March 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$135	$306
Receivables, net	614	709
Related party current assets	33	36
Prepaid expenses and other current assets	369	310
Total current assets	1,151	1,361
Property and equipment, net	1,855	1,791
FCC Licenses	8,600	8,600
Other intangible assets, net	1,673	1,710
Goodwill	15,209	15,209
Equity method investments	1,642	715
Other long-term assets	681	670
Total assets	$30,811	$30,056
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,151	$1,303
Accrued interest	75	174
Current portion of deferred revenue	1,162	1,195
Current maturities of debt, including $575 and $574 measured at fair value, respectively (Note 11)	1,080	1,079
Other current liabilities	243	192
Related party current liabilities	85	8
Total current liabilities	3,796	3,951
Long-term deferred revenue	84	88
Long-term debt, including $704 and $688 measured at fair value, respectively (Note 11)	10,056	10,073
Deferred tax liabilities	2,388	2,414
Other long-term liabilities	1,163	428
Total liabilities	17,487	16,954
Commitments and contingencies (Note 14)
Equity:
Parent’s investment	(5,270)	(5,284)
Accumulated other comprehensive income (loss), net of tax	(32)	7
Retained earnings	15,555	15,353
Total parent’s investment	10,253	10,076
Noncontrolling interests	3,071	3,026
Total equity	13,324	13,102
Total liabilities and equity	$30,811	$30,056
See accompanying notes to the unaudited combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF EQUITY
(UNAUDITED)
For the Three Months Ended March 31, 2024
	Total Parent’s Investment
(in millions)	Parent’s investment	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity
Balance at December 31, 2023	(5,284)	15,353	7	3,026	13,102
Net income	—	199	—	42	241
Change in accounting method	—	3	—	—	3
Other comprehensive loss	—	—	(39)	(1)	(40)
Share-based compensation	45	—	—	8	53
Withholding taxes on net share settlements of share-based compensation	(17)	—	—	—	(17)
Dividends paid by subsidiary	—	—	—	(17)	(17)
Shares issued by subsidiary	(13)	—	—	13	—
Other, net	(1)	—	—	—	(1)
Balance at March 31, 2024	$(5,270)	$15,555	$(32)	$3,071	$13,324
See accompanying notes to the unaudited combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF EQUITY
(UNAUDITED)
For the Three Months Ended March 31, 2023
	Total Parent’s Investment
(in millions)	Parent’s investment	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity
Balance at December 31, 2022	$(5,368)	$14,567	$34	$3,138	$12,371
Net income	—	193	—	37	230
Other comprehensive loss	—	—	(18)	—	(18)
Share-based compensation	44	—	—	9	53
Withholding taxes on net share settlements of share-based compensation	(15)	—	—	—	(15)
Transactions with Parent, net (Note 12)	(2)	—	—	—	(2)
Shares repurchased by subsidiary	10	—	—	(76)	(66)
Dividends paid by subsidiary	—	—	—	(17)	(17)
Shares issued by subsidiary	(11)	—	—	11	—
Other, net	(31)	—	—	(12)	(43)
Balance at March 31, 2023	$(5,373)	$14,760	$16	$3,090	$12,493
See accompanying notes to the unaudited combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the Three Months Ended March 31,
(in millions)	2024	2023
Cash flows from operating activities:
Net income	$241	$230
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155	161
Non-cash impairment and restructuring costs	1	8
Unrealized (gains) losses on intergroup interests, net	—	(54)
Realized and unrealized (gains) losses on financial instruments, net	(18)	(2)
Loss (earnings) on unconsolidated entity investments, net	(5)	1
Share-based payment expense	48	48
Deferred income tax (benefit) expense	(17)	(13)
Amortization of right-of-use assets	11	10
Other charges (credits), net	24	4
Changes in operating assets and liabilities:
Receivables and other assets	55	36
Deferred revenue	(37)	(16)
Payables and other liabilities	(194)	(92)
Net cash provided by operating activities	264	321
Cash flows from investing activities:
Additions to property and equipment	(174)	(205)
Other investing activities, net	(180)	(37)
Net cash used in investing activities	(354)	(242)
Cash flows from financing activities:
Taxes paid from net share settlements for stock-based compensation	(17)	(15)
Revolving credit facility borrowings	230	548
Revolving credit facility repayments	(200)	(418)
Proceeds from long-term borrowings, net of costs	—	931
Repayments of long-term borrowings	(67)	(1,215)
Settlement of intergroup interests	—	202
Subsidiary shares repurchased by subsidiary	—	(62)
Dividends paid by subsidiary	(17)	(17)
Transactions with Parent, net (Note 12)	—	(1)
Other financing activities	(2)	37
Net cash used in financing activities	(73)	(10)
Net (decrease) increase in cash, cash equivalents and restricted cash	(163)	69
Cash, cash equivalents and restricted cash at beginning of period(1)	315	370
Cash, cash equivalents and restricted cash at end of period(1)	$152	$439
See accompanying notes to the unaudited combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the Three Months Ended March 31,
(in millions)	2024	2023
Supplemental Disclosure of Cash and Non-Cash Flow Information
Cash paid during the period for:
Interest, net of amounts capitalized	$222	$217
Income taxes paid	$2	$3
Non-cash investing and financing activities:
Finance lease obligations incurred to acquire assets	$—	$4
Accrued tax equity investments	$779	$—

(1)
The following table reconciles cash, cash equivalents and restricted cash per the statement of cash flows to the balance sheet. The restricted cash balances are primarily due to letters of credit which have been issued to the landlords of leased office space. The terms of the letters of credit primarily extend beyond one year.

	For the Three Months Ended March 31,
(in millions)	2024	2023
Cash and cash equivalents	$135	$430
Restricted cash included in Prepaid expenses and other current assets	8	—
Restricted cash included in Other long-term assets	9	9
Total cash, cash equivalents and restricted cash at end of period	$152	$439
See accompanying notes to the unaudited combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
(1)
Business & Basis of Presentation

On December 11, 2023, Liberty Media Corporation (“Liberty” or “Parent”) entered into definitive agreements, which were amended on June 16, 2024, subject to the terms thereof, to redeem each outstanding share of its Liberty SiriusXM common stock in exchange for a number of shares of common stock of a newly formed entity (“the Split-Off”), Liberty Sirius XM Holdings Inc. (“Liberty Sirius XM Holdings”) equal to the exchange ratio, as defined in the Reorganization Agreement dated as of December 11, 2023 (“Exchange Ratio”), by and among Liberty, Liberty Sirius XM Holdings and Sirius XM Holdings (as defined below) (as may be amended from time to time, the “Reorganization Agreement”). The Exchange Ratio will be calculated prior to the effective time of the redemption and is estimated to be approximately 0.83 of a share of Liberty Sirius XM Holdings. Liberty Sirius XM Holdings will be comprised of certain businesses, assets and liabilities attributed to the Liberty SiriusXM Group (“Liberty SiriusXM Group”), which, as of March 31, 2024, include Liberty’s approximate 83% interest in Sirius XM Holdings, Inc. (“Sirius XM Holdings”), corporate cash, Liberty’s 3.75% Convertible Senior Notes due 2028, Liberty’s 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty.
The accompanying combined financial statements represent a combination of the historical financial information of Sirius XM Holdings and the aforementioned assets and liabilities. These combined financial statements refer to the combination of Sirius XM Holdings and the aforementioned assets and liabilities as “Liberty Sirius XM Holdings,” “the Company,” “us,” “we” and “our” in the notes to the combined financial statements. “Sirius XM” refers to Sirius XM Holdings’ wholly owned subsidiary, Sirius XM Radio Inc., and its subsidiaries other than Pandora. “Pandora” refers to Sirius XM’s wholly owned subsidiary Pandora Media, LLC and its subsidiaries. The Split-Off will be accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty SiriusXM common stock. All significant intercompany accounts and transactions have been eliminated in the combined financial statements.
The accompanying (a) combined balance sheet as of December 31, 2023, which has been derived from audited financial statements, and (b) the interim unaudited combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the results for such periods have been included. Interim results are not necessarily indicative of results that may be expected for a full year. These combined financial statements should be read in conjunction with the combined financial statements and notes thereto for the year ended December 31, 2023.
Public companies are required to disclose certain information about their reportable operating segments. Operating segments are defined as significant components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. We have determined that we have two reportable segments as our chief operating decision maker, who is the Chief Executive Officer of Sirius XM Holdings, assesses performance and allocates resources based on the financial results of these segments. Refer to Note 16 for information related to our segments.
We have evaluated events subsequent to the balance sheet date and prior to the filing of this proxy statement/notice/prospectus/information statement and have determined that no events have occurred that would require adjustment to our unaudited combined financial statements. Disclosure of relevant subsequent events have been included throughout these unaudited combined financial statements.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates. Significant estimates inherent in the preparation of the accompanying unaudited combined financial statements include asset impairment, fair value measurement of non-financial instruments, depreciable lives of our satellites, share-based payment expense and income taxes.
Business
Sirius XM Holdings operates two complementary audio entertainment businesses — one of which it refers to as “Sirius XM” and the second of which it refers to as “Pandora and Off-platform”.
Sirius XM
The Sirius XM business features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the United States on a subscription fee basis. Sirius XM packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through Sirius XM Holdings’ two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Satellite radios are primarily distributed through automakers, retailers and Sirius XM Holdings’ website. The Sirius XM service is also available through an in-car user interface, called “360L,” that combines Sirius XM Holdings’ satellite and streaming services into a single, cohesive in-vehicle entertainment experience.
The primary source of revenue from the Sirius XM business is subscription fees, with most of its customers subscribing to monthly, quarterly, semi-annual or annual plans. Sirius XM Holdings also derives revenue from advertising on select non-music channels, which is sold under the SiriusXM Media brand, direct sales of satellite radios and accessories, and other ancillary services. As of March 31, 2024, the Sirius XM business had approximately 33.4 million subscribers.
In addition to the audio entertainment businesses, Sirius XM Holdings provides connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. Sirius XM Holdings also offers a suite of data services that includes graphical weather and fuel prices, a traffic information service, and real-time weather services in boats and airplanes.
Sirius XM holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. (“Sirius XM Canada”). Sirius XM Canada’s subscribers are not included in Sirius XM’s subscriber count or subscriber-based operating metrics.
Pandora and Off-platform
The Pandora and Off-platform business operates a music, comedy and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists, podcasts as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). As of March 31, 2024, Pandora had approximately 5.9 million subscribers.
The majority of revenue from Pandora is generated from advertising on Pandora’s ad-supported radio service which is sold under the SiriusXM Media brand. Pandora also derives subscription revenue from its Pandora Plus and Pandora Premium subscribers.
Sirius XM Holdings also sells advertising on other audio platforms and in widely distributed podcasts, which it considers to be off-platform services. Sirius XM Holdings has an arrangement with SoundCloud

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Holdings, LLC (“SoundCloud”) to be its exclusive ad sales representative in the US and certain European countries and offer advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. It also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz Inc., Sirius XM Holdings provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and podcast monetization solutions.
Split-Off of Liberty Sirius XM Holdings from Liberty
Following the Split-Off, Sirius XM Holdings will become a wholly-owned subsidiary pursuant to a merger of a subsidiary of the Company with and into Sirius XM Holdings, with Sirius XM Holdings surviving the merger as a wholly owned subsidiary of the Company (the “Merger” and, collectively with the Split-Off, the “Transactions”) and stockholders of Sirius XM Holdings other than the Company and its subsidiaries will receive one-tenth of a share of the Company’s common stock for each share of Sirius XM Holdings common stock, thereby eliminating the noncontrolling interest in Sirius XM Holdings.
The Transactions are intended to generally be tax-free to holders of Liberty SiriusXM common stock and Sirius XM Holdings common stock (except with respect to any cash received by such holders) and the completion of the Transactions will be subject to various conditions, including the receipt of opinions of tax counsel.
A portion of Liberty’s general and administrative expenses, including legal, tax, accounting, treasury and investor relations support was allocated to the Company each period primarily based on an estimate of time spent on matters related to the Company. The Company paid approximately $3 for each of the three months ended March 31, 2024 and 2023 for such expenses, which are included in General and administrative in our combined statements of operations.
Following the Split-Off, Liberty and Liberty Sirius XM Holdings will operate as separate, publicly traded companies, and neither is expected to have any continuing stock ownership, beneficial or otherwise, in the other. In connection with the Split-Off, Liberty and Liberty Sirius XM Holdings have entered into the Reorganization Agreement and will enter into certain other agreements, including a tax sharing agreement, in order to govern the relationship between the two companies after the Split-Off.
The Reorganization Agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Liberty Sirius XM Holdings and Liberty with respect to and resulting from the Split-Off. The tax sharing agreement will provide for the allocation and indemnification of tax liabilities and benefits between Liberty and Liberty Sirius XM Holdings and other agreements related to tax matters.
Refer to Note 2, Summary of Significant Accounting Policies, in the audited combined financial statements included in this proxy statement/notice/prospectus/information statement for a description of significant accounting policies.
Reclasses
Certain prior period amounts have been reclassified for comparability with the current year presentation.
Recently Adopted Accounting Policies
In March 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, which expands the population of investments for which an investor may elect to apply the proportional amortization method.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Under this ASU, an investor in a tax equity investment may elect the proportional amortization method for qualifying investments on a tax credit program-by-program basis. We adopted ASU 2023-02 as of January 1, 2024 using the modified retrospective approach.
Adoption of the new standard resulted in the recording of additional Equity method investments, Related party current liabilities, Other Long-term liabilities, Deferred tax liabilities and a cumulative effect adjustment to opening retained earnings. The effects of the changes made to our unaudited combined balance sheet as of January 1, 2024 for the adoption of ASU 2023-02 are included in the table below.
	Balance at December 31, 2023	Adjustments Due to ASU 2023-02	Balance at January 1, 2024
Balance Sheet
Equity method investments	715	122	837
Related party current liabilities	8	15	23
Other long-term liabilities	428	109	537
Deferred tax liabilities	2,414	(5)	2,409
Retained earnings	15,353	3	15,356

(2)
Pro Forma Net Income per Share

Pro forma net income per common share is computed by dividing net income by the number of shares expected to be issued in the Split-Off and the Merger. Shares of the Company’s common stock to be issued in the Split-Off, if the Split-Off had occurred on March 31, 2024, are a number of shares, equal to the aggregate number of shares of Liberty SiriusXM Series A, Series B and Series C common stock and Liberty granted restricted stock (“RSAs”) and restricted stock units (“RSUs”) (as discussed in Note 13) that would have been outstanding as of March 31, 2024, multiplied by the Exchange Ratio assuming a 0.83 Exchange Ratio for every share of aforementioned stock outstanding. In the Merger, minority interest stockholders in Sirius XM Holdings will receive one-tenth of a share of the Company’s common stock for each share of SiriusXM Holdings common stock, referred to below as the Minority Interest exchange ratio. Refer to Note 1 for additional information on the Transactions.
Three Months Ended March 31, 2024
Numerator:
Net income attributable to Liberty Sirius XM Holdings Inc.	$199
Denominator:
Total Liberty SiriusXM Shares	327
Exchange Ratio	0.83
Liberty SiriusXM Shares multiplied by the Exchange Ratio	271
Minority Interest Shares	641
Minority Interest exchange ratio	0.1
Minority Interest Shares multiplied by the Minority Interest exchange ratio	64
Total Shares	335
Pro forma net income attributable to Liberty Sirius XM Holdings Inc. per share – basic	$0.59

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
(3)
Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants. As of March 31, 2024 and December 31, 2023, the carrying amounts of cash and cash equivalents, receivables, and accounts payable approximated fair value due to the short-term nature of these instruments. Due to the variable rate nature of the Credit Facility (including the Incremental Term Loan) and Sirius XM Holdings Margin Loan, as defined in Note 11, the Company believes that the carrying amount approximates fair value at March 31, 2024 and December 31, 2023. ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for input into valuation techniques as follows:
i.
Level 1 input: unadjusted quoted prices in active markets for identical instrument;

ii.
Level 2 input: observable market data for the same or similar instrument but not Level 1, including quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

iii.
Level 3 input: unobservable inputs developed using management’s assumptions about the inputs used for pricing the asset or liability.

Our assets and liabilities measured at fair value were as follows:
	March 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents	$64	$—	$—	$64	$266	$—	$—	$266
Financial instrument assets(a)	$58	$—	$—	$58	$53	$—	$—	$53
Debt(b)	$—	$1,279	$—	$1,279	$—	$1,262	$—	$1,262

(a)
Level 1 financial instrument assets are comprised of the Company’s deferred compensation plan assets. Refer to Note 13 for additional discussion.

(b)
The fair values of the corporate level exchangeable senior debentures and convertible senior notes are based on quoted market prices but are not considered to be traded on “active markets,” as defined by GAAP. Refer to Note 11 for additional discussion related to our debt.

Realized and Unrealized Gains (Losses) on Financial Instruments, net
Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following and are included in Other income, net on the combined unaudited statements of operations:
	Three Months Ended March 31,
	2024	2023
Debt measured at fair value(a)	$15	$109
Change in fair value of bond hedges	—	(110)
Other	3	3
Total	$18	$2

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)

(a)
The Company elected to account for its corporate level exchangeable senior debentures and convertible senior notes using the fair value option. Changes in the fair value of the corporate level exchangeable senior debentures and convertible senior notes recognized in the combined statements of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to changes in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the corporate level exchangeable senior debentures and convertible senior notes attributable to changes in the instrument specific credit risk was a loss of $31 and a loss of $3 for the three months ended March 31, 2024 and 2023, respectively. During the three months ended March 31, 2023, the Company recognized $24 of previously unrecognized gains related to the retirement of a portion of Liberty’s 1.375% Cash Convertible Senior Notes due 2023 and Liberty’s 2.125% Exchangeable Senior Debentures due 2048, which was recognized through Other income, net in the combined statements of operations. There was no retirement of debt measured at fair value during the three months ended March 31, 2024. The cumulative change since issuance was a loss of $101 as of March 31, 2024, net of the recognition of previously unrecognized gains and losses.

(4)
Restructuring Costs

During the three months ended March 31, 2024, Sirius XM Holdings further realigned its business to focus on strategic priorities, reducing the size of its workforce and recorded a charge of $12 primarily related to severance and other related costs. The restructuring charges were recorded to Impairment, restructuring and acquisition costs in our unaudited combined statements of operations.
During the three months ended March 31, 2023, Sirius XM Holdings initiated measures to pursue greater efficiency and to realign our business and focus on strategic priorities. As part of these measures, Sirius XM Holdings reduced the size of its workforce by approximately 475 roles, or 8%. Sirius XM Holdings recorded a charge of $23 primarily related to severance and other employee costs. In addition, Sirius XM Holdings vacated one of its leased locations. Sirius XM Holdings assessed the recoverability of the carrying value of the related operating lease right of use asset related to this location and determined that the carrying value of the asset was not recoverable. As a result, Sirius XM Holdings recorded an impairment of $5 to reduce the carrying value of the asset to its estimated fair value. Additionally, Sirius XM Holdings accrued expenses of $2 for which it will not recognize any future economic benefits, and it wrote off fixed assets of less than $1 in connection with furniture and equipment located at the impaired office space. The total restructuring and related impairment charge of $30 was recorded to Impairment, restructuring and acquisition costs in our unaudited combined statements of operations for the three months ended March 31, 2023.
(5)
Receivables, net

Receivables, net, includes customer accounts receivable, receivables from distributors and other receivables. We do not have any customer receivables that individually represent more than ten percent of our receivables.
Customer accounts receivable, net, includes receivables from our subscribers and advertising customers, including advertising agencies and other customers, and is stated at amounts due, net of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon our assessment of various factors. We consider historical experience, the age of the receivable balances, current economic conditions, industry experience and other factors that may affect the counterparty’s ability to pay. Bad debt expense is included in Customer service and billing expense in our unaudited combined statements of operations.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Receivables from distributors primarily include billed and unbilled amounts due from automakers for services included in the sale or lease price of vehicles, as well as billed amounts due from wholesale distributors of our satellite radios. Other receivables primarily include amounts due from manufacturers of our radios, modules and chipsets where we are entitled to subsidies and royalties based on the number of units produced. We have not established an allowance for doubtful accounts for our receivables from distributors or other receivables as we have historically not experienced any significant collection issues with automakers or other third parties and do not expect issues in the foreseeable future.
Receivables, net, consists of the following:
	March 31, 2024	December 31, 2023
Gross customer accounts receivable	$553	$631
Allowance for doubtful accounts	(14)	(15)
Customer accounts receivable, net	$539	$616
Receivables from distributors	52	56
Other receivables	23	37
Total receivables, net	$614	$709

(6)
Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired in business combinations. Our annual impairment assessment of our two reporting units is performed as of the fourth quarter of each year, and an assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASC 350, Intangibles — Goodwill and Other, states that an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.
As of March 31, 2024, there were no indicators of impairment, and no impairment losses were recorded for goodwill during the three months ended March 31, 2024 and 2023. As of March 31, 2024, the cumulative balance of goodwill impairments recorded was $956, which was recognized during the year ended December 31, 2020 and is included in the carrying amount of the goodwill allocated to our Pandora and Off-platform reporting unit.
As of each of March 31, 2024 and December 31, 2023, the carrying amount of goodwill for our Sirius XM and Pandora and Off-platform reporting units was $14,250 and $959, respectively.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
(7)
Intangible Assets

Our intangible assets include the following:
		March 31, 2024			December 31, 2023
	Weighted Average Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Recorded to Sirius XM Reporting Unit:
Indefinite life intangible assets:
FCC licenses	Indefinite	$8,600	$—	$8,600	$8,600	$—	$8,600
Trademarks	Indefinite	930	—	930	930	—	930
Definite life intangible assets:
Customer relationships	15 years	570	(428)	142	570	(418)	152
OEM relationships	15 years	220	(152)	68	220	(149)	71
Licensing agreements	15 years	285	(232)	53	285	(228)	57
Software and technology	7 years	28	(22)	6	28	(22)	6
Due to Acquisitions recorded to Pandora and Off-platform Reporting Unit:
Indefinite life intangible assets:
Trademarks	Indefinite	312	—	312	312	—	312
Definite life intangible assets:
Customer relationships	8 years	442	(292)	150	442	(279)	163
Software and technology	5 years	391	(379)	12	391	(372)	19
Total intangible assets		$11,778	$(1,505)	$10,273	$11,778	$(1,468)	$10,310
Indefinite Life Intangible Assets
We have identified our FCC licenses and XM and Pandora trademarks as indefinite life intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are used and the effects of obsolescence on their use.
We hold FCC licenses to operate our satellite digital audio radio service and provide ancillary services. Each of the FCC licenses authorizes us to use radio spectrum, a reusable resource that does not deplete or exhaust over time.
Our annual impairment assessment of our identifiable indefinite lived intangible assets is performed as of the fourth quarter of each year. An assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. If the carrying value of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of March 31, 2024, there were no indicators of impairment, and no impairment loss was recognized for intangible assets with indefinite lives during the three months ended March 31, 2024 and 2023.
Definite Life Intangible Assets
Amortization expense for all definite life intangible assets was $38 and $51 for the three months ended March 31, 2024 and 2023, respectively. There were no retirements or impairments of definite lived intangible assets during the three months ended March 31, 2024 and 2023.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
The expected amortization expense for each of the fiscal years 2024 through 2028 and for periods thereafter is as follows:
Years ending December 31,	Amount
2024	$94
2025	124
2026	123
2027	75
2028	15
Thereafter	—
Total definite life intangible assets, net	$431

(8)
Property and Equipment

Property and equipment, net, consists of the following:
	March 31, 2024	December 31, 2023
Satellite system	$1,598	$1,598
Capitalized software and hardware	2,174	2,178
Construction in progress	706	538
Other	645	627
Total property and equipment	5,123	4,941
Accumulated depreciation	(3,268)	(3,150)
Property and equipment, net	$1,855	$1,791
Construction in progress consists of the following:
	March 31, 2024	December 31, 2023
Satellite system	$565	$490
Capitalized software and hardware	115	17
Other	26	31
Construction in progress	$706	$538
Depreciation and amortization expense on property and equipment was $117 and $110 for the three months ended March 31, 2024 and 2023, respectively. During the three months ended March 31, 2024 and 2023, we recorded impairment charges of $1 and $2, respectively, primarily related to terminated software projects.
We capitalize a portion of the interest on funds borrowed to finance the construction and launch of our satellites. Capitalized interest is recorded as part of the asset’s cost and depreciated over the satellite’s useful life. Capitalized interest costs were $6 and $3 for the three months ended March 31, 2024 and 2023, respectively, which related to the construction of our SXM-9, SXM-10, SXM-11 and SXM-12 satellites. We also capitalize a portion of share-based compensation related to employee time for capitalized software projects. Capitalized share-based compensation costs were $5 for each of the three months ended March 31, 2024 and 2023.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Satellites
As of March 31, 2024, we operated a fleet of five satellites. Each satellite requires an FCC license, and prior to the expiration of each license, we are required to apply for a renewal of the FCC satellite license. The renewal and extension of our licenses is reasonably certain at minimal cost, which is expensed as incurred. The chart below provides certain information on our satellites as of March 31, 2024:
Satellite Description	Year Delivered	Estimated End of Depreciable Life	FCC License Expiration Year
SIRIUS FM-5	2009	2024	2025
SIRIUS FM-6	2013	2028	2030
XM-3	2005	2020	2026
XM-5	2010	2025	2026
SXM-8	2021	2036	2029
Our XM-3 satellite remains available as an in-orbit spare.
(9)
Leases

We have operating and finance leases for offices, terrestrial repeaters, data centers and certain equipment. Our leases have remaining lease terms of less than 1 year to 19 years, some of which may include options to extend the leases for up to 5 years, and some of which may include options to terminate the leases within 1 year. We elected the practical expedient to account for the lease and non-lease components as a single component. Additionally, we elected the practical expedient to not recognize right-of-use assets or lease liabilities for short-term leases, which are those leases with a term of twelve months or less at the lease commencement date.
The components of lease expense were as follows:
	For the Three Months Ended March 31,
	2024	2023
Operating lease cost	$15	$21
Finance lease cost	2	—
Sublease income	(1)	(1)
Total lease cost	$16	$20
During the three months ended March 31, 2023, we ceased using one of our leased locations and recorded an impairment charge of $5 to write down the carrying value of the right-of-use asset to its estimated fair value. Refer to Note 4 for additional information.
(10)
Related Party Transactions

In the normal course of business, we enter into transactions with related parties such as our tax equity investments and with Sirius XM Canada and SoundCloud.
Tax Equity Investments
The Company has entered into certain tax-effective clean energy technology investments. During the three months ended March 31, 2024 and 2023, we invested $179 and $39 in these investments, respectively. As of January 1, 2024, we adopted ASU 2023-02 using the modified retrospective approach and have

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
accounted for these investments using the proportional amortization method. The unamortized investment balance as of March 31, 2024 was $972 and was recorded to Equity method investments in our unaudited combined balance sheets. Under the proportional amortization method, the investment balances are being amortized over the term of the investments based on the current period income tax benefits as a proportion to the total expected income tax benefits. We also recorded liabilities of $783 related to future contractual payments and contingent payments which we determined to be probable, of which $85 is recorded in Related party current liabilities and the balance is recorded in Other long-term liabilities in our unaudited combined balance sheets.
Sirius XM Canada
Sirius XM holds a 70% equity interest and 33% voting interest in Sirius XM Canada, a privately held corporation. We own 591 shares of preferred stock of Sirius XM Canada, which has a liquidation preference of one Canadian dollar per share.
Sirius XM Canada is accounted for as an equity method investment, and its results are not consolidated in our unaudited combined financial statements. Sirius XM Canada does not meet the requirements for consolidation as we do not have the ability to direct the most significant activities that impact Sirius XM Canada’s economic performance.
On March 15, 2022, Sirius XM and Sirius XM Canada entered into an amended and restated services and distribution agreement. Pursuant to the amended and restated services and distribution agreement, the fee payable by Sirius XM Canada to Sirius XM was modified from a fixed percentage of revenue to a variable fee, based on a target operating profit for Sirius XM Canada. Such variable fee is expected to be evaluated annually based on comparable companies. In accordance with the amended and restated services and distribution agreement, the fee is payable on a monthly basis, in arrears, beginning January 1, 2022.
Our Equity method investments as of March 31, 2024 and December 31, 2023 included the carrying value of our investment balance in Sirius XM Canada of $595 and $604, respectively, and, as of each of March 31, 2024 and December 31, 2023, also included $8 for the long-term value of the outstanding loan to Sirius XM Canada.
Sirius XM Canada paid gross dividends to us of less than $1 during each of the three months ended March 31, 2024 and 2023. Dividends are first recorded as a reduction to our investment balance in Sirius XM Canada to the extent a balance exists and then as Other (expense) income for any remaining portion.
We recorded revenue from Sirius XM Canada as Other revenue in our unaudited combined statements of operations of $24 and $26 during the three months ended March 31, 2024 and 2023, respectively.
SoundCloud
In February 2020, Sirius XM Holdings completed a $75 investment in Series G Membership Units of SoundCloud. The Series G Units are convertible at the option of the holders at any time into shares of ordinary membership units of SoundCloud at a ratio of one ordinary membership unit for each Series G Unit. The investment in SoundCloud is accounted for as an equity method investment as Sirius XM Holdings does not have the ability to direct the most significant activities that impact SoundCloud’s economic performance.
Our investment in SoundCloud is recorded in Equity method investments in our unaudited combined balance sheets. Sirius XM has appointed two individuals to serve on SoundCloud’s ten-member board of managers. Sirius XM’s share of SoundCloud’s net (loss) was less than $1 and $(1) for the three months ended March 31, 2024 and 2023, respectively, which was recorded in Other income, net in our unaudited combined statements of operations.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
In addition to our investment in SoundCloud, Pandora has an agreement with SoundCloud to be its exclusive ad sales representative in the US and certain European countries. Through this arrangement, Pandora offers advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. We recorded revenue share expense related to this agreement of $15 and $12 for the three months ended March 31, 2024 and 2023, respectively. We had related party liabilities of $20 as of each of March 31, 2024 and December 31, 2023 related to this agreement.
(11)
Debt

Our debt as of March 31, 2024 and December 31, 2023 consisted of the following:
					Principal Amount at	Carrying value(a) at
Issuer / Borrower	Issued	Debt	Maturity Date	Interest Payable	March 31, 2024	March 31, 2024	December 31, 2023
Corporate level notes and loans:
Parent(b)	March 2023	3.75% Convertible Senior Notes	March 15, 2028	annually on March 15	$575	$704	$688
Parent(b)	November 2019	2.75% Exchangeable Senior Debentures	December 1, 2049	quarterly in arrears on March 1, June 1, September 1, and December 1	585	575	574
Parent	Various	Sirius XM Holdings Margin Loan	Various	n/a	630	630	695
Subsidiary notes and loans:
Sirius XM(c)	April 2022	Incremental Term Loan	April 11, 2024	variable fee paid monthly	500	500	500
Sirius XM(c)	August 2021	3.125% Senior Notes	September 1, 2026	semi-annually on March 1 and September 1	1,000	994	994
Sirius XM(c)	July 2017	5.00% Senior Notes	August 1, 2027	semi-annually on February 1 and August 1	1,500	1,494	1,494
Sirius XM(c)	June 2021	4.00% Senior Notes	July 15, 2028	semi-annually on January 15 and July 15	2,000	1,986	1,985
Sirius XM(c)	June 2019	5.500% Senior Notes	July 1, 2029	semi-annually on January 1 and July 1	1,250	1,242	1,241
Sirius XM(c)	June 2020	4.125% Senior Notes	July 1, 2030	semi-annually on January 1 and July 1	1,500	1,489	1,488
Sirius XM(c)	August 2021	3.875% Senior Notes	September 1, 2031	semi-annually on March 1 and September 1	1,500	1,487	1,487
Sirius XM	December 2012	Senior Secured Revolving Credit Facility (the “Credit Facility”)	August 31, 2026	variable fee paid quarterly	30	30	—
Sirius XM	Various	Finance leases	Various	n/a	n/a	14	15
Total debt						11,145	11,161
Less: total current maturities						1,080	1,079
Less: total deferred financing costs, net						9	9
Total long-term debt						$10,056	$10,073

(a)
The carrying value of the obligations is net of any remaining unamortized original issue discount except for the debt measured at fair value noted in (b) below.

(b)
Measured at fair value.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
(c)
All material domestic subsidiaries, including Pandora and its subsidiaries, that guarantee the Credit Facility have guaranteed the Incremental Term Loan and these notes.

3.75% Convertible Senior Notes due 2028
On March 10, 2023, the Company issued $575 convertible notes at an interest rate of 3.75% per annum, which, at the Company’s election, are convertible into cash, shares of Series A Liberty SiriusXM common stock or a combination of cash and shares of Series A Liberty SiriusXM common stock and mature on March 15, 2028. As of March 31, 2023, the conversion rate for the notes was approximately 35.4563 shares (not in millions) of Series A Liberty SiriusXM common stock per $1 thousand principal amount of notes, equivalent to a conversion price of approximately $28.20 per share of Series A Liberty SiriusXM common stock. The Company elected to account for the notes using the fair value option. See Note 3 for information related to unrealized gains (losses) on debt measured at fair value.
2.75% Exchangeable Senior Debentures due 2049
On November 26, 2019, the Company closed a private offering of approximately $604 aggregate principal amount of its 2.75% exchangeable senior debentures due 2049 (the “2.75% Exchangeable Senior Debentures due 2049”). Upon an exchange of debentures, the Company, at its option, may deliver Sirius XM Holdings common stock, Series C Liberty SiriusXM common stock, cash or a combination of Sirius XM Holdings common stock, Series C Liberty SiriusXM common stock and/or cash. The number of shares of Sirius XM Holdings common stock attributable to a debenture represents an initial exchange price of approximately $8.62 per share. A total of approximately 70 shares of Sirius XM Holdings common stock are attributable to the debentures. The debentures may be redeemed by the Company, in whole or in part, on or after December 1, 2024. Accordingly, the 2.75% Exchangeable Senior Debentures due 2049 are classified as a current liability in the combined balance sheet as of March 31, 2024 and December 31, 2023. Additionally, by assumption of the debentures pursuant to the terms of the indenture governing the 2.75% Exchangeable Senior Debentures due 2049, holders will have the right to require the Company to repurchase the 2.75% Exchangeable Senior Debentures due 2049. Holders of the debentures also have the right to require the Company to purchase their debentures on December 1, 2024. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. The Company elected to account for the debentures using the fair value option. See Note 3 for information related to unrealized gains (losses) on debt measured at fair value.
Sirius XM Holdings Margin Loan
In February 2021, Liberty Siri MarginCo, LLC (“Siri MarginCo”), a wholly-owned subsidiary of the Company, borrowed $125 pursuant to an amendment to its margin loan agreement secured by shares of Sirius XM Holdings common stock (the “Sirius XM Holdings Margin Loan”) that was comprised of an $875 term loan and an $875 revolving line of credit. The term loan and any drawn portion of the revolver carried an interest rate of LIBOR plus 2.00% with the undrawn portion carrying a fee of 0.50%. In March 2023, Siri MarginCo amended the Sirius XM Holdings Margin Loan, increasing the revolving line of credit to $1,075, extending the maturity to March 2026 and changing the interest rate to the Secured Overnight Financing Rate (“SOFR”) plus 2.25%. During the three months ended March 31, 2024, Siri MarginCo repaid $65 of borrowings outstanding under the term loan. Borrowings outstanding under the Sirius XM Holdings Margin Loan bore interest at a rate of 7.60% per annum at March 31, 2024 and December 31, 2023. As of March 31, 2024, availability under the Sirius XM Holdings Margin Loan was $1,075. As of March 31, 2024, 1,000 shares of the Company’s Sirius XM Holdings common stock with a value of $3,880 were held in collateral accounts related to the Sirius XM Holdings Margin Loan. The margin loan contains various affirmative and negative covenants that restrict the activities of the borrower. The margin loan does not include any financial covenants.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
The Credit Facility
In August 2021, Sirius XM entered into an amendment to extend the maturity of the $1,750 Credit Facility to August 31, 2026. Sirius XM’s obligations under the Credit Facility are guaranteed by certain of its material domestic subsidiaries, including Pandora and its subsidiaries, and are secured by a lien on substantially all of Sirius XM’s assets and the assets of its material domestic subsidiaries. From and after July 1, 2023, Sirius XM’s borrowings are based on the Secured Overnight Financing Rate plus an applicable rate based on its debt to operating cash flow ratio. Sirius XM is also required to pay a variable fee on the average daily unused portion of the Credit Facility which is payable on a quarterly basis. The variable rate for the unused portion of the Credit Facility was 0.25% per annum as of March 31, 2024. All of Sirius XM’s outstanding borrowings under the Credit Facility are classified as Long-term debt within our unaudited combined balance sheets due to the long-term maturity of this debt.
In April 2022, Sirius XM entered into an amendment to the Credit Facility to incorporate an Incremental Term Loan borrowing of $500. Interest on the Incremental Term Loan borrowing was based on the Secured Overnight Financing Rate plus an applicable rate. On April 11, 2024, the Incremental Term Loan borrowing of $500 matured and was retired with cash for 100% of the principal amount plus accrued and unpaid interest to the date of maturity.
On January 26, 2024, Sirius XM entered into an amendment to the Credit Facility to, among other things, incorporate a $1,100 delayed draw incremental term loan. Subject to the conditions described in the amendment, the delayed draw incremental term loan shall be available to be drawn by Sirius XM in up to three separate drawings until December 31, 2024. If drawn, interest on the delayed draw incremental term loan will be based on SOFR plus an applicable rate.
Covenants and Restrictions
Under the Credit Facility, Sirius XM, our wholly owned subsidiary, must comply with a debt maintenance covenant that it cannot exceed a total leverage ratio, calculated as consolidated total debt to consolidated operating cash flow, of 5.0 to 1.0. The Credit Facility generally requires compliance with certain covenants that restrict Sirius XM’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another person, (vi) sell, assign, lease or otherwise dispose of all or substantially all of Sirius XM’s assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions.
The indentures governing Sirius XM’s notes restrict Sirius XM’s non-guarantor subsidiaries’ ability to create, assume, incur or guarantee additional indebtedness without such non-guarantor subsidiary guaranteeing each such series of notes on a pari passu basis. The indentures governing the notes also contain covenants that, among other things, limit Sirius XM’s ability and the ability of its subsidiaries to create certain liens; enter into sale/leaseback transactions; and merge or consolidate.
Under Sirius XM’s debt agreements, the following generally constitute an event of default: (i) a default in the payment of interest; (ii) a default in the payment of principal; (iii) failure to comply with covenants; (iv) failure to pay other indebtedness after final maturity or acceleration of other indebtedness exceeding a specified amount; (v) certain events of bankruptcy; (vi) a judgment for payment of money exceeding a specified aggregate amount; and (vii) voidance of subsidiary guarantees, subject to grace periods where applicable. If an event of default occurs and is continuing, our debt could become immediately due and payable.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Fair Value of Debt
The fair values, based on quoted market prices of the same instruments but not considered to be active markets (Level 2), of Sirius XM’s debt securities, not reported at fair value, whose carrying value does not approximate fair value, are as follows:
	March 31, 2024	December 31, 2023
Sirius XM 3.125% Senior Notes due 2026	$934	$932
Sirius XM 5.0% Senior Notes due 2027	$1,440	$1,444
Sirius XM 4.0% Senior Notes due 2028	$1,822	$1,827
Sirius XM 5.50% Senior Notes due 2029	$1,186	$1,202
Sirius XM 4.125% Senior Notes due 2030	$1,305	$1,326
Sirius XM 3.875% Senior Notes due 2031	$1,247	$1,277

(12)
Equity

Transactions with Parent, net
As of December 31, 2022, approximately 1.8 notional shares represented a 2.9% intergroup interest in the Braves Group previously held by the Liberty SiriusXM Group and approximately 4.2 notional shares represented an 1.7% intergroup interest in the Liberty Formula One Group (“Formula One Group”) previously held by the Liberty SiriusXM Group.
During March 2023, the Formula One Group paid approximately $202 to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of Liberty’s 1.375% Cash Convertible Senior Notes due 2023. On July 12, 2023, the Formula One Group paid approximately $71 to the Liberty SiriusXM Group to settle and extinguish the remaining intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.
On July 18, 2023, Liberty completed the split-off of Atlanta Braves Holdings through a redemption of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of Atlanta Braves Holdings common stock. The intergroup interest in the Braves Group attributed to the Company was settled and extinguished through the attribution of Atlanta Braves Holdings Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest.
Purchases of Common Stock of Parent
There were no repurchases of Liberty SiriusXM common stock during the three months ended March 31, 2024 and 2023.
Cash distributions to Parent
During the three months ended March 31, 2024 and 2023, the Company paid cash distributions to the Parent of $0 and $2, respectively.
Subsidiary equity activity
Special Dividends
There were no special dividends declared and paid during the three months ended March 31, 2024 and 2023.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Quarterly Dividends
During the three months ended March 31, 2024 and 2023, Sirius XM Holdings’ board of directors declared and paid the following dividends:
Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
2024 dividends
January 24, 2024	$0.0266000	February 9, 2024	$102	February 24, 2024
2023 dividends
January 25, 2023	$0.0242000	February 9, 2023	$94	February 24, 2023
On April 24, 2024, Sirius XM Holdings’ board of directors declared a quarterly dividend on Sirius XM Holdings’ common stock in the amount of $0.0266 per share of common stock payable on May 29, 2024 to stockholders of record as of the close of business on May 10, 2024.
Subsidiary Stock Repurchase Program
As of March 31, 2024, Sirius XM Holdings’ board of directors had approved for repurchase an aggregate of $18,000 of its common stock. Sirius XM Holdings’ board of directors did not establish an end date for this stock repurchase program. Shares of common stock may be purchased from time to time on the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, including transactions with Liberty and its affiliates, or otherwise. As of March 31, 2024, Sirius XM Holdings’ cumulative repurchases since December 2012 under its stock repurchase program totaled 3,731 shares for $16,834, and $1,166 remained available for future share repurchases under its stock repurchase program. During the three months ended March 31, 2024, Sirius XM Holdings did not repurchase any shares of its common stock.
The following table summarizes Sirius XM Holdings’ total share repurchase activity for the three months ended:
	March 31, 2024		March 31, 2023
Share Repurchase Type	Shares	Amount	Shares	Amount
Open Market Repurchases	—	$—	17	$67

(13)
Benefit Plans

Included in the accompanying combined statements of operations are the following amounts of share-based compensation expense:
	For the Three Months Ended March 31,
	2024	2023
Cost of services:
Programming and content	$9	$7
Customer service and billing	1	1
Transmission	1	1
Sales and marketing	12	10
Engineering, design, and development	12	11
General and administrative	13	18
	$48	$48

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Liberty Awards
Liberty grants, to certain of its directors and employees, RSAs, RSUs and stock options to purchase shares of Liberty SiriusXM common stock (collectively, “Liberty Awards”). The Company measures the cost of employee services received in exchange for an equity classified Liberty Award based on the grant-date fair value (“GDFV”) of the Liberty Award and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Liberty Award). The Company measures the cost of employee services received in exchange for a liability classified Liberty Award based on the current fair value of the Liberty Award and remeasures the fair value of the Liberty Award at each reporting date.
At the time of the Split-Off, outstanding stock options to purchase shares of Liberty SiriusXM common stock will be accelerated and become fully vested and exchanged into stock options to purchase shares of Liberty Sirius XM Holdings common stock adjusted based on the Exchange Ratio. The RSAs and RSUs with respect to shares of Liberty SiriusXM common stock will accelerate, become fully vested, and be treated as outstanding shares of Liberty SiriusXM common stock and as such will be exchanged into shares of Liberty Sirius XM Holdings common stock in the Split-Off based on the Exchange Ratio. Following the Split-Off, a portion of the outstanding stock options to purchase shares of Liberty SiriusXM common stock may be settled in cash as the underlying shares may not be registered, and therefore if cash settlement is probable these awards would be liability classified.
The following table presents the number and weighted average exercise price (“WAEP”) of options to purchase shares of Series C Liberty SiriusXM common stock granted to certain officers, employees and directors of Liberty, as well as the weighted average remaining life and aggregate intrinsic value of the options.
	Options (000’s)	WAEP	Weighted average remaining life (years)	Aggregate intrinsic value
Outstanding at January 1, 2024	5,863	$29.13
Granted	—	$—
Exercised	(987)	$25.94
Forfeited/Cancelled	—	$—
Outstanding at March 31, 2024	4,876	$29.78	3.1	$5
Exercisable at March 31, 2024	4,080	$29.85	2.9	$5
The Company did not grant any options to purchase Series A, Series B or Series C Liberty SiriusXM common stock during the three months ended March 31, 2024. As of March 31, 2024, there were no outstanding Series A or Series B options to purchase shares of Series A or Series B Liberty SiriusXM common stock.
Liberty calculates the GDFV for its equity classified options using the Black-Scholes Model. Liberty estimates the expected term of the options based on historical exercise and forfeiture data. The volatility used in the calculation for options is based on the historical volatility of Liberty SiriusXM common stock and, when available, the implied volatility of publicly traded Liberty SiriusXM options. The Company uses a zero-dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.
As of March 31, 2024, Liberty reserved 4.9 shares of Series C Liberty SiriusXM common stock for issuance under exercise privileges of outstanding stock options.
The aggregate intrinsic value of all Series C Liberty SiriusXM options exercised during the three months ended March 31, 2024 and 2023 was approximately $3 and $2, respectively.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
During the three months ended March 31, 2024, Liberty granted 82 thousand performance-based RSUs of Series C Liberty SiriusXM common stock to its CEO. The RSUs had a GDFV of $29.31 per share and cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives. Performance objectives, which are subjective, are considered in determining the timing and amount of compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.
The aggregate fair value of all RSAs and RSUs of Series A and Series C Liberty SiriusXM common stock that vested during the three months ended March 31, 2024 and 2023 was approximately $2 and $1, respectively.
The Company had approximately 301 thousand unvested RSAs and RSUs of Liberty SiriusXM common stock held by certain directors, officers and employees of Liberty as of March 31, 2024. These unvested RSAs and RSUs of Series C Liberty SiriusXM common stock had a weighted average GDFV of $27.68 per share.
As of March 31, 2024, the total unrecognized compensation cost related to unvested Liberty SiriusXM Awards was approximately $6. Such amount will be recognized in the Company’s combined statements of operations over a weighted average period of approximately 1.7 years.
Sirius XM Holdings Awards
2015 Long-Term Stock Incentive Plan
In May 2015, Sirius XM Holdings’ stockholders approved the Sirius XM Holdings Inc. 2015 Long-Term Stock Incentive Plan (the “2015 Plan”). Employees, consultants and members of Sirius XM Holdings’ board of directors are eligible to receive awards under the 2015 Plan. The 2015 Plan provides for the grant of stock options, RSAs, RSUs and other stock-based awards that the Compensation Committee of the board of directors deems appropriate. Stock-based awards granted under the 2015 Plan are generally subject to a graded vesting requirement, which is generally three to four years from the grant date. Stock options generally expire ten years from the date of grant. RSUs include performance-based RSUs (“PRSUs”), the vesting of which are subject to the achievement of performance goals and the employee’s continued employment and generally cliff vest on the third anniversary of the grant date. Each RSU entitles the holder to receive one share of common stock upon vesting. As of March 31, 2024, 89 shares of Sirius XM Holdings’ common stock were available for future grants under the 2015 Plan.
The Compensation Committee intends to award equity-based compensation to Sirius XM Holdings’ senior management in the form of: stock options, restricted stock units, PRSUs, which will cliff vest after a performance period target established by the Compensation Committee is achieved, and PRSUs, which will cliff vest after a performance period based on the performance of Sirius XM Holdings’ common stock relative to the companies included in the S&P 500 Index. Sirius XM Holdings refers to this performance measure as a relative “TSR” or “total stockholder return” metric. TSRs based on the relative total stockholder return metric will only vest if Sirius XM Holdings’ performance achieves at least the 25th percentile, with a target payout requiring performance at the 50th percentile. The settlement of PRSUs earned in respect of the applicable performance period will be generally subject to the executive’s continued employment with us through the date the total stockholder return performance is certified by the Compensation Committee.
At the Split-Off, Liberty Sirius XM Holdings is expected to assume the awards on a one-to-ten basis.
Other Plans
Sirius XM Holdings maintains six share-based benefit plans in addition to the 2015 Plan — the Sirius XM Radio Inc. 2009 Long-Term Stock Incentive Plan, the Amended and Restated Sirius Satellite Radio

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
2003 Long-Term Stock Incentive Plan, the 2014 Stock Incentive Plan of AdsWizz Inc., the Pandora Media, Inc. 2011 Equity Incentive Plan, the Pandora Media, Inc. 2004 Stock Plan and the TheSavageBeast.com, Inc. 2000 Stock Incentive Plan. Excluding dividend equivalent units granted as a result of a declared dividend, no further awards may be made under these plans.
The following table summarizes the weighted-average assumptions used to compute the fair value of options granted to employees, members of Sirius XM Holdings’ board of directors and non-employees under the Sirius XM Awards:
	For the Three Months Ended March 31,
	2024	2023
Risk-free interest rate	4.2%	4.0%
Expected life of options – years	3.76	3.80
Expected stock price volatility	39%	31%
Expected dividend yield	2.1%	1.9%
The following table summarizes stock option activity under Sirius XM Holdings’ share-based plans for the three months ended March 31, 2024:
	Options	WAEP	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2024	122	$5.60
Granted	17	$5.13
Exercised	(1)	$3.81
Forfeited, cancelled or expired	(1)	$5.82
Outstanding as of March 31, 2024	137	$5.55	5.16	$5
Exercisable as of March 31, 2024	95	$5.56	4.19	$5
The weighted average GDFV per stock option granted during the three months ended March 31, 2024 was $1.54. The total intrinsic value of stock options exercised during each of the three months ended March 31, 2024 and 2023 was $1. During the three months ended March 31, 2024, the number of net settled shares issued as a result of stock option exercises was less than 1.
The Company recognized share-based payment expense associated with Sirius XM Holdings stock options of $8 for each of the three months ended March 31, 2024 and 2023.
The following table summarizes the RSUs, including PRSU, activity under the Sirius XM Holdings share-based plans for the three months ended March 31, 2024:
	Shares	GDFV Per Share
Nonvested as of January 1, 2024	89	$5.59
Granted	8	$5.17
Vested	(7)	$6.09
Forfeited	(4)	$5.63
Nonvested as of March 31, 2024	86	$5.49

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
The total intrinsic value of RSUs, including PRSUs, vesting during the three months ended March 31, 2024 and 2023 was $34 and $32, respectively. During the three months ended March 31, 2024, the number of net settled shares issued as a result of RSUs vesting totaled 4. During the three months ended March 31, 2024, we granted 6 PRSUs to certain employees. The Company believes it is probable that the performance target applicable to these PRSUs will be achieved.
In connection with the cash dividends paid during the three months ended March 31, 2024, Sirius XM Holdings granted less than 1 RSUs, including PRSUs, in accordance with the terms of existing award agreements. These grants did not result in any additional incremental share-based payment expense being recognized during the three months ended March 31, 2024.
The Company recognized share-based payment expense associated with Sirius XM Holdings’ RSUs, including PRSUs, of $37 for each of the three months ended March 31, 2024 and 2023.
Total unrecognized compensation costs related to unvested share-based payment awards for Sirius XM Holdings stock options and RSUs, including PRSUs, granted to employees, members of Sirius XM Holdings’ board of directors and third parties at March 31, 2024 and December 31, 2023 was $425 and $423, respectively. The total unrecognized compensation costs at March 31, 2024 are expected to be recognized over a weighted-average period of 2.5 years.
401(k) Savings Plans
Sirius XM Holdings sponsors the Sirius XM Radio Inc. 401(k) Savings Plan (the “Sirius XM Plan”) for eligible employees. The Sirius XM Plan allows eligible employees to voluntarily contribute from 1% to 50% of their pre-tax eligible earnings, subject to certain defined limits. Sirius XM Holdings matches 50% of an employee’s voluntary contributions per pay period on the first 6% of an employee’s pre-tax salary up to a maximum of 3% of eligible compensation. Sirius XM Holdings may also make additional discretionary matching, true-up matching and non-elective contributions to the Sirius XM Plan. Employer matching contributions under the Sirius XM Plan vest at a rate of 33.33% for each year of employment and are fully vested after three years of employment for all current and future contributions. Sirius XM Holdings cash employer matching contributions are not used to purchase shares of Sirius XM Holdings common stock on the open market, unless the employee elects Sirius XM Holdings common stock as their investment option for this contribution.
The Company recognized expenses of $6 for each of the three months ended March 31, 2024 and 2023 in connection with the Sirius XM Plan.
Sirius XM Holdings Inc. Deferred Compensation Plan
The Sirius XM Holdings Inc. Deferred Compensation Plan (the “DCP”) allows members of the Sirius XM Holdings board of directors and certain eligible employees to defer all or a portion of their base salary, cash incentive compensation and/or board of directors’ cash compensation, as applicable. Pursuant to the terms of the DCP, Sirius XM Holdings may elect to make additional contributions beyond amounts deferred by participants, but it is are under no obligation to do so. Sirius XM Holdings has established a grantor (or “rabbi”) trust to facilitate the payment of its obligations under the DCP.
Contributions to the DCP, net of withdrawals, for the three months ended March 31, 2024 and 2023, were $2 and $1 respectively. As of March 31, 2024 and December 31, 2023, the fair value of the investments held in the trust were $58 and $53, respectively, which is included in Other long-term assets in our unaudited combined balance sheets and classified as trading securities. Trading gains and losses associated with these investments are recorded in Other (expense) income within our unaudited combined statements of comprehensive income. The associated liability is recorded within Other long-term liabilities in our unaudited combined balance sheets, and any increase or decrease in the liability is recorded in General and

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
administrative expense within our unaudited combined statements of operations. We recorded gains on investments held in the trust of $3 and $2 for the three months ended March 31, 2024 and 2023, respectively.
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Commitments and Contingencies

The following table summarizes our expected contractual cash commitments as of March 31, 2024:
	2024	2025	2026	2027	2028	Thereafter	Total
Debt obligations	$504	$7	$1,665	$1,501	$2,575	$4,832	$11,084
Cash interest payments	275	476	433	383	296	699	2,562
Satellite and transmission	225	210	92	40	—	2	569
Programming and content	314	348	236	148	79	63	1,188
Sales and marketing	78	29	18	6	—	—	131
Satellite incentive payments	6	8	3	3	3	12	35
Operating lease obligations	43	52	48	40	30	49	262
Royalties, minimum guarantees and other	436	561	741	257	251	270	2,516
Total(1)	$1,881	$1,691	$3,236	$2,378	$3,234	$5,927	$18,347

(1)
The table does not include our reserve for uncertain tax positions, which at March 31, 2024 totaled $64.

Debt obligations.   Debt obligations include principal payments on outstanding debt and capital lease obligations.
Cash interest payments.   Cash interest payments include interest due on outstanding debt and finance lease payments through maturity.
Satellite and transmission.   We have entered into agreements for the design, construction and launch of four additional satellites, SXM-9, SXM-10, SXM-11 and SXM-12. We also have entered into agreements with third parties to operate and maintain satellite telemetry, tracking and control facilities and certain components of our terrestrial repeater networks.
Programming and content.   We have entered into various programming and content agreements. Under the terms of these agreements, our obligations include fixed payments, advertising commitments and revenue sharing arrangements. In certain of these agreements, the future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in our minimum contractual cash commitments.
Sales and marketing.   We have entered into various marketing, sponsorship and distribution agreements to promote our brands and are obligated to make payments to sponsors, retailers, automakers, radio manufacturers and other third parties under these agreements. Certain programming and content agreements also require us to purchase advertising on properties owned or controlled by the licensors.
Satellite incentive payments.   Maxar Technologies (formerly Space Systems/Loral), the manufacturer of certain of our in-orbit satellites, may be entitled to future in-orbit performance payments upon XM-5, SIRIUS FM-5, SIRIUS FM-6, and SXM-8 meeting their fifteen-year design life, which we expect to occur.
Operating lease obligations.   We have entered into both cancelable and non-cancelable operating leases for office space, terrestrial repeaters, data centers and equipment. These leases provide for minimum lease payments, additional operating expense charges, leasehold improvements and rent escalations that have initial terms ranging from one to fifteen years, and certain leases have options to renew.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
Royalties, Minimum Guarantees and Other.   We have entered into music royalty arrangements that include fixed payments. In addition, certain of our podcast agreements also contain minimum guarantees. As of March 31, 2024, we had future fixed commitments related to music royalty and podcast agreements of $1,049, of which $188 will be paid in 2024 and the remainder will be paid thereafter. On a quarterly basis, we record the greater of the cumulative actual content costs incurred or the cumulative minimum guarantee based on forecasts for the minimum guarantee period. The minimum guarantee period is the period of time that the minimum guarantee relates to, as specified in each agreement, which may be annual or a longer period. The cumulative minimum guarantee, based on forecasts, considers factors such as listening hours, downloads, revenue, subscribers and other terms of each agreement that impact our expected attainment or recoupment of the minimum guarantees based on the relative attribution method.
We have entered into certain tax equity investments in which we expect to make future contributions. These future contributions are expected to be made over the remaining respective terms of the investments and totaled $783 as of March 31, 2024, of which $47 is expected to be paid in 2024 and the remainder thereafter.
Several of our content agreements also include provisions related to the royalty payments and structures of those agreements relative to other content licensing arrangements, which, if triggered, cause our payments under those agreements to escalate. In addition, record labels, publishers and performing rights organizations with whom we have entered into direct license agreements have the right to audit our content payments, and such audits often result in disputes over whether we have paid the proper content costs.
We have also entered into various agreements with third parties for general operating purposes.
In addition to the minimum contractual cash commitments described above, we have entered into other variable cost arrangements. These future costs are dependent upon many factors and are difficult to anticipate; however, these costs may be substantial. We may enter into additional programming, distribution, marketing and other agreements that contain similar variable cost provisions. We do not have any other significant off-balance sheet financing arrangements that are reasonably likely to have a material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Legal Proceedings
In the ordinary course of business, we are a defendant or party to various claims and lawsuits, including those discussed below.
We record a liability when we believe that it is both probable that a liability will be incurred, and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of liability that has been previously accrued and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.
Vladmir Fishel v. Liberty Media Corporation, et al.   On September 23, 2021, a putative class action complaint was filed by a purported Sirius XM Holdings stockholder in the Court of Chancery of the State of Delaware under the caption Vladmir Fishel v. Liberty Media Corporation, et al., Case No. 2021-0820. The complaint named as defendants Liberty, the members of the Sirius XM Holdings board of directors,

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
and Sirius XM Holdings as the nominal defendant. The complaint alleged that the Sirius XM Holdings board of directors, including Mr. Gregory B. Maffei, the Chairman of the board of directors of Sirius XM Holdings, Ms. Robin P. Hickenlooper, Mr. David A. Blau and Mr. Evan D. Malone, and Liberty, in its purported capacity as a controlling stockholder, breached their fiduciary duties in connection with approving an upsizing of Sirius XM Holdings’ ongoing repurchase program in July 2021. The complaint also alleged that various relationships among certain members of the Sirius XM Holdings board of directors, Mr. John C. Malone and Liberty rendered a majority of the Sirius XM Holdings board of directors not independent from Mr. John C. Malone and Liberty. The complaint sought, among other things, certification of a class action, preliminary and permanent injunctive relief enjoining Sirius XM Holdings’ ongoing repurchase program and any further stock purchases, and monetary relief in the form of damages.
On February 2, 2022, the plaintiff filed a supplement to the complaint, which included, among other things, a request for a declaratory judgment that any short-form merger under 8 Del. C. § 253 would be subject to judicial review.
On September 15, 2023, the plaintiff filed a motion for leave to file a Verified Amended Class Action and Derivative Complaint and Supplemental Complaint.
On December 8, 2023, and in advance of the expenditure of significant time and costs to prepare for trial in this action, the plaintiff (on behalf of himself and other members of a proposed settlement class) and the defendants entered into an agreement in principle to settle the litigation pursuant to which the parties agreed that the plaintiff would release the claims in the original complaint, the supplemented complaint, and the proposed amended complaint with prejudice, with customary releases, in return for a settlement payment of $36, a portion of which would be contributed by insurance carriers. The Company recorded a current liability in the combined balance sheet and litigation settlement expense within income from operations in the combined statements of operations of approximately $7 each related to this matter in the fourth quarter of 2023 and paid $7 million to fund the escrow account during the first quarter of 2024.
On January 8, 2024, the parties filed a Stipulation and Agreement of Settlement, Compromise, and Release. On January 10, 2024, the Court preliminarily certified, solely for purposes of effectuating the proposed settlement, the action as a non-opt out class action on behalf of a settlement class consisting of all holders of Sirius XM Holdings common stock as of close of trading on January 5, 2024, with some limited exceptions. The Court set a settlement hearing for April 8, 2024, to determine whether to permanently certify the class, whether the proposed settlement is fair, reasonable, and adequate to the settlement class, and whether to enter a judgment dismissing the action with prejudice, among other things. On January 12, 2024, the parties filed a Corrected Stipulation and Agreement of Settlement, Compromise, and Release. On April 9, 2024, after holding a settlement hearing the previous day, the Court entered an Order and Final Judgment, certifying the action as a non-opt out class action on behalf of a settlement class consisting of all holders of Sirius XM Holdings common stock as of close of trading on January 5, 2024, with some limited exceptions, approving the proposed settlement as fair, reasonable, and adequate to the settlement class, and dismissing the action with prejudice, among other things.
Although no party has objected to the settlement to date, there can be no assurance that the settlement will not be challenged on appeal. In the event the settlement is successfully appealed, Liberty will continue to vigorously defend this lawsuit.
New York State v. Sirius XM Radio Inc.   On December 20, 2023, the People of the State of New York, by Letitia James, Attorney General of the State of New York (the “NY AG”), filed a Petition in the Supreme Court of the State of New York, New York County, against Sirius XM. The Petition alleges various violations of New York law and the federal Restore Online Shoppers’ Confidence Act (“ROSCA”) arising out of subscription cancellation practices. In general, the Petition alleges that Sirius XM requires consumers to devote an excessive amount of time to cancel subscriptions and have not implemented cancellation processes that are simple and efficient.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
The Petition claims to be brought under certain provisions of New York law that authorize the NY AG to initiate special proceedings seeking injunctive and other equitable relief in cases of persistent business fraud or illegality. The Petition seeks: a permanent injunction against violating provisions of New York law and ROSCA arising out of the alleged deceptive practices associated with its subscription cancellation procedures; an accounting of each consumer who cancelled, or sought to cancel, a satellite radio subscription, including the duration of the cancel interaction and the funds collected from such consumers after that interaction; monetary restitution and damages to aggrieved consumers; disgorgement of all profits resulting from the alleged improper acts; civil penalties; and the NY AG’s costs.
In March 2024, Sirius XM filed its Answer to the Petition, which was supported by various factual declarations and asserts affirmative defenses to the allegations contained in the Petition. In connection with the Answer, Sirius XM has cross moved for summary judgment with respect to various claims asserted in the Petition. In April 2024, the NY AG filed its responsive pleadings in support of the Petition and in opposition to Sirius XM’s cross motion for summary judgment. In May 2024, Sirius XM filed further opposition to the Petition, and a reply in support of its cross-motion. The Petition and Sirius XM’s cross-motion are now fully submitted. The parties have jointly requested that the Court set oral argument; the Court has yet to act upon that request.
Sirius XM believes it has substantial defenses to the action and intends to defend this action vigorously.
U.S. Music Royalty Fee Actions and Mass Arbitrations.   A number of class actions and mass arbitrations have been commenced against Sirius XM relating to its pricing, billing and subscription marketing practices. Although each class action and mass arbitration contains unique allegations; in general, the actions and arbitrations allege that Sirius XM falsely advertised its music subscription plans at lower prices than it actually charges, that it allegedly did not disclose its “U.S. Music Royalty Fee”, and that Sirius XM has taken other actions to prevent customers from discovering the existence, amount and nature of the U.S. Music Royalty Fee in violation of various state consumer protection laws.
The plaintiffs and claimants seek to enjoin Sirius XM from advertising its music subscription plans without more specifically disclosing the existence and amount of the U.S. Music Royalty Fee. The plaintiffs and claimants also seek disgorgement, restitution and/or damages in the aggregate amount of U.S Music Royalty Fees paid by customers, as well as statutory and punitive damages where available.
To date, the actions and arbitrations filed against Sirius XM include:
•
On April 14, 2023, Ayana Stevenson and David Ambrose, individually, as private attorneys general, and on behalf of all other California persons similarly situated, filed a class action complaint against Sirius XM in the Superior Court of the State of California, County of Contra Costa. The case was removed to the United States District Court for the Northern District of California which issued an Order on November 9, 2023 granting Sirius XM’s Motion to Compel Arbitration and dismissed the complaint. Plaintiffs appealed the Court’s granting of the Motion, and Sirius XM cross-appealed the Court’s dismissal in lieu of the issuance of a stay pending arbitration. The appeal and cross-appeal are currently before the Ninth Circuit Court of Appeals.

•
On May 17, 2023, Robyn Posternock, Muriel Salters and Philip Munning, individually, as private attorneys general, and on behalf of all other New Jersey persons similarly situated, filed a class action complaint against Sirius XM in the United States District Court for the District of New Jersey. Sirius XM filed a Motion to Compel Arbitration on August 18, 2023, which remains pending.

•
On June 5, 2023, Christopher Carovillano and Steven Brandt, individually, as private attorneys general, and on behalf of all other U.S. persons similarly situated (excluding persons in the states of California, New Jersey and Washington), filed a class action complaint against Sirius XM in the United States District Court for the Southern District of New York. On February 6, 2024, the Court issued an Order denying Sirius XM’s Motion to Dismiss and Sirius XM filed an Answer to the complaint on

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
February 20, 2024. On May 24, 2024, Sirius XM filed a Motion for Partial Summary Judgment and to Strike Class Allegations. That motion is scheduled to be fully briefed on June 21, 2024.
•
Commencing in June 2023, various law firms began filing mass arbitration claims against Sirius XM before the American Arbitration Association (the “AAA”). Collectively, the law firms purport to act on behalf of approximately 70,000 claimants. Several of the law firms have asserted additional causes of action under the Electronic Funds Transfer Act.

Sirius XM believes it has substantial defenses to the claims asserted in these actions and arbitrations, and it intends to defend these actions vigorously.
Other Matters.   In the ordinary course of business, Sirius XM Holdings and Sirius XM are defendants in various other lawsuits and arbitration proceedings, including derivative actions; actions filed by subscribers, both on behalf of themselves and on a class action basis; former employees; parties to contracts or leases; and owners of patents, trademarks, copyrights or other intellectual property. None of these other matters, in our opinion, is likely to have a material adverse effect on our business, financial condition or results of operations.
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Income Taxes

Certain entities and activities attributed to the Company were included in the federal combined income tax returns of Liberty during the periods presented. The tax provision included in these combined financial statements has been prepared on a stand-alone basis, as if the Company was not part of the consolidated Liberty tax group. Tax sharing payments are remitted between Liberty and the Company in accordance with Liberty’s tax sharing policies based on income tax benefits or liabilities attributed to the Company. As of March 31, 2024 and December 31, 2023, Liberty Sirius XM Holdings had an income tax payable of approximately $163 and $131, respectively, included in other current liabilities in the combined balance sheet. This payable is expected to be reduced to zero prior to the Split-Off.
Income tax expense was $68 for each of the three months ended March 31, 2024 and 2023.
Our effective tax rate for the three months ended March 31, 2024 and 2023 was 22.0% and 22.8%, respectively. The effective tax rate for each of the three months ended March 31, 2024 was primarily impacted by benefits related to certain tax credits, offset by the effect of state income taxes. The effective tax rate for the three months ended March 31, 2023 was primarily impacted by the effect of state income taxes partially offset by certain gains that are not recognized for tax purposes and benefits related to certain tax credits.
During the three months ended March 31, 2024, related to our tax equity investments we recognized net tax benefits of $4 in Income tax expense in our unaudited combined statement of operations which includes tax credits and other income tax benefits of $25 partially offset by amortization expense of $21. Refer to Note 10 for more information on our tax equity investments.
As of each of March 31, 2024 and December 31, 2023, we had a valuation allowance related to deferred tax assets of $88 that were not likely to be realized due to the timing of certain federal and state net operating loss limitations.
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Segments and Geographic Information

In accordance with FASB ASC Topic 280, Segment Reporting, we disaggregate our operations into two reportable segments: Sirius XM and Pandora and Off-platform. The financial results of these segments are utilized by the chief operating decision maker, who is the Chief Executive Officer of Sirius XM Holdings, for evaluating segment performance and allocating resources. We report our segment information based on the “management” approach. The management approach designates the internal reporting used by

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
management for making decisions and assessing performance as the source of our reportable segments. For additional information on our segments refer to Note 1.
Segment results include the revenues and cost of services which are directly attributable to each segment. There are no indirect revenues or costs incurred that are allocated to the segments. The Company eliminates intersegment advertising campaigns revenue. We had intersegment advertising revenue of $2 and $1 during each of the three months ended March 31, 2024 and 2023, respectively.
Segment revenue and gross profit were as follows during the period presented:
	For the Three Months Ended March 31, 2024
	Sirius XM	Pandora and Off-platform	Total
Revenue
Subscriber revenue	$1,547	$133	$1,680
Advertising revenue	40	362	402
Equipment revenue	50	—	50
Other revenue	30	—	30
Total revenue	1,667	495	2,162
Cost of services(a)	(674)	(352)	(1,026)
Segment gross profit	$993	$143	$1,136
The reconciliation between reportable segment gross profit to combined income before income tax is as follows:
For the Three Months Ended March 31, 2024
Segment Gross Profit	$1,136
Subscriber acquisition costs	(90)
Sales and marketing(a)	(217)
Engineering, design and development(a)	(74)
General and administrative(a)	(111)
Depreciation and amortization	(155)
Share-based payment expense	(48)
Impairment, restructuring and acquisition costs	(32)
Total other expense	(100)
Combined income before income taxes	$309

(a)
Share-based payment expense is presented as a separate line item for the purpose of this note and consists of $11 related to cost of services, $12 related to sales and marketing, $12 related to engineering, design and development and $13 related to general and administrative. These amounts have been excluded from these line items in this table for the three months ended March 31, 2024.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(UNAUDITED)
(Dollars and shares in millions, except per share amounts or otherwise stated)
	For the Three Months Ended March 31, 2023
	Sirius XM	Pandora and Off-platform	Total
Revenue
Subscriber revenue	$1,563	$128	$1,691
Advertising revenue	41	334	375
Equipment revenue	46	—	46
Other revenue	32	—	32
Total revenue	1,682	462	2,144
Cost of services(b)	(664)	(351)	(1,015)
Segment gross profit	$1,018	$111	$1,129
The reconciliation between reportable segment gross profit to combined income before income tax is as follows:
For the Three Months Ended March 31, 2023
Segment Gross Profit	$1,129
Subscriber acquisition costs	(90)
Sales and marketing(b)	(214)
Engineering, design and development(b)	(68)
General and administrative(b)	(143)
Depreciation and amortization	(161)
Share-based payment expense	(48)
Impairment, restructuring and acquisition costs	(32)
Total other expense	(75)
Combined income before income taxes	$298

(b)
Share-based payment expense is presented as a separate line item for the purpose of this note and consists of $9 related to cost of services, $10 related to sales and marketing, $11 related to engineering, design and development and $18 related to general and administrative. These amounts have been excluded from these line items in this table for the three months ended March 31, 2023.

A measure of segment assets is not currently provided to the Chief Executive Officer of Sirius XM Holdings and has therefore not been provided.
As of March 31, 2024, long-lived assets were predominantly located in the United States. No individual foreign country represented a material portion of our combined revenue during the three months ended March 31, 2024 and 2023.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Liberty Media Corporation:
Opinion on the Combined Financial Statements
We have audited the accompanying combined balance sheets of Liberty Sirius XM Holdings Inc. (the Company) (as defined in note 1) as of December 31, 2023 and 2022, the related combined statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Sufficiency of audit evidence over certain subscriber and advertising revenue streams
As discussed in notes 2 and 17 to the combined financial statements, and disclosed in the combined statements of operations, the Company generated $8,953 million of revenue, of which $6,342 million was Sirius XM subscriber revenue and $1,589 million was Pandora advertising revenue, for the year ended December 31, 2023. The Company’s accounting for these subscriber and advertising revenue streams involved multiple information technology (IT) systems.
We identified the evaluation of the sufficiency of audit evidence related to Sirius XM subscriber revenue and Pandora advertising revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required auditor judgment due to the number of IT applications used by the Company that involved IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over Sirius XM subscriber and Pandora advertising revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Sirius XM subscriber and Pandora advertising revenue recognition processes. We involved IT professionals with specialized skills and knowledge, who assisted in testing certain IT application controls and general IT controls used by the Company in its revenue recognition processes and testing the interface of relevant revenue data between different IT systems used in the revenue recognition processes. For Sirius XM subscriber revenue, we assessed the recorded revenue by comparing the total cash received during the year, adjusted for reconciling items, to the revenue recorded in the general ledger. For a sample of Pandora advertising revenue, we traced the recorded amounts to underlying source documents and system reports. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.
/s/ KPMG LLP
We have served as the Company’s auditor since 2008.
Denver, Colorado
March 20, 2024

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF OPERATIONS
	For the Years Ended December 31,
(in millions, except per share data)	2023	2022	2021
Revenue:
Subscriber revenue	$6,866	$6,892	$6,614
Advertising revenue	1,758	1,772	1,730
Equipment revenue	193	189	201
Other revenue	136	150	151
Total revenue	8,953	9,003	8,696
Operating expenses:
Cost of services:
Revenue share and royalties	2,895	2,802	2,672
Programming and content	618	604	559
Customer service and billing	476	497	501
Transmission	206	214	218
Cost of equipment	14	13	18
Subscriber acquisition costs	359	352	325
Sales and marketing	931	1,075	1,056
Engineering, design and development	322	285	265
General and administrative	608	563	542
Depreciation and amortization	624	611	603
Impairment, restructuring and acquisition costs	92	68	20
Total operating expenses	7,145	7,084	6,779
Income from operations	1,808	1,919	1,917
Other (expense) income:
Interest expense	(534)	(503)	(481)
Loss on extinguishment of debt	—	—	(83)
Other income (expense), net	(64)	70	186
Total other expense	(598)	(433)	(378)
Income before income taxes	1,210	1,486	1,539
Income tax expense	(222)	(368)	(201)
Net income	988	1,118	1,338
Less: net income attributable to noncontrolling interests	202	210	276
Net income (loss) attributable to Liberty Sirius XM Holdings Inc.	$786	$908	$1,062
Unaudited pro forma net income attributable to Liberty Sirius XM Holdings Inc. per share – basic	$2.35
See accompanying notes to the combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
	For the Years Ended December 31,
(in millions)	2023	2022	2021
Net income	$988	$1,118	$1,338
Credit risk on fair value debt instrument gains (losses), net of tax	1	28	(47)
Recognition of previously unrealized gains on debt, net of tax	(36)	(6)	—
Foreign currency translation adjustments, net of tax	10	(27)	(1)
Total comprehensive income	963	1,113	1,290
Less: comprehensive income attributable to noncontrolling interests	202	205	276
Comprehensive income attributable to Liberty Sirius XM Holdings Inc.	$761	$908	$1,014
See accompanying notes to the combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED BALANCE SHEETS
(in millions)	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$306	$362
Receivables, net	709	655
Related party current assets	36	42
Prepaid expenses and other current assets	310	481
Total current assets	1,361	1,540
Intergroup interests	—	282
Property and equipment, net	1,791	1,551
FCC licenses	8,600	8,600
Other intangible assets, net	1,710	1,909
Goodwill	15,209	15,209
Related party long-term assets	678	665
Other long-term assets	707	698
Total assets	$30,056	$30,454
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,303	$1,244
Accrued interest	174	169
Current portion of deferred revenue	1,195	1,321
Current maturities of debt, including $574 and $1,350 measured at fair value, respectively (Note 12)	1,079	1,546
Other current liabilities	200	78
Total current liabilities	3,951	4,358
Long-term deferred revenue	88	81
Long-term debt, including $688 and $599 measured at fair value, respectively (Note 12)	10,073	10,689
Deferred tax liabilities	2,414	2,461
Other long-term liabilities	428	494
Total liabilities	16,954	18,083
Commitments and contingencies (Note 15)
Equity:
Parent’s investment	(5,284)	(5,368)
Accumulated other comprehensive income, net of tax	7	34
Retained earnings	15,353	14,567
Total parent’s investment	10,076	9,233
Noncontrolling interest	3,026	3,138
Total equity	13,102	12,371
Total liabilities and equity	$30,056	$30,454
See accompanying notes to the combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF EQUITY
	Total Parent’s Investment
(in millions)	Parent’s investment	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity
Balance at January 1, 2021	$(2,963)	$12,577	$82	$4,505	$14,201
Net income	—	1,062	—	276	1,338
Other comprehensive loss	—	—	(48)	—	(48)
Share-based compensation	181	—	—	47	228
Withholding taxes on net share settlements of share-based compensation	(134)	—	—	—	(134)
Transactions with Parent, net (Note 13)	(696)	—	—	(203)	(899)
Shares repurchased by subsidiary	(404)	—	—	(1,108)	(1,512)
Dividends paid by subsidiary	—	—	—	(58)	(58)
Shares issued by subsidiary	(93)	—	—	106	13
Other, net	5	—	—	—	5
Balance at December 31, 2021	$(4,104)	$13,639	$34	$3,565	$13,134
Net income	—	908	—	210	1,118
Other comprehensive loss	—	—	—	(5)	(5)
Share-based compensation	187	—	—	39	226
Withholding taxes on net share settlements of share-based compensation	(118)	—	—	—	(118)
Transactions with Parent, net (Note 13)	(1,043)	—	—	—	(1,043)
Shares repurchased by subsidiary	(173)	—	—	(467)	(640)
Dividends paid by subsidiary	—	—	—	(249)	(249)
Shares issued by subsidiary	(70)	—	—	77	7
Other, net	(47)	20	—	(32)	(59)
Balance at December 31, 2022	$(5,368)	$14,567	$34	$3,138	$12,371
Net income	—	786	—	202	988
Other comprehensive income (loss)	—	—	(27)	2	(25)
Share-based compensation	187	—	—	34	221
Withholding taxes on net share settlements of share-based compensation	(64)	—	—	—	(64)
Transactions with Parent, net (Note 13)	(3)	—	—	—	(3)
Shares repurchased by subsidiary	45	—	—	(319)	(274)
Dividends paid by subsidiary	—	—	—	(65)	(65)
Shares issued by subsidiary	(60)	—	—	65	5
Other, net	(21)	—	—	(31)	(52)
Balance at December 31, 2023	$(5,284)	$15,353	$7	$3,026	$13,102
See accompanying notes to the combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
(in millions)	2023	2022	2021
Cash flows from operating activities:
Net income	$988	$1,118	$1,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	624	611	603
Non-cash impairment and restructuring costs	26	65	24
Non-cash interest expense, net of amortization of premium	14	19	15
Unrealized (gains) losses on intergroup interests, net	(68)	19	(121)
Realized and unrealized (gains) losses on financial instruments, net	126	(83)	(61)
Loss on extinguishment of debt	—	—	83
Loss on unconsolidated entity investments, net	19	5	18
Share-based payment expense	203	209	215
Deferred income tax expense (benefit)	(40)	240	124
Amortization of right-of-use assets	45	49	50
Other charges (credits), net	2	10	(15)
Changes in operating assets and liabilities:
Receivables and other assets	(89)	31	(109)
Deferred revenue	(119)	(149)	(288)
Payables and other liabilities	98	(163)	34
Net cash provided by operating activities	1,829	1,981	1,910
Cash flows from investing activities:
Additions to property and equipment	(650)	(426)	(388)
Cash proceeds from disposition of investments	—	66	177
Proceeds from insurance recoveries	—	—	225
Acquisition of business, net of cash acquired	—	(136)	(14)
Other investing activities, net	(46)	3	(64)
Net cash used in investing activities	(696)	(493)	(64)
Cash flows from financing activities:
Taxes paid from net share settlements for stock-based compensation	(64)	(147)	(106)
Revolving credit facility borrowings	1,670	2,300	1,177
Revolving credit facility repayments	(1,750)	(2,220)	(1,830)
Proceeds from long-term borrowings, net of costs	1,011	600	5,117
Repayments of long-term borrowings	(2,032)	(419)	(4,042)
Settlement of intergroup interests	273	78	—
Subsidiary shares repurchased by subsidiary	(274)	(647)	(1,523)
Dividends paid by subsidiary	(65)	(249)	(58)
Transactions with Parent, net (Note 13)	(3)	(1,043)	(899)
Other financing activities, net	46	23	(84)
Net cash used in financing activities	(1,188)	(1,724)	(2,248)
See accompanying notes to the combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
COMBINED STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
(in millions)	2023	2022	2021
Net decrease in cash, cash equivalents and restricted cash	(55)	(236)	(402)
Cash, cash equivalents and restricted cash at beginning of period(1)	370	606	1,008
Cash, cash equivalents and restricted cash at end of period(1)	$315	$370	$606
Supplemental disclosure of cash and non-cash flow information
Cash paid during the period for:
Interest, net of amounts capitalized	$507	$487	$455
Income taxes paid	$165	$136	$84
Non-cash investing and financing activities:
Finance lease obligations incurred to acquire assets	$8	$14	$—
Settlement of debt obligations with equity securities (Note 13)	$61	$—	$—

(1)
The following table reconciles cash, cash equivalents and restricted cash per the statement of cash flows to the balance sheet. The restricted cash balances are primarily due to letters of credit which have been issued to the landlords of leased office space. The terms of the letters of credit primarily extend beyond one year.

	As of December 31,
(in millions)	2023	2022	2021
Cash and cash equivalents	$306	$362	$598
Restricted cash included in Other long-term assets	9	8	8
Total cash, cash equivalents and restricted cash at end of period	$315	$370	$606
See accompanying notes to the combined financial statements.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
(1)
Business & Basis of Presentation

On December 11, 2023, Liberty Media Corporation (“Liberty” or “Parent”) entered into definitive agreements, which were amended on June 16, 2024, subject to the terms thereof, to redeem each outstanding share of its Liberty SiriusXM common stock in exchange for a number of shares of common stock of a newly formed entity (the “Split-Off”), Liberty Sirius XM Holdings Inc. (“Liberty Sirius XM Holdings”) equal to the exchange ratio, as defined in the Reorganization Agreement dated as of December 11, 2023 (“Exchange Ratio”), by and among Liberty, Liberty Sirius XM Holdings and Sirius XM Holdings (as defined below) (as may be amended from time to time, the “Reorganization Agreement”). The Exchange Ratio will be calculated prior to the effective time of the redemption and is estimated to be approximately 0.83 of a share of Liberty Sirius XM Holdings. Liberty Sirius XM Holdings will be comprised of certain businesses, assets and liabilities attributed to the Liberty SiriusXM Group (“Liberty SiriusXM Group”), which, as of December 31, 2023, include Liberty’s approximate 83% interest in Sirius XM Holdings Inc. (“Sirius XM Holdings”), corporate cash, Liberty’s 3.75% Convertible Senior Notes due 2028, Liberty’s 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty.
The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and represent a combination of the historical financial information of Sirius XM Holdings and the aforementioned assets and liabilities. These combined financial statements refer to the combination of Sirius XM Holdings and the aforementioned assets and liabilities as “Liberty Sirius XM Holdings,” “the Company,” “us,” “we” and “our” in the notes to the combined financial statements. “Sirius XM” refers to Sirius XM Holdings’ wholly owned subsidiary, Sirius XM Radio Inc., and its subsidiaries other than Pandora. “Pandora” refers to Sirius XM’s wholly owned subsidiary Pandora Media, LLC and its subsidiaries. The Split-Off will be accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty SiriusXM common stock. All significant intercompany accounts and transactions have been eliminated in the combined financial statements.
Following the Split-Off, the Company expects to make Sirius XM Holdings a wholly-owned subsidiary pursuant to a merger of a subsidiary of the Company with and into Sirius XM Holdings, with Sirius XM Holdings surviving the merger as a wholly owned subsidiary of the Company (the “Merger” and, collectively with the Split-Off, the “Transactions”) and stockholders of Sirius XM Holdings other than the Company and its subsidiaries will receive one-tenth of a share of the Company’s common stock for each share of Sirius XM Holdings common stock, thereby eliminating the noncontrolling interest in Sirius XM Holdings.
The Transactions are intended to generally be tax-free to holders of Liberty SiriusXM common stock and Sirius XM Holdings common stock (except with respect to any cash received by such holders) and the completion of the Transactions will be subject to various conditions, including the receipt of opinions of tax counsel.
Business
Sirius XM Holdings operates two complementary audio entertainment businesses — one of which it refers to as “Sirius XM” and the second of which it refers to as “Pandora and Off-platform.”
Sirius XM
The Sirius XM business features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the United States on a subscription fee basis. Sirius XM packages include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through Sirius XM Holdings’ two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Satellite radios are primarily distributed through automakers, retailers and Sirius XM Holdings’

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
website. The Sirius XM service is also available through an in-car user interface, called “360L,” that combines Sirius XM Holdings’ satellite and streaming services into a single, cohesive in-vehicle entertainment experience.
The primary source of revenue from the Sirius XM business is subscription fees, with most of its customers subscribing to monthly, quarterly, semi-annual or annual plans. Sirius XM Holdings also derives revenue from advertising on select non-music channels, which is sold under the SiriusXM Media brand, direct sales of satellite radios and accessories, and other ancillary services. As of December 31, 2023, the Sirius XM business had approximately 33.9 million subscribers.
In addition to the audio entertainment businesses, Sirius XM Holdings provides connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. Sirius XM Holdings also offers a suite of data services that includes graphical weather, fuel prices, sports schedules and scores and movie listings, a traffic information service that includes information as to road closings, traffic flow and incident data to consumers with compatible in-vehicle navigation systems, and real-time weather services in vehicles, boats and planes.
Sirius XM holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. (“Sirius XM Canada”). Sirius XM Canada’s subscribers are not included in Sirius XM’s subscriber count or subscriber-based operating metrics.
Pandora and Off-platform
The Pandora and Off-platform business operates a music and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through computers, tablets, mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists, podcasts and select Sirius XM content as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). As of December 31, 2023, Pandora had approximately 6.0 million subscribers.
The majority of revenue from Pandora is generated from advertising on Pandora’s ad-supported radio service which is sold under the SiriusXM Media brand. Pandora also derives subscription revenue from its Pandora Plus and Pandora Premium subscribers.
Sirius XM Holdings also sells advertising on other audio platforms and in widely distributed podcasts, which it considers to be off-platform services. Sirius XM Holdings has an arrangement with SoundCloud Holdings, LLC (“SoundCloud”) to be its exclusive ad sales representative in the US and certain European countries and offer advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. It also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz Inc., Sirius XM Holdings provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and podcast monetization solutions.
Split-Off of Liberty Sirius XM Holdings from Liberty
A portion of Liberty’s general and administrative expenses, including legal, tax, accounting, treasury and investor relations support was allocated to the Company each period primarily based on an estimate of time spent on matters related to the Company. The Company paid approximately $11, $13 and $8 during the years ended December 31, 2023, 2022 and 2021, respectively, for such expenses, which are included in General and administrative in our combined statements of operations.
Following the Split-Off, Liberty and Liberty Sirius XM Holdings will operate as separate, publicly traded companies, and neither is expected to have any continuing stock ownership, beneficial or otherwise,

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
in the other. In connection with the Split-Off, Liberty and Liberty Sirius XM Holdings have entered into the Reorganization Agreement and will enter into certain other agreements, including a tax sharing agreement, in order to govern the relationship between the two companies after the Split-Off.
The Reorganization Agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Liberty Sirius XM Holdings and Liberty with respect to and resulting from the Split-Off. The tax sharing agreement will provide for the allocation and indemnification of tax liabilities and benefits between Liberty and Liberty Sirius XM Holdings and other agreements related to tax matters.
(2)
Summary of Significant Accounting Policies

In addition to the significant accounting policies discussed in this Note 2, the following table includes significant accounting policies that are described in other notes to our combined financial statements, including the number and page of the note:
Significant Accounting Policy	Note #	Page #
Acquisition	3	F-53
Fair Value Measurements	4	F-54
Goodwill	7	F-56
Intangible Assets	8	F-57
Property and Equipment	9	F-59
Equity Method Investments	11	F-63
Share-Based Compensation	14	F-71
Legal Reserves	15	F-77
Income Taxes	16	F-81
Cash and Cash Equivalents
Our cash and cash equivalents consist of cash on hand, money market funds, certificates of deposit, in-transit credit card receipts and highly liquid investments purchased with an original maturity of three months or less.
Revenue Recognition
Revenue is measured according to Accounting Standards Codification (“ASC”) 606, Revenue — Revenue from Contracts with Customers, and is recognized based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. We recognize revenue when we satisfy a performance obligation by transferring control over a service or product to a customer. We report revenues net of any tax assessed by a governmental authority that is both imposed on, and concurrent with, a specific revenue-producing transaction between a seller and a customer in our combined statements of operations. Collected taxes are recorded within Other current liabilities until remitted to the relevant taxing authority. For equipment sales, we are responsible for arranging for shipping and handling. Shipping and handling costs billed to customers are recorded as revenue and are reported as a component of Cost of equipment.
The following is a description of the principal activities from which we generate our revenue, including from self-pay and paid promotional subscribers, advertising, and sales of equipment.
Subscriber revenue consists primarily of subscription fees and other ancillary subscription based revenues. Revenue is recognized on a straight line basis when the performance obligations to provide each

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
service for the period are satisfied, which is over time as our subscription services are continuously transmitted and can be consumed by customers at any time. Consumers purchasing or leasing a vehicle with a factory-installed satellite radio may receive between a three and twelve month subscription to our service. In certain cases, the subscription fees for these consumers are prepaid by the applicable automaker. Prepaid subscription fees received from automakers or directly from consumers are recorded as deferred revenue and amortized to revenue ratably over the service period which commences upon sale. Activation fees are recognized over one month as the activation fees are non-refundable and do not provide for a material right to the customer. There is no revenue recognized for unpaid trial subscriptions. In some cases we pay a loyalty fee to the automakers when we receive a certain amount of payments from self-pay customers acquired from that automaker. These fees are considered incremental costs to obtain a contract and are, therefore, recognized as an asset and amortized to Subscriber acquisition costs over an average subscriber life. Revenue share and loyalty fees paid to an automaker offering a paid trial are accounted for as a reduction of revenue as the payment does not provide a distinct good or service.
Music royalty fee primarily consists of U.S. music royalty fees (“MRF”) collected from subscribers. The related costs we incur for the right to broadcast music and other programming are recorded as Revenue share and royalties expense. Fees received from subscribers for the MRF are recorded as deferred revenue and amortized to Subscriber revenue ratably over the service period.
We recognize revenue from the sale of advertising as performance obligations are satisfied, which generally occurs as ads are delivered. For our satellite radio service, ads are delivered when they are aired. For our streaming services, ads are delivered primarily based on impressions. Agency fees are calculated based on a stated percentage applied to gross billing revenue for our advertising inventory and are reported as a reduction of advertising revenue. Additionally, we pay certain third parties a percentage of advertising revenue. Advertising revenue is recorded gross of such revenue share payments as we control the advertising service, including the ability to establish pricing, and we are primarily responsible for providing the service. Advertising revenue share payments are recorded to Revenue share and royalties during the period in which the advertising is transmitted.
Equipment revenue and royalties from the sale of satellite radios, components and accessories are recognized upon shipment, net of discounts and rebates. Shipping and handling costs billed to customers are recorded as revenue. Shipping and handling costs associated with shipping goods to customers are reported as a component of Cost of equipment. Other revenue primarily includes revenue recognized from royalties received from Sirius XM Canada.
Customers pay for the services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in our combined statement of operations as the services are provided. Changes in the deferred revenue balance during the year ended December 31, 2023, were not materially impacted by other factors.
As the majority of our contracts are one year or less, we have utilized the optional exemption under ASC 606-10-50-14 and do not disclose information about the remaining performance obligations for contracts which have original expected durations of one year or less. As of December 31, 2023, less than seven percent of our total deferred revenue balance related to contracts that extend beyond one year. These contracts primarily include prepaid data trials which are typically provided for three to five years and self-pay customers who prepay for their audio subscriptions for up to three years. These amounts are recognized on a straight-line basis as our services are provided.
Revenue Share
We share a portion of our subscription revenues earned from self-pay subscribers with certain automakers. The terms of the revenue share agreements vary with each automaker, but are typically based upon the earned audio revenue as reported or gross billed audio revenue. Revenue share on self-pay revenue is recognized as an expense and recorded in Revenue share and royalties in our combined statements of

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
operations. We also pay revenue share to certain talent on non-music stations on our satellite radio service and to podcast talent based on advertising revenue for the related channel or podcast. Revenue share on non-music channels and podcasts is recognized in Revenue share and royalties in our combined statements of operations when it is earned. In some cases, we pay minimum guarantees for revenue share to podcast owners which is recorded in Prepaid and other current assets in our combined balance sheets. The minimum guarantee is recognized in Revenue share and royalties primarily on a straight line basis over the contractual term. The prepaid balance is regularly reviewed for recoverability and any amount not deemed to be recoverable is recognized as an expense in the period.
Royalties
In connection with our businesses, we must enter into royalty arrangements with two sets of rights holders: holders of musical compositions copyrights (that is, the music and lyrics) and holders of sound recordings copyrights (that is, the actual recording of a work). Our Sirius XM and Pandora businesses use both statutory and direct music licenses as part of their businesses. We license varying rights — such as performance and mechanical rights — for use in our Sirius XM and Pandora businesses based on the various radio and interactive services they offer. The music rights licensing arrangements for our Sirius XM and Pandora businesses are complex.
Musical Composition Copyrights
We pay performance royalties for our Sirius XM and Pandora businesses to holders and rights administrators of musical compositions copyrights, including performing rights organizations and other copyright owners. These performance royalties are based on agreements with performing rights organizations which represent the holders of these performance rights. Our Sirius XM and Pandora businesses have arrangements with these performance rights organizations. Arrangements with Sirius XM generally include fixed payments during the term of the agreement and arrangements with Pandora for its ad-supported radio service have variable payments based on usage and ownership of a royalty pool.
Pandora must also license reproduction rights, which are also referred to as mechanical rights, to offer the interactive features of the Pandora services. For our Pandora subscription services, copyright holders receive payments for these rights at the rates determined in accordance with the statutory license set forth in Section 115 of the United States Copyright Act. These mechanical royalties are calculated as the greater of a percentage of our revenue or a percentage of our payments to record labels.
Sound Recording Copyrights
For our non-interactive satellite radio or streaming services we may license sound recordings under direct licenses with the owners of sound recordings or based on the royalty rate established by the Copyright Royalty Board (the “CRB”). For our Sirius XM business, the royalty rate for sound recordings has been set by the CRB. The revenue subject to royalty includes subscription revenue from our U.S. satellite digital audio radio subscribers, and advertising revenue from channels other than those channels that make only incidental performances of sound recordings. The rates and terms permit us to reduce the payment due each month for those sound recordings that are separately licensed and sound recordings that are directly licensed from copyright owners and exclude from our revenue certain other items, such as royalties paid to us for intellectual property, sales and use taxes, bad debt expense and generally revenue attributable to areas of our business that do not involve the use of copyrighted sound recordings.
For our Pandora business, we have entered into direct license agreements with major and independent music labels and distributors for a significant majority of the sound recordings that stream on the Pandora ad-supported service, Pandora Plus and Pandora Premium. For sound recordings that we stream and for which we have not entered into a direct license agreement with the sound recording rights holders, the sound recordings are streamed pursuant to the statutory royalty rates set by the CRB. Pandora pays royalties to

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
owners of sound recordings on either a per-performance fee based on the number of sound recordings transmitted or a percentage of revenue associated with the applicable service. Certain of these agreements also require Pandora to pay a per subscriber minimum amount.
Programming Costs
Programming costs which are for a specified number of events are amortized on an event-by-event basis; programming costs which are for a specified season or include programming through a dedicated channel are amortized over the season or period on a straight-line basis. We allocate a portion of certain programming costs which are related to sponsorship and marketing activities to Sales and marketing expense on a straight-line basis over the term of the agreement.
Advertising Costs
Media is expensed when aired and advertising production costs are expensed as incurred. Advertising production costs include expenses related to marketing and retention activities, including expenses related to direct mail, outbound telemarketing and email communications. We incur advertising production costs related to cooperative marketing and promotional events and sponsorships. During the years ended December 31, 2023, 2022 and 2021, we recorded advertising costs of $421, $513 and $515, respectively. These costs are reflected in Sales and marketing expense in our combined statements of operations.
Subscriber Acquisition Costs
Subscriber acquisition costs consist of costs incurred to acquire new subscribers which include hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a satellite radio and a prepaid subscription to our service in the sale or lease price of a new vehicle; subsidies paid for chipsets and certain other components used in manufacturing radios; device royalties for certain radios and chipsets; commissions paid to retailers and automakers as incentives to purchase, install and activate radios; product warranty obligations; freight; and provisions for inventory allowance attributable to inventory consumed in our automotive and retail distribution channels. Subscriber acquisition costs do not include advertising costs, loyalty payments to distributors and dealers of radios and revenue share payments to automakers and retailers of radios.
Subsidies paid to radio manufacturers and automakers are expensed upon installation, shipment, receipt of product or activation and are included in Subscriber acquisition costs because we are responsible for providing the service to the customers. Commissions paid to retailers and automakers are expensed upon either the sale or activation of radios. Chipsets that are shipped to radio manufacturers and held on consignment are recorded as inventory and expensed as Subscriber acquisition costs when placed into production by radio manufacturers. Costs for chipsets are expensed as Subscriber acquisition costs when the automaker confirms receipt.
Research & Development Costs
Research and development costs are expensed as incurred and primarily include the cost of new product development, chipset design, software development and engineering. During the years ended December 31, 2023, 2022 and 2021, we recorded research and development costs of $276, $246 and $229, respectively. These costs are reported as a component of Engineering, design and development expense in our combined statements of operations.
Investments
All marketable equity securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in Other income, net in

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
the accompanying combined statements of operations. There were no marketable equity securities as of December 31, 2023 and 2022.
For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company’s investment in, advances to and commitments for the investee. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag.
Changes in the Company’s proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity investee, are recognized in the combined statements of operations through the Other income, net line item. To the extent there is a difference between our ownership percentage in the underlying equity of an equity method investee and our carrying value, such difference is accounted for as if the equity method investee were a consolidated subsidiary.
The Company continually reviews its equity investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; analysts’ ratings and estimates of 12-month share price targets for the investee; changes in stock price or valuation subsequent to the balance sheet date; and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company’s assessment of the foregoing factors involves a high degree of judgment and accordingly, actual results may differ materially from the Company’s estimates and judgments. Writedowns for equity method investments are included in Other income, net in the combined statements of operations.
The Company performs a qualitative assessment for equity securities without readily determinable fair values each reporting period to determine whether the security could be impaired. If the qualitative assessment indicates that an impairment could exist, we estimate the fair value of the investments, and, to the extent the security’s fair value is less than its carrying value, an impairment is recorded in the combined statements of operations.
Derivative Instruments and Hedging Activities
All of the Company’s derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in Other income, net on the combined statements of operations. None of the Company’s derivatives are currently designated as hedges.
The fair value of certain of the Company’s derivative instruments are estimated using the Black-Scholes model. The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company’s estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Considerable management judgment was required in estimating the Black-Scholes variables.
Noncontrolling Interests
The Company reports noncontrolling interests in the balance sheet and the amount of combined net income attributable to the parent and to the noncontrolling interest is presented in the combined statement of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity. Noncontrolling interests relate to the interest in Sirius XM Holdings owned by non-Liberty shareholders.
Share-based compensation
As more fully described in Note 14, Liberty has granted to its directors and employees restricted stock (“RSAs”), restricted stock units (“RSUs”) and stock options to purchase shares of Liberty SiriusXM common stock (collectively, “Liberty Awards”). In addition, Sirius XM Holdings has granted to employees, directors and third parties RSUs and options to purchase shares of Sirius XM Holdings common stock (collectively, “SiriusXM Awards”, and together with the Liberty Awards referred to as “Awards”). The Company measures the cost of employee services received in exchange for an Award based on the grant-date fair value of the Award and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company estimates grant date fair value using the Black-Scholes valuation model.
Included in the accompanying combined statements of operations are the following amounts of share-based compensation:
	For the Years Ended December 31,
	2023	2022	2021
Cost of services:
Programming and content	$34	$34	$33
Customer service and billing	5	6	6
Transmission	6	6	6
Sales and marketing	45	52	58
Engineering, design, and development	46	39	36
General and administrative	67	72	76
	$203	$209	$215
Pro Forma Net Income per Share (Unaudited)
Unaudited pro forma net income per common share is computed by dividing net income by the number of shares expected to be issued in the Split-Off and the Merger. Shares of the Company’s common stock to be issued in the Split-Off, if the Split-Off had occurred on December 31, 2023, are a number of shares, equal to the aggregate number of shares of Liberty SiriusXM Series A, Series B and Series C common stock and Liberty granted RSUs and RSAs (as discussed in Note 14) that would have been outstanding as of December 31, 2023, multiplied by the Exchange Ratio assuming an 0.83 Exchange Ratio for every share of aforementioned stock outstanding. In the Merger, minority interest stockholders in Sirius

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
XM Holdings will receive one-tenth of a share of the Company’s common stock for each share of Sirius XM Holdings common stock, referred to below as the Minority Interest exchange ratio. Refer to Note 1 for additional information on the Transactions.
Year Ended December 31, 2023
Numerator:
Net income attributable to Liberty Sirius XM Holdings	$786
Denominator:
Total Liberty SiriusXM Shares	327
Exchange Ratio	0.83
Liberty SiriusXM Shares multiplied by the Exchange Ratio	271
Minority Interest Shares	638
Minority Interest exchange ratio	0.1
Minority Interest Shares multiplied by the Minority Interest exchange ratio	64
Total Shares	335
Unaudited pro forma net income attributable to Liberty Sirius XM Holdings per share – basic	$2.35
Reclasses
Certain prior period amounts have been reclassified for comparability with the current year presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates. Significant estimates inherent in the preparation of the accompanying combined financial statements include asset impairment, fair value measurement of non-financial instruments, depreciable lives of our satellites, share-based payment expense and income taxes.
The Company holds investments that are accounted for using the equity method. The Company does not control the decision making process or business management practices of these affiliates. Accordingly, the Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates’ independent auditors on the financial statements of such affiliates. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on the Company’s combined financial statements.
Recently Adopted Accounting Policies
Accounting Standard Update 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”).   In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06 which removes the separation models for convertible debt with cash conversion or beneficial conversion features. ASU 2020-06 also requires the application of the if-converted method for calculating diluted earnings per share as the treasury stock method will no longer be permitted for convertible instruments. We adopted ASU 2020-06 as

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
of January 1, 2022 using the modified retrospective approach and recorded an immaterial cumulative effect adjustment to retained earnings upon adoption, which is presented in Other, net in our combined statements of equity.
Recent Accounting Pronouncements Not Yet Adopted
Accounting Standard Update 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”).   In December 2023, the FASB issued ASU 2023-09, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the disclosure requirements related to the new standard.
Accounting Standard Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”).   In November 2023, the FASB issued ASU 2023-07, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is evaluating the disclosure requirements related to the new standard.
Accounting Standards Update 2023-02, Investments — Equity Method Investments and Joint Ventures (“ASU 2023-02”), In March 2023, the FASB issued ASU 2023-02 which amended the guidance related to accounting for investments in tax credit structures to allow reporting entities to elect to apply the proportional amortization method on a tax-credit-program by tax-credit-program basis to account for tax equity investments that generate income tax credits. Investments qualifying for the proportional amortization method results in the cost of the investment, less any expected residual value, being amortized in proportion to (and over the same period as) the total income tax credits and other income tax benefits received by the investor. Amortization of the investment and the income tax credits and other income tax benefits are presented net in the income statement as a component of income tax (expense) benefit. ASU 2023-02 is effective for fiscal years beginning after December 15, 2023, including interim periods within those years, and early adoption is permitted. The Company plans to adopt ASU 2023-02 on January 1, 2024 on a modified retrospective basis. The Company is in the process of evaluating the impact of ASU 2023-02 on its consolidated financial statements. The Company intends to elect to apply the proportional amortization method to eligible investments that it made or will make in carbon capture, utilization, and storage projects that are eligible for tax credits under Section 45Q of the Internal Revenue Code. The Company does not expect the adoption of ASU 2023-02 on our existing investments to materially impact our financial position or results of operations. The Company intends to apply the proportional amortization method to a tax equity investment that it made subsequent to December 31, 2023. The Company expects to record an asset for its initial investment and unfunded future commitments and a corresponding liability for the unfunded future commitments. The asset will be amortized in proportion to the income tax benefits received.
(3)
Acquisitions

On May 20, 2022, we completed an acquisition for total cash consideration of $93. We recognized goodwill of $69, indefinite-lived intangible assets of $1 and other long-term assets of $23. The other assets represent acquired content which will be amortized over its estimated useful life to Programming and content in our combined statements of operations.
On January 12, 2022, we completed an acquisition for total cash consideration of $43. We recognized goodwill of $29, other definite-lived intangible assets of $19 and liabilities of $4.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
On April 23, 2021, we completed an acquisition for total consideration of $27 which included $20 in cash, a $3 deferred cash payment and $4 in RSUs. We recognized goodwill of $23 and other assets of $5.
There were no acquisition related costs for the year ended December 31, 2023. Acquisition related costs for the years ended December 31, 2022, and 2021 were $2 and $12, respectively.
(4)
Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants. As of December 31, 2023 and 2022, the carrying amounts of cash and cash equivalents, receivables, and accounts payable approximated fair value due to the short-term nature of these instruments. Due to the variable rate nature of the Credit Facility (including the Incremental Term Loan) and Sirius XM Holdings Margin Loan, as defined in Note 12, the Company believes that the carrying amount approximates fair value at December 31, 2023 and 2022. ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for input into valuation techniques as follows:
i.
Level 1 input: unadjusted quoted prices in active markets for identical instrument;

ii.
Level 2 input: observable market data for the same or similar instrument but not Level 1, including quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

iii.
Level 3 input: unobservable inputs developed using management’s assumptions about the inputs used for pricing the asset or liability.

Our assets and liabilities measured at fair value were as follows:
	December 31, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total Fair Value	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents	$266	$—	$—	$266	$305	$—	$—	$305
Financial instrument assets(a)(b)	$53	$—	$—	$53	$47	$218	$—	$265
Debt(c)	$—	$1,262	$—	$1,262	$—	$1,909	$—	$1,909

(a)
Level 1 financial instrument assets are comprised of the Company’s deferred compensation plan assets. Refer to Note 14 for additional discussion.

(b)
Level 2 financial instrument assets were comprised of the Company’s bond hedges. Refer to Note 12 for additional discussion.

(c)
The fair values of the corporate level exchangeable senior debentures and convertible senior notes are based on quoted market prices but are not considered to be traded on “active markets,” as defined by GAAP. Refer to Note 12 for additional discussion related to our debt.

Realized and Unrealized Gains (Losses) on Financial Instruments, net
Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following and are included in Other income, net on the combined statements of operations:

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
	Years Ended December 31,
	2023	2022	2021
Equity securities	$(15)	$—	$86
Debt measured at fair value(a)	(5)	329	(223)
Change in fair value of bond hedges(b)	(114)	(236)	193
Other	8	(10)	5
Total	$(126)	$83	$61

(a)
The Company elected to account for its corporate level exchangeable senior debentures and convertible senior notes using the fair value option. Changes in the fair value of the corporate level exchangeable senior debentures and convertible senior notes recognized in the combined statements of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to changes in the instrument specific credit risk and recognizes such amount in other comprehensive income (loss). The change in the fair value of corporate level exchangeable senior debentures and convertible senior notes attributable to changes in the instrument specific credit risk was a loss of $6, gain of $36, and loss of $60 for the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023 and 2022, the Company recognized $46 and $7, respectively, of previously unrecognized gains related to the retirement of debt measured at fair value through Other income, net in the combined statements of operations. There was no retirement of debt measured at fair value during the year ended December 31, 2021. The cumulative change since issuance was a loss of $70 as of December 31, 2023, net of the recognition of previously unrecognized gains and losses.

(b)
Contemporaneously with the issuance of the 1.375% Cash Convertible Senior Notes due 2023 (the “Convertible Notes”), the Company entered into privately negotiated cash convertible note hedges, which were expected to offset potential cash payments the Company would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes. The bond hedges were marked to market based on the trading price of underlying Series A Liberty SiriusXM, Liberty Braves and Liberty Formula One securities and other observable market data as the significant inputs (Level 2). Refer to Note 12 for additional discussion of the Convertible Notes and the bond hedges.

(5)
Restructuring Costs

During the year ended December 31, 2023, restructuring costs were $49. In 2023, Sirius XM Holdings initiated measures to pursue greater efficiency and to realign its business and focus on strategic priorities. As part of these measures, Sirius XM Holdings reduced the size of its workforce by approximately 475 roles, or 8%. Sirius XM Holdings recorded a charge of $34 primarily related to severance and other related costs. In addition, Sirius XM Holdings vacated two of its leased locations and recorded impairments of $12 to reduce the carrying value of the related right of use assets to their estimated fair value. Additionally, Sirius XM Holdings accrued expenses of $3 for which its will not recognize any future economic benefits. The restructuring and related impairment charges were recorded to Impairment, restructuring and acquisition costs in our consolidated statements of operations.
During the year ended December 31, 2022, Sirius XM Holdings evaluated its office space needs, and, vacated certain office spaces and recorded an impairment of $16 to reduce the carrying value of the related right of use assets to their estimated fair values. Additionally, Sirius XM Holdings wrote off fixed assets of $5 in connection with furniture and equipment located at the impaired office spaces. Separately, Sirius XM Holdings performed an analysis surrounding initiatives that it is no longer pursuing and recorded an impairment of $43 associated with terminated software projects and an impairment of $6 related to

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
severance. The total charge of $70 was recorded to Impairment, restructuring and acquisition costs in our combined statements of operations.
During the year ended December 31, 2021, Sirius XM Holdings evaluated its office space needs and, as a result of such analysis, surrendered certain office leases. Sirius XM Holdings assessed the recoverability of the carrying value of the operating lease right of use assets related to these locations. Based on that assessment, the carrying values of the assets were not recoverable, and Sirius XM Holdings recorded an impairment of $18 to reduce the carrying value of the assets to their fair values. Additionally, Sirius XM Holdings accrued expenses of $6 for which it will not recognize any future economic benefits and wrote off leasehold improvements of $1. The fair values of the assets were determined using a discounted cash flow model based on management’s assumptions regarding the ability to sublease the locations and the remaining term of the leases. The total charge of $25 was recorded to Impairment, restructuring and acquisition costs in our combined statements of operations.
(6)
Receivables, net

Receivables, net, includes customer accounts receivable, receivables from distributors and other receivables. We do not have any customer receivables that individually represent more than ten percent of our receivables.
Customer accounts receivable, net, includes receivables from our subscribers and advertising customers, including advertising agencies and other customers, and is stated at amounts due, net of an allowance for doubtful accounts. Our allowance for doubtful accounts is based upon our assessment of various factors. We consider historical experience, the age of the receivable balances, current economic conditions, industry experience and other factors that may affect the counterparty’s ability to pay. Bad debt expense is included in Customer service and billing expense in our combined statements of operations.
Receivables from distributors primarily include billed and unbilled amounts due from automakers for services included in the sale or lease price of vehicles, as well as billed amounts due from wholesale distributors of our satellite radios. Other receivables primarily include amounts due from manufacturers of our radios, modules and chipsets where we are entitled to subsidies and royalties based on the number of units produced. We have not established an allowance for doubtful accounts for our receivables from distributors or other receivables as we have historically not experienced any significant collection issues with automakers or other third parties and do not expect issues in the foreseeable future.
Receivables, net, consists of the following:
	December 31, 2023	December 31, 2022
Gross customer accounts receivable	$631	$585
Allowance for doubtful accounts	(15)	(11)
Customer accounts receivable, net	$616	$574
Receivables from distributors	56	53
Other receivables	37	28
Total receivables, net	$709	$655

(7)
Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired in business combinations. Our annual impairment assessment of our two reporting units is performed as of the fourth quarter of each year, and an assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
value of a reporting unit below its carrying amount. ASC 350, Intangibles — Goodwill and Other, states that an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.
During the year ended December 31, 2023, the Company performed a qualitative impairment assessment which indicated that the fair value of its reporting units exceeded their carrying values and therefore were not at risk of impairment. No impairment losses were recorded for goodwill during the years ended December 31, 2023, 2022 and 2021.
As of December 31, 2023, the cumulative balance of goodwill impairments recorded was $956, which was recognized during the year ended December 31, 2020 and is included in the carrying amount of the goodwill allocated to our Pandora and Off-platform reporting unit. Refer to the table below for our goodwill activity for the years ended December 31, 2023 and 2022:
	Sirius XM	Pandora and Off-platform	Total
Balance at January 1, 2022	$14,250	$861	$15,111
Acquisition	—	98	98
Balance at December 31, 2022	14,250	959	15,209
Acquisition	—	—	—
Balance at December 31, 2023	$14,250	$959	$15,209

(8)
Intangible Assets

Our intangible assets include the following:
		December 31, 2023			December 31, 2022
	Weighted Average Useful Lives	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Recorded to Sirius XM Reporting Unit:
Indefinite life intangible assets:
FCC licenses	Indefinite	$8,600	$—	$8,600	$8,600	$—	$8,600
Trademarks	Indefinite	930	—	930	930	—	930
Definite life intangible assets:
Customer relationships	15 years	570	(418)	152	570	(380)	190
OEM relationships	15 years	220	(149)	71	220	(135)	85
Licensing agreements	15 years	285	(228)	57	327	(254)	73
Software and technology	7 years	28	(22)	6	31	(21)	10
Due to Acquisitions recorded to Pandora and Off-platform Reporting Unit:
Indefinite life intangible assets:
Trademarks	Indefinite	312	—	312	312	—	312
Definite life intangible assets:
Customer relationships	8 years	442	(279)	163	442	(225)	217
Software and technology	5 years	391	(372)	19	391	(299)	92
Total intangible assets		$11,778	$(1,468)	$10,310	$11,823	$(1,314)	$10,509

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
Indefinite Life Intangible Assets
We have identified our FCC licenses and XM and Pandora trademarks as indefinite life intangible assets after considering the expected use of the assets, the regulatory and economic environment within which they are used and the effects of obsolescence on their use.
We hold FCC licenses to operate our satellite digital audio radio service and provide ancillary services. Each of the FCC licenses authorizes us to use radio spectrum, a reusable resource that does not deplete or exhaust over time.
ASC 350-30-35, Intangibles — Goodwill and Other, provides for an option to first perform a qualitative assessment to determine whether it is more likely than not that an asset is impaired. If the qualitative assessment supports that it is more likely than not that the fair value of the asset exceeds its carrying value, a quantitative impairment test is not required. If the qualitative assessment does not support the fair value of the asset, then a quantitative assessment is performed. Our annual impairment assessment of our identifiable indefinite lived intangible assets is performed as of the fourth quarter of each year. An assessment is performed at other times if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value. If the carrying value of the intangible assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
We completed a qualitative assessment of our FCC licenses and XM and Pandora trademarks during the fourth quarter of 2023. As of the date of our annual assessment, our qualitative impairment assessment of the fair value of our indefinite intangible assets indicated that the fair value of such assets exceeded their carrying value and therefore were not at risk of impairment.
We completed a quantitative assessment of our FCC licenses and XM and Pandora trademarks during the fourth quarter of 2022. As of the date of our annual assessment for 2022, our impairment assessment of the fair value of our indefinite intangible assets indicated that the estimated fair value of our FCC licenses and Pandora trademarks exceeded their carrying values and therefore no impairment exists.
We completed our qualitative assessments of our FCC licenses and XM and Pandora trademarks during the fourth quarter of 2021. As of the date of our annual assessment, our qualitative impairment assessment of the fair value of our indefinite intangible assets indicated that the fair value of such assets exceeded their carrying value and therefore were not at risk of impairment.
Definite Life Intangible Assets
Definite-lived intangible assets are amortized over their respective estimated useful lives to their estimated residual values, in a pattern that reflects when the economic benefits will be consumed, and are reviewed for impairment under the provisions of ASC 360-10-35, Property, Plant and Equipment/Overall/Subsequent Measurement. We review intangible assets subject to amortization for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the carrying amount of the asset exceeds its fair value.
Amortization expense for all definite life intangible assets was $199, $212 and $211 for the years ended December 31, 2023, 2022 and 2021, respectively. There were retirements of definite lived intangible assets of $44 and we recognized a related impairment loss of $1 during year ended December 31, 2023. There were no retirements or impairments of definite lived intangible assets during the years ended December 31, 2022 and 2021.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
The expected amortization expense for each of the fiscal years 2024 through 2028 and for periods thereafter is as follows:
Years ending December 31,	Amount
2024	$131
2025	124
2026	123
2027	75
2028	15
Thereafter	—
Total definite life intangible assets, net	$468

(9)
Property and Equipment

Property and equipment, including satellites, are stated at cost, less accumulated depreciation. Equipment under leases is stated at the present value of minimum lease payments. Depreciation is calculated using the straight-line method over the following estimated useful life of the asset:
Satellite system	12 – 15 years
Capitalized software and hardware	2 – 7 years
Other(a)	3 – 30 years

(a)
Includes leasehold improvements which are depreciated over the lesser of useful life or remaining lease term.

We review long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds the estimated future cash flows, an impairment charge is recognized in an amount by which the carrying amount exceeds the fair value of the asset. During the year ended December 31, 2023, we retired property and equipment of $289 primarily related to the retirement of the XM-4 satellite and recorded related impairment charges of $14 primarily related to terminated software projects. During the year ended December 31, 2022, we recorded impairment charges of $48 related to the write off of terminated software projects and fixed assets in connection with furniture and equipment located at impaired office spaces. Refer to the Note 5 for more information. During the year ended December 31, 2021, we recorded an impairment charge of $220 related to our SXM-7 satellite which was offset by insurance recoveries. Refer to the discussion below for more information.
Property and equipment, net, consists of the following:

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
	December 31, 2023	December 31, 2022
Satellite system	$1,598	$1,749
Capitalized software and hardware	2,178	1,817
Construction in progress	538	313
Other	627	572
Total property and equipment	4,941	4,451
Accumulated depreciation	(3,150)	(2,900)
Property and equipment, net	$1,791	$1,551
Construction in progress consists of the following:
	December 31, 2023	December 31, 2022
Satellite system	$490	$212
Capitalized software and hardware	17	56
Other	31	45
Construction in progress	$538	$313
Depreciation and amortization expense on property and equipment was $425, $399 and $392 for the years ended December 31, 2023, 2022 and 2021, respectively. In addition to the property and equipment impaired above, we sold real estate during the year ended December 31, 2022 for net proceeds of $15 resulting in a gain of $4 which has been recorded to Impairment, restructuring and acquisition costs line item in our combined statements of operations.
We capitalize a portion of the interest on funds borrowed to finance the construction and launch of our satellites. Capitalized interest is recorded as part of the asset’s cost and depreciated over the satellite’s useful life. Capitalized interest costs were $16, $5 and $7 for the years ended December 31, 2023, 2022 and 2021, respectively, which related to the construction of our SXM-9, SXM-10, SXM-11 and SXM-12 satellites. We also capitalize a portion of share-based compensation related to employee time for capitalized software projects. Capitalized share-based compensation costs were $18, $16 and $13 for the years ended December 31, 2023, 2022 and 2021, respectively.
Satellites
As of December 31, 2023, we operated a fleet of five satellites. Each satellite requires an FCC license, and prior to the expiration of each license, we are required to apply for a renewal of the FCC satellite license. The renewal and extension of our licenses is reasonably certain at minimal cost, which is expensed as incurred. The chart below provides certain information on our satellites as of December 31, 2023:
Satellite Description	Year Delivered	Estimated End of Depreciable Life	FCC License Expiration Year
SIRIUS FM-5	2009	2024	2025
SIRIUS FM-6	2013	2028	2030
XM-3	2005	2020	2026
XM-5	2010	2025	2026
SXM-8	2021	2036	2029
During the year ended December 31, 2021, we recorded an impairment charge of $220 to Impairment, restructuring and acquisition costs in our combined statements of operations related to the total loss of our

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
SXM-7 satellite. We procured insurance for SXM-7 to cover the risks associated with the satellite’s launch and first year of in-orbit operation. The aggregate coverage under the insurance policies with respect to SXM-7 was $225. During the year ended December 31, 2021, we collected $225 of insurance recoveries. Of this amount, $220 was recorded as a reduction to Impairment, restructuring and acquisition costs during year ended December 31, 2021. The remaining $5 was recorded in Other income during the year ended December 31, 2021. SXM-7 remains in-orbit at its assigned orbital location, but is not being used to provide satellite radio service.
During 2023, we removed our XM-4 satellite from service and in October 2023 we completed the de-orbiting and decommissioning of the satellite. Our XM-3 satellite remains available as an in-orbit spare.
(10)
Leases

We have operating and finance leases for offices, terrestrial repeaters, data centers and certain equipment. Our leases have remaining lease terms of less than 1 year to 19 years, some of which may include options to extend the leases for up to 5 years, and some of which may include options to terminate the leases within 1 year. We elected the practical expedient to account for the lease and non-lease components as a single component. Additionally, we elected the practical expedient to not recognize right-of-use assets or lease liabilities for short-term leases, which are those leases with a term of twelve months or less at the lease commencement date.
During the years ended December 31, 2023, 2022 and 2021, we ceased using certain leased locations and recorded an impairment charge of $12, $16 and $18, respectively, to write down the carrying value of the right-of-use assets for these locations to their estimated fair values. Refer to Note 5 for additional information.
The components of lease expense were as follows:
	For the Years Ended December 31,
	2023	2022	2021
Operating lease cost	$61	$76	$76
Finance lease cost	5	1	1
Sublease income	(3)	(3)	(4)
Total lease cost	$63	$74	$73
Supplemental cash flow information related to leases was as follows:
	For the Years Ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$77	$81	$82
Financing cash flows from finance leases	$5	$1	$1
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$16	$28	$3
Operating lease right-of-use assets are included in Other long-term assets, operating lease current liabilities are included in Other current liabilities and operating lease liabilities are included in Other long-term liabilities in the combined balance sheets. Supplemental balance sheet information related to leases was as follows:

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
	December 31, 2023	December 31, 2022
Operating Leases
Operating lease right-of-use assets	$279	$315
Operating lease current liabilities	$46	$50
Operating lease liabilities	292	320
Total operating lease liabilities	$338	$370
	December 31, 2023	December 31, 2022
Finance Leases
Property and equipment, gross	$33	$22
Accumulated depreciation	(12)	(8)
Property and equipment, net	$21	$14
Current maturities of debt	$5	$3
Long-term debt	10	9
Total finance lease liabilities	$15	$12
	December 31, 2023	December 31, 2022
Weighted Average Remaining Lease Term
Operating leases	7 years	8 years
Finance leases	3 years	4 years
	December 31, 2023	December 31, 2022
Weighted Average Discount Rate
Operating leases	5.2%	5.2%
Finance leases	2.3%	2.3%
Maturities of lease liabilities were as follows:
	Operating Leases	Finance Leases
Year ending December 31,
2024	$61	$4
2025	64	6
2026	61	5
2027	55	—
2028	48	—
Thereafter	116	—
Total future minimum lease payments	405	15
Less: imputed interest	(67)	—
Total	$338	$15

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
(11)
Related Party Transactions

In the normal course of business, we enter into transactions with related parties such as Sirius XM Canada and SoundCloud.
Sirius XM Canada
Sirius XM holds a 70% equity interest and 33% voting interest in Sirius XM Canada, a privately held corporation. We own 591 shares of preferred stock of Sirius XM Canada, which has a liquidation preference of one Canadian dollar per share.
Sirius XM Canada is accounted for as an equity method investment, and its results are not consolidated in our combined financial statements. Sirius XM Canada does not meet the requirements for consolidation as we do not have the ability to direct the most significant activities that impact Sirius XM Canada’s economic performance.
On March 15, 2022, Sirius XM and Sirius XM Canada entered into an amended and restated services and distribution agreement. Pursuant to the amended and restated services and distribution agreement, the fee payable by Sirius XM Canada to Sirius XM was modified from a fixed percentage of revenue to a variable fee, based on a target operating profit for Sirius XM Canada. Such variable fee is expected to be evaluated annually based on comparable companies. In accordance with the amended and restated services and distribution agreement, the fee is payable on a monthly basis, in arrears, beginning January 1, 2022.
Our related party long-term assets as of December 31, 2023 and December 31, 2022 included the carrying value of our investment balance in Sirius XM Canada of $604 and $589, respectively, and, as of each of December 31, 2023 and December 31, 2022, also included $8 and $8, respectively, for the long-term value of the outstanding loan to Sirius XM Canada.
Sirius XM Canada paid gross dividends to us of $1, $9 and $2 during the years ended December 31, 2023, 2022 and 2021, respectively. Dividends are first recorded as a reduction to our investment balance in Sirius XM Canada to the extent a balance exists and then as Other (expense) income for any remaining portion.
We recorded revenue from Sirius XM Canada as Other revenue in our combined statements of operations of $104, $111 and $101 during the years ended December 31, 2023, 2022 and 2021, respectively.
SoundCloud
In February 2020, Sirius XM Holdings completed a $75 investment in Series G Membership Units of SoundCloud. The Series G Units are convertible at the option of the holders at any time into shares of ordinary membership units of SoundCloud at a ratio of one ordinary membership unit for each Series G Unit. The investment in SoundCloud is accounted for as an equity method investment as Sirius XM Holdings does not have the ability to direct the most significant activities that impact SoundCloud’s economic performance.
Our investment in SoundCloud is recorded in Related party long-term assets in our combined balance sheets. Sirius XM has appointed two individuals to serve on SoundCloud’s ten-member board of managers. Sirius XM’s share of SoundCloud’s net income was $2, $6 and $2 for the years ended December 31, 2023, 2022 and 2021, respectively, which was recorded in Other income, net in our combined statements of operations.
In addition to our investment in SoundCloud, Pandora has an agreement with SoundCloud to be its exclusive ad sales representative in the US and certain European countries. Through this arrangement, Pandora offers advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. We recorded revenue share expense related to this agreement of $54, $55 and $60 for the years ended

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
December 31, 2023, 2022 and 2021, respectively. We had related party liabilities of $20 and $19 as of December 31, 2023 and 2022, respectively, related to this agreement.
(12)
Debt

Our debt as of December 31, 2023 and December 31, 2022 consisted of the following:
					Principal Amount at	Carrying value(a) at
Issuer / Borrower	Issued	Debt	Maturity Date	Interest Payable	December 31, 2023	December 31, 2023	December 31, 2022
Corporate level notes and loans:
Parent(b)	October 2013	1.375% Cash Convertible Senior Notes	October 15, 2023	semi-annually in arrears April 15 and October 15	$—	$—	$968
Parent(b)	March 2023	3.75% Convertible Senior Notes	March 15, 2028	Annually on March 15	575	688	—
Parent(b)	March 2018	2.125% Exchangeable Senior Debentures	March 31, 2048	quarterly on March 31, June 30, September 30, and December 31	—	—	382
Parent(b)	November 2019	2.75% Exchangeable Senior Debentures	December 1, 2049	quarterly in arrears on March 1, June 1, September 1, and December 1	586	574	559
Parent	Various	Sirius XM Holdings Margin Loan	Various	n/a	695	695	875
Subsidiary notes and loans:
Pandora(c)	June 2018	1.75% Convertible Senior Notes	December 1, 2023	semi-annually on June 1 and December 1	—	—	193
Sirius XM(d)(e)	April 2022	Incremental Term Loan	April 11, 2024	variable fee paid monthly	500	500	500
Sirius XM(d)	August 2021	3.125% Senior Notes	September 1, 2026	semi-annually on March 1 and September 1	1,000	994	992
Sirius XM(d)	July 2017	5.00% Senior Notes	August 1, 2027	semi-annually on February 1 and August 1	1,500	1,494	1,492
Sirius XM(d)	June 2021	4.00% Senior Notes	July 15, 2028	semi-annually on January 15 and July 15	2,000	1,985	1,982
Sirius XM(d)	June 2019	5.500% Senior Notes	July 1, 2029	semi-annually on January 1 and July 1	1,250	1,241	1,240
Sirius XM(d)	June 2020	4.125% Senior Notes	July 1, 2030	semi-annually on January 1 and July 1	1,500	1,488	1,487
Sirius XM(d)	August 2021	3.875% Senior Notes	September 1, 2031	semi-annually on March 1 and September 1	1,500	1,487	1,485
Sirius XM	December 2012	Senior Secured Revolving Credit Facility (the “Credit Facility”)	August 31, 2026	variable fee paid quarterly	—	—	80
Sirius XM	Various	Finance leases	Various	n/a	n/a	15	12
Total debt						11,161	12,247
Less: total current maturities						1,079	1,546
Less: total deferred financing costs, net						9	12
Total long-term debt						$10,073	$10,689

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)

(a)
The carrying value of the obligations is net of any remaining unamortized original issue discount except for the debt measured at fair value noted in (b) below.

(b)
Measured at fair value.

(c)
Sirius XM Holdings unconditionally guaranteed all of the payment obligations of Pandora under these notes. Sirius XM Holdings acquired $193 in principal amount of the 1.75% Convertible Senior Notes due 2023 as part of the acquisition of Pandora Media, Inc. in 2019. During the year ended December 31, 2023, certain investors exercised their right to require a Special Repurchase, as defined in the indenture governing such notes, and Pandora repurchased $173 in outstanding principal amount of the 1.75% Convertible Senior Notes due 2023 with cash for an aggregate purchase price equal to 100% of the principal amount of the notes repurchased plus accrued and unpaid interest to the date of repurchase. In December 2023, Pandora retired the remaining $20 of outstanding principal amount of the 1.75% Convertible Senior Notes due 2023 at maturity with cash for 100% of the principal amount plus accrued and unpaid interest to the date of maturity.

(d)
All material domestic subsidiaries of Sirius XM Holdings, including Pandora and its subsidiaries, that guarantee the Credit Facility have guaranteed the Incremental Term Loan and these notes.

(e)
In April 2022, Sirius XM Radio Inc. entered into an amendment to the Credit Facility to incorporate an Incremental Term Loan borrowing of $500 which matures on April 11, 2024. Interest on the Incremental Term Loan borrowing is based on the Adjusted Term Secured Overnight Financing Rate plus an applicable rate.

1.375% Cash Convertible Senior Notes due 2023
On October 17, 2013, the Company issued $1,000 aggregate principal amount of the Convertible Notes. The consideration due upon conversion of any Convertible Notes was based on the product of the conversion rate specified in the indenture and the underlying basket of Liberty stocks (the “Securities Basket”). Since the date of issuance, the conversion adjustment and other provisions of the indenture were amended to give effect to certain transactions. The Convertible Notes were settled solely in cash and not through the delivery of any securities. During the years ended December 31, 2023 and 2022, the Company paid approximately $882 and $284, respectively, to repurchase approximately $790 and $210 aggregate principal amount of the Convertible Notes, respectively. The Company elected to account for the Convertible Notes using the fair value option. See Note 4 for information related to unrealized gains (losses) on debt measured at fair value. The Convertible Notes matured on October 15, 2023 and were classified as a current liability as of December 31, 2022 in the combined balance sheet.
Additionally, contemporaneously with the issuance of the Convertible Notes, the Company entered into a bond hedge transaction (the “Bond Hedge Transaction”). The Bond Hedge Transaction was expected to offset potential cash payments the Company would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes in the event that the volume-weighted average price per share of the components of the Securities Basket, as measured under the cash convertible note hedge transactions on each trading day of the relevant cash settlement averaging period or other relevant valuation period, was greater than the strike price of the components of the Securities Basket. During the years ended December 31, 2023 and 2022, the Company received approximately $104 and $72, respectively, for the settlement of the portion of the bond hedge related to the repurchase of Convertible Notes described above. The bond hedge expired on October 15, 2023 and was included in Other current assets as of December 31, 2022 in the accompanying combined balance sheets, with changes in the fair value recorded as unrealized gains (losses) on financial instruments in Other income, net in the accompanying combined statements of operations.
Concurrently with the Convertible Notes and Bond Hedge Transaction, the Company also entered into separate privately negotiated warrant transactions under which Liberty sold warrants relating to the same

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
underlying shares of the Convertible Notes and Bond Hedge Transaction, subject to anti-dilution adjustments. The warrants were included in Parent’s investment in the accompanying combined statements of equity. During the years ended December 31, 2023 and 2022, at its election, the Company paid approximately $51 and $45, respectively, for the settlement of the portion of the obligation under the warrants related to the repurchase of Convertible Notes described above.
3.75% Convertible Senior Notes due 2028
On March 10, 2023, the Company issued $575 convertible notes at an interest rate of 3.75% per annum, which, at the Company’s election, are convertible into cash, shares of Series A Liberty SiriusXM common stock or a combination of cash and shares of Series A Liberty SiriusXM common stock and mature on March 15, 2028. As of December 31, 2023, the conversion rate for the notes was approximately 35.4563 shares (not in millions) of Series A Liberty SiriusXM common stock per $1 thousand principal amount of notes, equivalent to a conversion price of approximately $28.20 per share of Series A Liberty SiriusXM common stock. The Company elected to account for the notes using the fair value option. See Note 4 for information related to unrealized gains (losses) on debt measured at fair value.
2.125% Exchangeable Senior Debentures due 2048
On March 6, 2018, the Company closed a private offering of approximately $400 aggregate principal amount of its 2.125% exchangeable senior debentures due 2048 (the “2.125% Exchangeable Senior Debentures due 2048”). Upon an exchange of debentures, pursuant to a supplemental indenture entered into in February 2023, the Company could deliver solely cash to satisfy its exchange obligations. The number of shares of Sirius XM Holdings common stock attributable to a debenture represented an initial exchange price of approximately $8.02 per share. A total of approximately 49.9 shares of Sirius XM Holdings common stock were attributable to the debentures. The debentures could be redeemed by the Company, in whole or in part, on or after April 7, 2023. Holders of the debentures also had the right to require the Company to purchase their debentures on April 7, 2023. Accordingly, the 2.125% Exchangeable Senior Debentures due 2048 are classified as a current liability in the combined balance sheet as of December 31, 2022. During the year ended December 31, 2023, the Company paid approximately $387 to purchase the remaining debentures. The Company elected to account for the debentures using the fair value option. See Note 4 for information related to unrealized gains (losses) on debt measured at fair value.
2.75% Exchangeable Senior Debentures due 2049
On November 26, 2019, the Company closed a private offering of approximately $604 aggregate principal amount of its 2.75% exchangeable senior debentures due 2049 (the “2.75% Exchangeable Senior Debentures due 2049”). Upon an exchange of debentures, the Company, at its option, may deliver Sirius XM Holdings common stock, Series C Liberty SiriusXM common stock, cash or a combination of Sirius XM Holdings common stock, Series C Liberty SiriusXM common stock and/or cash. The number of shares of Sirius XM Holdings common stock attributable to a debenture represents an initial exchange price of approximately $8.62 per share. A total of approximately 70 shares of Sirius XM Holdings common stock are attributable to the debentures. The debentures may be redeemed by the Company, in whole or in part, on or after December 1, 2024. Holders of the debentures also have the right to require the Company to purchase their debentures on December 1, 2024. Accordingly, the 2.75% Exchangeable Senior Debentures due 2049 are classified as a current liability in the combined balance sheet as of December 31, 2023. Additionally, by assumption of the debentures pursuant to the terms of the indenture governing the 2.75% Exchangeable Senior Debentures due 2049, holders will have the right to require the Company to repurchase the 2.75% Exchangeable Senior Debentures due 2049. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. The Company elected to account for the debentures using the fair value option. See Note 6 for information related to unrealized gains (losses) on debt measured at fair value.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
Sirius XM Holdings Margin Loan
In February 2021, Liberty Siri MarginCo, LLC (“Siri MarginCo”), a wholly-owned subsidiary of the Company, borrowed $125 pursuant to an amendment to its margin loan agreement secured by shares of Sirius XM Holdings common stock (the “Sirius XM Holdings Margin Loan”) that was comprised of an $875 term loan and an $875 revolving line of credit. The term loan and any drawn portion of the revolver carried an interest rate of LIBOR plus 2.00% with the undrawn portion carrying a fee of 0.50%. In March 2023, Siri MarginCo amended the Sirius XM Holdings Margin Loan, increasing the revolving line of credit to $1,075, extending the maturity to March 2026 and changing the interest rate to the Secured Overnight Financing Rate (“SOFR”) plus 2.25%. During the year ended December 31, 2023, Siri MarginCo repaid $180 of borrowings outstanding under the term loan. Borrowings outstanding under the Sirius XM Holdings Margin Loan bore interest at a rate of 7.60% and 6.73% per annum at December 31, 2023 and 2022, respectively. As of December 31, 2023, availability under the Sirius XM Holdings Margin Loan was $1,075. As of December 31, 2023, 1,000 shares of the Company’s Sirius XM Holdings common stock with a value of $5,470 were held in collateral accounts related to the Sirius XM Holdings Margin Loan. As of December 31, 2023, the Company is in compliance with various affirmative and negative covenants contained within the margin loan that restrict the activities of the borrower. The margin loan does not include any financial covenants.
Sirius XM Holdings Retired Debt
On August 2, 2021, Sirius XM redeemed $1,000 in outstanding principal amount of its 3.875% Senior Notes due 2022 for an aggregate purchase price, including interest, of $1,019. On August 16, 2021, Sirius XM redeemed $1,500 in outstanding principal amount of its 4.625% Senior Notes due 2024 for an aggregate purchase price, including premium and interest, of $1,541. On September 2, 2021, Sirius XM redeemed $1,000 in outstanding principal amount of its 5.375% Senior Notes due 2026 for an aggregate purchase price, including premium and interest, of $1,034. During the year ended December 31, 2021, we recognized $83 to Loss on extinguishment of debt, consisting primarily of redemption premiums of $62, unamortized discount and unamortized deferred financing fees, as a result of these redemptions.
The Credit Facility
In August 2021, Sirius XM Radio Inc. entered into an amendment to extend the maturity of the $1,750 Credit Facility to August 31, 2026. Sirius XM Radio Inc.’s obligations under the Credit Facility are guaranteed by certain of its material domestic subsidiaries, including Pandora and its subsidiaries, and are secured by a lien on substantially all of Sirius XM Radio Inc.’s assets and the assets of its material domestic subsidiaries. Interest on borrowings is payable on a monthly basis and accrued at a rate based on LIBOR plus an applicable rate. From and after July 1, 2023, Sirius XM Radio Inc.’s borrowings are based on SOFR plus an applicable rate based on its debt to operating cash flow ratio. Sirius XM Radio Inc. is also required to pay a variable fee on the average daily unused portion of the Credit Facility which is payable on a quarterly basis. The variable rate for the unused portion of the Credit Facility was 0.25% per annum as of December 31, 2023. All of Sirius XM Radio Inc.’s outstanding borrowings under the Credit Facility are classified as Long-term debt within our combined balance sheets due to the long-term maturity of this debt.
On January 26, 2024, Sirius XM Radio Inc. entered into an amendment (“Amendment No. 9”) to its existing Credit Facility. Prior to Amendment No. 9, the Credit Facility consisted of a (i) $1,750 senior secured revolving credit facility, from which Sirius XM Radio Inc. could borrow and reborrow from time to time and (ii) a $500 incremental term loan, borrowings from each of which Sirius XM Radio Inc. could use for working capital and other general corporate purchases, including share repurchases, dividends and the financing of acquisitions. Amendment No. 9 provides for certain changes to the Credit Agreement, including the addition of a $1,100 incremental term loan which may be used to repay parent level debt in connection with the Transactions.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
Covenants and Restrictions
Under the Credit Facility, Sirius XM, our wholly owned subsidiary, must comply with a debt maintenance covenant that it cannot exceed a total leverage ratio, calculated as consolidated total debt to consolidated operating cash flow, of 5.0 to 1.0. The Credit Facility generally requires compliance with certain covenants that restrict Sirius XM’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another person, (vi) sell, assign, lease or otherwise dispose of all or substantially all of Sirius XM’s assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions.
The indentures governing Sirius XM’s notes restrict Sirius XM’s non-guarantor subsidiaries’ ability to create, assume, incur or guarantee additional indebtedness without such non-guarantor subsidiary guaranteeing each such series of notes on a pari passu basis. The indentures governing the notes also contain covenants that, among other things, limit Sirius XM’s ability and the ability of its subsidiaries to create certain liens; enter into sale/leaseback transactions; and merge or consolidate.
Under Sirius XM’s debt agreements, the following generally constitute an event of default: (i) a default in the payment of interest; (ii) a default in the payment of principal; (iii) failure to comply with covenants; (iv) failure to pay other indebtedness after final maturity or acceleration of other indebtedness exceeding a specified amount; (v) certain events of bankruptcy; (vi) a judgment for payment of money exceeding a specified aggregate amount; and (vii) voidance of subsidiary guarantees, subject to grace periods where applicable. If an event of default occurs and is continuing, our debt could become immediately due and payable.
At December 31, 2023 and December 31, 2022, we were in compliance with our debt covenants.
Fair Value of Debt
The fair values, based on quoted market prices of the same instruments but not considered to be active markets (Level 2), of Sirius XM’s debt securities, not reported at fair value, whose carrying value does not approximate fair value, are as follows:
	December 31, 2023	December 31, 2022
Sirius XM 3.125% Senior Notes due 2026	$932	$884
Sirius XM 5.0% Senior Notes due 2027	$1,444	$1,386
Sirius XM 4.0% Senior Notes due 2028	$1,827	$1,725
Sirius XM 5.50% Senior Notes due 2029	$1,202	$1,141
Sirius XM 4.125% Senior Notes due 2030	$1,326	$1,245
Sirius XM 3.875% Senior Notes due 2031	$1,277	$1,192
Pandora 1.75% Convertible Senior Notes due 2023	$—	$197

(13)
Equity

Transactions with Parent, net
An intergroup interest represents a quasi-equity interest which is not represented by outstanding shares of common stock; rather, one of the Parent’s tracking stock groups has an attributed interest in another of the Parent’s tracking stock groups, which is generally stated in terms of a number of shares of such tracking stock. Through prior year transactions with the Parent, intergroup interests in other tracking stock groups were established.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
As of December 31, 2021, approximately 5.3 notional shares represented an 2.2% intergroup interest in the Formula One Group held by the Liberty SiriusXM Group and approximately 2.3 notional shares represented a 3.7% intergroup interest in the Braves Group held by the Liberty SiriusXM Group.
Liberty assumed that the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Formula One Group would be comprised of Series A Liberty Formula One common stock and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series A Liberty Formula One and Series A Liberty Braves common stock were used for the mark-to-market adjustment for the intergroup interests held by Liberty SiriusXM Group, included in Other income, net in the combined statements of operations.
During September 2022, the Formula One Group and the Braves Group paid approximately $64 and $14, respectively, to the Liberty SiriusXM Group to settle a portion of the intergroup interests in the Formula One Group and Braves Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes, as described in Note 12. During March 2023, the Formula One Group paid approximately $202 to the Liberty SiriusXM Group to settle a portion of the intergroup interest in the Formula One Group held by the Liberty SiriusXM Group, as a result of the repurchase of a portion of the Convertible Notes, as described in Note 12. On July 12, 2023, the Formula One Group paid approximately $71 to the Liberty SiriusXM Group to settle and extinguish the remaining intergroup interest in the Formula One Group held by the Liberty SiriusXM Group.
On July 18, 2023, Liberty completed the split-off of Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”) through a redemption of each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of Atlanta Braves Holdings common stock. The intergroup interest in the Braves Group attributed to the Company was settled and extinguished through the attribution of Atlanta Braves Holdings Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest. During November 2023, the Company exchanged the shares of Atlanta Braves Holdings Series C common stock with a third party to satisfy certain debt obligations.
On February 1, 2021, Liberty entered into a tax sharing agreement with Sirius XM Holdings governing the allocation of consolidated U.S. income tax liabilities and setting forth agreements with respect to other tax matters. The tax sharing agreement was negotiated by Liberty with a special committee of Sirius XM Holdings’ board of directors, all of whom are independent of Liberty, and approved by the executive committee of Liberty’s Board of Directors. The tax sharing agreement contains provisions that Liberty believes are customary for tax sharing agreements between members of a consolidated group.
Under the Internal Revenue Code, two eligible corporations may form a consolidated tax group, and file a consolidated federal income tax return, if one corporation owns stock representing at least 80% of the voting power and value of the outstanding capital stock of the other corporation. On November 3, 2021, pursuant to an exchange agreement with certain counterparties, Liberty acquired approximately 43.7 shares of Sirius XM Holdings common stock in exchange for the issuance by Liberty to the counterparties of approximately 5.3 shares of Series A Liberty SiriusXM common stock, which resulted in the retirement of $203 carrying value of noncontrolling interest to Parent’s investment. Following the closing of the share exchange, Liberty owned greater than 80% of the outstanding equity interest of Sirius XM Holdings, and, as a result, Liberty and Sirius XM Holdings became members of the same consolidated federal income tax group.
Purchases of Common Stock of Parent
There were no repurchases of Liberty SiriusXM common stock during the year ended December 31, 2023.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
During the year ended December 31, 2022, Liberty repurchased 3.5 shares of Series A Liberty SiriusXM common stock for aggregate cash consideration of $161 and 4.5 shares of Series C Liberty SiriusXM common stock for aggregate cash consideration of $197 under the authorized repurchase program. The foregoing shares obtained have been retired and returned to the status of authorized and available for issuance.
During the year ended December 31, 2021, Liberty repurchased 3.1 shares of Series A Liberty SiriusXM common stock for aggregate cash consideration of $141 and 7.7 shares of Series C Liberty SiriusXM common stock for aggregate cash consideration of $359 under the authorized repurchase program.
Cash Distributions to Parent
During the years ended December 31, 2023, 2022 and 2021, the Company paid cash distributions of $3, $685 and $398, respectively, to the Parent.
Subsidiary Equity Activity
Special Dividend
There were no special dividends declared and paid during the year ended December 31, 2023.
During the year ended December 31, 2022, Sirius XM Holdings’ board of directors declared and paid the following special cash dividend on its common stock:
Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
January 31, 2022	$0.25	February 11, 2022	$987	February 25, 2022
Quarterly Dividends
During the year ended December 31, 2023 and 2022, Sirius XM Holdings’ board of directors also declared and paid the following dividends:
Declaration Date	Dividend Per Share	Record Date	Total Amount	Payment Date
2023 dividends
January 25, 2023	$0.0242000	February 9, 2023	$94	February 24, 2023
April 19, 2023	$0.0242000	May 5, 2023	$94	May 24, 2023
July 26, 2023	$0.0242000	August 8, 2023	$93	August 30, 2023
October 25, 2023	$0.0266000	November 7, 2023	$102	November 29, 2023
2022 dividends
January 26, 2022	$0.0219615	February 11, 2022	$86	February 25, 2022
April 19, 2022	$0.0219615	May 6, 2022	$86	May 25, 2022
July 14, 2022	$0.0219615	August 5, 2022	$86	August 31, 2022
November 1, 2022	$0.0242000	November 11, 2022	$94	November 30, 2022
On January 24, 2024, Sirius XM Holdings’ board of directors declared a quarterly dividend on Sirius XM Holdings’ common stock in the amount of $0.0266 per share of common stock payable on February 23, 2024 to stockholders of record as of the close of business on February 9, 2024.
Subsidiary Stock Repurchase Program
As of December 31, 2023, Sirius XM Holdings’ board of directors had approved for repurchase an aggregate of $18,000 of its common stock. Sirius XM Holdings’ board of directors did not establish an end

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
date for this stock repurchase program. Shares of common stock may be purchased from time to time on the open market, pursuant to pre-set trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act, in privately negotiated transactions, including transactions with Liberty and its affiliates, or otherwise. As of December 31, 2023, Sirius XM Holdings’ cumulative repurchases since December 2012 under its stock repurchase program totaled 3,731 shares for $16,834, and $1,166 remained available for future share repurchases under its stock repurchase program.
As of December 31, 2022, Sirius XM Holdings’ cumulative repurchases since December 2012 under its stock repurchase program totaled 3,662 shares for $16,558, and $1,442 remained available for future share repurchases under its stock repurchase program.
The following table summarizes Sirius XM Holdings’ total share repurchase activity for the years ended:
	December 31, 2023		December 31, 2022		December 31, 2021
Share Repurchase Type	Shares	Amount	Shares	Amount	Shares	Amount
Open Market Repurchases	69	$274	103	$640	245	$1,512

(14)
Benefit Plans

We account for equity instruments granted in accordance with ASC 718, Compensation — Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on fair value. We use the Black-Scholes option-pricing model to value stock option awards and have elected to treat awards with graded vesting as a single award. Share-based compensation expense is recognized ratably over the requisite service period, which is generally the vesting period. We measure RSU awards using the fair market value of the restricted shares of common stock on the day the award is granted. We measure the value of restricted units that will vest depending a relative total stockholder return metric — that is, the performance of Sirius XM Holdings common stock as compared other companies included in the S&P 500 Index — using a special option-based valuation method, known as a Monte Carlo simulation. Since the results of such awards depend on future results, which are not known on the grant date, the Monte Carlo simulation attempts to take into consideration the terms of the awards, potential future returns, payout rates, and other factors to estimate a fair value of the award. The Monte Carlo simulation method uses factual data for the company and employs various assumptions. Stock-based awards granted to employees, non-employees and members of our board of directors include stock options and RSUs.
Fair value as determined using the Black-Scholes model varies based on assumptions used for the expected life, expected stock price volatility, expected dividend yield and risk-free interest rates. For the years ended December 31, 2023, 2022 and 2021, we estimated the fair value of awards granted using the hybrid approach for volatility, which weights observable historical volatility and implied volatility of qualifying actively traded options on Sirius XM Holdings common stock. The expected life assumption represents the weighted-average period stock-based awards are expected to remain outstanding. These expected life assumptions are established through a review of historical exercise behavior of stock-based award grants with similar vesting periods. Where historical patterns do not exist for non-employees, contractual terms are used. Dividend yield is based on the current expected annual dividend per share and our stock price. The risk-free interest rate represents the daily treasury yield curve rate at the grant date based on the closing market bid yields on actively traded U.S. treasury securities in the over-the-counter market for the expected term. Our assumptions may change in future periods.
Liberty Awards
Liberty — Incentive Plans
Liberty grants Liberty Awards to certain of its directors and employees. The Company measures the cost of employee services received in exchange for an equity classified Liberty Award based on the grant-date fair value (“GDFV”) of the Liberty Award and recognizes that cost over the period during which the

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
employee is required to provide service (usually the vesting period of the Liberty Award). The Company measures the cost of employee services received in exchange for a liability classified Liberty Award based on the current fair value of the Liberty Award and remeasures the fair value of the Liberty Award at each reporting date.
Pursuant to the Liberty Media Corporation 2022 Omnibus Incentive Plan (the “2022 Plan”), Liberty may grant Liberty Awards in respect of approximately 21.3 shares of Series A, Series B and Series C Liberty Media Corporation common stock plus the shares remaining available for Liberty Awards under the prior Liberty Media Corporation 2017 Omnibus Incentive Plan (the “2017 Plan”), as of close of business on May 24, 2022, the effective date of the 2022 Plan. Any forfeited shares from the 2017 Plan shall also be available again under the 2022 Plan. Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty issues new shares upon exercise of equity awards.
At the time of the Split-Off, outstanding stock options to purchase shares of Liberty SiriusXM common stock are expected to be accelerated and become fully vested and exchanged into stock options to purchase shares of Liberty Sirius XM Holdings common stock adjusted based on the Exchange Ratio. The RSAs and RSUs with respect to shares of Liberty SiriusXM common stock will accelerate, become fully vested, and be treated as outstanding shares of Liberty SiriusXM common stock and as such will be exchanged into shares of Liberty Sirius XM Holdings common stock in the Split-Off based on the Exchange Ratio. Following the Split-Off, a portion of the outstanding stock options to purchase shares of Liberty SiriusXM common stock may be settled in cash as the underlying shares may not be registered, and therefore if cash settlement is probable these awards would be liability classified.
Liberty SiriusXM — Grants of Awards
Options granted in 2023, 2022 and 2021 are summarized as follows:
	Years ended December 31,
	2023		2022		2021
	Options granted (000’s)	Weighted average GDFV	Options granted (000’s)	Weighted average GDFV	Options granted (000’s)	Weighted average GDFV
Series C Liberty SiriusXM common stock, Liberty employees and directors(a)	19	$8.98	42	$13.31	66	$14.54
Series C Liberty SiriusXM common stock, Liberty CEO(b)	370	$10.34	212	$14.45	257	$13.73

(a)
Mainly vests between one and three years for employees and in one year for directors.

(b)
Grant made in March 2023 cliff vested in December 2023. Grant made in March 2022 cliff vested in December 2022. Grant made in March 2021 cliff vested in December 2021.

The Company did not grant any options to purchase shares of Series A or Series B Liberty SiriusXM common stock during the year ended December 31, 2023.
The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2023, 2022 and 2021, the range of expected terms was 5.4 to 5.6 years. The volatility used in the calculation for Liberty Awards is based on the historical volatility of Liberty SiriusXM common stock and the implied volatility of publicly traded Liberty SiriusXM options. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
The following table presents the volatilities used by the Company in the Black-Scholes Model for the 2023, 2022 and 2021 grants of Liberty SiriusXM options:
Volatility
2023 grants	25.5%
2022 grants	25.5% – 30.9%
2021 grants	30.9% – 31.3%
Liberty SiriusXM — Outstanding Options
The following table presents the number and weighted average exercise price (“WAEP”) of options to purchase shares of Series C Liberty SiriusXM common stock granted to certain officers, employees and directors, as well as the weighted average remaining life and aggregate intrinsic value of the options.
	Options (000’s)	WAEP	Weighted average remaining life (years)	Aggregate intrinsic value
Outstanding at January 1, 2023	6,862	$39.83
Granted	389	$31.03
Exercised	(263)	$30.84
Forfeited/Cancelled	(1,292)	$31.16
Parent recapitalization	167	$28.88
Outstanding at December 31, 2023	5,863	$29.13	2.8	$6
Exercisable at December 31, 2023	5,051	$29.08	2.6	$6
On August 3, 2023, in connection with a recapitalization of Liberty, adjustments were made to determine the number of shares and applicable exercise price subject to each such award after giving effect to such recapitalization. These adjustments were designed to preserve the intrinsic value and the ratio of the exercise price to market price associated with each original Series C common stock of Liberty SiriusXM prior to such recapitalization.
As of December 31, 2023, there were no outstanding Series A or Series B options to purchase shares of Series A or Series B Liberty SiriusXM common stock.
As of December 31, 2023, the total unrecognized compensation cost related to unvested Liberty SiriusXM Awards was approximately $7. Such amount will be recognized in the Company’s combined statements of operations over a weighted average period of approximately 1.6 years.
As of December 31, 2023, 5.9 shares of Series C Liberty SiriusXM common stock were reserved for issuance under exercise privileges of outstanding stock options.
Liberty SiriusXM — Exercises
The aggregate intrinsic value of all Series A and Series C Liberty SiriusXM options exercised during the years ended December 31, 2023, 2022 and 2021 was $2, $10 and $73, respectively.
Liberty SiriusXM — RSAs and RSUs
There were approximately 246 thousand unvested RSAs and RSUs of Liberty SiriusXM common stock held by certain directors, officers and employees of Liberty as of December 31, 2023. These Series A and Series C unvested RSAs and RSUs of Liberty SiriusXM common stock had a weighted average GDFV of $25.40 per share.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
The aggregate fair value of all RSAs and RSUs of Liberty SiriusXM common stock that vested during the years ended December 31, 2023, 2022 and 2021 was $2, $2 and $3, respectively.
Sirius XM Holdings Awards
2015 Long-Term Stock Incentive Plan
In May 2015, Sirius XM Holdings’ stockholders approved the Sirius XM Holdings Inc. 2015 Long-Term Stock Incentive Plan (the “2015 Plan”). Employees, consultants and members of the Sirius XM Holdings’ board of directors are eligible to receive awards under the 2015 Plan. The 2015 Plan provides for the grant of stock options, RSAs, RSUs and other stock-based awards that the Compensation Committee of the board of directors deems appropriate. Stock-based awards granted under the 2015 Plan are generally subject to a graded vesting requirement, which is generally three to four years from the grant date. Stock options generally expire ten years from the date of grant. RSUs include performance-based RSUs (“PRSUs”), the vesting of which are subject to the achievement of performance goals and the employee’s continued employment and generally cliff vest on the third anniversary of the grant date. Each RSU entitles the holder to receive one share of common stock upon vesting. As of December 31, 2023, 106 shares of Sirius XM Holdings’ common stock were available for future grants under the 2015 Plan.
The Compensation Committee intends to award equity-based compensation to Sirius XM Holdings’ senior management in the form of: stock options, restricted stock units, PRSUs, which will cliff vest after a performance period target established by the Compensation Committee is achieved, and PRSUs, which will cliff vest after a performance period based on the performance of Sirius XM Holdings’ common stock relative to the companies included in the S&P 500 Index. Sirius XM Holdings refers to as a relative “TSR” or “total stockholder return” metric. TSRs based on the relative total stockholder return metric will only vest if Sirius XM Holdings’ performance achieves at least the 25th percentile, with a target payout requiring performance at the 50th percentile. The settlement of PRSUs earned in respect of the applicable performance period will be generally subject to the executive’s continued employment with us through the date the total stockholder return performance is certified by the Compensation Committee.
At the Split-Off, Liberty Sirius XM Holdings is expected to assume the awards on a one-to-ten basis.
Other Plans
Sirius XM Holdings maintains six share-based benefit plans in addition to the 2015 Plan: the Sirius XM Radio Inc. 2009 Long-Term Stock Incentive Plan, the Amended and Restated Sirius Satellite Radio 2003 Long-Term Stock Incentive Plan, the 2014 Stock Incentive Plan of AdsWizz Inc., the Pandora Media, Inc. 2011 Equity Incentive Plan, the Pandora Media, Inc. 2004 Stock Plan and the TheSavageBeast.com, Inc. 2000 Stock Incentive Plan. Excluding dividend equivalent units granted as a result of a declared dividend, no further awards may be made under these plans.
The following table summarizes the weighted-average assumptions used to compute the fair value of options granted to employees, members of Sirius XM Holdings’ board of directors and non-employees under the Sirius XM Awards:
	For the Years Ended December 31,
	2023	2022	2021
Risk-free interest rate	4.0%	2.0%	0.6%
Expected life of options – years	3.80	3.40	6.06
Expected stock price volatility	32%	31%	33%
Expected dividend yield	2.0%	1.3%	1.0%

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
The following table summarizes stock option activity under Sirius XM Holdings’ share-based plans for the years ended December 31, 2023:
	Options	WAEP	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2023	134	$5.55
Granted	9	$4.92
Exercised	(12)	$4.33
Forfeited, cancelled or expired	(9)	$5.91
Outstanding at December 31, 2023	122	$5.60	4.88	$40
Exercisable at December 31, 2023	80	$5.50	4.29	$36
The weighted average GDFV per stock option granted during the years ended December 31, 2023, 2022 and 2021 was $1.23, $1.48 and $1.77, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2023, 2022 and 2021 was $15, $77 and $170, respectively. During the years ended December 31, 2023, 2022 and 2021, the number of net settled shares issued as a result of stock option exercises was 2, 8 and 22, respectively.
The Company recognized share-based payment expense associated with Sirius XM Holdings stock options of $30, $35 and $42 for the years ended December 31, 2023, 2022 and 2021, respectively.
The following table summarizes the RSU, including PRSU, activity under the Sirius XM Holdings share-based plans for the year ended December 31, 2023:
	Shares	GDFV Per Share
Nonvested at January 1, 2023	85	$6.38
Granted	47	$4.72
Vested	(31)	$6.39
Forfeited	(12)	$6.15
Nonvested at December 31, 2023	89	$5.59
The total intrinsic value of RSUs, including PRSUs, vesting during the years ended December 31, 2023, 2022 and 2021 was $147, $207 and $166, respectively. During the years ended December 31, 2023, 2022 and 2021, the number of net settled shares issued as a result of RSUs vesting totaled 19, 19 and 16, respectively. During the years ended December 31, 2023, 2022 and 2021, we granted 4, 6 and 7 PRSUs, to certain employees, respectively. Sirius XM Holdings believes it is probable that the performance target applicable to these PRSUs will be achieved.
In connection with the cash dividends paid during each of the years ended December 31, 2023, 2022 and 2021, Sirius XM Holdings granted 1, 4 and 1, respectively, RSUs, including PRSUs, in accordance with the terms of existing award agreements, respectively. These grants did not result in any additional incremental share-based payment expense being recognized during the years ended December 31, 2023, 2022 and 2021.
The Company recognized share-based payment expense associated with Sirius XM Holdings’ RSUs, including PRSUs, of $154, $162 and $160 for the years ended December 31, 2023, 2022 and 2021, respectively.
Total unrecognized compensation costs related to unvested share-based payment awards for Sirius XM Holdings stock options and RSUs, including PRSUs, granted to employees, members of Sirius XM Holdings’ board of directors and third parties as of December 31, 2023 and December 31, 2022 was $423 and $472,

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
respectively. The total unrecognized compensation costs as of December 31, 2023 are expected to be recognized over a weighted-average period of 2.6 years.
401(k) Savings Plans
Sirius XM Holdings sponsors the Sirius XM Radio Inc. 401(k) Savings Plan (the “Sirius XM Plan”) for eligible employees. The Sirius XM Plan allows eligible employees to voluntarily contribute from 1% to 50% of their pre-tax eligible earnings, subject to certain defined limits. Sirius XM Holdings matches 50% of an employee’s voluntary contributions per pay period on the first 6% of an employee’s pre-tax salary up to a maximum of 3% of eligible compensation. Sirius XM Holdings may also make additional discretionary matching, true-up matching and non-elective contributions to the Sirius XM Plan. Employer matching contributions under the Sirius XM Plan vest at a rate of 33.33% for each year of employment and are fully vested after three years of employment for all current and future contributions. Sirius XM Holdings cash employer matching contributions are not used to purchase shares of Sirius XM Holdings common stock on the open market, unless the employee elects Sirius XM Holdings common stock as their investment option for this contribution.
The Company recognized expenses of $20, $19 and $21 for the years ended December 31, 2023, 2022 and 2021, respectively, in connection with the Sirius XM Plan.
Sirius XM Holdings Inc. Deferred Compensation Plan
The Sirius XM Holdings Inc. Deferred Compensation Plan (the “DCP”) allows members of the Sirius XM Holdings board of directors and certain eligible employees to defer all or a portion of their base salary, cash incentive compensation and/or board of directors’ cash compensation, as applicable. Pursuant to the terms of the DCP, Sirius XM Holdings may elect to make additional contributions beyond amounts deferred by participants, but it is under no obligation to do so. Sirius XM Holdings has established a grantor (or “rabbi”) trust to facilitate the payment of its obligations under the DCP.
Contributions to the DCP, net of withdrawals, were $(3), $(1) and $4 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and December 31, 2022, the fair value of the investments held in the trust were $53 and $47, respectively, which is included in Other long-term assets in our consolidated balance sheets and classified as trading securities. Trading gains and losses associated with these investments are recorded in Other (expense) income within our consolidated statements of comprehensive income. The associated liability is recorded within Other long-term liabilities in our consolidated balance sheets, and any increase or decrease in the liability is recorded in General and administrative expense within our consolidated statements of comprehensive income. We recorded gains (losses) on investments held in the trust of $7, $(10) and $5 for the years ended December 31, 2023, 2022 and 2021, respectively.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
(15)
Commitments and Contingencies

The following table summarizes our expected contractual cash commitments as of December 31, 2023:
	2024	2025	2026	2027	2028	Thereafter	Total
Debt obligations	$506	$7	$1,699	$1,501	$2,575	$4,833	$11,121
Cash interest payments	486	457	448	376	301	699	2,767
Satellite and transmission	292	203	91	40	—	—	626
Programming and content	447	358	242	151	79	63	1,340
Sales and marketing	96	27	18	6	—	—	147
Satellite incentive payments	8	8	3	3	3	12	37
Operating lease obligations	56	51	47	39	29	49	271
Royalties, minimum guarantees and other	407	305	84	23	9	1	829
Total(1)	$2,298	$1,416	$2,632	$2,139	$2,996	$5,657	$17,138

(1)
The table does not include our reserve for uncertain tax positions, which at December 31, 2023 totaled $50.

Debt obligations.   Debt obligations include principal payments on outstanding debt and finance lease obligations.
Cash interest payments.   Cash interest payments include interest due on outstanding debt and finance lease payments through maturity.
Satellite and transmission.   We have entered into agreements for the design, construction and launch of four additional satellites, SXM-9, SXM-10, SXM-11 and SXM-12. We also have entered into agreements with third parties to operate and maintain satellite telemetry, tracking and control facilities and certain components of our terrestrial repeater networks.
Programming and content.   We have entered into various programming and content agreements. Under the terms of these agreements, our obligations include fixed payments, advertising commitments and revenue sharing arrangements. In certain of these agreements, the future revenue sharing costs are dependent upon many factors and are difficult to estimate; therefore, they are not included in our minimum contractual cash commitments.
Sales and marketing.   We have entered into various marketing, sponsorship and distribution agreements to promote our brands and are obligated to make payments to sponsors, retailers, automakers, radio manufacturers and other third parties under these agreements. Certain programming and content agreements also require us to purchase advertising on properties owned or controlled by the licensors.
Satellite incentive payments.   Maxar Technologies (formerly Space Systems/Loral), the manufacturer of certain of our in-orbit satellites, may be entitled to future in-orbit performance payments upon XM-5, SIRIUS FM-5, SIRIUS FM-6, and SXM-8 meeting their fifteen-year design life, which we expect to occur.
Operating lease obligations.   We have entered into both cancelable and non-cancelable operating leases for office space, terrestrial repeaters, data centers and equipment. These leases provide for minimum lease payments, additional operating expense charges, leasehold improvements and rent escalations that have initial terms ranging from one to fifteen years, and certain leases have options to renew. Total rent recognized in connection with leases for the years ended December 31, 2023, 2022 and 2021 was $64, $68 and $69, respectively.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
Royalties, Minimum Guarantees and Other.   We have entered into music royalty arrangements that include fixed payments. In addition, certain of our podcast agreements also contain minimum guarantees. As of December 31, 2023, we had future fixed commitments related to music royalty and podcast agreements of $581, of which $265 will be paid in 2024 and the remainder will be paid thereafter. On a quarterly basis, we record the greater of the cumulative actual content costs incurred or the cumulative minimum guarantee based on forecasts for the minimum guarantee period. The minimum guarantee period is the period of time that the minimum guarantee relates to, as specified in each agreement, which may be annual or a longer period. The cumulative minimum guarantee, based on forecasts, considers factors such as listening hours, downloads, revenue, subscribers and other terms of each agreement that impact our expected attainment or recoupment of the minimum guarantees based on the relative attribution method.
Several of our content agreements also include provisions related to the royalty payments and structures of those agreements relative to other content licensing arrangements, which, if triggered, cause our payments under those agreements to escalate. In addition, record labels, publishers and performing rights organizations with whom we have entered into direct license agreements have the right to audit our content payments, and such audits often result in disputes over whether we have paid the proper content costs.
We have also entered into various agreements with third parties for general operating purposes. The cost of Sirius XM Holdings common stock acquired in its capital return program but not paid for as of December 31, 2023 was also included in this category.
In addition to the minimum contractual cash commitments described above, we have entered into other variable cost arrangements. These future costs are dependent upon many factors and are difficult to anticipate; however, these costs may be substantial. We may enter into additional programming, distribution, marketing and other agreements that contain similar variable cost provisions. We do not have any other significant off-balance sheet financing arrangements that are reasonably likely to have a material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Legal Proceedings
In the ordinary course of business, we are a defendant or party to various claims and lawsuits, including those discussed below.
We record a liability when we believe that it is both probable that a liability will be incurred, and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of liability that has been previously accrued and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.
Vladmir Fishel v. Liberty Media Corporation, et al.   On September 23, 2021, a putative class action complaint was filed by a purported Sirius XM Holdings stockholder in the Court of Chancery of the State of Delaware under the caption Vladmir Fishel v. Liberty Media Corporation, et al., Case No. 2021-0820. The complaint named as defendants Liberty, the members of the Sirius XM Holdings Board of Directors, and Sirius XM Holdings as the nominal defendant. The complaint alleged that the Sirius XM Holdings Board of Directors, including Mr. Gregory B. Maffei, the Chairman of the Board of Directors of Sirius XM Holdings, Ms. Robin P. Hickenlooper, Mr. David A. Blau and Mr. Evan D. Malone, and Liberty, in its purported capacity as a controlling stockholder, breached their fiduciary duties in connection with approving

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
an upsizing of Sirius XM Holdings’ ongoing repurchase program in July 2021. The complaint also alleged that various relationships among certain members of the Sirius XM Holdings Board of Directors, Mr. John C. Malone and Liberty rendered a majority of the Sirius XM Holdings Board of Directors not independent from Mr. John C. Malone and Liberty. The complaint sought, among other things, certification of a class action, preliminary and permanent injunctive relief enjoining Sirius XM Holdings’ ongoing repurchase program and any further stock purchases, and monetary relief in the form of damages.
On February 2, 2022, the plaintiff filed a supplement to the complaint, which included, among other things, a request for a declaratory judgment that any short-form merger under 8 Del. C. § 253 would be subject to judicial review.
On September 15, 2023, the plaintiff filed a motion for leave to file a Verified Amended Class Action and Derivative Complaint and Supplemental Complaint.
On December 8, 2023, and in advance of the expenditure of significant time and costs to prepare for trial in this action, the plaintiff (on behalf of himself and other members of a proposed settlement class) and the defendants entered into an agreement in principle to settle the litigation pursuant to which the parties agreed that the plaintiff will release the claims in the original complaint, the supplemented complaint, and the proposed amended complaint with prejudice, with customary releases, in return for a settlement payment of $36, a portion of which will be contributed by insurance carriers. The Company recorded a current liability in the combined balance sheet and litigation settlement expense within income from operations in the combined statements of operations of approximately $7 each related to this matter in the fourth quarter of 2023.
On January 8, 2024, the parties filed a Stipulation and Agreement of Settlement, Compromise, and Release. On January 10, 2024, the Court preliminarily certified, solely for purposes of effectuating the proposed settlement, the action as a non-opt out class action on behalf of a settlement class consisting of all holders of Sirius XM Holdings common stock as of close of trading on January 5, 2024, with some limited exceptions. The Court set a settlement hearing for April 8, 2024, to determine whether to permanently certify the class, whether the proposed settlement is fair, reasonable, and adequate to the settlement class, and whether to enter a judgment dismissing the action with prejudice, among other things. On January 12, 2024, the parties filed a Corrected Stipulation and Agreement of Settlement, Compromise, and Release. There can be no assurance that this tentative settlement will be finalized and approved by the Court. Pending finalization of the settlement and in the event the settlement is not finalized and approved by the Court, Liberty will continue to vigorously defend this lawsuit.
New York State v. Sirius XM Radio Inc.   On December 20, 2023, the People of the State of New York, by Letitia James, Attorney General of the State of New York (the “NY AG”), filed a Petition in the Supreme Court of the State of New York, New York County, against Sirius XM. The Petition alleges various violations of New York law and the federal Restore Online Shoppers’ Confidence Act (“ROSCA”) arising out of Sirius XM’s subscription cancellation practices. The Petition is the product of a subpoena that the NY AG issued in December 2021 seeking documents relating to Sirius XM’s subscription cancellation practices and the related investigation. In general, the Petition alleges that Sirius XM requires consumers to devote an excessive amount of time to cancel subscriptions and has not implemented cancellation processes that are simple and efficient.
The Petition claims to be brought under certain provisions of New York law that authorize the NY AG to initiate special proceedings seeking injunctive and other equitable relief in cases of persistent business fraud or illegality. The Petition seeks: a permanent injunction from Sirius XM violating provisions of New York law and ROSCA arising out of the alleged fraudulent, deceptive and illegal practices associated with its subscription cancellation procedures; an accounting of each consumer who cancelled, or sought to cancel, a satellite radio subscription, including the duration of the cancel interaction and the funds collected from

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
such consumers after that interaction; monetary restitution and damages to aggrieved consumers; disgorgement of all profits resulting from the alleged illegal, deceptive and fraudulent acts; civil penalties; and the NY AG’s costs.
On March 11, 2024, Sirius XM filed its Answer to the Petition. The Answer was supported by various factual declarations and asserts affirmative defenses to the allegations contained in the Petition. In connection with the Answer, Sirius XM Holdings has cross moved for summary judgment with respect to various claims asserted in the Petition.
Sirius XM intends to defend this action vigorously.
U.S. Music Royalty Fee Actions and Mass Arbitrations.   A number of class actions and mass arbitrations have been commenced against Sirius XM relating to its pricing, billing and subscription marketing practices. Although each class action and mass arbitration contains unique allegations; in general, the actions and arbitrations allege that Sirius XM falsely advertised its music subscription plans at lower prices than it actually charges, that it allegedly did not disclose its “U.S. Music Royalty Fee”, and that Sirius XM has taken other actions to prevent customers from discovering the existence, amount and nature of the U.S. Music Royalty Fee in violation of various state consumer protection laws.
The plaintiffs and claimants seek to enjoin Sirius XM from advertising its music subscription plans without specifically disclosing the existence and amount of the U.S. Music Royalty Fee. The plaintiffs and claimants also seek disgorgement, restitution and/or damages in the aggregate amount of U.S Music Royalty Fees paid by customers, as well as statutory and punitive damages where available.
To date, the actions and arbitrations filed against Sirius XM include:
•
On April 14, 2023, Ayana Stevenson and David Ambrose, individually, as private attorneys general, and on behalf of all other California persons similarly situated, filed a class action complaint against Sirius XM in the Superior Court of the State of California, County of Contra Costa. The case was removed to the United States District Court for the Northern District of California which issued an Order on November 9, 2023 granting Sirius XM’s Motion to Compel Arbitration and dismissed the complaint. Plaintiffs appealed the Court’s granting of the Motion, and Sirius XM cross-appealed the Court’s dismissal in lieu of the issuance of a stay pending arbitration. The appeal and cross-appeal are currently stayed in the Ninth Circuit pending resolution of a related issue by the United States Supreme Court.

•
On May 17, 2023, Robyn Posternock, Muriel Salters and Philip Munning, individually, as private attorneys general, and on behalf of all other New Jersey persons similarly situated, filed a class action complaint against Sirius XM in the United States District Court for the District of New Jersey. Sirius XM filed a Motion to compel arbitration on August 18, 2023, which remains pending.

•
On June 5, 2023, Christopher Carovillano and Steven Brandt, individually, as private attorneys general, and on behalf of all other United States persons similarly situated (excluding persons in the states of California, New Jersey and Washington), filed a class action complaint against Sirius XM in the United States District Court for the Southern District of New York. On February 6, 2024, the Court issued an Order denying Sirius XM’s Motion to Dismiss and Sirius XM filed an Answer to the complaint on February 20, 2024.

Commencing in June 2023, various law firms began filing mass arbitration claims against Sirius XM before the American Arbitration Association (the “AAA”). Collectively, the law firms purport to act on behalf of approximately 53,000 claimants. Several of the law firms have asserted additional causes of action under the Electronic Funds Transfer Act.
Sirius XM believes it has substantial defenses to the claims asserted in these actions and arbitrations, and it intends to defend these actions vigorously.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
Other Matters.   In the ordinary course of business, Sirius XM Holdings and Sirius XM are defendants in various other lawsuits and arbitration proceedings, including derivative actions; actions filed by subscribers, both on behalf of themselves and on a class action basis; former employees; parties to contracts or leases; and owners of patents, trademarks, copyrights or other intellectual property. None of these other matters, in our opinion, is likely to have a material adverse effect on our business, financial condition or results of operations.
(16)
Income Taxes

Certain entities and activities attributed to the Company were included in the federal combined income tax returns of Liberty during the periods presented. The tax provision included in these combined financial statements has been prepared on a stand-alone basis, as if the Company was not part of the consolidated Liberty tax group. To the extent income tax benefits or liabilities attributed to the Company are utilized or settled by Liberty, tax sharing payments are remitted between Liberty and the Company in accordance with Liberty’s tax sharing policies. As of December 31, 2023, Liberty Sirius XM Holdings had an income tax payable of approximately $131 included in other current liabilities in the combined balance sheet. The Company expects to settle this payable prior to the Split-Off.
Income tax expense consisted of the following:
	For the Years Ended December 31,
	2023	2022	2021
Current taxes:
Federal	$(205)	$(80)	$(26)
State and local	(57)	(48)	(51)
Total current taxes	(262)	(128)	(77)
Deferred taxes:
Federal	$30	$(203)	$(205)
State and local	10	(37)	81
Total deferred taxes	40	(240)	(124)
Income tax expense	$(222)	$(368)	$(201)
The following table presents a reconciliation of the U.S. federal statutory tax rate and our effective tax rate:
	For the Years Ended December 31,
	2023	2022	2021
Federal tax expense, at statutory rate	21.0%	21.0%	21.0%
State income tax expense, net of federal benefit	4.9%	4.2%	3.9%
Change in valuation allowance	(2.1)%	2.3%	1.5%
Tax credits	(9.8)%	(1.7)%	(4.6)%
Deductible stock-based compensation	1.8%	(1.0)%	(1.6)%
Non-deductible executive compensation	1.0%	1.0%	0.8%
Uncertain tax positions	0.6%	(0.8)%	(0.1)%
Taxable dividends, net of dividends received deductions	0.1%	0.5%	0.7%
Intergroup interests	(1.2)%	0.3%	(1.7)%
Audit settlements	—%	—%	(7.5)%
Impairment of nondeductible goodwill	—%	—%	—%
Worthless stock deduction	—%	—%	—%
Other, net	2.0%	(1.0)%	0.7%
Income tax benefit (expense)	18.3%	24.8%	13.1%
Our effective tax rate of 18.3% for the year ended December 31, 2023 was primarily impacted by benefits related to research and development and certain other credits, partially offset by federal and state

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
income tax expense. Our effective tax rate of 24.8% for the year ended December 31, 2022 was primarily impacted by federal and state income tax expense as well as an increase in the valuation allowance, partially offset by a benefit related to research and development and certain other credits. Our effective tax rate of 13.1% for the year ended December 31, 2021 was primarily impacted by federal and state income tax expense, partially offset by the settlement of state income tax audits at Sirius XM Holdings as well as a benefit related to research and development and certain other credits.
Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences can be carried forward under tax law. Our evaluation of the realizability of deferred tax assets considers both positive and negative evidence, including historical financial performance, scheduled reversal of deferred tax assets and liabilities, projected taxable income and tax planning strategies. The weight given to the potential effects of positive and negative evidence is based on the extent to which it can be objectively verified. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the deferred tax assets will not be realized.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, shown before jurisdictional netting, are presented below:
	For the Years Ended December 31,
	2023	2022
Deferred tax assets:
Tax loss and credit carryforwards	$368	$439
Other accrued liabilities	89	106
Accrued stock compensation	56	66
Deferred revenue	42	45
Debt	—	22
Other future deductible amounts	127	111
Total deferred tax assets	682	789
Deferred tax liabilities:
Intangible assets	(2,576)	(2,618)
Fixed assets	(233)	(304)
Debt	(15)	—
Investments	(29)	(68)
Total deferred tax liabilities	(2,853)	(2,990)
Net deferred tax liabilities before valuation allowance	(2,171)	(2,201)
Valuation allowance	(88)	(113)
Total net deferred tax liabilities	$(2,259)	$(2,314)
Net operating loss, and tax credit carryforwards decreased due to the utilization of these carryforwards to offset current year taxable income. For the years ended December 31, 2023 and 2022, we recorded $119 and $25 for state and federal tax credits, respectively. As of December 31, 2023, our gross federal net operating loss carryforwards were approximately $284 which are subject to Section 382 limitations with no expiration date.

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
As of December 31, 2023 and 2022, we had a valuation allowance related to deferred tax assets of $88 and $113, respectively, that were not likely to be realized due to the timing of certain state net operating loss limitations. During the year ended December 31, 2023, our valuation allowance decreased primarily as a result of the impact of an increase in forecasted earnings, resulting in higher projected utilization of net operating losses.
ASC 740, Income Taxes, requires a company to first determine whether it is more likely than not that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. If the tax position is not more likely than not to be sustained, the gross amount of the unrecognized tax position will not be recorded in the financial statements but will be shown in tabular format within the uncertain income tax positions. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs due to the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the tax position has expired. A number of years may elapse before an uncertain tax position is effectively settled or until there is a lapse in the applicable statute of limitations. We record interest and penalties related to uncertain tax positions in Income tax expense in our combined statements of operations.
As of December 31, 2023 and 2022, we had unrecognized tax benefits and uncertain tax positions of $171 and $198, respectively. If recognized, $171 of unrecognized tax benefits would affect our effective tax rate. Uncertain tax positions are recognized in Other long-term liabilities which, as of December 31, 2023 and 2022, were $50 and $81, respectively, including accrued interest.
Changes in our unrecognized tax benefits and uncertain tax positions from January 1 through December 31 are set forth below:
	2023	2022
Balance, beginning of year	$198	$179
Increases in tax positions for prior years	4	3
Increases in tax positions for current year	32	31
Decreases in tax positions for prior years	(2)	(15)
Decreases in tax positions for current year	(3)	—
Decreases related to settlement with taxing authorities	(58)	—
Balance, end of year	$171	$198
We do not currently anticipate that our existing reserves related to uncertain tax positions as of December 31, 2023 will significantly increase or decrease during the twelve-month period ending December 31, 2024; however, various events could cause our current expectations to change in the future. The Company’s estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment.
As of December 31, 2023, Liberty’s tax years prior to 2020 are closed for federal income tax purposes, and the IRS has completed its examination of Liberty’s 2020 tax year. However, 2020 remains open until the statute of limitations lapses on October 15, 2024. Liberty’s 2021 tax year is not under IRS examination but remains open until the statute of limitations lapses on October 15, 2025. Liberty’s 2022 and 2023 tax years are currently under examination as part of the IRS Compliance Assurance Process program. The IRS is currently examining Sirius XM’s short tax year ended November 3, 2021. Various states are currently

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
examining Liberty and Sirius XM Holdings’ prior years’ state income tax returns. We do not expect the ultimate disposition of these audits to have a material adverse effect on our financial position or results of operations.
We recorded interest expense of $2 and $(3) for the years ended December 31, 2023 and 2022, respectively, related to unrecognized tax benefits.
As part of our environmental, social and governance strategies, we have made, and expect to make, certain tax-efficient investments in clean energy technologies. These include investments in entities that own projects and technologies related to industrial carbon capture and storage. These investments will produce tax credits under Section 45Q of the Internal Revenue Code and related tax losses.
On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA imposes a 15% corporate alternative minimum tax for tax years beginning after December 31, 2022, levies a 1% excise tax on net stock repurchases after December 31, 2022, and provides tax incentives to promote clean energy. Beginning in 2023, our net stock repurchases were subject to the excise tax. Based on the historical net repurchase activity, the excise tax and the other provisions of the IRA are not expected to have a material impact on our results of operations or financial position.
(17)
Segments and Geographic Information

In accordance with FASB ASC Topic 280, Segment Reporting, we disaggregate our operations into two reportable segments: Sirius XM and Pandora and Off-platform. The financial results of these segments are utilized by the chief operating decision maker, who is the Chief Executive Officer of Sirius XM Holdings, for evaluating segment performance and allocating resources. We report our segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments. For additional information on our segments refer to Note 1.
Segment results include the revenues and cost of services which are directly attributable to each segment. There are no indirect revenues or costs incurred that are allocated to the segments. The Company eliminates intersegment advertising campaigns revenue. We had $3 of intersegment advertising revenue during the year ended December 31, 2023 and less than $1 of intersegment advertising revenue during each of the years ended December 31, 2022, and 2021.
Segment revenue and gross profit were as follows during the periods presented:
	For the Year Ended December 31, 2023
	Sirius XM	Pandora and Off-platform	Total
Revenue
Subscriber revenue	$6,342	$524	$6,866
Advertising revenue	169	1,589	1,758
Equipment revenue	193	—	193
Other revenue	136	—	136
Total revenue	6,840	2,113	8,953
Cost of services(a)	(2,689)	(1,475)	(4,164)
Segment gross profit	$4,151	$638	$4,789

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)
The reconciliation between reportable segment gross profit to combined income before income tax is as follows:
For the Year Ended December 31, 2023
Segment Gross Profit	$4,789
Subscriber acquisition costs	(359)
Sales and marketing(a)	(886)
Engineering, design and development(a)	(276)
General and administrative(a)	(541)
Depreciation and amortization	(624)
Share-based payment expense	(203)
Impairment, restructuring and acquisition costs	(92)
Total other expense	(598)
Combined income before income taxes	$1,210

(a)
Share-based payment expense is presented as a separate line item for the purpose of this note and consists of $45 related to cost of services, $45 related to sales and marketing, $46 related to engineering, design and development and $67 related to general and administrative. These amounts have been excluded from these line items in this table for the year ended December 31, 2023.

	For the Year Ended December 31, 2022
	Sirius XM	Pandora and Off-platform	Total
Revenue
Subscriber revenue	$6,370	$522	$6,892
Advertising revenue	196	1,576	1,772
Equipment revenue	189	—	189
Other revenue	150	—	150
Total revenue	6,905	2,098	9,003
Cost of services(b)	(2,641)	(1,443)	(4,084)
Segment gross profit	$4,264	$655	$4,919
The reconciliation between reportable segment gross profit to combined income before income tax is as follows:
For the Year Ended December 31, 2022
Segment Gross Profit	$4,919
Subscriber acquisition costs	(352)
Sales and marketing(b)	(1,023)
Engineering, design and development(b)	(246)
General and administrative(b)	(491)
Depreciation and amortization	(611)
Share-based payment expense	(209)
Impairment, restructuring and acquisition costs	(68)
Total other expense	(433)
Combined income before income taxes	$1,486

LIBERTY SIRIUS XM HOLDINGS INC.
NOTES TO COMBINED FINANCIAL STATEMENTS (continued)
(Dollars and shares in millions, except per share amounts and unless otherwise stated)

(b)
Share-based payment expense is presented as a separate line item for the purpose of this note and consists of $46 related to cost of services, $52 related to sales and marketing, $39 related to engineering, design and development and $72 related to general and administrative. These amounts have been excluded from these line items in this table for the year ended December 31, 2022.

	For the Year Ended December 31, 2021
	Sirius XM	Pandora and Off-platform	Total
Revenue
Subscriber revenue	$6,084	$530	$6,614
Advertising revenue	188	1,542	1,730
Equipment revenue	201	—	201
Other revenue	151	—	151
Total revenue	6,624	2,072	8,696
Cost of services(c)	(2,594)	(1,329)	(3,923)
Segment gross profit	$4,030	$743	$4,773
The reconciliation between reportable segment gross profit to combined income before income tax is as follows:
For the Year Ended December 31, 2021
Segment Gross Profit	$4,773
Subscriber acquisition costs	(325)
Sales and marketing(c)	(998)
Engineering, design and development(c)	(229)
General and administrative(c)	(466)
Depreciation and amortization	(603)
Share-based payment expense	(215)
Impairment, restructuring and acquisition costs	(20)
Total other expense	(378)
Combined income before income taxes	$1,539

(c)
Share-based payment expense is presented as a separate line item for the purpose of this note and consists of $45 related to cost of services, $58 related to sales and marketing, $36 related to engineering, design and development and $76 related to general and administrative. These amounts have been excluded from these line items in this table for the year ended December 31, 2021.

A measure of segment assets is not currently provided to the Chief Executive Officer of Sirius XM Holdings and has therefore not been provided.
As of December 31, 2023 and 2022, long-lived assets were predominantly located in the United States. No individual foreign country represented a material portion of our combined revenue during the years ended December 31, 2023, 2022 and 2021.

Liberty Media Corporation
Condensed Pro Forma Consolidated Financial Statements
(unaudited)
Introduction
On December 11, 2023, Liberty Media Corporation, a Delaware corporation (“Liberty Media” or the “Company”), entered into definitive agreements, which were amended on June 16, 2024, whereby, subject to the terms thereof, Liberty Sirius XM Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Liberty Media (“New Sirius”), would split-off from Liberty Media, and Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Sirius (“Merger Sub”), would combine with Sirius XM Holdings Inc., a Delaware corporation (“SiriusXM”), to create a new public company, which will be renamed “SiriusXM Holdings Inc.” The transactions would be effectuated by means of a redemptive split-off of New Sirius (the “Split-Off”), which will own all of the assets and liabilities currently attributed to the Liberty SiriusXM Group, followed by New Sirius combining with SiriusXM through the merger of Merger Sub with SiriusXM, with SiriusXM becoming a wholly owned subsidiary of New Sirius (the “Merger” and, together with the Split-Off, the “Transactions”).
The following unaudited condensed pro forma consolidated financial statements have been prepared giving effect to the Transactions as if they occurred as of March 31, 2024 for the condensed pro forma consolidated balance sheet and January 1, 2023 for the condensed pro forma consolidated statements of operations. The unaudited condensed pro forma consolidated financial statements do not purport to represent what the Company’s financial position actually would have been had the Transactions occurred on the dates indicated or to project the Company’s operating results for any future period.
Based on a quantitative analysis, the Split-Off of the Company’s interest in New Sirius is expected to represent a strategic shift that will have a major effect on the Company’s operations due to the relative materiality of New Sirius. Accordingly, the Company intends to present its divestiture of New Sirius as a discontinued operation.
The unaudited condensed pro forma consolidated financial statements should be read in conjunction with the publicly available information of Liberty Media, including the Form 10-K, as filed on February 28, 2024 with the Securities and Exchange Commission (the “SEC”) and the Form 10-Q, as filed on May 8, 2024 with the SEC.

Liberty Media Corporation
Condensed Pro Forma Consolidated Balance Sheet
March 31, 2024 (unaudited)
	Liberty Media historical(1)	Less: Liberty Sirius XM Holdings historical(2)	Less: Reclassifications(3)	Liberty Media Pro Forma
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$1,666	135	—	1,531
Trade and other receivables, net	789	614	—	175
Other current assets	740	402	(99)	437
Total current assets	3,195	1,151	(99)	2,143
Investments in affiliates, accounted for using the equity method	1,996	1,642	—	354
Property and equipment, at cost	4,183	5,123	(1,923)	983
Accumulated depreciation	(2,054)	(3,268)	1,363	(149)
	2,129	1,855	(560)	834
Intangible assets not subject to amortization:
Goodwill	19,399	15,209	—	4,190
FCC licenses	8,600	8,600	—	—
Other	1,242	1,242	—	—
	29,241	25,051	—	4,190
Intangible assets subject to amortization, net	3,889	431	560	2,898
Other assets	1,955	681	(186)	1,460
Total assets	$42,405	30,811	(285)	11,879
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,621	1,226	—	395
Current portion of debt	1,185	1,080	(5)	110
Deferred revenue	1,826	1,162	—	664
Other current liabilities	234	328	(94)	—
Total current liabilities	4,866	3,796	(99)	1,169
Long-term debt	14,257	10,056	(9)	4,210
Deferred income tax liabilities	2,202	2,388	(186)	—
Other liabilities	1,435	1,247	9	179
Total liabilities	22,760	17,487	(285)	5,558

Liberty Media Corporation
Condensed Pro Forma Consolidated Balance Sheet (continued)
March 31, 2024 (unaudited)
	Liberty Media historical(1)	Less: Liberty Sirius XM Holdings historical(2)	Less: Reclassifications(3)	Liberty Media Pro Forma
	amounts in millions
Stockholders’ equity:
Preferred stock	—	—	—	—
Series A Liberty SiriusXM common stock	1	—	1	—
Series A Liberty Formula One common stock	—	—	—	—
Series A Liberty Live common stock	—	—	—	—
Series B Liberty SiriusXM common stock	—	—	—	—
Series B Liberty Formula One common stock	—	—	—	—
Series B Liberty Live common stock	—	—	—	—
Series C Liberty SiriusXM common stock	2	—	2	—
Series C Liberty Formula One common stock	2	—	—	2
Series C Liberty Live common stock	1	—	—	1
Additional paid-in capital	1,335	(5,270)	(3)	6,608
Accumulated other comprehensive earnings (loss), net of taxes	(57)	(32)	—	(25)
Retained earnings	15,267	15,555	—	(288)
Total stockholders’ equity	16,551	10,253	—	6,298
Noncontrolling interests in equity of subsidiaries	3,094	3,071	—	23
Total equity	19,645	13,324	—	6,321
Commitments and contingencies
Total liabilities and equity	$42,405	30,811	(285)	11,879

Liberty Media Corporation
Condensed Pro Forma Consolidated Statement of Operations
For the quarter ended March 31, 2024 (unaudited)
	Liberty Media historical(1)	Less: Liberty Sirius XM Holdings historical(2)	Less: Reclassifications(3)	Liberty Media Pro Forma
	amounts in millions
Revenue:
Sirius XM Holdings revenue	$2,162	2,162	—	—
Formula 1 revenue	550	—	—	550
Other revenue	37	—	—	37
Total revenue	2,749	2,162	—	587
Operating costs and expenses, including stock-based compensation:
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):
Revenue share and royalties	703	703	—	—
Programming and content	157	157	—	—
Customer service and billing	116	116	—	—
Other	61	61	—	—
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	279	—	—	279
Other cost of sales	26	—	—	26
Subscriber acquisition costs	90	90	—	—
Other operating expense	87	86	—	1
Selling, general and administrative	465	353	19	93
Impairment, restructuring and acquisition costs	22	32	(19)	9
Depreciation and amortization	241	155	—	86
	2,247	1,753	—	494
Operating income (loss)	502	409	—	93
Other income (expense):
Interest expense	(191)	(129)	—	(62)
Share of earnings (losses) of affiliates, net	(19)	—	5	(24)
Realized and unrealized gains (losses) on financial instruments, net	(3)	—	18	(21)
Other, net	27	29	(23)	21
	(186)	(100)	—	(86)
Earnings (loss) before income taxes	316	309	—	7
Income tax (expense) benefit	(71)	(68)	—	(3)
Net earnings (loss)	245	241	—	4
Less net earnings (loss) attributable to the noncontrolling interests	42	42	—	—
Net earnings (loss) attributable to Liberty stockholders	$203	199	—	4

Liberty Media Corporation
Condensed Pro Forma Consolidated Statement of Operations (continued)
For the quarter ended March 31, 2024 (unaudited)
	Liberty Media historical(1)	Less: Liberty Sirius XM Holdings historical(2)	Liberty Media Pro Forma
	amounts in millions, except per share amounts
Net earnings (loss) attributable to Liberty stockholders:
Liberty SiriusXM common stock	$199	199	—
Liberty Formula One common stock	$77		77
Liberty Live common stock	$(73)		(73)
Basic net earnings (loss) attributable to Liberty stockholders per common share:
Series A, B and C Liberty SiriusXM common stock	$0.61		NA
Series A, B and C Liberty Formula One common stock	$0.33		0.33
Series A, B and C Liberty Live common stock	$(0.79)		(0.79)
Diluted net earnings (loss) attributable to Liberty stockholders per common share:
Series A, B and C Liberty SiriusXM common stock	$0.52		NA
Series A, B and C Liberty Formula One common stock	$0.32		0.32
Series A, B and C Liberty Live common stock	$(0.79)		(0.79)
Basic Weighted Average Shares Outstanding:
Liberty SiriusXM common stock	327		NA
Liberty Formula One common stock	235		235
Liberty Live common stock	92		92
Diluted Weighted Average Shares Outstanding:
Liberty SiriusXM common stock	367		NA
Liberty Formula One common stock	243		243
Liberty Live common stock	92		92

Liberty Media Corporation
Pro Forma Consolidated Statement of Operations
December 31, 2023 (unaudited)
	Liberty Media historical(1)	Less: Liberty Sirius XM Holdings historical (2)	Less: Reclassifications(3)	Liberty Media Pro Forma
	amounts in millions
Revenue:
Sirius XM Holdings revenue	$8,953	8,953	—	—
Formula 1 revenue	3,222	—	—	3,222
Other revenue	350	—	—	350
Total revenue	12,525	8,953	—	3,572
Operating costs and expenses, including stock-based compensation:
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):
Revenue share and royalties	2,895	2,895	—	—
Programming and content	618	618	—	—
Customer service and billing	476	476	—	—
Other	220	220	—	—
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	2,240	—	—	2,240
Subscriber acquisition costs	359	359	—	—
Other operating expenses	596	322	—	274
Selling, general and administrative	1,930	1,539	(5)	396
Depreciation and amortization	1,030	624	—	406
Impairment, restructuring and acquisition costs, net of recoveries	67	92	(26)	1
Litigation settlements, net of recoveries	31	—	31	—
	10,462	7,145	—	3,317
Operating income (loss)	2,063	1,808	—	255
Other income (expense):
Interest expense	(782)	(534)	—	(248)
Share of earnings (losses) of affiliates, net	138	—	(19)	157
Realized and unrealized gains (losses) on financial instruments, net	(323)	—	(88)	(235)
Gains (losses) on dilution of investment in affiliate	(4)	—	—	(4)
Other, net	93	(64)	107	50
	(878)	(598)	—	(280)
Earnings (loss) before income taxes	1,185	1,210	—	(25)
Income tax (expense) benefit	(223)	(222)	—	(1)
Net earnings (loss)	962	988	—	(26)
Less net earnings (loss) attributable to the noncontrolling interests	201	202	—	(1)
Net earnings (loss) attributable to Liberty stockholders	$761	786	—	(25)

Liberty Media Corporation
Condensed Pro Forma Consolidated Statement of Operations
For the quarter ended March 31, 2024 (unaudited)
	Liberty Media historical(1)	Less: Liberty Sirius XM Holdings historical(2)	Liberty Media Pro Forma
	amounts in millions, except per share amounts
Net earnings (loss) attributable to Liberty stockholders:
Liberty SiriusXM common stock(4)	$829	786	43
Liberty Formula One common stock	$185		185
Liberty Live common stock	$(142)		(142)
Liberty Braves common stock	$(111)		(111)
Basic net earnings (loss) attributable to Liberty stockholders per common share:
Series A, B and C Liberty SiriusXM common stock	$2.54		NA
Series A, B and C Liberty Formula One common stock	$0.79		0.79
Series A, B and C Liberty Live common stock	$(1.54)		(1.54)
Series A, B and C Liberty Braves common stock	$(2.09)		(2.09)
Diluted net earnings (loss) attributable to Liberty stockholders per common share:
Series A, B and C Liberty SiriusXM common stock	$2.42		NA
Series A, B and C Liberty Formula One common stock	$0.62		0.62
Series A, B and C Liberty Live common stock	$(1.54)		(1.54)
Series A, B and C Liberty Braves common stock	$(2.09)		(2.09)
Basic Weighted Average Shares Outstanding:
Liberty SiriusXM common stock	327		NA
Liberty Formula One common stock	234		234
Liberty Live common stock	92		92
Liberty Braves common stock	53		53
Diluted Weighted Average Shares Outstanding:
Liberty SiriusXM common stock	343		NA
Liberty Formula One common stock	240		240
Liberty Live common stock	92		92
Liberty Braves common stock	54		54

(1)
Represents the historical financial position and results of operations of Liberty Media. Such amounts were derived from the historical consolidated financial statements of Liberty Media as filed with the SEC on Form 10-K on February 28, 2024 and on Form 10-Q on May 8, 2024.

(2)
Represents the historical financial position and results of operations of the carve-out entity. Such amounts were derived from the historical combined financial statements of Liberty SiriusXM Holdings, included in this Form S-4.

(3)
Reclassifications to conform to Liberty Media’s presentation.

(4)
On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks — Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company’s remaining tracking stock groups among its newly

Liberty Media Corporation
Condensed Pro Forma Consolidated Statement of Operations
For the quarter ended March 31, 2024 (unaudited)
created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the “Reclassification”). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock. The Reclassification is reflected in these unaudited condensed pro forma consolidated financial statements on a prospective basis.

ANNEX A
EXECUTION VERSION
REORGANIZATION AGREEMENT
by and among
LIBERTY MEDIA CORPORATION,
LIBERTY SIRIUS XM HOLDINGS INC.
and
SIRIUS XM HOLDINGS INC.
Dated as of December 11, 2023

A-i

EXHIBIT A – Certain Definitions
EXHIBIT B-1 – Form of SplitCo Charter
EXHIBIT B-2 – Form of SplitCo Bylaws
EXHIBIT C – Restructuring Plan
EXHIBIT D – SplitCo Assets
EXHIBIT E – SplitCo Equity Plan
EXHIBIT F – SplitCo Liabilities
EXHIBIT G – Form of Tax Sharing Agreement

A-ii

REORGANIZATION AGREEMENT
This REORGANIZATION AGREEMENT (together with all Schedules and Exhibits hereto, this “Agreement”), dated as of December 11, 2023, is entered into by and among LIBERTY MEDIA CORPORATION, a Delaware corporation (“Liberty Media”), LIBERTY SIRIUS XM HOLDINGS INC., a Delaware corporation (“SplitCo”), and SIRIUS XM HOLDINGS INC., a Delaware corporation (“SiriusXM”). Certain capitalized terms used herein have the meanings ascribed thereto in Section 7.1 or Exhibit A.
RECITALS:
WHEREAS, prior to the Redemption (as defined below), SplitCo is a wholly owned Subsidiary of Liberty Media;
WHEREAS, in accordance with and pursuant to the Liberty Charter Documents (as defined below), the businesses, assets and liabilities of Liberty Media are currently attributed to three tracking stock groups: the Liberty SiriusXM Group (“Liberty SiriusXM”), the Formula One Group and the Liberty Live Group;
WHEREAS, concurrently herewith, Liberty Media, SplitCo, Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned Subsidiary of SplitCo (“Merger Sub”), and SiriusXM have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which the parties thereto intend to effectuate the Merger (as defined in the Merger Agreement), whereby Merger Sub will be merged with and into SiriusXM, with SiriusXM surviving the Merger as the surviving corporation and a wholly owned subsidiary of SplitCo;
WHEREAS, in connection with, and immediately prior to the consummation of the Merger, the Liberty Board has determined that it is appropriate and in the best interests of Liberty Media and its stockholders to reorganize its businesses, assets and liabilities by means of the split-off of SplitCo from Liberty Media, such that, at the Effective Time, the businesses, assets and liabilities of SplitCo will consist of the SplitCo Assets, the SplitCo Businesses and the SplitCo Liabilities;
WHEREAS, following approval by the Liberty Board, the SplitCo Board has duly adopted, and Liberty Media as the sole stockholder of SplitCo has approved, effective as of the Effective Time (as defined below), the SplitCo Transitional Plan;
WHEREAS, the SplitCo Board has duly adopted, and Liberty Media as the sole stockholder of SplitCo has approved, effective as of the closing of the Merger (the “Merger Closing”), the SplitCo Equity Plan;
WHEREAS, the parties desire to effect the transactions contemplated by this Agreement, including the Restructuring (as defined below) and the redemption of each outstanding share of Liberty Media’s Series A Liberty SiriusXM common stock, par value $0.01 per share (“LSXMA”), Liberty Media’s Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), and Liberty Media’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK” and, together with LSXMA and LSXMB, the “Liberty SiriusXM Common Stock”), in exchange for a number of shares of SplitCo’s common stock, par value $0.001 per share (the “SplitCo Common Stock”), equal to the Exchange Ratio (as defined below) (such redemption and exchange, collectively, the “Redemption”), provided, that no fractional shares of SplitCo Common Stock shall be issued as a result of the Redemption and, in lieu of the issuance of fractional shares, holders of record who would have otherwise been entitled to receive such fractional shares shall be entitled to receive cash in lieu thereof, in all events, as more fully described, and subject to the conditions described, herein;
WHEREAS, the transactions contemplated by this Agreement, including the Restructuring and the Split-Off Transactions (as defined below), have been approved by the Liberty Board and/or the SplitCo Board, as applicable, and are motivated in whole or substantial part by certain substantial corporate business purposes of Liberty Media and SplitCo, including the Merger;
WHEREAS, the transactions contemplated by this Agreement, including the Contribution (as defined below) and the Redemption (together, the “Split-Off Transactions”), are intended to qualify under, among other provisions, Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and are expected to accomplish certain corporate business purposes of Liberty Media and SplitCo (which corporate business purposes are substantially unrelated to U.S. federal tax matters);
WHEREAS, this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder; and
WHEREAS, the parties wish to set forth in this Agreement the terms on which, and the conditions subject to which, they intend to implement the measures referred to above and elsewhere herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency which are hereby acknowledged, the parties to this Agreement hereby agree as set forth herein.
ARTICLE I
RESTRUCTURING AND CONTRIBUTION
1.1   Restructuring.   In accordance with and subject to the provisions of this Agreement, the parties have taken or will take, and have caused or will cause their respective Subsidiaries to take, all actions that are necessary or appropriate to implement and accomplish the transactions contemplated by each of the steps set forth in the Restructuring Plan, including the Contribution (collectively, the “Restructuring”) and the execution and delivery of the Restructuring Agreements (as defined below), at or prior to the Effective Time.
1.2   Transfer of SplitCo Assets and SplitCo Businesses; Assumption of SplitCo Liabilities.   On the terms and subject to the conditions of this Agreement, and in furtherance of the Restructuring and the Split-Off Transactions:
(a)   Liberty Media, by no later than immediately before the Effective Time, but subject to Section 2.2 and Section 2.3 hereof, shall (i) cause all of its (and its Subsidiaries’) rights, title and interest in and to all of the SplitCo Assets and SplitCo Businesses to be contributed, assigned, transferred, conveyed and delivered, directly or indirectly, to SplitCo, and SplitCo agrees to, or to cause its Subsidiaries to, accept or cause to be accepted all such rights, title and interest in and to all of the SplitCo Assets and SplitCo Businesses; and (ii) cause all of the SplitCo Liabilities to be assigned, directly or indirectly, to or to be incurred by SplitCo or its Subsidiaries, and SplitCo agrees to, or cause its Subsidiaries to, accept, assume, perform, discharge and fulfill all of the SplitCo Liabilities in accordance with their respective terms (the transactions contemplated by clauses (i) and (ii), collectively, the “Contribution”). All SplitCo Assets and SplitCo Businesses are being transferred on an “as is, where is” basis, without any warranty or representation whatsoever on the part of Liberty Media except as otherwise expressly set forth herein or in the Restructuring Agreements, the Merger Agreement or the Tax Sharing Agreement. For the avoidance of doubt, in the Contribution, SplitCo shall not acquire any right, title or interest in any Liberty Retained Assets and shall not assume any Liberty Retained Liabilities.
(b)   Upon completion of the Contribution: (i) SplitCo will own, directly or indirectly, the SplitCo Businesses and the SplitCo Assets and be subject, directly or indirectly, to the SplitCo Liabilities; and (ii) Liberty Media will continue to own, directly or indirectly, the Liberty Retained Businesses and the Liberty Retained Assets and continue to be subject, directly or indirectly, to the Liberty Retained Liabilities.
(c)   If, following the Effective Time: (i) any SplitCo Asset or other property, right or asset forming part of the SplitCo Businesses has not been transferred to SplitCo or another SplitCo Entity, Liberty Media undertakes to as promptly as practicable transfer, or procure the transfer of, such property, right, or asset to SplitCo or another SplitCo Entity designated by SplitCo and reasonably acceptable to Liberty Media as soon as practicable and for no additional consideration; or (ii) any Liberty Retained Asset, property, right or asset forming part of the Liberty Retained Businesses has been transferred to SplitCo or another SplitCo Entity, SplitCo undertakes to as promptly as practicable transfer, or procure the transfer of, such property, right or asset to Liberty Media or another Liberty Entity designated by Liberty Media and reasonably acceptable to SplitCo as soon as practicable and for no additional consideration. The parties intend that any property, right or asset that is transferred pursuant to this Section 1.2(c) shall be treated for U.S. federal income and other applicable tax purposes as having been transferred (as part of the Contribution) or assumed or retained prior to the Redemption, as the case may be, to the extent permitted by applicable Law.
1.3   Restructuring and Redemption Agreements.   All Restructuring Agreements and other agreements and instruments used to effect the Redemption shall be in a form reasonably satisfactory to Liberty Media, SplitCo and SiriusXM (through the Special Committee), and once executed, may not be amended without the prior written consent of Liberty Media, SplitCo and SiriusXM (through the Special Committee), which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that this Section 1.3 shall not apply to (a) any documents or instruments relating to the approval of any of the transactions contemplated by the Transaction Agreements by any board of directors, board of managers or similar governing body (or any committee thereof) or stockholders or other equityholders of Liberty Media, SplitCo, Merger Sub or SiriusXM, as applicable or (b) any indebtedness permitted to be incurred pursuant to Section 6.2 of the Merger Agreement; provided, further, that SiriusXM and the Special Committee shall have a reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to be delivered under the Existing Indentures (as defined in the Merger Agreement) pursuant to Section 6.22(a) of the Merger Agreement, prior to the dispatch or making thereof and Liberty Media and SplitCo shall give due consideration to any such comments proposed by SiriusXM and the Special Committee. Notwithstanding the foregoing, the requirement to provide any documents or instruments pursuant to this Section 1.3 shall, in all cases, be subject to any bona fide concerns of loss of attorney-client privilege and attorney work product protections that Liberty Media and SplitCo may in their good faith judgment reasonably have and any restrictions contained in Contracts to which Liberty Media, SplitCo or any of their Subsidiaries is a party (it being understood that each of Liberty Media and SplitCo shall use its reasonable best efforts to provide any such information in a manner that does not result in such loss of privilege or protection or violation).
1.4   Qualification as Reorganization.   For U.S. federal income tax purposes, (1) the Split-Off Transactions are generally intended to be undertaken in a manner so that no gain or loss is recognized (and no income is taken into account) by Liberty Media, SplitCo or their respective Subsidiaries (except to the extent that the amount of the SplitCo Liabilities exceeds Liberty Media’s adjusted tax basis in the SplitCo Common Stock, except as a result of any items of income, gain, deduction or loss recognized on a deemed exchange, pursuant to Treasury Regulations Section 1.1001-3, of SplitCo Liabilities assumed in the Contribution, or as a result of any intercompany items taken into account pursuant to the Treasury Regulations promulgated under Section 1502 of the Code), (2) the Merger, taken together with the Contribution pursuant to the Reorganization, is intended to qualify as an “exchange” described in Section 351 of the Code and (3) the Split-Off Transactions are intended to qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code. Liberty Media and SplitCo agree that this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder.
ARTICLE II
REDEMPTION
2.1   The Redemption.
(a)   The Liberty Board shall have the authority and right, subject to compliance with the Merger Agreement, to (i)(x) effect the Redemption, subject to the conditions set forth in Section 2.2 and Section 2.3, or (y) terminate the Redemption at any time prior to the time at which the Redemption will be effective (the “Effective Time”) (solely, in the case of this clause (y), if the Merger Agreement has been terminated in accordance with its terms), (ii) to establish or change the date and time of the record date for the meeting of stockholders of Liberty Media (the “Stockholder Meeting”) at which, among other things, the holders of record of shares of LSXMA and LSXMB will be asked to vote on the Redemption in accordance with Article IV, Section A.2(e)(i) of the Liberty Charter, and (iii) to establish or change the date and time of the Stockholder Meeting, subject to, in all cases, any applicable provisions of the DGCL, any other applicable Law and the Liberty Charter.
(b)   Upon the satisfaction or, if permissible, waiver of the conditions set forth in Article VII of the Merger Agreement (other than Section 7.1(b) and Section 7.1(h)), the parties thereto shall promptly provide the confirmation contemplated in Section 2.2 that the Merger Closing will occur subject only to the Effective Time.

(c)   Prior to the Effective Time, and in all respects in accordance with the Restructuring Plan, SplitCo shall (i) cause the certificate of incorporation of SplitCo and bylaws of SplitCo to be amended and restated so as to read in their entirety in the forms set forth in Exhibit B-1 and Exhibit B-2, respectively (such amended and restated certificate of incorporation of SplitCo, the “SplitCo Charter” and such amended and restated bylaws of SplitCo, the “SplitCo Bylaws”), and (ii) cause the SplitCo Charter to be filed with the Secretary of State of the State of Delaware.
(d)   On the date of the Redemption (the “Redemption Date”), subject to the satisfaction or waiver (to the extent permitted pursuant to Section 2.2 or Section 2.3), as applicable, of the conditions to the Redemption set forth in Section 2.2 and Section 2.3, Liberty Media will consummate the Redemption.
(e)   Liberty Media will provide notice of the Effective Time and Redemption Date to the holders of Liberty SiriusXM Common Stock in accordance with the requirements of Article IV, Section A.2(e)(i) and (iv) of the Liberty Charter.
(f)   Liberty Media will take all such action as may be necessary or appropriate under applicable state and foreign securities and “blue sky” laws to permit the Redemption to be effected in compliance, in all material respects, with such laws.
(g)   Promptly following the Effective Time, Liberty Media will cause the Redemption Agent (i) to exchange the applicable series and number of shares of Liberty SiriusXM Common Stock held in book-entry form as of the Effective Time for the applicable series and number of shares of SplitCo Common Stock, and (ii) to mail to the holders of record of certificated shares of Liberty SiriusXM Common Stock as of the Redemption Date a letter of transmittal with instructions for use in effecting the surrender of the redeemed shares of Liberty SiriusXM Common Stock.
(h)   Shares of Liberty SiriusXM Common Stock that are redeemed in the Redemption for shares of SplitCo Common Stock will be deemed to have been transferred as of the Effective Time; provided, that until the surrender of any certificate representing redeemed shares of Liberty SiriusXM Common Stock for shares of SplitCo Common Stock, SplitCo may withhold and accumulate any dividends or distributions which become payable with respect to such shares of SplitCo Common Stock pending the surrender of such certificate.
(i)   Notwithstanding anything to the contrary contained herein, holders of record of Liberty SiriusXM Common Stock shall not be entitled to receive a fraction of a share of SplitCo Common Stock (each, a “Fractional Share”) pursuant to the Redemption. Liberty Media shall cause the Redemption Agent to aggregate all Fractional Shares into whole shares and cause such whole shares to be sold at prevailing market prices on behalf of those holders of record who would have otherwise been entitled to receive a Fractional Share, and each such holder of record who would have otherwise been entitled to receive a Fractional Share shall be entitled to receive cash in lieu of such Fractional Share in an amount equal to such holder’s pro rata share of the total cash proceeds (net of any fees to the Redemption Agent) from such sales. The Redemption Agent will have sole discretion to determine when, how and through which broker-dealers such sales will be made without any influence by SplitCo or Liberty Media. Following such sales, the applicable holders of record will receive a cash payment in the form of a check or wire transfer in an amount equal to their pro rata share of the total net proceeds, less any applicable withholding taxes. If such holders of record physically hold one or more stock certificates or hold stock through the Redemption Agent’s Direct Registration System, the check for any cash that such holders of record may be entitled to receive instead of Fractional Shares will be mailed to such holders separately. The parties acknowledge that the payment of cash in lieu of Fractional Shares does not represent separately bargained-for consideration and merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of Fractional Shares.
(j)   Liberty Media and the Redemption Agent shall be entitled to deduct and withhold from the amounts payable to any Person pursuant to this Article II such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for the purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(k)   So as to maintain the relative proportionate interests of the holders of Liberty SiriusXM Common Stock and SiriusXM Common Stock in the SplitCo Common Stock immediately following the Merger Effective Time (as defined in the Merger Agreement), the Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Liberty SiriusXM Common Stock, SplitCo Common Stock or SiriusXM Common Stock), reorganization, recapitalization, reclassification, combination or exchange of shares, or other similar change with respect to Liberty SiriusXM Common Stock, SplitCo Common Stock or SiriusXM Common Stock having a record date occurring on or after the date hereof and prior to the Merger Effective Time; provided, however, that the Restructuring and the Split-Off Transactions shall not trigger the effects of this Section 2.1(k).
2.2   Liberty Media Condition to the Contribution and Redemption.   The obligation of Liberty Media to effect the Contribution and Redemption is subject to the satisfaction of the following condition, which may not be waived: the conditions precedent set forth in Article VII (other than Section 7.1(b) and Section 7.1(h)) of the Merger Agreement shall have been satisfied or, to the extent permitted under the terms thereof, waived and the parties thereto shall have confirmed that the Merger Closing will occur subject only to the occurrence of the Effective Time.
2.3   Mutual Condition to the Contribution and Redemption.   The obligations of the parties hereto to effect the Contribution and Redemption are subject to the satisfaction or waiver of the following condition: no Restraints shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Contribution or Redemption.
2.4   Treatment of Outstanding Equity Awards.
(a)   Certain current and former employees, non-employee directors and consultants of Liberty Media, the Qualifying Subsidiaries and their respective Subsidiaries have been granted options, restricted stock units and restricted shares in respect of Liberty SiriusXM Common Stock pursuant to various stock incentive plans of Liberty Media administered by the Liberty Board (collectively, “Awards”). Liberty Media and SplitCo shall use commercially reasonable efforts to take all actions necessary or appropriate so that the Awards that are outstanding immediately prior to the Effective Time are adjusted as set forth in this Section 2.4.
(b)   Options.   Each option to purchase shares of Liberty SiriusXM Common Stock (a “Liberty SiriusXM option award”) that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested immediately prior to, and contingent upon the occurrence of, the Effective Time. As of the Effective Time, as has been determined by the Liberty Board pursuant to its authority granted under the applicable stock incentive plan of Liberty Media and without any further action on the part of the holder thereof, Liberty Media or SplitCo, each Liberty SiriusXM option award (as accelerated in accordance with the previous sentence) shall cease to represent an option award to purchase shares of Liberty SiriusXM Common Stock and will be converted into an option to purchase shares of SplitCo Common Stock (a “SplitCo option award”), except that (1) the number of shares of SplitCo Common Stock subject to such SplitCo option award shall be equal to the product of (x) the Exchange Ratio multiplied by (y) the number of shares of Liberty SiriusXM Common Stock subject to the Liberty SiriusXM option award immediately prior to the Effective Time, rounded down to the nearest whole share of SplitCo Common Stock, and (2) the per share exercise price of such SplitCo option award shall be equal to the quotient of (x) the exercise price per share of the Liberty SiriusXM option award immediately prior to the Effective Time divided by (y) the Exchange Ratio, with the result rounded up to the nearest whole cent. Except with respect to the vesting terms thereof and as otherwise described herein, all other terms of the SplitCo option awards will, in all material respects, be the same as those of the corresponding Liberty SiriusXM option awards; provided, however, that neither the Effective Time nor any other transaction contemplated by this Agreement or the Merger Agreement shall be considered a termination of employment or service for any employee, non-employee director or consultant of Liberty Media, any Qualifying Subsidiary or their respective Subsidiaries for purposes of any SplitCo option award; provided, further, that the SplitCo option awards shall be subject to the terms of the SplitCo Transitional Plan.
(c)   Restricted Stock Awards.   Effective as of ten (10) Business Days prior to the Redemption Date (or such other date on or around that time as may be determined by the Liberty Board (or authorized committee thereof)), each restricted stock award with respect to shares of Liberty SiriusXM Common Stock granted under a stock incentive plan of Liberty Media (a “Liberty SiriusXM restricted stock award”) that is outstanding as of such time, shall accelerate and become fully vested and all such shares of Liberty SiriusXM Common Stock underlying such Liberty SiriusXM restricted stock awards, less applicable tax withholdings, that are outstanding as of the Effective Time shall be treated as outstanding shares of Liberty SiriusXM Common Stock in the Redemption and be exchanged into shares of SplitCo Common Stock in accordance with Section 2.1.
(d)   Restricted Stock Units.   Effective as of ten (10) Business Days prior to the Redemption Date (or such other date on or around that time as may be determined by the Liberty Board (or authorized committee thereof)), each restricted stock unit with respect to shares of Liberty SiriusXM Common Stock (a “Liberty SiriusXM restricted stock unit award”) that is outstanding as of such time shall accelerate and become fully vested (with applicable performance goals, if any, being deemed satisfied at 100% of target) and all such shares of Liberty SiriusXM Common Stock issued in settlement of such Liberty SiriusXM restricted stock unit awards, less applicable tax withholdings, that are outstanding as of the Effective Time shall be treated as outstanding shares of Liberty SiriusXM Common Stock in the Redemption and be exchanged into shares of SplitCo Common Stock in accordance with Section 2.1.
(e)   From and after the Effective Time, the SplitCo option awards, regardless of by whom held, shall be settled by SplitCo pursuant to the terms of the SplitCo Transitional Plan. The obligation to deliver shares of SplitCo Common Stock or cash payment upon the exercise of any SplitCo option awards shall be the sole obligation of SplitCo, and Liberty Media shall have no Liability in respect thereof except as otherwise specifically provided in the SplitCo Transitional Plan.
(f)   It is intended that the SplitCo Transitional Plan be considered, as to any SplitCo option award that is issued as part of the adjustment provisions of this Section 2.4, to be a successor plan to the stock incentive plan of Liberty Media pursuant to which the corresponding Liberty SiriusXM option award was issued, and SplitCo shall be deemed to have assumed the obligations under the applicable stock incentive plans of Liberty Media to make the adjustments to the SplitCo option award set forth in this Section 2.4.
(g)   SplitCo agrees that, from and after the Effective Time, it shall use its reasonable efforts to cause to be effective under the Securities Act, on a continuous basis, a registration statement on Form S-8 (or any successor) with respect to shares of SplitCo Common Stock issuable upon exercise of SplitCo option awards to which the issuance upon exercise thereof is eligible for registration on Form S-8 (or any successor).
ARTICLE III
REPRESENTATIONS AND WARRANTIES
3.1   Representations and Warranties of the Parties.   Each party hereto represents and warrants to the other as follows:
(a)   Organization and Qualification.   Such party is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, use, lease or operate its properties and assets, and to conduct the business heretofore conducted by it, and is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned, used, leased or operated by it or the nature of the business conducted by it requires such qualification, except in such jurisdictions where the failure to be so qualified and in good standing would not have a material adverse effect on its business, financial condition or results of operations or its ability to perform its obligations under this Agreement.
(b)   Authorization and Validity of Agreement.   Subject to the repayment or arrangement for repayment in full of the principal, interest and other obligations under the Margin Loan Agreement, such party has all requisite power and authority to execute, deliver and, subject, in the case of Liberty Media and SplitCo, to the receipt of the Liberty Stockholder Approval (as defined in the Merger Agreement), perform its obligations under this Agreement, the agreements and instruments to which it is to be a party required to effect the Restructuring (the “Restructuring Agreements”) and the Tax Sharing Agreement. The execution, delivery and performance by such party of this Agreement, the Restructuring Agreements and the Tax Sharing Agreement and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors (or a duly authorized committee thereof) of such party and, subject to the receipt of the Liberty Stockholder Approval, no other corporate action on its part is necessary to authorize the execution and delivery by such party of this Agreement, the Restructuring Agreements and the Tax Sharing Agreement, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been, and each of the Restructuring Agreements and the Tax Sharing Agreement, when executed and delivered, will be, duly executed and delivered by such party and each is, or will be, a valid and binding obligation of such party, enforceable in accordance with its terms.
3.2   No Conflict with Instruments.   Subject to execution of the Marginco Operating Amendment (as defined in the Merger Agreement) and the repayment or arrangement for repayment in full of the principal, interest and other obligations under the Margin Loan Agreement, the execution, delivery and performance by such party of this Agreement, the Restructuring Agreements and the Tax Sharing Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, or result in the creation of any lien, charge or encumbrance upon any of its assets pursuant to the terms of, the charter or bylaws (or similar formation or governance instruments) of such party, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it or any of its assets are bound, or any law, rule, regulation or Order of any court or Governmental Authority having jurisdiction over it or its properties.
3.3   No Other Reliance.   In determining to enter into this Agreement, the Restructuring Agreements, the Merger Agreement and the Tax Sharing Agreement, and to consummate the transactions contemplated hereby and thereby, such party has not relied on any representation, warranty, promise or agreement other than those expressly contained herein or therein, and no other representation, warranty, promise or agreement has been made or will be implied.
ARTICLE IV
COVENANTS
4.1   Cross-Indemnities.
(a)   SplitCo hereby covenants and agrees, on the terms and subject to the limitations set forth in this Article IV, from and after the Closing, to indemnify and hold harmless the Liberty Entities and their respective current and former directors, officers and employees, and each of the heirs, executors, trustees, administrators, successors and assigns of any of the foregoing (collectively, the “Liberty Indemnified Parties”), from and against any Losses paid, incurred, suffered or sustained by the Liberty Indemnified Parties (in their capacities as such) to the extent arising out of or resulting from or in connection with any of the following:
(i)   the conduct of the SplitCo Businesses (whether before, on or after the Closing);
(ii)   the SplitCo Assets;
(iii)   the SplitCo Liabilities (whether incurred before, on or after the Closing), including the Specified Litigation Matter; or
(iv)   any breach of, or failure to perform or comply with, any covenant, undertaking or obligation of SplitCo or any of its Subsidiaries under this Agreement or any Restructuring Agreement to the extent such breach or failure occurs after the Closing.
(b)   Liberty Media hereby covenants and agrees, on the terms and subject to the limitations set forth in this Article IV, from and after the Closing, to indemnify and hold harmless SplitCo, its Subsidiaries and their respective current and former directors, officers and employees, and each of the heirs, executors, trustees, administrators, successors and assigns of any of the foregoing (collectively, the “SplitCo Indemnified Parties”) from and against any Losses paid, incurred, suffered or sustained by the SplitCo Indemnified Parties (in their capacities as such) to the extent arising out of or resulting from or in connection with any of the following:

(i)   the conduct of the Liberty Retained Businesses (whether before, on or after the Closing);
(ii)   the Liberty Retained Assets;
(iii)   the Liberty Retained Liabilities (whether incurred before, on or after the Closing); or
(iv)   any breach of, or failure to perform or comply with, any covenant, undertaking or obligation of Liberty Media or any of its Subsidiaries (other than the SplitCo Entities) under this Agreement or any Restructuring Agreement.
(c)   The indemnification provisions set forth in Sections 4.1(a) and (b) shall not apply to: (i) any Losses incurred by any SplitCo Entity pursuant to any contractual obligation (other than this Agreement or the Restructuring Agreements) existing on or after the Closing Date (as defined below) between (x) Liberty Media or any of its Subsidiaries or Affiliates, on the one hand, and (y) SplitCo or any of its Subsidiaries or Affiliates, on the other hand; (ii) any Losses incurred by any Liberty Entity pursuant to any contractual obligation (other than this Agreement or the Restructuring Agreements) existing on or after the Closing Date between (x) Liberty Media or any of its Subsidiaries or Affiliates, on the one hand, and (y) SplitCo or any of its Subsidiaries or Affiliates, on the other hand; and (iii) any Losses that are, or are attributable to, any Taxes (other than any Taxes that represent Losses arising from any non-Tax claim). For the avoidance of doubt, any arrangement, instrument, contract or other agreement between Liberty Media or any of its Subsidiaries or Affiliates, on the one hand, and SplitCo, SiriusXM or any of their respective Subsidiaries or Affiliates, on the other hand (other than this Agreement or the Restructuring Agreements) shall be governed by the terms and conditions of such arrangement, instrument, contract or other agreement and the limitations set forth in the immediately preceding sentence shall not affect the rights and obligations of each party thereto, including any indemnification rights or obligations provided therein.
(d)   (i)   In connection with any indemnification provided for in this Section 4.1, the party seeking indemnification (the “Indemnitee”) will give the party from which indemnification is sought (the “Indemnitor”) prompt notice whenever it comes to the attention of the Indemnitee that the Indemnitee has suffered or incurred, or may suffer or incur, any Losses for which it is entitled to indemnification under this Section 4.1, and, if and when known, the facts constituting the basis for such claim and the projected amount of such Losses (which shall not be conclusive as to the amount of such Losses), in each case in reasonable detail. Without limiting the generality of the foregoing, in the case of any Action commenced by a third party for which indemnification is being sought (a “Third-Party Claim”), such notice will be given no later than ten (10) Business Days following receipt by the Indemnitee of written notice of such Third-Party Claim. Failure by any Indemnitee to so notify the Indemnitor will not affect the rights of such Indemnitee hereunder except to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnitor with respect to such Third-Party Claim. The Indemnitee will deliver to the Indemnitor as promptly as practicable, and in any event within five (5) Business Days after Indemnitee’s receipt, copies of all notices, court papers and other documents received by the Indemnitee relating to any Third-Party Claim.
(ii)   Subject to Section 6.11 of the Merger Agreement, after receipt of a notice pursuant to Section 4.1(d)(i) with respect to any Third-Party Claim, the Indemnitor will be entitled, if it so elects within thirty (30) days of receipt of such notice (or such lesser period as may be required by court proceedings in the event of a litigated matter), to take control of the defense and investigation with respect to such Third-Party Claim and to employ and engage attorneys reasonably satisfactory to the Indemnitee to handle and defend such claim, at the Indemnitor’s cost, risk and expense, upon written notice to the Indemnitee of such election, which notice acknowledges the Indemnitor’s obligation to provide indemnification under this Agreement with respect to any Losses arising out of or relating to such Third-Party Claim. The Indemnitor will not settle any Third-Party Claim that is the subject of indemnification without the written consent of the Indemnitee, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that, after reasonable notice, the Indemnitor may settle a claim without the Indemnitee’s consent if (A) such settlement makes no admission or acknowledgment of Liability or culpability with respect to each Indemnitee, (B) such settlement includes a complete release of each Indemnitee, (C) such settlement does not impose or seek any relief against any Indemnitee other than the payment of money damages to be borne solely and entirely by the Indemnitor and (D) the Indemnitor pays all Losses relating to such settlement. The Indemnitee will cooperate in all reasonable respects with the Indemnitor and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnitee’s name of appropriate cross-claims and counterclaims). The Indemnitee may, at its own cost, participate in any investigation, trial and defense of any Third-Party Claim controlled by the Indemnitor and any appeal arising therefrom, including participating in the process with respect to the potential settlement or compromise thereof. If the Indemnitee has been advised by its counsel that there may be one or more legal defenses available to the Indemnitee that conflict with those available to, or that are not available to, the Indemnitor (“Separate Legal Defenses”), or that there may be actual or potential differing or conflicting interests between the Indemnitor and the Indemnitee in the conduct of the defense of such Third-Party Claim, the Indemnitee will have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor to handle and defend such Third-Party Claim, provided, that, if such Third-Party Claim can be reasonably separated between those portion(s) for which Separate Legal Defenses are available (“Separable Claims”) and those for which no Separate Legal Defenses are available, the Indemnitee will instead have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor to handle and defend the Separable Claims, and the Indemnitor will not have the right to control the defense or investigation of such Separable Claims (and, in which case, the Indemnitor will have the right to control the defense or investigation of the remaining portion(s) of such Third-Party Claim).
(iii)   If, after receipt of a notice pursuant to Section 4.1(d)(i) with respect to any Third-Party Claim as to which indemnification is available hereunder, the Indemnitor does not undertake to defend the Indemnitee against such Third-Party Claim, whether by not giving the Indemnitee timely notice of its election to so defend or otherwise, the Indemnitee may, but will have no obligation to, assume its own defense, at the expense of the Indemnitor (including attorneys’ fees and costs), it being understood that the Indemnitee’s right to indemnification for such Third-Party Claim shall not be adversely affected by its assuming the defense of such Third-Party Claim. The Indemnitor will be bound by the result obtained with respect thereto by the Indemnitee; provided, that the Indemnitee may not settle any lawsuit or action with respect to which the Indemnitee is entitled to indemnification hereunder without the consent of the Indemnitor, which consent will not be unreasonably withheld, conditioned or delayed; provided further, that such consent shall not be required if (A) the Indemnitor had the right under this Section 4.1 to undertake control of the defense of such Third-Party Claim and, after notice, failed to do so within the period set forth in Section 4.1(d)(ii), or (B) (x) the Indemnitor does not have the right to control the defense of the entirety of such Third-Party Claim pursuant to Section 4.1(d)(ii) or (y) the Indemnitor does not have the right to control the defense of any Separable Claim pursuant to Section 4.1(d)(ii) (in which case such settlement may only apply to such Separable Claims), the Indemnitee provides reasonable notice to Indemnitor of the settlement, and such settlement (1) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitor, (2) does not seek any relief against the Indemnitor and (3) does not seek any relief against the Indemnitee for which the Indemnitor is responsible other than the payment of money damages.
(iv)   Notwithstanding anything to the contrary, the provisions of this Section 4.1(d) shall not apply to the Specified Litigation Matter (with respect to which the provisions of Section 4.1(e) and Section 4.1(n) shall control) or any Transaction Litigation (as defined in the Merger Agreement) (with respect to which the provisions of Section 6.11 of the Merger Agreement and Section 4.1(n) shall control).
(e)   Notwithstanding anything to the contrary contained in this Agreement, with respect to the Specified Litigation Matter, prior to the Closing, if the Agreed Settlement has been terminated, (1) Liberty Media shall (i) control the defense of and investigation with respect to the Specified Litigation Matter and the right to settle or compromise the Specified Litigation Matter and (ii) employ and engage attorneys reasonably satisfactory to Liberty Media to handle and defend such claim, in each case at Liberty Media’s sole cost, risk and expense (which shall not include the cost, risk or expense of any attorneys employed or engaged by SiriusXM or any of its Subsidiaries); provided, that Liberty Media shall keep, prior to the Closing, SiriusXM reasonably informed regarding the status of any such defense, investigation and settlement or compromise and consider in good faith any input from, prior to the Closing, SiriusXM with respect thereto; provided,further, that Liberty Media shall not settle or compromise the Specified Litigation Matter in a manner adverse to SiriusXM or its stockholders (other than Liberty Media, SplitCo or any of their respective Subsidiaries) relative to the Agreed Settlement without the prior written consent of SiriusXM

(such consent not to be unreasonably delayed, withheld or conditioned); (2) SplitCo shall cooperate with the conduct of such defense (including the making of any related claims, counterclaim or cross-complaint against any Person in connection with the Specified Litigation Matter) and the settlement or compromise of the Specified Litigation Matter, in each case at Liberty Media’s sole cost and expense (which shall not include the cost, risk or expense of any attorneys employed or engaged by SiriusXM or any of its Subsidiaries); and (3) SplitCo shall use commercially reasonable efforts to make available to Liberty Media all books, records and other documents and materials that are under the control of SplitCo or any of SplitCo’s agents and representatives and that Liberty Media reasonably considers necessary or desirable for the defense of or investigation with respect to the Specified Litigation Matter, and use commercially reasonable efforts to make the employees and advisors of SplitCo available or otherwise render reasonable assistance to, Liberty Media and its agents and representatives, in each case at Liberty Media’s sole cost and expense (which shall not include the cost, risk or expense of any attorneys employed or engaged by SiriusXM or any of its Subsidiaries). Notwithstanding anything to the contrary in this Section 4.1(e), nothing contained in this Section 4.1(e) shall (i) limit the Liberty Indemnified Parties’ right to indemnification pursuant to Section 4.1(a) for any Losses arising out of or resulting from or in connection with the Specified Litigation Matter, or (ii) cause any Liabilities described as at Liberty Media’s sole cost and expense to constitute Liberty Retained Liabilities. After the Closing, other than in connection with the Agreed Settlement, if the Specified Litigation Matter has not finally been resolved prior to or as of the Merger Effective Time, SplitCo shall (i) control the defense of and investigation with respect to the Specified Litigation Matter and the right to settle or compromise the Specified Litigation Matter and (ii) employ and engage attorneys reasonably satisfactory to SplitCo to handle and defend such claim, in each case (and subject to Section 4.1(n)) at SplitCo’s sole cost, risk and expense; provided, that (A) SplitCo shall keep Liberty Media reasonably informed regarding the status of any such defense, investigation and settlement or compromise and consider in good faith any input from Liberty Media with respect thereto and (B) none of SplitCo nor the Surviving Corporation (as defined in the Merger Agreement) shall settle the Specified Litigation Matter or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having the prior written consent of Liberty Media (such consent not to be unreasonably delayed, withheld or conditioned).
(f)   In no event will the Indemnitor be liable to any Indemnitee for any special or punitive damages, however caused and on any theory of liability arising in any way out of this Agreement, whether or not such Indemnitor was advised of the possibility of any such damages; provided, that the foregoing limitations shall not limit a party’s indemnification obligations for any Losses incurred by an Indemnitee as a result of the assertion of a Third-Party Claim or any Losses incurred by any Liberty Indemnified Party arising out of or resulting from the Specified Litigation Matter.
(g)   The Indemnitor and the Indemnitee shall use commercially reasonable efforts to avoid production of confidential information, and to cause all communications among employees, counsel and others representing any party with respect to a Third-Party Claim or the Specified Litigation Matter to be made so as to preserve any applicable attorney-client or work-product privilege.
(h)   The Indemnitor shall pay all amounts payable pursuant to this Section 4.1 by wire transfer of immediately available funds, promptly following receipt from an Indemnitee of a bill, together with all accompanying reasonably detailed backup documentation, for any Losses that are the subject of indemnification hereunder, unless the Indemnitor in good faith disputes the amount of such Losses or whether such Losses are covered by the Indemnitor’s indemnification obligation in which event the Indemnitor shall promptly so notify the Indemnitee. In any event, the Indemnitor shall pay to the Indemnitee, by wire transfer of immediately available funds, the amount of any Losses for which it is liable hereunder no later than three (3) days following any final determination of the amount of such Losses and the Indemnitor’s liability therefor. A “final determination” shall exist when (i) the parties to the dispute have reached an agreement in writing or (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment.
(i)   If the indemnification provided for in this Section 4.1 shall, for any reason, be unavailable or insufficient to hold harmless an Indemnitee in respect of any Losses for which it is entitled to indemnification hereunder, then the Indemnitor shall contribute to the amount paid or payable by such Indemnitee as a result of such Losses, in such proportion as shall be appropriate to reflect the relative benefits received by and the relative fault of the Indemnitor on the one hand and the Indemnitee on the other hand with respect to the matter giving rise to such Losses.
(j)   The remedies provided in this Section 4.1 shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against an Indemnitor, subject to Section 4.1(f).
(k)   The rights and obligations of the Liberty Indemnified Parties and the SplitCo Indemnified Parties under this Section 4.1 shall survive the Redemption and the Merger.
(l)   For the avoidance of doubt, the provisions of this Section 4.1 are not intended to, and shall not, apply to any Loss, claim or Liability or other matters governed by the Tax Sharing Agreement, which shall be subject to the provisions thereof in lieu of this Section 4.1.
(m)   The Indemnitor will indemnify the Indemnitee against any and all reasonable fees, costs and expenses (including attorneys’ fees), incurred in connection with the enforcement of their or its rights under this Section 4.1.
(n)   In the event that any holder of SiriusXM Common Stock (other than Liberty Media and its Subsidiaries) brings any Transaction Litigation relating to Liberty Media (or any of its Subsidiaries) in Liberty Media’s (or such Subsidiary’s) capacity as a stockholder of SiriusXM or Liberty Media’s conduct in connection with the Transactions (the “Specified Transaction Litigation”) or in the event that the Specified Litigation Matter remains outstanding following the Closing and, in any such case, SplitCo or any of its Subsidiaries, including the Surviving Corporation, is required to make a payment (1) as a result of (i) a final non-appealable judgment of a court of competent jurisdiction, (ii) a settlement approved in accordance with Section 6.11(a) of the Merger Agreement, in the case of Transaction Litigation, or in accordance with Section 4.1(e), in the case of the Specified Litigation Matter, or (iii) other court-approved non-appealable recovery, in any such case, arising from Liberty Media’s liability (as assumed and/or indemnified by SplitCo pursuant hereto) for (A) the Specified Litigation Matter (other than any such payment made as a result of the Agreed Settlement) or (B) any Specified Transaction Litigation or (2) for attorneys’ fees, expert costs and/or other defense costs of Liberty Media or its Affiliates or advisors and the JPM Indemnification Obligations (in the case of each of clauses (1) and (2), as assumed and/or indemnified by SplitCo pursuant hereto) (any such payment pursuant to such clause (1) or clause (2), a “Specified Payment”), then each of Liberty Media, SplitCo and SiriusXM agrees that SplitCo shall make, or cause to be made, a compensatory payment to the holders of record of SiriusXM Common Stock (other than Liberty Media, SplitCo or any of their respective Subsidiaries) as of immediately prior to the Merger Effective Time in an aggregate amount equal to (1) the quotient of (x) the amount of any such Specified Payment divided by (y) the Liberty Ownership Percentage as of immediately prior to the Merger Effective Time, less (2) the amount of such Specified Payment; provided, further, that any amount of the Specified Litigation Matter Amount included in the final and binding calculation of the LSXM Net Liabilities Share Adjustment pursuant to Section 4.2 shall, without duplication, reduce the amount of the Specified Payment to the extent any amount is subsequently paid by Liberty Media (including by release from escrow of amounts previously deposited by Liberty Media) in respect of the Specified Litigation Matter.
4.2   Liberty Media Officer’s Certificate.
(a)   Not later than the Certificate Date, Liberty Media will deliver to SiriusXM a certificate signed by a duly authorized officer of Liberty Media, setting forth (i) Liberty Media’s good faith calculation, together with reasonably detailed supporting documentation, of the LSXM Net Liabilities Share Adjustment and (ii) Liberty Media’s good faith calculation of the Exchange Ratio (the “Officer’s Certificate”). Liberty Media will use its reasonable best efforts to cause its Representatives to provide the LSXM Transaction Expenses on or prior to the Measurement Date.
(b)   In the event that, within four (4) Business Days following receipt by SiriusXM of the Officer’s Certificate, SiriusXM provides Liberty Media with written notice of any good faith objections to the calculations set forth in the Officer’s Certificate, together with reasonably detailed supporting documentation of such objections, SiriusXM and Liberty Media shall promptly negotiate in good faith, with each party acting reasonably, to resolve any such objections prior to the Closing Date, and the final and binding calculation of the LSXM Net Liabilities Share Adjustment and the Exchange Ratio shall be as so mutually resolved by SiriusXM and Liberty Media. Notwithstanding the foregoing, in the event that SiriusXM does not provide its written notice of objections to the calculations set forth in the Officer’s Certificate within four (4) Business Days following delivery to SiriusXM of the Officer’s Certificate, the Officer’s Certificate delivered by Liberty Media, and the calculations of the LSXM Net Liabilities Share Adjustment and the Exchange Ratio, shall be final and binding on the parties.
4.3   Further Assurances.   At any time before or after the Closing, each party hereto covenants and agrees to make, execute, acknowledge and deliver, and to cause its Subsidiaries to make, execute, acknowledge and deliver, such instruments, agreements, consents, assurances and other documents, and to take all such other commercially reasonable actions, as any other party may reasonably request and as may reasonably be required in order to accomplish the Restructuring and the Redemption and to give effect to the transactions provided for in this Agreement, including each step in the Restructuring Plan, and to otherwise carry out the purposes and intent of this Agreement.
4.4   Specific Performance.   Each party hereby acknowledges that the benefits to the other party of the performance by such party of its obligations under this Agreement are unique and that the other party is willing to enter into this Agreement only in reliance that such party will perform such obligations, and agrees that monetary damages may not afford an adequate remedy for any failure by such party to perform any of such obligations. Accordingly, each party hereby agrees that the other parties will have the right to enforce the specific performance of such party’s obligations hereunder and irrevocably waives any requirement for the securing or posting of any bond or other undertaking in connection with the obtaining by the other party of any injunctive or other equitable relief to enforce their rights hereunder.
4.5   Access to Information.
(a)   Each party will provide to the other party, at any time before, on or after the Redemption Date, upon written request and promptly after the request therefor (subject in all cases, to any bona fide concerns of attorney-client or work-product privilege that any party may reasonably have and any restrictions contained in any agreements or contracts to which any party or its Subsidiaries is a party (it being understood that each of Liberty Media, SplitCo and SiriusXM will use its reasonable best efforts to provide any such information in a manner that does not result in a violation of a privilege)), any information in its possession or under its control that the requesting party reasonably needs (i) to comply with reporting, filing or other requirements imposed on the requesting party by a foreign or U.S. federal, state or local judicial, regulatory or administrative authority having jurisdiction over the requesting party or its Subsidiaries, (ii) to enable the requesting party to institute or defend against any action, suit or proceeding in any foreign or U.S. federal, state or local court or (iii) to enable the requesting party to implement the transactions contemplated hereby, including but not limited to performing its obligations under this Agreement and the Restructuring Agreements.
(b)   Any information belonging to a party that is provided to another party pursuant to Section 4.5(a) will remain the property of the providing party. The parties agree to cooperate in good faith to take all reasonable efforts to maintain any legal privilege that may attach to any information delivered pursuant to this Section 4.5 or which otherwise comes into the receiving party’s possession and control pursuant to this Agreement. Nothing contained in this Agreement will be construed as granting or conferring license or other rights in any such information.
(c)   The party requesting any information under this Section 4.5 will reimburse the providing party for the reasonable out-of-pocket costs, if any, of creating, gathering and copying such information, to the extent that such costs are incurred for the benefit of the requesting party. No party will have any Liability to any other party if any information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or is based on an estimate or forecast, is found to be inaccurate, absent willful misconduct or fraud by the party providing such information.
(d)   Each of Liberty Media, SplitCo and SiriusXM shall reasonably cooperate with each other and with each other’s agents, including accounting firms and legal counsel (subject in all cases, to any bona fide concerns of attorney-client or work-product privilege that any party may reasonably have and any restrictions contained in any agreements or contracts to which any party or its Subsidiaries is a party (it being understood that each of Liberty Media, SplitCo and SiriusXM will use its reasonable best efforts to provide any such information in a manner that does not result in a violation of a privilege)), in connection with the preparation, review and determination of the Net Tax Amount, including by providing, as promptly as practicable after the request therefor, such information (including information and projections related to Taxes and reasonable estimates thereof based on the best then-available information) as may be reasonably requested by another party for such purpose.
(e)   For the avoidance of doubt, the provisions of this Section 4.5 (except for Section 4.5(d)) are not intended to, and shall not, apply to any information relating to matters governed by the Tax Sharing Agreement, which shall be subject to the provisions thereof in lieu of this Section 4.5 (except for Section 4.5(d)).
4.6   Confidentiality.   Each party will keep confidential for five (5) years following the Closing Date (or for three (3) years following disclosure to such party, whichever is longer), and will use reasonable efforts to cause its officers, directors, members, employees, Affiliates and agents to keep confidential during such period, all Proprietary Information (as defined below) of the other party, in each case to the extent permitted by applicable law.
(a)   “Proprietary Information” means any proprietary ideas, plans and information, including information of a technological or business nature, of a party (in this context, the “Disclosing Party”) (including all trade secrets, intellectual property, data, summaries, reports or mailing lists, in whatever form or medium whatsoever, including oral communications, and however produced or reproduced), that is marked proprietary or confidential, or that bears a marking of like import, or that the Disclosing Party states is to be considered proprietary or confidential, or that a reasonable and prudent person would consider proprietary or confidential under the circumstances of its disclosure. Without limiting the foregoing, all information of the types referred to in the immediately preceding sentence to the extent used by SplitCo or the SplitCo Businesses or which constitute SplitCo Assets on or prior to the Closing Date will constitute Proprietary Information of SplitCo for purposes of this Section 4.6.
(b)   Anything contained herein to the contrary notwithstanding, information of a Disclosing Party will not constitute Proprietary Information (and the other party (in this context, the “Receiving Party”) will have no obligation of confidentiality with respect thereto), to the extent such information: (i) is in the public domain other than as a result of disclosure made in breach of this Agreement or breach of any other agreement relating to confidentiality between the Disclosing Party and the Receiving Party; (ii) was lawfully acquired by the Disclosing Party from a third party not bound by a confidentiality obligation; (iii) is approved for release by prior written authorization of the Disclosing Party; or (iv) is disclosed in order to comply with a judicial order issued by a court of competent jurisdiction, or to comply with the laws or regulations of any Governmental Authority having jurisdiction over the Receiving Party, in which event the Receiving Party will give prior written notice to the Disclosing Party of such disclosure as soon as or to the extent practicable and will cooperate with the Disclosing Party in using reasonable efforts to disclose the least amount of such information required and to obtain an appropriate protective order or equivalent, and provided that the information will continue to be Proprietary Information to the extent it is covered by a protective order or equivalent or is not so disclosed.
4.7   Notices Regarding Transferred Assets.   Any transferor of an Asset or Liability in the Restructuring that receives a notice or other communication from any third party, or that otherwise becomes aware of any fact or circumstance, after the Restructuring, relating to such Asset or Liability, will use commercially reasonable efforts to promptly forward the notice or other communication to the transferee thereof or give notice to such transferee of such fact or circumstance of which it has become aware. The parties will cause their respective Subsidiaries to comply with this Section 4.7.
4.8   Tax Treatment of Payments.   The parties agree to treat, for U.S. federal income tax and other applicable tax purposes, all payments made pursuant to this Agreement (other than payments pursuant to Article II of this Agreement) in accordance with Section 4.7 of the Tax Sharing Agreement and to increase or reduce any amount paid hereunder to the same extent that such payment would have been required to be increased or reduced under such section if it were a payment made pursuant to the Tax Sharing Agreement.
4.9   Allocated Executive Payments.   The amount of cash transferred by Liberty Media to SplitCo in connection with the Contribution shall be reduced by the Allocated Executive Expenses and other payments made or contemplated under Section 6.2(b) of the Merger Agreement.

4.10   Director and Officer Indemnification.   Prior to the Closing, SplitCo shall enter into an indemnification agreement with each initial director or officer of the Surviving Corporation (as defined in the Merger Agreement) in a form to be agreed between the parties to be effective on and contingent upon the occurrence of the Merger Effective Time.
4.11   Final Invoices.   No later than at least one (1) Business Day prior to the Measurement Date, Liberty Media and SplitCo will deliver to SiriusXM redacted (except as to the final aggregate amounts of any fees, costs and expenses) copies of final invoices for all unpaid fees, costs and other expenses of any investment bankers, financial advisors (including the brokers referred to in Section 3.6 of the Merger Agreement), attorneys, accountants and other consultants, advisors or other Representatives incurred by or on behalf of, or payable by, Liberty Media, SplitCo or their respective Subsidiaries arising from or in connection with the Transactions.
ARTICLE V
CLOSING
5.1   Closing.   Unless this Agreement is terminated and the transactions contemplated by this Agreement are abandoned pursuant to the provisions of Article VI, the closing of the Redemption (the “Closing”) will take place at the offices of O’Melveny & Myers LLP, Two Embarcadero Center, San Francisco, CA 94111, at a mutually acceptable time and date (the “Closing Date”), which date shall be no later than the tenth (10th) Business Day after the satisfaction or, if applicable, waiver of all conditions set forth in each of Section 2.2 and Section 2.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of those conditions at such time); provided, that the Closing shall occur substantially concurrently with (but prior to) the Merger Effective Time.
5.2   Deliveries at Closing.
(a)   Liberty Media.   At or prior to the Closing, Liberty Media will deliver or cause to be delivered to SplitCo:
(i)   the Tax Sharing Agreement duly executed by an authorized officer of Liberty Media;
(ii)   the Restructuring Agreements duly executed by an authorized officer of Liberty Media or other applicable Liberty Entity;
(iii)   a secretary’s certificate certifying that the Liberty Board has authorized the execution, delivery and performance by Liberty Media of this Agreement, the Restructuring Agreements and the Tax Sharing Agreement, which authorization will be in full force and effect at and as of the Closing; and
(iv)   such other documents and instruments as SplitCo may reasonably request.
(b)   SplitCo.   At or prior to the Closing, SplitCo will deliver or cause to be delivered to Liberty Media:
(i)   the Tax Sharing Agreement duly executed by an authorized officer of SplitCo;
(ii)   the Restructuring Agreements duly executed by an authorized officer of SplitCo or other applicable SplitCo Entity;
(iii)   the SplitCo Charter, duly executed by an authorized officer of SplitCo and filed with the Secretary of State of the State of Delaware;
(iv)   a secretary’s certificate certifying that the SplitCo Board has authorized the execution, delivery and performance by SplitCo of this Agreement, the Restructuring Agreements and the Tax Sharing Agreement, which authorizations will be in full force and effect at and as of the Closing; and
(v)   such other documents and instruments as Liberty Media may reasonably request.
ARTICLE VI
TERMINATION
6.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time (i) by Liberty Media for any reason if the Merger

Agreement has been terminated in accordance with its terms or (ii) by written agreement of Liberty Media, SplitCo and SiriusXM (through the Special Committee) if the Merger Agreement has not been terminated in accordance with its terms.
6.2   Effect of Termination.   In the event of any termination of this Agreement in accordance with Section 6.1, this Agreement will immediately become void and the parties will have no Liability whatsoever to each other with respect to the transactions contemplated hereby.
ARTICLE VII
MISCELLANEOUS
7.1   Definitions.
(a)   For purposes of this Agreement, the following terms have the corresponding meanings:
“2.75% Exchangeable Senior Debentures” means the 2.75% Exchangeable Senior Debentures due 2049 issued under the 2.75% Exchangeable Senior Debentures Indenture.
“2.75% Exchangeable Senior Debentures Indenture” means the Indenture, dated as of November 26, 2019, by and among Liberty Media, as issuer, and U.S. Bank National Association, as trustee (as amended or supplemented from time to time as expressly permitted by the Merger Agreement) relating to the 2.75% Exchangeable Senior Debentures.
“3.75% Convertible Senior Notes” means the 3.75% Convertible Senior Notes due 2028 issued under the 3.75% Convertible Senior Notes Indenture.
“3.75% Convertible Senior Notes Indenture” means the Indenture, dated as of March 10, 2023, by and among Liberty Media, as issuer, and U.S. Bank Trust Company, National Association, as trustee (as amended or supplemented from time to time as expressly permitted by the Merger Agreement) relating to the 3.75% Convertible Senior Notes.
“Action” means any demand, action, claim, suit, countersuit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation whether or not commenced, brought, conducted or heard by or before, or otherwise involving, any court, grand jury or other Governmental Authority or any arbitrator or arbitration panel.
“Affiliates” means with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person; provided, that, for any purpose hereunder, in each case both before and after the Effective Time, none of the Persons listed in clauses (i)  – (viii) shall be deemed to be Affiliates of any Person listed in any other such clause: (i) Liberty Media taken together with its Subsidiaries and any of their respective Investees, (ii) SplitCo taken together with its Subsidiaries and any of their respective Investees, (iii) Liberty TripAdvisor Holdings, Inc. taken together with its Subsidiaries and any of their respective Investees, (iv) Liberty Broadband Corporation taken together with its Subsidiaries and any of their respective Investees, (v) Qurate Retail, Inc. taken together with its Subsidiaries and any of their respective Investees, (vi) Liberty Global plc taken together with its Subsidiaries and any of their respective Investees, (vii) Liberty Latin America Ltd. taken together with its Subsidiaries and any of their respective Investees, and (viii) Atlanta Braves Holdings, Inc. taken together with its Subsidiaries and any of their respective Investees. For purposes of this Agreement, both prior to and after the Effective Time, none of SplitCo, SiriusXM and their respective Subsidiaries shall be deemed to be Affiliates of Liberty Media or any of its Subsidiaries or Affiliates.
“Agreed Debt Fees” means a good faith estimate (as documented by a certificate signed by a duly authorized officer of SiriusXM that is delivered to Liberty Media not later than the Measurement Date) of the aggregate amount of (i) if the Security Amendment (as defined in the Debt Commitment Letter) is executed prior to the date that is sixty (60) days after the date hereof, any consent fees paid in connection with obtaining the Security Amendment in an amount not to exceed any amount required under Section 1(A)(ii) of the Debt Fee Letter (without duplication of any amount required under

Section 1(A)(ii) of the Debt Fee Letter) plus (ii) any commitment fees, structuring fees, arrangement fees, ticking fees, underwriting fees or discounts, funding fees and/or upfront fees set forth in the Debt Commitment Letter, the Debt Fee Letter and/or the Engagement Letters, as applicable, with respect to the Agreed Financing Amount that will be, and/or has been, paid by SiriusXM and its Subsidiaries to the lenders and/or arrangers of such debt financing on or prior to the Closing Date (as defined in the Merger Agreement).
“Agreed Financing Amount” means (without duplication) the aggregate principal amount of indebtedness that is initially incurred pursuant to the Debt Commitment Letter (as reduced pursuant to Section 6.23(a) of the Merger Agreement) and/or the Engagement Letters, as applicable, in an aggregate principal amount not to exceed Assumed Indebtedness.
“Agreed Settlement” means the settlement of claims asserted prior to the date of this Agreement in Fishel, et al. v. Liberty Media Corp., et al., C.A. No. 2021-0820-KSJM as further described and set forth in that certain Settlement Term Sheet, by and among (i) Plaintiff Vladimir Fishel, derivatively on behalf of SiriusXM and directly on behalf of himself and other members of the settlement class, (ii) nominal defendant SiriusXM, (iii) defendant Liberty Media and (iv) defendants Gregory B. Maffei, James E. Meyer, Jennifer Witz, Evan D. Malone, David A. Blau, Robin P. Hickenlooper, Michael Rapino, David Zaslav, Jonelle Procope, Kristina M. Salen and Carl E. Vogel, effective as of December 8, 2023.
“Allocated Executive Expenses” means the sum of (1) the product of (A) the LSXM Executive Percentage multiplied by (B) the sum of (i) the Executive Expenses incurred through (and including) the Redemption Date, (ii) the Executive Annual Bonus with respect to the calendar year immediately prior to the calendar year in which the Redemption occurs (to the extent such Executive Annual Bonus is earned but remains unpaid as of the Effective Time) and (iii) the Executive Annual Bonus with respect to the calendar year in which the Redemption occurs assuming the target level of performance and prorated based on a fraction where (x) the numerator is equal to the number of days beginning on (and including) January 1st of the calendar year to which performance relates through (and including) the Redemption Date and (y) the denominator equals the number of days in the calendar year to which performance relates, (2) the dollar value set forth in that certain letter agreement entered into with Liberty Media’s Chief Executive Officer in connection with the transactions contemplated by this Agreement and the Merger Agreement, and (3) the employer portion of any employment, payroll, social security, unemployment or similar taxes payable with respect to the amounts described in subclauses (1) and (2), in each case, as determined by Liberty Media.
“Alternative Settlement” means, in the event that the Agreed Settlement has been terminated prior to the Closing, a settlement of claims asserted in the Specified Litigation Matter which has been finally approved by the Court of Chancery of the State of Delaware (or any trial court of competent jurisdiction).
“Alternative Settlement Amount” means, if an Alternative Settlement exists prior to the Measurement Date, the total amount payable pursuant to the Alternative Settlement.
“Assets” means assets, properties, interests and rights (including goodwill), wherever located, whether real, personal or mixed, tangible or intangible, movable or immovable, in each case whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto.
“Assumed Indebtedness” means, the sum, determined after the close of market on the Measurement Date, of the outstanding principal and accrued and unpaid interest and, to the extent payable as a result of the Transaction Agreements or the transactions contemplated hereby or thereby, any premiums or prepayment penalties or other costs in respect of indebtedness for borrowed money or evidenced by notes, debentures, bonds or other similar instruments of Liberty Media and its Subsidiaries attributed to Liberty SiriusXM that has been or will be allocated to, assigned to and/or assumed by SplitCo and its Subsidiaries pursuant to this Agreement on or prior to the Effective Time, including, to the extent outstanding, the 2.75% Exchangeable Senior Debentures and the Margin Loan Agreement; provided that, notwithstanding anything herein to the contrary, in no event shall the 3.75% Convertible Senior Notes be considered Assumed Indebtedness.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York or Denver, Colorado.
“Certificate Date” means the date that is no later than six (6) Business Days prior to the Closing Date; provided, however, that if as of such date the Liberty Stockholder Approval shall not have been previously obtained, the “Certificate Date” shall be the Business Day immediately following the date on which the Liberty Stockholder Approval is obtained.
“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.
“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership, membership, limited liability company, or other ownership interests, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative to the foregoing.
“Debt Commitment Letter” means, the Debt Commitment Letter (as defined in the Merger Agreement) provided to Liberty Media on the date hereof.
“Debt Fee Letter” means the Fee Letter (as defined in the Merger Agreement) provided to Liberty Media on the date hereof.
“Debt Excess Fees” means, to the extent that any provisions related to fees contained in the Debt Fee Letter, Debt Commitment Letter or Engagement Letters are amended, supplemented or otherwise modified after the date hereof so as to increase in aggregate the fees payable thereunder on or prior to the Closing Date (as defined in the Merger Agreement), the amount equal to the excess of the aggregate amount of such increased fees over the aggregate amount of fees provided under the applicable Debt Fee Letter, Debt Commitment Letter or Engagement Letters as of the date hereof that would have been payable on or prior to the Closing Date (as defined in the Merger Agreement), in each case, with respect to the Agreed Financing Amount.
“DGCL” means the Delaware General Corporation Law (as the same may be amended from time to time).
“Engagement Letters” means the Engagement Letters (as defined in the Merger Agreement) provided to Liberty Media on the date hereof.
“Exchange Ratio” means the quotient (rounded to the nearest ten thousandth) of (1) (A) the aggregate number of Liberty Owned SiriusXM Shares (as defined in the Merger Agreement) minus (B) the LSXM Net Liabilities Share Adjustment divided by (2) (A) the Fully Diluted LSXM Share Number minus (B) the Exercise Price Add-Back.
“Executive Annual Bonus” means the annual bonus payable by Liberty Media to its Chief Executive Officer pursuant to the Executive Employment Agreement.
“Executive Employment Agreement” means that certain Executive Employment Agreement by and between Liberty Media and Gregory B. Maffei, dated as of December 13, 2019, as amended and in effect as of the date hereof.
“Executive Expenses” means the aggregate salary, health, retirement and other compensation, benefits, perquisites, legal fees and other expense reimbursements owed to Liberty Media’s Chief Executive Officer pursuant to Section 9.6 of the Executive Employment Agreement, any Special Reimbursement payments owed to Liberty Media’s Chief Executive Officer (as defined and described in Section 9.7 of the Executive Employment Agreement) and other expenses paid by Liberty Media in connection with the employment of its Chief Executive Officer.
“Exercise Price Add-Back” means the quotient of (i) the aggregate exercise price of the Liberty SiriusXM option awards with a grant date prior to the date hereof that are outstanding after the close of market on the Measurement Date (provided that such Liberty SiriusXM option awards having an exercise price exceeding the Closing Reference Price (as defined below) shall be deemed for this purpose to have an exercise price equal to the Closing Reference Price) divided by (ii) the average of the LSXMK Daily VWAP over the ten (10) consecutive trading days ending on the Measurement Date (the “Closing Reference Price”).
“Fully Diluted LSXM Share Number” means the sum, determined after the close of market on the Measurement Date and without duplication, of (i) all issued and outstanding shares of Liberty SiriusXM Common Stock, including the shares of Liberty SiriusXM Common Stock to be issued in respect of the acceleration and vesting of the Liberty SiriusXM restricted stock awards and the Liberty SiriusXM restricted stock unit awards in accordance with Section 2.4(c) and Section 2.4(d) (which, for the avoidance of doubt, shall exclude shares of Liberty SiriusXM Common Stock withheld by Liberty Media to satisfy applicable tax withholding obligations relating thereto), (ii) the gross number of shares of Liberty SiriusXM Common Stock subject to all unexercised Liberty SiriusXM option awards with a grant date prior to the date hereof (i.e., without regard to the exercise price applicable thereto) and (iii) the sum of (A) the aggregate number of shares of LSXMA that would be issuable upon conversion based on the Conversion Rate (as defined in the 3.75% Convertible Senior Notes Indenture) of the 3.75% Convertible Senior Notes and (B) the aggregate number of LSXMA shares equal to (x) the LSXM Convert Measurement Indebtedness divided by (y) the LSXMA Daily VWAP.
“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.
“Governmental Authority” means any federal, state, local, domestic, foreign or multinational government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality.
“Investee” of any Person means any Person in which such first Person owns or controls an equity or voting interest.
“Law” means all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities.
“Liabilities” means any and all debts, liabilities, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, and whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto (other than taxes).
“Liberty Board” means the Board of Directors of Liberty Media or a duly authorized committee thereof (including the Executive Committee of the Board of Directors of Liberty Media).
“Liberty Charter” means the Restated Certificate of Incorporation of Liberty Media, as in effect immediately prior to the Redemption Date.
“Liberty Charter Documents” means the certificate of incorporation and bylaws of Liberty Media, in each case as amended to the date of this Agreement.
“Liberty Entity” or “Liberty Entities” means and includes each of Liberty Media and its Subsidiaries (other than the SplitCo Entities and other than SiriusXM and its Subsidiaries), after giving effect to the Restructuring.
“Liberty Ownership Percentage” means a fraction, the numerator of which is equal to the Liberty Owned SiriusXM Shares and the denominator of which is equal to all of the outstanding shares of SiriusXM Common Stock as of immediately prior to the Merger Effective Time.
“Liberty Retained Assets” means all Assets which are held at the Effective Time by the Liberty Entities, including the attorney-client privilege and any work-product that Liberty Media or any of its Subsidiaries (including any attorney-client privilege and work product of SplitCo prior to the Effective Time) may have; provided that Liberty Retained Assets shall not include any assets related to Taxes (including any Tax Items or rights to receive any Tax Refunds (each as defined in the Tax Sharing Agreement)), which are governed by the Tax Sharing Agreement.

“Liberty Retained Businesses” means all businesses which are held at the Effective Time by the Liberty Entities.
“Liberty Retained Liabilities” means all Liabilities (except for Liabilities related to Taxes, which shall be governed by the Tax Sharing Agreement) of the Liberty Entities, including all Liabilities arising out of or related to the business, assets (including Contracts) or liabilities of the Liberty Entities. For the avoidance of doubt, the Liberty Retained Liabilities shall not include (x) any obligations in respect of the Specified Litigation Matter or any Transaction Litigation or (y) SplitCo Liabilities.
“Losses” means any and all damages, losses, deficiencies, Liabilities, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including (i) the fees and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or in asserting, preserving or enforcing an Indemnitee’s rights hereunder and (ii) any applicable deductible under relevant insurance policies actually paid), whether in connection with a Third-Party Claim or otherwise, less any award or other proceeds actually received by the applicable indemnified party as a result of such Losses.
“LSXM Convert Measurement Indebtedness” means (i) if positive, an amount equal to (a) the aggregate principal amount of the 3.75% Convertible Senior Notes on the Measurement Date minus (b) the LSXM Convert Measurement Market Value or (ii) if the amount under clause (i) is negative, zero.
“LSXM Convert Measurement Market Value” means the product of (i) the LSXM Convert Measurement Price multiplied by (ii) LSXM Convert Outstanding.
“LSXM Convert Measurement Price” means the product of (i) LXSMA Daily VWAP multiplied by (ii) the Conversion Rate (as defined in the 3.75% Convertible Senior Notes Indenture) on the Measurement Date.
“LSXM Convert Outstanding” means (i) the aggregate principal amount of the 3.75% Convertible Senior Notes outstanding after the close of market on the Measurement Date divided by (ii) $1,000.
“LSXM Executive Percentage” means the percentage allocated to LSXMK (as referenced in Exhibit B-1 to the Executive Employment Agreement) with respect to the applicable period, as calculated pursuant to Exhibit B-1 and Exhibit B-2 to the Executive Employment Agreement.
“LSXM Net Liabilities Share Adjustment” means the quotient of (1) (A) the Net Indebtedness of Liberty SiriusXM plus (B) Agreed Debt Fees plus (C) the Net Tax Amount plus (D) the LSXM Transaction Expenses plus (E) the Specified Litigation Matter Amount, unless, as of the Measurement Date, the Agreed Settlement has been finally approved (but subject to any condition or contingency thereon relating specifically to the Merger Closing pursuant to the terms of the Merger Agreement) by a court of competent jurisdiction, less the Alternative Settlement Amount, if any, plus (F) the aggregate fair value (as of the grant date) of all Liberty SiriusXM option awards with a grant date after the date hereof plus (G) fifty percent (50%) of the fees payable in connection with the filings to be made pursuant to Section 6.6 of the Merger Agreement to obtain the Requisite FCC Approvals (as defined in the Merger Agreement) minus (H) 16.5% of the fees payable to the SEC (as defined in the Merger Agreement) in connection with the filings to be made pursuant to Section 6.1 of the Merger Agreement minus (I) the Debt Excess Fees divided by (2) the Reference Price.
“LSXM Transaction Expenses” means, without duplication, (i) the aggregate amount of unpaid fees, costs and other expenses of any investment bankers, financial advisors (including the brokers referred to in Section 3.6 of the Merger Agreement), attorneys, accountants and other consultants, advisors or other Representatives incurred by or on behalf of, or payable by, Liberty Media, SplitCo or their respective Subsidiaries arising from or in connection with the Transactions and incurred or accrued on or prior to the Measurement Date plus (ii) a good faith estimate of the aggregate amount of such unpaid fees, costs and other expenses expected to be incurred by or on behalf of, or to be payable by, Liberty Media, SplitCo or their respective Subsidiaries arising from or in connection with the Transactions after the Measurement Date and prior to the Merger Closing.

“LSXMA Daily VWAP” means the average of the Daily VWAP (as defined in the 3.75% Convertible Senior Notes Indenture) of the Series A Liberty SiriusXM Common Stock for the ten (10) consecutive Trading Days (as defined in the 3.75% Convertible Senior Notes Indenture) ending on the Measurement Date.
“LSXMK Daily VWAP” means per share volume-weighted average trading price of the Series C Liberty SiriusXM Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “LSXMK.US <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled opening of trading until the scheduled close of trading of the primary trading session on such trading day and will be determined without regard to afterhours trading or any other trading outside of the regular trading session.
“Margin Loan Agreement” means that certain Third Amended and Restated Margin Loan Agreement, dated as of February 24, 2021 (as amended by that certain First Amendment to Third Amended and Restated Margin Loan Agreement, dated as of March 6, 2023, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Liberty SIRI Marginco, LLC, a wholly owned Subsidiary of Liberty Media, as borrower, the lenders from time to time party thereto, BNP Paribas, New York Branch, as administrative agent and BNP Paribas as calculation agent, which obligations thereunder are secured by shares of SiriusXM Common Stock.
“Measurement Date” means the date that is seven (7) Business Days prior to the Closing Date.
“Net Indebtedness of Liberty SiriusXM” means, after the close of market on the Measurement Date, the amount in U.S. dollars equal to (i) the Assumed Indebtedness minus (ii) the Transferred Cash.
“Order” means any order, injunction, judgment, decree or ruling of any court, governmental or regulatory authority, agency, commission or body.
“Person” means any individual, corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.
“Qualifying Subsidiary” means a former direct or indirect Subsidiary of Liberty Media, any successor of any such former Subsidiary, and the parent company (directly or indirectly) of any such former Subsidiary or successor, including SplitCo.
“Redemption Agent” means a redemption agent mutually acceptable to Liberty Media and SiriusXM, with each acting reasonably.
“Reference Price” means $4.23.
“Representatives” means, as to any Person, that Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents controlled affiliates, controlling persons and other representatives. As to Liberty Media and SplitCo, “Representative” specifically excludes SiriusXM and its Representatives and, as to SiriusXM, “Representative” specifically excludes Liberty Media, SplitCo and their respective Representatives, it being understood that the members of the board of directors of SiriusXM who are directors or officers of Liberty Media or SplitCo shall be considered Representatives of Liberty Media or SplitCo (as applicable) and not of SiriusXM, for purposes of this Agreement.
“Restraint” means any Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority.
“Restructuring Plan” means the Restructuring Plan attached hereto as Exhibit C.
“Securities Act” means the Securities Act of 1933, as amended, together with all rules and regulations promulgated thereunder.
“SiriusXM Common Stock” means common stock of SiriusXM, par value $0.001 per share.

“Special Committee” means the committee of the Board of Directors of SiriusXM comprised of independent directors charged with, among other things, reviewing the transactions contemplated by the Merger Agreement.
“Specified Litigation Matter” means all claims asserted in Fishel, et al. v. Liberty Media Corp., et al., C.A. No. 2021-0820-KSJM, pending as of the date hereof in the Court of Chancery of the State of Delaware.
“SplitCo Assets” means all of Liberty Media’s interest in SiriusXM, corporate cash and any other assets of Liberty Media and its Subsidiaries attributed to Liberty SiriusXM as of immediately prior to the Contribution, including those assets set forth on Exhibit D hereto; provided that SplitCo Assets shall not include any assets related to Taxes (including any Tax Items or rights to receive any Tax Refunds (each as defined in the Tax Sharing Agreement)), which shall be governed by the Tax Sharing Agreement.
“SplitCo Board” means the Board of Directors of SplitCo or a duly authorized committee thereof.
“SplitCo Businesses” means the businesses attributed to Liberty SiriusXM as of immediately prior to the Contribution, including any subsequent changes thereto as are permitted by the Transaction Agreements, in each case in accordance with the Liberty Charter Documents.
“SplitCo Entity” or “SplitCo Entities” means each of SplitCo and its Subsidiaries, after giving effect to the Restructuring, including, from and after the consummation of the Merger, SiriusXM and its Subsidiaries.
“SplitCo Equity Plan” means the Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan attached in the form hereto as Exhibit E.
“SplitCo Liabilities” means all Liabilities (except for Liabilities related to Taxes which shall be governed by the Tax Sharing Agreement) of Liberty Media and its Subsidiaries attributed to Liberty SiriusXM as of immediately prior to the Contribution and all Liabilities of Liberty Media and its Subsidiaries to the extent arising out of, related to or in connection with the SplitCo Businesses (whether incurred before, on or after the Closing), including those set forth on Exhibit F hereto.
“SplitCo Transitional Plan” means the SplitCo Transitional Stock Adjustment Plan.
“Subsidiary” when used with respect to any Person, means (i) a corporation a majority in voting power of whose share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, (ii) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (a) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (b) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, (iii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has or have (a) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, or (b) in the absence of such a governing body, at least a majority ownership interest or (iv) any other Person of which an aggregate of 50% or more of the equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person. For purposes of this Agreement, both prior to and after the Effective Time, none of SplitCo, SiriusXM and their respective Subsidiaries shall be deemed to be Subsidiaries of Liberty Media or any of its Subsidiaries.
“Tax” and “Taxes” means any and all federal, state, local or non-U.S. taxes, charges, fees, duties, levies, imposts, rates or other like governmental assessments or charges, and, without limiting the generality of the foregoing, shall include income, gross receipts, net worth, property, sales, use, license, excise, franchise, capital stock, employment, payroll, unemployment insurance, social security, Medicare, stamp, environmental, value added, alternative or added minimum, ad valorem, trade, recording, withholding, occupation or transfer taxes, together with any related interest, penalties and additions imposed by any tax authority.
“Tax Sharing Agreement” means the Tax Sharing Agreement to be entered into by and between Liberty Media and SplitCo, substantially in the form attached hereto as Exhibit G.
“Tax Sharing Policies” means the policies relating to taxes included in the management and allocation policies adopted by the Liberty Board in connection with the reclassification of Liberty Media’s common stock on August 3, 2023.
“Transaction Agreements” has the meaning given to such term in the Merger Agreement.
“Transferred Cash” means, after the close of market on the Measurement Date, all of the cash and cash equivalents attributed to Liberty SiriusXM that has been or will be transferred to SplitCo and its Subsidiaries pursuant to this Agreement after giving effect to reduction for any payments, and a good faith estimate of any unpaid amounts, of Allocated Executive Expenses, payments under Section 6.2(b) of the Merger Agreement as contemplated by Section 4.9, and any other payments contemplated to be made in performance by Liberty or any of its Subsidiaries of obligations under the Transaction Agreements, in each case which expenses (or contemplated payments) are not otherwise taken into account in the calculation of LSXM Net Liabilities Share Adjustment; provided, that Transferred Cash shall (i) be calculated net of outstanding outbound checks, draws, ACH debits and wire transfers and (ii) include inbound checks, draws, ACH credits and wire transfers deposited or available for deposit.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.
(b)   As used herein, the following terms will have the meanings set forth in the applicable section of this Agreement set forth below:
Agreement	Preamble
Awards	Section 2.4(a)
Closing	Section 5.1
Closing Date	Section 5.1
Code	Recitals
Coffeyville	Exhibit A
Contribution	Section 1.2(a)
Disclosing Party	Section 4.6(a)
Effective Time	Section 2.1(a)
Fractional Share	Section 2.1(h)
Indemnitee	Section 4.1(d)(i)
Indemnitor	Section 4.1(d)(i)
JPM Indemnification Obligations	Schedule F
Liberty Indemnified Parties	Section 4.1(a)
Liberty Media	Preamble
Liberty SiriusXM	Recitals
Liberty SiriusXM Common Stock	Recitals
Liberty SiriusXM option award	Section 2.4(b)
Liberty SiriusXM restricted stock awards	Section 2.4(c)
Liberty SiriusXM restricted stock unit award	Section 2.4(d)
LSXMA	Recitals

LSXMB	Recitals
LSXMK	Recitals
Merger Agreement	Recitals
Merger Closing	Recitals
Merger Sub	Recitals
Net Tax Amount	Exhibit A
Officer’s Certificate	Section 4.2(a)
Proprietary Information	Section 4.6(a)
Receiving Party	Section 4.6(b)
Redemption	Recitals
Redemption Date	Section 2.1(a)
Restructuring	Section 1.1
Restructuring Agreements	Section 3.1(b)
Returned Escrow Funds	Section 4.1(n)
Separable Claims	Section 4.1(d)(ii)
Separate Legal Defenses	Section 4.1(d)(ii)
SiriusXM	Preamble
Specified Litigation Matter Amount	Exhibit A
Specified Payment	Section 4.1(n)
Specified Transaction Litigation	Section 4.1(n)
Split-Off Transactions	Recitals
SplitCo	Preamble
SplitCo Bylaws	Section 2.1(b)
SplitCo Charter	Section 2.1(b)
SplitCo Common Stock	Recitals
SplitCo Indemnified Parties	Section 4.1(b)
SplitCo option award	Section 2.4(b)
Stockholder Meeting	Section 2.1(a)
Tax Adjustment Period	Exhibit A
Tax Settlement Date	Exhibit A
Third-Party Claim	Section 4.1(d)(i)
Voting Agreement	Exhibit F
7.2   Survival; No Third-Party Rights.
(a)   The representations and warranties contained herein shall not survive the Effective Time or the termination of this Agreement. The covenants and agreements herein that relate to actions to be taken at or after the Effective Time, including Section 1.2(c) and Section 4.1, shall survive the Effective Time until satisfied in full.
(b)   Except for the indemnification rights of the Liberty Indemnified Parties and the SplitCo Indemnified Parties pursuant to Section 4.1 and the rights of the directors and officers of the Surviving Corporation to enter into indemnification agreements with the Surviving Corporation pursuant to Section 4.10, nothing expressed or referred to in this Agreement is intended or will be construed to give any Person other than the parties hereto and their respective successors and assigns any legal or equitable right, remedy or claim under or with respect to this Agreement, or any provision hereof, it being the intention of the parties hereto that this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their respective successors and assigns.

7.3   Notices.   All notices and other communications hereunder shall be in writing and shall be delivered in person, by electronic mail (with confirming copy sent by one of the other delivery methods specified herein), by overnight courier or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered in person, or when so received by electronic mail or courier, or, if mailed, three (3) calendar days after the date of mailing, as follows:
if to any Liberty Entity:	Liberty Media Corporation 12300 Liberty Boulevard Englewood, Colorado 80112 Email: [Separately Provided] Attention: Chief Legal Officer
if to any SplitCo Entity (prior to the consummation of the Merger):	Liberty Sirius XM Holdings Inc. 12300 Liberty Boulevard Englewood, Colorado 80112 Email: [Separately Provided] Attention: Chief Legal Officer
with a copy in each case (which shall not constitute notice) to:
O’Melveny & Myers L.L.P.
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111
Attention:
C. Brophy Christensen
Bradley L. Finkelstein
Noah Kornblith

E-mail:
bchristensen@omm.com
bfinkelstein@omm.com
nkornblith@omm.com

if to any SplitCo Entity (after the consummation of the Merger) or to SiriusXM:	Sirius XM Radio Inc. 1221 Avenue of the Americas New York, New York 10020 Attention: Patrick Donnelly E-Mail: [Separately Provided]
with a copy (which shall not constitute notice) to:	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attention: Eric Swedenburg, Esq. Johanna Mayer, Esq. E-Mail: eric.swedenburg@stblaw.com Johanna.mayer@stblaw.com
if to the Special Committee of SiriusXM:	Eddy W. Hartenstein Lead Independent Director c/o Sirius XM Radio Inc. 1221 Avenue of the Americas New York, New York 10020 Attention: General Counsel E-Mail: [Separately Provided]

with a copy (which shall not constitute notice) to:	Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10001
Attention: Michael A. Diz
William D. Regner
Katherine Durnan Taylor
E-Mail: madiz@debevoise.com
wdregner@debevoise.com
ketaylor@debevoise.com
or to such other address as the party to whom notice is given may have previously furnished to the other party in writing in the manner set forth above.
7.4   Entire Agreement.   This Agreement (including the Exhibits and Schedules attached hereto) together with the Restructuring Agreements, the Merger Agreement and the Tax Sharing Agreement embodies the entire understanding among the parties relating to the subject matter hereof and thereof and supersedes and terminates any prior agreements and understandings among the parties with respect to such subject matter, and no party to this Agreement shall have any right, responsibility or Liability under any such prior agreement or understanding. Any and all prior correspondence, conversations and memoranda are merged herein and shall be without effect hereon. No promises, covenants or representations of any kind, other than those expressly stated herein, have been made to induce either party to enter into this Agreement.
7.5   Binding Effect; Assignment.   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except with respect to a merger of a party, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties; provided, however, that Liberty Media and SplitCo may assign their respective rights, interests, duties, liabilities and obligations under this Agreement to any of their respective wholly owned Subsidiaries, but such assignment shall not relieve Liberty Media or SplitCo, as the assignor, of its obligations hereunder.
7.6   Governing Law; Jurisdiction.   This Agreement and the legal relations among the parties hereto will be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware applicable to contracts made and performed wholly therein, without giving effect to any choice or conflict of laws provisions or rules that would cause the application of the laws of any other jurisdiction. Each of the parties hereto irrevocably agrees that any legal Action or proceeding with respect to this Agreement, and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action or proceeding with respect to this Agreement (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with Section 7.3 and this Section 7.6, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement or the subject matter hereof may not be enforced in or by such courts. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.3 shall be deemed effective service of process on such party.

7.7   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7.
7.8   Severability.   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Upon a determination that any provision of this Agreement is prohibited or unenforceable in any jurisdiction, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the provisions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
7.9   Amendments; Waivers.   Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of Liberty Media, SplitCo and SiriusXM (through the Special Committee), or in the case of a waiver, by the party against whom the waiver is to be effective, prior to termination of the Merger Agreement in accordance with its terms. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law. Any consent provided under this Agreement must be in writing, signed by the party against whom enforcement of such consent is sought.
7.10   No Strict Construction; Interpretation.
(a)   Liberty Media, SplitCo and SiriusXM each acknowledge that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against any party hereto.
(b)   When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns and references to a party means a party to this Agreement. Prior to the Effective Time, all obligations of Liberty Media to pay any fees, costs or expenses referenced in this Agreement or the Merger Agreement shall in all cases be obligations attributed to Liberty SiriusXM in accordance with Liberty Media’s management and allocation policies and, to the extent unpaid prior to the Measurement Date, shall reduce the amount of Transferred Cash unless otherwise taken into account in the calculation of the LSXM Net Liabilities Share Adjustment.
7.11   Conflicts with Tax Sharing Agreement.   Except as otherwise expressly set forth in this Agreement or in another Transaction Agreement, following the Effective Time all matters relating to Taxes of the parties and their respective Subsidiaries shall be governed exclusively by the Tax Sharing Agreement, and in the event of a conflict between this Agreement and the Tax Sharing Agreement with respect to such matters, the provisions of the Tax Sharing Agreement shall prevail.
7.12   Counterparts.   This Agreement may be executed in two or more identical counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement. The Agreement may be delivered by electronic mail transmission of a signed copy thereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
LIBERTY MEDIA CORPORATION
By:
/s/ Gregory B. Maffei

Name:
Gregory B. Maffei

Title:
President and Chief Executive Officer

LIBERTY SIRIUS XM HOLDINGS INC.
By:
/s/ Renee L. Wilm

Name:
Renee L. Wilm

Title:
Chief Legal Officer and Chief Administrative Officer

SIRIUS XM HOLDINGS INC.
By:
/s/ Patrick L. Donnelly

Name:
Patrick L. Donnelly

Title:
Executive Vice President, General Counsel and Secretary

Annex B
Execution Version
FIRST AMENDMENT TO THE
REORGANIZATION AGREEMENT
This FIRST AMENDMENT (this “Amendment”) to the REORGANIZATION AGREEMENT, dated as of December 11, 2023 (the “Original Agreement”), by and among LIBERTY MEDIA CORPORATION, a Delaware corporation (“Liberty Media”), LIBERTY SIRIUS XM HOLDINGS INC., a Delaware corporation (“SplitCo”), and SIRIUS XM HOLDINGS INC., a Delaware corporation (“SiriusXM”), is made as of June 16, 2024, by and among Liberty Media, SplitCo and SiriusXM.
RECITALS:
WHEREAS, Liberty Media, SplitCo and SiriusXM intend to amend the Exchange Ratio in order to reduce the total number of outstanding shares of SplitCo Common Stock as of immediately following the Closing;
WHEREAS, Liberty Media, SplitCo and SiriusXM intend to make certain changes to the Restructuring Plan as described herein;
WHEREAS, concurrently herewith, Liberty Media, SplitCo, Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned Subsidiary of SplitCo (“Merger Sub”), and SiriusXM have entered into that certain First Amendment, as of the date hereof, to the Agreement and Plan of Merger, dated as of December 11, 2023, pursuant to which, among other things, the parties amended the SiriusXM Exchange Ratio (as defined in the Merger Agreement) in order to reduce the total number of outstanding shares of SplitCo Common Stock as of immediately following the Closing; and
WHEREAS, the parties now desire to amend the Original Agreement in accordance with the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Liberty Media, SplitCo and SiriusXM hereby agree as set forth herein.
1.1   Terms.   All capitalized terms not defined herein shall have the meanings ascribed to such terms in the Original Agreement.
1.2   Amendment.   The Original Agreement is hereby amended as follows:
(a)   For all references to the Merger Agreement in the Original Agreement, the third recital in the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
WHEREAS, concurrently herewith, Liberty Media, SplitCo, Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned Subsidiary of SplitCo (“Merger Sub”), and SiriusXM have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which the parties thereto intend to effectuate the Merger (as defined in the Merger Agreement), whereby Merger Sub will be merged with and into SiriusXM, with SiriusXM surviving the Merger as the surviving corporation and a wholly owned subsidiary of SplitCo;
(b)   Section 2.1(i) of the Original Agreement is hereby amended and restated in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
Notwithstanding anything to the contrary contained herein, holders of record of Liberty SiriusXM Common Stock shall not be entitled to receive a fraction of a share of SplitCo Common Stock (each, a “Fractional Share”) pursuant to the Redemption. Liberty Media shall cause the Redemption

Agent to aggregate all Fractional Shares into whole shares and cause such whole shares to be sold after the Closing at prevailing market prices on behalf of those holders of record who would have otherwise been entitled to receive a Fractional Share, and each such holder of record who would have otherwise been entitled to receive a Fractional Share shall be entitled to receive cash, without interest, rounded down to the nearest cent, in lieu of such Fractional Share in an amount equal to such holder’s pro rata share of the total cash proceeds (net of any fees to the Redemption Agent) from such sales. The Redemption Agent will have sole discretion to determine when, how and through which broker-dealers such sales will be made without any influence by SplitCo or Liberty Media. Following such sales, the applicable holders of record will receive a cash payment in the form of a check or wire transfer in an amount equal to their pro rata share of the total net proceeds, less any applicable withholding taxes. If such holders of record physically hold one or more stock certificates or hold stock through the Redemption Agent’s Direct Registration System, the check for any cash that such holders of record may be entitled to receive instead of Fractional Shares will be mailed to such holders separately. The parties acknowledge that the payment of cash in lieu of Fractional Shares does not represent separately bargained-for consideration and merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of Fractional Shares.
(c)   Section 2.2 of the Original Agreement is hereby amended and restated in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
2.2   Liberty Media Condition to the Contribution and Redemption.   The obligation of Liberty Media to effect the Contribution and Redemption is subject to the satisfaction of the following conditions, none of which may ~~not~~ be waived: (i) the conditions precedent set forth in Article VII (other than Section 7.1(b) and Section 7.1(h)) of the Merger Agreement shall have been satisfied or, to the extent permitted under the terms thereof, waived and the parties thereto shall have confirmed that the Merger Closing will occur subject only to the occurrence of the Effective Time and (ii) step 2 of the Restructuring Plan shall have been completed.
(d)   The definition of “Exchange Ratio” in Section 7.1(a) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Exchange Ratio” means the product (rounded to the nearest ten thousandth) of (a) 0.1 multiplied by (b) the quotient ~~(rounded to the nearest ten thousandth)~~ of (1) (A) the aggregate number of Liberty Owned SiriusXM Shares (as defined in the Merger Agreement) minus (B) the LSXM Net Liabilities Share Adjustment divided by (2) (A) the Fully Diluted LSXM Share Number minus (B) the Exercise Price Add-Back.
(e)   The first sentence of clause (1) of Article FOURTH of the SplitCo A&R Charter attached to the Original Agreement as Exhibit B-1 is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
FOURTH:   (1) The total number of shares of all classes of stock which the Corporation shall have authority to issue is ~~[•]~~905,000,000 shares, consisting of (1) ~~[•]~~5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), and (2) ~~[•]~~900,000,000 shares of common stock, par value $0.001 per share (“Common Stock”).
(f)   The second sentence of clause (1) of Article FOURTH of the SplitCo A&R Charter attached to the Original Agreement as Exhibit B-1 is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
Upon this Certificate of Incorporation becoming effective pursuant to the DGCL (the “Effective Time”), each one (1) share of Common Stock that is issued and outstanding immediately prior to the Effective Time is and shall automatically be subdivided and reclassified into the number of shares of fully paid, nonassessable shares of Common Stock as shall equal the quotient of (i) the sum of (a) the product of the number of shares of Series A Liberty SiriusXM common stock of Liberty Media Corporation, a Delaware corporation (“Liberty Media”), par value $0.01 per share (“LSXMA”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023 (the “Reorganization Agreement,” as amended from time to time, a copy of which shall be filed with the books and records of the Corporation and will be furnished by the Corporation, on request and without cost, to any stockholder of the Corporation), by and among the Corporation, Liberty Media and Sirius XM Holdings Inc., a Delaware corporation (“SiriusXM”)), rounded up to the nearest whole number, (b) the product of the number of shares of Liberty Media’s Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number, and (c) the product of the number of shares of Liberty Media’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number, divided by (ii) the number of shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (such subdivision and reclassification, the “Reclassification”), in each case without any action by the holder thereof.
(g)   Exhibit C of the Original Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit A of this Amendment with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining.
(h)   Exhibit D of the Original Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit B of this Amendment with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining.
(i)   Section 4(a)(i) of Exhibit E of the Original Agreement is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
SECTION 4.   Shares Available for Awards
(a)   Shares Available.
(i)   Subject to adjustment as provided in Section 4(b), the aggregate number of Shares with respect to which Awards may be granted from time to time under the Plan shall in the aggregate not exceed, at any time, ~~350,000,000~~35,000,000; provided, that, subject to adjustment as provided in Section 4(b), the aggregate number of Shares with respect to which Incentive Stock Options may be granted under the Plan shall be ~~70,000,000~~7,000,000. Notwithstanding the foregoing limitation, or any plan or program of the Company to the contrary, the maximum amount of compensation that may be paid to any single non-employee member of the Board in respect of any single fiscal year (including Awards under the Plan, determined based on the Fair Market Value of such Award as of the grant date, as well as any retainer fees) shall not exceed $1,000,000 (the “Non-Employee Director Compensation Limit”).
(j)   The definition of “Merger Agreement” set forth in Section 1 of the Tax Sharing Agreement attached to the Original Agreement as Exhibit G is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Merger Agreement” means the Agreement and Plan of Merger dated as of December 11, 2023, by and among Distributing, Splitco, Radio Merger Sub, LLC, a Delaware limited liability company, and Sirius XM, as amended from time to time.
(k)   The definition of “Reorganization Agreement” set forth in Section 1 of the Tax Sharing Agreement attached to the Original Agreement as Exhibit G is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Reorganization Agreement” means the Reorganization Agreement dated as of December 11, 2023, by and between Distributing, Splitco and Sirius XM, as amended from time to time.

1.3   Effect.   Except as expressly provided in this Amendment, all of the terms and provisions of the Original Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties to this Amendment. Nothing in this Amendment shall be construed to modify any provision of the Original Agreement other than as specifically set forth above.
1.4   Miscellaneous.   The provisions of Sections 7.3, 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.10 and 7.12 of the Original Agreement are hereby incorporated into this Amendment, mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.
LIBERTY MEDIA CORPORATION
By:
/s/ Gregory B. Maffei

Gregory B. Maffei
President and Chief Executive Officer
LIBERTY SIRIUS XM HOLDINGS INC.
By:
/s/ Renee L. Wilm

Renee L. Wilm
Chief Legal Officer and Chief Administrative Officer
SIRIUS XM HOLDINGS INC.
By:
/s/ Patrick L. Donnelly

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
[Signature Page to Amendment to Reorganization Agreement]

List of Omitted Exhibits
The following exhibits and schedules to the First Amendment to the Reorganization Agreement, dated as June 16, 2024, by and among Liberty Media Corporation, Liberty Sirius XM Holdings Inc. and Sirius XM Holdings Inc. have not been provided herein:
Exhibit A — Restructuring Plan
Exhibit B — SplitCo Assets
The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.

ANNEX C
FORM OF TAX SHARING AGREEMENT
BETWEEN
LIBERTY MEDIA CORPORATION
AND
LIBERTY SIRIUS XM HOLDINGS INC.

C-i

C-ii

FORM OF TAX SHARING AGREEMENT
This TAX SHARING AGREEMENT (this “Agreement”) is entered into as of [•], between Liberty Media Corporation, a Delaware corporation (“Distributing”), and Liberty Sirius XM Holdings Inc., a Delaware corporation (“Splitco”).
RECITALS
WHEREAS, the Board of Directors of Distributing has determined that it would be appropriate and desirable for Distributing to separate the Splitco Business from the Distributing Business;
WHEREAS, immediately following the Contribution, Distributing will own all of the Splitco Stock and will have “control” of Splitco within the meaning of Section 368(c) of the Code;
WHEREAS, following the Contribution, Distributing intends to distribute all of the stock of Splitco to the holders of Liberty SiriusXM Common Stock, in exchange for their shares of Liberty SiriusXM Common Stock (the “Distribution,” and together with the Contribution, the “Transactions”);
WHEREAS, the Transactions, taken together, are intended to qualify as a transaction described under Sections 368(a)(1)(D), 355, 361 and related provisions of the Code;
WHEREAS, the parties set forth in the Reorganization Agreement the principal arrangements between them regarding the separation of the Splitco Business from the Distributing Business; and
WHEREAS, the parties desire to provide for and agree upon the allocation between the parties of liabilities for Taxes and credits for Tax Benefits arising prior to, as a result of, and subsequent to the Distribution, and to provide for and agree upon other matters relating to Taxes.
NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth below, and intending to be legally bound hereby, Distributing and Splitco hereby agree as follows:
Section 1.   Definition of Terms.   For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings:
“1.375% Cash Convertible Notes” means the 1.375% Cash Convertible Senior Notes due 2023 issued by Distributing, all of which have been repaid in full as of the date hereof.
“2016 Recapitalization” means the recapitalization of Distributing’s then outstanding LMC Common Stock into Liberty Braves Common Stock, Liberty Media Common Stock and Liberty SiriusXM Common Stock that was effected on the Issue Record Date.
“2016 Respective Percentage” means (i) in the case of Distributing, the percentage obtained by dividing the sum of the Liberty Media Market Capitalization and the Liberty Braves Market Capitalization by the Aggregate 2016 Market Capitalization, and (ii) in the case of Splitco, the percentage obtained by dividing the Liberty SiriusXM 2016 Market Capitalization by the Aggregate 2016 Market Capitalization.
“2023 Recapitalization” means the recapitalization of Distributing’s outstanding stock effected on August 3, 2023, in which (i) each share of Liberty Formula One Common Stock was reclassified into one share of the same series of new Liberty Formula One Common Stock and 0.0428 of a share of the same series of Liberty Live Common Stock, and (ii) each share of Liberty SiriusXM Common Stock was reclassified into one share of the same series of new Liberty SiriusXM Common Stock and 0.2500 of a share of the same series of Liberty Live Common Stock.
“2023 Respective Percentage” means (i) in the case of Distributing, the percentage obtained by dividing the sum of the Liberty Formula One Market Capitalization and the Liberty Live Market Capitalization by the Aggregate 2023 Market Capitalization, and (ii) in the case of Splitco, the percentage obtained by dividing the Liberty SiriusXM 2023 Market Capitalization by the Aggregate 2023 Market Capitalization.
“2.75% Exchangeable Senior Debentures” means the 2.75% Exchangeable Senior Debentures due 2049 issued by Distributing.

“3.75% Convertible Senior Notes” means the 3.75% Convertible Senior Notes due 2028 issued by Distributing.
“ABHI” means Atlanta Braves Holdings, Inc., a Nevada corporation.
“ABHI Split-off Transaction” means the “Transactions” and the “Debt-for-Equity Exchange,” in each case as defined in the ABHI Tax Sharing Agreement.
“ABHI Tax Sharing Agreement” means the Tax Sharing Agreement dated as of July 18, 2023, by and between Distributing and ABHI.
“Affiliate”means with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. No member of the Splitco Group will be treated as an Affiliate of any member of the Distributing Group, and no member of the Distributing Group will be treated as an Affiliate of any member of the Splitco Group.
“Aggregate 2016 Market Capitalization” means the sum of the Liberty Braves Market Capitalization, Liberty Media Market Capitalization, and the Liberty SiriusXM 2016 Market Capitalization.
“Aggregate 2023 Market Capitalization” means the sum of the Liberty Formula One Market Capitalization, the Liberty Live Market Capitalization, and the Liberty SiriusXM 2023 Market Capitalization.
“Agreement”has the meaning set forth in the preamble hereof.
“Braves Group” has the meaning given to such term in the Distributing Restated Charter as in effect at any time on or after the Issue Record Date and on or before the 2023 Recapitalization.
“business day” means any day other than a Saturday, Sunday, or a day on which banking institutions in New York City, New York are authorized or required by law or executive order to close.
“Code”means the U.S. Internal Revenue Code of 1986, as amended from time to time.
“Combined Return” means (i) with respect to any Tax Return for a Tax Period beginning on or before the Distribution Date, any Tax Return that includes Tax Items of both the Distributing Business and the Splitco Business, determined in accordance with the allocation rules of Section 2.2 (treating Tax Items allocated to Distributing under Section 2.2 as Tax Items of the Distributing Business and Tax Items allocated to Splitco under Section 2.2 as Tax Items of the Splitco Business), and (ii) with respect to any Tax Return for a Tax Period beginning after the Distribution Date, any Tax Return that includes one or more members of the Distributing Group and one or more members of the Splitco Group.
“Company”means Distributing or Splitco, as the context requires.
“Compensatory Equity Interests” means options, stock appreciation rights, restricted stock, restricted stock units or other similar rights with respect to the equity of any entity that are granted on or prior to the Distribution Date in connection with employee, independent contractor or director compensation (including options, stock appreciation rights, restricted stock, restricted stock units or other similar rights issued in respect of any of the foregoing by reason of the Distribution or any subsequent transaction).
“Consolidated Return Regulations” shall mean the Treasury Regulations promulgated under Chapter 6 of Subtitle A of the Code, including, as applicable, any predecessor regulations thereto.
“Contribution” has the meaning given to such term in the Reorganization Agreement.
“Control”means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership, membership, limited liability company, or other ownership interests, by contract or otherwise and the terms “Controls” and “Controlled” have meanings correlative to the foregoing.
“Controlling Party” means, with respect to any Combined Return or Separate Return, the Company that is responsible for the preparation and filing of the Combined Return or Separate Return, as applicable, pursuant to Section 3.

“Disclosing Party” has the meaning set forth in Section 6.3.
“Dispute” has the meaning set forth in Section 8.1.
“Distributing” has the meaning set forth in the preamble hereof.
“Distributing Acquired Subsidiary” has the meaning set forth in Section 2.2(j).
“Distributing Assumed Debt” means the 3.75% Convertible Senior Notes, the 2.75% Exchangeable Senior Debentures, the Siri Margin Loan, and any other debt instruments of Distributing included in the definition of “Splitco Liabilities”.
“Distributing Business” means, (i) with respect to any Tax Period (or portion thereof) ending at or before the Effective Time, the assets, liabilities, and businesses of Distributing and its Subsidiaries during such Tax Period (or portion thereof) (other than the Splitco Business); and (ii) with respect to any Tax Period (or portion thereof) beginning after the Effective Time, the assets, liabilities, and businesses of the Distributing Group during such Tax Period (or portion thereof).
“Distributing Group” means, with respect to any Tax Period (or portion thereof) beginning after the Effective Time, Distributing and each Subsidiary of Distributing (but only while such Subsidiary is a Subsidiary of Distributing).
“Distributing Indemnitees” has the meaning set forth in Section 7.3.
“Distributing Restated Charter” means Distributing’s restated certificate of incorporation, as filed on the Issue Record Date, as the same has been amended, or amended and restated, from time to time following such date.
“Distributing Section 355(e) Event” means the application of Section 355(e) of the Code to the Distribution as a result of the Distribution being “part of a plan (or series of related transactions) pursuant to which 1 or more persons acquire directly or indirectly stock representing a 50-percent or greater interest” in Distributing or any successor corporation (within the meaning of Section 355(e) of the Code).
“Distributing Tax Counsel” means Skadden, Arps, Slate, Meagher & Flom LLP.
“Distribution” has the meaning set forth in the recitals hereof.
“Distribution Date” means the effective date of the Distribution.
“DIT”shall mean any “deferred intercompany transaction” or “intercompany transaction” within the meaning of the Consolidated Return Regulations, or any similar provisions of state, local or prior federal Tax Law.
“Due Date”has the meaning set forth in Section 4.4.
“Effective Time” means the effective time of the Distribution.
“ELA”shall mean any “excess loss account” within the meaning of the Consolidated Return Regulations, or any similar provisions of state or local Tax Law.
“Employing Party” means the Company whose Group includes any entity that is required under applicable Tax Law to satisfy, jointly or otherwise, any Tax withholding and reporting obligations with respect to any employee, independent contractor, or director compensation attributable to any Compensatory Equity Interests.
“Final Allocation” has the meaning set forth in Section 3.6.
“Final Determination” shall mean the final resolution of liability for any Tax for any Tax Period, by or as a result of: (i) a closing agreement or similar final settlement with the IRS or the relevant state or local governmental authorities, (ii) an agreement contained in IRS Form 870-AD or other similar form, (iii) an agreement that constitutes a determination under Section 1313(a)(4) of the Code, (iv) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, (v) a deficiency notice with respect to which the period for filing a petition with the Tax Court or the relevant state or local tribunal has expired, (vi) a decision, judgment, decree or other order of any court of competent jurisdiction that is not subject to appeal or as to which the time for appeal has expired, or (vii) the payment of any Tax with respect to any item disallowed or adjusted by a Tax Authority provided that Distributing and Splitco mutually agree that no action shall be taken to recoup such payment.
“Formula One Group” has the meaning given to such term in the Distributing Restated Charter as in effect at any time on or after the Redesignation (including prior to the 2023 Recapitalization).
“Group”means the Distributing Group or the Splitco Group, as the context requires.
“Independent Accountant” has the meaning set forth in Section 8.4.
“Interest Rate” means the Rate determined below, as adjusted as of each Interest Rate Determination Date. The “Rate” means, with respect to each period between two (2) consecutive Interest Rate Determination Dates, a rate determined two (2) business days before the earlier Interest Rate Determination Date equal to the interest rate that would be applicable at such time to a “large corporate underpayment” (within the meaning of Section 6621(c) of the Code) under Sections 6601 and 6621 of the Code. Interest will be calculated on the basis of a year of 365 days and the actual number of days for which due.
“Interest Rate Determination Date” means the Due Date and each March 31, June 30, September 30, and December 31 thereafter.
“Intended Tax Treatment” means (i) the qualification of the Transactions, taken together, as a transaction described under Sections 368(a)(1)(D), 355 and 361 of the Code, and (ii) the treatment of the Distribution as a distribution to which the provisions of Sections 355(d)(2) and 355(e)(2) of the Code do not apply.
“IRS”means the U.S. Internal Revenue Service.
“Issue Record Date” means April 15, 2016.
“issuing corporation” has the meaning set forth in Section 3.4(e).
“Joint Claim” means any pending or threatened Tax Proceeding, or other claim, action, suit, investigation or proceeding brought by a third party, relating to any Transaction Taxes, Transaction Tax-Related Losses, or Tracking Stock Taxes and Losses.
“Liberty Braves Common Stock” means Distributing’s Series A Liberty Braves Common Stock, Series B Liberty Braves Common Stock, and Series C Liberty Braves Common Stock.
“Liberty Braves Market Capitalization” means the product obtained by multiplying the VWAP of the Series A Liberty Braves Common Stock by the number of shares of Liberty Braves Common Stock outstanding immediately following the 2016 Recapitalization.
“Liberty Broadband” means Liberty Broadband Corporation, a Delaware corporation.
“Liberty Broadband Spin-off Transaction” means the “Restructuring” and the “Distribution,” in each case as defined in the Liberty Broadband Tax Sharing Agreement.
“Liberty Broadband Tax Sharing Agreement” means the Tax Sharing Agreement, dated as of November 4, 2014, by and between Distributing and Liberty Broadband.
“Liberty Formula One Common Stock” means (i) Distributing’s Series A Liberty Formula One Common Stock, Series B Liberty Formula One Common Stock, and Series C Liberty Formula One Common Stock, (ii) for any periods prior to the Redesignation and on or after the Issue Record Date, Distributing’s Series A Liberty Media Common Stock, Series B Liberty Media Common Stock, and Series C Liberty Media Common Stock, and (iii) any series or classes of stock into which Distributing’s Series A Liberty Formula One Common Stock, Series B Liberty Formula One Common Stock, or Series C Liberty Formula One Common Stock is redesignated, reclassified, converted or exchanged following the Effective

Time and any series or classes of stock into which any such successor stocks are thereafter redesignated, reclassified, converted or exchanged following the Effective Time.
“Liberty Formula One Market Capitalization” means the product obtained by multiplying the VWAP of the Series C Liberty Formula One Common Stock by the number of shares of Liberty Formula One Common Stock outstanding immediately following the 2023 Recapitalization.
“Liberty Live Common Stock” means (i) Distributing’s Series A Liberty Live Common Stock, Series B Liberty Live Common Stock, and Series C Liberty Live Common Stock, and (ii) any series or classes of stock into which Distributing’s Series A Liberty Live Common Stock, Series B Liberty Live Common Stock, or Series C Liberty Live Common Stock is redesignated, reclassified, converted or exchanged following the Effective Time and any series or classes of stock into which any such successor stocks are thereafter redesignated, reclassified, converted or exchanged following the Effective Time.
“Liberty Live Market Capitalization” means the product obtained by multiplying the VWAP of the Series C Liberty Live Common Stock by the number of shares of Liberty Live Common Stock outstanding immediately following the 2023 Recapitalization.
“Liberty Media Common Stock” means Distributing’s Series A Liberty Media Common Stock, Series B Liberty Media Common Stock, and Series C Liberty Media Common Stock.
“Liberty Media Market Capitalization” means the product obtained by multiplying the VWAP of the Series A Liberty Media Common Stock by the number of shares of Liberty Media Common Stock outstanding immediately following the 2016 Recapitalization.
“Liberty SiriusXM 2016 Market Capitalization” means the product obtained by multiplying the VWAP of the Series A Liberty SiriusXM Common Stock by the number of shares of Liberty SiriusXM Common Stock outstanding immediately following the 2016 Recapitalization.
“Liberty SiriusXM 2023 Market Capitalization” means the product obtained by multiplying the VWAP of the Series C Liberty SiriusXM Common Stock by the number of shares of Liberty SiriusXM Common Stock outstanding immediately following the 2023 Recapitalization.
“Liberty SiriusXM Common Stock” means Distributing’s Series A Liberty SiriusXM Common Stock, Series B Liberty SiriusXM Common Stock, and Series C Liberty SiriusXM Common Stock.
“Live Group” has the meaning given to such term in the Distributing Restated Charter as in effect at any time on or after the 2023 Recapitalization.
“LMC Common Stock” means Distributing’s Series A common stock, par value $0.01 per share, Series B common stock, par value $0.01 per share, and Series C common stock, par value $0.01 per share, prior to the 2016 Recapitalization.
“Losses”means any and all damages, losses, deficiencies, liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including, without limitation, the fees and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder); provided, however, that “Losses” shall exclude any special or punitive damages; provided, further, that the foregoing proviso will not be interpreted to limit indemnification for Losses incurred as a result of the assertion by a claimant (other than the parties hereto and their successors and assigns) in a third-party claim for special or punitive damages.
“Media Group” has the meaning given to such term in the Distributing Restated Charter as in effect at any time on or after the Issue Record Date and on or before the Redesignation.
“Merger Agreement” means the Agreement and Plan of Merger dated as of December 11, 2023, by and among Distributing, Splitco, Radio Merger Sub, LLC, a Delaware limited liability company, and Sirius XM.
“Net Tax Amount” has the meaning given to such term in the Reorganization Agreement.

“Non-Controlling Party” means, with respect to any Combined Return or Separate Return, the Company that is not responsible for the preparation and filing of the Combined Return or Separate Return, as applicable, pursuant to Section 3.
“Payment Date” means (i) with respect to any U.S. federal income tax return, the due date for any required installment of estimated taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the return determined under Section 6072 of the Code, and the date the return is filed, and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.
“Person”means any individual, corporation, company, partnership, trust, incorporated or unincorporated association, joint venture, or other entity.
“Post-Distribution Period” means any Tax Period beginning after the Distribution Date and, in the case of any Straddle Period, that part of the Tax Period that begins at the beginning of the day after the Distribution Date.
“Pre-Distribution Period” means any Tax Period that ends on or before the Distribution Date and, in the case of any Straddle Period, that part of the Tax Period through the end of the day on the Distribution Date.
“Pre-Issue Date Period” means any Tax Period (or portion thereof) that ends prior to the effective time of the 2016 Recapitalization on the Issue Record Date.
“Privilege” means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.
“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding, or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7, or any other Treasury Regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by Splitco management or shareholders, is a hostile acquisition, or otherwise, as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, from Splitco (or any successor thereto) and/or one or more holders of Splitco Stock, respectively, any amount of Splitco Stock, that would, when combined with any other direct or indirect changes in ownership of Splitco Stock pertinent for purposes of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder (including as a result of the issuance of Splitco Stock pursuant to the transactions contemplated by the Merger Agreement), comprise forty-five  percent (45%) or more of (i) the value of all outstanding shares of stock of Splitco as of immediately after such transaction, or in the case of a series of transactions, immediately after the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of Splitco as of immediately after such transaction, or in the case of a series of transactions, immediately after the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by Splitco of a shareholder rights plan, (ii) issuances by Splitco that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d) or (iii) transfers of Splitco Stock that satisfy Safe Harbor VII (relating to public trading) of Treasury Regulations Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof are intended to monitor compliance with Section 355(e) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted accordingly. Any clarification of, or change in, the statute or Treasury Regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation. For the avoidance of doubt, the Transactions shall not constitute a Proposed Acquisition Transaction.
“Proposed Allocation” has the meaning set forth in Section 3.6.
“Protective Section 336(e) Election” has the meaning set forth in Section 3.5.

“Receiving Party” has the meaning set forth in Section 6.3.
“Redesignation” means the filing of Distributing’s restated certificate of incorporation on January 24, 2017, to, among other things, rename its “Media Group” as the “Formula One Group” and rename its Series A Liberty Media Common Stock, Series B Liberty Media Common Stock, and Series C Liberty Media Common Stock as its Series A Liberty Formula One Common Stock, Series B Liberty Formula One Common Stock, and Series C Liberty Formula One Common Stock, respectively.
“Reorganization Agreement” means the Reorganization Agreement dated as of December 11, 2023, by and between Distributing, Splitco and Sirius XM.
“Restricted Period” means the period which begins with the Distribution Date and ends two (2) years thereafter.
“SAG” means, with respect to a corporation, the “separate affiliated group” of such corporation (within the meaning of Section 355(b)(3)(B) of the Code).
“Section 336(e) Tax Basis” has the meaning set forth in Section 2.2(l).
“Senior Executives” has the meaning set forth in Section 8.2.
“Separate Return” means any Tax Return that is not a Combined Return.
“Separation TSA Payment Benefits” means any right of Distributing to receive a payment (including any indemnification payment) pursuant to the Starz Tax Sharing Agreement, the Liberty Broadband Tax Sharing Agreement, or the ABHI Tax Sharing Agreement.
“Separation TSA Payment Liabilities” means any obligation or liability of Distributing to make a payment (including any indemnification payment) pursuant to the Starz Tax Sharing Agreement, the Liberty Broadband Tax Sharing Agreement, or the ABHI Tax Sharing Agreement.
“Series A Liberty Braves Common Stock” means Distributing’s Series A Liberty Braves common stock, par value $0.01 per share, prior to such stock’s redemption pursuant to the ABHI Split-off Transaction.
“Series A Liberty Formula One Common Stock” means Distributing’s Series A Liberty Formula One common stock, par value $0.01 per share, including such series of stock prior to the 2023 Recapitalization.
“Series A Liberty Live Common Stock” means Distributing’s Series A Liberty Live common stock, par value $0.01 per share.
“Series A Liberty Media Common Stock” means Distributing’s Series A Liberty Media common stock, par value $0.01 per share, prior to such stock’s redesignation as Series A Liberty Formula One Common Stock.
“Series A Liberty SiriusXM Common Stock” means Distributing’s Series A Liberty SiriusXM common stock, par value $0.01 per share, including such series of stock prior to the 2023 Recapitalization.
“Series B Liberty Braves Common Stock” means Distributing’s Series B Liberty Braves common stock, par value $0.01 per share, prior to such stock’s redemption pursuant to the ABHI Split-off Transaction.
“Series B Liberty Formula One Common Stock” means Distributing’s Series B Liberty Formula One common stock, par value $0.01 per share, including such series of stock prior to the 2023 Recapitalization.
“Series B Liberty Live Common Stock” means Distributing’s Series B Liberty Live common stock, par value $0.01 per share.
“Series B Liberty Media Common Stock” means Distributing’s Series B Liberty Media common stock, par value $0.01 per share, prior to such stock’s redesignation as Series B Liberty Formula One Common Stock.
“Series B Liberty SiriusXM Common Stock” means Distributing’s Series B Liberty SiriusXM common stock, par value $0.01 per share, including such series of stock prior to the 2023 Recapitalization.

“Series C Liberty Braves Common Stock” means Distributing’s Series C Liberty Braves common stock, par value $0.01 per share, prior to such stock’s redemption pursuant to the ABHI Split-off Transaction.
“Series C Liberty Braves Rights” means rights to acquire Series C Liberty Braves Common Stock that were distributed by Distributing on May 18, 2016.
“Series C Liberty Braves Rights Distribution” means the distribution of Series C Liberty Braves Rights on May 18, 2016.
“Series C Liberty Formula One Common Stock” means Distributing’s Series C Liberty Formula One common stock, par value $0.01 per share, including such series of stock prior to the 2023 Recapitalization.
“Series C Liberty Live Common Stock” means Distributing’s Series C Liberty Live common stock, par value $0.01 per share.
“Series C Liberty Media Common Stock” means Distributing’s Series C Liberty Media common stock, par value $0.01 per share, prior to such stock’s redesignation as Series C Liberty Formula One Common Stock.
“Series C Liberty SiriusXM Common Stock” means Distributing’s Series C Liberty SiriusXM common stock, par value $0.01 per share, including such series of stock prior to the 2023 Recapitalization.
“Series C Liberty SiriusXM Rights” means rights to acquire Series C Liberty SiriusXM Common Stock that were distributed by Distributing on May 15, 2020.
“Series C Liberty SiriusXM Rights Distribution” means the distribution of Series C Liberty SiriusXM Rights on May 15, 2020.
“Siri Margin Loan” means that Third Amended and Restated Margin Loan Agreement, dated as of February 24, 2021 (as amended by that First Amendment to the Third Amended and Restated Margin Loan Agreement, dated as of March 6, 2023, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Liberty Siri MarginCo, LLC, a Delaware limited liability company, as borrower, the lenders from time to time party thereto, BNP Paribas, New York Branch, as administrative agent, and BNP Paribas as calculation agent.
“SiriusXM Active Businesses” has the meaning given to such term in the representation letter delivered to Distributing Tax Counsel by Sirius XM on the date hereof in connection with the delivery of the Tax Opinion by Distributing Tax Counsel to Distributing.
“SiriusXM Group” has the meaning given to such term in the Distributing Restated Charter as in effect at any time on or after the Issue Record Date (including prior to the 2023 Recapitalization).
“Sirius XM” means Sirius XM Holdings Inc., a Delaware corporation.
“Splitco”has the meaning set forth in the preamble hereof.
“Splitco Acquired Subsidiary” has the meaning set forth in Section 2.2(j).
“Splitco Business” means: (i) with respect to any Pre-Issue Date Period, the assets, liabilities, and businesses attributed to the SiriusXM Group immediately following the 2016 Recapitalization during such Pre-Issue Date Period (or portion thereof); (ii) with respect to any Tax Period (or portion thereof) beginning on or after the effective time of the 2016 Recapitalization and ending at or before the Effective Time, the assets, liabilities, and businesses attributed to the SiriusXM Group during such Tax Period (or portion thereof), but only while such assets, liabilities, and businesses were so attributed to the SiriusXM Group (including any equity or debt interests in any entities so attributed); and (iii) with respect to any Tax Period (or portion thereof) beginning after the Effective Time, the assets, liabilities, and businesses of the Splitco Group during such Tax Period (or portion thereof). With respect to any Tax Period (or portion thereof) beginning at or after the effective time of the 2023 Recapitalization, the Splitco Business does not include any assets, liabilities, and businesses attributed to the Live Group.

“Splitco Group” means, with respect to any Tax Period (or portion thereof) beginning after the Effective Time, Splitco and each Subsidiary of Splitco (but only while such Subsidiary is a Subsidiary of Splitco).
“Splitco Indemnitees” has the meaning set forth in Section 7.2.
“Splitco Liabilities” has the meaning given to such term in the Reorganization Agreement.
“Splitco Section 355(e) Event” means the application of Section 355(e) of the Code to the Distribution as a result of the Distribution being “part of a plan (or series of related transactions) pursuant to which 1 or more persons acquire directly or indirectly stock representing a 50-percent or greater interest” in Splitco or any successor corporation (within the meaning of Section 355(e) of the Code).
“Splitco Stock” means (i) Splitco’s common stock, and (ii) any series or classes of stock into which Splitco’s common stock is redesignated, reclassified, converted or exchanged following the Effective Time and any series or classes of stock into which any such successor stocks are thereafter redesignated, reclassified, converted or exchanged following the Effective Time.
“Starz”means Starz, a Delaware corporation.
“Starz Spin-off Transaction” means the “Restructuring” and the “Distribution,” in each case as defined in the Starz Tax Sharing Agreement.
“Starz Tax Sharing Agreement” means the Tax Sharing Agreement, dated as of January 11, 2013, by and between Starz and Distributing.
“Straddle Period” means any Tax Period commencing on or prior to, and ending after, the Distribution Date.
“Subsidiary”when used with respect to any Person, means (i)(A) a corporation a majority in voting power of whose share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, (B) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (1) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (2) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (C) any other Person (other than a corporation, partnership, or limited liability company) in which such Person, one or more Subsidiaries of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has or have (1) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, or (2) in the absence of such a governing body, at least a majority voting interest or (ii) any other Person of which an aggregate of 50% or more of the equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.
“Tax” and “Taxes” means any and all federal, state, local or non-U.S. taxes, charges, fees, duties, levies, imposts, rates or other like governmental assessments or charges, and, without limiting the generality of the foregoing, shall include income, gross receipts, net worth, property, sales, use, license, excise, franchise, capital stock, employment, payroll, unemployment insurance, social security, Medicare, stamp, environmental, value added, alternative or added minimum, ad valorem, trade, recording, withholding, occupation or transfer taxes, together with any related interest, penalties and additions imposed by any Tax Authority.
“Tax Advisor” means (i) Debevoise & Plimpton LLP, (ii) Simpson Thacher & Bartlett LLP, (iii) PricewaterhouseCoopers LLP or (iv) such other tax counsel or accountant of recognized national standing which is reasonably acceptable to Distributing.
“Tax Attribute” means net operating losses, capital losses, research and development deductions, credits and carryovers, general business credits and carryovers, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or comparable items that could affect a Tax liability for a past or future Tax Period.
“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision, agency, commission or authority thereof that imposes such Tax, and the agency, commission or authority (if any) charged with the assessment, determination or collection of such Tax for such entity or subdivision.
“Tax Benefit” means a reduction in the Tax liability (or increase in a Tax Refund) of a Company (or any of its Subsidiaries) for any Tax Period that is utilized or realized in accordance with Section 4.3(c) of this Agreement.
“Tax Item”means any item of income, gain, loss, deduction, credit, recapture of credit or any similar item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code resulting from a change in accounting method.
“Tax Law”means the law of any governmental entity or political subdivision thereof, and any controlling judicial or administrative interpretations of such law, relating to any Tax.
“Tax Materials” means the representation letters delivered to Distributing Tax Counsel by Distributing, Splitco, Sirius XM and others in connection with the delivery of the Tax Opinion by Distributing Tax Counsel to Distributing, including any and all exhibits, schedules, and other attachments thereto.
“Tax Opinion” means the opinion to be delivered by Distributing Tax Counsel to Distributing in connection with the Distribution to the effect that, under applicable U.S. federal income tax law, the Transactions, taken together, will qualify for the Intended Tax Treatment.
“Tax Period”means, with respect to any Tax, the year, or shorter period, if applicable, for which the Tax is reported as provided under applicable Tax Law. For the avoidance of doubt, references to “Tax Period” for any franchise or other doing business Tax (including, but not limited to, the Texas franchise Tax) shall mean the Tax Period during which the income, operations, assets, or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another Taxable period is obtained by the payment of such Tax.
“Tax Proceeding” means any Tax audit, assessment, or other examination by any Tax Authority, as well as any controversy, litigation, other proceeding, or appeal thereof relating to Taxes, whether administrative or judicial, including proceedings relating to competent authority determinations.
“Tax Records” means Tax Returns, Tax Return work papers, documentation relating to any Tax Proceedings, and any other books of account or records required to be maintained under applicable Tax Laws (including but not limited to Section 6001 of the Code) or under any record retention agreement with any Tax Authority.
“Tax Refund”means a refund of Taxes previously paid and any overpayment interest within the meaning of Section 6611 of the Code or any similar provision under applicable Tax Law (whether paid by way of a refund or credited against any liability for related Taxes).
“Tax Return”means any return or report of Taxes due, any claims for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document filed or required to be filed (by paper, electronically or otherwise) under any applicable Tax Law, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.
“Tracking Stock Taxes and Losses” means any Taxes and Losses resulting from (i) the 2016 Recapitalization or the 2023 Recapitalization failing to qualify as a reorganization within the meaning of Section 368(a) of the Code, (ii) the treatment, for U.S. federal income tax purposes, of the Liberty Braves Common Stock, Liberty Media Common Stock, or Liberty SiriusXM Common Stock issued in the 2016 Recapitalization as other than stock of Distributing or as Section 306 stock within the meaning of Section 306(c) of the Code as a result of the 2016 Recapitalization, (iii) the treatment, for U.S. federal income tax purposes, of the new Liberty Formula One Common Stock, new Liberty SiriusXM Common

Stock, or Liberty Live Common Stock issued in the 2023 Recapitalization as other than stock of Distributing or as Section 306 stock within the meaning of Section 306(c) of the Code as a result of the 2023 Recapitalization, (iv) any deemed disposition or exchange of any assets or liabilities of Distributing and its Subsidiaries for U.S. federal income tax purposes resulting from the 2016 Recapitalization or the 2023 Recapitalization, or (v) any income, gain or loss recognized by the stockholders of Distributing for U.S. federal income tax purposes as a result of the 2016 Recapitalization or the 2023 Recapitalization (except, in each case, with respect to the receipt of cash in lieu of fractional shares).
“Transaction Agreements” has the meaning given to such term in the Merger Agreement.
“Transaction Taxes” means any Taxes resulting from the Transactions. For the avoidance of doubt, any Taxes resulting from payments made between the parties after the Distribution Date pursuant to this Agreement or the Reorganization Agreement shall not be treated as Transaction Taxes.
“Transaction Tax-Related Losses” means any Losses resulting from the Transactions as a result of the failure of the Transactions to qualify (i) as a transaction described under Sections 368(a)(1)(D), 355 and 361 of the Code or (ii) for nonrecognition of income, gain and loss for U.S. federal income tax purposes to the holders of Liberty SiriusXM Common Stock that receive stock of Splitco in the Distribution (except with respect to the receipt of cash in lieu of fractional shares).
“Transactions” has the meaning set forth in the recitals hereof.
“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period (or portion thereof).
“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor on which Distributing may rely to the effect that a transaction will not affect the Intended Tax Treatment. Any such opinion must assume that the Transactions would have qualified for the Intended Tax Treatment if the transaction in question did not occur.
“VWAP”means, (i) in the case of the Series A Liberty Braves Common Stock and with respect to the Liberty Braves Market Capitalization, a price per share of Series A Liberty Braves Common Stock equal to the volume-weighted average price of the shares of Series A Liberty Braves Common Stock over the first three (3) trading days following the commencement of regular way trading of the Series A Liberty Braves Common Stock after the 2016 Recapitalization (without regard to pre-open or after hours trading outside of any regular trading session for such trading days); (ii) in the case of the Series A Liberty Media Common Stock and with respect to the Liberty Media Market Capitalization, a price per share of Series A Liberty Media Common Stock equal to the volume-weighted average price of the shares of Series A Liberty Media Common Stock over the first three (3) trading days following the commencement of regular way trading of the Series A Liberty Media Common Stock after the 2016 Recapitalization (without regard to pre-open or after hours trading outside of any regular trading session for such trading days); (iii) in the case of the Series A Liberty SiriusXM Common Stock and with respect to the Liberty SiriusXM 2016 Market Capitalization, a price per share of Series A Liberty SiriusXM Common Stock equal to the volume-weighted average price of the shares of Series A Liberty SiriusXM Common Stock over the first three (3) trading days following the commencement of regular way trading of the Series A Liberty SiriusXM Common Stock after the 2016 Recapitalization (without regard to pre-open or after hours trading outside of any regular trading session for such trading days); (iv) in the case of the Series C Liberty Formula One Common Stock and with respect to the Liberty Formula One Market Capitalization, a price per share of Series C Liberty Formula One Common Stock equal to the volume-weighted average price of the shares of Series C Liberty Formula One Common Stock over the first three (3) trading days following the commencement of regular way trading of the Series C Liberty Formula One Common Stock after the 2023 Recapitalization (without regard to pre-open or after hours trading outside of any regular trading session for such trading days); (v) in the case of the Series C Liberty Live Common Stock and with respect to the Liberty Live Market Capitalization, a price per share of Series C Liberty Live Common Stock equal to the volume-weighted average price of the shares of Series C Liberty Live Common Stock over the first three (3) trading days following the commencement of regular way trading of the Series C Liberty Live Common Stock after the 2023 Recapitalization (without regard to pre-open or after hours trading outside of any regular trading session for such trading days); and (vi) in the case of the Series C Liberty SiriusXM Common

Stock and with respect to the Liberty SiriusXM 2023 Market Capitalization, a price per share of Series C Liberty SiriusXM Common Stock equal to the volume-weighted average price of the shares of Series C Liberty SiriusXM Common Stock over the first three (3) trading days following the commencement of regular way trading of the Series C Liberty SiriusXM Common Stock after the 2023 Recapitalization (without regard to pre-open or after hours trading outside of any regular trading session for such trading days).
Section 2.   Allocation of Tax Liabilities, Tax Benefits and Certain Losses.
2.1   Liability for and the Payment of Taxes.   Except as provided in Section 3.4(f) (Withholding and Reporting) and Section 7.4 (Notices of Tax Proceedings), and in accordance with Section 4 (Tax Payments):
(a)   Distributing Liabilities and Payments.   For any Tax Period (or portion thereof), Distributing shall (i) be liable for the Taxes (determined without regard to Tax Benefits) allocated to it by this Section 2, reduced by any Tax Benefits allocated to Distributing or Splitco that are allowable under applicable Tax Law to reduce such Taxes, (ii) pay such Taxes, as so reduced, either to the applicable Tax Authority or to Splitco as required by Section 4, and (iii) pay Splitco for any Tax Benefits allocated to Splitco by this Section 2 that reduce Taxes payable by Distributing pursuant to clause (ii) of this Section 2.1(a).
(b)   Splitco Liabilities and Payments.   For any Tax Period (or portion thereof), Splitco shall (i) be liable for the Taxes (determined without regard to Tax Benefits) allocated to it by this Section 2, reduced by any Tax Benefits allocated to Distributing or Splitco that are allowable under applicable Tax Law to reduce such Taxes, (ii) pay such Taxes, as so reduced, either to the applicable Tax Authority or to Distributing as required by Section 4, and (iii) pay Distributing for any Tax Benefits allocated to Distributing by this Section 2 that reduce Taxes payable by Splitco pursuant to clause (ii) of this Section 2.1(b).
(c)   Tax Benefits.   For purposes of Section 2.1(a)(i), (x) Distributing shall reduce Taxes allocated to it with any Tax Benefits allocated to Distributing that are allowable under applicable Tax Law in the same Tax Period (or portion thereof) prior to reducing such Taxes with any Tax Benefits allocated to Splitco, and (y) Distributing shall reduce Taxes allocated to it by Tax Benefits allocated to Splitco only to the extent such Tax Benefits are not taken into account by Splitco pursuant to Section 2.1(b)(i) in the same Tax Period (or portion thereof). For purposes of Section 2.1(b)(i), (x) Splitco shall reduce Taxes allocated to it with any Tax Benefits allocated to Splitco that are allowable under applicable Tax Law in the same Tax Period (or portion thereof) prior to reducing such Taxes with any Tax Benefits allocated to Distributing, and (y) Splitco shall reduce Taxes allocated to it by Tax Benefits allocated to Distributing only to the extent such Tax Benefits are not taken into account by Distributing pursuant to Section 2.1(a)(i) in the same Tax Period (or portion thereof).
2.2   Allocation Rules.   For purposes of Section 2.1:
(a)   General Rule.   Except as otherwise provided in this Section 2.2, (i) Taxes (determined without regard to Tax Benefits) for any Tax Period (or portion thereof) shall be allocated between Splitco and Distributing based on the taxable income or other applicable Tax Items attributable to or arising from the respective Splitco Business and Distributing Business (in each case, as so defined for such Tax Period or portion thereof) that contribute to such Taxes, and (ii) Tax Benefits for any Tax Period (or portion thereof) shall be allocated between Splitco and Distributing based on the losses, credits, or other applicable Tax Items attributable to or arising from the respective Splitco Business and Distributing Business (in each case, as so defined for such Tax Period or portion thereof) that contribute to such Tax Benefits.
(b)   Transaction Taxes, Transaction Tax-Related Losses, and Certain Taxes Related to Distributing Assumed Debt.
(i)   Distributing shall be allocated all Transaction Taxes and Transaction Tax-Related Losses other than any Transaction Taxes and Transaction Tax-Related Losses allocated to

Splitco pursuant to clause (ii) of this Section 2.2(b) or Taxes allocated to SplitCo pursuant to clause (iii) of this Section 2.2(b).
(ii)   Splitco shall be allocated any Transaction Taxes and Transaction Tax-Related Losses that (v) result primarily from, individually or in the aggregate, any breach or non-performance by Splitco of any of its covenants set forth in Section 7.1 hereof, (w) result primarily from, individually or in the aggregate, any breach or non-performance by Sirius XM of any of its covenants made in the Tax Materials, (x) result primarily from, individually or in the aggregate, the failure of any representations made by Sirius XM in the Tax Materials to be true and correct, or (y) result from a Splitco Section 355(e) Event; provided that, for the avoidance of doubt, any actions required to be taken under any Transaction Agreement shall not (A) be considered a breach or non-performance for purposes of clauses (v) and (w) hereof or (B) result in a failure of any representations to be true and correct for purposes of clause (x) hereof;provided, further, that in no event shall Splitco be responsible for any Transaction Taxes or Transaction Tax-Related Losses arising out of or based upon a Distributing Section 355(e) Event.
(iii)   Splitco shall be allocated any Taxes and Tax Items (including any Tax Benefits) (i) arising from any repayment, refinancing, assumption (including an assumption for U.S. federal income tax purposes), deemed exchange or other transfer of Distributing Assumed Debt in connection with the Transactions, or (ii) arising from the intercompany transaction (within the meaning of Treasury Regulation Section 1.1502-13) described in clauses VIII and IX of the definition of Net Tax Amount, but only, in each case, to the extent such Taxes and Tax Items are of a nature and type described in the definition of Net Tax Amount and consistent with the Intended Tax Treatment.
(c)   Taxes and Losses with Respect to Tracking Stock.
(i)   Distributing and Splitco shall each be allocated their 2016 Respective Percentage of any Tracking Stock Taxes and Losses attributable to the 2016 Recapitalization, other than any such Tracking Stock Taxes and Losses allocated to Distributing pursuant to clause (ii) of this Section 2.2(c) or to Splitco pursuant to clause (iii) of this Section 2.2(c). Distributing and Splitco shall each be allocated their 2023 Respective Percentage of any Tracking Stock Taxes and Losses attributable to the 2023 Recapitalization, other than any such Tracking Stock Taxes and Losses allocated to Distributing pursuant to clause (ii) of this Section 2.2(c) or to Splitco pursuant to clause (iii) of this Section 2.2(c).
(ii)   Except as provided in clause (iii) of this Section 2.2(c), Distributing shall be allocated any Tracking Stock Taxes and Losses that result from (x) DITs or ELAs triggered by any deemed disposition of any assets or liabilities referred to in clause (iv) of the definition of “Tracking Stock Taxes and Losses” and (y) any deemed exchange or disposition of Distributing’s 1.375% Cash Convertible Notes resulting from the 2016 Recapitalization.
(iii)   Splitco shall be allocated any Tracking Stock Taxes and Losses that result from DITs or ELAs triggered by any deemed disposition of any assets or liabilities referred to in clause (iv) of the definition of “Tracking Stock Taxes and Losses” that formed a part of the Splitco Business for the applicable Tax Period (or portion thereof).
(d)   Rights Distributions.
(i)   Splitco shall be allocated any Taxes and Tax Items arising from the Series C Liberty SiriusXM Rights Distribution.
(ii)   Distributing shall be allocated any Taxes and Tax Items arising from the Series C Liberty Braves Rights Distribution.

(e)   Starz Spin-off Transaction, Liberty Broadband Spin-off Transaction, and ABHI Split-off Transaction.
(i)   Distributing shall be allocated any Taxes and Tax Items arising from the Starz Spin-off Transaction or the Liberty Broadband Spin-off Transaction.
(ii)   Distributing shall be allocated any Taxes and Losses arising from the ABHI Split-off Transaction that (x) are attributable to the distribution of ABHI common stock to holders of Liberty Formula One Common Stock as part of the ABHI Split-off Transaction, or (y) are allocated to ABHI pursuant to the ABHI Tax Sharing Agreement. Splitco shall be allocated any Taxes and Losses arising from the “Debt-for-Equity Exchange” (as defined in the ABHI Tax Sharing Agreement), other than any such Taxes and Losses allocated to ABHI pursuant to the ABHI Tax Sharing Agreement.
(iii)   Other than Taxes and Losses described in clause (ii) of this Section 2.2(e), any Taxes and Losses arising from the ABHI Split-off Transaction shall be allocated to Distributing and Splitco based on their 2023 Respective Percentage.
(f)   Carryovers or Carrybacks of Tax Benefits.   If any Tax Item attributable to or arising from the Splitco Business in a Tax Period is carried forward or back and utilized to generate a Tax Benefit in another Tax Period, then, except as provided in Section 2.2(g), the resulting Tax Benefit shall be allocated to Splitco. If any Tax Item attributable to or arising from the Distributing Business in a Tax Period is carried forward or back and utilized to generate a Tax Benefit in another Tax Period, the resulting Tax Benefit shall be allocated to Distributing.
(g)   Splitco Carrybacks from Post-Distribution Period.   If, pursuant to Section 3.4(e), any Tax Item attributable to or arising from the Splitco Business in a Tax Period beginning after the Distribution Date is carried back and utilized to generate a Tax Benefit on a Combined Return filed with respect to a Tax Period beginning in the Pre-Distribution Period, then, notwithstanding Section 2.2(f), any resulting Tax Benefit shall be allocated to Distributing to the extent, if any, that the carryback of such Tax Item increases the Taxes otherwise allocable to Distributing under this Agreement or reduces the amount of Tax Benefits allocable to Distributing under this Agreement that otherwise could be realized with respect to such Tax Period but for the carry back of such Tax Item (determined on a “with and without” basis).
(h)   Compensatory Equity Interests and Employee Benefits.
(i)   Pre-Distribution Period.   For any Pre-Distribution Period: (x) Distributing shall be allocated any Taxes and Tax Items arising from the issuance, vesting, exercise or settlement of any Compensatory Equity Interests with respect to any series of Liberty Formula One Common Stock, Liberty Live Common Stock, Liberty Braves Common Stock, or LMC Common Stock, (y) Splitco shall be allocated any Taxes and Tax Items arising from the issuance, vesting, exercise or settlement of any Compensatory Equity Interests with respect to any series of Liberty SiriusXM Common Stock, and (z) any other Taxes or Tax Items related to employee, independent contractor or director compensation or employee benefits shall be allocated to Distributing to the extent that the Distributing Business is or was responsible for the underlying obligation and to Splitco to the extent that the Splitco Business is or was responsible for the underlying obligation.
(ii)   Post-Distribution Period.   For any Post-Distribution Period: (x) Distributing shall be allocated any Taxes and Tax Items arising from the issuance, vesting, exercise or settlement of any Compensatory Equity Interests with respect to any series or class of Liberty Formula One Common Stock or Liberty Live Common Stock, (y) Splitco shall be allocated any Taxes and Tax Items arising from the issuance, vesting, exercise or settlement of any Compensatory Equity Interests with respect to any series or class of Splitco Stock, and (z) any other Taxes or Tax Items related to employee, independent contractor or director compensation or employee benefits shall be allocated to Distributing to the extent that the Distributing Business is or was responsible for the underlying obligation and to Splitco to the extent that the Splitco Business is or was responsible for the underlying obligation.

(i)   Alternative Minimum Tax Credit.   Any Tax credit arising in any Tax Period (or portion thereof) from the payment of any alternative minimum consolidated federal tax liability on any Combined Return shall be allocated between Distributing and Splitco in a manner that offsets the excess of the net payment or payments previously made on behalf of the Distributing Business and the Splitco Business, respectively, pursuant to this Agreement in respect of such Combined Return over the net payment or payments that would have been made in respect of such Combined Return on behalf of the Distributing Business and the Splitco Business, respectively, if no alternative minimum consolidated federal tax liability had been owed with respect to such Combined Return. For purposes of this Section 2.2(i), net payments received shall be treated as a negative amount of net payments made.
(j)   Acquired Subsidiaries.   If any Person becomes a Subsidiary of any member of the Splitco Group in any transaction after the Distribution (and such Person was not a member of the Splitco Group or the Distributing Group prior to such transaction) (a “Splitco Acquired Subsidiary”), then any Taxes and Tax Items of such Splitco Acquired Subsidiary for any Tax Period (or portion thereof) ending on or prior to the date of such transaction shall be allocated to Splitco. If any Person becomes a Subsidiary of any member of the Distributing Group in any transaction after the Distribution (and such Person was not a member of the Splitco Group or the Distributing Group prior to such transaction) (a “Distributing Acquired Subsidiary”), then any Taxes and Tax Items of such Distributing Acquired Subsidiary for any Tax Period (or portion thereof) ending on or prior to the date of such transaction shall be allocated to Distributing.
(k)   Tax Sharing Agreements.   Distributing shall be allocated all Separation TSA Payment Liabilities and all Separation TSA Payment Benefits and, in each case, any Taxes, Tax Items or Losses related thereto, except that any payments received by Distributing from ABHI pursuant to Section 2.1(b) of the ABHI Tax Sharing Agreement as a result of the application of Section 2.2(l) of the ABHI Tax Sharing Agreement (together with any Taxes, Tax Items or Losses related thereto) shall be allocated to Distributing and Splitco in proportion to the Taxes arising from the ABHI Split-off Transaction that are allocated to Distributing and Splitco, respectively, pursuant to Section 2.2(e).
(l)   Section 336(e) Tax Basis.   If the Distribution fails to qualify for the Intended Tax Treatment, a Protective Section 336(e) Election is made pursuant to Section 3.5, and Splitco or any member of the Splitco Group realizes an increase in Tax basis as a result of the Protective Section 336(e) Election (the “Section 336(e) Tax Basis”), then any Tax Benefits realized by Splitco and each member of the Splitco Group as a result of the Section 336(e) Tax Basis (determined on a “with and without” basis) shall be allocated between Distributing and Splitco in a manner that is proportionate to the Transaction Taxes paid by Distributing and Splitco, as applicable, pursuant to the terms of this Agreement (after giving effect to any indemnification payments made pursuant to this Agreement).
Section 3.   Preparation and Filing of Tax Returns.
3.1   Combined Returns.   Except as otherwise provided in this Section 3, Distributing shall be responsible for preparing and filing (or causing to be prepared and filed) all Combined Returns for any Tax Period.
3.2   Separate Returns.   Except as otherwise provided in this Section 3:
(a)   Tax Returns to be Prepared by Distributing.   Distributing shall be responsible for preparing and filing (or causing to be prepared and filed) (i) all Separate Returns for a Tax Period beginning on or before the Distribution Date that include Tax Items of the Distributing Business, determined in accordance with the allocation rules of Section 2.2 (treating Tax Items allocated to Distributing under Section 2.2 as Tax Items of the Distributing Business), and (ii) all Separate Returns for a Tax Period beginning after the Distribution Date that include one or more members of the Distributing Group.
(b)   Tax Returns to be Prepared by Splitco.   Splitco shall be responsible for preparing and filing (or causing to be prepared and filed) (i) all Separate Returns for a Tax Period beginning on or before the Distribution Date that include Tax Items of the Splitco Business, determined in accordance with the allocation rules of Section 2.2 (treating Tax Items allocated to Splitco under Section 2.2 as Tax Items of the Splitco Business), and (ii) all Separate Returns for a Tax Period beginning after the Distribution Date that include one or more members of the Splitco Group.
3.3   Provision of Information.
(a)   At the request of a Controlling Party, the Non-Controlling Party shall provide to the Controlling Party any information about members of the Non-Controlling Party’s Group that the Controlling Party needs to determine the amount of Taxes due on any Payment Date with respect to a Tax Return for which the Controlling Party is responsible pursuant to Section 3.1 or 3.2 and to properly and timely file all such Tax Returns.
(b)   If a member of the Splitco Group supplies information to a member of the Distributing Group at the request of Distributing, or a member of the Distributing Group supplies information to a member of the Splitco Group at the request of Splitco, and an officer of the requesting Group intends to sign a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of the requesting Group identifying the information being so relied upon, a duly authorized officer of the Group supplying such information shall certify, to the best of such officer’s knowledge, the accuracy of the information so supplied.
(c)   Without limiting the generality of the foregoing provisions of this Section 3.3, Splitco shall provide Distributing with all information necessary for Distributing to properly and timely file all Combined Returns. Such information may include, but need not be limited to (i) a Tax Return package for Tax Items of Splitco and its Subsidiaries reflected on Combined Returns, (ii) an estimated Tax package for Tax Items of Splitco and its Subsidiaries reflected on Combined Returns, (iii) a Tax provision package, (iv) a Tax projection package, and (v) workpapers and other supporting documentation relating to the foregoing (collectively the “Tax Package”). With respect to any Tax Items of Splitco and/or its Subsidiaries included in a Combined Return, the Tax Package shall be prepared with respect to such Tax Items, using the methods, conventions, practices, principles, positions, and elections used by Distributing in preparing the applicable Combined Return.
3.4   Special Rules Relating to the Preparation of Tax Returns.
(a)   General Rule.   Except as otherwise provided in this Agreement, and subject to Section 3.4(b) and (c), the Company responsible for filing (or causing to be filed) a Tax Return pursuant to Section 3.1 or 3.2 shall have the exclusive right, in its sole discretion, with respect to such Tax Return to determine (i) the manner in which such Tax Return shall be prepared and filed, including the methods, conventions, practices, principles, positions, and elections to be used and the manner in which any Tax Item shall be reported, (ii) whether any extensions may be requested, (iii) whether an amended Tax Return shall be filed, (iv) whether any claims for refund shall be made, (v) whether any refunds shall be paid by way of refund or credited against any liability for the related Tax and (vi) whether to retain outside firms to prepare or review such Tax Return.
(b)   Past Practices.   The Controlling Party shall prepare, or cause to be prepared, any Tax Return described in Section 3.1 or 3.2 in a manner consistent with past practices, methods, conventions, principles, positions or elections used by the Controlling Party in preparing similar Tax Returns to the extent that such Tax Return reflects information that could reasonably be expected to impact the Tax liability of the Non-Controlling Party under this Agreement, except to the extent that taking such position would be contrary to applicable Tax Law or with the prior written consent of the Non-Controlling Party. Without limiting the foregoing, with respect to any Separate Return for which Splitco is responsible pursuant to Section 3.2(b)(i):
(i)   Splitco may not take (and shall cause the members of the Splitco Group not to take) any positions that it knows, or reasonably should know, are inconsistent in any material respect with the methods, conventions, practices, principles, positions, or elections used by Distributing in preparing any Combined Return, except to the extent that (x) the failure to take such position would be contrary to applicable Tax Law or (y) taking such position would not reasonably be expected to adversely affect any member of the Distributing Group.
(ii)   Splitco and the other members of the Splitco Group shall (x) allocate Tax Items between such Separate Return for which Splitco is responsible and any related Combined Return for which Distributing is responsible that is filed with respect to the same Tax Period in a manner that is consistent with the reporting of such Tax Items on such related Combined Return and (y) make any applicable elections required under applicable Tax Law (including, without limitation, under Treasury Regulations Section 1.1502-76(b)(2)) necessary to effect such allocation.
(c)   Right to Review and Consent to Tax Returns.   With respect to any Tax Return described in Section 3.1 or 3.2 that reflects (i) Taxes for which the Non-Controlling Party could reasonably be expected to be liable pursuant to this Agreement, including as a result of adjustments to the amount of Taxes reported on such Tax Return, (ii) the Transactions or (iii) any other information that could reasonably be expected to impact the Tax liability of the Non-Controlling Party under this Agreement, the Controlling Party shall submit to the Non-Controlling Party a draft of such Tax Return (or in the case of a Combined Return, a pro forma draft of the applicable portions of such Combined Return that reflect Tax Items of the Splitco Group), together with any applicable schedules, statements or other supporting documentation, at least ten (10) business days prior to the due date (including extensions) for the filing of such Tax Return for the Non-Controlling Party’s review, comment and approval (such approval not to be unreasonably delayed, conditioned or withheld). If the Non-Controlling Party disagrees with any item reflected on such Tax Return, then the Non-Controlling Party shall promptly notify the Controlling Party and the disputed matters shall be resolved in accordance with Section 8; provided that, (i) if the disputed matters have not been resolved by the day that is five (5) business days prior to the due date (including extensions) for the filing of such Tax Return, such Tax Return shall be filed as prepared by the Controlling Party (revised to reflect all initially disputed matters that the parties have agreed upon prior to such date) and (ii) in the event that the resolution of the disputed matters is inconsistent with such Tax Return as filed, such Tax Return shall be amended to properly reflect the resolution of the disputed matters and proper adjustment shall be made to any amounts previously paid or required to be paid in accordance with this Agreement in a manner that reflects such resolution.
(d)   Election to File Consolidated, Combined or Unitary Tax Returns.   Distributing shall have the sole discretion of filing any Tax Return on a consolidated, combined, or unitary basis, if such Tax Return would include at least one member of each Group (or with respect to any Pre-Distribution Period, Tax Items of both the Distributing Business and the Splitco Business) and the filing of such Tax Return is elective under applicable Tax Law.
(e)   Filing Claims for Carrybacks.   Splitco shall, to the extent permitted by applicable Tax Law, make any available elections to waive the right to carry back any Tax Item attributable to or arising from the Splitco Business from a Tax Period beginning after the Distribution Date to a Tax Period beginning in the Pre-Distribution Period and shall not make any affirmative elections to carry back any such Tax Item. Subject to the immediately preceding sentence, if a Tax Item attributable to or arising from the Splitco Business may be carried back (or is required to be carried back) from a Tax Period beginning after the Distribution Date to generate a Tax Benefit on a Combined Return filed with respect to a Tax Period beginning in the Pre-Distribution Period, then, upon the request of Splitco, Distributing shall use its commercially reasonable efforts to obtain a refund in respect of such Tax Benefit (including by filing a claim for refund or an amended Tax Return), and any such Tax Benefit shall be allocated to Splitco pursuant to Section 2.2(f), except as otherwise provided by Section 2.2(g). For the avoidance of doubt, nothing in this Agreement imposes any obligation on Splitco to carry back any such Tax Items.
(f)   Withholding and Reporting.   Following the Effective Time, in the event any Compensatory Equity Interests are settled (whether by issuance, exercise, vesting or otherwise) by the corporation that is the issuer or obligor under the Compensatory Equity Interest (the “issuing corporation”) or by another member of the Group to which the issuing corporation belongs, and if the Employing Party with respect to such Compensatory Equity Interests is not a member of the same Group as the issuing corporation, the Company whose Group includes the issuing corporation shall be responsible for withholding the appropriate amount of Taxes upon such settlement (or otherwise making satisfactory arrangements for such withholding) and shall promptly remit to such Employing Party or the applicable Tax Authority an amount in cash equal to the amount required to be withheld in respect of any withholding Taxes. In the application of this Agreement, the Company whose Group includes the issuing corporation shall indemnify such Employing Party for any such withholding Taxes, except to the extent that the Company whose Group includes the issuing corporation shall have remitted such amount to such Employing Party or to the applicable Tax Authority. Distributing shall promptly notify Splitco, and Splitco shall promptly notify Distributing, regarding the settlement of any Compensatory Equity Interest (whether by issuance, exercise, vesting or otherwise) to the extent that, as a result of such settlement, the other party may be entitled to a Tax Benefit or required to pay any Tax, or such information otherwise as may be relevant to the preparation of any Tax Return or payment of any Tax by the other party.
3.5   Protective Section 336(e) Election.   After the date hereof, Distributing shall determine, in its reasonable discretion and in consultation with Splitco, whether to make a protective election under Section 336(e) of the Code and the Treasury Regulations promulgated thereunder (and any corresponding or analogous provisions of state and local Tax Law) in connection with the Transactions with respect to Splitco and any other member of the Splitco Group for U.S. federal income tax purposes (a “Protective Section 336(e) Election”); provided that Distributing shall be entitled in good faith to decline to make a Protective Section 336(e) Election. If Distributing determines that a Protective Section 336(e) Election would be beneficial:
(a)   Distributing and Splitco shall, and shall cause the members of their respective Groups to, cooperate in making the Protective Section 336(e) Election, including by filing any statements, amending any Tax Returns, or taking such other actions as are reasonably necessary to carry out the Protective Section 336(e) Election;
(b)   to the extent the Protective Section 336(e) Election becomes effective, each Company agrees not to take any position (and to cause each of its Affiliates not to take any position) that is inconsistent with the Protective Section 336(e) Election on any Tax Return, in connection with any Tax Proceeding, or otherwise, except as may be required by a Final Determination (and, for the avoidance of doubt, it is intended that the Protective Section 336(e) Election will have no effect unless, pursuant to a Final Determination, the Distribution is treated as a “qualified stock disposition” within the meaning of Treasury Regulations Section 1.336-1(b)(6)); and
(c)   notwithstanding anything herein to the contrary, any actions taken by Distributing, Splitco or any members of their respective Groups with respect to the making of any Protective Section 336(e) Election, and the preparation of any statements, Tax Returns or other materials in accordance therewith, shall not be considered a breach or non-performance of any covenant or agreement made or to be performed by Distributing or Splitco contained in Section 7.1.
3.6   Tax Attributes.   As promptly as practicable following the close of the taxable year in which the Distribution occurs, Distributing shall deliver to Splitco its determination in writing of the amount of any Tax Attributes arising in a Pre-Distribution Period which are allocated or apportioned to the members of the Splitco Group in accordance with applicable Tax Law and this Agreement (“Proposed Allocation”). Splitco shall have forty-five (45) days to review the Proposed Allocation and provide Distributing with any comments with respect thereto. If Splitco either provides no comments or provides comments to which Distributing agrees in writing, such resulting determination will become final (“Final Allocation”). If Splitco provides comments to the Proposed Allocation and Distributing does not agree with the comments, any disputed matters shall be resolved in accordance with Section 8, and the allocation as so determined shall become the Final Allocation. All members of the Distributing Group and all members of the Splitco Group shall prepare all Tax Returns in accordance with the Final Allocation. In the event that a party becomes aware of any adjustment or proposed adjustment to any Tax Attributes, such party shall promptly notify the other party thereof. Any increase or reduction in any Tax Attribute as a result of a Tax Proceeding shall be allocated to the party to whom such Tax Attribute was originally allocated pursuant to this Section 3.6.

Section 4.   Tax Payments.
4.1   Payment of Taxes to Tax Authority.   Distributing shall be responsible for remitting to the proper Tax Authority the Tax shown on any Tax Return for which it is responsible for the preparation and filing pursuant to Section 3.1 or Section 3.2(a), and Splitco shall be responsible for remitting to the proper Tax Authority the Tax shown on any Tax Return for which it is responsible for the preparation and filing pursuant to Section 3.2(b).
4.2   Indemnification Payments.
(a)   Tax Payments Made by the Distributing Group.   If any member of the Distributing Group is required to make a payment to a Tax Authority for Taxes allocated to Splitco under this Agreement, Distributing shall provide notice to Splitco of the amount due and describe in reasonable detail the particulars relating thereto. Unless Splitco disputes the amount it is liable for under this Agreement, Splitco shall reimburse Distributing for the amount of Taxes allocated to Splitco set forth in the notice not later than the later of (i) ten (10) business days after receiving the notice requesting such amount, and (ii) one (1) business day prior to the date such payment is required to be made to such Tax Authority. To the extent that Splitco does not agree with the amount of any Taxes set forth in the notice, the disputed matters shall be resolved in accordance with Section 8. Distributing shall, promptly following the payment of any Taxes described in this Section 4.2(a) to the relevant Tax Authority, provide to Splitco evidence of such payment and a statement detailing the Taxes paid.
(b)   Tax Payments Made by the Splitco Group.   If any member of the Splitco Group is required to make a payment to a Tax Authority for Taxes allocated to Distributing under this Agreement, Splitco shall provide notice to Distributing of the amount due and describe in reasonable detail the particulars relating thereto. Unless Distributing disputes the amount it is liable for under this Agreement, Distributing shall reimburse Splitco for the amount of Taxes allocated to Distributing set forth in the notice not later than the later of (i) ten (10) business days after receiving the notice requesting such amount, and (ii) one (1) business day prior to the date such payment is required to be made to such Tax Authority. To the extent that Distributing does not agree with the amount of any Taxes set forth in the notice, the disputed matters shall be resolved in accordance with Section 8. Splitco shall, promptly following the payment of any Taxes described in this Section 4.2(b) to the relevant Tax Authority, provide to Distributing evidence of such payment and a statement detailing the Taxes paid.
4.3   Payments for Tax Refunds and Tax Benefits.
(a)   Tax Refund or Tax Benefit Received by Distributing Group.   If a member of the Distributing Group receives a Tax Refund with respect to Taxes for which Splitco is liable hereunder or realizes a Tax Benefit for which Splitco is entitled to reimbursement pursuant to clause (iii) of Section 2.1(a), Distributing shall pay to Splitco, within ten (10) business days following the receipt of the Tax Refund or the realization of such Tax Benefit, an amount equal to such Tax Refund or Tax Benefit.
(b)   Tax Refund or Tax Benefit Received by Splitco Group.   If a member of the Splitco Group receives a Tax Refund with respect to Taxes for which Distributing is liable hereunder or realizes a Tax Benefit for which Distributing is entitled to reimbursement pursuant to clause (iii) of Section 2.1(b), Splitco shall pay to Distributing, within ten (10) business days following the receipt of the Tax Refund or the realization of such Tax Benefit, an amount equal to such Tax Refund or Tax Benefit.
(c)   Rules Regarding Tax Benefits.   For purposes of this Agreement, a Tax Benefit shall be considered realized or utilized (i) at the time the Tax Return reporting such Tax Benefit is filed, or (ii) if no such Tax Return is filed, (x) at the time a Tax Refund generated by such Tax Benefit is received or (y) if no Tax Refund is received, at the time the Tax would have been due in the absence of such Tax Benefit. The amount of such Tax Benefit shall be the amount by which Taxes are actually reduced (or the amount by which a Tax Refund is actually increased) as a result of such Tax Benefit.

4.4   Interest on Late Payments.   Payments pursuant to this Agreement that are not made by the date prescribed in this Agreement or, if no such date is prescribed, not later than ten (10) business days after demand for payment is made (the “Due Date”) shall bear interest for the period from and including the date immediately following the Due Date through and including the date of payment at the Interest Rate. Such interest will be payable at the same time as the payment to which it relates. If any payment (or the amount thereof) pursuant to this Agreement is disputed in accordance with Section 8, the amount of such payment as ultimately determined pursuant to Section 8 shall bear interest from the Due Date (as if such payment or amount were not disputed pursuant to Section 8) through and including the date of payment at the Interest Rate.
4.5   Initial Determinations and Subsequent Adjustments.   The initial determination of the amount of any payment that one Company is required to make to another under this Agreement shall be made on the basis of the Tax Return as filed, or, if the Tax to which the payment relates is not reported in a Tax Return, on the basis of the amount of Tax initially paid to the Tax Authority. The amounts paid under this Agreement shall be redetermined, and additional payments relating to such redetermination shall be made, as appropriate, if as a result of an audit by a Tax Authority or for any other reason (x) additional Taxes to which such determination relates are subsequently paid, (y) a Tax Refund or a Tax Benefit relating to such Taxes is received or realized, or (z) the amount or character of any Tax Item is adjusted or redetermined. Each payment required by the immediately preceding sentence (i) as a result of a payment of additional Taxes will be due ten (10) business days after the date on which the additional Taxes were paid or, if later, ten (10) business days after the date of a request from the other Company for the payment, (ii) as a result of the receipt or realization of a Tax Refund or Tax Benefit will be due ten (10) business days after the Tax Refund or Tax Benefit was received or realized, or (iii) as a result of an adjustment or redetermination of the amount or character of a Tax Item will be due ten (10) business days after the date on which the final action resulting in such adjustment or redetermination is taken by a Tax Authority or either Company or any of their Subsidiaries. If a payment is made as a result of an audit by a Tax Authority which does not conclude the matter, further adjusting payments will be made, as appropriate, to reflect the outcome of subsequent administrative or judicial proceedings.
4.6   Treatment of Pre-Distribution Period Taxes and Tax Benefits.   For purposes of this Agreement, (i) Taxes with respect to a Pre-Distribution Period that were allocated and debited to the SiriusXM Group in accordance with the tax sharing policies of Distributing in effect prior to the Distribution shall be treated as payments that were made by Splitco to Distributing in respect of such Taxes, and (ii) Tax Benefits with respect to a Pre-Distribution Period that were allocated and credited to the SiriusXM Group in accordance with the tax sharing policies of Distributing in effect prior to the Distribution as the result of the reduction of Taxes that otherwise would have been allocated to the Media Group, the Braves Group, the Formula One Group or the Live Group shall be treated as payments that were made by Distributing to Splitco in respect of such Tax Benefits.
4.7   Tax Consequences of Payments.   For U.S. federal income tax purposes and all other applicable Tax purposes and to the extent permitted by applicable Tax Law, the parties hereto shall treat (i) any payment (other than payments of interest) made between the parties after the Distribution Date pursuant to this Agreement or the Reorganization Agreement as a capital contribution by Distributing to Splitco or a distribution by Splitco to Distributing, as the case may be, occurring immediately prior to the Distribution and (ii) any payment of interest made between the parties pursuant to this Agreement as taxable or deductible, as the case may be. Notwithstanding anything in this Agreement to the contrary, any payment that is made by a party after the Distribution Date pursuant to this Agreement or the Reorganization Agreement shall be increased as necessary so that after making all payments in respect of Taxes imposed on or attributable to such payment (and taking into account any correlative Tax Benefits resulting from the payment of such Taxes), the recipient party receives an amount equal to the sum it would have received had no such Taxes been imposed.
Section 5.   Assistance and Cooperation.   In addition to the obligations enumerated in Sections 3.3 and 7.6, Distributing and Splitco shall reasonably cooperate (and shall cause their respective Subsidiaries and Affiliates to reasonably cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Companies (and their respective

Subsidiaries and Affiliates), including (i) provision of relevant documents and information in their possession that are reasonably requested by the other party, (ii) making available to each other, as reasonably requested and available, personnel (including officers, directors, employees and agents of the parties or their respective Subsidiaries or Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any Tax Proceedings, and (iii) maintaining such books and records and providing such information and executing such documents as may be reasonably requested in connection with the filing of Combined Returns and Separate Returns, or the filing of a refund claim (including certification, to the best of a party’s knowledge, of the accuracy and completeness of the information it has supplied); provided that, subject to Section 9.3, the party requesting information or assistance pursuant to this Section 5 shall reimburse the other party for any reasonable and documented out-of-pocket costs and expenses incurred by such other party in connection with such request. Notwithstanding the foregoing, neither Distributing nor Splitco (nor any of their respective Subsidiaries and Affiliates) shall be required to provide to the other access to, or copies of, any information or documents to the extent that doing so could reasonably be expected to result in the waiver of any Privilege, violate any law, or be commercially detrimental; provided that the parties shall use reasonable best efforts to permit compliance with the information request in a manner that avoids any such harm or consequence.
Section 6.   Tax Records.
6.1   Retention of Tax Records.   Each of Distributing and Splitco shall preserve, and shall cause their respective Subsidiaries to preserve, all Tax Records that are in their possession, and that could affect the liability of any member of the other Company’s Group for Taxes, for as long as the contents thereof may become material in the administration of any matter under applicable Tax Law, but in any event until the later of (x) the expiration of any applicable statutes of limitation, as extended, and (y) seven (7) years after the Distribution Date.
6.2   Access to Tax Records.   Splitco shall make available, and cause its Subsidiaries to make available, to members of the Distributing Group for inspection and copying, during normal business hours and upon reasonable notice, the portion of any Tax Records in their possession which is reasonably necessary for the preparation of a Tax Return by a member of the Distributing Group or any of their Affiliates or with respect to any Tax Proceeding relating to such return. Distributing shall make available, and cause its Subsidiaries to make available, to members of the Splitco Group for inspection and copying, during normal business hours and upon reasonable notice, the portion of any Tax Records in their possession which is reasonably necessary for the preparation of a Tax Return by a member of the Splitco Group or any of their Affiliates or with respect to any Tax Proceeding relating to such return.
6.3   Confidentiality.   Each party hereby agrees that it will hold, and shall use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence all records and information prepared and shared by and between the parties in carrying out the intent of this Agreement, except as may otherwise be necessary in connection with the filing of Tax Returns or any Tax Proceedings or unless disclosure is compelled by a governmental authority. Information and documents of one party (the “Disclosing Party”) shall not be deemed to be confidential for purposes of this Section 6.3 to the extent such information or document (i) is previously known to or in the possession of the other party or parties (the “Receiving Party”) and is not otherwise subject to a requirement to be kept confidential, (ii) becomes publicly available by means other than unauthorized disclosure under this Agreement by the Receiving Party or (iii) is received from a third party without, to the knowledge of the Receiving Party after reasonable diligence, a duty of confidentiality owed to the Disclosing Party.
6.4   Delivery of Tax Records.   Promptly following the Distribution Date or, if later, the filing of any applicable Tax Return filed after the Distribution Date, Distributing shall provide to Splitco (to the extent not previously provided or held by any member of the Splitco Group on the Distribution Date) copies of (i) the Separate Returns of any member of the Splitco Group filed on or before the Distributing Date, (ii) the relevant portions of any other Tax Returns with respect to any member of the Splitco Group, and (iii) other existing Tax Records (or the relevant portions thereof) reasonably necessary to prepare and file any Tax Returns of, or with respect to, the members of the Splitco Group, or to defend or contest Tax matters relevant to the members of the Splitco Group, including in each case, all Tax

Records related to Tax Items of the members of the Splitco Group and any and all written communications or agreements with, or rulings by, any Tax Authority with respect to any member of the Splitco Group.
Section 7.   Restrictions on Certain Actions of Distributing and Splitco; Indemnity.
7.1   Restrictive Covenants.
(a)   General Restrictions.   Following the Effective Time, and except as contemplated by the provisions of Section 3.5, Splitco shall not, and shall cause the members of the Splitco Group and their Affiliates not to, and Distributing shall not, and shall cause the members of the Distributing Group and their Affiliates not to, take any action that, or fail to take any action the failure of which, (i) would be inconsistent with the Transactions qualifying, or would preclude the Transactions from qualifying, for the Intended Tax Treatment, or (ii) would cause Distributing, Splitco, any of their respective Subsidiaries at the Effective Time, or the holders of Liberty SiriusXM Common Stock that receive stock of Splitco in the Distribution, to recognize gain or loss, or otherwise include any amount in income, as a result of the Contribution and/or the Distribution for U.S. federal income tax purposes (except any income, gain or loss recognized notwithstanding the qualification of the Transactions for the Intended Tax Treatment, including as a result of any repayment, refinancing, assumption (including an assumption for U.S. federal income tax purposes), deemed exchange or other transfer of Distributing Assumed Debt in connection with the Transactions, or with respect to the receipt of cash in lieu of fractional shares).
(b)   Restricted Actions.   Without limiting the provisions of Section 7.1(a) hereof:
(i)   Except in each case as contemplated by Section 3.5, following the Effective Time, Splitco shall not, and shall cause the members of the Splitco Group and their Affiliates not to, and Distributing shall not, and shall cause the members of the Distributing Group and their Affiliates not to, take any action that, or fail to take any action the failure of which, would be inconsistent with, or would cause to be untrue, in any material respect any of its representations or covenants made in the Tax Materials.
(ii)   During the Restricted Period, Splitco:
(1)   shall continue or cause to be continued, taking into account Section 355(b)(3) of the Code, the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder) of both SiriusXM Active Businesses, as conducted by Splitco’s SAG immediately prior to the Distribution;
(2)   shall not dissolve or liquidate itself or Sirius XM (including any action that is a liquidation for U.S. federal income tax purposes);
(3)   shall not merge or consolidate itself with or into any other corporation or entity after the Distribution, unless Splitco is the surviving corporation in any such merger or consolidation;
(4)   shall not cause or permit Sirius XM to merge or consolidate with or into any other corporation or entity after the Distribution, unless Sirius XM is the surviving corporation in any such merger or consolidation;
(5)   shall not enter into or approve any Proposed Acquisition Transaction, or to the extent that Splitco has the ability to prevent any Proposed Acquisition Transaction, permit such Proposed Acquisition Transaction to occur;
(6)   shall not redeem or otherwise repurchase (directly or through a Subsidiary) any of its stock or rights to acquire its stock other than through issuances of stock that satisfy the requirements of Section 4.05(1)(b) of Revenue Procedure 96-30, 1996-1 C.B. 696 (as in effect prior to the release of Revenue Procedure 2003-48, 2003-2 C.B. 86);
(7)   shall not amend its certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise,

affecting the relative voting rights of its capital stock (including through the conversion of any capital stock into another class of capital stock); and
(8)   shall not, and shall not permit any member of Splitco’s SAG to, sell, transfer, or otherwise dispose of or agree to, sell, transfer or otherwise dispose (including in any transaction treated for U.S. federal income tax purposes as a sale, transfer or disposition) of assets (including, any shares of capital stock of a Subsidiary) that, in the aggregate, constitute more than thirty-five percent (35%) of the consolidated gross assets of Splitco’s SAG, measured based on the fair market value of the assets as of the Distribution Date. The foregoing sentence shall not apply to (A) sales, transfers, or dispositions of assets in the ordinary course of business, (B) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction, (C) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income tax purposes or within Splitco’s SAG, or (D) any mandatory or optional repayment (or pre-payment) of any indebtedness of Splitco or any member of its SAG. For purposes of this Section 7.1(b)(ii)(8), a merger of Splitco or one of its Subsidiaries with and into any Person that is not a wholly-owned Subsidiary of Splitco shall constitute a disposition of all of the assets of Splitco or such Subsidiary.
(c)   Notwithstanding the restrictions imposed by Section 7.1(b)(ii), Splitco or a member of the Splitco Group may take any of the actions or transactions described therein if Splitco either (i) obtains an Unqualified Tax Opinion in form and substance reasonably satisfactory to Distributing, or (ii) obtains the prior written consent of Distributing waiving the requirement that Splitco obtain an Unqualified Tax Opinion, such waiver to be provided in Distributing’s sole and absolute discretion. Distributing’s evaluation of an Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such opinion (and, for the avoidance of doubt, Distributing may determine that no opinion would be acceptable to Distributing). Splitco shall bear all costs and expenses of securing any such Unqualified Tax Opinion and shall reimburse Distributing for all reasonable and documented out-of-pocket expenses that Distributing or any of its Affiliates may incur in good faith in seeking to obtain or evaluate any such Unqualified Tax Opinion. Neither the delivery of an Unqualified Tax Opinion nor Distributing’s waiver of Splitco’s obligation to deliver an Unqualified Tax Opinion shall limit or modify Splitco’s continuing indemnification obligation pursuant to Section 7.3.
(d)   Reporting.   Unless and until there has been a Final Determination to the contrary, each party agrees not to take any position on any Tax Return, in connection with any Tax Proceeding, or otherwise for Tax purposes that is inconsistent with the Tax Opinion (except as contemplated by the provisions of Section 3.5).
7.2   Distributing Indemnity.   Distributing agrees to indemnify and hold harmless each member of the Splitco Group (the “Splitco Indemnitees”) from and against any and all (without duplication) (a) Taxes and Losses allocated to, and payments required to be made by, Distributing pursuant to Section 2, (b) Transaction Taxes and Transaction Tax-Related Losses allocated to Distributing pursuant to Section 2.2(b), (c) Tracking Stock Taxes and Losses allocated to Distributing pursuant to Section 2.2(c), (d) Taxes and Losses arising out of or based upon any breach or non-performance of any covenant or agreement made or to be performed by Distributing contained in this Agreement, and (e) Losses, including reasonable out-of-pocket legal, accounting and other advisory and court fees and expenses, incurred in connection with the items described in clauses (a) through (d) of this Section 7.2; provided, however, that notwithstanding clauses (a), (d) and (e) of this Section 7.2, Distributing shall not be responsible for, and shall have no obligation to indemnify or hold harmless any Splitco Indemnitee for, (x) any Transaction Taxes, Transaction Tax-Related Losses, or Tracking Stock Taxes and Losses that are allocated to Splitco pursuant to Sections 2.2(b) or (c), or (y) any Taxes or Losses arising out of or based upon any breach or non-performance of any covenant or agreement made or to be performed by Splitco contained in this Agreement.
7.3   Splitco Indemnity.   Splitco agrees to indemnify and hold harmless each member of the Distributing Group (the “Distributing Indemnitees”) from and against any and all (without duplication)

(a) Taxes and Losses allocated to, and payments required to be made by, Splitco pursuant to Section 2, (b) Transaction Taxes and Transaction Tax-Related Losses allocated to Splitco pursuant to Section 2.2(b), (c) Tracking Stock Taxes and Losses allocated to Splitco pursuant to Section 2.2(c), (d) Taxes and Losses arising out of or based upon any breach or non-performance of any covenant or agreement made or to be performed by Splitco contained in this Agreement, and (e) Losses, including reasonable out-of-pocket legal, accounting and other advisory and court fees, incurred in connection with the items described in clauses (a) through (d) of this Section 7.3; provided, however, that notwithstanding clauses (a), (d) and (e) of this Section 7.3, Splitco shall not be responsible for, and shall have no obligation to indemnify or hold harmless any Distributing Indemnitee for, (x) any Transaction Taxes, Transaction Tax-Related Losses, or Tracking Stock Taxes and Losses that are allocated to Distributing pursuant to Sections 2.2(b) or (c), or (y) any Taxes or Losses arising out of or based upon any breach or non-performance of any covenant or agreement made or to be performed by Distributing contained in this Agreement.
7.4   Notices of Tax Proceedings.   If a Company becomes aware of the existence of a Tax issue that may give rise to an indemnification obligation under this Agreement, such party shall give prompt notice to the other party of such issue (and such notice shall contain factual information, to the extent known, describing any asserted Tax liability in reasonable detail), and shall promptly forward to the other party copies of all notices and material communications with any Tax Authority relating to such issue. Failure to give timely notice shall not affect the indemnities given hereunder except, and only to the extent that, the indemnifying party shall have been actually materially prejudiced as a result of such failure.
7.5   Control of Tax Proceedings.
(a)   General Rule.   Except as provided in Section 7.5(b) and (c), with respect to any Combined Returns and Separate Returns, the Controlling Party shall have the exclusive right, in its sole discretion and, subject to Section 9.3, at its expense, to control, contest, and represent the interests of each member of the Distributing Group and/or the Splitco Group, as applicable, in any Tax Proceeding relating to such Tax Return and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Proceeding. Except as otherwise provided in Section 7.5(b) or (c), the Controlling Party’s rights shall extend to any matter pertaining to the management and control of a Tax Proceeding, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax Item.
(b)   Non-Controlling Party Participation Rights.   With respect to a Tax Proceeding (other than with respect to a Joint Claim) relating to any Tax Return in which any Tax Item allocated to the Non-Controlling Party or any of its Subsidiaries is a subject of such Tax Proceeding (a “Contested Non-Controlling Party Item”), (i) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding at its expense, insofar as the liabilities of the Non-Controlling Party or any of its Subsidiaries are concerned, (ii) the Controlling Party shall keep the Non-Controlling Party updated and informed, and shall consult with the Non-Controlling Party, with respect to any Contested Non-Controlling Party Item, (iii) the Controlling Party shall act in good faith with a view to the merits in connection with the Tax Proceeding, and (iv) the Controlling Party shall not settle or compromise any Contested Non-Controlling Party Item in excess of five hundred thousand dollars ($500,000.00) without the Non-Controlling Party’s prior written consent, which consent shall not be unreasonably withheld or delayed.
(c)   Joint Claims.   Distributing and Splitco will have the right to jointly control the defense, compromise, or settlement of any Joint Claim. No indemnifying Company shall settle or compromise or consent to entry of any judgment with respect to any such Joint Claim, without the prior written consent of the other Company (which consent shall not be unreasonably withheld or delayed), unless such settlement, compromise or consent (x) includes an unconditional release of the indemnified Company and (y) does not enjoin or restrict in any way the future actions or conduct of the indemnified Company (other than with respect to its performance hereunder).

7.6   Cooperation.   The parties shall provide each other with all information relating to a Tax Proceeding or Joint Claim which is reasonably requested by the other party or parties to handle, participate in, defend, settle, or contest the Tax Proceeding or Joint Claim. At the request of a party, the other party shall take any reasonable action (e.g., executing a power of attorney) that is necessary to enable the requesting party to exercise its rights under this Agreement in respect of a Tax Proceeding or Joint Claim. Splitco shall assist Distributing, and Distributing shall assist Splitco, in taking any commercially reasonable actions that are necessary or desirable to minimize the effects of any adjustment made by a Tax Authority. The indemnifying party shall reimburse the indemnified party for any reasonable out-of-pocket costs and expenses incurred in complying with this Section 7.6.
Section 8.   Disagreements.
8.1   Discussion.   The parties mutually desire that friendly collaboration will continue between them. Accordingly, the parties will try, and they will cause the members of their respective Groups to try, to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute or disagreement (a “Dispute”) between any member of the Distributing Group, on the one hand, and any member of the Splitco Group, on the other hand, as to the interpretation of any provision of this Agreement or the performance of obligations hereunder, the Tax departments of the parties shall negotiate in good faith to resolve the Dispute.
8.2   Escalation.   If good faith negotiations between the respective Tax departments of the parties do not result in a resolution of the Dispute, then upon written request of either party, the disputed matters shall be escalated to general counsels (or equivalent positions) of the parties or such other officers of the parties at a senior level of management as the parties may designate (the “Senior Executives”). The Senior Executives shall negotiate in good faith for a reasonable period of time to attempt to resolve the Dispute. All offers, promises, conduct and statements, whether oral or written, relating to trying to resolve the Dispute shall be treated as confidential and privileged information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible in any subsequent proceeding between the parties.
8.3   Mediation.   Subject to Section 8.4:
(a)   If the Senior Executives are unable to resolve the Dispute within thirty (30) business days, or such other period of time as the Senior Executives may agree, then either party to the Dispute shall have the right to refer the Dispute to mediation by providing written notice to the other party, in which case the parties to the Dispute shall refer the Dispute to a mediator appointed pursuant to the mediation rules of the American Arbitration Association (unless the parties to the Dispute mutually agree to select an alternative set of mediation rules). Each party to the Dispute will share the administrative costs of the mediation and the mediator’s fees and expenses equally, and each party to the Dispute shall bear all of its other costs and expenses related to the mediation, including attorney’s fees, witness fees, and travel expenses. The mediation shall take place in New York City unless the parties to the Dispute mutually agree to select an alternative forum.
(b)   If the parties to the Dispute are unable to resolve the Dispute through mediation within forty-five (45) business days of the appointment of the mediator (or the earlier withdrawal thereof), each party to such Dispute shall be entitled to seek relief in a court of competent jurisdiction pursuant to Section 9.4.
8.4   Referral to Independent Accountant for Computational Disputes.   Notwithstanding anything to the contrary in this Section 8, with respect to any Dispute under this Agreement involving computational matters (or, if a Dispute involves both computational and non-computational matters, the portion of the Dispute relating to computational matters, so long as such portion can reasonably be separated from the other matters in dispute), if the parties are unable to resolve the Dispute through the discussion and escalation processes set forth in Sections 8.1 and 8.2, then, unless the parties mutually agree to select an alternative forum, the Dispute will be referred to a nationally recognized accounting firm that is mutually acceptable to the parties (the “Independent Accountant”) for resolution. The Independent Accountant may, in its discretion, obtain the services of any third-party appraiser, accounting firm or consultant that the Independent Accountant deems necessary to assist it in resolving the Dispute. The Independent Accountant shall be instructed to furnish written notice to the parties of its resolution of the Dispute as soon as practical, but in any event no later than forty-five (45) business days after its acceptance of the matter for resolution. Any such resolution by the Independent Accountant will be conclusive and binding on the parties. Following receipt of the Independent Accountant’s written notice to the parties of its resolution of the Dispute, the parties shall each take or cause to be taken any action necessary to implement such resolution of the Independent Accountant. All costs, fees, and expenses incurred with respect to the resolution of the Dispute shall be borne equally by the parties, except that if the Independent Accountant determines that the proposed position submitted by a party to the Independent Accountant for its determination is frivolous, has not been asserted in good faith, or is not supported by substantial authority, then 100% of such costs, fees, and expenses shall be borne by such party.
8.5   Injunctive Relief.   Nothing in this Section 8 will prevent the parties from seeking injunctive relief if any delay resulting from the efforts to resolve the Dispute through the processes set forth above could result in serious and irreparable injury to the other parties. Notwithstanding anything to the contrary in this Agreement, Distributing and Splitco (and their respective successors and permitted transferees and assigns) are the only entities entitled to commence a dispute resolution procedure under this Agreement, and Distributing, on the one hand, and Splitco, on the other hand, will cause members of the Distributing Group and the members of the Splitco Group, respectively, not to commence any dispute resolution procedure other than as provided in this Section 8.
Section 9.   General Provisions.
9.1   Termination.   This Agreement shall terminate at such time as all obligations and liabilities of the parties hereto have been satisfied. The obligations and liabilities of the parties arising under this Agreement shall continue in full force and effect until all such obligations have been met and such liabilities have been paid in full, whether by expiration of time, operation of law, or otherwise. The obligations and liabilities of each party are made for the benefit of, and shall be enforceable by, the other parties and their successors and permitted assigns.
9.2   Predecessors or Successors.   Any reference to Distributing, Splitco, their respective Subsidiaries, or any other Person in this Agreement shall include any predecessors or successors (e.g., by merger or other reorganization, liquidation, conversion, or election under Treasury Regulations  Section 301.7701-3) of Distributing, Splitco, such Subsidiary, or such Person, respectively.
9.3   Expenses.   Unless otherwise specified herein, any fees or expenses (including internal expenses) of Distributing for legal, accounting or other professional services rendered in connection with the preparation of a Combined Return or the conduct of any Tax Proceeding related to a Combined Return shall be allocated between Distributing and Splitco in a manner resulting in Distributing and Splitco, respectively, bearing a reasonable approximation of the actual amount of such fees or expenses hereunder reasonably related to, and for the benefit of, their respective Groups as determined by Distributing in its reasonable discretion. Splitco shall pay Distributing for any fees and expenses allocated to Splitco pursuant to this Section 9.3 within ten (10) business days after the date Splitco receives notice from Distributing requesting such payment.
9.4   Governing Law; Jurisdiction.   This Agreement and the legal relations between the parties hereto will be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware applicable to contracts made and performed wholly therein, without giving effect to any choice or conflict of laws provisions or rules that would cause the application of the laws of any other jurisdiction. Except as otherwise provided in Section 8, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement, and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement, and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with Section 9.6 and this Section 9.4, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement or the subject matter hereof may not be enforced in or by such courts. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.6 shall be deemed effective service of process on such party.
9.5   Waiver of Jury Trial.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.
9.6   Notices.   All notices, requests, and other communications hereunder shall be in writing and shall be delivered in person, by electronic mail (with confirming copy sent by one of the other delivery methods specified herein), by overnight courier or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered in person, or when so received by electronic mail or courier, or, if mailed, three (3) calendar days after the date of mailing, as follows:
(a)   If to Distributing, to:
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Attn: Chief Legal Officer
Email: [Separately Provided]
(b)
If to Splitco, to:

Liberty Sirius XM Holdings Inc.
c/o Sirius XM Radio Inc.
1221 Avenue of the Americas
New York, New York 10020
Attention: Neil Leibowitz
E-Mail: [Separately Provided]
or to such other address as the party to whom notice is given may have previously furnished to the other parties in writing in the manner set forth above, provided that any such notice, request or other communication to Distributing or Splitco not made by electronic mail shall be accompanied by a confirming copy sent by electronic mail.

9.7   Counterparts.   This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which together constitute one Agreement.
9.8   Binding Effect; Assignment.   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except with respect to a merger of a party, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party; provided, however, that each of Distributing and Splitco may assign its respective rights, interests, liabilities and obligations under this Agreement to any entity which is a member of its Group immediately following such assignment, but such assignment shall not relieve Distributing or Splitco, as the assignor, of its liabilities or obligations hereunder.
9.9   Severability.   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Upon a determination that any provision of this Agreement is prohibited or unenforceable in any jurisdiction, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the provisions contemplated hereby are consummated as originally contemplated to the fullest extent possible.
9.10   Amendments; Waivers.   Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law. Any consent provided under this Agreement must be in writing, signed by the party against whom enforcement of such consent is sought.
9.11   Effective Date.   This Agreement shall become effective on the date recited above on which the parties entered into this Agreement.
9.12   Changes in Law.   Any reference to a provision of the Code, Treasury Regulations, or any other Tax Law shall be deemed to refer to the relevant provisions of any successor statute, regulation, or law and shall refer to such provisions as in effect from time to time.
9.13   Authorization, Etc.   Each of the parties hereto hereby represents and warrants that it has the power and authority to execute, deliver and perform this Agreement, that this Agreement has been duly authorized by all necessary corporate action on the part of such party, that this Agreement constitutes a legal, valid and binding obligation of such party and that the execution, delivery and performance of this Agreement by such party does not contravene or conflict with any provision of law or of its charter or bylaws or any agreement, instrument or order binding such party.
9.14   No Third Party Beneficiaries.   Except as provided in Sections 7.2, 7.3, and 9.8, this Agreement is solely for the benefit of the parties and their respective Subsidiaries and is not intended to confer upon any other Person any rights or remedies hereunder. Notwithstanding anything in this Agreement to the contrary, this Agreement is not intended to confer upon any Splitco Indemnitees any rights or remedies against Splitco hereunder, and this Agreement is not intended to confer upon any Distributing Indemnitees any rights or remedies against Distributing hereunder.
9.15   Entire Agreement.   This Agreement embodies the entire understanding between the parties relating to its subject matter and supersedes and terminates any prior agreements and understandings between the parties with respect to such subject matter, and no party to this Agreement shall have any right, responsibility, obligation or liability under any such prior agreement or understanding. Any and all prior correspondence, conversations and memoranda are merged herein and shall be without effect hereon. No promises, covenants, or representations of any kind, other than those expressly stated herein, have been made to induce any party to enter into this Agreement.
9.16   No Strict Construction; Interpretation
(a)   Distributing and Splitco each acknowledge that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against any party hereto.
(b)   When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” “included,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The term “or” is not exclusive and means “and/or” unless the context in which such phrase is used shall dictate otherwise. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other such thing extends, and such phrase shall not mean simply “if” unless the context in which such phrase is used shall dictate otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers as of the date set forth above.
LIBERTY MEDIA CORPORATION
By:

 Name:
 Title:
LIBERTY SIRIUS XM HOLDINGS INC.
By:

 Name:
 Title:
[Signature Page to Tax Sharing Agreement]

ANNEX D
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
Dated as of December 11, 2023
by and among
LIBERTY MEDIA CORPORATION,
LIBERTY SIRIUS XM HOLDINGS INC.,
RADIO MERGER SUB, LLC
and
SIRIUS XM HOLDINGS INC.

D-i

D-ii

D-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2023 (this “Agreement”), is by and among LIBERTY MEDIA CORPORATION, a Delaware corporation (“Liberty”), LIBERTY SIRIUS XM HOLDINGS INC., a Delaware corporation and a wholly owned Subsidiary of Liberty (“SplitCo”), RADIO MERGER SUB, LLC, a Delaware limited liability company and a wholly owned Subsidiary of SplitCo (“Merger Sub”), and SIRIUS XM HOLDINGS INC., a Delaware corporation (“SiriusXM”). Certain terms used in this Agreement are used as defined in Section 10.10.
WHEREAS, in accordance with and pursuant to the Liberty Charter Documents (as defined below), the businesses, assets and liabilities of Liberty are currently attributed to three tracking stock groups: the Liberty SiriusXM Group (“Liberty SiriusXM”), the Formula One Group and the Liberty Live Group;
WHEREAS, subject to the receipt of the Liberty Stockholder Approval, prior to the Split-Off Effective Time, Liberty will, pursuant to the Liberty Charter Documents and the Reorganization Agreement, by and between SplitCo, Liberty and SiriusXM and dated as of the date hereof (the “Reorganization Agreement”), complete the Restructuring and, at the Split-Off Effective Time, pursuant to the Liberty Charter Documents and the Reorganization Agreement, complete the Redemption (collectively, the “Split-Off”);
WHEREAS, in accordance with the terms and conditions hereof, following the consummation of the Split-Off, the parties intend to effectuate the Merger, by virtue of which Merger Sub will be merged with and into SiriusXM, with SiriusXM surviving the Merger as the surviving corporation and a wholly owned subsidiary of SplitCo;
WHEREAS, the Board of Directors of Liberty acting by unanimous written consent has (a) approved and declared advisable and in the best interests of Liberty and its stockholders (including the holders of Liberty SiriusXM Common Stock): (i) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement) and (ii) this Agreement, each of the other Transaction Agreements to which Liberty is a party, and the transactions contemplated hereby and thereby (including the Merger and the other Transactions) and (b) resolved to recommend that holders of Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock, voting together as a separate class, approve the Split-Off;
WHEREAS, the Special Committee has approved and declared advisable and in the best interests of SiriusXM and its stockholders (other than Liberty, SplitCo or any of their respective Affiliates), and has recommended that the Board of Directors of SiriusXM approve, this Agreement, each of the other Transaction Agreements to which SiriusXM is a party, and the transactions contemplated hereby and thereby (including the Merger and the other Transactions);
WHEREAS, the Board of Directors of SiriusXM, following receipt of the recommendation of the Special Committee, has unanimously (a) approved and declared advisable and in the best interests of SiriusXM and its stockholders, this Agreement, each of the other Transaction Agreements to which SiriusXM is a party, and the transactions contemplated hereby and thereby (including the Merger and the other Transactions) and (b) resolved to recommend that the stockholders of SiriusXM adopt this Agreement;
WHEREAS, the Board of Directors of SplitCo, acting by unanimous written consent, has approved and declared advisable and in the best interests of SplitCo and its sole stockholder this Agreement, each of the other Transaction Agreements to which SplitCo is a party, and the transactions contemplated hereby and thereby (including the Merger and the other Transactions);
WHEREAS, Liberty Radio, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty (“Liberty Radio”), in its capacity as a stockholder of SiriusXM that holds a majority of the outstanding SiriusXM Common Stock, has delivered to SiriusXM a written consent pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”), adopting this Agreement (as the terms and conditions hereof may be amended, modified or waived) and approving the transactions contemplated hereby (including the Merger), which consent is to become effective immediately following the execution and delivery of this Agreement by all parties hereto (the “SiriusXM Stockholder Consent”);

WHEREAS, Liberty, in its capacity as the sole stockholder of SplitCo, has delivered to SplitCo a written consent pursuant to Section 228 of the DGCL adopting the SplitCo A&R Charter (as defined below), which consent is to become effective immediately following the execution and delivery of this Agreement by all parties hereto (the “SplitCo Stockholder Consent”) and whereas the Board of Directors of SplitCo has executed a written consent adopting the SplitCo A&R Charter and the SplitCo A&R Bylaws (as defined below) as of the Split-Off Effective Time;
WHEREAS, SplitCo, in its capacity as the sole and managing member of Merger Sub, has delivered to Merger Sub a written consent pursuant to Section 18-302(d) of the Delaware Limited Liability Company Act (the “DLLCA”) and the limited liability agreement of Merger Sub, (i) approving this Agreement (as the terms and conditions hereof may be amended, modified or waived) and (ii) approving each of the other Transaction Agreements to which Merger Sub is a party, and the transactions contemplated hereby and thereby (including the Merger and the Transactions) (the “Merger Sub Member Consent”);
WHEREAS, concurrently with the execution of this Agreement and as a condition and material inducement to SiriusXM entering into this Agreement, each of The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation, and The John C. Malone June 2003 Charitable Remainder Unitrust (collectively, the “Significant Stockholders”), as a Beneficial Owner of shares of Liberty SiriusXM Common Stock, is entering into a Voting Agreement with Liberty, SplitCo and SiriusXM agreeing to vote certain shares of Liberty SiriusXM Common Stock Beneficially Owned by such Significant Stockholders in favor of approval of the Split-Off and the transactions contemplated thereby, subject to the terms and conditions set forth therein (the “Voting Agreement”); and
WHEREAS, for U.S. federal income tax purposes, it is intended that the exchanges of SiriusXM Common Stock for the Merger Consideration pursuant to the Merger, taken together with the Contribution, will qualify as exchanges described in Section 351 of the Code;
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Liberty, SplitCo, Merger Sub and SiriusXM hereby agree as set forth herein.
ARTICLE I.
The Merger
SECTION 1.1   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the DLLCA, at the Merger Effective Time, Merger Sub shall be merged with and into SiriusXM (the “Merger”), and following the Merger the separate existence of Merger Sub shall thereupon cease, and SiriusXM shall be the surviving corporation in the Merger (the “Surviving Corporation”).
SECTION 1.2   Closing.   Subject to the completion of the Split-Off, the closing of the Merger (the “Closing”) shall take place substantially concurrently with (but following) the Split-Off Effective Time on the date that the Split-Off is consummated (the “Closing Date”) at the offices of O’Melveny & Myers LLP, Two Embarcadero Center, San Francisco, CA 94111, unless another time, date or place is agreed to in writing by the parties hereto.
SECTION 1.3   Effective Time of the Merger.   Subject to the provisions of this Agreement, as soon as practicable (and in all events following the Split-Off Effective Time) on the Closing Date, SiriusXM shall file with the Secretary of State of the State of Delaware a certificate of merger, in the form required by and executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “Certificate of Merger”) and shall make all other filings or recordings required under the DGCL and the DLLCA in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Merger Effective Time”).
SECTION 1.4   Effects of the Merger.   The Merger shall have the effects set forth herein and in the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the properties, rights, privileges, powers and franchises of Merger Sub and SiriusXM shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and SiriusXM shall become the debts, liabilities and duties of the Surviving Corporation.
SECTION 1.5   Certificate of Incorporation and Bylaws of the Surviving Corporation and SplitCo.
(a)   Prior to the Split-Off Effective Time, SplitCo shall cause the certificate of incorporation of SplitCo (the “SplitCo Charter”) and bylaws of SplitCo (the “SplitCo Bylaws”) to be amended and restated in their entirety in the forms set forth in Exhibit A-1 (the “SplitCo A&R Charter”) and Exhibit A-2 (the “SplitCo A&R Bylaws” and, together with the SplitCo A&R Charter, the “SplitCo Public Charter Documents”).
(b)   At the Merger Effective Time, (a) the amended and restated certificate of incorporation of SiriusXM in effect immediately prior to the Merger Effective Time and (b) the amended and restated bylaws of SiriusXM in effect immediately prior to the Merger Effective Time, shall be amended and restated to read in their entirety in the forms set forth in Exhibit B-1 and Exhibit B-2, respectively, until thereafter amended as provided therein or by applicable Law.
SECTION 1.6   Directors and Officers of SplitCo and Surviving Corporation.
(a)   The parties hereto shall take all requisite action so that, from and after the Merger Effective Time, (i) the total number of directors of SplitCo shall initially be nine, and (ii) the directors of SplitCo from and after the Merger shall be the individuals determined in accordance with this Section 1.6(a), each to hold office in accordance with the SplitCo Public Charter Documents (as amended from time to time) until each such director’s successor is duly elected and qualified, or until their earlier death, resignation or removal. The parties hereto shall take all requisite action so that, at the Merger Effective Time and until the third annual meeting of stockholders of SplitCo held after the Merger Effective Time, pursuant to the SplitCo A&R Charter, the board of directors of SplitCo shall be classified and divided into three classes, designated Class I, Class II and Class III, with each class initially consisting of three directors. Liberty has designated one individual set forth on Section 1.6(a)(i) of the Liberty Disclosure Schedule and shall, in consultation with SiriusXM’s management, designate an additional four individuals (who shall comply with the requirements set forth in Section 1.6(a)(ii) of the Liberty Disclosure Schedule) to initially serve as directors on the board of directors of SplitCo from and after the Merger Effective Time (the “Liberty Designees”), and SiriusXM has designated one individual set forth on Section 1.6(a)(i) of the SiriusXM Disclosure Schedule and shall designate an additional three individuals (who shall comply with the requirements set forth in Section 1.6(a)(ii) of the SiriusXM Disclosure Schedule) to initially serve as directors on the board of directors of SplitCo from and after the Merger Effective Time (the “SiriusXM Designees”), it being understood that each such individual designated by SiriusXM or Liberty pursuant to this sentence shall hold office in accordance with the SplitCo Public Charter Documents (as amended from time to time) until each such director’s successor is duly elected and qualified, or until their earlier death, resignation or removal. The parties hereto shall take all requisite action so that at the Merger Effective Time: (i) three SiriusXM Designees shall be designated as, and shall serve as, the initial Class I directors for a term expiring at the first annual meeting of stockholders of SplitCo held after the Merger Effective Time in accordance with the SplitCo A&R Charter, (ii) the remaining SiriusXM Designee and two Liberty Designees shall be designated as, and shall serve as, the initial Class II directors for a term expiring at the second annual meeting of stockholders of SplitCo held after the Merger Effective Time in accordance with the SplitCo A&R Charter and (iii) the remaining three Liberty Designees (including the director set forth on Section 1.6(a)(i) of the Liberty Disclosure Schedule and two directors who would qualify as “independent” directors under the Nasdaq listing rules with respect to each of SplitCo and Liberty) shall be designated as, and shall serve as, the initial Class III directors for a term expiring at the third annual meeting of stockholders of SplitCo held after the Merger Effective Time in accordance with the SplitCo A&R Charter. The parties hereto shall take all requisite action so that, from and after the Merger Effective Time, the individuals set forth in Section 1.6(a)(iii) of the SiriusXM Disclosure Schedule (as defined below) shall be, from and after the Merger Effective Time, the directors of the Surviving Corporation following the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of Surviving Corporation (as amended from time to time) until each such director’s successor is duly elected and qualified, or until their earlier death, resignation or removal.
(b)   The parties hereto shall take all requisite action so that, from and after the Merger Effective Time, (i) the officers of SiriusXM immediately prior to the Merger Effective Time shall be, from and after the Merger Effective Time, the officers of SplitCo following the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation (as amended from time to time) until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal and (ii) the officers of SiriusXM immediately prior to the Merger Effective Time shall be, from and after the Merger Effective Time, the officers of the Surviving Corporation following the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of Surviving Corporation (as amended from time to time) until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal.
ARTICLE II.
Effect of the Merger on the Capital Stock of the
Constituent Corporations; Exchange of Certificates; Stock Options
SECTION 2.1   Effect on Capital Stock.
(a)   At the Merger Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock or limited liability company interest of any party:
(i)   Conversion of SiriusXM Common Stock.   Subject to this Section 2.1(a) and Section 2.1(b), each share of common stock of SiriusXM, par value $0.001 per share (the “SiriusXM Common Stock”), issued and outstanding immediately prior to the Merger Effective Time, other than (A) the Liberty Owned SiriusXM Shares and (B) the shares of SiriusXM Common Stock to be canceled pursuant to Section 2.1(a)(ii), shall be automatically converted into and become the right to receive one (the “SiriusXM Exchange Ratio”) validly issued, fully paid and nonassessable share of SplitCo Common Stock (the “Merger Consideration”). At the Merger Effective Time, except as otherwise provided herein with respect to Liberty Owned SiriusXM Shares and shares cancelled in accordance with Section 2.1(a)(ii), all shares of SiriusXM Common Stock outstanding immediately prior to the Merger Effective Time shall be canceled upon their conversion and shall cease to exist and each holder of a SiriusXM Certificate and each holder of uncertificated shares of SiriusXM Common Stock shall cease to have any rights with respect thereto, except that such SiriusXM Certificate or uncertificated share shall represent only the right to receive (x) the Merger Consideration deliverable in respect of the shares of SiriusXM Common Stock represented by such SiriusXM Certificate or uncertificated share immediately prior to the Merger Effective Time and (y) any dividends or other distributions payable pursuant to Section 2.2(d), all to be issued or paid, without interest, in consideration therefor upon the surrender of such SiriusXM Certificate or uncertificated share in accordance with Section 2.2(c) (or, in the case of a lost, stolen or destroyed SiriusXM Certificate, Section 2.2(f)).
(ii)   Cancellation of Shares.   Each issued share of SiriusXM Common Stock that is owned by SiriusXM and issued and outstanding immediately prior to the Merger Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(iii)   Conversion of Merger Sub Limited Liability Company Interests.   All of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be, in the aggregate, automatically converted and divided into that number of shares of common stock, par value $0.001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”) equal to the number of shares of SiriusXM Common Stock outstanding immediately prior to the Merger Effective Time, excluding the Liberty Owned SiriusXM Shares and shares of SiriusXM Common Stock cancelled pursuant to Section 2.1(a)(ii).
(iv)   Conversion of Liberty Owned SiriusXM Shares.   Each Liberty Owned SiriusXM Share (which will be held by SplitCo and its Subsidiaries immediately following the Split-Off Effective Time) issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one validly issued, fully paid and nonassessable share of Surviving Corporation Common Stock.
(b)   Adjustments to Exchange Ratio.   So as to maintain the relative proportionate interests of the holders of the Liberty SiriusXM Common Stock and the SiriusXM Common Stock prior to the closing of the Transactions in SplitCo Common Stock immediately following the Merger Effective Time, the SiriusXM Exchange Ratio and the Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, SiriusXM Common Stock or Liberty SiriusXM Common Stock), reorganization, recapitalization, reclassification, combination or exchange of shares, or other similar change with respect to (i) SiriusXM Common Stock having a record date on or after the date hereof and prior to the Merger Effective Time and (ii) Liberty SiriusXM Common Stock having a record date occurring on or after the date hereof and prior to the Split-Off Effective Time; provided, however, that the Split-Off and related transactions shall not trigger the effects of this Section 2.1(b).
SECTION 2.2   Exchange of Certificates and Book-Entry Shares.
(a)   Exchange Agent.   Prior to the Closing Date, SplitCo shall (i) enter into an agreement reasonably satisfactory to SiriusXM, SplitCo and Liberty (“Transfer Agent Agreement”) with a transfer agent mutually acceptable to Liberty and SiriusXM (the “Transfer Agent”), and (ii) select an institution to serve as exchange agent mutually agreeable to Liberty and SiriusXM (“Exchange Agent”) and enter into an agreement reasonably satisfactory to SiriusXM, SplitCo and Liberty with the Exchange Agent (“Exchange Agent Agreement”) pursuant to which the Exchange Agent will exchange Certificates (as defined below) and Book-Entry Shares (as defined below) for the Merger Consideration, as applicable, as set forth in this Article II. At the Closing, SplitCo shall instruct the Transfer Agent to, promptly following the Merger Effective Time, issue and deposit, in trust for the benefit of the holders of record of shares of SiriusXM Common Stock immediately prior to the Merger Effective Time, with the Exchange Agent for exchange in accordance with this Article II shares in book-entry form representing the shares of SplitCo Common Stock issuable pursuant to Section 2.1 (such shares of SplitCo Common Stock, together with any dividends or other distributions with respect thereto with a record date after the Merger Effective Time, being hereinafter referred to as the “Exchange Fund”).
(b)   Exchange Procedures.   Promptly after the Merger Effective Time, and in any event no later than ten (10) Business Days after the Merger Effective Time, SplitCo shall cause the Exchange Agent to mail to each holder of record of a certificate which immediately prior to the Merger Effective Time represented outstanding shares of SiriusXM Common Stock (other than the Liberty Owned SiriusXM Shares) (the “Certificates”) which at the Merger Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in customary form and shall have such other provisions as SplitCo may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any dividends or other distributions to which holders of Certificates are entitled pursuant to Section 2.2(d). Each holder of shares in book-entry form which immediately prior to the Merger Effective Time represented outstanding shares of SiriusXM Common Stock (other than the Liberty Owned SiriusXM Shares and shares cancelled in accordance with Section 2.1(a)(ii)) (“Book-Entry Shares”) shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration payable pursuant to Section 2.1. In lieu thereof, each holder of record of one or more Book-Entry Shares may provide an “agent’s message” in customary form with respect to any Book-Entry Share (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), or upon receipt by the Exchange Agent of an appropriate agent’s message (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of book-entry transfer of Book-Entry Shares, each holder of such shares of SiriusXM Common Stock that have been converted into a right to receive the Merger Consideration shall be entitled to receive in exchange therefor: (A) shares in book-entry form representing that number of whole shares of SplitCo Common Stock that such holder has the right to receive pursuant to the provisions of this Article II after taking into account all of the shares of SiriusXM Common Stock then held by such holder under all such Certificates so surrendered and Book-Entry Shares so exchanged and (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(d), and the Certificate(s) so surrendered and/or Book-Entry Share(s) so exchanged shall forthwith be canceled. Until surrendered or exchanged as contemplated by this Section 2.2(b), each Certificate and Book-Entry Share shall be deemed at any time after the Merger Effective Time to represent only the right to receive the Merger Consideration and any dividends or other distributions to which the holder of such Certificate or Book-Entry Share is entitled pursuant to Section 2.2(d), in each case, without interest.

(c)   Certificate Holder.   If any portion of the Merger Consideration (or any other payment provided for in this Article II) is to be paid or registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the payment or registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of Merger Consideration (or other payment) shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment or registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d)   Distributions with Respect to Unexchanged Shares.   No dividends or other distributions with respect to SplitCo Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or non-exchanged Book-Entry Share with respect to the shares of SplitCo Common Stock that the holder thereof has the right to receive upon the surrender thereof until the holder of such Certificate or Book-Entry Share shall surrender such Certificate or exchange such Book-Entry Share in accordance with this Article II. Following surrender of any Certificate or exchange of any Book-Entry Share in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (i) promptly following the time of such surrender or exchange the amount of dividends or other distributions, payable with respect to that number of whole shares of SplitCo Common Stock issuable in exchange for such Certificate or Book-Entry Share pursuant to this Article II, with a record date after the Merger Effective Time and paid with respect to SplitCo Common Stock prior to such surrender, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender or exchange and a payment date subsequent to such surrender or exchange payable with respect to such whole shares of SplitCo Common Stock.
(e)   Transfer Books; No Further Ownership Rights.   All shares of SplitCo Common Stock issued upon the surrender of Certificates and exchange of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of SiriusXM Common Stock previously represented by such Certificates and Book-Entry Shares, and at the Merger Effective Time the stock transfer books of SiriusXM shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of SiriusXM Common Stock that were outstanding immediately prior to the Merger Effective Time. Except as required by applicable Law, from and after the Merger Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of SiriusXM Common Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares. Subject to the last sentence of Section 2.2(g), if, at any time after the Merger Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, SplitCo or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
(f)   Lost, Stolen or Destroyed Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to have been lost, stolen or destroyed and, if required by SplitCo, the posting by such Person of a bond, in such reasonable amount as SplitCo may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, as applicable, the Merger Consideration and any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.2(d), in each case pursuant to this Agreement.
(g)   Termination of Fund.   Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares for six (6) months after the Merger Effective Time shall be delivered to SplitCo, upon demand by SplitCo and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to SplitCo for payment of their claim for (i) the Merger Consideration and (ii) any dividends or other distributions with respect to shares of SplitCo Common Stock in accordance with this Article II. If any Certificate or Book-Entry Share shall not have been surrendered or exchanged, as applicable, immediately prior to such date on which any Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.2(d)) would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.2(d)) shall become, to the extent permitted by applicable Law, the property of SplitCo, free and clear of all claims or interest of any Person previously entitled thereto.

(h)   No Liability.   Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of SplitCo Common Stock (or dividends or other distributions with respect thereto) or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(i)   Withholding Taxes.   SplitCo, the Surviving Corporation and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of SiriusXM Common Stock or to any other Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by SplitCo, the Surviving Corporation and/or the Exchange Agent, as applicable, and paid over to the appropriate Governmental Authority, such amounts shall be treated for the purposes of this Agreement as having been paid to the holder of shares of SiriusXM Common Stock or other Person, as applicable, in respect of which such deduction and withholding was made.
SECTION 2.3   SiriusXM Equity Awards.
(a)   SiriusXM Stock Options.   At the Merger Effective Time, each SiriusXM Stock Option (whether or not vested) that is outstanding and unexercised immediately prior to the Merger Effective Time, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option award to purchase SiriusXM Common Stock and be converted into an option award to purchase SplitCo Common Stock (an “Adjusted SiriusXM Stock Option”) governed by the same terms and conditions (including any applicable vesting requirements) as applied to such SiriusXM Stock Option immediately prior to the Merger Effective Time, except that (1) the number of shares of SplitCo Common Stock subject to such Adjusted SiriusXM Stock Option shall be equal to the product of (x) the SiriusXM Exchange Ratio, multiplied by (y) the number of shares of SiriusXM Common Stock subject to such SiriusXM Stock Option immediately prior to the Merger Effective Time, rounded down to the next whole share of SplitCo Common Stock and (2) the per share exercise price of such Adjusted SiriusXM Stock Option shall be equal to the quotient of (A) the exercise price per share of the SiriusXM Common Stock Option immediately prior to the Merger Effective Time divided by (B) the SiriusXM Exchange Ratio, with the result rounded up to the nearest cent. It is the intent of the parties that conversion of each SiriusXM Stock Option to an Adjusted SiriusXM Option shall be effected in a manner that satisfies the requirements of Section 409A of the Code and the Treasury Regulations, and this Section 2.3(a) will be construed consistent with this intent.
(b)   SiriusXM Restricted Stock Units.   At the Merger Effective Time, each SiriusXM Restricted Stock Unit that is outstanding immediately prior to the Merger Effective Time shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit award denominated in shares of SiriusXM Common Stock and be converted into a restricted stock unit award denominated in shares of SplitCo Common Stock (an “Adjusted SiriusXM Restricted Stock Units”), governed by the same terms and conditions (including any applicable service-based or performance-based vesting requirements) as applied to each such SiriusXM Restricted Stock Units immediately prior to the Merger Effective Time, except that the number of shares of SplitCo Common Stock subject to such Adjusted SiriusXM Restricted Stock Units shall be equal to the product of (x) the SiriusXM Exchange Ratio (as defined below), multiplied by (y) the number of shares of SiriusXM Common Stock subject to such SiriusXM Restricted Stock Units immediately prior to the Merger Effective Time, rounded down to the next whole share of SplitCo Common Stock. For the avoidance of doubt, any amounts relating to dividend equivalent rights, if any, that are accrued but unpaid under an outstanding SiriusXM Restricted Stock Units as of immediately prior to the Merger Effective Time shall be converted consistent with the foregoing and remain subject to the same terms and conditions (including any applicable service-based or performance-based vesting requirements) as were applicable under such SiriusXM Restricted Stock Units immediately prior to the Merger Effective Time.
(c)   Authorization.   Prior to the Merger Effective Time, SiriusXM or the Board of Directors of SiriusXM (or the applicable committee thereof), as applicable, shall adopt resolutions and take all other actions necessary to authorize and direct the treatment of the SiriusXM Equity Awards set forth in this Section 2.3.

SECTION 2.4   Actions by SplitCo.
(a)   At the Merger Effective Time, by virtue of the Merger and without the need of any further corporate action by SplitCo or the Surviving Corporation, SplitCo shall assume the SiriusXM Stock Plans, including all obligations with respect to the SiriusXM Equity Awards outstanding at the Merger Effective Time (adjusted pursuant to Section 2.3). Following the Merger Effective Time, all references in the SiriusXM Stock Plans to “the Company” will be deemed amended to refer instead to SplitCo and the SplitCo Board of Directors or a committee thereof will succeed to the authority and responsibility of the SiriusXM Board of Directors or any applicable committee thereof with respect to the administration of the SiriusXM Stock Plans.
(b)   As soon as practicable after the Merger Effective Time, SplitCo shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of SplitCo Common Stock subject to SiriusXM Equity Awards outstanding at the Merger Effective Time (adjusted pursuant to Section 2.3).
(c)   As soon as practicable after the Merger Effective Time, SplitCo shall deliver to the holders of SiriusXM Equity Awards outstanding at the Merger Effective Time (adjusted pursuant to Section 2.3) appropriate notices setting forth such holders’ rights after giving effect to the Merger as described in Section 2.3.
ARTICLE III.
Representations and Warranties of Liberty
Except (a) as set forth in the disclosure schedule delivered by Liberty to SiriusXM simultaneously with the execution of this Agreement (the “Liberty Disclosure Schedule”) and (b) as set forth in the Liberty SEC Documents publicly available and filed with or furnished to the SEC since December 31, 2021 but at least three (3) Business Days prior to the date of this Agreement (excluding any disclosures (i) referenced in the “Forward Looking Statements” section(s), (ii) in any risk factors section and (iii) any other disclosures that are similarly predictive or forward-looking in nature), Liberty represents and warrants to SiriusXM that the statements contained in this Article III, in each case other than with respect to SiriusXM and its Subsidiaries, are true and correct. The Liberty Disclosure Schedule shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III and Article IV, and the disclosure in any section shall be deemed to qualify the numbered and lettered sections contained in this Article III and Article IV that correspond to the section of the Liberty Disclosure Schedule in which such disclosure is set forth as well as any other sections in this Article III and Article IV to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.
SECTION 3.1   Organization, Standing and Corporate Power.
(a)   Liberty is (a) a corporation duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization with full corporate power and authority to own, lease, use and operate its properties and to conduct its business (with respect to Liberty SiriusXM) as currently conducted, and (b) duly qualified or licensed to do business (with respect to Liberty SiriusXM) and, to the extent applicable, in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases, uses or operates requires it to be so qualified, licensed or in good standing (in each case, with respect to Liberty SiriusXM), except where the failures to be so qualified, licensed or in good standing have not had a Material Adverse Effect on the SplitCo Business or on SplitCo and its Subsidiaries (“SplitCo Material Adverse Effect”).
(b)   Liberty has delivered to SiriusXM correct and complete copies of its certificate of incorporation and bylaws (the “Liberty Charter Documents”), in each case as amended to the date of this Agreement. All such Liberty Charter Documents are in full force and effect and Liberty is not in violation of any of their respective provisions.
SECTION 3.2   Capitalization.
(a)   Prior to the consummation of the Split-Off, the authorized capital stock of Liberty with respect to Liberty SiriusXM consists of 4,075,000,000 shares of Liberty SiriusXM Common Stock, of which

2,000,000,000 are designated as Series A Liberty SiriusXM Common Stock, par value $0.01 per share (“Series A Liberty SiriusXM Common Stock”), 75,000,000 are designated as Series B Liberty SiriusXM Common Stock, par value $0.01 per share (“Series B Liberty SiriusXM Common Stock”), and 2,000,000,000 are designated as Series C Liberty SiriusXM Common Stock, par value $0.01 per share (“Series C Liberty SiriusXM Common Stock”, and together with Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock, “Liberty SiriusXM Common Stock”). At the close of business on December 8, 2023, (i) 98,134,522 shares of Series A Liberty SiriusXM Common Stock were issued and outstanding (which figure includes 706 Series A Liberty SiriusXM Restricted Shares), 9,761,336 shares of Series B Liberty SiriusXM Common Stock were issued and outstanding and 218,682,677 shares of Series C Liberty SiriusXM Common Stock were issued and outstanding (which figure includes 9,170 Series C Liberty SiriusXM Restricted Shares) and (ii) no shares of Liberty SiriusXM Common Stock were held by Liberty in its treasury. In addition, Liberty has authorized 50,000,000 shares of preferred stock, par value $0.01 per share (“Liberty Preferred Stock”), none of which are issued and outstanding. All outstanding shares of Liberty SiriusXM Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Included in Section 3.2(a) of the Liberty Disclosure Schedule is a correct and complete list, as of the close of business on December 8, 2023, of all outstanding options, restricted stock units or other rights to purchase or receive shares of Liberty SiriusXM Common Stock (excluding Liberty SiriusXM Restricted Shares) granted under the Liberty Stock Plans or otherwise by Liberty, and, for each such option, restricted stock unit or other right (excluding Liberty SiriusXM Restricted Shares), (A) the number of shares of Liberty SiriusXM Common Stock subject thereto and the exercise price thereof, as applicable, and (B) the grant and expiration dates thereof, as applicable, and the name of the holder thereof. Since December 8, 2023, Liberty has not issued any shares of Liberty SiriusXM Common Stock, or any securities convertible into or exchangeable or exercisable for any shares of Liberty SiriusXM Common Stock, other than pursuant to the exercise of outstanding options or vesting of restricted stock units referred to above in this Section 3.2(a) or as is contemplated by Section 6.2(a)(i).
(b)   Except as expressly provided by any Transaction Agreement, except as expressly provided in Section 3.2(a) and except in connection with any obligations for the net settlement of or withholding obligations relating to any options, Liberty SiriusXM Restricted Shares, restricted stock units or other rights to purchase or receive shares of Liberty SiriusXM Common Stock, in each case, set forth on Section 3.2(a) of the Liberty Disclosure Schedule (or, with respect to Liberty SiriusXM Restricted Shares, set forth in Section 3.2(a)) or issued after the date hereof as expressly permitted by this Agreement, there are no outstanding obligations of Liberty or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Liberty SiriusXM Common Stock (or any options, warrants or other rights to acquire any shares of Liberty SiriusXM Common Stock) other than Liberty SiriusXM Restricted Shares that may be forfeited by their terms.
SECTION 3.3   Authority; Noncontravention; Voting Requirements.
(a)   Liberty has all necessary corporate power and authority to execute and deliver this Agreement and each other Transaction Agreement to which it is a party, and, subject to obtaining the Liberty Stockholder Approval, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance by Liberty of this Agreement and each other Transaction Agreement to which it is a party, and the consummation by it of the Transactions, have been duly authorized and approved by Liberty’s Board of Directors, and subject to the effectiveness of the Liberty Stockholder Approval, SplitCo Stockholder Consent, Merger Sub Member Consent and Sirius Stockholder Consent, no other corporate action on the part of Liberty is necessary to authorize the execution, delivery and performance by Liberty of this Agreement and each other Transaction Agreement to which it is a party and the consummation by it of the Transactions. This Agreement and each other Transaction Agreement to which it is a party has been duly executed and delivered by Liberty and, assuming due authorization, execution and delivery hereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of Liberty, enforceable against Liberty in accordance with each of their respective terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(b)   Except as set forth in Section 3.3(b) of the Liberty Disclosure Schedule, neither the execution and delivery of this Agreement or any of the other Transaction Agreements to which it is a party by Liberty nor the consummation by Liberty of the Transactions, nor compliance by Liberty with any of the terms or provisions of this Agreement or any of the other Transaction Agreements to which it is a party, will:
(i)   conflict with or violate any provision of the Liberty Charter Documents;
(ii)   violate, or conflict with, or result in a breach of any provision of, or constitute a change of control or default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or require any action, consent, waiver or approval of any third party or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or give rise to any obligation to make a payment under, or to any increased, additional or guaranteed rights of any Person under (including any right of any security holder to put to or require Liberty or any of its Subsidiaries to purchase such securities), or result in the creation of any Lien upon any of the properties or assets of Liberty or any of its Subsidiaries (in each case, with respect to Liberty SiriusXM) or under any of the terms, conditions or provisions of any material Contract to which Liberty or any of its Subsidiaries is a party or pursuant to which any of their respective properties or assets are bound (in each case, with respect to Liberty SiriusXM), except in any such case other than Liberty SiriusXM Indebtedness Agreements for any such conflicts, violations, breaches, defaults or occurrences which would not prevent or materially delay the performance of this Agreement or the other Transaction Agreements by Liberty or the consummation of the Transactions;
(iii)   assuming the approvals required under Section 3.3(b)(iv) are obtained, violate any order, writ, or injunction, or any decree, or any material Law applicable to Liberty or any of its Subsidiaries, or any of their respective properties or assets; or
(iv)   require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (x) (A) the filing with the SEC of the registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”) by SplitCo in connection with the issuance of shares of SplitCo Common Stock in the Split-Off and Merger, which shall contain a prospectus and a proxy statement relating to the Liberty Stockholders Meeting to obtain the Liberty Stockholder Approval (as amended or supplemented from time to time, the “Prospectus / Proxy Statement”), and shall also contain (1) a notice to the stockholders of SiriusXM pursuant to Section 228(e) of the DGCL and (2) a Schedule 14C (Information Statement), in each case, with respect to the SiriusXM Stockholder Consent and Merger), (B) the filing with the SEC of (1) a Form 8-A to register the SplitCo Common Stock, (2) a Form 25 to delist the SiriusXM Common Stock and a Form 15 to terminate the registration of SiriusXM and (3) filings required under Section 16 and Section 13(d) of the Exchange Act in connection with the Transactions, (C) prior to the Split-Off Effective Time, the filing with the Secretary of State of the State of Delaware of the SplitCo A&R Charter, (D) after the Merger Effective Time, the filing of a registration statement on Form S-8 by SplitCo with respect to the shares of SplitCo Common Stock issuable upon exercise of the SiriusXM Stock Options assumed by SplitCo and issuable upon exercise of the SplitCo option awards (as defined in the Reorganization Agreement) and as to which Form S-8 is available, (E) other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of Nasdaq, (F) filings by Liberty required under, and compliance with other applicable requirements of, the HSR Act and the rules and regulations promulgated thereunder, and any similar Laws of foreign jurisdictions and (G) approval of the Transactions under the Communications Act (the “Liberty FCC Approvals”) and (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not prevent or materially delay the performance of this Agreement or the other Transaction Agreements by Liberty or the consummation of the Transactions.
(c)   The Board of Directors of Liberty acting by unanimous written consent has (i) approved and declared advisable and in the best interests of Liberty and its stockholders (including the holders of Liberty SiriusXM Common Stock) (A) the Split-Off and the transactions contemplated thereby (including the transactions contemplated by the Reorganization Agreement) and (B) this Agreement, each of the other Transaction Agreements to which Liberty is a party, and the transactions contemplated hereby and thereby (including the Merger and the Transactions), and (ii) resolved to recommend that holders of Series A

Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock, voting together as a separate class, approve the Split-Off (subject to Section 6.4(c)).
(d)   No Default (as defined in the Liberty SiriusXM Indebtedness Agreements) has occurred and is continuing or Event of Default (as defined in the Liberty SiriusXM Indebtedness Agreements) has occurred, and immediately after giving effect to the Transactions (assuming the actions set forth in Section 3.3(b) of the Liberty Disclosure Schedule have occurred), there shall be no Default or Event of Default, under the Liberty SiriusXM Indebtedness Agreements. Section 3.3(d) of the Liberty Disclosure Schedule sets forth a true and complete list of all indebtedness for borrowed money of Liberty or any of its Subsidiaries with respect to the SplitCo Business and, as of the date hereof, the principal amount thereof and all accrued interest thereon.
(e)   The affirmative vote (in person or by proxy) of the holders of record of a majority of the aggregate voting power of the shares of the Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock, voting together as a separate class, that are present (in person or by proxy) and entitled to vote at the Liberty Stockholders Meeting or any adjournment or postponement thereof, in favor of the approval of the Redemption (the “Liberty Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of Liberty that is legally required to approve the Transactions.
SECTION 3.4   Liberty SEC Documents; Financial Statements.
(a)   As of their respective dates (or, if amended prior to the date hereof, as of such amendment date), all reports, prospectuses, forms, schedules, registration statements, proxy statements or information statements required to be filed by Liberty under the Securities Act or under the Exchange Act, in each case, to the extent relating to or affecting Liberty SiriusXM or the Transactions (the “Liberty SEC Documents”), complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and none of such Liberty SEC Documents when filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2021, Liberty has timely filed all reports and other filings required to be filed with the SEC under the rules and regulations of the SEC. The books and records of Liberty and its Subsidiaries (with respect to Liberty SiriusXM) have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Liberty SEC Documents (including any related notes and schedules) solely as they relate to Liberty SiriusXM fairly present in all material respects the financial position of Liberty SiriusXM as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the dates then ended, subject, where appropriate, to normal, recurring year-end adjustments in each case in accordance with past practice and GAAP during the periods involved (except as otherwise stated therein) (none of which are material, individually or in the aggregate to the Knowledge of Liberty). Each of the foregoing representations in this Section 3.4(a) is made only with respect to information relating to assets and liabilities attributed to Liberty SiriusXM and with “materiality” being defined by reference to Liberty SiriusXM.
(b)   From the date of the most recent audited balance sheet or unaudited balance sheet (the “Liberty Balance Sheet Date”) included in the Liberty SEC Documents to the date hereof, except as set forth in Section 3.4(b) of the Liberty Disclosure Schedule, (i) the business of Liberty attributed to Liberty SiriusXM has been conducted in the ordinary course of business consistent with past practices, (ii) there has not been any event, circumstance, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material impact on the business of Liberty attributed to Liberty SiriusXM; provided that SiriusXM’s business, assets, properties, liabilities, results of operations or financial condition and any Event with respect thereto shall be excluded for purposes of any determination as to the existence of a “material impact” with respect to the business of Liberty attributed to Liberty SiriusXM, (iii) neither Liberty nor a Subsidiary of Liberty as it relates to Liberty SiriusXM has waived, released, compromised or settled any right or claim of substantial value to Liberty, any of its Subsidiaries or any other Person and (iv) neither Liberty nor a Subsidiary of Liberty as it relates to Liberty SiriusXM has engaged in any transaction or taken any other action except in the ordinary course of business consistent with past practices.

(c)   To the Knowledge of Liberty, there are no Liabilities of Liberty and its Subsidiaries attributed to Liberty SiriusXM, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a Liability, other than (i) Liabilities disclosed or provided for in the most recent audited consolidated financial statements and unaudited consolidated interim financial statements included in the Liberty SEC Documents; (ii) Liabilities for Taxes; (iii) Liabilities set forth in Section 3.4(c) of the Liberty Disclosure Schedule; and (iv) Liabilities incurred in the ordinary course of business consistent with past practice that are not material, individually or in the aggregate, relative to the business of Liberty attributed to Liberty SiriusXM; provided that (A) in no event shall any Liability of SiriusXM or any of its Subsidiaries be deemed a Liability of Liberty or any of its Subsidiaries for purposes of this Section 3.4(c) and (B) SiriusXM’s business, assets, properties, liabilities, results of operations or financial condition and any Event with respect thereto shall be excluded for purposes of any determination as to the existence of a “material impact” with respect to the business of Liberty attributed to Liberty SiriusXM.
SECTION 3.5   Information Supplied.   None of the information supplied (or to be supplied) in writing by or on behalf of Liberty specifically for inclusion in or incorporation by reference in, and which is included in or incorporated by reference in, (a) the Form S-4 will, at the time (i) that the Form S-4 or any amendments or supplements thereto are filed with the SEC, (ii) the Form S-4 becomes effective under the Securities Act, (iii) of the Liberty Stockholders Meeting, (iv) of the Split-Off and (v) of the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading, and (b) the Prospectus / Proxy Statement will, on the date it is first mailed to stockholders of Liberty and at the time of the Liberty Stockholders Meeting (or filing with the SEC (as applicable)), be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication. The Form S-4 and Prospectus / Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act. Notwithstanding the foregoing, Liberty makes no representation or warranty with respect to information supplied by or on behalf of SiriusXM for inclusion or incorporation by reference in any of the foregoing documents.
SECTION 3.6   Brokers and Other Advisors.   Except for JPMorgan Chase & Co. (“JPMorgan”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Liberty or any of its Subsidiaries.
SECTION 3.7   Liberty Owned SiriusXM Shares.
(a)   As of the date hereof, all of the shares of SiriusXM capital stock Beneficially Owned by Liberty (excluding, for the avoidance of doubt, any shares owned by the executive officers and directors of Liberty in their respective individual capacities or through entities for estate planning purposes) are owned as follows: (i) 1,000,000,000 shares of SiriusXM Common Stock are Beneficially Owned by Liberty SIRI Marginco, LLC, a Delaware limited liability company (“Liberty SIRI Marginco”), and (ii) 2,205,832,796 shares of SiriusXM Common Stock are Beneficially Owned by Liberty Radio, each wholly owned Subsidiaries of Liberty. All of the shares of SiriusXM capital stock Beneficially Owned by Liberty (excluding, for the avoidance of doubt, any shares Beneficially Owned by the executive officers and directors of Liberty in their respective individual capacities or through entities for estate planning purposes) are owned free and clear of any and all Liens, other than those Liens securing obligations under the Margin Loan Agreement. Except as provided for in this Section 3.7, as of the date hereof, Liberty does not Beneficially Own any other shares of SiriusXM capital stock or any options or other rights to purchase or receive shares of SiriusXM capital stock (excluding, for the avoidance of doubt, any shares, options or other rights to purchase or receive shares of SiriusXM capital stock owned by the executive officers and directors of Liberty in their respective individual capacities or through entities for estate planning purposes). Immediately following the Split-Off and prior to the Merger Effective Time, SplitCo and its Subsidiaries will have good and valid title to the Liberty Owned SiriusXM Shares, free and clear of any and all Liens (other than Liens securing obligations under the Margin Loan Agreement and restrictions set forth in this Agreement), and Liberty will have no right, title or interest in or to the Liberty Owned SiriusXM Shares.
(b)   (i) Except for the 2.75% Exchangeable Senior Debentures, Liberty has not entered into or acquired any derivative Contract with respect to any shares of SiriusXM Common Stock, other than the shares described in the first sentence of Section 3.7(a), and (ii) Liberty has not entered into any other hedging or other similar transaction that has the effect of providing Liberty with the economic benefits, voting rights or risks of ownership of any shares of SiriusXM Common Stock, other than the shares described in the first sentence of Section 3.7(a), in each case, which remains outstanding or in effect.
SECTION 3.8   Solvency.   Immediately prior to, and after, the Closing, (a) the fair value of the assets of Liberty and each of its Subsidiaries will exceed each of its respective Liabilities, (b) each of Liberty and its Subsidiaries will be able to pay its Liabilities, as such Liabilities become absolute and matured and (c) neither Liberty nor any of its Subsidiaries will have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.
SECTION 3.9   State Takeover Statutes.   No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States (with the exception of Section 203 of the DGCL) applicable to Liberty is applicable to the Transactions. The action of the Board of Directors of Liberty in approving this Agreement and the Transactions is sufficient to render inapplicable to this Agreement and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.
SECTION 3.10   Tax Matters.
(a)   Except as would not reasonably be expected to have a SplitCo Material Adverse Effect:
(i)   (A) All Tax Returns required to be filed with any Taxing Authority by or on behalf of SplitCo or any of the Contributed Subsidiaries, or with respect to the SplitCo Assets or the SplitCo Business, have been timely filed when due (taking into account any extension of time within which to file) in accordance with all applicable Laws; (B) all such Tax Returns are true, accurate and complete in all respects and have been prepared in substantial compliance with all applicable Laws; (C) all Taxes due and payable (including any Taxes that are required to be collected, deducted or withheld in connection with any amounts paid or owing to, or received or owing from, any employee, creditor, independent contractor or other third party) by SplitCo or any of the Contributed Subsidiaries, or in respect of the SplitCo Assets or SplitCo Business, have been timely paid (or collected or withheld and remitted) to the appropriate Taxing Authority, except for Taxes or Tax matters being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (D) no written claim has been made by any Taxing Authority in a jurisdiction where a Tax Return is not filed by or on behalf of SplitCo or any of the Contributed Subsidiaries, or with respect to the SplitCo Assets or the SplitCo Business, that SplitCo, any of the Contributed Subsidiaries, the SplitCo Assets or the SplitCo Business is, or may be, subject to Tax by or required to file or be included in a Tax Return in that jurisdiction; and (E) there are no Liens on any of the SplitCo Assets or the SplitCo Business that arose in connection with any failure (or alleged failure) to pay any Tax (except for Liens that arise by operation of Law for Taxes not yet due and payable);
(ii)   All applicable Laws relating to the payment and withholding of Taxes by SplitCo or any of the Contributed Subsidiaries, or with respect to the SplitCo Assets or the SplitCo Business, have been complied with and all amounts required to be so withheld and paid over under all applicable Laws have been, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Taxing Authorities;
(iii)   (A) No outstanding written claim has been received by, and no audit, Action, suit or proceeding is in progress, against or with respect to SplitCo, any of the Contributed Subsidiaries, the SplitCo Assets or the SplitCo Business in respect of any Tax; and (B) all deficiencies, assessments or proposed adjustments asserted against SplitCo, any of the Contributed Subsidiaries, the SplitCo Assets or SplitCo Business by any Taxing Authority have been paid or fully and finally settled;
(iv)   Neither SplitCo nor any of the Contributed Subsidiaries (A) is a party to any tax sharing, tax allocation or tax indemnification agreement (other than the Liberty Tax Sharing Policies, the Tax Sharing Agreement and the Sirius/Liberty Tax Sharing Agreement) or (B) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor, except for such liability arising from membership in a Liberty Combined Group;
(v)   None of SplitCo, any of the Contributed Subsidiaries or any other entity holding SplitCo Assets or a SplitCo Business has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);
(vi)   Neither SplitCo nor any of the Contributed Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other agreement or ruling relating to Taxes with any Taxing Authority that will remain in effect with respect to SplitCo, any of the Contributed Subsidiaries, the SplitCo Assets or the SplitCo Business after the Closing; and
(vii)   Other than in connection with the ABHI Split-Off or the Split-Off, during the two-year period ending on the date of this Agreement, none of SplitCo, any of the Contributed Subsidiaries or any other entity holding SplitCo Assets or a SplitCo Business has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355(a) of the Code.
(b)   Liberty has complied in all material respects with its obligations under the Sirius/Liberty Tax Sharing Agreement.
(c)   As of the date of this Agreement, Liberty is not aware of any fact, agreement, plan or other circumstance that could reasonably be expected to (i) prevent or preclude the exchanges of SiriusXM Common Stock for the Merger Consideration pursuant to the Merger, taken together with the Contribution, from qualifying for the Merger Intended Tax Treatment, (ii) cause the Split-Off to fail to qualify for the Split-Off Intended Tax Treatment or (iii) prevent or preclude Liberty from delivering the Liberty Split-Off Representation Letters or SplitCo from delivering the SplitCo Merger Representation Letter or the SplitCo Split-Off Representation Letters.
SECTION 3.11   Absence of Operations.   Liberty Radio and Liberty SIRI Marginco have conducted no activities prior to the Split-Off Effective Time other than as provided in Section 3.11 of the Liberty Disclosure Schedule.
SECTION 3.12   Investigation; Reliance.   Liberty hereby acknowledges and agrees that SiriusXM makes no representations or warranties to Liberty, express or implied, other than those representations and warranties set forth in this Agreement and the other Transaction Agreements. Liberty hereby expressly acknowledges and agrees that, except in the case of fraud or willful breach, neither SiriusXM nor any Person will have or be subject to any liability to Liberty or any other Person resulting from any statements or communications by SiriusXM or any of its Affiliates or Representatives with respect to any matter in connection with its investigation or evaluation of the Transactions, including any information, document or material made available in any offering memorandum, in any “data room,” in any management presentations or in any other form, except for the representations and warranties expressly set forth in this Agreement and the other Transaction Agreements.
ARTICLE IV.
Representations and Warranties of SplitCo and Merger Sub
Except (a) as set forth in the Liberty Disclosure Schedule and (b) as set forth in the Liberty SEC Documents publicly available and filed with or furnished to the SEC since December 31, 2021 but at least three (3) Business Days prior to the date of this Agreement (excluding any disclosures (i) referenced in the “Forward Looking Statements” section(s), (ii) in any risk factors section and (iii) any other disclosures that are similarly predictive or forward-looking in nature), each of SplitCo and Merger Sub represents and warrants to SiriusXM that the statements contained in this Article IV, in each case other than with respect to SiriusXM and its Subsidiaries, are true and correct.
SECTION 4.1   Organization, Standing and Power.
(a)   Each of SplitCo, Merger Sub and, as of the Split-Off Effective Time, SplitCo’s other Subsidiaries is (a) a corporation, limited liability company or other legal entity duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization with full corporate or other power, as the case may be, and authority to own, lease, use and operate its properties and to conduct its business as currently conducted, and (b) duly qualified or licensed to do business and, to the extent applicable, in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases, uses or operates requires it to be so qualified, licensed or in good standing, except where the failures to be so qualified, licensed or in good standing have not had a SplitCo Material Adverse Effect.
(b)   As of the date hereof, Merger Sub is SplitCo’s only Subsidiary. Section 4.1(b) of the Liberty Disclosure Schedule lists all Subsidiaries of SplitCo together with (i) the jurisdiction of organization of each such Subsidiary and (ii) in the case of Subsidiaries that are not wholly owned by SplitCo, the percentage owned by SplitCo, or in the case of an indirect Subsidiary, the percentage owned by a Subsidiary of SplitCo, in each case as of the Split-Off Effective Time. As of the Split-Off Effective Time, except as set forth in Section 4.1(b) of the Liberty Disclosure Schedule, (A) SplitCo does not have and has never had any direct or indirect Subsidiaries, (B) SplitCo does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person (other than any ownership in a Person directly or indirectly through SiriusXM) and (C) all the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of SplitCo have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by SplitCo free and clear of all Liens.
(c)   SplitCo (i) has delivered to SiriusXM correct and complete copies of (1) the SplitCo Charter and the SplitCo Bylaws (the “SplitCo Charter Documents”), in each case, as amended to the date of this Agreement and without giving effect to the Split-Off and (2) the certificate of formation and limited liability company operating agreement (collectively, the “Merger Sub Organizational Documents”) and (ii) will deliver to SiriusXM correct and complete copies of the certificates of incorporation, bylaws and stockholders’ or governance agreements (or comparable organizational documents) of each of its other Subsidiaries as of the Split-Off Effective Time (the “SplitCo Subsidiary Documents”). As of the date of this Agreement, the SplitCo Charter Documents and the Merger Sub Organizational Documents are in full force and effect and neither SplitCo nor Merger Sub, as applicable, is in violation of any of their respective provisions. As of the Split-Off Effective Time, the SplitCo Public Charter Documents and all of the SplitCo Subsidiary Documents, as applicable, will be in full force and effect and none of SplitCo, Merger Sub or SplitCo’s other Subsidiaries will be in violation of any of their respective provisions.
SECTION 4.2   Capitalization.
(a)   Prior to the consummation of the Split-Off, the authorized capital stock of SplitCo consists of 1,000 shares of common stock, par value $0.001 per share, all of the issued and outstanding shares of which are held directly by Liberty prior to the Split-Off. Immediately following the consummation of the Split-Off, except as set forth in Section 4.2(a) of the Liberty Disclosure Schedule, (i) there will be a number of shares of SplitCo Common Stock outstanding equal to the sum of (A) the product of the number of shares of Series A Liberty SiriusXM Common Stock issued and outstanding immediately prior to the Split-Off Effective Time multiplied by the Exchange Ratio (as defined in the Reorganization Agreement), rounded up to the next whole share of SplitCo Common Stock plus (B) the product of the number of shares of Series B Liberty SiriusXM Common Stock issued and outstanding immediately prior to the Split-Off Effective Time multiplied by the Exchange Ratio, rounded up to the next whole share of SplitCo Common Stock plus (C) the product of the number of shares of Series C Liberty SiriusXM Common Stock issued and outstanding immediately prior to the Split-Off Effective Time multiplied by the Exchange Ratio, rounded up to the next whole share of SplitCo Common Stock (ii) there will be a number of options to purchase SplitCo Common Stock equal to the number of Liberty SiriusXM Stock Options outstanding as of the Redemption Date multiplied by the Exchange Ratio (as defined in the Reorganization Agreement), rounded down for each option award to the next whole share of SplitCo Common Stock, in each case of (i) and (ii), as more fully described in, and subject to the terms of, Sections 2.1(h), 2.4(b), 2.4(c) and 2.4(d), as applicable, of the Reorganization Agreement, (iii) no shares of SplitCo Common Stock will be held by SplitCo in its treasury and (iv) no shares of preferred stock of SplitCo will be issued or outstanding. All outstanding shares of SplitCo Common Stock are, and all shares thereof which may be issued will be, when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights. Prior to the consummation of the Split-Off, except as set forth in this Section 4.2, as expressly permitted under Section 6.2(a)(i) or Section 6.2(a)(i) of the Liberty Disclosure Schedule and as expressly provided by the Reorganization Agreement, there are no shares of capital stock, voting securities or equity interests of SplitCo issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of SplitCo, including any representing the right to purchase or otherwise receive any SplitCo Common Stock. Except as expressly provided by any Transaction Agreement or as set forth in Section 4.2(a) of the Liberty Disclosure Schedule, there are no outstanding obligations of SplitCo or, as of the Split-Off Effective Time, any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of SplitCo or any of its Subsidiaries.
(b)   There are no issued or outstanding bonds, debentures, notes or other indebtedness of SplitCo or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), upon the happening of a certain event or otherwise, on any matters on which the equity holders of SplitCo or any of its Subsidiaries may vote other than, as of the Split-Off Effective Time, to the extent outstanding, (i) the 2.75% Exchangeable Senior Debentures, (ii) the 3.75% Convertible Senior Notes and (iii) any indebtedness permitted to be incurred pursuant to Section 6.2.
(c)   All of the authorized, issued and outstanding limited liability company interests of Merger Sub are held directly by SplitCo, which is the sole and managing member of Merger Sub. All issued and outstanding limited liability company interests of Merger Sub are duly authorized, validly issued, and not subject to preemptive rights. Other than as set forth in the first sentence of this Section 4.2(c), there are no limited liability company interests, voting securities or other equity interests of Merger Sub issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any limited liability company interests, voting securities or other equity interests of Merger Sub, including any representing the right to purchase or otherwise receive any limited liability company interests of Merger Sub.
SECTION 4.3   Authority; Noncontravention; Voting Requirements.
(a)   Each of SplitCo and Merger Sub has all necessary corporate and limited liability company power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder, and, subject to the effectiveness of the SplitCo Stockholder Consent and Merger Sub Member Consent, to consummate the Transactions. The execution, delivery and performance by each of SplitCo and Merger Sub of this Agreement and each of the other Transaction Agreements to which SplitCo and/or Merger Sub, as applicable, is a party, and the consummation by each of SplitCo and Merger Sub of the Transactions, have been duly authorized and approved by SplitCo’s Board of Directors and the sole member of Merger Sub, and subject to the effectiveness of the SplitCo Stockholder Consent and Merger Sub Member Consent, no other corporate or limited liability company action on the part of SplitCo or Merger Sub is necessary to authorize the execution, delivery and performance by each of SplitCo and Merger Sub of this Agreement, each of the other Transaction Agreements to which SplitCo and/or Merger Sub, as applicable, is a party and the consummation by SplitCo and Merger Sub of the Transactions. This Agreement and each of the other Transaction Agreements to which SplitCo and/or Merger Sub is a party, as applicable, have been duly executed and delivered by SplitCo and/or Merger Sub, as applicable, and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of SplitCo and/or Merger Sub, as applicable, enforceable against SplitCo and/or Merger Sub, as applicable, in accordance with its and their terms, except that such enforceability is subject to the Bankruptcy and Equity Exception.
(b)   Except as set forth in Section 4.3(b) of the Liberty Disclosure Schedule, neither the execution and delivery of this Agreement or any of the other applicable Transaction Agreements by each of SplitCo and Merger Sub or, as of the Split-Off Effective Time, any of SplitCo’s other Subsidiaries nor the consummation by SplitCo, Merger Sub or, as of the Split-Off Effective Time, any of its other Subsidiaries of the Transactions, nor compliance by SplitCo, Merger Sub or, as of the Split-Off Effective Time, any of its other Subsidiaries with any of the terms or provisions of this Agreement or any of the other Transaction Agreements to which it is a party, will:

(i)   conflict with or violate any provision of the SplitCo Charter Documents, the Merger Sub Organizational Documents or, as of the Split-Off Effective Time, any provision of the SplitCo Subsidiary Documents or the SplitCo Public Charter Documents;
(ii)   violate, or conflict with, or result in a breach of any provision of, or constitute a change of control or default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or require any action, consent, waiver or approval of any third party or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or give rise to any obligation to make a payment under, or to any increased, additional or guaranteed rights of any Person under (including any right of any security holder to put or require SplitCo, Merger Sub or any of SplitCo’s other Subsidiaries to purchase such securities), or result in the creation of any Lien upon any of the properties or assets of SplitCo, Merger Sub or, as of the Split-Off Effective Time, any of SplitCo’s other Subsidiaries or under any of the terms, conditions or provisions of any material Contract to which SplitCo, Merger Sub or, as of the Split-Off Effective Time, any of SplitCo’s other Subsidiaries is a party or pursuant to which any of their respective properties or assets are bound, except in the case of any such material Contract other than Liberty SiriusXM Indebtedness Agreements for any such conflicts, violations, breaches, defaults or occurrences which would not have a material adverse effect on the SplitCo Business, SplitCo and SplitCo’s Subsidiaries or prevent or materially delay the performance of this Agreement or the other Transaction Agreements by SplitCo or Merger Sub or the consummation of the Transactions; provided that SiriusXM’s business, assets, properties, liabilities, results of operations or financial condition and any Event with respect thereto shall be excluded for purposes of any determination as to the existence of a “material adverse effect” with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries;
(iii)   assuming the approvals required under Section 4.3(b)(iv) are obtained, violate any order, writ, or injunction, or any decree, or any material Law applicable to SplitCo, Merger Sub or, as of the Split-Off Effective Time, any of SplitCo’s other Subsidiaries, or any of their respective properties or assets; or
(iv)   require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (x) (A) the filing with the SEC of each of the Form S-4 and the Prospectus / Proxy Statement, (B) the filing with the SEC of (1) a Form 8-A to register the SplitCo Common Stock, (2) a Form 25 to delist the SiriusXM Common Stock and a Form 15 to terminate the registration of SiriusXM and (3) filings required under Section 16 and Section 13(d) of the Exchange Act in connection with the Transactions, (C) prior to the Split-Off Effective Time, the filing with the Secretary of State of the State of Delaware of the SplitCo A&R Charter, (D) after the Merger Effective Time, the filing of a registration statement on Form S-8 by SplitCo with respect to the shares of SplitCo Common Stock issuable upon exercise of the SiriusXM Stock Options assumed by SplitCo and issuable upon exercise of the SplitCo option awards and as to which Form S-8 is available, (E) other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of Nasdaq, (F) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and DLLCA, (G) filings by SplitCo required under, and compliance with other applicable requirements of, the HSR Act and the rules and regulations promulgated thereunder, and any similar Laws of foreign jurisdictions and (H) approval of the Transactions under the Communications Act (the “SplitCo FCC Approvals”) and (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a SplitCo Material Adverse Effect or prevent or materially delay the performance of this Agreement or the other Transaction Agreements by SplitCo or Merger Sub or the consummation of the Transactions.
(c)   On or prior to the date hereof, the Board of Directors of SplitCo, acting by unanimous written consent, approved and declared advisable and in the best interests of its sole stockholder, this Agreement, each of the other Transaction Agreements to which SplitCo is a party, and the transactions contemplated hereby and thereby (including the Merger and the Transactions).
(d)   The Merger Sub Member Consent is the only approval necessary for Merger Sub to enter into and approve this Agreement and approve the Merger.

SECTION 4.4   Absence of Operations.   Other than as provided in Section 4.4 of the Liberty Disclosure Schedule, prior to the Split-Off Effective Time, (a) SplitCo has conducted no activities other than in connection with the Transactions (including the execution and delivery of this Agreement or the Transaction Agreements to which it is or will be a party) or its activities and business operations conducted by SiriusXM and its Subsidiaries and (b) Merger Sub has conducted no activities other than in connection with the Transactions (including the execution and delivery of this Agreement or the Transaction Agreements to which it is or will be a party).
SECTION 4.5   Investigation; Reliance.   Each of SplitCo and Merger Sub hereby acknowledges and agrees that SiriusXM makes no representations or warranties to SplitCo or Merger Sub, express or implied, other than those representations and warranties set forth in this Agreement and the other Transaction Agreements. Each of SplitCo and Merger Sub hereby expressly acknowledges and agrees that, except in the case of fraud or willful breach, neither SiriusXM nor any Person will have or be subject to any liability to SplitCo, Merger Sub or any other Person resulting from any statements or communications by SiriusXM or any of its Affiliates or Representatives with respect to any matter in connection with its investigation or evaluation of the Transactions, including any information, document or material made available in any offering memorandum, in any “data room,” in any management presentations or in any other form, except for the representations and warranties expressly set forth in this Agreement and the other Transaction Agreements.
ARTICLE V.
Representations and Warranties of SiriusXM
Except (a) as set forth in the disclosure schedule delivered by SiriusXM to Liberty and SplitCo simultaneously with the execution of this Agreement (the “SiriusXM Disclosure Schedule”) and (b) as set forth in the SiriusXM SEC Documents publicly available and filed with or furnished to the SEC since December 31, 2021 but at least three (3) Business Days prior to the date of this Agreement (excluding any disclosures (i) referenced in the “Forward Looking Statements” section(s), (ii) in any risk factors section and (iii) any other disclosures that are similarly predictive or forward-looking in nature), SiriusXM represents and warrants to Liberty, SplitCo and Merger Sub that the statements contained in this Article V are true and correct. The SiriusXM Disclosure Schedule shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article V, and the disclosure in any section shall be deemed to qualify the numbered and lettered sections contained in this Article V that correspond to the section of the SiriusXM Disclosure Schedule in which such disclosure is set forth as well as any other sections in this Article V to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.
SECTION 5.1   Organization, Standing and Corporate Power.
(a)   SiriusXM is (a) a corporation duly organized, validly existing and duly qualified or licensed and in good standing under the Laws of the state or jurisdiction of its organization with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as currently conducted, and (b) duly qualified or licensed to do business and, to the extent applicable, in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases, uses or operates requires it to be so qualified, licensed or in good standing, except where the failures to be so qualified, licensed or in good standing have not had a Material Adverse Effect on SiriusXM (“SiriusXM Material Adverse Effect”).
(b)   Section 5.1(b) of the SiriusXM Disclosure Schedule lists all Subsidiaries of SiriusXM together with (i) the jurisdiction of organization of each such Subsidiary and (ii) in the case of Subsidiaries that are not wholly owned by SiriusXM, the percentage owned by SiriusXM, or in the case of an indirect Subsidiary, the percentage owned by a Subsidiary of SiriusXM. Except as set forth in Section 5.1(b) of the SiriusXM Disclosure Schedule, all of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of SiriusXM have been duly authorized and validly issued and are fully paid and nonassessable and are owned directly or indirectly by SiriusXM free and clear of all Liens. Except as set forth in Section 5.1(b) of the SiriusXM Disclosure Schedule, SiriusXM does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person.

(c)   SiriusXM has delivered to Liberty correct and complete copies of its certificate of incorporation and bylaws (the “SiriusXM Charter Documents”), as amended to the date of this Agreement. All such SiriusXM Charter Documents and the certificates of incorporation, bylaws and stockholders’ or governance agreements (or comparable organizational documents) of each of its Subsidiaries (the “SiriusXM Subsidiary Documents”) are in full force and effect and neither SiriusXM nor any of its Subsidiaries is in violation of any of their respective provisions.
SECTION 5.2   Capitalization.
(a)   The authorized capital stock of SiriusXM consists of 9,000,000,000 shares of SiriusXM Common Stock and 50,000,000 shares of preferred stock, par value $0.001 per share (the “SiriusXM Preferred Stock”). At the close of business on December 7, 2023, (i) 3,841,384,374 shares of SiriusXM Common Stock were issued and outstanding, (ii) 0 shares of SiriusXM Common Stock were held by SiriusXM in its treasury, (iii) 318,063,356 shares of SiriusXM Common Stock were reserved for issuance under the SiriusXM Stock Plans (of which 215,211,607 shares of SiriusXM Common Stock were subject to either outstanding options to purchase, or restricted stock units with respect to, shares of SiriusXM Common Stock granted under the SiriusXM Stock Plan), and (iv) no shares of SiriusXM Preferred Stock were issued or outstanding. All outstanding shares of SiriusXM Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Included in Section 5.2(a) of the SiriusXM Disclosure Schedule is a correct and complete list, as of December 7, 2023, of all outstanding options, restricted stock units or other rights to purchase or receive shares of SiriusXM Common Stock granted under the SiriusXM Stock Plans or otherwise, and, for each such option, restricted stock unit or other right, (A) the number of shares of SiriusXM Common Stock subject thereto and the exercise price thereof, as applicable, and (B) the grant and expiration dates thereof, as applicable, and the name of the holder thereof. Since December 7, 2023, SiriusXM has not issued any shares of SiriusXM capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of SiriusXM capital stock, voting securities or equity interests, other than pursuant to the exercise of outstanding options or the vesting of restricted stock units referred to above in this Section 5.2(a) or as permitted under Section 6.3.
(b)   Except as set forth in Section 5.2(b) of the SiriusXM Disclosure Schedule, there are no outstanding obligations of SiriusXM or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of SiriusXM.
(c)   There are no issued or outstanding bonds, debentures, notes or other indebtedness of SiriusXM or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), upon the happening of a certain event or otherwise, on any matters on which the equity holders of SiriusXM or any of its Subsidiaries may vote.
SECTION 5.3   Authority; Noncontravention; Voting Requirements.
(a)   SiriusXM has all necessary corporate power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and, subject to the effectiveness of the SiriusXM Stockholder Consent, to perform its obligations hereunder and thereunder, and, subject to the effectiveness of the SiriusXM Stockholder Consent to consummate the Transactions. The execution, delivery and performance by SiriusXM of this Agreement and each of the other Transaction Agreements to which it is a party, and the consummation by it of the Transactions, have been duly authorized and approved by SiriusXM’s Board of Directors and the Special Committee and, subject to the effectiveness of, the SiriusXM Stockholder Consent, no other corporate action on the part of SiriusXM is necessary to authorize the execution, delivery and performance by SiriusXM of this Agreement, each of the other Transaction Agreements to which it is a party and the consummation by it of the Transactions. This Agreement and each of the other Transaction Agreements to which it is a party have been duly executed and delivered by SiriusXM and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of SiriusXM, enforceable against SiriusXM in accordance with its and their terms, except that such enforceability is subject to the Bankruptcy and Equity Exception.

(b)   Except as set forth in Section 5.3(b) of the SiriusXM Disclosure Schedule, neither the execution and delivery of this Agreement or any of the other Transaction Agreements to which it is a party by SiriusXM nor the consummation by SiriusXM of the Transactions, nor compliance by SiriusXM with any of the terms or provisions of this Agreement or any of the other Transaction Agreements to which it is a party, will:
(i)   conflict with or violate any provision of the SiriusXM Charter Documents or any provision of the SiriusXM Subsidiary Documents;
(ii)   violate, or conflict with, or result in a breach of any provision of, or constitute a change of control or default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or require any action, consent, waiver or approval of any third party or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or give rise to any obligation to make a payment under, or to any increased, additional or guaranteed rights of any Person under, or result in the creation of any Lien upon any of the properties or assets of SiriusXM or any of its Subsidiaries or under any of the terms, conditions or provisions of any material Contract to which SiriusXM or any of its Subsidiaries is a party or pursuant to which any of their respective properties or assets are bound, except for any such conflicts, violations, breaches, defaults or occurrences which would not, individually or in the aggregate, have a SiriusXM Material Adverse Effect or prevent or materially delay the performance of this Agreement or the other Transaction Agreements by SiriusXM or the consummation of the Transactions;
(iii)   assuming the approvals required under Section 5.3(b)(iv) are obtained, violate any order, writ, or injunction, or any decree, or any material Law applicable to SiriusXM or any of its Subsidiaries, or any of their respective properties or assets; or
(iv)   require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (x) (A) the filing with the SEC of each of the Form S-4 and the Prospectus / Proxy Statement, (B) the filing with the SEC of (1) the Form 8-A to register the SplitCo Common Stock, (2) of a Form 25 to delist the SiriusXM Common Stock and a Form 15 to terminate the registration of SiriusXM and (3) of filings required under Section 16 and Section 13(d) of the Exchange Act in connection with the Transactions, (C) prior to the Split-Off Effective time, the filing with the Secretary of State of the State of Delaware of the SplitCo A&R Charter, (D) after the Merger Effective Time, the filing of a registration statement on Form S-8 by SplitCo with respect to the shares of SplitCo Common Stock issuable upon exercise of the SiriusXM Stock Options assumed by SplitCo and issuable upon exercise of the SplitCo option awards and as to which Form S-8 is available, (E) other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of Nasdaq, (F) filings by SiriusXM required under, and compliance with other applicable requirements of, the HSR Act and the rules and regulations promulgated thereunder, and any similar Laws of foreign jurisdictions and (G) approval of the Transactions under the Communications Act (the “SiriusXM FCC Approvals” and collectively with the Liberty FCC Approvals and the SplitCo FCC Approvals, the “Requisite FCC Approvals”) and (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a SiriusXM Material Adverse Effect or prevent or materially delay the performance of this Agreement or the other Transaction Agreements by SiriusXM or the consummation of the Transactions.
(c)   The Special Committee has approved, and declared advisable and in the best interests of SiriusXM and its stockholders (other than Liberty, SplitCo or any of their respective Subsidiaries), this Agreement, including the Merger, each of the other Transaction Agreements to which SiriusXM is a party and the Transactions, and has recommended that the Board of Directors of SiriusXM approve this Agreement, including the Merger, each of the other Transaction Agreements to which SiriusXM is a party and the Transactions. At a meeting of the Board of Directors of SiriusXM duly called and held, the Board of Directors of SiriusXM unanimously (i) approved and declared advisable and in the best interests of SiriusXM and its stockholders this Agreement, each of the other Transaction Agreements to which SiriusXM is a party, and the transactions contemplated hereby and thereby (including the Merger and the other Transactions), and (ii) resolved to recommend that the stockholders of SiriusXM adopt this Agreement and approve the Merger.

(d)   The affirmative vote (in person or by proxy) or action by written consent of the holders of record of a majority of the shares of SiriusXM Common Stock outstanding on the record date for such meeting or any adjournment or postponement thereof, or on the date of such written consent, as applicable, in favor of the adoption of this Agreement is the only vote or approval of the holders of any class or series of capital stock of SiriusXM which is legally required to adopt this Agreement and approve the Merger.
SECTION 5.4   SiriusXM SEC Documents.
(a)   As of their respective dates (or, if amended prior to the date hereof, as of such amendment date), all reports, prospectuses, forms, schedules, registration statements, proxy statements or information statements required to be filed by SiriusXM under the Securities Act or under the Exchange Act (the “SiriusXM SEC Documents”) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, and none of such SiriusXM SEC Documents when filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2021, SiriusXM has timely filed all reports and other filings required to be filed with the SEC under the rules and regulations of the SEC. The books and records of SiriusXM and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the SiriusXM SEC Documents (including any related notes and schedules) fairly present in all material respects the financial position of SiriusXM and its consolidated Subsidiaries as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the dates then ended, subject, where appropriate, to normal, recurring year-end adjustments in each case in accordance with past practice and GAAP during the periods involved (except as otherwise stated therein) (none of which are material, individually or in the aggregate, to the Knowledge of SiriusXM).
(b)   There are no Liabilities of SiriusXM and its Subsidiaries that would be required to be disclosed in a balance sheet prepared in accordance with GAAP, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a Liability, other than: (i) Liabilities disclosed or provided for in the most recent audited consolidated financial statements and unaudited consolidated interim financial statements included in the SiriusXM SEC Documents; (ii) Liabilities for Taxes, (iii) the Liabilities set forth in Section 5.4(b) of the SiriusXM Disclosure Schedule; and (iv) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent audited or unaudited balance sheet included in the SiriusXM SEC Documents filed and publicly available prior to the date hereof that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
SECTION 5.5   Information Supplied.   None of the information supplied (or to be supplied) in writing by or on behalf of SiriusXM specifically for inclusion in or incorporation by reference in, and which is included in or incorporated by reference in (a) the Form S-4, will, at the time (i) that the Form S-4 or any amendments or supplements thereto are filed with the SEC, (ii) the Form S-4 becomes effective under the Securities Act, (iii) of the Liberty Stockholders Meeting, (iv) of the Split-Off and (v) of the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading, and (b) the Prospectus / Proxy Statement will, on the date it is first mailed to stockholders of Liberty and at the time of the Liberty Stockholders Meeting (or filing with the SEC (as applicable)), be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication. Notwithstanding the foregoing, SiriusXM makes no representation or warranty with respect to information supplied by or on behalf of Liberty, Merger Sub or SplitCo for inclusion or incorporation by reference in any of the foregoing documents.
SECTION 5.6   Brokers and Other Advisors.   Except for Solomon Partners Securities, LLC (“Solomon”) and Morgan Stanley & Co. LLC (“Morgan Stanley”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of SiriusXM or any of its Subsidiaries. SiriusXM has heretofore delivered to Liberty a correct and complete copy of SiriusXM’s engagement letters with Solomon and Morgan Stanley, each of which describes all fees payable to Solomon and Morgan Stanley, as applicable, in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of Solomon and Morgan Stanley, as applicable.
SECTION 5.7   State Takeover Statutes.   No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to SiriusXM is applicable to the Transactions.
SECTION 5.8   Tax Matters.
(a)   Except as would not reasonably be expected to have a SiriusXM Material Adverse Effect:
(i)   (A) All Tax Returns required to be filed with any Taxing Authority by or on behalf of SiriusXM or any of its Subsidiaries (other than Tax Returns of Liberty Combined Groups) have been timely filed when due (taking into account any extension of time within which to file) in accordance with all applicable Laws; (B) all such Tax Returns are true, accurate and complete in all respects and have been prepared in substantial compliance with all applicable Laws; (C) all Taxes due and payable (including any Taxes that are required to be collected, deducted or withheld in connection with any amounts paid or owing to, or received or owing from, any employee, creditor, independent contractor or other third party) by SiriusXM or any of its Subsidiaries have been timely paid (or collected or withheld and remitted) to the appropriate Taxing Authority (other than any Taxes due on Tax Returns of Liberty Combined Groups), except for Taxes or Tax matters being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (D) no written claim has been made by any Taxing Authority in a jurisdiction where a Tax Return is not filed by or on behalf of SiriusXM or any of its Subsidiaries that SiriusXM or any of its Subsidiaries is, or may be, subject to Tax by or required to file or be included in a Tax Return in that jurisdiction; and (E) there are no Liens on any of the assets of SiriusXM or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (except for Liens that arise by operation of Law for Taxes not yet due and payable, and Liens for Taxes due on Tax Returns of Liberty Combined Groups);
(ii)   All applicable Laws relating to the payment and withholding of Taxes by SiriusXM or any of its Subsidiaries have been complied with and all amounts required to be so withheld and paid over under all applicable Laws have been, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Taxing Authorities;
(iii)   (A) No outstanding written claim has been received by, and no audit, Action, suit or proceeding is in progress, against or with respect to SiriusXM or any of its Subsidiaries in respect of any Tax; and (B) all deficiencies, assessments or proposed adjustments asserted against SiriusXM or any of its Subsidiaries by any Taxing Authority have been paid or fully and finally settled;
(iv)   None of SiriusXM or any of its Subsidiaries (A) is a party to any tax sharing, tax allocation or tax indemnification agreement (other than the Sirius/Liberty Tax Sharing Agreement) or (B) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor, except for such liability arising from membership in a SiriusXM Combined Group or a Liberty Combined Group;
(v)   Neither SiriusXM nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and
(vi)   Neither SiriusXM nor any of its Subsidiaries is a party to or bound by any advance pricing agreement, closing agreement or other agreement or ruling relating to Taxes with any Taxing Authority that will remain in effect with respect to SiriusXM or any of its Subsidiaries after the Closing; and
(vii)   Other than in connection with the ABHI Split-Off or the Split-Off, during the two-year period ending on the date of this Agreement, neither SiriusXM nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355(a) of the Code.

(b)   SiriusXM has complied in all material respects with its obligations under the Sirius/Liberty Tax Sharing Agreement.
(c)   The representations and statements set forth in the SiriusXM Split-Off Representation Letter are true, correct and complete in all material respects; provided that for all purposes of this Agreement, this representation 5.8(c) shall be deemed made only on the Closing Date.
(d)   As of the date of this Agreement, SiriusXM is not aware of any fact, agreement, plan or other circumstance that could reasonably be expected to (i) prevent or preclude the exchanges of SiriusXM Common Stock for the Merger Consideration pursuant to the Merger, taken together with the Contribution, from qualifying for the Merger Intended Tax Treatment, (ii) cause the Split-Off to fail to qualify for the Split-Off Intended Tax Treatment or (iii) prevent or preclude SiriusXM from delivering the SiriusXM Split-Off Representation Letter or the SiriusXM Merger Representation Letter.
SECTION 5.9   Opinion of Financial Advisor.   The Special Committee has received an opinion of Solomon, financial advisor to the Special Committee, to the effect that on the date hereof, taking into account the Transactions, the SiriusXM Exchange Ratio is fair, from a financial point of view, to the holders of SiriusXM Common Stock (other than Liberty or its Subsidiaries).
SECTION 5.10   No Liberty Interest.   SiriusXM does not Beneficially Own any shares of Liberty Common Stock or any options or other rights to purchase or receive shares of Liberty Common Stock. SiriusXM has not entered into or acquired any derivative contract with respect to any shares of Liberty Common Stock or entered into any other hedging or other similar transaction that has the effect of providing SiriusXM with the economic benefits, voting rights or risks of ownership of any shares of Liberty Common Stock (collectively, a “Liberty Interest”).
SECTION 5.11   Investigation; Reliance.   SiriusXM hereby acknowledges and agrees that none of Liberty, SplitCo or Merger Sub makes any representations or warranties to SiriusXM, express or implied, other than those representations and warranties set forth in this Agreement and the other Transaction Agreements. SiriusXM hereby expressly acknowledges and agrees that, except in the case of fraud or willful breach, none of Liberty, SplitCo, Merger Sub nor any Person will have or be subject to any liability to SiriusXM or any other Person resulting from any statements or communications by Liberty, SplitCo or any of their respective Affiliates or Representatives with respect to any matter in connection with its investigation or evaluation of the Transactions or the SplitCo Business, SplitCo and SplitCo’s Subsidiaries (including any of the assets or liabilities of the SplitCo Business, SplitCo and SplitCo’s Subsidiaries), including any information, document or material made available in any offering memorandum, in any “data room,” in any management presentations or in any other form, except for the representations and warranties expressly set forth in this Agreement and the other Transaction Agreements.
SECTION 5.12   Financing.
(a)   SiriusXM has delivered to Liberty and SplitCo true and complete copies of an executed debt commitment letter and any related term sheet, dated as of the date hereof (the “Debt Commitment Letter” or the “Financing Commitments”), from the lenders party thereto (the “Lenders”), pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to provide SiriusXM Radio with financing in the amounts described therein (the “Financing”). As of the date hereof, each of the Financing Commitments is a legal, valid and binding obligation of SiriusXM Radio and, to the Knowledge of SiriusXM, the Lenders, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and general principles of equity. As of the date hereof, each of the Financing Commitments is in full force and effect, and none of the Financing Commitments has been withdrawn, rescinded or terminated or otherwise amended, supplemented or modified in any respect and no waiver has been granted thereunder, no such amendment, supplement, waiver or modification is contemplated, and, to the Knowledge of SiriusXM, no withdrawal or rescission thereof is contemplated (it being understood that the exercise of any “market flex” provisions contained in the Fee Letter provided to Liberty on the date hereof shall not be deemed a withdrawal, rescission, amendment, supplement, modification or waiver). As of the date hereof, neither SiriusXM Radio, nor to the Knowledge of SiriusXM, any Lender is in breach of any of the material terms or conditions set forth in any of the Financing

Commitments. As of the date hereof, to the knowledge of SiriusXM, assuming the accuracy of the representations and warranties set forth in Article III and Article IV, there is no fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, would reasonably be expected to (A) result in any of the conditions in the Financing Commitments not being satisfied on a timely basis at or prior to the time that the Closing is required to occur pursuant to the terms of this Agreement or (B) constitute a breach by SiriusXM Radio or any Lender under the terms and conditions of the Debt Commitment Letter. As of the date hereof, no Lender has notified SiriusXM or SiriusXM Radio of its intention to terminate any Financing Commitments or not provide the Financing. Assuming (1) the Financing is funded in accordance with its terms and conditions and (2) the satisfaction of the conditions to each of SiriusXM’s obligations to consummate the Merger set forth in Section 7.1 and Section 7.2, the Financing will, together with other funds available to SiriusXM, provide SiriusXM and its Subsidiaries with cash proceeds on the Closing Date sufficient for the satisfaction in full of all cash obligations required to consummate the Transactions on the Closing Date including, but not limited to, payment of any fees and expenses due and owing under the Debt Commitment Letter and Fee Letter on the Closing Date (such amounts, collectively, the “Financed Amounts”). SiriusXM Radio has paid in full any and all commitment or other fees required by the Debt Commitment Letter and the Fee Letter that are due as of the date hereof. As of the date hereof, there are no side letters, arrangements or other agreements, Contracts or arrangements of any kind relating to the Financing (other than as set forth in the Debt Commitment Letters, the Fee Letter and the Engagement Letters) that could affect the availability, conditionality, enforceability or aggregate principal amount of the Financing contemplated by the Debt Commitment Letter. As of the date hereof, there are no conditions precedent related to the funding of the full amount of the Financing or any contingencies that would permit the Lenders to reduce the total amount of the Financing below the amount necessary to pay the Financed Amounts (including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision), other than as explicitly set forth in the Financing Commitments.
(b)   SiriusXM has delivered to Liberty and SplitCo true and complete copies of (i) executed engagement letters and any related term sheet, dated as of the date hereof (the “Engagement Letters”), from the parties thereto, pursuant to which, and subject to the terms and conditions of which, SiriusXM Radio proposes to obtaining debt financing in an amount equal to the Financed Amount in lieu of the Financing (the “Alternative Financing”) and (ii) all fee letters (collectively, the “Fee Letter”) relating to the Debt Commitment Letter and the Engagement Letters (if any).
(c)   In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing or the Alternative Financing) by SiriusXM or any of its respective Affiliates or any other financing or other transactions be a condition to any of SiriusXM’s obligations under this Agreement.
ARTICLE VI.
Additional Covenants and Agreements
SECTION 6.1   Preparation of the Form S-4 and Prospectus / Proxy Statement.
(a)   As soon as reasonably practicable following the date of this Agreement, Liberty and SplitCo shall prepare, and SiriusXM shall assist and contribute to such preparation, and SplitCo shall file with the SEC the Form S-4, in which the Prospectus / Proxy Statement will be included. Each of Liberty and SplitCo shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Split Off and the Merger. SplitCo shall also take any reasonable action (other than qualifying to do business in any jurisdiction in which SiriusXM is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of shares of SplitCo Common Stock in the Split-Off and the Merger, and Liberty shall furnish all information concerning Liberty and the holders of shares of Liberty SiriusXM Common Stock as may be reasonably required in connection with the Form S-4. SiriusXM shall furnish to Liberty and SplitCo all information concerning SiriusXM and the holders of shares of SiriusXM Common Stock, and provide such other assistance as may be reasonably requested by Liberty or SplitCo in connection with the Form S-4, including the Prospectus / Proxy Statement. Liberty (i) shall provide SiriusXM (through the Special Committee) with reasonable opportunity to review and comment on the Form S-4 (including the audited financial statements of SplitCo and any pro forma financial information provided by Liberty and SplitCo that are required to be included therein), and any amendment or supplement thereto, prior to the filing thereof, and (ii) shall not file or mail the Form S-4 or respond to the SEC prior to receiving the approval of SiriusXM (through the Special Committee), which approval shall not be unreasonably withheld, conditioned or delayed. If at any time prior to the Split-Off Effective Time any information relating to Liberty, SplitCo or SiriusXM, or any of their respective Affiliates, directors or officers, should be discovered by Liberty, SplitCo or SiriusXM which should be set forth in an amendment or supplement to the Form S-4 or the Prospectus / Proxy Statement so that the Form S-4 or the Prospectus / Proxy Statement, as applicable, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of Liberty SiriusXM Common Stock and SiriusXM Common Stock. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Form S-4 or the Prospectus / Proxy Statement or for additional information and shall supply each other with copies of (x) correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Form S-4, the Prospectus / Proxy Statement or the Transactions and (y) all orders of the SEC relating to the Form S-4 and/or the Prospectus / Proxy Statement. Liberty and SplitCo shall mail the Prospectus / Proxy Statement to the holders of Liberty SiriusXM Common Stock and SiriusXM Common Stock, as applicable, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each of Liberty, SplitCo and SiriusXM shall furnish such information and reasonably assist and cooperate with each other to complete the mailing of the Prospectus / Proxy Statement to the holders of SiriusXM Common Stock and Liberty SiriusXM Common Stock, as applicable. In particular (but without limitation to the foregoing), SiriusXM shall use reasonable efforts to provide Liberty and SplitCo a list of names and contact information for each of SiriusXM’s stockholders and other information reasonably requested by Liberty and SplitCo, to complete the mailing of the Prospectus / Proxy Statement to the holders of SiriusXM Common Stock.
(b)   Liberty shall, as soon as practicable following the date of effectiveness of the Form S-4 (but in no event later than forty-five (45) days after such date), duly call, set a meeting date and record date, give notice of, convene and hold a meeting of the holders of the Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock (the “Liberty Stockholders Meeting”), which shall be held for the purpose of obtaining the Liberty Stockholder Approval. Subject to Section 6.4(c) hereof, Liberty’s Board of Directors shall recommend (the “Liberty Board Recommendation”) that the holders of the Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock approve the Split-Off pursuant to the Liberty Stockholder Approval. Without limiting the generality of the foregoing (but subject to Section 6.4), Liberty’s obligations pursuant to the first sentence of this Section 6.1(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Liberty of any SplitCo Takeover Proposal or (ii) the withdrawal or modification of (A) the Liberty Board Recommendation or (B) such Board of Directors’ approval of the Transaction Agreements or the Transactions. The Prospectus / Proxy Statement shall include (subject to Section 6.4(c) hereof) the Liberty Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, if Liberty reasonably believes, after consulting with its outside counsel that (x) it is necessary to postpone or adjourn the Liberty Stockholders Meeting to ensure that any required supplement or amendment to the Prospectus / Proxy Statement is provided to the stockholders of Liberty within a reasonable amount of time in advance of the Liberty Stockholders Meeting or (y) (A) it will not receive proxies or votes sufficient to obtain the Liberty Stockholder Approval, whether or not a quorum is present, or (B) it will not have sufficient Liberty Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Liberty Stockholders Meeting, then Liberty may postpone or adjourn, or make one or more successive postponements or adjournments of, the Liberty Stockholders Meeting; provided that in no event shall the Liberty Stockholders Meeting be postponed or adjourned for more than ten (10) Business Days in the aggregate without the prior written consent of SiriusXM (through the Special Committee); provided further, Liberty shall keep SiriusXM and the Special Committee informed on a reasonably current basis as to the proxy solicitation process for the Liberty Stockholders Meeting (including interim results).

SECTION 6.2   Conduct of Business by SplitCo and Liberty Pending the Transactions.
(a)   Except as expressly permitted by this Agreement, any of the other Transaction Agreements or as required by applicable Law, during the period from the date of this Agreement until the earlier of the Merger Effective Time and the termination of this Agreement in accordance with Article IX, each of Liberty (with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries only) and SplitCo shall, and shall cause each of their respective Subsidiaries (with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries only) to, (i) conduct its business in the ordinary course of business consistent in all material respects with past practice, (ii) comply in all material respects with all applicable Laws and the requirements of all material Contracts to which SplitCo is a party, (iii) use reasonable best efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, in each case, to the end that its goodwill and ongoing business shall be unimpaired at the Merger Effective Time, and (iv) keep in full force and effect all material insurance policies maintained, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except as (A) expressly permitted by this Agreement (including in connection with the Split-Off) or any of the other Transaction Agreements, (B) required by applicable Law or (C) set forth in Section 6.2(a) of the Liberty Disclosure Schedule, during the period from the date of this Agreement to the Merger Effective Time, each of Liberty (with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries only) and SplitCo shall not, and shall not permit any of their respective Subsidiaries (with respect to the SplitCo Business only) to, without the prior written consent of the Special Committee (on behalf of SiriusXM) (such consent not to be unreasonably delayed, withheld or conditioned):
(i)   issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Liberty SiriusXM Common Stock, SplitCo Common Stock or any other voting securities or equity interests in Liberty SiriusXM, SplitCo or any Subsidiary of SplitCo or any class, or any subscriptions, options, calls, warrants, convertible or exchangeable securities or other rights, commitments or agreements of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in Liberty (with respect to Liberty SiriusXM), SplitCo or any Subsidiary of SplitCo, other than (A) issuances of shares of Liberty SiriusXM Common Stock upon conversion or exchange of any outstanding convertible or exchangeable securities with respect thereto identified on Section 6.2(a)(i) of the Liberty Disclosure Schedule or (B) pursuant to Liberty SiriusXM Equity Awards governed by a Liberty Stock Plan or SplitCo Equity Awards governed by the SplitCo Transitional Plan that, in each case, (x) are outstanding on the date of this Agreement or are granted following the date hereof as permitted by Section 6.2(a)(i) of the Liberty Disclosure Schedule and (y) are issued in accordance with the terms thereof;
(ii)   declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of Liberty SiriusXM Common Stock or SplitCo’s capital stock or otherwise make any payments to holders of Liberty SiriusXM Common Stock or SplitCo’s stockholders in their capacity as such;
(iii)   split, combine, subdivide or reclassify any shares of Liberty SiriusXM Common Stock or SplitCo capital stock;
(iv)   incur or assume any indebtedness for borrowed money or guarantee any indebtedness for borrowed money (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Liberty, SplitCo or any of their respective Subsidiaries, other than (A) the assumption by SplitCo of the 2.75% Exchangeable Senior Debentures and the 3.75% Convertible Senior Notes, to the extent outstanding, as expressly contemplated by the Reorganization Agreement, (B) without duplication of the amounts included in this clause (B) or in clause (D) of this paragraph, or in clauses (B) or (D) of Section 6.2(a)(xii), prior to the Measurement Date, the incurrence of indebtedness in an aggregate principal amount under the Margin Loan Agreement equal to the sum of amounts used or that will be used (1) to pay off amounts that would otherwise be taken into account in the calculation of LSXM Net Liabilities Share Adjustment, (2) to pay Tax liabilities, (3) to pay ordinary course expenses, (4) as needed to fund any actions required to be taken by Liberty or SplitCo pursuant to the Transaction Agreements and (5) for general purposes in an aggregate principal amount not to exceed $50 million, (C) the incurrence of indebtedness by SplitCo under the SiriusXM Promissory Note, (D) without duplication of the amounts included in this clause (D) or in clause (B) of this paragraph, or in clauses (B) or (D) of Section 6.2(a)(xii), prior to the Measurement Date, the incurrence of indebtedness that will be repaid on or prior to the Closing in an aggregate principal amount equal to the sum of amounts used or that will be used (1) to pay off amounts that would otherwise be taken into account in the calculation of LSXM Net Liabilities Share Adjustment, (2) to pay Tax liabilities, (3) to pay ordinary course expenses, (4) as needed to fund any actions required to be taken by Liberty or SplitCo pursuant to the Transaction Agreements and (5) for general purposes in an aggregate principal amount not to exceed $50 million or (E) prior to the Measurement Date, any Refinancing Indebtedness;
(v)   directly or indirectly acquire by any manner any equity interests in or material assets of any Person, division or business;
(vi)   make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person;
(vii)   amend (A) the SplitCo Charter Documents, (B) the Liberty Charter Documents with respect to Liberty SiriusXM or (C) the SplitCo Subsidiary Documents (other than the Marginco Operating Amendment);
(viii)   adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than as expressly contemplated by the Restructuring);
(ix)   settle or compromise (or amend any settlement or compromise related to) any Action related to the SplitCo Business, SplitCo or its Subsidiaries other than (A) in accordance with the terms of Section 4.1(e) of the Reorganization Agreement and (B) any amendments to the Agreed Settlement (as defined in the Reorganization Agreement) to the extent such amendments would not have an adverse impact on SiriusXM or the holders of SiriusXM Common Stock other than Liberty and its Affiliates;
(x)   except as expressly permitted pursuant to Section 6.2(b) and Section 6.2(a)(xiii), but subject to Section 6.18, use, encumber, or transfer or attribute out of Liberty SiriusXM any assets that would be SplitCo Assets other than cash prior to the Measurement Date (as defined in the Reorganization Agreement);
(xi)   pay, discharge or satisfy Liabilities, other than (A) the payment, discharge or satisfaction of Liabilities (1) reflected or reserved against in the financial statements included in the Liberty SEC Documents, (2) incurred since the Liberty Balance Sheet Date in the ordinary course of business consistent with past practice, (3) otherwise in the ordinary course of business consistent with past practice, (4) in respect of Taxes that are due and payable under applicable Law, (B) scheduled repayments of indebtedness (1) reflected in the financial statements included in the Liberty SEC Documents or (2) in the ordinary course of business consistent with past practice or (C) any indebtedness of Liberty (with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries), SplitCo or their respective Subsidiaries (with respect to the SplitCo Business);
(xii)   make any changes in the capital structure of SplitCo or any of its Subsidiaries except as permitted pursuant to Section 6.2(a)(xi), and other than (A) the assumption by SplitCo of the 2.75% Exchangeable Senior Debentures and the 3.75% Convertible Senior Notes, to the extent outstanding, as expressly contemplated by the Reorganization Agreement, (B) without duplication of the amounts included in this clause (B) or in clause (D) of this paragraph, or in clauses (B) or (D) of Section 6.2(a)(iv), prior to the Measurement Date, the incurrence of indebtedness in an aggregate principal amount under the Margin Loan Agreement equal to the sum of amounts used or that will be used (1) to pay off amounts that would otherwise be taken into account in the calculation of LSXM Net Liabilities Share Adjustment, (2) to pay Tax liabilities, (3) to pay ordinary course expenses, (4) as needed to fund any actions required to be taken by Liberty or SplitCo pursuant to the Transaction Agreements and (5) for general purposes in an aggregate principal amount not to exceed $50 million, (C) the incurrence of indebtedness by SplitCo of indebtedness under the SiriusXM Promissory Note, (D) without duplication of the amounts included in this clause (D) or in clause (B) of this paragraph, or in clauses (B) or (D) of Section 6.2(a)(iv), prior to the Measurement Date, the incurrence of indebtedness that will be repaid on or prior to the Closing in an aggregate principal amount equal to the sum of amounts used or that will be used (1) to pay off amounts that would otherwise be taken into account in the calculation of LSXM Net Liabilities Share Adjustment, (2) to pay Tax liabilities, (3) to pay ordinary course expenses, (4) as needed to fund any actions required to be taken by Liberty or SplitCo pursuant to the Transaction Agreements and (5) for general purposes in an aggregate principal amount not to exceed $50 million, or (E) prior to the Measurement Date, the incurrence of any Refinancing Indebtedness;
(xiii)   sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien any of the shares of SiriusXM capital stock Beneficially Owned by Liberty (excluding, for the avoidance of doubt, any shares owned by the executive officers and directors of Liberty in their respective individual capacities or through entities for estate planning purposes) other than pledging shares of SiriusXM under the Margin Loan Agreement or any indebtedness incurred pursuant to Section 6.2(a)(iv)(D) that will be repaid on or prior to the Closing Date;
(xiv)   take any action, or fail to take any action, that would result in Liberty being in breach of its obligations under the Sirius/Liberty Tax Sharing Agreement in any material respect;
(xv)   make any change to the Liberty Tax Sharing Policies in any material respect that would (or would reasonably be expected to) adversely impact SiriusXM and its Subsidiaries or Liberty SiriusXM;
(xvi)   except to the extent such action would not reasonably be expected to materially and adversely impact SplitCo, SiriusXM or their respective Subsidiaries following the Split-Off, (A) make, change or revoke any material Tax election, (B) settle or compromise any material Tax liability with any Governmental Authority, (C) surrender any right to claim a material refund of Taxes, (D) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (E) change any material method of Tax accounting, (F) enter into any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law), (G) apply for any Tax ruling or (H) file any amended material Tax Return;
(xvii)   to the extent outstanding, take any action that would result in a change to the conversion rate of the 3.75% Convertible Senior Notes from the conversion rate in effect as of the date hereof (other than pursuant to the terms of the 3.75% Convertible Senior Notes Indenture required as a result of any action by SiriusXM and, for the avoidance of doubt, any required change in connection with the Transactions);
(xviii)   to the extent outstanding, take any action that would result in a change to the exchange rate of the 2.75% Exchangeable Senior Debentures from the exchange rate in effect as of the date hereof (other than pursuant to the terms of the 2.75% Exchangeable Senior Debentures Indenture required as a result of any action by SiriusXM and, for the avoidance of doubt, any required change in connection with the Transactions); or
(xix)   agree, in writing or otherwise, to take any of the foregoing actions;
(b)   Notwithstanding the foregoing, Liberty, SplitCo and SiriusXM agree it is their understanding and intention that:
(i)   prior to the Split-Off Effective Time and other than its business and operations conducted by SiriusXM and its Subsidiaries, SplitCo will not conduct any business or operations other than in connection with the performance of its obligations hereunder and under the other Transaction Agreements; and
(ii)   on or prior to the Measurement Date (and following the Measurement Date and prior to the Split-Off Effective Time only to the extent accounted for in the final and binding calculation of LSXM Net Liabilities Share Adjustment pursuant to Section 4.2 of the Reorganization Agreement), SplitCo and/or Liberty (with respect to Liberty SiriusXM) will be permitted, directly or indirectly, to:
(A)   pay to Liberty (or reduce the amount of cash transferred by Liberty to SplitCo in connection with the Contribution by the amount of) Liberty SiriusXM’s customary allocation of:

corporate overhead charges, group insurance, payroll and employee benefit expenses and fees, costs and expenses of legal and accounting professionals and other professional service providers;
(B)   repay to Liberty (or reduce the amount of cash transferred by Liberty to SplitCo in connection with the Contribution by the amount of) advances made in connection with cash management procedures;
(C)   pay to Liberty (or reduce the amount of cash transferred by Liberty to SplitCo in connection with the Contribution by the amount of) taxes and other amounts attributed to Liberty SiriusXM pursuant to the Liberty Tax Sharing Policies and pay any amounts due to SiriusXM pursuant to the Sirius/Liberty Tax Sharing Agreement;
(D)   pay to Liberty (or reduce the amount of cash transferred by Liberty to SplitCo in connection with the Contribution by the amount of) amounts described in Section 6.2(b)(ii)(D) of the Liberty Disclosure Schedule; and
(E)   pay (or reduce the amount of cash transferred by Liberty to SplitCo in connection with the Contribution by the amount of) amounts required to be paid to Liberty in accordance with the terms of any Transaction Agreement (including, to the extent paid by Liberty, SplitCo’s applicable portion of the fees, costs and expenses of legal and accounting professionals incurred in connection with SplitCo’s status as a publicly traded company).
Notwithstanding anything in this Section 6.2 to the contrary, in no event shall any action or omission of an action by SiriusXM or any of its Subsidiaries constitute a breach of this Section 6.2 by Liberty, SplitCo or any of their respective Subsidiaries.
SECTION 6.3   Conduct of Business by SiriusXM Pending the Transactions.
(a)   Except as (i) expressly permitted by this Agreement or any of the other Transaction Agreements, (ii) required by applicable Law or (iii) set forth in Section 6.3(a) of the SiriusXM Disclosure Schedule, during the period from the date of this Agreement to the Merger Effective Time, SiriusXM shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Liberty and SplitCo (such consent not to be unreasonably delayed, withheld or conditioned):
(i)   issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of SiriusXM Common Stock, voting securities or equity interests or capital stock, voting securities or equity interests of any Subsidiary of SiriusXM of any class, or any subscriptions, options, warrants, calls, convertible or exchangeable securities or other rights, commitments or agreements of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in SiriusXM or any of its Subsidiaries, other than (A) pursuant to this Agreement or (B) pursuant to a SiriusXM Equity Award granted under a SiriusXM Stock Plan, which SiriusXM Equity Award (x) is outstanding on the date of this Agreement or is granted following the date hereof as permitted by Section 6.3(a)(i) of the SiriusXM Disclosure Schedule and (y) is issued in accordance with the terms thereof;
(ii)   declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of SiriusXM Common Stock or otherwise make any payments to holders of SiriusXM Common Stock in their capacity as such, other than the payment of quarterly dividends in the ordinary course of business consistent with past practice;
(iii)   split, combine, subdivide or reclassify any shares of SiriusXM Common Stock;
(iv)   other than in the ordinary course of business consistent with past practice, materially amend (including by reducing an exercise price or extending a term) or materially waive any of its rights under, or materially accelerate the vesting under, any provision of the SiriusXM Stock Plans or any agreement evidencing any stock option, restricted stock unit or other right to acquire capital stock of SiriusXM or any similar or related Contract;
(v)   make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in any Person (other than a Subsidiary of SiriusXM) if such investment would reasonably be expected to impede or delay, in any material respect, the ability of the parties to satisfy any of the conditions to the Merger set forth in this Agreement;
(vi)   settle or compromise the Specified Litigation Matter;
(vii)   take any action, or fail to take any action, that would result in SiriusXM being in breach of its obligations under the Sirius/Liberty Tax Sharing Agreement in any material respect;
(viii)   except to the extent such action would not reasonably be expected to materially and adversely impact SplitCo, SiriusXM or their respective Subsidiaries following the Split-Off, (A) make, change or revoke any material Tax election, (B) settle or compromise any material Tax liability with any Governmental Authority, (C) surrender any right to claim a material refund of Taxes, (D) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (E) change any material method of Tax accounting, (F) enter into any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law), (G) apply for any Tax ruling or (H) file any amended material Tax Return; or
(ix)   enter into a new line of business or cease, abandon, discontinue, dispose of, or materially modify operations with respect to, any material existing line of business; or
(x)   agree, in writing or otherwise, to take any of the foregoing actions.
SECTION 6.4   No Solicitation by Liberty and SplitCo; Etc.
(a)   From the date of this Agreement until the Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, (i) each of Liberty and SplitCo shall, and shall cause their respective Subsidiaries and Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person with respect to any SplitCo Takeover Proposal and (B) promptly request each such Person that has, within the twelve (12) months preceding the date hereof, executed a confidentiality agreement in connection with its consideration of any SplitCo Takeover Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of Liberty, SplitCo or any of their respective Subsidiaries and promptly terminate access by all Persons (other than SiriusXM and their Subsidiaries and Representatives) to any physical or electronic data rooms relating to a possible SplitCo Takeover Proposal and (ii) each of Liberty and SplitCo shall not, and shall cause their respective Subsidiaries and their Representatives not to, directly or indirectly (A) solicit, initiate, cause, facilitate or encourage (including by way of furnishing non-public information) any inquiries, proposals or announcements that constitute, or could reasonably be expected to lead to, any SplitCo Takeover Proposal, (B) participate in any discussions or negotiations with any third party regarding any SplitCo Takeover Proposal, (C) enter into any letter of intent, agreement, arrangement or other understanding related to any SplitCo Takeover Proposal, (D) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a Person becoming an “interested shareholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in Liberty’s or SplitCo’s certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a SplitCo Takeover Proposal (and, to the extent permitted thereunder, Liberty and SplitCo shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than SiriusXM, under any such provisions), (E) except as required by applicable Law, waive any provisions of any confidentiality or standstill agreement (or any similar agreement) to which Liberty, SplitCo or any of their respective Subsidiaries is a party relating to any such SplitCo Takeover Proposal, (F) furnish any non-public information with respect to Liberty, SplitCo and their respective Subsidiaries to any Person or group (and their respective Representatives and Affiliates) making (or who would reasonably be expected to make) any such SplitCo Takeover Proposal or (G) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by SplitCo, Liberty’s Subsidiaries, SplitCo’s Subsidiaries, Liberty’s Representatives or SplitCo’s Representatives shall be deemed to be a breach of this Section 6.4 by Liberty if such violation occurs prior to the Split-Off Effective Time.
(b)   In addition to the other obligations of Liberty set forth in this Section 6.4, Liberty shall promptly advise SiriusXM (through the Special Committee), orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Liberty in respect of any SplitCo Takeover Proposal, and shall, in any such notice to SiriusXM (through the Special Committee), indicate (i) the identity of the Person making such proposal, offer, inquiry or other contact and (ii) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep SiriusXM fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and Liberty shall provide SiriusXM with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and the status of any such discussions or negotiations.
(c)   Except as expressly permitted by this Section 6.4(c), neither the Board of Directors of Liberty nor any committee thereof shall (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to SiriusXM, the Liberty Board Recommendation or the approval or declaration of advisability by such Board of Directors of the Reorganization Agreement and the Transactions (including the Merger and the Split-Off) or (B) approve or recommend, or propose publicly to approve or recommend, any SplitCo Takeover Proposal (any action described in this clause (i) being referred to as a “Liberty Adverse Recommendation Change”), (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Liberty, SplitCo or any of their respective Subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any SplitCo Takeover Proposal, or (iii) recommend a SplitCo Takeover Proposal to the stockholders of the Liberty SiriusXM Common Stock; provided, however, that the Board of Directors of Liberty may effect a Liberty Adverse Recommendation Change with respect to the Liberty Board Recommendation if it determines, in good faith, after consulting with outside legal counsel, that the failure to take such action would result in a violation of its fiduciary duties under applicable Law.
(d)   For purposes of this Agreement:
“SplitCo Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than SiriusXM and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the SplitCo Business or SplitCo and its Subsidiaries (including securities of its Subsidiaries) equal to 10% or more of the SplitCo Business’ or SplitCo’s and its Subsidiaries’ consolidated assets or to which 10% or more of the SplitCo Business’ or SplitCo’s and its Subsidiaries’ revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of Beneficial Ownership of any shares of SiriusXM capital stock Beneficially Owned by Liberty (excluding, for the avoidance of doubt, any shares owned by the executive officers and directors of Liberty in their respective individual capacities or through entities for estate planning purposes) or 10% or more of any class of equity securities of SplitCo, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) Beneficially Owning 10% or more of any class of equity securities of SplitCo or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the SplitCo Business, SplitCo or any of its Subsidiaries, in each case, other than the Transactions.
(e)   Nothing in this Section 6.4 shall prohibit the Board of Directors of Liberty or SplitCo from taking and disclosing to holders of Liberty Common Stock or SplitCo Common Stock, respectively, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if such Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided, however, that in no event shall Liberty, SplitCo, or their respective Boards of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.4(c).
SECTION 6.5   No Solicitation by SiriusXM; Etc.
(a)   From the date of this Agreement until the Merger Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, (i) SiriusXM shall, and shall cause its Subsidiaries and its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person with respect to any SiriusXM Takeover Proposal and (B) promptly request each such Person that has, within the twelve (12) months preceding the date hereof, executed a confidentiality agreement in connection with its consideration of any SiriusXM Takeover Proposal to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of SiriusXM or any of its Subsidiaries and promptly terminate access by all Persons (other than Liberty, SplitCo and their Subsidiaries and Representatives) to any physical or electronic data rooms relating to a possible SiriusXM Takeover Proposal and (ii) SiriusXM shall not, and shall cause its Subsidiaries and its Representatives (the “SiriusXM Representatives”) not to, directly or indirectly (A) solicit, initiate, cause, facilitate or encourage (including by way of furnishing non-public information) any inquiries, proposals or announcements that constitute, or could reasonably be expected to lead to, any SiriusXM Takeover Proposal, (B) participate in any discussions or negotiations with any third party regarding any SiriusXM Takeover Proposal, (C) enter into any letter of intent, agreement, arrangement or other understanding related to any SiriusXM Takeover Proposal, (D) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in SiriusXM’s certificate of incorporation or bylaws, inapplicable to any transactions contemplated by a SiriusXM Takeover Proposal (and, to the extent permitted thereunder, SiriusXM shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Liberty, SplitCo or their respective Subsidiaries, under any such provisions), (E) except as required by applicable Law, waive any provisions of any confidentiality or standstill agreement (or any similar agreement) to which SiriusXM or any of its Subsidiaries is a party relating to any such SiriusXM Takeover Proposal, (F) furnish any non-public information with respect to SiriusXM and its Subsidiaries to any Person or group (and their respective Representatives and Affiliates) making (or who would reasonably be expected to make) any such SiriusXM Takeover Proposal or (G) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by SiriusXM’s Subsidiaries or SiriusXM’s Representatives shall be deemed to be a breach of this Section 6.5 by SiriusXM.
(b)   In addition to the other obligations of SiriusXM set forth in this Section 6.5, SiriusXM shall promptly advise Liberty and SplitCo, orally and in writing, and in no event later than twenty-four (24) hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, SiriusXM in respect of any SiriusXM Takeover Proposal, and shall, in any such notice to Liberty and SplitCo, indicate (i) the identity of the Person making such proposal, offer, inquiry or other contact and (ii) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request).
(c)   Neither the Board of Directors of SiriusXM nor any committee thereof shall (i) approve or recommend, or propose publicly to approve or recommend, any SiriusXM Takeover Proposal), (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize SiriusXM or any of its Subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any SiriusXM Takeover Proposal, or (iii) to recommend a SiriusXM Takeover Proposal to the SiriusXM stockholders.
(d)   For purposes of this Agreement:
“SiriusXM Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Liberty, SplitCo and their respective Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of SiriusXM and its Subsidiaries (including securities of Subsidiaries) equal to 10% or more of SiriusXM’s consolidated assets or to which 10% or more of SiriusXM’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of Beneficial Ownership of 10% or more of any class of equity securities of SiriusXM, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) Beneficially Owning 10% or more of any class of equity securities of SiriusXM or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving SiriusXM or any of its Subsidiaries; in each case, other than the Transactions.

(e)   Nothing in this Section 6.5 shall prohibit the Board of Directors of SiriusXM from taking and disclosing to SiriusXM stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if such Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided, however, that in no event shall SiriusXM or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.5(c).
SECTION 6.6   Reasonable Best Efforts.
(a)   Subject to the terms and conditions of this Agreement (including Section 6.6(d)), each of Liberty, SplitCo, Merger Sub and SiriusXM shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to effect the Merger under Article VII and the conditions to effect the Split-Off under the Reorganization Agreement to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws and the Requisite FCC Approvals), and (ii) bring about the end of any applicable waiting periods or otherwise obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions. For purposes hereof, “Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
(b)   In furtherance and not in limitation of the foregoing, each of Liberty, SplitCo and SiriusXM agrees to make necessary filings of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within fifteen (15) Business Days of the date hereof or as required under the HSR Act and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.6 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.
(c)   Each of Liberty, SplitCo and SiriusXM shall cooperate and use its reasonable best efforts to file the applications as promptly as practicable and, in any event, within fifteen (15) Business Days of the date hereof and obtain the Requisite FCC Approvals. Each of SiriusXM and Liberty shall provide to the other a reasonable opportunity to review and comment on each submission to be filed by SiriusXM and/or Liberty with the FCC in connection with obtaining the Requisite FCC Approvals (an “FCC Submission”) prior to the filing of such FCC Submission with the FCC. No FCC Submission shall be filed by SiriusXM with the FCC unless, prior to such filing, Liberty and SplitCo shall have agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) as to the contents of such submission to the extent that the submission (i) includes statements or representations relating to facts that are or will be under the exclusive control of Liberty, SplitCo, any of their respective Subsidiaries or any of their respective stockholders, directors or officers or (ii) is relevant to, or creates, any actual or potential obligations of, or limitations on, Liberty, SplitCo, any of their respective Subsidiaries or any of their respective stockholders, directors or officers including any such obligations of, or limitations on, SplitCo or its Subsidiaries under the Reorganization Agreement and other documents related to the Split-Off (each, a “Liberty FCC Issue”); provided, however, that if the FCC requests same-day filing of an FCC Submission that does not include any material issue or statement related to a Liberty FCC Issue, then SiriusXM is required only to make a good faith effort to notify Liberty’s and SplitCo’s Representatives and to give such Representatives an opportunity to review and comment on such submission prior to filing it with the FCC. Neither SiriusXM nor its Representatives shall initiate any substantive communications with the FCC with respect to the Transactions or the FCC Submission, including meetings or conferences with FCC personnel, whether telephonically, in person or otherwise, without first notifying Liberty and SplitCo (or their Representatives) and with respect to communications, meetings or conferences regarding a Liberty FCC Issue giving Liberty and SplitCo (or their Representatives) a reasonable opportunity to participate, and a reasonable number of their Representatives shall have an opportunity to participate in all conferences or meetings with FCC personnel that take place in person with respect to any Liberty FCC Issue; provided, however, that in the case of communications concerning a FCC Submission that occur during an unscheduled telephone conference initiated by the FCC in connection with which it is not reasonably practicable to provide to Liberty and SplitCo or their respective Representatives advance notice and an opportunity to participate, and communications related to non-material matters that are not Liberty FCC Issues, SiriusXM (or its Representatives) shall promptly update Liberty and SplitCo and their Representatives as to the content of such communications. SiriusXM shall provide Liberty and SplitCo with copies of each FCC Submission filed with the FCC promptly following the filing thereof and with copies of any correspondence related to the Requisite FCC Approvals received by SiriusXM. The restrictions set forth in this Section 6.6(c) do not apply to communications between FCC personnel and SiriusXM or its Representatives for a purpose unrelated to the FCC Required Approvals.
(d)   Subject to Section 6.6(c), each of Liberty, SplitCo and SiriusXM shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FCC, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions. Subject to Sections 6.6(c) and 6.13(b), no party hereto shall independently participate in any formal or informal meeting with any Governmental Authority in respect of any material communication or any filings, submissions, investigations or other inquiry in connection with the Transaction, without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate.
(e)   In furtherance and not in limitation of the covenants of the parties contained in this Section 6.6, each of Liberty, SplitCo and SiriusXM shall use its reasonable best efforts to take any and all actions and do all things necessary, proper or advisable to obtain the Requisite FCC Approvals, and any other required approval of a Governmental Authority or other Person with respect to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, none of Liberty, SiriusXM or SplitCo (or Liberty on behalf of SplitCo) shall, without the other party’s prior written consent, commit to any further divestiture transaction or agree to any restriction on its business, and nothing in this Section 6.6 shall require any party to offer, accept or agree to (i) dispose or hold separate (in trust or otherwise) any part of its businesses, operations, assets or product lines (or a combination of Liberty’s, SiriusXM’s and SplitCo’s respective businesses, operations, assets or product lines) or otherwise rearrange the composition of its assets, (ii) not compete in any geographic area or line of business, (iii) restrict the manner in which, or whether, any party may carry on business in any part of the world (including such party’s freedom of action with respect to future acquisitions of assets or businesses or its full rights of ownership with respect to any assets and businesses held as of the date hereof or at the Closing) and/or (iv) take any action to impose restrictions or limitations upon the exercise of full rights of ownership by any holder of capital stock of Liberty, SiriusXM or SplitCo or otherwise to require the repurchase, redemption, deemed transfer, divestiture or other disposition (by forced sale or otherwise) of the capital stock held by any holder of shares of Liberty, SiriusXM or SplitCo. The parties shall contest or otherwise resist any administrative or judicial Action, including any proceeding by a private party, challenging any of the Transactions. Notwithstanding anything herein to the contrary, Liberty’s and its Subsidiaries’ obligations under this Section 6.6 are solely with respect to Liberty SiriusXM, and Liberty and its Subsidiaries shall have no obligation hereunder whatsoever to take any action or omit to take any action with respect to Liberty’s Formula One Group or Liberty Live Group.

(f)   Tax Opinion Efforts.
(i)   Each of SiriusXM, Liberty and SplitCo shall, and shall cause their respective Subsidiaries to, cooperate with one another and use their respective reasonable best efforts to permit (A) Liberty to obtain the opinions referenced in Section 7.3(c), and (B) SiriusXM to obtain the opinion referenced in Section 7.2(d). At or immediately following the Closing, Liberty shall provide SplitCo with a true copy of the Liberty Split-Off Representation Letters and the SplitCo Split-Off Representation Letters.
(ii)   Without limitation of the foregoing, (A) SiriusXM shall, (x) immediately prior to the Split-Off Effective Time, execute and deliver to Liberty Tax Counsel the SiriusXM Split-Off Representation Letter and execute and deliver to each of Liberty Tax Counsel and SiriusXM Tax Counsel the SiriusXM Merger Representation Letter and (y) provide any similar representation letters in connection with similar opinions that may be required in connection with the filing with the SEC of the Form S-4, (B) SplitCo shall, (x) immediately prior to the Split-Off Effective Time, execute and deliver to Liberty Tax Counsel the SplitCo Split-Off Representation Letters and execute and deliver to each of Liberty Tax Counsel and SiriusXM Tax Counsel the SplitCo Merger Representation Letter and (y) provide any similar representation letter in connection with similar opinions that may be required in connection with the filing with the SEC of the Form S-4, and (C) Liberty shall, (x) immediately prior to the Split-Off Effective Time, execute and deliver to Liberty Tax Counsel the Liberty Split-Off Representation Letters and (y) provide any similar representation letters in connection with similar opinions that may be required in connection with the filing with the SEC of the Form S-4.
(g)   Each of Liberty and SplitCo shall use, and shall cause their respective Subsidiaries to use, their reasonable best efforts to obtain at the earliest practicable date all of the consents, waivers and approvals listed on Section 6.6(g) of the Liberty Disclosure Schedule. All such consents, waivers, approvals and notices shall be in writing and in form and substance satisfactory to SiriusXM, and executed counterparts of such consents, waivers and approvals shall be delivered to SiriusXM promptly after receipt thereof, and copies of such notices shall be delivered to SiriusXM promptly after the making thereof.
SECTION 6.7   Public Announcements.   The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by SiriusXM (through the Special Committee) and Liberty (the “Public Announcement”). Thereafter until the Merger Effective Time, none of Liberty, SplitCo or SiriusXM shall, and shall cause their respective Subsidiaries not to, issue or cause the publication of any press release or other written or oral communication to the public (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the Transactions without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed); provided, however, that Liberty, SplitCo and SiriusXM may issue or cause the publication of any press release or other written or oral communication to the public with respect to the Merger, this Agreement or the Transactions without the prior written consent of the other parties (a) as may be required by Law or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party, to the extent such party is reasonably able to do so, shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party) or (b) if such release or other written or oral communication is consistent with the Public Announcement, the information contained in such release or other written or oral communication has otherwise been publicly disclosed in accordance with this Agreement or becomes generally available prior to the date of such release or other written or oral communication in accordance with this Agreement.
SECTION 6.8   Access to Information; Confidentiality.
(a)   Prior to the Closing, with respect to the SplitCo Business, SplitCo or its Subsidiaries only, Liberty and SplitCo shall, and shall cause each of their respective Subsidiaries to, afford to SiriusXM and SiriusXM’s Representatives reasonable access during normal business hours to all of their properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives as SiriusXM may reasonably request with reasonable prior notice and Liberty and SplitCo shall furnish as soon as reasonably practicable to SiriusXM all information concerning the SplitCo Business, SplitCo or its Subsidiaries as SiriusXM may reasonably request, subject in all cases, to any bona fide concerns of loss of attorney-client privilege and attorney work product protections that Liberty and SplitCo may in their good faith judgment reasonably have and any restrictions contained in Contracts to which Liberty, SplitCo or any of their Subsidiaries is a party (it being understood that each of Liberty and SplitCo shall use its reasonable best efforts to provide any such information in a manner that does not result in such loss of privilege or protection or violation). SiriusXM and its Representatives shall conduct any such activities in a manner as not to interfere unreasonably with the business of Liberty, SplitCo or any of their Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of Liberty, SplitCo or any of their respective Subsidiaries of their normal duties. From the date of this Agreement until the date that is five (5) years following the Closing Date or the termination of this Agreement pursuant to Article IX, SiriusXM shall, and shall cause its Subsidiaries and its and their respective Representatives to, hold in confidence any and all non-public or confidential information concerning Liberty, SplitCo and their respective Subsidiaries received pursuant to this Section 6.8(a) or otherwise in connection with this Agreement or the Transactions from or on behalf of Liberty, SplitCo or their respective Representatives; provided, however, that SiriusXM shall not be prevented from disclosing information (i) as required by applicable Law, (ii) which is or becomes generally available to the public other than as a result of a disclosure by SiriusXM, its Subsidiaries or their respective Representatives in breach of any confidentiality obligation with respect thereto, (iii) which has previously been publicly disclosed as contemplated by this Agreement or the other Transaction Agreements (including in connection with the Prospectus / Proxy Statement or any other filings under applicable Exchange Act or stock market listing rules) or (iv) with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries from and after Closing. No investigation, or information received, pursuant to this Section 6.8(a) will modify any of the representations and warranties of the parties hereto.
(b)   Prior to the Closing, SiriusXM shall, and shall cause each of its Subsidiaries to, afford to Liberty, SplitCo and their respective Representatives reasonable access during normal business hours to all of their properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives as Liberty or SplitCo may reasonably request with reasonable prior notice and SiriusXM shall furnish as soon as reasonably practicable to Liberty and SplitCo all information concerning SiriusXM and its Subsidiaries as Liberty and SplitCo may reasonably request, subject in all cases, to any bona fide concerns of attorney-client privilege or attorney work product protections that SiriusXM may reasonably have and any restrictions contained in Contracts to which SiriusXM or any of its Subsidiaries is a party (it being understood that SiriusXM shall use its reasonable best efforts to provide any such information in a manner that does not result in such violation). Liberty, SplitCo and their respective Representatives shall conduct any such activities in a manner as not to interfere unreasonably with the business of SiriusXM or any of its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of SiriusXM or any of its respective Subsidiaries of their normal duties. From the date of this Agreement until the date that is five (5) years following the Closing Date or the termination of this Agreement pursuant to Article IX, Liberty shall, and shall cause its respective Subsidiaries (including SplitCo prior to the Split-Off Effective Time) and Representatives to, hold in confidence any and all non-public or confidential information concerning SiriusXM received pursuant to this Section 6.8(b) or otherwise in connection with this Agreement or the Transactions; provided, however, that Liberty and its Subsidiaries and Representatives shall not be prevented from disclosing information (i) as required by applicable Law, (ii) which is or becomes generally available to the public other than as a result of a disclosure by Liberty, its Subsidiaries or its Representatives in breach of any confidentiality obligation with respect thereto or (iii) which has previously been publicly disclosed as contemplated by this Agreement or the other Transaction Agreements (including in connection with the Prospectus / Proxy Statement or any other filings under applicable Exchange Act or stock market listing rules). No investigation, or information received, pursuant to this Section 6.8(b) will modify any of the representations and warranties of the parties hereto.
SECTION 6.9   Notification of Certain Matters.   Liberty and SplitCo shall give prompt notice to SiriusXM, and SiriusXM shall give prompt notice to Liberty and SplitCo, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to Liberty (solely with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries, the Liberty Owned SiriusXM Shares or the Transactions), SplitCo, or

SiriusXM, (ii) any Actions commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement to be breached, which breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.3(a), and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder which failure would give rise to the failure of a condition set forth in Section 7.2(b), Section 7.2(c) or Section 7.3(b); provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.
SECTION 6.10   Indemnification; Insurance.
(a)   From and after the Merger Effective Time, SplitCo shall, and shall cause its Subsidiaries to, in each case, to the fullest extent permitted under applicable Law (i) indemnify, hold harmless and advance expenses to the individuals who at or prior to the Merger Effective Time were directors or officers of SiriusXM or any of its Subsidiaries (each, an “Indemnitee” and collectively, the “Indemnitees”) with respect to all Actions and all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) arising from, relating to or in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of SiriusXM or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of SiriusXM or such Subsidiary, or taken at the request of SiriusXM or such Subsidiary, in each case under clause (A) or (B), at, or at any time prior to, the Merger Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision) and (ii) comply with its obligations to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time as provided in the certificate of incorporation or any bylaws of SiriusXM or its Subsidiaries or indemnification agreements, in each case, as in effect immediately prior to the Merger Effective Time or in any agreement in existence as of the date of this Agreement providing for indemnification between SiriusXM or any of its Subsidiaries and any Indemnitee. Without limiting the foregoing, from and after the Merger Effective Time, SplitCo shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of SplitCo and any successor thereto to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification and advancement than are set forth in SplitCo’s Public Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would materially adversely affect the rights thereunder of the Indemnitees.
(b)   SplitCo shall not settle, compromise or consent to the entry of any judgment in any threatened or actual Action relating to any acts or omissions covered under this Section 6.10 (each, a “Claim”) for which indemnification could be sought by an Indemnitee hereunder, unless such settlement compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent (such consent not to be unreasonably delayed, withheld or conditioned). SplitCo and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(c)   Prior to the Merger Effective Time, SiriusXM shall purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail Policy”) covering the six-year period from and after the Merger Effective Time for SiriusXM’s current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by SiriusXM from a comparable carrier to SiriusXM’s current directors’ and officers’ liability insurance carrier on terms that are no less favorable to the terms of the directors’ and officers’ liability insurance coverage currently maintained by SiriusXM as of the date of this Agreement with respect to claims arising from facts or events that occurred on or before the Merger Effective Time. If SiriusXM is unable to obtain the “tail” policy described in the immediately preceding sentence as of the Merger Effective Time, SplitCo shall obtain an insurance and indemnification policy (from a comparable carrier as the current SiriusXM insurer) that provides directors’ and officers’ liability insurance for events, acts and omissions occurring at or prior to the Merger Effective Time for an aggregate period of no less than six years from the Merger Effective Time that is no less favorable to the Indemnitees than SiriusXM’s existing policy. In addition, SplitCo shall obtain an insurance and indemnification policy (from a comparable carrier as the current SiriusXM insurer) that provides directors’ and officers’ liability insurance for events, acts and omissions occurring from and after the Merger Effective Time that is no less favorable to the Indemnitees than SiriusXM’s existing policy. Notwithstanding the foregoing, in no event will SiriusXM or SplitCo be required to pay annual premiums for such coverage described in this Section 6.10(c) in excess of 300% of the last annual premium paid by SiriusXM for the directors’ and officers’ liability insurance coverage currently maintained by SiriusXM; provided that, in such an event that the annual premium for any such policy exceeds 300% of the last annual premium paid by SiriusXM for the directors’ and officers’ liability insurance coverage currently maintained by SiriusXM, SiriusXM or SplitCo, as applicable, shall obtain the available policy or policies, as applicable and in each case, with an annual premium equal to or less than 300% of the last annual premium paid by SiriusXM for the directors’ and officers’ liability insurance coverage currently maintained by SiriusXM, that most closely satisfies the obligations set forth in this Section 6.10(c) in the aggregate. SiriusXM or SplitCo, as applicable, shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder. SiriusXM shall cause the D&O Tail Policy to expressly provide that it survives the Closing.
(d)   The provisions of this Section 6.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have. The obligations of SplitCo and SiriusXM under this Section 6.10 shall not be terminated or modified in such a manner as to materially and adversely affect the rights of any Indemnitee to whom this Section 6.10 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (such consent not to be unreasonably delayed, withheld or conditioned) (it being expressly agreed that the Indemnitees to whom this Section 6.10 applies shall be third party beneficiaries of this Section 6.10).
(e)   In the event that SplitCo or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) winds up or dissolves, then, and in each such case, proper provision shall be made so that the successors and assigns of SplitCo shall assume all of the obligations thereof set forth in this Section 6.10.
(f)   SplitCo hereby acknowledges that the Indemnitees have or may, in the future, have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons (collectively, “Other Indemnitors”). SplitCo hereby agrees that, (i) SplitCo and its Subsidiaries are the indemnitors of first resort (i.e., their obligations to a Indemnitee shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any Indemnitee shall be secondary), (ii) SplitCo and its Subsidiaries shall, to the extent permitted by the SplitCo Public Charter Documents and SplitCo Subsidiary Documents or pursuant to any indemnity agreements between any of SiriusXM and its Subsidiaries and any such Indemnitees as in effect on the date of this Agreement, be required to advance the full amount of expenses incurred by any Indemnitee and, to the extent permitted by the SplitCo Public Charter Documents and SplitCo Subsidiary Documents or pursuant to any indemnity agreements between any of SiriusXM and its Subsidiaries and any such Indemnitees as in effect on the date of this Agreement, be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted, without regard to any rights the Indemnitee may have against the Other Indemnitors, and (iii) effective upon the Closing, SplitCo and its Subsidiaries, irrevocably waive, relinquish and release the Other Indemnitors (other than the insurers under the D&O Tail Policy) from any and all claims (A) against the Other Indemnitors for contribution, indemnification, subrogation or any other recovery of any kind in respect thereof and (B) that the Indemnitees must seek expense advancement, reimbursement or indemnification from any Other Indemnitor before SplitCo and its Subsidiaries must perform its expense advancement, reimbursement or indemnification obligations under this Agreement. SplitCo hereby further agrees that no advancement, indemnification or other payment by the

Other Indemnitors on behalf of a Indemnitee with respect to any claim for which a Indemnitee has sought indemnification from SplitCo and its Subsidiaries shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such Indemnitee against SplitCo and its Subsidiaries, and SplitCo and its Subsidiaries shall jointly and severally indemnify and hold harmless against such amounts actually paid by the Other Indemnitors.
(g)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SiriusXM or any of its Subsidiaries for any of their respective directors, officers or other employees or the D&O Tail Policy, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims under such policies.
(h)   The obligations of SiriusXM and SplitCo (or any successor entity thereto) under this Section 6.10 shall continue in full force and effect for a period of six years from the Merger Effective Time; provided, however, that if any Claim (whether arising before, at or after the Merger Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Merger Effective Time, the provisions of this Section 6.10 shall continue in effect until the full and final resolution of such Claim.
SECTION 6.11   Litigation.
(a)   Each of Liberty, SplitCo, Merger Sub and SiriusXM shall (i) use its reasonable best efforts to defend against, and shall promptly notify the other parties hereto of and keep such other parties reasonably informed with respect to the status of, all Actions in which such party or any of their respective directors or officers is named as a defendant that arises out of, relates to or is in connection with any or all of the Transactions, including any Actions that seek to enjoin, restrain or prohibit any or all of the Transactions and/or seek monetary damages relating to, arising from or in connection with any or all of the Transactions (“Transaction Litigation”) and (ii) bear its own fees, costs and expenses with respect to its participation in the defense of, and/or engagement of counsel with respect to, any Transaction Litigation (understanding that all such fees and expenses of Liberty (A) prior to the Closing shall be paid by Liberty or reduce Transferred Cash (as defined in the Reorganization Agreement) and (B) following the Closing shall become SplitCo Liabilities under the Reorganization Agreement and be subject to Section 4.1(n) thereof). From the date hereof until the Closing, Liberty shall have the right to take control of the defense and settlement with respect to any and all Transaction Litigation and to employ and engage attorneys reasonably satisfactory to Liberty, upon written notice to the other parties of such election; provided that Liberty shall keep SiriusXM reasonably informed of the status of any such defense and shall regularly consult with, and consider in good faith any input from, SiriusXM with respect to any such defense. From and after the Closing, SplitCo shall have the right to take control of the defense and settlement with respect to any and all Transaction Litigation and to employ and engage attorneys reasonably satisfactory to SplitCo, upon written notice to the other parties of such election; provided that SplitCo shall keep Liberty reasonably informed of the status of any such defense and shall regularly consult with, and consider in good faith any input from, Liberty with respect to any such defense. None of Liberty, SplitCo, Merger Sub or SiriusXM shall settle any such Transaction Litigation or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having the prior written consent of Liberty and SplitCo (such consent not to be unreasonably delayed, withheld or conditioned). Each of Liberty, SplitCo, Merger Sub and SiriusXM shall use reasonable best efforts to cause each of its Affiliates, directors and officers to use reasonable best efforts to defend any Transaction Litigation in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 6.11(a) to the same extent as if such Person was a party.
(b)   Each of Liberty, SplitCo, and SiriusXM shall use reasonable best efforts to pursue recovery for any Liabilities arising from the Specified Litigation Matter or any Transaction Litigation under its applicable insurance policies to the maximum extent possible, the proceeds of which shall be paid in accordance with the resolution of such litigation; provided that, in the event that Liberty, SplitCo or SiriusXM obtains recovery under its applicable insurance policies after SiriusXM has paid any judgment or settlement amount with respect to a SplitCo Liability, then the proceeds of such recovery shall be paid to SiriusXM (provided, that, for the avoidance of doubt, if Liberty has separately paid any judgment or settlement amount in connection with the same matter and with respect to which Liberty obtains recovery under its applicable insurance policies, then the proceeds of such recovery (up to the amount of such payment by Liberty) shall not be paid to SiriusXM).
SECTION 6.12   Fees and Expenses.   Subject to Section 9.3(c), all fees and expenses incurred in connection with this Agreement, each other Transaction Agreement, the Merger and the consummation of the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided that all fees and expenses incurred by Liberty, SplitCo and Merger Sub in connection with this Agreement, each other Transaction Agreement, the Merger and the consummation of the Transactions shall be borne by SplitCo by virtue of such fees and expenses being attributed to Liberty SiriusXM and transferred to SplitCo in the Restructuring. Notwithstanding anything to the contrary contained herein, (i) SplitCo will pay for the total SEC filing fee as well the printing and mailing of the Prospectus / Proxy Statement to the holders of SiriusXM Common Stock and Liberty SiriusXM Common Stock; provided, that, if this Agreement is validly terminated prior to the Closing, SiriusXM will, within two (2) Business Days of such termination of this Agreement, reimburse SplitCo for the cost of such SEC filing fee applicable to the Form S-4, which is attributable to the shares of SplitCo Common Stock to be issued to the holders of SiriusXM Common Stock in the Merger, and the cost of the printing and mailing of the Prospectus / Proxy Statement applicable to the holders of SiriusXM Common Stock and (ii) each of Liberty and SiriusXM shall bear fifty percent (50%) of the fees payable in connection with the filings to be made pursuant to Section 6.6 to obtain the Requisite FCC Approvals.
SECTION 6.13   Tax Matters.
(a)   None of Liberty, SplitCo, SiriusXM or any of their respective Subsidiaries shall take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken, which action or failure to act could reasonably be expected to cause (i) the exchanges of SiriusXM Common Stock for the Merger Consideration pursuant to the Merger, taken together with the Contribution, to fail to qualify for the Merger Intended Tax Treatment, or (ii) the Split-Off to fail to qualify for the Split-Off Intended Tax Treatment.
(b)   Liberty, SiriusXM and SplitCo agree that, with respect to any and all Tax sharing or allocation agreements, whether written or unwritten, between or among the Liberty Tax Sharing Parties, on the one hand, and the SplitCo Tax Sharing Parties, on the other hand, (in each case, other than commercial agreements the primary subject matter of which is not Taxes) which are in effect as of immediately before the Split-Off Effective Time (including, for the avoidance of doubt, the Sirius/Liberty Tax Sharing Agreement, but not including any Transaction Agreement) (“Terminating Tax Sharing Agreements”), effective as of the Split-Off Effective Time, (i) none of the Liberty Tax Sharing Parties shall have any further rights, benefits, obligations or liabilities against or with respect to any of the SplitCo Tax Sharing Parties pursuant to the Terminating Tax Sharing Agreements, (ii) none of the SplitCo Tax Sharing Parties shall have any further rights, benefits, obligations or liabilities against or with respect to any of the Liberty Tax Sharing Parties pursuant to the Terminating Tax Sharing Agreements, (iii) the Sirius/Liberty Tax Sharing Agreement shall terminate and have no further force and effect, and (iv) except as otherwise expressly set forth in this Agreement or in another Transaction Agreement, the rights, benefits, obligations and liabilities of the Liberty Tax Sharing Parties, on the one hand, and the SplitCo Tax Sharing Parties, on the other hand, with respect to Taxes and Tax matters shall be governed exclusively by the Tax Sharing Agreement. For the avoidance of doubt, nothing in this Section 6.13(b) shall cause or result in the termination of the Liberty Tax Sharing Policies or the Tax Sharing Agreement.
(c)   At the Closing, SiriusXM shall deliver to SplitCo a certificate, in form and substance reasonably satisfactory to SplitCo and that complies with Treasury Regulations Section 1.897-2(h), to the effect that interests in SiriusXM are not United States real property interests.
SECTION 6.14   Rule 16b-3.
(a)   Prior to each of the Split-Off Effective Time and the Merger Effective Time, each of Liberty and SplitCo shall take such steps as may be reasonably requested by any party hereto (to the extent permitted by applicable law) to cause (a) dispositions and acquisitions of Liberty SiriusXM Common Stock and other equity securities (including securities deliverable upon exercise, vesting or settlement of any equity awards or other derivative securities and also including any acquisitions resulting from the acceleration of any equity awards), and (b) acquisitions of SplitCo’s equity securities (including securities deliverable upon exercise, vesting or settlement of any equity awards or other derivative securities), pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of Liberty or SplitCo, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act, including in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters (the “No-Action Letter”). For the avoidance of doubt, the foregoing shall only apply in respect of dispositions or acquisitions eligible for the exemption set forth in Rule 16b-3.
(b)   Prior to each of the Split-Off Effective Time and the Merger Effective Time, SiriusXM shall take such steps as may be reasonably requested by any party hereto (to the extent permitted by applicable law) to approve dispositions of SiriusXM Common Stock and other equity securities of SiriusXM by each individual who is a director or officer of SiriusXM pursuant to the transactions contemplated by this Agreement under Rule 16b-3 promulgated under the Exchange Act including in accordance with the No-Action Letter. For the avoidance of doubt, the foregoing shall only apply in respect of dispositions eligible for the exemption set forth in Rule 16b-3.
SECTION 6.15   Nasdaq Listing.   SplitCo shall use reasonable best efforts to cause the shares of SplitCo Common Stock to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.
SECTION 6.16   SiriusXM Common Stock Delisting.   SiriusXM, Liberty and SplitCo shall cooperate and use their reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on their part under applicable Law and the rules and policies of Nasdaq to enable the delisting of the shares of SiriusXM Common Stock from Nasdaq and the deregistration of the shares of SiriusXM Common Stock under the Exchange Act as promptly as practicable after the Merger Effective Time.
SECTION 6.17   No Acquisition of a Liberty Interest by SiriusXM.   From and after the date hereof and prior to the earlier of the Merger Effective Time and the termination of this Agreement in accordance with Article IX, SiriusXM will not (a) acquire, directly or indirectly, any shares of Liberty SiriusXM Common Stock or any other rights to purchase or receive additional shares of Liberty SiriusXM Common Stock other than as a result of stock splits, dividends or other similar transactions or (b) acquire, directly or indirectly, any Liberty Interest.
SECTION 6.18   No Acquisition of a SiriusXM Interest by Liberty.   From and after the date hereof and prior to the earlier of the Merger Effective Time and the termination of this Agreement in accordance with Article IX, Liberty will not (a) sell, dispose of or transfer, directly or indirectly, any shares of SiriusXM Common Stock other than as contemplated by the Transaction Agreements (including in connection with the Restructuring), (b) acquire, directly or indirectly, any additional shares of SiriusXM Common Stock or any other rights to purchase or receive additional shares of SiriusXM Common Stock other than as a result of stock splits, dividends or other similar transactions or any deemed purchases of SiriusXM Common Stock resulting from the refinancing or repurchase of the 2.75% Exchangeable Senior Debentures or (c) enter into or acquire, directly or indirectly, any derivative contract with respect to any shares of SiriusXM Common Stock or enter into any other hedging or other similar transaction that has the effect of providing Liberty, directly or indirectly, with the economic benefits, voting rights or risks of ownership of any shares of SiriusXM Common Stock.
SECTION 6.19   Intercompany Arrangements; Intercompany Payables; Termination of Investment Agreement and Section 253 Agreement.
(a)   As of the Split-Off Effective Time, except with respect to the Transaction Agreements, (i) none of SplitCo or any of its Subsidiaries shall be liable to Liberty or any of its controlled Affiliates based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding existing on or prior to the Split-Off Effective Time, and (ii) each of SplitCo (on behalf of itself and its Subsidiaries) and Liberty (on behalf of itself and its controlled Affiliates) hereby terminates any and all Contracts, arrangements, courses of dealing and understandings between or among SplitCo (on behalf of itself and its Subsidiaries), on the one hand, and Liberty (on behalf of itself and its controlled Affiliates), on the other hand, solely insofar as such Contracts, arrangements, course of dealing and understandings relate to the SplitCo Business, SplitCo or any of SplitCo’s Subsidiaries, effective as of the Split-Off Effective Time. No such Contract, arrangement, course of dealing or understanding (including any provision thereof which purports to survive termination) insofar as it is terminated with respect to the SplitCo Business, SplitCo or any of SplitCo’s Subsidiaries shall be of any further force or effect after the Split-Off Effective Time with respect to the SplitCo Business, SplitCo or any of SplitCo’s Subsidiaries. SplitCo and Liberty shall, and shall cause their respective controlled Affiliates to, execute and deliver such agreements, instruments and other papers as may be required to evidence the termination of any such Contract, arrangement, course of dealing or understanding with respect to the SplitCo Business, SplitCo or any of SplitCo’s Subsidiaries pursuant to this Section 6.19 if so requested by a party hereto. All intercompany payables and loans owed to Liberty or its Subsidiaries (except for SplitCo and its Subsidiaries), on the one hand, by SplitCo or one of its Subsidiaries, on the other hand, including as provided in Section 6.2(b), shall, prior to or at the Split-Off Effective Time, be canceled, settled or extinguished.
(b)   Subject to the consummation of the Merger, each of Liberty (on behalf of itself with respect to the Section 253 Agreement and on behalf of Liberty Radio with respect to the Investment Agreement) and SiriusXM hereby terminates each of the Investment Agreement and the Section 253 Agreement, in each case, effective as of the Merger Effective Time and with no further obligations of SplitCo or its Affiliates from and after the Closing. Liberty and SiriusXM shall, and shall cause their respective Subsidiaries to, execute and deliver such further agreements, instruments and other papers as may be required to evidence the termination of the Investment Agreement and the Section 253 Agreement. Following such terminations, the Investment Agreement and the Section 253 Agreement shall be of no further or effect.
SECTION 6.20   Liberty Undertaking; Effects of Split-Off.
(a)   Liberty agrees that during the period from the date hereof to the earlier of the Split-Off Effective Time and the termination of this Agreement in accordance with Article IX, it will (i) cause SplitCo, Merger Sub and SplitCo’s other Subsidiaries to perform their respective obligations under this Agreement in accordance with the terms hereof and (ii) be responsible for any Liability arising out of a breach of any representation or warranty made by SplitCo or Merger Sub in this Agreement and for the failure of SplitCo or Merger Sub to perform any of such party’s covenants, agreements or obligations hereunder in accordance with the terms hereof.
(b)   Effective as of the Split-Off Effective Time, Liberty hereby transfers, assigns and conveys to SplitCo all of Liberty’s rights and benefits under this Agreement (other than Liberty’s (and its officers’ and directors’) rights under Sections 6.9, 6.11, 6.12, 6.13(b), 6.17, 6.19, 6.20 and 9.2 (such rights, collectively, the “Retained Rights”), provided that nothing herein shall affect any of SplitCo’s, Merger Sub’s or SiriusXM’s rights (other than against Liberty) under such sections) (such assigned rights and benefits, collectively, the “Assigned Rights”). Effective as of the Split-Off Effective Time, SplitCo accepts the Assigned Rights and assumes and agrees to be bound by all of Liberty’s liabilities and obligations under this Agreement (other than Liberty’s (and its officers’ and directors’) liabilities and obligations under Sections 6.9, 6.11, 6.12, 6.13(b) and 6.19 (the “Retained Obligations”)) (the “Assigned Obligations”), and to perform the Assigned Obligations in accordance with this Agreement; provided that, such assumption of liabilities and obligations is subject to Section 6.20(c).
(c)   Effective as of the Split-Off Effective Time, (i) SiriusXM, SplitCo and Merger Sub hereby release Liberty from any obligations and liabilities relating to (A) any breach by Liberty, SplitCo or Merger Sub of any representation or warranty made by or on behalf of any of them hereunder or the failure of Liberty, SplitCo or Merger Sub to perform any covenant, agreement or obligation to be performed by Liberty, SplitCo or Merger Sub hereunder (other than the Retained Obligations), (B) Liberty’s obligation pursuant to this Agreement to cause SplitCo and Merger Sub to perform their respective covenants, agreements or obligations hereunder and (C) SplitCo’s performance after the Split-Off Effective Time of the Assigned Rights and Assigned Obligations (for the avoidance of doubt, the foregoing does not constitute a release in favor of SplitCo with respect to any of the obligations of SplitCo hereunder) and (ii) Liberty hereby releases each of SiriusXM, SplitCo and Merger Sub, from any obligations and liabilities relating to any breach by it of any representation or warranty made by it hereunder or its failure to perform in all material respects any covenant, agreement or obligation to be performed by it hereunder (other than any obligation of SplitCo and SiriusXM with respect to a Retained Right). In furtherance of and not in limitation of the foregoing, the parties agree that from and after the Split-Off Effective Time, SiriusXM will look solely to SplitCo and Merger Sub with respect to (i) the performance of SplitCo’s and Merger Sub’s covenants, agreements or obligations hereunder and with respect to any liability of SplitCo or Merger Sub hereunder and (ii) the performance of Liberty’s covenants, agreements or Assigned Obligations hereunder, whether such obligation or liability arises before or after the Split-Off Effective Time. Notwithstanding anything to the contrary contained herein, the foregoing releases shall not affect the rights of the parties under the Transaction Agreements.
(d)   For the avoidance of doubt, nothing in this Section 6.20 shall affect the rights, benefits, obligations or liabilities of the parties under the other Transaction Agreements.
(e)   Nothing in this Section 6.20 shall (i) relieve any party from liability for fraud or any willful breach of this Agreement or (ii) affect the rights and obligations of any party under this Agreement upon termination of this Agreement pursuant to Article IX.
SECTION 6.21   State Takeover Statutes.   Each party hereto shall use its reasonable best efforts to (a) take all action necessary to ensure that no “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar Law is or becomes applicable to any of the Transactions and (b) if any “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.
SECTION 6.22   3.75% Convertible Senior Notes and 2.75% Exchangeable Senior Debentures.
(a)   At or prior to the Split-Off Effective Time, to the extent the 3.75% Convertible Senior Notes and/or the 2.75% Exchangeable Senior Debentures are outstanding, as applicable, Liberty and SplitCo shall give any notices and take all other actions necessary in accordance with the terms of the Existing Indentures which actions shall include Liberty and SplitCo (or their Subsidiaries) (i) taking any corporate or other organizational action and giving any notices, press releases, documents or instruments, in each case, that may be required in connection with the Transactions, (ii) preparing any supplemental indentures required under the Existing Indentures in connection with the Transactions and the consummation thereof to be executed and delivered to the trustee under the applicable Existing Indenture at or prior to the Split-Off Effective Time, (iii) causing their counsel to deliver any opinions of counsel required to be delivered at or prior to the Split-Off Effective Time (including, but not limited to, the opinions of counsel to the applicable trustee as set forth in Section 10.04 of the 3.75% Convertible Senior Notes Indenture and Section 9.03 of the 2.75% Exchangeable Senior Debentures Indenture) and any officer’s certificates or other documents or instruments, as may be necessary to comply with all of the terms and conditions of the Existing Indentures in connection with the Transactions; and (iv) taking all actions under (A) the 3.75% Convertible Senior Notes Indenture as are required thereby for the Transactions to qualify as a “SIRI Distribution” (as such term is defined in the 3.75% Convertible Senior Notes Indenture) thereunder and (B) the 2.75% Exchangeable Senior Debentures Indenture as are required thereby for the Transactions to qualify as a “Permitted Transfer” (as such term is defined in the 2.75% Exchangeable Senior Debentures Indenture) thereunder.
(b)   Liberty and SplitCo shall (i) provide SiriusXM and the Special Committee reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to be delivered under the Existing Indentures pursuant to Section 6.22(a), prior to the dispatch or making thereof and Liberty and SplitCo shall give due consideration to any such comments proposed by SiriusXM and the Special Committee and (ii) provide SiriusXM and the Special Committee and their respective counsel (to the extent not publicly available) with copies of any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to be delivered under the Existing Indentures pursuant to Section 6.22(a).
(c)   Except in connection with any action (x) permitted under Section 6.2 (including, but not limited to, entering into any supplemental indenture to the 2.75% Exchangeable Senior Debentures Indenture related to any repurchase or redemption of the 2.75% Exchangeable Senior Debentures permitted by Section 6.2(a)(xii)) or (y) permitted by Section 6.22(d), prior to the Merger Effective Time, neither Liberty nor SplitCo shall amend, modify or supplement any Existing Indenture or take any action that, in each case, would adversely affect Liberty’s obligations or SplitCo’s obligations under any Existing Indenture in any material respect without the prior written consent of SiriusXM (other than, for the avoidance of doubt, any required change in connection with the Transactions).
(d)   If the Merger Effective Time has not occurred by the Resale Restriction Termination Date (as defined in the 3.75% Convertible Senior Notes Indenture), Liberty shall use commercially reasonable efforts as promptly as reasonably practicable following the Resale Restriction Termination Date and prior to the Closing Date (and in no event later than March 25, 2024) to remove the restrictive legend on the 3.75% Convertible Senior Notes (for the avoidance of doubt, this Section 6.22(d) shall not be deemed violated if such restrictive legend is not removed by March 25, 2024 so long as Liberty used and continues to use, prior to the Closing Date, its commercially reasonable efforts to comply with this Section 6.22(d)).
SECTION 6.23   Financing.
(a)   In coordination with the Debt Financing Sources and Liberty, SiriusXM shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to launch a marketing process in order to obtain commitments for an Alternative Financing in the form of term “A” loans as promptly as possible following the date hereof. To the extent any Alternative Financing is obtained on or prior to the Closing Date, SiriusXM shall, and shall cause each of its Subsidiaries to, promptly terminate the Financing Commitments by an amount no less than the aggregate principal amount of such Alternative Financing obtained on or prior to the Closing Date.
(b)   To the extent reasonably requested in writing by Liberty and SplitCo, SiriusXM shall coordinate with Liberty and Splitco in connection with the process of an Alternative Financing and shall keep Liberty and SplitCo reasonably informed of the status of its (and its Subsidiaries’) efforts to arrange the Financing or the Alternative Financing (including providing Liberty and SplitCo with copies of material draft and definitive agreements and other material documents (including any lender presentations and road show decks) related to the Financing or the Alternative Financing, as applicable). SiriusXM (on behalf of itself and its Subsidiaries) shall give Liberty and SplitCo notice as promptly as reasonably practicable (x) of any material breach or default by any party to any of the Financing Commitments or definitive agreements related to the Financing or the Alternative Financing of which SiriusXM (or its Subsidiaries) becomes aware, (y) of the receipt of any written (A) notice or (B) other communication, in each case, from any Person with respect to (1) any actual or potential material breach, default, termination or repudiation by any party to any of the Financing Commitments or definitive agreements related to the Financing or the Alternative Financing or (2) material dispute or disagreement between or among the parties to any of the Financing Commitments or definitive agreements related to the Financing or the Alternative Financing including, without limitation, with respect to the obligation to fund the Financing, the Alternative Financing or the amount of the Financing or the Alternative Financing to be funded at the Closing, and (z) if at any time for any reason SiriusXM (or its Subsidiaries) believes in good faith that it (or its Subsidiaries) will not be able to obtain all or any portion of the Financing or the Alternative Financing needed to consummate the Transactions on the terms and conditions, in the manner, or from the sources contemplated by, any of the Financing Commitments or definitive agreements related to the Financing or the Alternative Financing at or prior to the time that the Closing is required to occur pursuant to the terms hereof.
(c)   Each of Liberty and SplitCo shall use their respective reasonable best efforts to provide all reasonable cooperation requested in writing by SiriusXM in connection with the Financing or the Alternative Financing. Notwithstanding anything to the contrary, neither Liberty nor SplitCo shall be required to take or permit the taking of any action pursuant this clause (d) that: (i) would require Liberty, SplitCo or any of their Subsidiaries or any Persons who are officers or directors of Liberty, SplitCo or any of their Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing, the Alternative Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, (ii) cause any representation or warranty in this Agreement to be breached by Liberty, SplitCo or any of their Subsidiaries, (iii) require Liberty, SplitCo or any of their Subsidiaries to have any obligation under any agreement, certificate, document or instrument related to the Financing or the Alternative Financing, (iv) cause any director, officer or employee or stockholder of Liberty, SplitCo or any of their Subsidiaries to incur any personal liability, (v) conflict with the organizational documents of Liberty, SplitCo or any of their

Subsidiaries or any Laws, (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Liberty, SplitCo or any of their Subsidiaries is a party, (vii) provide access to or disclose information that Liberty, SplitCo or any of their Subsidiaries determines would jeopardize any attorney-client privilege of Liberty, SplitCo or any of their Subsidiaries, (viii) provide access to or disclosure of information that Liberty, SplitCo or any of their Subsidiaries consider non-public or confidential, other than as expressly authorized by (and in compliance with) Section 6.8, (ix) prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (x) would unreasonably interfere with the conduct of the business of Liberty, SplitCo or any of their Subsidiaries.
(d)   SiriusXM and its Subsidiaries shall indemnify and hold harmless Liberty, SplitCo and any of their Subsidiaries and any of their Representative from and against any and all losses suffered or incurred by them in connection with any actions (if any) related to the Financing or Alternative Financing taken by Liberty, SplitCo and any of their Subsidiaries and any of their Representatives pursuant to this Section 6.23 and any information used in connection with the foregoing, except to the extent that any of the foregoing arises from (x) information provided in writing by Liberty or SplitCo, or any of their respective Subsidiaries or any of their Representatives (to the extent such Representative was explicitly directed in writing by Liberty or SplitCo to provide such information) in connection with its obligations pursuant to this Section 6.23 or (y) the bad faith, gross negligence or willful misconduct of Liberty or SplitCo, or any of their respective Subsidiaries or any of their respective Representatives as determined by a court of competent jurisdiction in a final and non-appealable judgment.
(e)   To the extent the Debt Commitment Letter has not been terminated in full prior to the date that is 60 days after the Signing Date (as defined in the Debt Commitment Letter), or the Commitments (as defined in the Debt Commitment Letter) have not been reduced to a level where the Existing Credit Agreement (as defined in the Commitment Letter) permits the full amount of the Commitments to be secured prior to the date that is 60 days after the Signing Date (as defined in the Debt Commitment Letter), SiriusXM and its Subsidiaries shall use commercially reasonable efforts (it being understood that such commercially reasonable efforts will not include (x) payment of any amendment fee by SiriusXM or its Subsidiaries in order to achieve the Security Amendment greater than any amount required under Section 1(A)(ii) of the Fee Letter or (y) any other changes (including with respect to interest rates or more restrictive covenant amendments) to the Existing Credit Agreement other than the Security Amendment) to launch an amendment process for the Security Amendment (as defined in the Debt Commitment Letter).
SECTION 6.24   Other Debt Items.
(a)   On or before the Closing, but in any event no later than immediately prior to the time when the Margin Loan Agreement is required to be repaid in connection with Closing, (x) SiriusXM shall cause SiriusXM Radio to execute and deliver the SiriusXM Promissory Note and, pursuant to the terms of the SiriusXM Promissory Note, loan to SplitCo the amount set forth in the SiriusXM Promissory Note and (y) SplitCo shall execute and deliver the SiriusXM Promissory Note.
(b)   SiriusXM shall, and shall cause each of its Subsidiaries to, use their commercially reasonable efforts to take all actions reasonably requested by Liberty in connection with satisfying the condition to closing set forth in Section 7.3(d) such that the Merger may be consummated.
(c)   On the Closing Date, Liberty shall provide to SiriusXM executed copies of the Payoff Letters, drafts of which have been provided to SiriusXM at least five (5) Business Days prior to Closing.
ARTICLE VII.
Conditions Precedent
SECTION 7.1   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligations of each party hereto to effect the Merger is subject to the satisfaction (or waiver solely with respect to the conditions set forth in Section 7.1(c)) on or prior to the Split-Off Effective Time of the following conditions:
(a)   Liberty Stockholder Approval.   The Liberty Stockholder Approval shall have been obtained in accordance with applicable Law and the Liberty Charter Documents;

(b)   Reorganization Agreement Conditions.   All of the conditions precedent set forth in Section 2.2 and Section 2.3 of the Reorganization Agreement shall have been satisfied or, to the extent permitted under the terms thereof, waived;
(c)   Regulatory Approvals.   (i) Except as set forth on Section 7.1(c) of the Liberty Disclosure Schedule, the waiting period, if any (and any extension thereof), applicable to the Merger or Split-Off under the HSR Act shall have been terminated or shall have expired, and (ii) except as would not, individually or in the aggregate, reasonably be expected to result in a SplitCo Material Adverse Effect or a SiriusXM Material Adverse Effect and except as set forth on Section 7.1(c) of the Liberty Disclosure Schedule, (A) all other authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required by, any Governmental Authority (other than the FCC) which are required in connection with the Merger or Split-Off shall have been filed, have occurred, been obtained or have lapsed (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, being referred to as the “Requisite Regulatory Approvals”), and (B) all such Requisite Regulatory Approvals referred to in clause (A) to the extent applicable shall have been so obtained and be in full force and effect;
(d)   FCC Approvals.   The Requisite FCC Approvals shall have been obtained;
(e)   No Injunctions or Restraints.   No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of any of the Transactions or making the consummation of any of the Transactions illegal;
(f)   Form S-4.   The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and the registration of the shares of SplitCo Common Stock shall have become effective under Section 12(b) of the Exchange Act; and
(g)   Stock Listing.   The shares of SplitCo Common Stock shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(h)   Reorganization Agreement.   The Split-Off Transactions shall have been consummated in accordance with the terms hereof and the terms of the Reorganization Agreement.
SECTION 7.2   Conditions to Obligations of SiriusXM.   The obligations of SiriusXM to effect the Merger are further subject to the satisfaction (or waiver solely with respect to the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c)) on or prior to the Split-Off Effective Time of the following conditions:
(a)   Representations and Warranties.   Except as set forth in the following sentence, the representations and warranties set forth in Articles III and IV shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date, or as otherwise expressly set forth therein), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a SplitCo Material Adverse Effect. The representations and warranties set forth in Sections 3.2, 3.3(d), 3.6, 3.7 and 4.2 shall be true and correct in all respects other than for de minimis exceptions (other than the fourth sentence of Section 3.2(a), which shall be true and correct in all material respects) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date, or as otherwise expressly set forth therein). On the Closing Date and prior to the Split-Off Effective Time, SiriusXM shall have received a certificate signed on behalf of Liberty and SplitCo by an authorized officer, dated as of the Closing Date, to such effect;
(b)   Performance of Obligations of Liberty.   Liberty shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and SiriusXM shall have received a certificate on the Closing Date and prior to the Split-Off Effective Time signed on behalf of Liberty by an authorized officer to such effect;

(c)   Performance of Obligations of SplitCo and Merger Sub.   SplitCo and Merger Sub shall each have performed in all material respects all obligations required to be performed by such party under this Agreement at or prior to the Closing Date, and SiriusXM shall have received a certificate on the Closing Date and prior to the Split-Off Effective Time signed on behalf of SplitCo by an authorized officer to such effect; and
(d)   Tax Opinion.   SiriusXM shall have received an opinion of its counsel, Simpson Thacher & Bartlett LLP (“SiriusXM Tax Counsel”), in form and substance reasonably satisfactory to SiriusXM, dated the Closing Date, to the effect that, for U.S. federal income tax purposes, the exchanges of SiriusXM Common Stock for the Merger Consideration pursuant to the Merger, taken together with the Contribution, will qualify as exchanges described in Section 351 of the Code (the “Merger Intended Tax Treatment”).
SECTION 7.3   Conditions to Obligation of Liberty, SplitCo and Merger Sub.   The obligation of Liberty, SplitCo and Merger Sub to effect the Merger is further subject to the satisfaction (or waiver solely with respect to the conditions set forth in Section 7.3(a) and Section 7.3(b)) on or prior to the Split-Off Effective Time of the following conditions:
(a)   Representations and Warranties.   Except as set forth in the following sentence, the representations and warranties set forth in Article V shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date, or as otherwise expressly set forth therein), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a SiriusXM Material Adverse Effect. The representations and warranties set forth in Sections 5.2 and 5.6 shall be true and correct in all respects (other than the fourth sentence of Section 5.2(a), which shall be true and correct in all material respects) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date, or as otherwise expressly set forth therein). Liberty shall have received on the Closing Date and prior to the Split-Off Effective Time a certificate signed on behalf of SiriusXM by an authorized officer, dated as of the Closing Date, to such effect;
(b)   Performance of Obligations of SiriusXM.   SiriusXM shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and each of Liberty and SplitCo shall have received on the Closing Date and prior to the Split-Off Effective Time a certificate signed on behalf of SiriusXM by an authorized officer of SiriusXM to such effect;
(c)   Tax Opinions.   Liberty shall have received the following opinions from Skadden, Arps, Slate, Meagher & Flom LLP (“Liberty Tax Counsel”):
(i)   an opinion, dated the Redemption Date, in form and substance reasonably acceptable to Liberty, to the effect that, for U.S. federal income tax purposes, the Split-Off Transactions will qualify for the Split-Off Intended Tax Treatment;
(ii)   an opinion, dated the Redemption Date, in form and substance reasonably acceptable to Liberty, to the effect that, for U.S. federal income tax purposes, the Split-Off and the Merger will not cause the ABHI Split-Off Transactions to fail to qualify for the ABHI Split-Off Intended Tax Treatment; and
(iii)   an opinion, dated the Closing Date, in form and substance reasonably acceptable to Liberty, to the effect that, for U.S. federal income tax purposes, the exchanges of SiriusXM Common Stock for the Merger Consideration pursuant to the Merger, taken together with the Contribution, will qualify for the Merger Intended Tax Treatment;
(d)   Margin Loan Repayment.   All loans then outstanding together with accrued interest and any additional amounts required under the Margin Loan Agreement will be or shall be repaid in full (other than contingent or indemnification obligations that are not yet due) pursuant to and in accordance with one of the options set forth in the definition of “Liberty/SIRI Transaction Announcement” as set forth in the Margin

Loan Agreement (it being expressly agreed that each Lender (as defined in the Margin Loan Agreement) under the Margin Loan Agreement is an express third party beneficiary of this Section 7.3(d)).
SECTION 7.4   Frustration of Closing Conditions.   None of Liberty, SplitCo, Merger Sub or SiriusXM may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 6.6.
ARTICLE VIII.
Survival
SECTION 8.1   Survival   The representations and warranties contained herein and in any certificate delivered pursuant to Section 7.2(a), Section 7.2(b), Section 7.2(c), Section 7.3(a) and Section 7.3(b) hereto shall not survive the Merger Effective Time or the termination of this Agreement (other than as provided in Section 9.2). The covenants and agreements herein that relate to actions to be taken at or after the Merger Effective Time shall survive the Merger Effective Time until satisfied in full.
ARTICLE IX.
Termination
SECTION 9.1   Termination.   This Agreement may be terminated and the Transactions abandoned at any time prior to the Split-Off Effective Time:
(a)   by the mutual written consent of Liberty, on the one hand, and SiriusXM (through the Special Committee), on the other hand, duly authorized by each of their respective Boards of Directors;
(b)   by either Liberty, on the one hand, or SiriusXM (through the Special Committee), on the other hand:
(i)   if the Transactions shall not have been consummated on or before the Walk-Away Date, provided that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Merger to occur on or before the Walk-Away Date, if applicable, and such action or failure to act constitutes a breach of this Agreement or any of the other Transaction Agreements;
(ii)   if any Restraint having the effect set forth in Section 7.1(e) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a party if such Restraint was primarily due to the failure of such party to perform or resulted from such party’s failure to perform any of its obligations under this Agreement or any of the other Transaction Agreements; or
(iii)   if the Liberty Stockholder Approval shall not have been obtained at the Liberty Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right of Liberty to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to it if it has failed to comply in all material respects with its obligations under Section 6.1 or 6.4;
(c)   by SiriusXM (through the Special Committee):
(i)   if Liberty, SplitCo or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties set forth in Articles III and IV shall fail to be true) or the Reorganization Agreement, which breach or failure (A) would give rise to the failure of a condition set forth in Sections 7.2(a), 7.2(b), 7.2(c) or 7.1(h) to be satisfied and (B) is incapable of being cured by the Walk-Away Date, or is not cured, by Liberty, SplitCo or Merger Sub, as applicable, within thirty (30) calendar days following receipt of written notice from the Special Committee (on behalf of SiriusXM) of such breach or failure; provided, that SiriusXM is not in breach of any representation, warranty or covenant set forth in this Agreement, which breach would give rise to the failure of a condition set forth in Sections 7.3(a) or 7.3(b) to be satisfied; or
(ii)   if a Liberty Adverse Recommendation Change shall have occurred;
and

(d)   by Liberty, if SiriusXM shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties set forth in Article V shall fail to be true) or the Reorganization Agreement, which breach or failure (A) would give rise to the failure of a condition set forth in Sections 7.3(a), 7.3(b) or 7.1(h) to be satisfied and (B) is incapable of being cured by the Walk-Away Date, or is not cured, by SiriusXM within thirty (30) calendar days following receipt of written notice from Liberty of such breach or failure; provided, that SplitCo, Merger Sub or Liberty is not in breach of any representation, warranty or covenant set forth in this Agreement, which breach would give rise to the failure of a condition set forth in Sections 7.2(a), 7.2(b) or 7.2(c) to be satisfied.
SECTION 9.2   Effect of Termination.   In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the second to last sentence of Section 6.8(a), the second to last sentence of Section 6.8(b), Sections 6.12, 6.20, 9.2 and 9.3, and Article X, all of which shall survive termination of this Agreement), and there shall be no liability on the part of SiriusXM, Liberty, SplitCo or Merger Sub or their respective directors, officers and Affiliates, except (a) Liberty may have liability as provided in Section 9.3, and (b) nothing shall relieve any party from liability for fraud or any willful breach of this Agreement.
SECTION 9.3   Termination Fee and Expenses.
(a)   In the event that this Agreement is terminated by SiriusXM (through the Special Committee) pursuant to Section 9.1(c)(ii), then Liberty shall pay to SiriusXM a termination fee of $450 million in cash (the “Termination Fee”).
(b)   Any payment required to be made in accordance with Section 9.3(a) shall be made within two (2) Business Days of the termination of this Agreement by SiriusXM.
(c)   In the event that Liberty fails to pay the Termination Fee when required pursuant to this Section 9.3 when due, Liberty shall pay SiriusXM all of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with efforts to collect the Termination Fee together with interest on such amount at an annual rate equal to the prime rate established in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law. Liberty, SplitCo, Merger Sub and SiriusXM acknowledge that the fee and the other provisions of this Section 9.3 are an integral part of the Transactions and that, without these agreements, SiriusXM, Liberty, SplitCo and Merger Sub would not enter into this Agreement.
(d)   The parties hereto agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by Liberty pursuant to this Section 9.3 and such Termination Fee is paid in full, except as provided in Section 9.3(c) and except in the event of any willful breach of Section 6.4 by Liberty, SplitCo or their respective Subsidiaries and Representatives, SiriusXM and its current and former Affiliates and Representatives shall be precluded from any other remedy against Liberty, SplitCo, Merger Sub and their respective current and former Affiliates and Representatives, at law or in equity or otherwise, and neither SiriusXM nor any of its current or former Affiliates or Representatives shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against SplitCo, Liberty, Merger Sub or any of their respective current or former Affiliates or Representatives in connection with this Agreement or the Transactions, and SiriusXM’s right to receive payment of the Termination Fee pursuant to Section 9.3 shall constitute the sole and exclusive remedy of SiriusXM and its current and former Affiliates and Representatives for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of SplitCo, Liberty, Merger Sub or any of their respective current or former Affiliates and Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Notwithstanding anything herein to the contrary, Liberty shall not be obligated to pay, and SiriusXM shall not be entitled to receive, the Termination Fee more than once.

ARTICLE X.
Miscellaneous
SECTION 10.1   Amendment or Supplement.   At any time prior to the Merger Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Liberty Stockholder Approval, the SiriusXM Stockholder Consent, SplitCo Stockholder Consent or the Merger Sub Member Consent, by written agreement of the parties hereto, by action taken by their respective Boards of Directors (which, in the case of SiriusXM, requires approval of the Special Committee); provided, however, that following approval of the Transactions by the holders of Liberty SiriusXM Common Stock, the stockholders of SiriusXM, the sole stockholder of SplitCo or the sole member of Merger Sub, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the holders of Liberty SiriusXM Common Stock, the stockholders of SiriusXM, the sole stockholder of SplitCo or the sole member of Merger Sub without such approval; provided that any amendment or modification of Section 7.3(d) shall require the prior written consent of each Lender (as defined in the Margin Loan Agreement).
SECTION 10.2   Extension of Time, Waiver, Etc.   At any time prior to the Merger Effective Time, any party may (through the Special Committee, in the case of SiriusXM), subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided that any waiver of Section 7.3(d) shall require the prior written consent of each Lender (as defined in the Margin Loan Agreement). Notwithstanding the foregoing, no failure or delay by Liberty, SplitCo, Merger Sub or SiriusXM in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
SECTION 10.3   Assignment.   Except as provided in Section 6.20, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 10.3 shall be null and void.
SECTION 10.4   Counterparts.   This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
SECTION 10.5   Entire Agreement; No Third-Party Beneficiaries.   (a) This Agreement, each other Transaction Agreement, any agreement entered into at the Closing in accordance with the terms of any Transaction Agreement, the Liberty Disclosure Schedule and the SiriusXM Disclosure Schedule constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions of Section 6.10, this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.
SECTION 10.6   Governing Law; Jurisdiction; Waiver of Jury Trial.
(a)   THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. Any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement will be brought exclusively in the Court of Chancery of the State of Delaware (the “Delaware Chancery Court”), or, if the Delaware Chancery Court does not have subject matter jurisdiction, in the federal courts located in the State of Delaware (and in each case, any appellate courts therefrom). Each of the parties hereby irrevocably and unconditionally submits and consents to personal jurisdiction in any such Action brought in any such court

(and of the appropriate appellate courts therefrom), irrevocably agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and irrevocably agrees that all claims in respect of such Action may be heard and determined in any such court and agrees not to bring any Act arising out of or relating to this Agreement in any other court, and hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.8 shall be deemed effective service of process on such party.
(b)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.
SECTION 10.7   Specific Enforcement.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts specified in Section 10.6(a), without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity.
SECTION 10.8   Notices.   All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent by e-mail or (b) on the first (1st) Business Day following the date of dispatch if sent by nationally recognized overnight courier (providing proof of delivery), in each case, to the parties at the following addresses; provided, that, should any such delivery be made by e-mail, the sender shall also send a copy of the information so delivered on or before the next Business Day by a nationally recognized overnight carrier; provided further, that if a recipient confirms receipt of any such electronic mail communication, then there shall be no requirement that the sender send a copy of the information so delivered by a nationally recognized overnight carrier:
If to the Special Committee, to:
Eddy W. Hartenstein
Lead Independent Director
c/o Sirius XM Radio Inc.
1221 Avenue of the Americas
New York, New York 10020
Attention: General Counsel
E-Mail: [Separately Provided]

with a copy (which shall not constitute notice) to:
Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10001
Attention: Michael A. Diz
William D. Regner
Katherine Durnan Taylor
E-Mail: madiz@debevoise.com
wdregner@debevoise.com
ketaylor@debevoise.com
If to SiriusXM or, following the Merger, SplitCo or the Surviving Corporation to:
Sirius XM Radio Inc.
1221 Avenue of the Americas
New York, New York 10020
Attention: Patrick Donnelly
E-Mail: [Separately Provided]
with a copy (which shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Eric Swedenburg, Esq.
Johanna Mayer, Esq.
E-Mail: eric.swedenburg@stblaw.com
Johanna.mayer@stblaw.com
If to Liberty or, prior to the Merger, SplitCo or Merger Sub to:
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Attention: Chief Legal Officer
E-Mail: [Separately Provided]
with a copy (which shall not constitute notice) to:
O’Melveny & Myers L.L.P.
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111
Attention:
C. Brophy Christensen
Bradley L. Finkelstein
Noah Kornblith

E-mail:
bchristensen@omm.com
bfinkelstein@omm.com
nkornblith@omm.com

or such other address or e-mail address as such party may hereafter specify by like notice to the other parties hereto.
SECTION 10.9   Severability.   If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 10.10   Definitions.   As used in this Agreement, the following terms have the meanings ascribed thereto below:
“2.75% Exchangeable Senior Debentures” means the 2.75% Exchangeable Senior Debentures due 2049 issued under the 2.75% Exchangeable Senior Debentures Indenture.
“2.75% Exchangeable Senior Debentures Indenture” means the Indenture, dated as of November 26, 2019, by and among Liberty, as issuer, and U.S. Bank National Association, as trustee (as amended or supplemented from time to time) relating to the 2.75% Exchangeable Senior Debentures.
“3.75% Convertible Senior Notes” means the 3.75% Convertible Senior Notes due 2028 issued under the 3.75% Convertible Senior Notes Indenture.
“3.75% Convertible Senior Notes Indenture” means the Indenture, dated as of March 10, 2023, by and among Liberty, as issuer, and U.S. Bank Trust Company, National Association, as trustee (as amended or supplemented from time to time) relating to the 3.75% Convertible Senior Notes.
“ABHI” means Atlanta Braves Holdings, Inc., a Nevada corporation.
“ABHI Contribution” means the “Contribution” as defined in the ABHI Tax Sharing Agreement.
“ABHI Debt-for-Equity Exchange” means the “Debt-for-Equity Exchange” as defined in the ABHI Tax Sharing Agreement.
“ABHI Distribution” means the “Distribution” as defined in the ABHI Tax Sharing Agreement.
“ABHI Split-Off” means the “Transactions” and the “Debt-for-Equity Exchange,” in each case as defined in the ABHI Tax Sharing Agreement.
“ABHI Split-Off Intended Tax Treatment” means (a) the qualification of the ABHI Transactions, taken together, as a transaction described under Section 368(a)(1)(D), 355 and 361 of the Code, (b) the non-recognition of income, gain or loss, by Liberty upon the receipt of ABHI Stock in the ABHI Contribution, the distribution of ABHI Stock in the ABHI Distribution, or the transfer of ABHI Stock pursuant to the ABHI Debt-for-Equity Exchange (except with respect to certain items of income or deduction attributable to the debt obligations exchanged in the ABHI Debt-for-Equity Exchange), and (c) the nonrecognition of gain or loss by, and the absence of an inclusion of an amount of income to, holders of Liberty Braves Common Stock and Liberty Formula One Common Stock upon the receipt of ABHI Stock in the ABHI Distribution (except with respect to cash in lieu of fractional shares).
“ABHI Stock” means “Splitco Stock” as defined in the ABHI Tax Sharing Agreement.
“ABHI Tax Sharing Agreement” means the Tax Sharing Agreement dated as of July 18, 2023, by and between Liberty and ABHI, as filed with the SEC on July 18, 2023.
“ABHI Transactions” means the “Transactions” as defined in the ABHI Tax Sharing Agreement.
“Action” means any demand, action, charge, claim, complaint, grievance, arbitration, administrative enforcement proceeding, suit, countersuit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced or brought by any Person, or conducted or heard by or before, or otherwise involving, any court, grand jury or other Governmental Authority or any arbitrator or arbitration panel.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, that, for any purpose hereunder (other than Section 10.12), none of the Persons listed in clauses (i)  – (viii) shall be deemed to be Affiliates of any Person listed in any other such clause: (i) Liberty taken together with its Subsidiaries and any of their respective Investees (except with respect to SplitCo and its Subsidiaries prior to the Split-Off Effective Time), (ii) SplitCo taken together with its Subsidiaries and any of their respective Investees (except with respect to Liberty and its Subsidiaries prior to the Split-Off Effective Time), (iii) Liberty TripAdvisor Holdings, Inc. taken together with its Subsidiaries and any of their respective Investees, (iv) Liberty Broadband Corporation taken together with its Subsidiaries and any of their respective Investees, (v) Qurate Retail, Inc. taken together with its Subsidiaries and any of their respective Investees, (vi) Liberty Global plc taken together with its Subsidiaries and any of their respective Investees, (vii) Liberty Latin America Ltd. taken together with its Subsidiaries and any of their respective Investees, and (viii) Atlanta Braves Holdings, Inc. taken together with its Subsidiaries and any of their respective Investees. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, (a) none of SiriusXM and its Subsidiaries shall be deemed to be Affiliates of any of Liberty, SplitCo, Merger Sub or any of their respective Subsidiaries and (b) none of Liberty, SplitCo, Merger Sub or any of their respective Subsidiaries shall be deemed to be Affiliates of SiriusXM or any of its respective Subsidiaries, in each case, for any periods prior to the Merger Effective Time. In addition, for purposes of this Agreement, none of Liberty and its Subsidiaries shall be deemed to be Affiliates of SplitCo or any of its Subsidiaries following the Split-Off Effective Time.
“Beneficially Own,” “Beneficial Owner” and “Beneficial Ownership” and words of similar import have the meanings assigned to such terms in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act, and a Person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such rules.
“Business Day” means a day except a Saturday, a Sunday or other day on which the banks in New York State are authorized or required by Law to be closed.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Communications Act” means the Communications Act of 1934, as amended, and the rules, regulations and published orders of the FCC thereunder.
“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.
“Contributed Subsidiaries” means the Subsidiaries of Liberty transferred or to be transferred to SplitCo pursuant to the Reorganization Agreement.
“Contribution” has the meaning given to such term in the Reorganization Agreement.
“Debt Financing Source Related Parties” means the Debt Financing Sources, together with their respective affiliates, and their respective directors, officers, partners, members, employees, controlling Persons, attorneys, agents, advisors and the other Representatives of each of the forgoing and successors and permitted assigns of each of the foregoing; provided, that neither SiriusXM nor any Affiliate or Subsidiary of SiriusXM shall be deemed to be a Debt Financing Source Related Party; provided further that, for the avoidance of doubt, neither JPMorgan nor Morgan Stanley, together with their respective affiliates, and their respective directors, officers, partners, members, employees, controlling Persons, attorneys, agents, advisors and other Representatives, in their respective advisory capacities under the engagement letters referenced in Section 3.6 and 5.6, shall be deemed to be a Debt Financing Source Related Party.
“Debt Financing Sources” means each entity that is party to the Debt Commitment Letter or either Engagement Letter (in each case, other than SiriusXM Radio) that has committed to provide, or agreed to arrange or be engaged in connection with, the Financing or the Alternative Financing, as applicable, in each case as evidenced by the Debt Commitment Letter or either Engagement Letter, as applicable; provided, that in the event that any additional Commitment Party (as defined in the Debt Commitment Letter) or Engagement Party (as defined in the applicable Engagement Letter) is added as a party to the Debt Commitment Letter or any Engagement Letter, as applicable, pursuant to the terms of the Debt Commitment Letter or Engagement Letters, as applicable, after the date hereof, the term “Debt Financing Sources” shall include each such institution; provided further that, for the avoidance of doubt, neither JPMorgan nor Morgan Stanley, in their respective advisory capacities under the engagement letters referenced in Section 3.6 and 5.6, shall be deemed to be a Debt Financing Source Related Party.
“Event” means event, occurrence, fact, condition, change, development or effect.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Existing Indentures” means the 3.75% Convertible Senior Note Indenture and the 2.75% Exchangeable Senior Debentures Indenture.
“FCC” means the Federal Communications Commission, including any bureau or division thereof acting on delegated authority.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means any federal, state, local, domestic, foreign or multinational government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Investee” of any Person means any Person in which such first Person owns or controls an equity or voting interest.
“Investment Agreement” means, collectively, (i) that certain Investment Agreement, dated as of February 17, 2009, by and between Sirius XM Radio Inc. and Liberty Radio (the “2009 Investment Agreement”) and (ii) that certain Assignment and Assumption of the 2009 Investment Agreement, dated as of November 15, 2013, by and among Sirius XM Radio Inc., SiriusXM and Liberty Radio assigning all of Sirius XM Radio Inc.’s rights and obligations under the 2009 Investment Agreement to SiriusXM, in each case, as amended to date.
“Knowledge” means (a) with respect to SiriusXM, the actual knowledge of any of the individuals set forth in Section 10.10(a) of the SiriusXM Disclosure Schedule after due inquiry, (b) with respect to Liberty, the actual knowledge of any of the individuals set forth in Section 10.10(b) of the Liberty Disclosure Schedule after due inquiry and (c) with respect to SplitCo or Merger Sub, the actual knowledge of any of the individuals set forth in Section 10.10(c) of the Liberty Disclosure Schedule after due inquiry.
“Laws” means all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities.
“Liabilities” (and, with correlative meaning, “Liability”) means any and all indebtedness, liabilities, guarantees, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto, including those arising under any Action, Law, order, judgment, injunction or consent decree of any Governmental Authority or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking.
“Liberty Braves Common Stock” has the meaning given to such term in the ABHI Tax Sharing Agreement.
“Liberty Combined Group” means an affiliated, combined, consolidated, unitary or similar group for U.S. federal, state, local or foreign Tax purposes, the common parent of which is or was Liberty, SplitCo or any of their respective Subsidiaries.
“Liberty Common Stock” means, collectively, Liberty SiriusXM Common Stock, Liberty Live Common Stock, and Liberty Formula One Common Stock.
“Liberty Formula One Common Stock” means, collectively, Series A Liberty Formula One Common Stock, Series B Liberty Formula One Common Stock and Series C Liberty Formula One Common Stock.
“Liberty Live Common Stock” means, collectively, Series A Liberty Live Common Stock, Series B Liberty Live Common Stock and Series C Liberty Live Common Stock.
“Liberty Owned SiriusXM Shares” means all of the shares of SiriusXM capital stock Beneficially Owned by Liberty and its Subsidiaries which, for the avoidance of doubt, excludes shares owned by the executive officers and directors of Liberty in their respective individual capacities or through entities for estate planning purposes as of immediately prior to the Split-Off Effective Time.
“Liberty Retained Assets” has the meaning given to such term in the Reorganization Agreement.
“Liberty Retained Businesses” has the meaning given to such term in the Reorganization Agreement.
“Liberty Split-Off Representation Letters” means one or more customary representation letters from Liberty in a form reasonably agreed by Liberty Tax Counsel, in support of the opinions referenced in Sections 7.3(c)(i) and 7.3(c)(ii).
“Liberty SiriusXM Equity Awards” means outstanding equity awards with respect to Liberty SiriusXM Common Stock governed by the terms of a Liberty Stock Plan.
“Liberty SiriusXM Indebtedness Agreements” means, collectively, the Margin Loan Agreement, the 2.75% Exchangeable Senior Debentures and the 3.75% Convertible Senior Notes.
“Liberty SiriusXM Stock Option” means an outstanding option to purchase a share of Liberty SiriusXM Common Stock granted under a Liberty Stock Plan.
“Liberty SiriusXM Restricted Share” means an outstanding restricted share with respect to shares of Liberty SiriusXM Common Stock granted under a Liberty Stock Plan.
“Liberty SiriusXM Restricted Stock Units” means an outstanding restricted stock unit with respect to shares of Liberty SiriusXM Common Stock granted under a Liberty Stock Plan.
“Liberty Stock Plans” means the following plans approved by the Liberty Board of Directors: (a) the Liberty Media Corporation 2022 Omnibus Incentive Plan (as amended), (b) the Liberty Media Corporation 2017 Omnibus Incentive Plan (as amended), the Liberty Media Corporation 2013 Nonemployee Director Incentive Plan (Amended and Restated as of December 17, 2015 and (c) the Liberty Media Corporation 2013 Incentive Plan (Amended and Restated as of March 31, 2015) (as amended).
“Liberty Tax Sharing Parties” means Liberty and each of its Subsidiaries (other than SplitCo, Merger Sub or any of their respective Subsidiaries) as of immediately before the Split-Off Effective Time.
“Liberty Tax Sharing Policies” means the policies relating to Taxes included in the management and allocation policies adopted by the Board of Directors of Liberty in connection with the reclassification of Liberty’s common stock on August 3, 2023.
“Liens” means all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever. For the avoidance of doubt, Liens shall not include any transfer restrictions arising under federal and state securities Laws (including as may be provided under the Securities Act and the “blue sky” Laws of the various States of the United States).
“LSXM Net Liabilities Share Adjustment” has the meaning given to such term in the Reorganization Agreement.
“Margin Loan Agreement” means that certain Third Amended and Restated Margin Loan Agreement, dated as of February 24, 2021 (as amended by that certain First Amendment to Third Amended and Restated Margin Loan Agreement, dated as of March 6, 2023, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Liberty SIRI Marginco, as borrower, the lenders from time to time party thereto, BNP Paribas, New York Branch, as administrative agent and BNP Paribas as calculation agent, which obligations thereunder are secured by shares of SiriusXM Common Stock.
“Marginco Operating Amendment” means the amendment, amendment and restatement or other modifications of the Fifth Amended and Restated Limited Liability Company Operating Agreement of Liberty SIRI Marginco, dated as of March 23, 2018 (as amended, restated, supplemented, or otherwise modified from time to time), on or prior to the Split-Off Effective Time to permit the contribution of Liberty SIRI Marginco to SplitCo in connection with the Split-Off.

“Material Adverse Effect” means, with respect to any party, means any Event that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect: (i) general economic conditions attributable to the U.S. or global economy or financial, capital, securities or credit markets or Events therein (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets), (ii) general political conditions or Events (including any changes arising out of any outbreak or escalation of hostilities, civil disobedience, sabotage, acts of terrorism, military action or war (whether or not declared) or any other national or international calamity after the date hereof), (iii) weather conditions or Events due to natural disasters or the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID‑19) or other force majeure events, (iv) financial or security market fluctuations or conditions, (v) any Event affecting the industries, markets or geographies in which such party and its Subsidiaries operate or the regulatory or business conditions in any jurisdiction in which such party or its Subsidiaries has operations or in which products or services of such party or its Subsidiaries is sold, (vi) any Event arising out of a change or proposed change in GAAP or applicable Law, including in the repeal thereof, or in the enforcement thereof, after the date of this Agreement, (vii) any changes in the relationship of such party or its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Event that was caused by the announcement, pendency or consummation of the Transactions, (viii) any Event or announcement of any Event affecting the price or trading volume of such party’s capital stock, the credit rating or other financial strength of such party or any of its Subsidiaries (provided that the events, occurrences, facts, conditions, changes, developments or effects giving rise to or contributing to such change, if not otherwise excluded from this definition of “Material Adverse Effect,” may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur) or (ix) any failure in the financial or operating performance of such party to meet published or unpublished revenue or earning projections, forecasts, expectations or budgets for any period (provided that the events, occurrences, facts, conditions, changes, developments or effects giving rise to or contributing to such failure, if not otherwise excluded from this definition of “Material Adverse Effect,” may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); provided, that in the cases of clauses (i) through (vi), any such Event which disproportionately affects such party and its Subsidiaries relative to other participants in the industries in which such party or its Subsidiaries operate shall not be excluded from the determination of whether there has been a Material Adverse Effect, but only to the extent such Event so disproportionately affects such party and its Subsidiaries; provided further, that SiriusXM’s business, assets, properties, liabilities, results of operations or financial condition and any Event with respect thereto shall be excluded for purposes of any determination as to the existence of a “Material Adverse Effect” with respect to SplitCo, the SplitCo Business, Liberty, Liberty SiriusXM or any Subsidiary of Liberty or SplitCo.
“Measurement Date” has the meaning given to such term in the Reorganization Agreement.
“Nasdaq” means The Nasdaq Stock Market LLC.
“Payoff Letters” means customary payoff letters with respect to the Margin Loan Agreement from the agent and/or lenders thereto, which payoff letters shall (i) provide for the payments required to be made to satisfy the condition to closing set forth in Section 7.3(d), (ii) authorize the release of any Liens related to such indebtedness and (iii) otherwise be in form and substance reasonably satisfactory to SiriusXM.
“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
“Personal Information” means data and information in any form or media that identifies an individual person or household, or which could be used to identify or is otherwise related to an identifiable individual person or household, in addition to any definition for “personal information” or any similar term provided by applicable Law or by SiriusXM or any of its Subsidiaries in any of its privacy policies, notices or contracts (e.g., “personal data”, “personally identifiable information” or “PII”).

“Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Information.
“Redemption” has the meaning given to such term in the Reorganization Agreement.
“Redemption Date” has the meaning given to such term in the Reorganization Agreement.
“Refinancing Indebtedness” means any indebtedness incurred by Liberty (with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries), SplitCo or their respective Subsidiaries (with respect to the SplitCo Business) in exchange for, or the net proceeds of which are used to extend, redeem, renew, replace, defease, refund or refinance in whole or in part the 2.75% Exchangeable Senior Debentures (including successive refinancing thereof) (the “Refinanced Indebtedness”); provided that:
(a)   the principal amount (or accreted value or fair value, if applicable) of the Refinancing Indebtedness does not exceed the principal amount of the Refinanced Indebtedness (or, if less, the portion of the principal amount (or accreted value or fair value, if applicable) required to be paid in connection with the refinancing) plus the amount of accrued and unpaid interest on the Refinanced Indebtedness, any reasonable premium required to be paid to the holders of the Refinanced Indebtedness under the terms of the Refinanced Indebtedness (and such other amounts as agreed to by SiriusXM) and reasonable expenses incurred in connection with the incurrence of the Refinancing Indebtedness; and
(b)   either:
(i)   (A) the interest payable on such Refinancing Indebtedness shall be generally consistent with what SiriusXM would obtain for similar type of Refinancing Indebtedness as reasonably determined by JPMorgan and Morgan Stanley; (B) shall not contain any right on the part of the holder thereof to convert or exchange such indebtedness for equity; (C) the maturity date of such Refinancing Indebtedness shall be later than the final maturity date of the indebtedness being refinanced; (D) other than as provided in (E), the Refinancing Indebtedness shall contain rights to repurchase substantially similar to those contained in the indebtedness being refinanced; (E) (i) such Refinancing Indebtedness shall be redeemable, at SplitCo’s option, with customary make-whole protection solely to the extent that such make-whole protection would qualify as Assumed Indebtedness (as defined in the Reorganization Agreement) and otherwise without make-whole protection, upon consummation of the Merger and (ii) such Refinancing Indebtedness may be assumed by SplitCo in the Merger without requiring SplitCo or any other party to offer to repurchase such Refinancing Indebtedness and (F) the Refinancing Indebtedness shall not contain terms, taken as a whole, that are more restrictive than the terms contained in the SiriusXM Credit Facility; or
(ii)   the Refinancing Indebtedness (A) shall be repayable at any time, in whole or in part, and, to the extent that any premiums or prepayment penalties in respect of such repayment would not qualify as Assumed Indebtedness (as defined in the Reorganization Agreement), without premium or penalty and (B) shall not contain any right on the part of the holder thereof to convert or exchange such indebtedness for equity.
“Representatives” means, as to any Person, that Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents, controlled affiliates, controlling persons and other representatives. As to Liberty, SplitCo and Merger Sub, “Representative” specifically excludes SiriusXM and its Representatives and, as to SiriusXM, “Representative” specifically excludes Liberty, SplitCo, Merger Sub and their respective Representatives, it being understood that the members of the SiriusXM Board of Directors who are directors or officers of Liberty, SplitCo or Merger Sub shall be considered Representatives of Liberty, SplitCo or Merger Sub (as applicable) and not of SiriusXM, for purposes of this Agreement.
“Restructuring” has the meaning given to such term in the Reorganization Agreement.
“Restructuring Agreements” has the meaning given to such term in the Reorganization Agreement.
“Section 253 Agreement” means that certain Agreement, dated as of November 1, 2021, by and between SiriusXM and Liberty, as amended to date.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Series A Liberty Formula One Common Stock” means Series A Liberty Formula One common stock, par value $0.01 per share.
“Series B Liberty Formula One Common Stock” means Series B Liberty Formula One common stock, par value $0.01 per share.
“Series C Liberty Formula One Common Stock” means Series C Liberty Formula One common stock, par value $0.01 per share.
“Series A Liberty Live Common Stock” means Series A Liberty Live common stock, par value $0.01 per share.
“Series B Liberty Live Common Stock” means Series B Liberty Live common stock, par value $0.01 per share.
“Series C Liberty Live Common Stock” means Series C Liberty Live common stock, par value $0.01 per share.
“Sirius/Liberty Tax Sharing Agreement” means the Tax Sharing Agreement dated as of February 1, 2021, by and between Liberty and SiriusXM.
“SiriusXM 2015 Stock Plan” means the SiriusXM Holdings Inc. 2015 Long-Term Stock Incentive Plan.
“SiriusXM Combined Group” means an affiliated, combined, consolidated, unitary or similar group for U.S. federal, state, local or foreign Tax purposes, the common parent of which is or was SiriusXM or any of its Subsidiaries.
“SiriusXM Credit Facility” means Credit Agreement, dated as of December 5, 2012 (as amended, amended and restated and otherwise modified from time to time), among Sirius XM Radio, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and certain other parties thereto.
“SiriusXM Equity Awards” means awards of the SiriusXM Restricted Stock Units and the SiriusXM Stock Options.
“SiriusXM Merger Representation Letter” means a customary representation letter from SiriusXM in a form reasonably agreed by Liberty Tax Counsel and SiriusXM Tax Counsel, in support of the opinions referenced in Sections 7.2(d) and 7.3(c)(iii).
“SiriusXM Promissory Note” means the promissory note by and between SiriusXM Radio and SplitCo in the form of Exhibit C in an amount up to $1.1 billion (which final amount shall be determined jointly by Liberty and SiriusXM) with such amendments, changes or modifications consented to jointly by SiriusXM and Liberty (such consent, in each case, not to be unreasonably withheld, conditioned or delayed).
“SiriusXM Radio” means Sirius XM Radio, Inc., a Delaware corporation, a wholly owned Subsidiary of SiriusXM.
“SiriusXM Restricted Stock Units” means an award of restricted stock units under the SiriusXM Stock Plans evidencing the right to receive in specified circumstances a certain number of shares of SiriusXM Common Stock or, in the discretion of SiriusXM, the equivalent value in cash, whether subject to time-based or performance-based vesting conditions.
“SiriusXM Split-Off Representation Letter” means a representation letter from SiriusXM substantially in the form of Exhibit D, with such changes, updates or refinements consented to by SiriusXM and Liberty Tax Counsel (such consent not to be unreasonably withheld, conditioned or delayed), as may be reasonably necessary to reflect any changes in, or clarifications of, facts or law prior to the Split-Off Effective Time.
“SiriusXM Stock Options” means a stock option to purchase shares of SiriusXM Common Stock.

“SiriusXM Stock Plan” means, collectively, the SiriusXM 2015 Stock Plan, the 2014 AdsWizz Stock Incentive Plan, the Pandora Media, Inc. 2011 Equity Incentive Plan and the Sirius XM Radio Inc. 2009 Long-Term Stock Incentive Plan.
“Special Committee” means the committee of the Board of Directors of SiriusXM comprised of independent directors (as determined in accordance with the rules of Nasdaq) formed for the purpose of reviewing the Transactions.
“Specified Litigation Matter” has the meaning assigned to such term in the Reorganization Agreement.
“SplitCo Assets” has the meaning assigned to such term in the Reorganization Agreement.
“SplitCo Business” means the businesses attributed to Liberty SiriusXM as of immediately prior to the Contribution, including any subsequent changes thereto as are permitted by this Agreement, in each case in accordance with the Liberty Charter Documents.
“SplitCo Common Stock” means common stock of SplitCo, par value $0.001.
“SplitCo Equity Awards” means equity awards with respect to SplitCo Common Stock governed by the terms of the SplitCo Transitional Plan.
“SplitCo Liabilities” has the meaning given to such term in the Reorganization Agreement.
“SplitCo Merger Representation Letter” means a customary representation letter from SplitCo in a form reasonably agreed by Liberty Tax Counsel and SiriusXM Tax Counsel, in support of the opinions referenced in Sections 7.2(d) and 7.3(c)(iii).
“SplitCo Split-Off Representation Letters” means one or more customary representation letters from SplitCo in a form reasonably agreed by Liberty Tax Counsel, in support of the opinions referenced in Sections 7.3(c)(i) and 7.3(c)(ii).
“SplitCo Tax Sharing Parties” means SplitCo or SiriusXM or any of their respective Subsidiaries as of immediately before the Split-Off Effective Time.
“SplitCo Transitional Plan” means the SplitCo Transitional Stock Adjustment Plan, in the form of Exhibit E hereto.
“Split-Off Effective Time” means the time on the Redemption Date at which the Split-Off is completed.
“Split-Off Intended Tax Treatment” means the following U.S. federal income Tax consequences in connection with the Split-Off Transactions:
(a)   the qualification of the Contribution and the Redemption, taken together, as a “reorganization” under Sections 355(a) and 368(a)(1)(D) of the Code;
(b)   the nonrecognition of income, gain or loss by Liberty on the assumption, by SplitCo, of the SplitCo Liabilities in the Contribution, except (x) to the extent that the amount of the SplitCo Liabilities exceeds Liberty’s adjusted tax basis in the SplitCo Common Stock or (y) as a result of any items of income, gain, deduction or loss recognized on a deemed exchange, pursuant to Treasury Regulations Section 1.1001-3 of SplitCo Liabilities assumed in the Contribution;
(c)   the qualification of the Redemption as a transaction in which the SplitCo Common Stock transferred to holders of Liberty SiriusXM Common Stock is “qualified property” for purposes of Section 355 and 361(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code causes such SplitCo Common Stock to be treated as other than “qualified property” for such purposes);
(d)   the nonrecognition of income, gain or loss by Liberty and SplitCo on the Contribution and the Redemption under Sections 355, 361, and/or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts, if any, taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code, the triggering or recapturing of any deferred gain or similar items that is not excludable by reason of the tax-free status of the Contribution and

Redemption, or any items of income, gain, deduction or loss recognized on a deemed exchange, pursuant to Treasury Regulations Section 1.1001-3 of SplitCo Liabilities assumed in the Contribution; and
(e)   the nonrecognition of income, gain or loss by holders of Liberty SiriusXM Common Stock upon the receipt of SplitCo Common Stock in the Redemption (except with respect to the receipt of cash in lieu of fractional shares of SplitCo Common Stock) under Section 355 of the Code.
“Split-off Transactions” means the Contribution and the Redemption.
“Subsidiary” when used with respect to any Person, means (i) a corporation of which a majority in voting power of its share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar Encumbrance, (ii) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (A) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (B) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (iii) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (A) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar Encumbrance, or (B) in the absence of such a governing body, at least a majority ownership interest or (iv) any other Person of which an aggregate of more than 50% of the voting equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person. Notwithstanding the foregoing, for purposes of this Agreement, none of SiriusXM and its Subsidiaries shall be deemed to be Subsidiaries of any of Liberty, SplitCo, Merger Sub or any of their respective Subsidiaries for any periods prior to the Merger Effective Time.
“Tax” or “Taxes” means any and all taxes, charges, fees, levies, customs, duties, tariffs, or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, goods and services, service use, license, value added, capital, net worth, payroll, profits, withholding, franchise, transfer and recording taxes, fees and charges, and any other taxes, charges, fees, levies, customs, duties, tariffs or other assessments imposed by the IRS or any Taxing Authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest thereon, fines, penalties, additions to tax, or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, customs, duties, tariffs, or other assessments.
“Taxing Authority” means any Governmental Authority imposing or responsible for the collection or administration of any Taxes.
“Tax Representation Letters” means the Liberty Split-Off Representation Letters, the SiriusXM Merger Representation Letter, the SiriusXM Split-Off Representation Letter, the SplitCo Merger Representation Letter and the SplitCo Split-Off Representation Letters.
“Tax Returns” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended Tax Return, claim for refund or declaration of estimated Tax) supplied to or filed with, or required to be supplied to or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.
“Tax Sharing Agreement” means the Tax Sharing Agreement to be entered into by Liberty and SplitCo, in the form attached as Exhibit F hereto.

“Transaction Agreements” means, collectively, this Agreement, the Reorganization Agreement, the Tax Sharing Agreement, the Restructuring Agreements and the Voting Agreement, including all exhibits or annexes attached hereto or thereto.
“Transactions” means, collectively, the transactions contemplated by the Transaction Agreements, including the Merger and the Split-Off.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“Walk-Away Date” means November 15, 2024.
The following terms are defined in the section of this Agreement set forth after such term below:
Term	Section
Adjusted SiriusXM Restricted Stock Units	Section 2.3(b)
Adjusted SiriusXM Stock Option	Section 2.3(a)
Agreement	Preamble
Alternative Financing	Section 5.12(b)
Antitrust Laws	Section 6.6(a)
Assigned Obligations	Section 6.20(b)
Assigned Rights	Section 6.20(b)
Bankruptcy and Equity Exception	Section 3.3(a)
Book-Entry Shares	Section 2.2(b)
Certificate of Merger	Section 1.3
Certificates	Section 2.2(b)
Claim	Section 6.10(b)
Closing	Section 1.2
Closing Date	Section 1.2
Debt Commitment Letter	Section 5.12(a)
Delaware Chancery Court	Section 10.6(a)
DGCL	Recitals
DLLCA	Recitals
D&O Tail Policy	Section 6.10(c)
Engagement Letter	Section 5.12(b)
Exchange Agent	Section 2.2(a)
Exchange Agent Agreement	Section 2.2(a)
Exchange Fund	Section 2.2(a)
FCC Submission	Section 6.6(c)
Fee Letter	Section 5.12(b)
Financed Amount	Section 5.12(a)
Financing	Section 5.12(a)
Financing Commitments	Section 5.12(a)
Form S-4	Section 3.3(b)(iv)
Indemnitee	Section 6.10(a)
Indemnitees	Section 6.10(a)
Lenders	Section 5.12(a)
Liberty	Preamble
Liberty Adverse Recommendation Change	Section 6.4(c)

Term	Section
Liberty Balance Sheet Date	Section 3.4(b)
Liberty Board Recommendation	Section 6.1(b)
Liberty Charter Documents	Section 3.1(b)
Liberty Designees	Section 1.6(b)
Liberty Disclosure Schedule	ARTICLE III
Liberty FCC Approvals	Section 3.3(b)(iv)
Liberty FCC Issue	Section 6.6(c)
Liberty Interest	Section 5.10
Liberty Preferred Stock	Section 3.2(a)
Liberty Radio	Recitals
Liberty SEC Documents	Section 3.4(a)
Liberty SIRI Marginco	Recitals
Liberty SiriusXM	Recitals
Liberty SiriusXM Common Stock	Section 3.2(a)
Liberty Stockholder Approval	Section 3.3(e)
Liberty Stockholders Meeting	Section 6.1(b)
Liberty Tax Counsel	Section 7.3(c)
Merger	Section 1.1
Merger Consideration	Section 2.1(a)(i)
Merger Effective Time	Section 1.3
Merger Intended Tax Treatment	Section 7.2(d)
Merger Sub	Preamble
Merger Sub Organizational Documents	Section 4.1(c)
Merger Sub Member Consent	Recitals
Morgan Stanley	Section 5.6
No-Action Letter	Section 6.14(a)
Other Indemnitors	Section 6.10(f)
Prospectus / Proxy Statement	Section 3.3(b)(iv)
Public Announcement	Section 6.7
Reorganization Agreement	Recitals
Requisite FCC Approvals	Section 5.3(b)(iv)
Requisite Regulatory Approvals	Section 7.1(c)
Restraints	Section 7.1(e)
Retained Obligations	Section 6.20(b)
Retained Rights	Section 6.20(b)
SEC	Section 2.4(b)
Series A Liberty SiriusXM Common Stock	Section 3.2(a)
Series B Liberty SiriusXM Common Stock	Section 3.2(a)
Series C Liberty SiriusXM Common Stock	Section 3.2(a)
Significant Stockholders	Recitals
SiriusXM	Preamble
SiriusXM Balance Sheet Date	Section 5.4(b)
SiriusXM Charter Documents	Section 5.1(c)

Term	Section
SiriusXM Common Stock	Section 2.1(a)(i)
SiriusXM Designees	Section 1.6(a)
SiriusXM Disclosure Schedule	Article V
SiriusXM Exchange Ratio	Section 2.1(a)(i)
SiriusXM FCC Approvals	Section 5.3(b)(iv)
SiriusXM Material Adverse Effect	Section 5.1(a)
SiriusXM Preferred Stock	Section 5.2(a)
SiriusXM Representatives	Section 6.5(a)
SiriusXM SEC Documents	Section 5.4(a)
SiriusXM Stockholder Consent	Recitals
SiriusXM Subsidiary Documents	Section 5.1(c)
SiriusXM Takeover Proposal	Section 6.5(d)
SiriusXM Tax Counsel	Section 7.2(d)
Solomon	Section 5.6
SplitCo	Preamble
SplitCo A&R Bylaws	Section 1.5(a)
SplitCo A&R Charter	Section 1.5(a)
SplitCo Bylaws	Section 1.5(a)
SplitCo Charter	Section 1.5(a)
SplitCo Charter Documents	Section 4.1(c)
SplitCo FCC Approvals	Section 4.3(b)(iv)
SplitCo Material Adverse Effect	Section 3.1(a)
SplitCo Public Charter Documents	Section 1.5(a)
SplitCo Stockholder Consent	Recitals
SplitCo Sub Merger	Recitals
SplitCo Subsidiary Documents	Section 4.1(c)
SplitCo Takeover Proposal	Section 6.4(d)
Split-Off	Recitals
Surviving Corporation	Section 1.1
Surviving Corporation Common Stock	Section 2.1(a)(iii)
Terminating Tax Sharing Agreements	Section 6.13(b)
Termination Fee	Section 9.3(a)
Transaction Litigation	Section 6.11(a)
Transfer Agent	Section 2.2(a)
Transfer Agent Agreement	Section 2.2(a)
Voting Agreement	Recitals
SECTION 10.11   Interpretation.
(a)   When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. References to assets, liabilities and businesses “attributed to Liberty SiriusXM” when used in this Agreement shall in all cases exclude the assets, liabilities and businesses of SiriusXM and its Subsidiaries. References to the “SplitCo Business” when used in this Agreement shall in all cases exclude the assets, liabilities and businesses of SiriusXM and its Subsidiaries. References to the “SplitCo Assets” when used in this Agreement shall in all cases exclude the assets of SiriusXM and its Subsidiaries.
(b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
SECTION 10.12   Debt Financing Sources.   Notwithstanding anything in this Agreement to the contrary, but subject to the proviso to this Section 10.12, each of Liberty, on behalf of itself and its Affiliates (without giving effect to the first proviso of the definition thereof) and Subsidiaries and each of their respective stockholders, partners and other equity holders, successors, heirs or representatives (in each case, to the extent any such Person is not party hereto, only to the extent such Person is controlled by any party hereto or can otherwise be bound hereby) (“Liberty Related Parties”), but not for the avoidance of doubt SiriusXM or any of its Subsidiaries, hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Source Related Party and arising out of or relating to, this Agreement, the Financing or the Alternative Financing or any of the agreements entered into in connection with the Financing or the Alternative Financing or any of the transactions contemplated by this Agreement and the Transaction Agreements or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, and such Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Financing or the Alternative Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the laws of the State of Delaware) which shall be governed by and construed in accordance with the laws of the State of Delaware) shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (ii) agrees not to bring, or permit any of their respective successors, heirs or representatives, any of other Liberty Related Party to bring, or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source Related Party in any way arising out of or relating to, this Agreement, the Financing or the Alternative Financing or any of the transactions contemplated by this Agreement and the Transaction Agreements or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) agrees that service of process upon Liberty’s or its Subsidiaries or any other Liberty Related Party in any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Source Related Party in any way arising out of or relating to, this Agreement, the Financing or the Alternative Financing or any of the transactions contemplated by this Agreement and the Transaction Agreements or thereby, or the performance of any services thereunder shall be effective if notice is given in accordance with Section 10.8, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any Debt Financing Source Related Party in any way arising out of or relating to, this Agreement, the Financing or the Alternative Financing or any of the transactions contemplated by this Agreement and the Transaction Agreements or thereby, or the performance of any services thereunder in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law all rights of trial by jury in any Action brought against any Debt Financing Source Related Party in any way arising out of or relating to, this Agreement, the Financing or the Alternative Financing or any of the transactions contemplated by this Agreement and the Transaction Agreements or thereby or the performance of any services thereunder, (vi) agrees that no Debt Financing Source Related Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature related to any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involing any Debt Financing Source Related Party in any way arising out of or relating to, this Agreement, the Financing or the Alternative Financing or any of the transactions contemplated by this Agreement and the Transaction Agreements or thereby, or the performance of any services thereunder, (vii) agrees that no Debt Financing Source Related Party will have any liability (including any special, consequential, punitive or indirect damages) to Liberty or its Affiliates or any other Liberty Related Party in connection with this Agreement, the Financing or the Alternative Financing or any of the agreements entered into in connection with the Financing or the Alternative Financing or any of the transactions contemplated by this Agreement and the Transaction Agreements or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (in each case, other SiriusXM and its Subsidiaries), and hereby waives any rights or claims against any Debt Financing Source Related Party, in each case, relating to or arising out of this Agreement, the Financing or the Alternative Financing, the Debt Commitment Letter, any of the agreements entered into in connection with the Financing or the Alternative Financing or any of the transactions contemplated by this Agreement and the Transaction Agreements or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided, that, notwithstanding the foregoing, nothing herein shall affect the rights and/or claims of SiriusXM against the Debt Financing Source Related Parties with respect to the Financing or the Alternative Financing, the Debt Commitment Letter, any definitive agreement with respect to the Financing or the Alternative Financing entered into on the Closing Date or any of the transactions contemplated by this Agreement and the Transaction Agreements or the performance of any services thereunder), (viii) agrees that SiriusXM may assign its rights and obligations hereunder (while remaining liable for its obligations hereunder) to the Debt Financing Sources pursuant to the terms of the Financing or the Alternative Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing or the Alternative Financing and (ix) agrees that the Debt Financing Source Related Parties are express third party beneficiaries of, and may enforce, the foregoing agreements in this Section 10.12 and such provisions (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 10.12) shall not be amended in any way materially adverse to any Debt Financing Source Related Parties without the prior written consent of any Debt Financing Source; provided that nothing in this Section 10.12 shall in any way limit or modify any Debt Financing Source’s obligations to SiriusXM under the Debt Commitment Letter or any other agreement relating to the Financing or the Alternative Financing.
[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
LIBERTY MEDIA CORPORATION
By:
/s/ Gregory B. Maffei

Name:
Gregory B. Maffei

Title:
President and Chief Executive Officer

SIRIUS XM HOLDINGS INC.
By:
/s/ Patrick L. Donnelly

Name:
Patrick L. Donnelly

Title:
Executive Vice President, General Counsel and Secretary

LIBERTY SIRIUS XM HOLDINGS INC.
By:
/s/ Renee L. Wilm

Name:
Renee L. Wilm

Title:
Chief Legal Officer and Chief Administrative Officer

RADIO MERGER SUB, LLC
By:
Liberty Sirius XM Holdings Inc.,
its Sole and Managing Member

By:
/s/ Renee L. Wilm

Name:
Renee L. Wilm

Title:
Chief Legal Officer and Chief Administrative Officer

[Signature Page to Merger Agreement]

Annex E
Execution Version
FIRST AMENDMENT TO THE
AGREEMENT AND PLAN OF MERGER
This FIRST AMENDMENT (this “Amendment”) to the AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2023 (the “Original Agreement”), by and among LIBERTY MEDIA CORPORATION, a Delaware corporation (“Liberty”), LIBERTY SIRIUS XM HOLDINGS INC., a Delaware corporation and a wholly owned Subsidiary of Liberty (“SplitCo”), RADIO MERGER SUB, LLC, a Delaware limited liability company and a wholly owned Subsidiary of SplitCo (“Merger Sub”), and SIRIUS XM HOLDINGS INC., a Delaware corporation (“SiriusXM”), is made as of June 16, 2024, by and among Liberty, SplitCo, Merger Sub and SiriusXM.
WHEREAS, Liberty, SplitCo, Merger Sub and SiriusXM intend to amend the SiriusXM Exchange Ratio in order to reduce the total number of outstanding shares of SplitCo Common Stock as of immediately following the Closing, and in lieu of issuing any fractional shares, to entitle holders of record who would have otherwise been entitled to receive such fractional shares to receive cash;
WHEREAS, concurrently herewith, Liberty, SplitCo and SiriusXM have entered into that certain First Amendment, as of the date hereof, to the Reorganization Agreement dated as of December 11, 2023, pursuant to which the parties thereto, among other things, amended the Exchange Ratio (as defined in the Reorganization Agreement) in order to reduce the total number of outstanding shares of SplitCo Common Stock as of immediately following the Closing and make certain other changes;
WHEREAS, Liberty, SplitCo, Merger Sub and SiriusXM intend to convert SiriusXM Radio into a Delaware limited liability company prior to the Split-Off (the “Radio Conversion”); and
WHEREAS, Liberty, SplitCo, Merger Sub and SiriusXM now desire to amend the Original Agreement in accordance with the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Liberty, SplitCo, Merger Sub and SiriusXM hereby agree as set forth herein:
Section 1.1.   Terms.   All capitalized terms not defined herein shall have the meanings ascribed to such terms in the Original Agreement.
Section 1.2.   Amendment.   The Original Agreement is hereby amended as follows:
(a)   For all references to the Reorganization Agreement in the Original Agreement (except for Section 3.3(c) of the Original Agreement, for which this Section 1.2(a) shall not be applicable), the second recital in the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
WHEREAS, subject to the receipt of the Liberty Stockholder Approval, prior to the Split-Off Effective Time, Liberty will, pursuant to the Liberty Charter Documents and the Reorganization Agreement, by and between SplitCo, Liberty and SiriusXM and dated as of the date hereof (as amended from time to time, the “Reorganization Agreement”), complete the Restructuring and, at the Split-Off Effective Time, pursuant to the Liberty Charter Documents and the Reorganization Agreement, complete the Redemption (collectively, the “Split-Off”);
(b)   Section 2.1(a)(i) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(i)   Conversion of SiriusXM Common Stock.   Subject to this Section 2.1(a) and Section 2.1(b), each share of common stock of SiriusXM, par value $0.001 per share (the “SiriusXM Common Stock”), issued and outstanding immediately prior to the Merger Effective Time, other than (A) the Liberty

Owned SiriusXM Shares and (B) the shares of SiriusXM Common Stock to be canceled pursuant to Section 2.1(a)(ii), shall be automatically converted into and become the right to receive ~~one~~ one-tenth (0.1) (the “SiriusXM Exchange Ratio”) of a validly issued, fully paid and nonassessable share of SplitCo Common Stock (the “Merger Consideration”). At the Merger Effective Time, except as otherwise provided herein with respect to Liberty Owned SiriusXM Shares and shares cancelled in accordance with Section 2.1(a)(ii), all shares of SiriusXM Common Stock outstanding immediately prior to the Merger Effective Time shall be canceled upon their conversion and shall cease to exist and each holder of a SiriusXM Certificate and each holder of uncertificated shares of SiriusXM Common Stock shall cease to have any rights with respect thereto, except that such SiriusXM Certificate or uncertificated share shall represent only the right to receive (x) the Merger Consideration deliverable in respect of the shares of SiriusXM Common Stock represented by such SiriusXM Certificate or uncertificated share immediately prior to the Merger Effective Time (including the entitlement to cash in lieu of Fractional Shares (as defined below), if any, payable pursuant to Section 2.2(aa)) and (y) any dividends or other distributions payable pursuant to Section 2.2(d), all to be issued or paid, without interest, in consideration therefor upon the surrender of such SiriusXM Certificate or uncertificated share in accordance with Section 2.2(c) (or, in the case of a lost, stolen or destroyed SiriusXM Certificate, Section 2.2(f)).
(c)   Section 2.2(a) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(a)   Exchange Agent.   Prior to the Closing Date, SplitCo shall (i) enter into an agreement reasonably satisfactory to SiriusXM, SplitCo and Liberty (“Transfer Agent Agreement”) with a transfer agent mutually acceptable to Liberty and SiriusXM (the “Transfer Agent”), and (ii) select an institution to serve as exchange agent mutually agreeable to Liberty and SiriusXM (“Exchange Agent”) and enter into an agreement reasonably satisfactory to SiriusXM, SplitCo and Liberty with the Exchange Agent (“Exchange Agent Agreement”) pursuant to which the Exchange Agent will exchange Certificates (as defined below) and Book-Entry Shares (as defined below) for the Merger Consideration, as applicable, as set forth in this Article II and pay to such holders of SiriusXM Common Stock cash in lieu of Fractional Shares, if any, pursuant to Section 2.2(aa). At the Closing, SplitCo shall instruct the Transfer Agent to, promptly following the Merger Effective Time, issue and deposit, in trust for the benefit of the holders of record of shares of SiriusXM Common Stock immediately prior to the Merger Effective Time, with the Exchange Agent for exchange in accordance with this Article II shares in book-entry form representing the shares of SplitCo Common Stock issuable pursuant to Section 2.1 (such shares of SplitCo Common Stock, together with any cash in lieu of Fractional Shares, dividends or other distributions with respect thereto with a record date after the Merger Effective Time, being hereinafter referred to as the “Exchange Fund”).
(d)   The following is hereby inserted as a new Section 2.2(aa) of the Original Agreement, after Section 2.2(a) of the Original Agreement and before Section 2.2(b) of the Original Agreement:
(aa)   Fractional Shares.   Notwithstanding anything to the contrary contained herein, holders of record of SiriusXM Common Stock shall not be entitled to receive a fraction of a share of SplitCo Common Stock (each, a “Fractional Share”) as Merger Consideration pursuant to the Merger. SplitCo shall cause the Exchange Agent to aggregate all Fractional Shares into whole shares and cause such whole shares to be sold at prevailing market prices on behalf of those holders of record who would have otherwise been entitled to receive a Fractional Share, and each such holder of record who would have otherwise been entitled to receive a Fractional Share shall be entitled to receive cash, without interest, rounded down to the nearest cent, in lieu of such Fractional Share in an amount equal to such holder’s pro rata share of the total cash proceeds (net of any fees to the Exchange Agent) from such sales. The Exchange Agent will have sole discretion to determine when, how and through which broker-dealers such sales will be made without any influence by SiriusXM, SplitCo or Liberty. Following such sales, the applicable holders of record will receive a cash payment in the form of a check or wire transfer in an amount equal to their pro rata share of the total net proceeds, less any applicable withholding taxes. If such holders of record physically hold one or more SiriusXM Certificates, the check for any cash that such holders of record may be entitled to receive instead of Fractional Shares will be mailed to such holders separately. The parties acknowledge that the payment of cash in lieu of

Fractional Shares does not represent separately bargained-for consideration and merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of Fractional Shares.
(e)   Section 2.2(b) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(b)   Exchange Procedures.   Promptly after the Merger Effective Time, and in any event no later than ten (10) Business Days after the Merger Effective Time, SplitCo shall cause the Exchange Agent to mail to each holder of record of a certificate which immediately prior to the Merger Effective Time represented outstanding shares of SiriusXM Common Stock (other than the Liberty Owned SiriusXM Shares) (the “Certificates”) which at the Merger Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in customary form and shall have such other provisions as SplitCo may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any dividends or other distributions to which holders of Certificates are entitled pursuant to Section 2.2(d). Each holder of shares in book-entry form which immediately prior to the Merger Effective Time represented outstanding shares of SiriusXM Common Stock (other than the Liberty Owned SiriusXM Shares and shares cancelled in accordance with Section 2.1(a)(ii)) (“Book-Entry Shares”) shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration payable pursuant to Section 2.1. In lieu thereof, each holder of record of one or more Book-Entry Shares may provide an “agent’s message” in customary form with respect to any Book-Entry Share (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), or upon receipt by the Exchange Agent of an appropriate agent’s message (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of book-entry transfer of Book-Entry Shares, each holder of such shares of SiriusXM Common Stock that have been converted into a right to receive the Merger Consideration shall be entitled to receive in exchange therefor: (A) shares in book-entry form representing that number of whole shares of SplitCo Common Stock that such holder has the right to receive pursuant to the provisions of this Article II after taking into account all of the shares of SiriusXM Common Stock then held by such holder under all such Certificates so surrendered and Book-Entry Shares so exchanged, ~~and~~ (B) cash in lieu of Fractional Shares, if any, that such holder has the right to receive pursuant to Section 2.2(aa) after taking into account all of the shares of SiriusXM Common Stock then held by such holder under all such Certificates so surrendered and Book-Entry Shares so exchanged and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(d), and the Certificate(s) so surrendered and/or Book-Entry Share(s) so exchanged shall forthwith be canceled. Until surrendered or exchanged as contemplated by this Section 2.2(b), each Certificate and Book-Entry Share shall be deemed at any time after the Merger Effective Time to represent only the right to receive the Merger Consideration (including cash in lieu of Fractional Shares to which the holder of such Certificate or Book-Entry Share is entitled to pursuant to Section 2.2(aa)) and any dividends or other distributions to which the holder of such Certificate or Book-Entry Share is entitled pursuant to Section 2.2(d), in each case, without interest.
(f)   Section 2.2(d) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(d)   ~~Distributions with Respect to~~Treatment of Unexchanged Shares.   No dividends or other distributions with respect to SplitCo Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or non-exchanged Book-Entry Share with respect to the shares of SplitCo Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of Fractional Shares shall be paid to any such holder pursuant to Section 2.2(aa), until the holder of such Certificate or Book-Entry Share shall surrender such Certificate or exchange such Book-Entry Share in accordance with this Article II. Following surrender of any Certificate or exchange of any Book-Entry Share in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (i) as promptly as practicable following the time of such surrender, the amount of any cash payable in lieu of Fractional Shares pursuant to Section 2.2(aa), (ii) promptly following the time of such surrender or exchange the amount of dividends or other distributions, payable with respect to that number of whole shares of SplitCo Common Stock issuable in exchange for such Certificate or Book-Entry Share pursuant to this Article II, with a record date after the Merger Effective Time and paid with respect to SplitCo Common Stock prior to such surrender, and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender or exchange and a payment date subsequent to such surrender or exchange payable with respect to such whole shares of SplitCo Common Stock.
(g)   Section 2.2(e) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(e)   Transfer Books; No Further Ownership Rights.   All shares of SplitCo Common Stock issued and cash paid in lieu of Fractional Shares pursuant to Section 2.2(aa) upon the surrender of Certificates and exchange of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of SiriusXM Common Stock previously represented by such Certificates and Book-Entry Shares, and at the Merger Effective Time the stock transfer books of SiriusXM shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of SiriusXM Common Stock that were outstanding immediately prior to the Merger Effective Time. Except as required by applicable Law, from and after the Merger Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of SiriusXM Common Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares. Subject to the last sentence of Section 2.2(g), if, at any time after the Merger Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, SplitCo or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
(h)   Section 2.2(f) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(f)   Lost, Stolen or Destroyed Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to have been lost, stolen or destroyed and, if required by SplitCo, the posting by such Person of a bond, in such reasonable amount as SplitCo may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, as applicable, the Merger Consideration (including any cash paid in lieu of Fractional Shares pursuant to Section 2.2(aa)) and any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.2(d), in each case pursuant to this Agreement.
(i)   Section 2.2(g) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(g)   Termination of Fund.   Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares for six (6) months after the Merger Effective Time shall be delivered to SplitCo, upon demand by SplitCo and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to SplitCo for payment of their claim for (i) the Merger Consideration (including cash in lieu of Fractional Shares, if any, that such holder has the right to receive pursuant to Section 2.2(aa)) and (ii) any dividends or other distributions with respect to shares of SplitCo Common Stock in accordance with this Article II. If any Certificate or Book-Entry Share shall not have been surrendered or exchanged, as applicable, immediately prior to such date on which any Merger Consideration (including any cash payable in lieu of Fractional Shares pursuant to Section 2.2(aa) and all dividends or other distributions payable pursuant to Section 2.2(d)) would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration (and any cash payable in lieu of Fractional Shares pursuant to Section 2.2(aa) and all dividends or other distributions payable pursuant to Section 2.2(d)) shall become, to the extent permitted by applicable Law, the property of SplitCo, free and clear of all claims or interest of any Person previously entitled thereto.
(j)   Section 3.11 of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by strikethrough and newly added language indicated by double underlining:
SECTION 3.11 Absence of Operations.   Liberty Radio, ~~and~~ Liberty SIRI Marginco and Liberty Coffeyville Investor, LLC, a Delaware limited liability company, have conducted no activities prior to the Split-Off Effective Time other than as provided in Section 3.11 of the Liberty Disclosure Schedule.
(k)   Section 5.3(b)(iv) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(iv)   require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (x) (A) the filing with the SEC of each of the Form S-4 and the Prospectus / Proxy Statement, (B) the filing with the SEC of (1) the Form 8-A to register the SplitCo Common Stock, (2) of a Form 25 to delist the SiriusXM Common Stock and a Form 15 to terminate the registration of SiriusXM and (3) of filings required under Section 16 and Section 13(d) of the Exchange Act in connection with the Transactions, (C) prior to the Split-Off Effective time, the filing with the Secretary of State of the State of Delaware of the SplitCo A&R Charter, (D) after the Merger Effective Time, the filing of a registration statement on Form S-8 by SplitCo with respect to the shares of SplitCo Common Stock issuable upon exercise of the SiriusXM Stock Options assumed by SplitCo and issuable upon exercise of the SplitCo option awards and as to which Form S-8 is available, (E) other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of Nasdaq, (F) filings by SiriusXM required under, and compliance with other applicable requirements of, the HSR Act and the rules and regulations promulgated thereunder, and any similar Laws of foreign jurisdictions and (G) approval of the Transactions and the conversion of SiriusXM Radio into a Delaware limited liability company (the “Conversion FCC Approval”) under the Communications Act (collectively, the “SiriusXM FCC Approvals” and collectively with the Liberty FCC Approvals and the SplitCo FCC Approvals, the “Requisite FCC Approvals”) and (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a SiriusXM Material Adverse Effect or prevent or materially delay the performance of this Agreement or the other Transaction Agreements by SiriusXM or the consummation of the Transactions.
(l)   Section 6.6(c) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(c)   Each of Liberty, SplitCo and SiriusXM shall cooperate and use its reasonable best efforts to file the applications as promptly as practicable and, in any event, within fifteen (15) Business Days of the date hereof and obtain the Requisite FCC Approvals; provided, however, that, with respect to the Conversion FCC Approval, SiriusXM shall use reasonable best efforts to file the applications with the FCC to obtain such approval as promptly as practicable and, in any event, within five (5) Business Days of June 16, 2024. Each of SiriusXM and Liberty shall provide to the other a reasonable opportunity to review and comment on each submission to be filed by SiriusXM and/or Liberty with the FCC in connection with obtaining the Requisite FCC Approvals (an “FCC Submission”) prior to the filing of such FCC Submission with the FCC. No FCC Submission shall be filed by SiriusXM with the FCC unless, prior to such filing, Liberty and SplitCo shall have agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) as to the contents of such submission to the extent that the submission (i) includes statements or representations relating to facts that are or will be under the exclusive control of Liberty, SplitCo, any of their respective Subsidiaries or any of their respective stockholders, directors or officers or (ii) is relevant to, or creates, any actual or potential obligations of, or limitations on, Liberty, SplitCo, any of their respective Subsidiaries or any of their respective stockholders, directors or officers including any such obligations of, or limitations on, SplitCo or its Subsidiaries under the Reorganization Agreement and other documents related to the Split-Off (each, a “Liberty FCC Issue”); provided, however, that if the FCC requests same-day filing of an FCC Submission that does not include any material issue or statement related to a Liberty FCC Issue, then SiriusXM is required only to make a good faith effort to notify Liberty’s and SplitCo’s Representatives and to give such Representatives an opportunity to review and comment on such submission prior to filing it with the FCC. Neither SiriusXM nor its Representatives shall initiate any substantive communications with the FCC with respect to the Transactions or the FCC Submission, including meetings or conferences with FCC personnel, whether telephonically, in person or otherwise, without first notifying Liberty and SplitCo (or their Representatives) and with respect to communications, meetings or conferences regarding a Liberty FCC Issue giving Liberty and SplitCo (or their Representatives) a reasonable opportunity to participate, and a reasonable number of their Representatives shall have an opportunity to participate in all conferences or meetings with FCC personnel that take place in person with respect to any Liberty FCC Issue; provided, however, that in the case of communications concerning a FCC Submission that occur during an unscheduled telephone conference initiated by the FCC in connection with which it is not reasonably practicable to provide to Liberty and SplitCo or their respective Representatives advance notice and an opportunity to participate, and communications related to non-material matters that are not Liberty FCC Issues, SiriusXM (or its Representatives) shall promptly update Liberty and SplitCo and their Representatives as to the content of such communications. SiriusXM shall provide Liberty and SplitCo with copies of each FCC Submission filed with the FCC promptly following the filing thereof and with copies of any correspondence related to the Requisite FCC Approvals received by SiriusXM. The restrictions set forth in this Section 6.6(c) do not apply to communications between FCC personnel and SiriusXM or its Representatives for a purpose unrelated to the FCC Required Approvals.
(m)   The definition of “SiriusXM Radio” set forth in Section 10.10 of the Original Agreement is hereby amended and restated to read in its entirety as follows, with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“SiriusXM Radio” means Sirius XM Radio Inc., a Delaware corporation, and, following the conversion of Sirius XM Radio Inc. into a Delaware limited liability company, Sirius XM Radio LLC, a Delaware limited liability company, in each case, a wholly owned subsidiary of SiriusXM.
(n)   The following defined terms are hereby inserted in alphabetical order into the table in Section 10.10 of the Original Agreement:
Term	Section
Conversion FCC Approval	Section 5.3(b)(iv)
Fractional Share	Section 2.2(aa)
(o)   The first sentence of clause (1) of Article FOURTH of the SplitCo A&R Charter attached to the Original Agreement as Exhibit A-1 is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
FOURTH:   (1) The total number of shares of all classes of stock which the Corporation shall have authority to issue is ~~[•]~~905,000,000 shares, consisting of (1) ~~[•]~~5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), and (2) ~~[•]~~900,000,000 shares of common stock, par value $0.001 per share (“Common Stock”).
(p)   The second sentence of clause (1) of Article FOURTH of the SplitCo A&R Charter attached to the Original Agreement as Exhibit A-1 is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

Upon this Certificate of Incorporation becoming effective pursuant to the DGCL (the “Effective Time”), each one (1) share of Common Stock that is issued and outstanding immediately prior to the Effective Time is and shall automatically be subdivided and reclassified into the number of shares of fully paid, nonassessable shares of Common Stock as shall equal the quotient of (i) the sum of (a) the product of the number of shares of Series A Liberty SiriusXM common stock of Liberty Media Corporation, a Delaware corporation (“Liberty Media”), par value $0.01 per share (“LSXMA”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023 (the “Reorganization Agreement,” as amended from time to time, a copy of which shall be filed with the books and records of the Corporation and will be furnished by the Corporation, on request and without cost, to any stockholder of the Corporation), by and among the Corporation, Liberty Media and Sirius XM Holdings Inc., a Delaware corporation (“SiriusXM”)), rounded up to the nearest whole number, (b) the product of the number of shares of Liberty Media’s Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number, and (c) the product of the number of shares of Liberty Media’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number, divided by (ii) the number of shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (such subdivision and reclassification, the “Reclassification”), in each case without any action by the holder thereof
(q)   Exhibit C of the Original Agreement is hereby amended and restated to read in its entirety as set forth on Exhibit A to this Amendment with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining.
(r)   Exhibit D of the Original Agreement is hereby amended and restated to read in its entirety as set forth on Exhibit B to this Amendment with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining.
(s)   The definition of “Reorganization Agreement” in Section 2.1 of the SplitCo Transitional Plan attached to the Original Agreement as Exhibit E is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Reorganization Agreement” means that certain Reorganization Agreement by and among LMC, the Company and Sirius XM Holdings Inc., a Delaware corporation, dated as of December 11, 2023, as amended from time to time.
(t)   The definition of “Merger Agreement” set forth in Section 1 of the Tax Sharing Agreement attached to the Original Agreement as Exhibit F is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Merger Agreement” means the Agreement and Plan of Merger dated as of December 11, 2023, by and among Distributing, Splitco, Radio Merger Sub, LLC, a Delaware limited liability company, and Sirius XM, as amended from time to time.
(u)   The definition of “Reorganization Agreement” set forth in Section 1 of the Tax Sharing Agreement attached to the Original Agreement as of Exhibit F is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Reorganization Agreement” means the Reorganization Agreement dated as of December 11, 2023, by and between Distributing, Splitco and Sirius XM, as amended from time to time.
Section 1.3.   Amendment to Liberty Disclosure Schedule.   The parties hereto hereby acknowledge and agree that the amendments to the Liberty Disclosure Schedule set forth in the First Amendment to the Liberty Disclosure Schedule attached hereto as Exhibit C are hereby incorporated into the Liberty Disclosure Schedule and are deemed effective as of the date of the Original Agreement. Except as expressly provided in Exhibit C, all of the terms and provisions of the Liberty Disclosure Schedule delivered concurrently with the execution of the Original Agreement (the “Original Liberty Disclosure Schedule”) are and will remain in full force and effect. Nothing in this Amendment or Exhibit C shall be construed to modify any provision of the Original Liberty Disclosure Schedule other than as specifically set forth in Exhibit C. The parties hereto also acknowledge and agree that the introductory provisions and terms in the Original Liberty Disclosure Schedule shall apply to the First Amendment to the Liberty Disclosure Schedule attached hereto as Exhibit C.
Section 1.4.   Representations.
(a)   Each of Liberty, with respect to the representations and warranties of Liberty in Article III of the Original Agreement, and SplitCo and Merger Sub, with respect to the representations and warranties of SplitCo and Merger Sub in Article IV of the Original Agreement, hereby represent and warrant to SiriusXM that such representations regarding the Subsidiaries of Liberty and the Subsidiaries of SplitCo, as applicable, (i) are true and correct with respect to Liberty Coffeyville Investor, LLC, a Delaware limited liability company (“Liberty Coffeyville”), as of the date hereof, and (ii) would have been true and correct with respect to Liberty Coffeyville as of the date of the Original Agreement if this Amendment had been in effect as of such date (after giving effect to the CVR-CapturePoint Sale (as defined in the Liberty Disclosure Schedule, as amended)).
(b)   Each of Liberty and SplitCo hereby represent and warrant that during the period from the date of the Original Agreement until the date of this Amendment, except with respect to the CVR-CapturePoint Sale, each of Liberty (with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries only) and SplitCo have not permitted Liberty Coffeyville to take any action that would have required the consent of the Special Committee (on behalf of SiriusXM) pursuant to Section 6.2 of the Original Agreement if this Amendment had been in effect as of the date of the Original Agreement.
(c)   On the effective date of the Radio Conversion, Liberty shall execute and deliver to SiriusXM Tax Counsel the letter set forth on Exhibit D to this Amendment.
Section 1.5.   Effect.   Except as expressly provided in this Amendment, all of the terms and provisions of the Original Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties to this Amendment. Nothing in this Amendment shall be construed to modify any provision of the Original Agreement other than as specifically set forth above.
Section 1.6.   Miscellaneous.   The provisions of Sections 10.1, 10.3, 10.4, 10.5, 10.6, 10.8, 10.9 and 10.11 of the Original Agreement are hereby incorporated into this Amendment, mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.
LIBERTY MEDIA CORPORATION
By:
/s/ Gregory B. Maffei

Gregory B. Maffei
President and Chief Executive Officer
SIRIUS XM HOLDINGS INC.
By:
/s/ Patrick L. Donnelly

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
LIBERTY SIRIUS XM HOLDINGS INC.
By:
/s/ Renee L. Wilm

Renee L. Wilm
Chief Legal Officer and Chief Administrative Officer
RADIO MERGER SUB, LLC
By:
Liberty Sirius XM Holdings Inc.,
its Sole and Managing Member

By:
/s/ Renee L. Wilm

Renee L. Wilm
Chief Legal Officer and Chief Administrative Officer
[Signature Page to Amendment to Merger Agreement]

List of Omitted Exhibits
The following exhibits and schedules to the First Amendment to the Agreement and Plan of Merger, dated as June 16, 2024, by and among Liberty Media Corporation, Liberty Sirius XM Holdings Inc., Radio Merger Sub, LLC and Sirius XM Holdings Inc. have not been provided herein:
Exhibit A — Form of SiriusXM Promissory Note
Exhibit B — Form of SiriusXM Split-Off Tax Opinion Representation Letter
Exhibit C — First Amendment to the Liberty Disclosure Schedule
Exhibit D — Form of Liberty Tax Opinion Representation Letter
The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.

ANNEX F
EXECUTION VERSION
VOTING AGREEMENT
This Voting Agreement (this “Agreement”), dated as of December 11, 2023, is entered into by and among Liberty Media Corporation, a Delaware corporation (“Liberty”), Liberty Sirius XM Holdings Inc., a Delaware corporation and a wholly owned Subsidiary of Liberty (“SplitCo”), Sirius XM Holdings Inc., a Delaware corporation (the “SiriusXM”), and each of the undersigned stockholders of Liberty (each, a “Stockholder” and together, the “Stockholders”).
WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, among Liberty, SplitCo, Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned Subsidiary of SplitCo (“Merger Sub”), and SiriusXM, among other transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into SiriusXM (the “Merger”), with SiriusXM surviving the Merger as a wholly owned subsidiary of SplitCo;
WHEREAS, in connection with the negotiation and execution of the Merger Agreement and related agreements and the transactions contemplated thereby, the board of directors of SiriusXM has established a special committee thereof consisting only of independent and disinterested directors (the “Special Committee”);
WHEREAS, as of the date of this Agreement, each Stockholder Beneficially Owns or owns of record, and, with respect to the Split-Off and the other transactions contemplated by the Merger Agreement, has the power to vote or direct the voting of, certain shares of Series A Liberty Sirius XM Common Stock and Series B Liberty Sirius XM Common Stock listed on Schedule A hereto (all such shares, the “Subject Shares”); and
WHEREAS, as a condition and inducement for Liberty and SiriusXM to enter into the Merger Agreement, Liberty and SiriusXM (through the Special Committee) have required that each Stockholder, in his, her or its capacity as a stockholder of Liberty, enter into this Agreement, and each Stockholder has agreed to enter into this Agreement;
NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as set forth herein:
1.   Definitions.   Capitalized terms not defined in this Agreement have the meanings assigned to those terms in the Merger Agreement.
2.   Effectiveness; Termination.   This Agreement shall be effective upon signing. This Agreement shall automatically terminate without further action upon the earliest to occur (the “Expiration Date”) of (a) such date and time as the Merger Agreement or the Reorganization Agreement shall have been validly terminated in accordance with Article IX thereof, (b) the Merger Effective Time, (c) the written agreement of Liberty, SiriusXM (through the Special Committee) and the Stockholders to terminate this Agreement and (d) the date of any material modification, waiver or amendment of the Merger Agreement as in effect on the date of this Agreement that adversely affects the value or tax treatment of the consideration payable to the Stockholders, causes such consideration to include any property other than SplitCo Common Stock (and cash in lieu of fractional shares of SplitCo Common Stock), or adds new conditions or modifies any existing conditions to the consummation of the Merger that materially adversely affect any Stockholder, without the prior written consent of such Stockholder (provided that, in the case of this clause (d), this Agreement shall terminate only with respect to such adversely affected Stockholder(s)); provided, that the representations, warranties, covenants and agreements contained in Sections 6, 7 and 8 of this Agreement will terminate at the Merger Effective Time; provided, further, that (x) this Section 2 and Sections 9 through 26 of this Agreement shall survive any such termination, and (y) such termination shall not relieve any party of any liability or damages resulting from (1) fraud or (2) willful material breach by such party prior to termination, in each case, as determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment. For purposes of this Agreement, (A) “fraud” means intentional and knowing common law fraud under Delaware law in the representations and warranties set forth in this Agreement and (B) “willful material breach” means a material breach of a party’s covenants and agreements set forth in this Agreement that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such action would be a material breach of such party’s covenants or agreements.
3.   Voting Agreement.
(a)   From the date hereof until the Expiration Date (the “Support Period”), each Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of the holders of the Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock (collectively, the “Liberty Stockholders”) (including the Liberty Stockholders Meeting), however called, and in connection with any written consent of the Liberty Stockholders, such Stockholder shall:
(i)
appear at such meeting or otherwise cause all of the Subject Shares and all other voting securities of the Liberty SiriusXM tracking stock group over which he, she or it has acquired Beneficial Ownership or record ownership after the date hereof or otherwise has the power to vote or direct the voting of (including any Subject Shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Subject Shares or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities or otherwise over which he, she or it has the power to vote) (together with the Subject Shares, collectively, the “Shares”) as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum; and

(ii)
subject to Section 3(c), vote or cause to be voted (including by proxy or written consent, if applicable) all of the Shares (i) in favor of the Split-Off and the approval of the other transactions contemplated thereby, (ii) in favor of any proposal to adjourn or postpone such meeting of the Liberty Stockholders to a later date if such adjournment or postponement is proposed in compliance with Section 6.1(b) of the Merger Agreement, (iii) against any action or proposal in favor of any SplitCo Takeover Proposal, without regard to the terms of such SplitCo Takeover Proposal, and (iv) against any action, proposal, transaction, agreement or amendment of any Liberty Charter Document, in each case of this clause (iv) which would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Liberty or SplitCo contained in the Merger Agreement, or of any Stockholder contained in this Agreement for which such Stockholder has received prior notice from Liberty, SiriusXM or the Special Committee that it reasonably expects that such action or proposal would result in a breach, (B) result in any of the conditions to the consummation of the Transactions under the Merger Agreement or the Reorganization Agreement not being fulfilled or (C) prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of any of the Transactions.

(b)   For the avoidance of doubt, the foregoing commitments apply to any Shares held by any trust, limited partnership or other entity directly or indirectly holding Shares for which any Stockholder serves as a partner, stockholder, trustee or in a similar capacity. To the extent any Stockholder does not have sole control of the voting determinations of such entity, such Stockholder agrees to exercise all voting rights or other voting determination rights he, she or it has in such entity to carry out the intent and purposes of his, her or its support and voting obligations in this paragraph and otherwise set forth in this Agreement.
(c)   Notwithstanding anything to the contrary herein, if at any time during the Support Period the board of directors of Liberty makes a Liberty Adverse Recommendation Change pursuant to Section 6.4(c) of the Merger Agreement (the “Change of Recommendation Event”), then the obligations, covenants and restrictions of the Stockholders set forth in this Section 3 shall be limited to the number of shares of Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock held by the Stockholders equal in aggregate to 33.37% of the total voting power of the Covered Liberty SiriusXM Voting Stock (such shares, the “Covered Shares”); provided that if a Change of Recommendation Event occurs, notwithstanding any other obligations hereunder, the

F-2

Stockholders shall be expressly permitted to deliver a written consent executed on behalf of, or vote at any meeting of stockholders, their respective Shares that are not Covered Shares in their sole discretion with respect to the Transactions or any other matters described in Section 3(a)(ii) above (including, without limitation, with respect to the approval of the Split-Off and the transactions contemplated thereby, including the Reorganization Agreement, and with respect to any adjournment of any applicable stockholder meeting); provided, further, that in the event of a Change of Recommendation Event, the Stockholders shall have the right to determine which of the Shares held by the Stockholders will be included in the Covered Shares (it being understood that this proviso is not intended to change the total number or percentage of Covered Shares as determined pursuant to this Section 3(c)). For purposes of this Agreement, the “Covered Liberty SiriusXM Voting Stock” shall mean the issued and outstanding shares of Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock entitled to vote on the proposal to approve the Split-Off and the transactions contemplated thereby, including the Reorganization Agreement, and present in person or by proxy at the applicable stockholder meeting or, with respect to any action by written consent, the total number of shares of Series A Liberty SiriusXM Common Stock and Series B Liberty SiriusXM Common Stock outstanding as of the record date established by Liberty with respect to such action by written consent, as applicable.
(d)   Each Stockholder represents, covenants and agrees that, (w) except for this Agreement, he, she or it has not entered into, and shall not enter into during the Support Period, any commitment, agreement, understanding or other similar arrangement with any person to vote or give instructions in any manner with respect to any Shares, including any voting agreement or voting trust, (x) he, she or it shall not enter into during the Support Period, any agreement, arrangement or understanding with any Person, and has not taken any action and shall not take any other action during the Support Period, that would conflict with, restrict, limit, violate, frustrate the intent of or interfere with the performance of such Stockholder’s representations, warranties, covenants and obligations hereunder, (y) he, she or it shall not take any action during the Support Period that would reasonably be expected to restrict or otherwise adversely affect such Stockholder’s legal power, authority or right to comply with or perform its covenants or obligations under this Agreement, and (z) except as expressly set forth herein or with respect to routine matters at an annual meeting of the Liberty Stockholders, he, she or it has not granted, and shall not grant during the Support Period, any proxy, consent or power of attorney with respect to any Shares.
(e)   In furtherance and not in limitation of the foregoing, but only in the event and in each case that a Stockholder fails to be counted as present or fails to vote all of such Stockholder’s Shares in accordance with this Agreement, until the Expiration Date, each Stockholder hereby appoints each of Eddy W. Hartenstein and James P. Holden as its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent (and to instruct nominees or record holders to vote or act by written consent) during the Support Period with respect to any and all of such Stockholder’s Shares in accordance with this Section 3; provided, however, that if at any time during the Support Period there occurs a Change of Recommendation Event, then the irrevocable proxy contemplated by this Section 3(e) shall terminate and cease to be effective with respect to all Shares other than Covered Shares. This proxy and power of attorney are given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby agrees that this proxy and power of attorney granted by each such Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient under applicable Law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder with respect to any Shares regarding the matters set forth in this Section 3. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the bankruptcy, death or incapacity of such Stockholder.
4.   Non-Solicitation.   Each Stockholder hereby agrees, and agrees to cause his, her or its controlled Affiliates (which, for the avoidance of doubt, does not include Liberty, Merger Sub, SplitCo or SiriusXM) and its and their Representatives not to, take any action which, were it taken by Liberty, SplitCo or SiriusXM or any of their Representatives, would violate Section 6.4 or Section 6.5 of the Merger Agreement, it being understood that any action in compliance with Section 6.4 or Section 6.5 of the Merger Agreement shall not be deemed a breach by any Stockholder of this Section 4.

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5.   Transfer Restrictions Prior to the Merger.   Each Stockholder hereby agrees that he, she or it will not, during the Support Period, without the prior written consent of Liberty and SiriusXM (through the Special Committee), other than pursuant to the Merger Agreement or Reorganization Agreement, directly or indirectly, offer for sale, sell, transfer, exchange, convert, assign, give, tender in any tender or exchange offer, pledge, encumber, hypothecate or otherwise dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Shares, or any interest therein (including by merger, by testamentary disposition, by operation of law or otherwise), including the right to vote any such Shares, as applicable (a “Transfer”); provided, that such Stockholder may Transfer Shares for estate-planning purposes (including by testamentary disposition), or to a controlled Affiliate or with respect to a trust over which such Stockholder has sole or shared investment power, to a named beneficiary, so long as the transferee, prior to the time of Transfer, agrees in a signed writing reasonably satisfactory to Liberty and SiriusXM (through the Special Committee) to be bound by and comply with the provisions of this Agreement, and such Stockholder provides at least five (5) Business Days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement) to Liberty and SiriusXM, in which case such Stockholder shall remain responsible for any breach of this Agreement by such transferee, and provided, further, that the death of a Stockholder shall itself not be a Transfer of Shares so long as a Stockholder, or a controlled Affiliate of a Stockholder, continues to own such Shares as Shares covered under this Agreement and such controlled Affiliate agrees in a signed writing reasonably satisfactory to Liberty and SiriusXM (through the Special Committee) to be bound by and comply with the provisions of this Agreement. Notwithstanding anything contained herein, each Stockholder will be permitted to (i) effect a bona fide pledge of Series A Liberty Sirius XM Common Stock (including any existing pledge) to any financial institution in connection with a bona fide financing transaction (a “Permitted Pledge”) (so long as such pledge does not prevent or otherwise restrict in any manner such Stockholder from voting such shares pursuant to the provisions of this Agreement prior to any default and foreclosure under the indebtedness underlying such pledge) and (ii) grant a revocable proxy with respect to routine matters at an annual meeting of the holders of Liberty SiriusXM Common Stock (provided such proxy does not apply with respect to any of the matters set forth in this Agreement, even if such matters are submitted to a vote at an annual meeting of the stockholders of Liberty). Any Transfer in violation of this provision shall be void ab initio.
6.   Representations of the Stockholders.   Each Stockholder represents and warrants to Liberty and SiriusXM as follows: (a) the Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and legally binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Stockholder or the performance of his, her or its obligations hereunder; (c) the execution and delivery of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to such Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or transfer restriction on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Stockholder or any of the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act and the HSR Act; (d) the Stockholder Beneficially Owns and has the power to vote or direct the voting of, the Stockholder’s Shares, a complete and accurate schedule as of the date hereof of which is set forth opposite such Stockholder’s name on Schedule A; (e) the Stockholder Beneficially Owns the Stockholder’s Shares, free and clear of any proxy, voting restriction, adverse claim or other Lien or transfer restriction (other than any Permitted Pledge or any restrictions created by the Transaction Agreements or under applicable federal or state securities laws); and (f) the Stockholder or his, her or its advisers has read and is familiar with the terms of the Merger Agreement and the other Transaction Agreements and the Stockholder

F-4

understands and acknowledges that Liberty, SplitCo and SiriusXM are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.
7.   Representations of Liberty and SiriusXM.
(a)   Liberty represents and warrants to each Stockholder as follows: (1) Liberty has full legal right, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (2) this Agreement has been duly and validly executed and delivered by Liberty and constitutes a valid and legally binding agreement of Liberty, enforceable against Liberty in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by Liberty or the performance of its obligations hereunder; (3) the execution and delivery of this Agreement by Liberty does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to Liberty or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property of Liberty pursuant to, any agreement or other instrument or obligation binding upon Liberty or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than with the FCC or pursuant to the Exchange Act, the Securities Act or the HSR Act.
(b)   SiriusXM represents and warrants to each Stockholder as follows: (1) SiriusXM has full legal right, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (2) this Agreement has been duly and validly executed and delivered by SiriusXM and constitutes a valid and legally binding agreement of SiriusXM, enforceable against SiriusXM in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by SiriusXM or the performance of its obligations hereunder; (3) the execution and delivery of this Agreement by SiriusXM does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to SiriusXM or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property of SiriusXM pursuant to, any agreement or other instrument or obligation binding upon SiriusXM or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than with the FCC or pursuant to the Exchange Act, the Securities Act or the HSR Act.
8.   Adjustments.   In the event of a stock split, stock dividend or distribution, or any change in the shares of capital stock of Liberty by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the terms “Series A Liberty SiriusXM Common Stock”, “Series B Liberty SiriusXM Common Stock” and “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
9.   Antitrust Filings.   Liberty, SplitCo and each Stockholder shall make an appropriate filing, if necessary, pursuant to the HSR Act with respect to the Transactions as promptly as practicable after the date of this Agreement and shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be reasonably requested pursuant to the HSR Act. Prior to making any application to or filing with any Governmental Authority in connection with the transactions contemplated by or related to the Merger Agreement, each party hereto will provide the other party with any information or documents that the other party may reasonably require to prepare any such filing or application.
10.   Publicity.   Each Stockholder hereby authorizes Liberty and SiriusXM to publish and disclose in any documents and schedules filed with the SEC, and any press release or other disclosure document that Liberty or SiriusXM determines to be necessary or desirable in connection with this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby (including in the Form S-4 or any other filing with any Governmental Authority made in connection with the Merger) such Stockholder’s

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identity and ownership of the Shares, this Agreement and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and such other information required in connection with such disclosure. Each Stockholder agrees to notify Liberty and SiriusXM as promptly as practicable of any inaccuracies or omissions in any information relating to the Stockholders that is so published or disclosed. Each Stockholder shall not be permitted to make any public statement regarding this Agreement, the Merger Agreement, the Reorganization Agreement or the Transactions without the prior written consent of Liberty and SiriusXM (through the Special Committee); provided, that the foregoing shall not restrict any Stockholder from making any disclosure or other public statement required to be made by such Stockholder under applicable Law, including any amendment filed with the SEC on Schedule 13D, so long as such Stockholder provides Liberty and SiriusXM (through the Special Committee) with reasonable prior notice (including reasonable opportunity to review and comment) on such disclosure.
11.   Entire Agreement.   This Agreement (including the schedules hereto), the Merger Agreement and the Reorganization Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Liberty acknowledges and agrees that, except as expressly provided herein, nothing in this Agreement shall be deemed to vest in Liberty any direct or indirect ownership or incidence of ownership of or with respect to any Shares.
12.   Indemnification.
(a)   Each of SiriusXM and SplitCo, jointly and severally, (the “Indemnifying Party”) covenants and agrees, on the terms and subject to the limitations set forth in this Agreement, to indemnify and hold harmless each Stockholder (and each of his or her respective successors and assigns), in each case in his or her capacity as a stockholder of voting securities of the Liberty SiriusXM tracking stock group (each in such capacity, an “Indemnified Party”), from and against any and all Losses (as defined below) incurred in connection with, arising out of or resulting from any claims, demands, actions, proceedings or investigations (each, an “Action” and collectively, “Actions”) arising out of this Agreement or the performance of such Indemnified Party hereunder (including any Actions brought by any of the stockholders, directors, officers or employees of SplitCo or SiriusXM). For purposes of this Section 12, “Losses” means any loss (including disgorgement of consideration), liability, cost, damage or expense (including, without duplication, reasonable fees and expenses of counsel, accountants, consultants and other experts) related to an Action for which an Indemnified Party is entitled to indemnification pursuant to this Agreement; provided, however, that any diminution in value of SiriusXM Common Stock, Liberty SiriusXM Common Stock, or SplitCo Common Stock shall not constitute a Loss.
(b)   Notwithstanding anything herein to the contrary, the Indemnifying Party will not be obligated to provide indemnity hereunder to any Indemnified Party with respect to any Losses which (x) result from such Indemnified Party’s fraud, bad faith, willful misconduct or gross negligence or (y) result from any breach of any representation and warranty of such Indemnified Party contained in this Agreement or any breach of any covenant or agreement made or to be performed by such Indemnified Party under this Agreement.
(c)   The Indemnifying Party will indemnify the Indemnified Parties pursuant to this Section 12 regardless of whether such Losses are incurred prior to or after the Merger Effective Time. The indemnification provided pursuant to this Section 12 is in addition to, and not in derogation of, any other rights an Indemnified Party may have under applicable law, the Liberty Charter Documents, the SiriusXM Charter Documents, or pursuant to any contract, agreement or arrangement (including, for the avoidance of doubt, under the Merger Agreement); provided, however, that Losses will not be duplicated. If an Indemnified Party receives an indemnification payment pursuant to this Agreement and later receives insurance proceeds or other third-party recovery proceeds in respect of the related Losses, then the Indemnified Party shall promptly remit to the Indemnifying Party, amounts equal to the lesser of (x) the amount of such insurance proceeds or other third-party recovery proceeds, if any, and (y) the amount of the indemnification payment previously paid by or on behalf of the Indemnifying Party with respect to such Losses.

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(d)   Promptly after the receipt by any Indemnified Party of notice with respect to any Action that is or may be subject to indemnification hereunder (each, an “Indemnifiable Claim”) (and in no event more than ten (10) Business Days after such event), such Indemnified Party shall give written notice thereof to the Indemnifying Party, which notice will include, to the extent known, the basis for such Indemnifiable Claim and copies of any pleadings or written demands relating to such Indemnifiable Claim and, promptly following request therefor, shall provide any additional information in respect thereof that the Indemnifying Party may reasonably request; provided, that (x) any delay in giving or failure to give such notice will not affect the obligations of the Indemnifying Party hereunder except to the extent the Indemnifying Party is actually prejudiced as a result of such delay in or failure to notify and (y) no such notice shall be required to be given to the Indemnifying Party to the extent that the Indemnifying Party or any of its respective Affiliates is a party to any such Indemnifiable Claim.
(e)   Subject to Section 12(f) and Section 12(g), the Indemnifying Party shall be entitled to exercise full control of the defense, compromise or settlement of any Indemnifiable Claim in respect of an Action commenced or made by a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third Party Indemnifiable Claim”) so long as, within ten (10) Business Days after the receipt of notice of such Third Party Indemnifiable Claim from the Indemnified Party (pursuant to Section 12(d)), the Indemnifying Party: (x) delivers a written confirmation to such Indemnified Party that the indemnification provisions of Section 12 are applicable, subject only to the limitations set forth in this Agreement, to such Third Party Indemnifiable Claim and that the Indemnifying Party will indemnify such Indemnified Party in respect of such Third Party Indemnifiable Claim to the extent required by this Section 12, and (y) notifies such Indemnified Party in writing that the Indemnifying Party will assume the control of the defense thereof. Following notification to such Indemnified Party of the assumption of the defense of such Third Party Indemnifiable Claim, the Indemnifying Party shall retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third Party Indemnifiable Claim. If the Indemnifying Party so assumes the defense of any such Third Party Indemnifiable Claim in accordance herewith, subject to the provisions of subsections (d) through (f) of this Section 12, (A) the Indemnifying Party shall be entitled to exercise full control of the defense, compromise or settlement of such Third Party Indemnifiable Claim and such Indemnified Party shall cooperate (subject to the Indemnifying Party’s agreement to reimburse such Indemnified Party for all documented reasonable out-of-pocket expenses incurred by such Indemnified Party in connection with such cooperation) with the Indemnifying Party in any manner that the Indemnifying Party reasonably may request in connection with the defense, compromise or settlement thereof (subject to the last sentence of this Section 12(e)), and (B) such Indemnified Party shall have the right to employ separate counsel selected by such Indemnified Party and to participate in (but not control) the defense, compromise or settlement thereof and the Indemnifying Party shall pay the reasonable fees and expenses of one such separate counsel, and, if reasonably necessary, one local counsel. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any such Action (or part thereof) for which it is entitled to indemnification and to which the Indemnifying Party has provided the written confirmation specified in clause (x) above without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned). Without the prior written consent of each of the Indemnified Parties who are named in the Action subject to the Third Party Indemnifiable Claim (which consent shall not be unreasonably withheld, delayed or conditioned), the Indemnifying Party will not settle or compromise or consent to the entry of judgment with respect to any Indemnifiable Claim (or part thereof) unless such settlement, compromise or consent (x) includes an unconditional release of such Indemnified Parties, (y) does not include any admission of wrongdoing on the part of such Indemnified Parties and (z) does not enjoin or restrict in any way the future actions or conduct of such Indemnified Parties (other than in a manner consistent with the terms of the subject instruments).
(f)   Notwithstanding Section 12(e), an Indemnified Party, at the expense of the Indemnifying Party (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel (in addition to one local counsel in each applicable jurisdiction) representing the Indemnified Party), shall, subject to the last sentence of this Section 12(f), be entitled to separately control the defense, compromise or settlement of any Third Party Indemnifiable Claim (x) as to such Indemnified Party if the Indemnified Party with the opinion of external counsel shall have reasonably concluded that there exists any actual conflict of interest relating to the defense of such

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Action between the Indemnified Party and the Indemnifying Party and (y) as to which the Indemnifying Party has previously assumed control in the event the Indemnifying Party is not diligently pursuing such defense. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any Action with respect to which it controls the defense thereof pursuant to this Section 12(f) and for which it is entitled to indemnification without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.
(g)   In all instances under this Section 12 where the Indemnifying Party has agreed to pay the fees, costs and expenses of the Indemnified Parties, such fees, costs and expenses shall be reasonable. The parties agree to cooperate and coordinate in connection with the defense, compromise or settlement of any Indemnifiable Claims.
(h)   In addition to (but without duplication of) the Indemnified Party’s right to indemnification as set forth in this Section 12, if so requested by an Indemnified Party, the Indemnifying Party shall also advance to such Indemnified Party (within ten (10) Business Days of such request) any and all documented reasonable out-of-pocket fees, costs and expenses incurred by an Indemnified Party in accordance with this Section 12 in connection with investigating, defending, being a witness in or participating in (including any appeal), or preparing to defend, be a witness in or participate in, any Indemnifiable Claim (other than an Indemnifiable Claim initiated by the Indemnified Party or in which SiriusXM or Liberty alleges a breach by the Indemnified Party of any representation and warranty of such Indemnified Party contained in this Agreement or any breach of any covenant or agreement made or to be performed by such Indemnified Party under this Agreement), including, without duplication, reasonable fees and expenses of legal counsel, accountants, consultants and other experts (“Expense Advances”).
(i)   Each Stockholder agrees that he or she will repay Expense Advances made to him or her (or paid on his or her behalf) by the Indemnifying Party pursuant to this Section 12 if it is ultimately finally determined by a court of competent jurisdiction that he or she is not entitled to be indemnified pursuant to this Section 12.
13.   Assignment.   Except as provided in Section 5 of this Agreement, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Any attempted assignment in violation of this Section 13 shall be null and void ab initio. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns and, in the event of a Stockholder’s death, such Stockholder’s heirs, executors, administrators, testamentary trustees, legatees or beneficiaries.
14.   Stockholder Capacity.   Notwithstanding anything to the contrary in this Agreement, each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as the Beneficial Owner of its Shares, and nothing herein is intended to or shall limit, affect or restrict any actions taken (or any failures to act) by a Stockholder in the Stockholder’s capacity as a director or officer of Liberty, SplitCo, or SiriusXM. The taking of any actions (or any failures to act) by the Stockholder (including voting on matters put to the board of directors of Liberty, SplitCo, or SiriusXM or any committee thereof, influencing officers, employees, agents, management or the other directors of Liberty or SiriusXM, and taking any action or making any statement at any meeting of such board or any committee thereof) solely in the Stockholder’s capacity as a director of Liberty, SplitCo, or SiriusXM shall not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.
15.   Further Assurances.   Each party hereto agrees, from time to time, at the reasonable request of any other party hereto and without further consideration, to execute and deliver such additional consents, documents and other instruments and to take such further actions as are reasonably requested to effectuate the rights and obligations set forth in this Agreement.
16.   Remedies/Specific Enforcement.   Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that the other parties would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event.

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Accordingly, in the event of any breach or threatened breach by any party hereto of any covenant or obligation contained in this Agreement, in addition to any other remedy to which the other parties may be entitled (whether at law or in equity), the other parties shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereto hereby waives any defense in any action for specific performance or an injunction or other equitable relief, that a remedy at law would be adequate. Each party hereto further agrees that no party or any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party hereto irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
17.   Governing Law; Jurisdiction; Venue.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law. The parties hereto hereby irrevocably submit to the jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, of the United States District Court for the District of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the matters contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. The parties hereto hereby consent to and grant the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware, jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided herein or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
18.   Notice.   All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via e-mail or (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery), in each case to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice):
If to Liberty:
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Attention: Chief Legal Officer
E-Mail: [Separately Provided]
With a copy to:
O’Melveny & Myers L.L.P.
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111
Attention: C. Brophy Christensen
Bradley L. Finkelstein
Noah Kornblith
E-mail: bchristensen@omm.com

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bfinkelstein@omm.com
nkornblith@omm.com
If to SiriusXM:
Sirius XM Radio Inc.
1221 Avenue of the Americas
New York, New York 10020
Attention: Patrick Donnelly
E-Mail: [Separately Provided]
with a copy to (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Eric Swedenburg, Esq.
Johanna Mayer, Esq.
E-Mail: eric.swedenburg@stblaw.com
Johanna.mayer@stblaw.com
If to the Special Committee:
Eddy W. Hartenstein
Lead Independent Director
c/o Sirius XM Radio Inc.
1221 Avenue of the Americas
New York, New York 10020
Attention: General Counsel
E-Mail: [Separately Provided]
and with a copy to (which shall not constitute notice):
Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10001
Attention: Michael A. Diz
William D. Regner
Katherine Durnan Taylor
E-Mail: madiz@debevoise.com
wdregner@debevoise.com
ketaylor@debevoise.com
If to the Stockholders:
John C. Malone
c/o Marty Flessner
12300 Liberty Boulevard, 2nd Floor
Englewood, CO 80112
Email: [Separately Provided]
With a copy (which shall not constitute notice) to:
Steven D. Miller
Address: [Separately Provided]
Email: [Separately Provided]
or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.

F-10

19.   Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. Upon such determination that any term or other provision is invalid, illegal, void or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.
20.   Amendments; Waivers.   Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Liberty, SiriusXM and each Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
21.   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT OR ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) HE, SHE OR IT (AS APPLICABLE) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) HE, SHE OR IT (AS APPLICABLE) MAKES THIS WAIVER VOLUNTARILY AND (IV) HE, SHE OR IT (AS APPLICABLE) HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 21.
22.   Counterparts.   The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.
23.   Action by SiriusXM.   Actions taken under this Agreement on behalf of SiriusXM will be taken only with the approval of the Special Committee.
24.   Interpretation.   When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When this Agreement contemplates a certain number of securities, as of a particular date, such number of securities shall be deemed to be appropriately adjusted to account for stock splits, dividends, recapitalizations, combinations of shares or other changes affecting the such securities.

F-11

25.   Expenses.   The Indemnifying Party shall pay the reasonable out-of-pocket costs and expenses incurred by each of the Stockholders in connection with the preparation, negotiation, execution and delivery of this Agreement, including the reasonable fees, charges and disbursements of advisors, representatives and counsel for the Stockholders in connection therewith (the “Voting Agreement Fees”), and any required filing fee in connection with the filings made on behalf of the Stockholders described in this Agreement and the Merger Agreement; provided, however, that the amount of costs and expenses payable in the aggregate for the Voting Agreement Fees shall not exceed $150,000. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
26.   No Additional Representations.   Except for the representations and warranties expressly made in this Agreement, each party hereto hereby agrees that no other party hereto makes, and each party hereto disclaims any reliance upon, any express or implied representation or warranty whatsoever with respect to the matters set forth in this Agreement.
[Signature pages follow]

F-12

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above.
LIBERTY MEDIA CORPORATION
By:
/s/ Renee L. Wilm

Name: Renee L. Wilm
Title:
Chief Legal Officer and
Chief Administrative Officer

SIRIUS XM HOLDINGS INC.
By:
/s/ Patrick L. Donnelly

Name: Patrick L. Donnelly
Title:
Executive Vice President, General Counsel and Secretary

LIBERTY SIRIUS XM HOLDINGS INC.
By:
/s/ Renee L. Wilm

Name: Renee L. Wilm
Title:
Chief Legal Officer and
Chief Administrative Officer

THE JOHN C. MALONE 1995 REVOCABLE TRUST
By:
/s/ John C. Malone

Name: John C. Malone, Trustee
THE LESLIE A. MALONE 1995 REVOCABLE TRUST
By:
/s/ John C. Malone

Name: John C. Malone, Trustee
THE MALONE FAMILY LAND PRESERVATION FOUNDATION
By:
/s/ John C. Malone

Name: John C. Malone, President
JOHN C. MALONE JUNE 2003 CHARITABLE REMAINDER UNITRUST
By:
/s/ John C. Malone

Name: John C. Malone, Trustee
[Signature Page to Voting Agreement]

SCHEDULE A
Stockholder Information
Stockholder	Series A Liberty SiriusXM Common Stock	Series B Liberty SiriusXM Common Stock
The John C. Malone 1995 Revocable Trust	612,907	8,681,015
The Leslie A. Malone 1995 Revocable Trust	101,778	286,086
The Malone Family Land Preservation Foundation	250,000	0
John C. Malone June 2003 Charitable Remainder Unitrust	0	379,553

A-1

Annex G
December 11, 2023
CONFIDENTIAL
Special Committee of the Board of Directors
SiriusXM Holdings Inc.
1221 Avenue of the Americas, 35th Floor
New York, NY 10020
Members of the Special Committee of the Board of Directors:
We understand that SiriusXM Holdings Inc. (“SiriusXM”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Liberty Media Corporation (“Liberty”), Liberty SiriusXM Holdings Inc., a wholly owned subsidiary of Liberty (“SplitCo”), and Radio Merger Sub, LLC, a wholly owned subsidiary of SplitCo (“Merger Sub”), pursuant to which, among other things, substantially concurrently with (but following) the completion of the Split-Off (as defined below), (i) Merger Sub will merge with and into SiriusXM (the “Merger”), with SiriusXM surviving the Merger as a wholly owned subsidiary of SplitCo, and (ii) each share of common stock, par value $0.001 per share, of SiriusXM (the “SiriusXM Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding shares owned by SiriusXM and any Liberty Owned SiriusXM Shares (collectively, “Excluded Shares”)) shall be automatically converted into the right to receive one (1) share of common stock, par value $0.001 per share, of SplitCo (“SplitCo Common Stock”) (the “SiriusXM Exchange Ratio”), in each case subject to the terms and conditions of the Merger Agreement. Pursuant to the Reorganization Agreement to be entered into by and between SplitCo, Liberty and SiriusXM (the “Reorganization Agreement”), at a time substantially concurrently with (but prior to) the consummation of the Merger, among other things, (i) Liberty will contribute the SplitCo Assets and the SplitCo Businesses to SplitCo, and SplitCo will assume the SplitCo Liabilities (collectively, the “SplitCo Contribution and Assumption”, and collectively with the other transactions contemplated by the Restructuring Plan, the “Restructuring”), and (ii) each outstanding share of Liberty’s Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), and Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK” and, together with LSXMA and LSXMB, “Liberty SiriusXM Common Stock”, which constitute Liberty’s tracking stock with respect to Liberty SiriusXM (as defined in the Reorganization Agreement)), will be redeemed in exchange for a number of shares of SplitCo Common Stock equal to the Exchange Ratio (as defined in the Reorganization Agreement) (the “Liberty SiriusXM Exchange Ratio”) (such redemption and exchange, collectively, the “Redemption”, and the Restructuring and the Redemption, collectively, the “Split-Off”), in each case subject to the terms and conditions of the Reorganization Agreement. The actions to be taken pursuant to the Merger Agreement and the Reorganization Agreement are referred to collectively herein as the “Transactions”. The terms and conditions of the Transactions are more fully set forth in the Merger Agreement and the Reorganization Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement and the Reorganization Agreement, as applicable.
The Special Committee of the Board of Directors of SiriusXM (the “Special Committee”) has requested our opinion as to whether, as of the date hereof, the SiriusXM Exchange Ratio is fair, from a financial point of view, to the holders of SiriusXM Common Stock (other than Liberty or its Subsidiaries). For the avoidance of doubt, for purposes of our opinion, any references to the holders of SiriusXM Common Stock do not include the holders of Liberty SiriusXM Common Stock (Liberty’s tracking stock with respect to Liberty SiriusXM).
For purposes of the opinion set forth herein, we have:
(i)   reviewed certain publicly available financial statements and other information of SiriusXM and Liberty SiriusXM (which include information related to the assets and liabilities associated with the SplitCo Assets, SplitCo Businesses and SplitCo Liabilities);

(ii)   reviewed certain historical, internal financial statements and other financial and operating data for each of SiriusXM and Liberty SiriusXM prepared and provided to us by the management of SiriusXM and Liberty, respectively, and reviewed and approved for our use by the Special Committee;
(iii)   reviewed certain internal financial projections for SiriusXM prepared by management of SiriusXM and approved for our use by SiriusXM (the “SiriusXM Projections”);
(iv)   discussed the past and current operations, financial condition and prospects of SiriusXM and Liberty SiriusXM with the management of SiriusXM and Liberty, respectively;
(v)   considered the potential pro forma impact of the Transactions on SiriusXM;
(vi)   reviewed the reported trading prices and trading activity for SiriusXM Common Stock and Liberty SiriusXM Common Stock;
(vii)   compared the financial performance and condition of SiriusXM with that of certain other publicly traded companies that we deemed relevant;
(viii)   participated in certain discussions among management and other representatives of each of SiriusXM and Liberty;
(ix)   reviewed a draft dated December 10, 2023 of the Merger Agreement;
(x)   reviewed a draft dated December 10, 2023 of the Reorganization Agreement; and
(xi)   performed such other analyses and reviewed such other material and information as we have deemed appropriate.
We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information and have relied on such information being complete and correct. We have relied on assurances of the management of SiriusXM that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any respect material to our analysis or opinion. With respect to the SiriusXM Projections, which the Special Committee has consented to our using for purposes of our analysis and opinion, we have assumed with the Special Committee’s consent that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SiriusXM. We express no opinion as to these financial forecasts or the assumptions on which they are made. We have not conducted a physical inspection of the facilities or property of SiriusXM or Liberty SiriusXM. We have not assumed any responsibility for, or performed any independent valuation or appraisal of, the assets or liabilities of either SiriusXM or Liberty SiriusXM (including any SplitCo Assets, SplitCo Liabilities or assets or liabilities (including tax assets or liabilities) taken into account in the LSXM Net Liabilities Share Adjustment included in the Reorganization Agreement), nor have we been furnished with any such valuation or appraisal. Furthermore, we have not considered any tax, accounting, legal or regulatory effects of the Transactions or any other aspect of the transactions relating to the Transactions on any person or entity.
We have assumed that the final forms of each of the Merger Agreement and the Reorganization Agreement will be substantially the same as the drafts reviewed by us in all respects material to our opinion. We have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement and that the Split-Off will be consummated in accordance with the terms of the Reorganization Agreement, in each case, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transactions, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on Liberty, SiriusXM or the contemplated benefits of the Transactions or that otherwise would be in any respect material to our analysis or opinion. We have further assumed that all representations and warranties set forth in each of the Merger Agreement and the Reorganization Agreement are, and will be, true and correct as of all the dates made or deemed made and that all parties to each of the Merger Agreement and the Reorganization Agreement will comply with all covenants of such parties thereunder, in each case, in all respects material to our analysis or opinion. We express no opinion as to what the value of SplitCo Common Stock actually will be when issued pursuant to the Merger or the prices at which SplitCo Common Stock, SiriusXM Common Stock or Liberty SiriusXM Common Stock will actually trade at any time.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and other information made available to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. In particular, we express no view or opinion as to the potential effects of volatility in the credit, financial and stock markets on Liberty, SiriusXM or the Transactions, or as to impact of the Transactions on the solvency or viability of Liberty, SiriusXM or SplitCo or the ability of Liberty, SiriusXM or SplitCo to pay their respective obligations when they come due. Furthermore, our opinion does not address SiriusXM’s underlying business decision to consummate the Merger, and our opinion does not address the relative merits of the Transactions as compared to any alternative transactions, transaction structures or business strategies that might be available to SiriusXM. For purposes of our analyses, at your direction and with your consent, we have taken into account the terms of the Transactions. However, our opinion is limited to the fairness, from a financial point of view, as of the date hereof, of the SiriusXM Exchange Ratio pursuant to the Merger Agreement to the holders of SiriusXM Common Stock (other than Liberty or its Subsidiaries), and our opinion does not address, and we express no view or opinion as to, any other aspect or implication of the Transactions or any other term of the Merger Agreement, the Reorganization Agreement or other agreement, arrangement or understanding entered into in connection with the Transactions, including the form or structure of the consideration to be paid in connection with the Transactions and/or the fairness (or relative fairness) of the Liberty SiriusXM Exchange Ratio or consideration to be received by the holders of Liberty SiriusXM Common Stock in the Transactions.
In connection with our engagement, we were not authorized to, and we did not, solicit third-party indications of interest in the acquisition of all or a part of SiriusXM, nor did we negotiate with any parties with respect to any such transaction.
Natixis, S.A. (“Natixis”), the holder of a majority of our outstanding voting equity, is, together with its affiliates, engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management, insurance, and other financial and non-financial activities and services for various persons and entities. Natixis, its affiliates, employees, and funds, and other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Liberty, SiriusXM or any of their respective affiliates, successors and third parties, or any currency or commodity that may be involved in the Transactions.
We have acted as financial advisor to the Special Committee in connection with the Transactions and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Merger and a portion of which is payable upon the delivery of this letter. In addition, SiriusXM has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have not, during the two years prior to the date hereof, provided any other financial advisory services to Liberty, SiriusXM or their respective affiliates, except that we have provided financial and strategic advisory services to the Special Committee in connection with its consideration of SiriusXM’s policy with respect to the return of capital to its stockholders and other contractual arrangements between SiriusXM and Liberty, for which we have received compensation in the form of retainer and work fees. In the future, we, Natixis and our respective affiliates may provide financial advisory services to Liberty, SiriusXM and/or their respective affiliates and may receive compensation for rendering such services.
This letter and our advisory services are provided for the information and assistance of the Special Committee (in its capacity as such) in connection with its consideration of the Transactions and may be disclosed to the Board of Directors of SiriusXM subject to and in accordance with our engagement letter, dated September 28, 2023. This letter may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except to the extent provided in our engagement letter. We express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the consideration to be received by the holders of SiriusXM Common Stock (other than Excluded Shares) pursuant to the Merger Agreement.

Our opinion does not constitute a recommendation to the Special Committee, the Board of Directors of SiriusXM or any other person as to how such person should vote or act with respect to the Transactions, any matter related thereto, or any other matter. The issuance of this opinion has been authorized by our fairness opinion committee.
Based on, and subject to, the foregoing, we are of the opinion that, as of the date hereof, the SiriusXM Exchange Ratio is fair, from a financial point of view, to the holders of SiriusXM Common Stock (other than Liberty or its Subsidiaries).
Very truly yours,
/s/ Solomon Partners Securities, LLC
SOLOMON PARTNERS SECURITIES, LLC

ANNEX H
Final Form
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
LIBERTY SIRIUS XM HOLDINGS INC.
Liberty Sirius XM Holdings Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:
1.   The name of the corporation is Liberty Sirius XM Holdings Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 4, 2023 (the “Original Certificate”);
2.   This Amended and Restated Certificate of Incorporation (as so amended and restated, the “Certificate of Incorporation”), which restates and further amends the provisions of the Original Certificate, was duly adopted by the Board of Directors and by the sole stockholder of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”); and
3.   The Certificate of Incorporation of the Corporation is hereby amended and restated, effective as of 4:01 p.m. New York time on [•], 2024, to read in its entirety as follows:
FIRST:   The name of the corporation is Liberty Sirius XM Holdings Inc. (the “Corporation”).
SECOND:   The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.
THIRD:   The purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the DGCL.
FOURTH:   (1) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 905,000,000 shares, consisting of (1) 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), and (2) 900,000,000 shares of common stock, par value $0.001 per share (“Common Stock”).
Upon this Certificate of Incorporation becoming effective pursuant to the DGCL (the “Effective Time”), each one (1) share of Common Stock that is issued and outstanding immediately prior to the Effective Time is and shall automatically be subdivided and reclassified into the number of shares of fully paid, nonassessable shares of Common Stock as shall equal the quotient of (i) the sum of (a) the product of the number of shares of Series A Liberty SiriusXM common stock of Liberty Media Corporation, a Delaware corporation (“Liberty Media”), par value $0.01 per share (“LSXMA”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023 (the “Reorganization Agreement,” as amended from time to time, a copy of which shall be filed with the books and records of the Corporation and will be furnished by the Corporation, on request and without cost, to any stockholder of the Corporation), by and among the Corporation, Liberty Media and Sirius XM Holdings Inc., a Delaware corporation (“SiriusXM”)), rounded up to the nearest whole number, (b) the product of the number of shares of Liberty Media’s Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number, and (c) the product of the number of shares of Liberty Media’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number, divided by (ii) the number of shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (such subdivision and reclassification, the “Reclassification”), in each case without any action by the holder thereof.

The exact number of shares of LSXMA, LSXMB and LSXMK issued and outstanding immediately prior to the Effective Time and the exact Exchange Ratio will be determined by the Board of Directors of the Corporation (the “Board of Directors”) (or a committee thereof) prior to the Effective Time and will be set forth on a statement on file with the Secretary of the Corporation at the Effective Time, a copy of which will be furnished by the Corporation, on request and without cost, to any stockholder of the Corporation. The authorized number of shares, and par value per share, of Common Stock shall not be affected by the Reclassification.
(2)   The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers) (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, by resolution or resolutions adopted by the Board of Directors providing for the issue of such series of Preferred Stock. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).
(3)   Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law or as otherwise provided in this Certificate of Incorporation (including any certificate of designation relating to such series of Preferred Stock), the holders of the Common Stock shall exclusively possess all voting power.
FIFTH:   The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.
SIXTH:   No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation.
SEVENTH:   (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The directors need not be elected by ballot unless required by the bylaws of the Corporation (as may be amended from time to time, the “Bylaws”).
(2)   Except as otherwise provided for or fixed pursuant to the provisions of Article FOURTH or any certificate of designation with respect to any series of Preferred Stock, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors.
(3)   The directors of the Corporation at the Merger Effective Time (as defined in the Merger Agreement (as defined below)) shall be as provided in the Agreement and Plan of Merger, dated as of December 11, 2023 (the “Merger Agreement,” as amended from time to time, a copy of which shall be filed with the books and records of the Corporation and will be furnished by the Corporation, on request and without cost, to any stockholder of the Corporation), by and among the Corporation, Liberty Media, Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Corporation, and SiriusXM. Except as otherwise fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to separately elect additional directors, which additional directors are not required to be classified pursuant to the terms of such series of Preferred Stock (the “Preferred Stock Directors”), (i) at the Effective Time and until immediately prior to the Merger Effective Time, the directors of the Corporation shall be of one class, and (ii) at the Merger Effective Time and until the third annual meeting of stockholders held after the Merger Effective Time, the Board of Directors shall be divided into three classes: Class I, Class II and Class III. Each class will consist, as nearly as may be possible, of a number of directors equal to one-third (1/3) of the total number of directors constituting the entire Board of Directors (other than any Preferred Stock Directors). Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders held after the Merger Effective Time. Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders held after the Merger Effective Time. Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders held after the Merger Effective Time. At each annual meeting of stockholders held after the Merger Effective Time, successors to the class of directors whose term expires at that annual meeting shall be elected in accordance with this Article SEVENTH for a term expiring at the next succeeding annual meeting of stockholders and until the election and qualification of their respective successors. Commencing with the third annual meeting of stockholders held after the Merger Effective Time, the Board of Directors shall no longer be classified pursuant to Section 141(d) of the DGCL and the directors shall cease to be divided into three classes. If the number of directors is changed, any increase or decrease shall be apportioned by the Board of Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly-created directorship resulting from an increase in such class shall hold office in accordance with this Article SEVENTH, but in no case will a decrease in the number of directors remove or shorten the term of any incumbent director. A director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective class. At all times prior to the third annual meeting of stockholders held after the Merger Effective Date, directors serving in classes may be removed only for cause and only by the affirmative vote of the holders of a majority in voting power of all then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.
(4)   Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring on the Board of Directors (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
EIGHTH:   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. In addition to any vote of the holders of any class or series of capital stock of the Corporation required by this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), by the Bylaws or applicable law, the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of all classes of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.
NINTH:   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to such reservation. In addition to any vote required by applicable law or this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), the amendment, alteration, change or repeal, in whole or in part, of, or the adoption of any provision inconsistent with, the following provisions in this Certificate of Incorporation shall require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of all classes of stock of the Corporation entitled to vote thereon, voting together as a single class: Article SIXTH, Article SEVENTH, Article EIGHTH, this

Article NINTH, Article ELEVENTH, Article TWELFTH, Article THIRTEENTH, Article FOURTEENTH and Article FIFTEENTH.
TENTH:   The Corporation is to have perpetual existence.
ELEVENTH:   (1) To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director or officer of the Corporation shall not be held personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer owed to the Corporation or its stockholders. If the DGCL is amended after the approval by the stockholders of this provision to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
(2)   The Corporation shall indemnify, in the manner and to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or complete action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) incurred by such person. The Corporation may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification provided herein shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding. Notwithstanding the foregoing, the Corporation shall be required to indemnify or make advances to a person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if the action, suit or proceeding (or part thereof) was authorized by the Board of Directors or committee thereof. The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the full extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.
(3)   Neither amendment nor repeal of this Article ELEVENTH, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws or of any statute inconsistent with this Article ELEVENTH, shall eliminate or reduce the effect of this Article ELEVENTH in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of any inconsistent provision.
TWELFTH:   (1) Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in lieu of a meeting of stockholders by such holders; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, if and to the extent expressly so provided by the applicable certificate(s) of designation relating to such series of Preferred Stock.
(2)   Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board of Directors.
THIRTEENTH:   To the fullest extent permitted by law, to the extent any contract entered into by the Corporation confers third-party beneficiary status upon stockholders of the corporation, such contract may provide that the Corporation or its designees are the agents of the stockholders with exclusive rights to enforce their rights thereunder, and the Corporation shall be entitled to retain any amounts received as a result of such enforcement, whether through judgment, settlement or otherwise.

FOURTEENTH:   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or federal court (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents, (iii) any action asserting a claim against the Corporation or any current or former director or officer of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended or restated from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws (each, as in effect from time to time) or any provision thereof, (v) any action asserting a claim governed by the internal affairs doctrine, or (vi) any action or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL, in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section FOURTEENTH.
FIFTEENTH:   The Corporation expressly elects to be governed by Section 203 of the DGCL.
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IN WITNESS WHEREOF, Liberty Sirius XM Holdings Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this [•] day of [•], 20[•].
LIBERTY SIRIUS XM HOLDINGS INC.
By:
/s/

Name:
Title:
[Signature page to Liberty Sirius XM Holdings Inc. Certificate of Incorporation]

ANNEX I
FORM OF AMENDED AND RESTATED
BYLAWS
OF
LIBERTY SIRIUS XM HOLDINGS INC.

ARTICLE I
STOCKHOLDERS
SECTION 1.   Annual Meetings.   The annual meeting of the stockholders of Liberty Sirius XM Holdings Inc. (the “Corporation”) for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date, and at such time and place, if any, either within or without the State of Delaware as may be designated from time to time by the Board of Directors of the Corporation (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Article I, Section 12 of these bylaws (the “Bylaws”) in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”).
SECTION 2.   Special Meetings.   Special meetings of the stockholders may be called solely in the manner provided in the Corporation’s certificate of incorporation as then in effect (as the same may be amended or restated from time to time, the “Certificate of Incorporation”) and may be held at such place, if any, either within or without the State of Delaware, and at such time and date, as the Board of Directors shall determine and state in the notice of meeting. The Board of Directors may, in its sole discretion, determine that special meetings of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Article I, Section 12 of these Bylaws in accordance with Section 211(a)(2) of the DGCL.
SECTION 3.   Notice of Meetings.   Except as otherwise provided by law, notice of the time, place (if any), the record date for determining stockholders entitled to vote at such meeting, the means of remote communication (if any) by which stockholders may be deemed to be present in person or represented by proxy and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of each such meeting of stockholders shall be mailed or transmitted electronically not more than sixty, nor less than ten, days prior thereto, to each stockholder of record entitled to vote at the meeting at such address as appears on the records of the Corporation. Unless the Board of Directors shall fix a new record date for an adjourned meeting (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice of such adjourned meeting need not be given if the time and place, if any, to which the meeting shall be adjourned, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, were (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communications or (iii) set forth in the notice of meeting given in accordance with this Section 3 of Article I.
SECTION 4.   Quorum.   The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Certificate of Incorporation. If, however ,such quorum shall not be present in person or represented by proxy at any meeting of stockholders, then the chairman of the meeting or the holders of a majority in voting power of the stock issued and outstanding that are present in person or represented by proxy at the meeting and entitled to vote thereat (even though less than a quorum), shall have power to adjourn the meeting from time to time until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.
SECTION 5.   Meeting Procedures.   The Chairman of the Board of Directors (the “Chair”), or in the Chair’s absence or at the Chair’s direction, the Chief Executive Officer, or in the Chief Executive Officer’s absence or at the Chief Executive Officer’s direction, any officer of the Corporation shall call all meetings of the stockholders to order and shall act as chairman of such meeting. The Secretary of the Corporation or, in such officer’s absence, an Assistant Secretary shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting. Unless otherwise determined by the Board of Directors prior to the meeting, the chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, by imposing restrictions on the persons (other than stockholders of the Corporation or their duly appointed proxies) who may attend any such meeting, whether any stockholder or stockholders’ proxy may be excluded from any meeting of stockholders based upon any determination by the chairman of the meeting, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. The chairman shall also have the power to adjourn the meeting to another place, if any, date and time.
SECTION 6.   Proxies.   At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person (including by means of remote communication if any, by which stockholders may be deemed to be present in person and vote at such meeting) or by proxy, but no proxy shall be voted after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the DGCL, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder, or such stockholder’s authorized officer, director, employee or agent, may execute a document authorizing another person or persons to act for such stockholder as proxy, or (2) a stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such transmission must either set forth or be submitted with information from which it can be determined that the transmission was authorized by the stockholder. If it is determined that such transmissions are valid, the inspectors or, if there are no such inspectors, such other persons making that determination shall specify the information upon which they relied.
Any copy, facsimile telecommunication or other reliable reproduction of the document (including any electronic transmission) created pursuant to the preceding paragraph of this Section 6 may be substituted or used in lieu of the original document for any and all purposes for which the original document could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original document.
A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.
Any stockholder directly or indirectly soliciting proxies from the other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use for solicitation by the Board of Directors.
SECTION 7.   Voting.   When a quorum is present or represented by proxy at any meeting, the affirmative vote of the holders of a majority in voting power of the stock present in person or represented by proxy and entitled to vote on the matter shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute, the Certificate of Incorporation or these Bylaws or the rules or regulations of any stock exchange applicable to the Corporation, a different vote is required.

SECTION 8.   Record Date.   In order that the Corporation may determine the stockholders (a) entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or (b) entitled to consent to corporate action without a meeting (in the case of any series of Preferred Stock entitled to consent to corporate action without a meeting pursuant to the certificate of designation relating to such series of Preferred Stock), or (c) entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date (i) in the case of clause (a) above, shall not be more than sixty nor less than ten days before the date of such meeting, and (ii) in the case of clause (b) above, shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors, and (iii) in the case of clause (c) above, shall not be more than sixty days prior to such action. If for any reason the Board of Directors shall not have fixed a record date for any such purpose, the record date for such purpose shall be determined as provided by law. Only those stockholders of record on the date so fixed or determined shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the Corporation after any such record date is so fixed or determined.
SECTION 9.   Stockholder List.   The Corporation shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitle to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of ten days ending on the day prior to the meeting date, either (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting, or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.
SECTION 10.   Inspectors of Election.   The Board of Directors may, and shall if required by law, in advance of all meetings of the stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. Inspectors may be employees of the Corporation. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate inspector is able to act at a meeting of stockholders, the chairman of the meeting may, and shall if required by law, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of their ability. Such inspectors shall (a) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity of proxies and ballots, if any; (b) determine and retain for a reasonable period, a record of the disposition of any challenges made to any determination by the inspectors; (c) count and tabulate all votes and ballots, if any; and (d) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots, if any.
SECTION 11.   Nominations, etc.   (A) Annual Meetings of Stockholders.
(1)   Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only:
(a)   pursuant to the Corporation’s notice of meeting delivered pursuant to Article 1, Section 3 of these Bylaws;
(b)   by or at the direction of the Board of Directors; or
(c)   by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in subparagraphs (2) and (3) of this paragraph (A) of this Section 11 and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and, in the case of business other than nominations of persons for election to the Board of Directors, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety days nor more than one hundred twenty days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Certificate of Incorporation) are first publicly traded, be deemed to have occurred on [•]); provided that, in the event that the date of the annual meeting is advanced by more than twenty days, or delayed by more than seventy days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made; and provided further, that for purposes of the application of Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision), the date for notice specified in this paragraph (A)(2) shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4. The number of nominees a stockholder may nominate for election at the annual meeting on such stockholder’s own behalf (or in the case of a stockholder giving the notice of on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. Such stockholder’s notice delivered pursuant to paragraph (A) of this Section 11 shall set forth:
(a)   as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee, the accompanying proxy card and to serving as a director if elected;
(b)   a questionnaire completed and signed by such person (in the form to be provided by the Secretary of the Corporation upon written request of any stockholder of record within ten (10) days of such request) with respect to the background and qualification of such proposed nominee and the background of any other person or entity on whose behalf the nomination is being made;
(c)   a written representation and agreement (in the form to be provided by the Secretary of the Corporation upon written request of any stockholder of record within ten (10) days of such request) that such proposed nominee (A) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question that has not been disclosed to the Corporation or that could limit or interfere with such proposed nominee’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (C) would be in compliance, if elected as a director of the Corporation, and will comply with, all applicable publicly disclosed corporate governance, code of conduct and ethics, conflict of interest, confidentiality, corporate opportunities, trading and any other policies and guidelines of the Corporation applicable to directors;
(d)   as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any direct or indirect material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;
(e)   as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf a nomination or proposal is made (i) the name and address of such stockholder, as they appear on the

Corporation’s books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned, directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, including any shares of any class or series of capital stock of the Corporation as to which such stockholder and such beneficial owner or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future;
(f)   a representation that the stockholder is a holder of record of the stock of the Corporation at the time of the giving of the notice and intends to appear in person (which, for the avoidance of doubt, includes remote appearance at virtual meetings) or by proxy at the meeting to propose such business or nomination;
(g)   a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination and/or (iii) solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 under the Exchange Act;
(h)   a certification regarding whether such stockholder and beneficial owner, if any, has complied with all applicable federal, state and other legal requirements in connection with (i) the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or (ii) the stockholder’s and/or the beneficial owner’s acts or omissions as a stockholder of the Corporation;
(i)   any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder;
(j)   a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any other person (collectively, “proponent persons”), including, in the case of a nomination, the nominee, including any agreements, arrangements or understandings relating to any compensation or payments to be paid to any such proposed nominee(s), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding);
(k)   a description of any agreement, arrangement or understanding (including any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any proponent person is a party, the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation;
(l)   a description of any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such stockholder or beneficial owner has or shares a right, directly or indirectly, to vote any shares of any class or series of capital stock of the Corporation;
(m)   a description of any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such stockholder or beneficial owner that are separated or separable from the underlying shares of the Corporation;

(n)   a description of any performance-related fees (other than an asset-based fee) that such stockholder or beneficial owner, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any interests described in clause (g) of this paragraph (A)(2) of this Section 11; and
(o)   the names and addresses of other stockholders and beneficial owners known by any stockholder giving the notice (and/or beneficial owner, if any, on whose behalf the nomination or proposal is made) to support such nomination or proposal, and to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially and/or of record by such other stockholder(s) and beneficial owner(s).
(3)   Notwithstanding anything in the second sentence of paragraph (A)(2) of this Article I, Section 11 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased after the time period for which nominations would otherwise be due under this Section and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by these Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.
(4)   Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by law, if any stockholder or proponent person (i) provides notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to any proposed nominee and (ii) subsequently fails to comply with the requirements of Rule 14a-19 under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder has met the requirements of Rule 14a-19(a)(3) under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, notwithstanding that the nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any annual meeting (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). If any stockholder or proponent person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such stockholder shall deliver to the Corporation, no later than five business days prior to the date of the meeting and any adjournment or postponement thereof, reasonable evidence that it or such Stockholder Associated Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.
(B)   Special Meetings of Stockholders.   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Article I, Section 2 of these Bylaws. Nominations of persons for election to the Board of Directors only may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting:
(a)   by or at the direction of the Board of Directors; or
(b)   by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in these Bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. The number of nominees a stockholder may nominate for election at the special meeting on such stockholder’s own behalf (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder’s notice as required by paragraph (A)(2) of these Bylaws shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the one hundred twentieth day prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.
(C)   General.
(1)   Only persons who are nominated in accordance with the procedures set forth in this Section 11 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 11. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the meeting (and in advance of the meeting of stockholders, the Board of Directors or authorized committee thereof) shall, in addition to making any other determination that may be appropriate for the conduct of the meeting, have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.
(2)   For purposes of these Bylaws, “public announcement” shall mean disclosure (a) in a press release released by the Corporation; provided such press release is released by the Corporation following its customary procedures, is reported by the Dow Jones News Service, Associated Press, Business Wire or PR Newswire or comparable national news service, or is generally available on internet news sites, or (b) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.
(3)   For purposes of these Bylaws, no adjournment or notice of adjournment of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 11, and in order for any notification required to be delivered by a stockholder pursuant to this Section 11 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.
(4)   Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
SECTION 12.   Remote Communication.   If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:
(1)   participate in a meeting of stockholders; and
(2)   be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication; provided, that
(a)   the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;
(b)   the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and
(c)   if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE II
BOARD OF DIRECTORS
SECTION 1.   Election; Term; etc.   The Board of Directors shall consist of such number of directors as shall from time to time be fixed exclusively by resolution of the Board of Directors. Directors shall (except as hereinafter provided for the filling of vacancies and newly created directorships) be elected by the holders of a plurality of the voting power present in person or represented by proxy and entitled to vote. A majority of the total number of directors then in office (but not less than one-third of the number of directors constituting the entire Board of Directors) shall constitute a quorum for the transaction of business and, except as otherwise provided by law or by the Certificate of Incorporation, the affirmative vote of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. Directors need not be stockholders.
SECTION 2.   Vacancies.   Unless otherwise required by law, newly created directorships in the Board of Directors resulting from an increase in the number of directors, and any vacancy occurring on the Board of Directors (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director and not by the stockholders. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
SECTION 3.   Meetings.   Meetings of the Board of Directors shall be held at such place within or without the State of Delaware as may from time to time be fixed by resolution of the Board of Directors or as may be specified in the notice of any meeting. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board of Directors and special meetings may be held at any time upon the call of the Chair, the Chief Executive Officer, the Secretary or one-third of the directors then in office (rounded to the nearest whole number), by oral or written notice (including by e-mail or other means of electronic transmission), duly served on or sent or mailed to each director to such director’s address or e-mail address as shown on the books of the Corporation not less than twelve hours before the meeting. The notice of any meeting need not specify the purposes thereof. A meeting of the Board of Directors may be held without notice immediately after the annual meeting of stockholders at the same place at which such meeting is held. Notice need not be given of regular meetings of the Board of Directors held at times fixed by resolution of the Board of Directors. Notice of any meeting need not be given to any director who shall attend such meeting in person (except when the director attends a meeting for the sole purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing.
SECTION 4.   Committees.   The Board of Directors may from time to time establish committees, to serve at the pleasure of the Board of Directors, which shall be comprised of such members of the Board of Directors and have such duties as the Board of Directors shall from time to time establish. Any director may belong to any number of committees of the Board of Directors. The Board of Directors may also establish such other committees with such members (whether or not directors) and such duties as the Board of Directors may from time to time determine. Unless otherwise determined by the Board of Directors, or as otherwise set forth in these Bylaws, each such committee established by the Board of Directors may make, alter, and repeal rules for the conduct of its business. In the absence of such rules, each such committee shall conduct its business pursuant to Article II of these Bylaws. Unless otherwise determined by the Board of Directors, a majority of the total number of the members of the committee shall constitute a quorum for the transaction of business unless there are only one or two members then serving, in which event one member shall constitute a quorum and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present.
SECTION 5.   Written Consent.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee thereof, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, such writings or transmissions shall be filed with the minutes of proceedings of the Board of Directors.
SECTION 6.   Chair of the Board.   The Board of Directors, after each annual meeting of stockholders, shall elect a Chair. The Chair need not be an officer of the Corporation. The Chair shall have such powers as specified in these Bylaws and such powers as may be assigned to him or her by a resolution of the Board of Directors. The Board of Directors may elect a new Chair at any meeting of the Board of Directors.
SECTION 7.   Teleconferences.   The members of the Board of Directors or any committee thereof may participate in a meeting of such Board of Directors or committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such a meeting.
SECTION 8.   Compensation.   The Board of Directors may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.
SECTION 9.   Reliance on Books and Records.   A member of the Board of Directors, or a member of any committee thereof, shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
ARTICLE III
OFFICERS
SECTION 1.   Officers.   The Board of Directors shall elect officers of the Corporation, including a Chief Executive Officer and a Secretary. The Board of Directors may also from time to time elect such other officers (including a President, one or more Vice Presidents, a Treasurer, one or more Assistant Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers) as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive or Senior, or may be given such other designation or combination of designations as the Board of Directors may determine. Any two or more offices may be held by the same person.
SECTION 2.   Term.   All officers of the Corporation elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen and qualified. Any officer may be removed from office at any time either with or without cause by the affirmative vote of a majority of the members of the Board of Directors then in office, or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board of Directors.
SECTION 3.   Powers.   Each of the officers of the Corporation elected by the Board of Directors or appointed by an officer in accordance with these Bylaws shall have the powers and duties prescribed by law, by these Bylaws or by the Board of Directors and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by these Bylaws or by the Board of Directors or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office. The Chief Executive Officer shall have the general power to direct the affairs of the Corporation, subject to the authority of the Board of Directors.
SECTION 4.   Delegation.   Unless otherwise provided in these Bylaws, in the absence or disability of any officer of the Corporation, the Board of Directors may, during such period, delegate such officer’s powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.

ARTICLE IV
CERTIFICATES OF STOCK
SECTION 1.   Certificates.   The shares of stock of the Corporation shall be uncertificated and shall not be represented by certificates, except to the extent as may be required by applicable law or as otherwise authorized by the Board of Directors. If the shares of stock of the Corporation shall be certificated, such certificates shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any 2 authorized officers of the Corporation, representing the number and class of shares registered in certificate form. Any or all the signatures on the certificate may be a may be a facsimile or other electronic signature as permitted by applicable law. The Board of Directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.
SECTION 2.   Transfers.   Transfers of stock shall be made on the books of the Corporation by the holder of the shares in person or by such holder’s attorney upon surrender and cancellation of certificates for a like number of shares, or as otherwise provided by law with respect to uncertificated shares.
SECTION 3.   Lost Certificates.   No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of such loss, theft or destruction and upon delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors in its discretion may require.
ARTICLE V
CORPORATE BOOKS
The books of the Corporation may be kept outside of the State of Delaware at such place or places as the Board of Directors may from time to time determine.
ARTICLE VI
CHECKS, NOTES, PROXIES, ETC.
All checks and drafts on the Corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be authorized from time to time by the Board of Directors. Proxies to vote and consents with respect to securities of other corporations owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chief Executive Officer or by such officers as the Board of Directors may from time to time determine.
ARTICLE VII
FISCAL YEAR
The fiscal year of the Corporation shall begin on the first day of January in each year and shall end on the thirty-first day of December following.
ARTICLE VIII
CORPORATE SEAL
The corporate seal shall have inscribed thereon the name of the Corporation. In lieu of the corporate seal, when so authorized by the Board of Directors or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.

ARTICLE IX
AMENDMENTS
In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. In addition to any vote of the holders of any class or series of capital stock of the Corporation required by the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock (as defined in the Certificate of Incorporation)), by these Bylaws or applicable law, the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of these Bylaws (including, this Article IX) or to adopt any provision inconsistent herewith.

ANNEX J
EXECUTION VERSION
ACTION BY WRITTEN CONSENT
OF THE MAJORITY STOCKHOLDER
OF
SIRIUS XM HOLDINGS INC.
a Delaware corporation
December 11, 2023
The undersigned (the “Stockholder”), constituting the holder of at least a majority of the issued and outstanding shares of common stock of Sirius XM Holdings Inc., a Delaware corporation (the “Corporation”), waiving all notice, hereby irrevocably consents to the adoption of the following resolutions by written consent without a meeting pursuant to Section 228 and Section 251 of the General Corporation Law of the State of Delaware:
WHEREAS, the Corporation has entered into the Agreement and Plan of Merger, by and among the Corporation, Liberty Media Corporation, a Delaware corporation (“Liberty Media”), Liberty Sirius XM Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Liberty Media (“SplitCo”), and Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of SplitCo (“Merger Sub”), in the form attached hereto as Exhibit A (the “Merger Agreement”), which provides that, among other things, Merger Sub will be merged with and into the Corporation (the “Merger”), with the Corporation surviving the Merger as the surviving corporation in the Merger and a wholly owned subsidiary of SplitCo (such surviving corporation, the “Surviving Corporation”);
WHEREAS, substantially concurrently with (but prior to) the Merger, Liberty Media will complete, subject to and in accordance with the terms and provisions of that certain Reorganization Agreement, by and among the Corporation, SplitCo and Liberty Media (the “Reorganization Agreement”), a plan to reorganize Liberty Media’s businesses, assets and liabilities by means of a redemptive split-off (the “Split-Off”) of SplitCo, which would hold all of the businesses, assets and liabilities attributed to Liberty Media’s tracking stock group designated as the SiriusXM Group (as defined in Liberty Media’s Restated Certificate of Incorporation, as amended to date (the “Liberty Restated Certificate”)) as of immediately prior to the Contribution (as defined in the Reorganization Agreement), pursuant to which each holder of Liberty SiriusXM Common Stock (as defined in the Liberty Restated Certificate) will have all of their respective shares redeemed in exchange for shares of common stock, par value $0.001 per share, of SplitCo (“SplitCo Common Stock”);
WHEREAS, the Special Committee of the Board of Directors of the Corporation has approved and declared advisable and in the best interests of the Corporation and its stockholders (other than Liberty Media, SplitCo or any of their respective Affiliates (as defined in the Merger Agreement)), and has recommended that the Board of Directors of the Corporation (the “Board”) approve, the Merger Agreement, each of the other Transaction Agreements (as defined in the Merger Agreement) to which the Corporation is a party, and the transactions contemplated by the Merger Agreement and the other Transaction Agreements (including the Merger and the other Transactions (as defined in the Merger Agreement));
WHEREAS, the Board, following receipt of the recommendation by the Special Committee of the Board, has (i) approved and declared advisable and in the best interests of the Corporation and its stockholders the Merger Agreement, each of the other Transaction Agreements to which the Corporation is a party, and the Transactions and (ii) resolved to recommend that the stockholders of the Corporation adopt the Merger Agreement;
WHEREAS, the Merger Agreement provides that, among other things, (i) each share of common stock, par value $0.001 per share, of the Corporation (the “Corporation Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”), other than (a) the Liberty Owned SiriusXM Shares (as defined in the Merger Agreement) and (b) shares of the Corporation Common Stock to be canceled pursuant to Section 2.1(a)(ii) of the Merger Agreement, shall be automatically converted into and become the right to receive one share of SplitCo Common Stock; (ii) each

Liberty Owned SiriusXM Share (which will be held by SplitCo and its Subsidiaries (as defined in the Merger Agreement) immediately following the effective time of the Split-Off) issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”); (iii) all of the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be, in the aggregate, automatically converted and divided into that number of shares of Surviving Corporation Common Stock equal to the number of shares of the Corporation Common Stock outstanding immediately prior to the Merger Effective Time, excluding the Liberty Owned SiriusXM Shares and shares of the Corporation Common Stock to be canceled pursuant to Section 2.1(a)(ii) of the Merger Agreement; (iv) each SiriusXM Stock Option (as defined in the Merger Agreement) that is outstanding and unexercised immediately prior to the Merger Effective Time shall be automatically converted into an option to purchase SplitCo Common Stock pursuant to Section 2.3(a) of the Merger Agreement; and (v) each SiriusXM Restricted Stock Unit (as defined in the Merger Agreement) that is outstanding immediately prior to the Merger Effective Time shall be automatically converted into a restricted stock unit award denominated in shares of SplitCo Common Stock pursuant to Section 2.3(b) of the Merger Agreement;
WHEREAS, the Merger Agreement has been executed by all parties thereto;
WHEREAS, the Stockholder is the holder of record of a majority of the shares of the Corporation Common Stock issued and outstanding as of the record date for purposes of determining the stockholders of the Corporation entitled to consent to the approval of the adoption of the Merger Agreement and entitled to vote in favor of or approve the adoption of the Merger Agreement;
WHEREAS, approval by the Stockholder is the only vote or approval of the holders of any class or series of capital stock of the Corporation which is legally required to approve the adoption of the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger;
WHEREAS, for U.S. federal income tax purposes, it is intended that the exchange of the Corporation Common Stock for SplitCo Common Stock in the Merger, taken together with the Contribution (as defined in the Reorganization Agreement), will qualify as exchanges described in Section 351 of the Internal Revenue Code of 1986, as amended;
WHEREAS, the Stockholder desires to approve the adoption of the Merger Agreement (as the terms and conditions thereof may be amended, modified or waived as permitted by applicable law);
WHEREAS, the certificate of incorporation (the “Sirius XM Radio Existing Charter”) of Sirius XM Radio Inc., a Delaware corporation and wholly owned subsidiary of the Corporation (“Sirius XM Radio”) provides that any act or transaction by Sirius XM Radio that requires for its adoption the approval of the stockholders of Sirius XM Radio shall, pursuant to Section 251(g)(7)(i) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of the Corporation;
WHEREAS, the board of directors of Sirius XM Radio has (i) approved and declared advisable and in the best interests of the Sirius XM Radio and its stockholder that Sirius XM Radio amend and restate its certificate of incorporation substantially in the form attached hereto as Exhibit B (the “Sirius XM Radio A&R Charter”) and (ii) in accordance with the Sirius XM Radio Existing Charter, recommended that the stockholders of the Corporation authorize, approve and adopt the Sirius XM Radio A&R Charter;
WHEREAS, the Stockholder desires to approve the adoption of the Sirius XM Radio A&R Charter; and
WHEREAS, the Stockholder hereby irrevocably consents to the adoption of the following resolutions by written consent.
RESOLVED, that the Merger Agreement, in the form attached hereto as Exhibit A (as the terms and conditions thereof may be amended, modified or waived), including each of the annexes, exhibits and schedules attached thereto, and the transactions contemplated thereby, including, without limitation, the Merger, be, and hereby are, authorized, adopted and approved.
RESOLVED, that the Sirius XM Radio A&R Charter, be, and hereby is, authorized, adopted and approved.

J-2

RESOLVED, that the Stockholder shall take such actions as may be necessary to approve the adoption of the Merger Agreement in the form attached hereto as Exhibit A, including voting to adopt the Merger Agreement at any meeting of stockholders that the Corporation may call for such purpose.
RESOLVED, that this Action by Written Consent may be executed by facsimile or electronic transmission (via DocuSign or .pdf), and shall be deemed an original.
RESOLVED, that an executed copy of this Action by Written Consent be filed with the books and records of the Corporation.
[Remainder of Page Intentionally Left Blank]

J-3

IN WITNESS WHEREOF, the undersigned stockholder has executed this Action by Written Consent as of the date first set forth above. This Written Consent shall be effective immediately following the execution and delivery of the Merger Agreement by all parties thereto.
LIBERTY RADIO, LLC
By:
/s/ Renee L. Wilm

Name:
Renee L. Wilm

Title:
Chief Legal Officer and Chief Administrative Officer

ANNEX K
MARKED AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
SIRIUS XM RADIO INC.
Sirius XM Radio Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:
1.   The name of the Corporation is Sirius XM Radio Inc. The name under which the Corporation was originally incorporated is Satellite CD Radio, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 17, 1990;
2.   The Board of Directors of the Corporation (the “Board of Directors”) has duly adopted this amendment and restatement of the Certificate Of Incorporation in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law (the “DGCL”); and
3.   The Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:
FIRST:   The name of the corporation is Sirius XM Radio Inc. (the “Corporation”).
SECOND:   The registered office and registered agent of the Corporation is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.
THIRD:   The purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the DGCL.
FOURTH:   ~~(1)~~   The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000~~9,050,000,000 shares, consisting of (1) 50,000,000 shares of preferred stock, par value $0.001 per share (“Preferred stock”), and (2) 9,000,000,000~~ shares of common stock, par value $0.001 per share (“Common Stock”).
~~(2)   The Board of Directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, by resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”). The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.~~
~~(3)~~   Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. ~~Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power.~~
FIFTH:   The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.
SIXTH:   No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation.

K-1

SEVENTH:   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The directors need not be elected by ballot unless required by the bylaws of the Corporation.
EIGHTH:   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the bylaws of the Corporation.
NINTH:   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to such reservation.
TENTH:   The Corporation is to have perpetual existence.
ELEVENTH:   A director of the Corporation shall not be held personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under; Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL, Law is amended after the effective date of this Article to authorize corporate action further’ eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
(1)   The Corporation shall indemnify, in the manner and to the full extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or complete action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, limited liability company, partnership, joint venture, trust or other enterprise. The Corporation may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her. To the full extent permitted by law, the indemnification provided herein shall include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses may be paid by the Corporation in advance of the final disposition of such action, suit or proceedings The indemnification provided herein shall not be deemed to limit the right of the Corporation to indemnify any other person for any such expenses to the full extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.
~~TWELFTH:   Other than the election or removal of directors of the Corporation, any act or transaction by or involving the Corporation that requires for its adoption under the General Corporation Law of the State of Delaware or this Amended and Restated Certificate of Incorporation the approval of the stockholders of the Corporation shall, pursuant to Section 251(g)(7)(i) of the General Corporation Law of the State of Delaware, require, in addition, the approval of the stockholders of Sirius XM Holdings Inc. (or any successor by merger), by the same vote as is required by the General Corporation Law of the State of Delaware and/or this Amended and Restated Certificate of Incorporation.~~
Any repeal or modification of the foregoing paragraphs by the stockholders of the Corporation shall not adversely affect any right or protection of a director, officer or employee of the Corporation existing at the time of such repeal or modification.

K-2

IN WITNESS WHEREOF, Sirius XM Radio Inc. has caused this Certificate of Incorporation to be executed by its duly authorized officer on this [•] day of [•], 202[•].
SIRIUS XM RADIO INC.
By:
Name:
Patrick Donnelly

Title:
Executive Vice President, General Counsel and Secretary

ANNEX L
Execution Version
ACTION BY WRITTEN CONSENT
OF THE MAJORITY STOCKHOLDER
OF
SIRIUS XM HOLDINGS INC.
a Delaware corporation
June 16, 2024
The undersigned (the “Stockholder”), constituting the holder of at least a majority of the issued and outstanding shares of common stock of Sirius XM Holdings Inc., a Delaware corporation (the “Corporation”), waiving all notice, hereby irrevocably consents to the adoption of the following resolutions by written consent without a meeting pursuant to Section 228 and Section 251 of the General Corporation Law of the State of Delaware:
WHEREAS, pursuant to an Action by Written Consent of the Majority Stockholder of the Corporation executed on December 11, 2023 (the “Written Consent”), the Stockholder authorized, approved and adopted, among other things, that certain Agreement and Plan of Merger, dated as of December 11, 2023 (the “Merger Agreement”), by and among the Corporation, Liberty Media Corporation, a Delaware corporation (“Liberty Media”), Liberty Sirius XM Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Liberty Media (“New Sirius”), and Radio Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Sirius (“Merger Sub”), which provides that, among other things, Merger Sub will be merged with and into the Corporation (the “Merger”), with the Corporation surviving the Merger as the surviving corporation in the Merger and a wholly owned subsidiary of New Sirius (such surviving corporation, the “Surviving Corporation”);
WHEREAS, substantially concurrently with (but prior to) the Merger, Liberty Media will complete, subject to and in accordance with the terms and provisions of that certain Reorganization Agreement, dated as of December 11, 2023, by and among the Corporation, New Sirius and Liberty Media (the “Reorganization Agreement”), a plan to reorganize Liberty Media’s businesses, assets and liabilities by means of a redemptive split-off (the “Split-Off”) of New Sirius, which would hold all of the businesses, assets and liabilities attributed to Liberty Media’s tracking stock group designated as the SiriusXM Group (as defined in Liberty Media’s Restated Certificate of Incorporation, as amended to date (the “Liberty Restated Certificate”)) as of immediately prior to the Contribution (as defined in the Reorganization Agreement), pursuant to which each share of Liberty SiriusXM Common Stock (as defined in the Liberty Restated Certificate) issued and outstanding immediately prior to the Split-Off would be redeemed for shares of common stock, par value $0.001 per share, of New Sirius (“New Sirius Common Stock”), with cash (without interest) being paid in lieu of any fractional shares of New Sirius Common Stock (a “Fractional Share”);
WHEREAS, the Corporation has entered into that certain First Amendment to the Agreement and Plan of Merger, dated as of June 16, 2024, by and among the Corporation, Liberty Media, New Sirius and Merger Sub, in the form attached hereto as Exhibit A (the “First Amendment”), which provides that, among other things, the SiriusXM Exchange Ratio (as defined in the Merger Agreement) would be amended in order to reduce the total number of outstanding shares of New Sirius Common Stock as of immediately following the closing of the Merger, such that (i) each share of common stock, par value $0.001 per share, of the Corporation (“SiriusXM Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than (a) the Liberty Owned SiriusXM Shares (as defined in the Merger Agreement) and (b) shares of SiriusXM Common Stock to be canceled pursuant to Section 2.1(a)(ii) of the Merger Agreement) shall be automatically converted into and become the right to receive one-tenth (0.1) of a validly issued, fully paid and nonassessable share of New Sirius Common Stock, with cash (without interest) being paid in lieu of any Fractional Shares pursuant to the terms of the Merger Agreement, as amended by the First Amendment and (ii) each Liberty Owned SiriusXM Share (which will be held by New Sirius and its subsidiaries immediately following the effective time of the Split-Off) issued and outstanding immediately prior to the effective time of the Merger shall be automatically converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation;
WHEREAS, concurrently with entry into the First Amendment, the Corporation, Liberty Media and New Sirius entered into that certain First Amendment to the Reorganization Agreement, dated as of June 16, 2024 (the “First Amendment to Reorganization Agreement” and together with the First Amendment, the “Amendments”), pursuant to which, among other things, the Exchange Ratio (as defined in the Reorganization Agreement) would be amended in order to reduce the total number of outstanding shares of New Sirius Common Stock as of immediately following the closing of the Split-Off and make certain changes to the Restructuring Plan (as defined in the Reorganization Agreement);
WHEREAS, the Special Committee of the Board of Directors of the Corporation (the “Special Committee”) has determined that entry into the Amendments is advisable, fair to and in the best interests of the Corporation and its stockholders (other than Liberty Media and its subsidiaries), and has recommended that the Board of Directors of the Corporation (the “Board”) (a) determine that entry into the Amendments is advisable, fair to and in the best interests of the Corporation and its stockholders (other than Liberty and its subsidiaries), (b) approve in all respects the execution and delivery of the Amendments and (c) recommend to the Corporation’s stockholders the First Amendment for adoption;
WHEREAS, the Board, following receipt of the recommendation by the Special Committee, has (a) determined that entry into the Amendments is advisable, fair to and in the best interests of the Corporation and its stockholders, (b) approved in all respects the execution and delivery of the Amendments and (c) recommended to the Corporation’s stockholders the First Amendment for adoption;
WHEREAS, the First Amendment has been executed by all parties thereto;
WHEREAS, the Stockholder is the holder of record of a majority of the shares of the SiriusXM Common Stock issued and outstanding as of the record date for purposes of determining the stockholders of the Corporation entitled to consent to the approval of the adoption of the First Amendment and entitled to vote in favor of or approve the adoption of First Amendment;
WHEREAS, approval by the Stockholder is the only vote or approval of the holders of any class or series of capital stock of the Corporation which is legally required to approve the adoption of the First Amendment and the transactions contemplated thereby;
WHEREAS, the Stockholder desires to approve the adoption of the First Amendment (as the terms and conditions thereof may be amended, modified or waived as permitted by applicable law); and
WHEREAS, the Stockholder hereby irrevocably consents to the adoption of the following resolutions by written consent.
RESOLVED, that the First Amendment, in the form attached hereto as Exhibit A (as the terms and conditions thereof may be amended, modified or waived), including each of the annexes, exhibits and schedules attached thereto, and the transactions contemplated thereby, be, and hereby are, authorized, adopted and approved.
RESOLVED, that the Stockholder shall take such actions as may be necessary to approve the adoption of the First Amendment in the form attached hereto as Exhibit A, including voting to adopt the First Amendment at any meeting of stockholders that the Corporation may call for such purpose.
RESOLVED, that except as set forth herein, nothing herein shall modify, amend or supersede the Written Consent.
RESOLVED, that this Action by Written Consent may be executed by facsimile or electronic transmission (via DocuSign or .pdf), and shall be deemed an original.
RESOLVED, that an executed copy of this Action by Written Consent be filed with the books and records of the Corporation.
[Remainder of Page Intentionally Left Blank]

L-2

IN WITNESS WHEREOF, the undersigned stockholder has executed this Action by Written Consent as of the date first set forth above. This Action by Written Consent shall be effective immediately following the execution and delivery of the First Amendment by all parties thereto.
LIBERTY RADIO, LLC
By:

Name:
Renee L. Wilm

Title:
Chief Legal Officer and Chief Administrative Officer

(Action by Written Consent of the Majority Stockholder of Sirius XM Holdings Inc.)

EXHIBIT A
FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER
(See attached)

Execution Version
FIRST AMENDMENT TO THE
AGREEMENT AND PLAN OF MERGER
This FIRST AMENDMENT (this “Amendment”) to the AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2023 (the “Original Agreement”), by and among LIBERTY MEDIA CORPORATION, a Delaware corporation (“Liberty”), LIBERTY SIRIUS XM HOLDINGS INC., a Delaware corporation and a wholly owned Subsidiary of Liberty (“SplitCo”), RADIO MERGER SUB, LLC, a Delaware limited liability company and a wholly owned Subsidiary of SplitCo (“Merger Sub”), and SIRIUS XM HOLDINGS INC., a Delaware corporation (“SiriusXM”), is made as of June 16, 2024, by and among Liberty, SplitCo, Merger Sub and SiriusXM.
WHEREAS, Liberty, SplitCo, Merger Sub and SiriusXM intend to amend the SiriusXM Exchange Ratio in order to reduce the total number of outstanding shares of SplitCo Common Stock as of immediately following the Closing, and in lieu of issuing any fractional shares, to entitle holders of record who would have otherwise been entitled to receive such fractional shares to receive cash;
WHEREAS, concurrently herewith, Liberty, SplitCo and SiriusXM have entered into that certain First Amendment, as of the date hereof, to the Reorganization Agreement dated as of December 11, 2023, pursuant to which the parties thereto, among other things, amended the Exchange Ratio (as defined in the Reorganization Agreement) in order to reduce the total number of outstanding shares of SplitCo Common Stock as of immediately following the Closing and make certain other changes;
WHEREAS, Liberty, SplitCo, Merger Sub and SiriusXM intend to convert SiriusXM Radio into a Delaware limited liability company prior to the Split-Off (the “Radio Conversion”); and
WHEREAS, Liberty, SplitCo, Merger Sub and SiriusXM now desire to amend the Original Agreement in accordance with the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Liberty, SplitCo, Merger Sub and SiriusXM hereby agree as set forth herein:
Section 1.1.   Terms.   All capitalized terms not defined herein shall have the meanings ascribed to such terms in the Original Agreement.
Section 1.2.   Amendment.   The Original Agreement is hereby amended as follows:
(a)   For all references to the Reorganization Agreement in the Original Agreement (except for Section 3.3(c) of the Original Agreement, for which this Section 1.2(a) shall not be applicable), the second recital in the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
WHEREAS, subject to the receipt of the Liberty Stockholder Approval, prior to the Split-Off Effective Time, Liberty will, pursuant to the Liberty Charter Documents and the Reorganization Agreement, by and between SplitCo, Liberty and SiriusXM and dated as of the date hereof (as amended from time to time, the “Reorganization Agreement”), complete the Restructuring and, at the Split-Off Effective Time, pursuant to the Liberty Charter Documents and the Reorganization Agreement, complete the Redemption (collectively, the “Split-Off”);
(b)   Section 2.1(a)(i) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(i)   Conversion of SiriusXM Common Stock.   Subject to this Section 2.1(a) and Section 2.1(b), each share of common stock of SiriusXM, par value $0.001 per share (the “SiriusXM Common Stock”), issued and outstanding immediately prior to the Merger Effective Time, other than (A) the Liberty Owned SiriusXM Shares and (B) the shares of SiriusXM Common Stock to be canceled pursuant to Section 2.1(a)(ii), shall be automatically converted into and become the right to receive ~~one~~ one-tenth

(0.1) (the “SiriusXM Exchange Ratio”) of a validly issued, fully paid and nonassessable share of SplitCo Common Stock (the “Merger Consideration”). At the Merger Effective Time, except as otherwise provided herein with respect to Liberty Owned SiriusXM Shares and shares cancelled in accordance with Section 2.1(a)(ii), all shares of SiriusXM Common Stock outstanding immediately prior to the Merger Effective Time shall be canceled upon their conversion and shall cease to exist and each holder of a SiriusXM Certificate and each holder of uncertificated shares of SiriusXM Common Stock shall cease to have any rights with respect thereto, except that such SiriusXM Certificate or uncertificated share shall represent only the right to receive (x) the Merger Consideration deliverable in respect of the shares of SiriusXM Common Stock represented by such SiriusXM Certificate or uncertificated share immediately prior to the Merger Effective Time (including the entitlement to cash in lieu of Fractional Shares (as defined below), if any, payable pursuant to Section 2.2(aa)) and (y) any dividends or other distributions payable pursuant to Section 2.2(d), all to be issued or paid, without interest, in consideration therefor upon the surrender of such SiriusXM Certificate or uncertificated share in accordance with Section 2.2(c) (or, in the case of a lost, stolen or destroyed SiriusXM Certificate, Section 2.2(f)).
(c)   Section 2.2(a) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(a)   Exchange Agent.   Prior to the Closing Date, SplitCo shall (i) enter into an agreement reasonably satisfactory to SiriusXM, SplitCo and Liberty (“Transfer Agent Agreement”) with a transfer agent mutually acceptable to Liberty and SiriusXM (the “Transfer Agent”), and (ii) select an institution to serve as exchange agent mutually agreeable to Liberty and SiriusXM (“Exchange Agent”) and enter into an agreement reasonably satisfactory to SiriusXM, SplitCo and Liberty with the Exchange Agent (“Exchange Agent Agreement”) pursuant to which the Exchange Agent will exchange Certificates (as defined below) and Book-Entry Shares (as defined below) for the Merger Consideration, as applicable, as set forth in this Article II and pay to such holders of SiriusXM Common Stock cash in lieu of Fractional Shares, if any, pursuant to Section 2.2(aa). At the Closing, SplitCo shall instruct the Transfer Agent to, promptly following the Merger Effective Time, issue and deposit, in trust for the benefit of the holders of record of shares of SiriusXM Common Stock immediately prior to the Merger Effective Time, with the Exchange Agent for exchange in accordance with this Article II shares in book-entry form representing the shares of SplitCo Common Stock issuable pursuant to Section 2.1 (such shares of SplitCo Common Stock, together with any cash in lieu of Fractional Shares, dividends or other distributions with respect thereto with a record date after the Merger Effective Time, being hereinafter referred to as the “Exchange Fund”).
(d)   The following is hereby inserted as a new Section 2.2(aa) of the Original Agreement, after Section 2.2(a) of the Original Agreement and before Section 2.2(b) of the Original Agreement:
(aa)   Fractional Shares.   Notwithstanding anything to the contrary contained herein, holders of record of SiriusXM Common Stock shall not be entitled to receive a fraction of a share of SplitCo Common Stock (each, a “Fractional Share”) as Merger Consideration pursuant to the Merger. SplitCo shall cause the Exchange Agent to aggregate all Fractional Shares into whole shares and cause such whole shares to be sold at prevailing market prices on behalf of those holders of record who would have otherwise been entitled to receive a Fractional Share, and each such holder of record who would have otherwise been entitled to receive a Fractional Share shall be entitled to receive cash, without interest, rounded down to the nearest cent, in lieu of such Fractional Share in an amount equal to such holder’s pro rata share of the total cash proceeds (net of any fees to the Exchange Agent) from such sales. The Exchange Agent will have sole discretion to determine when, how and through which broker-dealers such sales will be made without any influence by SiriusXM, SplitCo or Liberty. Following such sales, the applicable holders of record will receive a cash payment in the form of a check or wire transfer in an amount equal to their pro rata share of the total net proceeds, less any applicable withholding taxes. If such holders of record physically hold one or more SiriusXM Certificates, the check for any cash that such holders of record may be entitled to receive instead of Fractional Shares will be mailed to such holders separately. The parties acknowledge that the payment of cash in lieu of Fractional Shares does not represent separately bargained-for consideration and merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of Fractional Shares.
(e)   Section 2.2(b) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(b)   Exchange Procedures.   Promptly after the Merger Effective Time, and in any event no later than ten (10) Business Days after the Merger Effective Time, SplitCo shall cause the Exchange Agent to mail to each holder of record of a certificate which immediately prior to the Merger Effective Time represented outstanding shares of SiriusXM Common Stock (other than the Liberty Owned SiriusXM Shares) (the “Certificates”) which at the Merger Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in customary form and shall have such other provisions as SplitCo may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and any dividends or other distributions to which holders of Certificates are entitled pursuant to Section 2.2(d). Each holder of shares in book-entry form which immediately prior to the Merger Effective Time represented outstanding shares of SiriusXM Common Stock (other than the Liberty Owned SiriusXM Shares and shares cancelled in accordance with Section 2.1(a)(ii)) (“Book-Entry Shares”) shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration payable pursuant to Section 2.1. In lieu thereof, each holder of record of one or more Book-Entry Shares may provide an “agent’s message” in customary form with respect to any Book-Entry Share (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), or upon receipt by the Exchange Agent of an appropriate agent’s message (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of book-entry transfer of Book-Entry Shares, each holder of such shares of SiriusXM Common Stock that have been converted into a right to receive the Merger Consideration shall be entitled to receive in exchange therefor: (A) shares in book-entry form representing that number of whole shares of SplitCo Common Stock that such holder has the right to receive pursuant to the provisions of this Article II after taking into account all of the shares of SiriusXM Common Stock then held by such holder under all such Certificates so surrendered and Book-Entry Shares so exchanged, ~~and~~ (B) cash in lieu of Fractional Shares, if any, that such holder has the right to receive pursuant to Section 2.2(aa) after taking into account all of the shares of SiriusXM Common Stock then held by such holder under all such Certificates so surrendered and Book-Entry Shares so exchanged and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(d), and the Certificate(s) so surrendered and/or Book-Entry Share(s) so exchanged shall forthwith be canceled. Until surrendered or exchanged as contemplated by this Section 2.2(b), each Certificate and Book-Entry Share shall be deemed at any time after the Merger Effective Time to represent only the right to receive the Merger Consideration (including cash in lieu of Fractional Shares to which the holder of such Certificate or Book-Entry Share is entitled to pursuant to Section 2.2(aa)) and any dividends or other distributions to which the holder of such Certificate or Book-Entry Share is entitled pursuant to Section 2.2(d), in each case, without interest.
(f)   Section 2.2(d) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(d)   ~~Distributions with Respect to~~Treatment of Unexchanged Shares.   No dividends or other distributions with respect to SplitCo Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or non-exchanged Book-Entry Share with respect to the shares of SplitCo Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of Fractional Shares shall be paid to any such holder pursuant to Section 2.2(aa), until the holder of such Certificate or Book-Entry Share shall surrender such Certificate or exchange such Book-Entry Share in accordance with this Article II. Following surrender of any Certificate or exchange of any Book-Entry Share in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (i) as promptly as practicable following the time of such surrender, the amount of any cash payable in lieu of Fractional Shares pursuant to Section 2.2(aa), (ii) promptly following the time of such surrender or exchange the amount of dividends or other distributions, payable with respect to that number of whole shares of SplitCo Common Stock issuable in exchange for such Certificate or Book-Entry Share pursuant to this Article II, with a record date after the Merger Effective Time and paid with respect to SplitCo Common Stock prior to such surrender, and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender or exchange and a payment date subsequent to such surrender or exchange payable with respect to such whole shares of SplitCo Common Stock.
(g)   Section 2.2(e) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(e)   Transfer Books; No Further Ownership Rights.   All shares of SplitCo Common Stock issued and cash paid in lieu of Fractional Shares pursuant to Section 2.2(aa) upon the surrender of Certificates and exchange of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of SiriusXM Common Stock previously represented by such Certificates and Book-Entry Shares, and at the Merger Effective Time the stock transfer books of SiriusXM shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of SiriusXM Common Stock that were outstanding immediately prior to the Merger Effective Time. Except as required by applicable Law, from and after the Merger Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of SiriusXM Common Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares. Subject to the last sentence of Section 2.2(g), if, at any time after the Merger Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, SplitCo or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
(h)   Section 2.2(f) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(f)   Lost, Stolen or Destroyed Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to have been lost, stolen or destroyed and, if required by SplitCo, the posting by such Person of a bond, in such reasonable amount as SplitCo may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, as applicable, the Merger Consideration (including any cash paid in lieu of Fractional Shares pursuant to Section 2.2(aa)) and any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.2(d), in each case pursuant to this Agreement.
(i)   Section 2.2(g) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(g)   Termination of Fund.   Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares for six (6) months after the Merger Effective Time shall be delivered to SplitCo, upon demand by SplitCo and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to SplitCo for payment of their claim for (i) the Merger Consideration (including cash in lieu of Fractional Shares, if any, that such holder has the right to receive pursuant to Section 2.2(aa)) and (ii) any dividends or other distributions with respect to shares of SplitCo Common Stock in accordance with this Article II. If any Certificate or Book-Entry Share shall not have been surrendered or exchanged, as applicable, immediately prior to such date on which any Merger Consideration (including any cash payable in lieu of Fractional Shares pursuant to Section 2.2(aa) and all dividends or other distributions payable pursuant to Section 2.2(d)) would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration (and any cash payable in lieu of Fractional Shares pursuant to Section 2.2(aa) and all dividends or other distributions payable pursuant to Section 2.2(d)) shall become, to the extent permitted by applicable Law, the property of SplitCo, free and clear of all claims or interest of any Person previously entitled thereto.
(j)   Section 3.11 of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by strikethrough and newly added language indicated by double underlining:
SECTION 3.11 Absence of Operations.   Liberty Radio, ~~and~~ Liberty SIRI Marginco and Liberty Coffeyville Investor, LLC, a Delaware limited liability company, have conducted no activities prior to the Split-Off Effective Time other than as provided in Section 3.11 of the Liberty Disclosure Schedule.
(k)   Section 5.3(b)(iv) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(iv)   require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (x) (A) the filing with the SEC of each of the Form S-4 and the Prospectus / Proxy Statement, (B) the filing with the SEC of (1) the Form 8-A to register the SplitCo Common Stock, (2) of a Form 25 to delist the SiriusXM Common Stock and a Form 15 to terminate the registration of SiriusXM and (3) of filings required under Section 16 and Section 13(d) of the Exchange Act in connection with the Transactions, (C) prior to the Split-Off Effective time, the filing with the Secretary of State of the State of Delaware of the SplitCo A&R Charter, (D) after the Merger Effective Time, the filing of a registration statement on Form S-8 by SplitCo with respect to the shares of SplitCo Common Stock issuable upon exercise of the SiriusXM Stock Options assumed by SplitCo and issuable upon exercise of the SplitCo option awards and as to which Form S-8 is available, (E) other filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of Nasdaq, (F) filings by SiriusXM required under, and compliance with other applicable requirements of, the HSR Act and the rules and regulations promulgated thereunder, and any similar Laws of foreign jurisdictions and (G) approval of the Transactions and the conversion of SiriusXM Radio into a Delaware limited liability company (the “Conversion FCC Approval”) under the Communications Act (collectively, the “SiriusXM FCC Approvals” and collectively with the Liberty FCC Approvals and the SplitCo FCC Approvals, the “Requisite FCC Approvals”) and (y) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, have a SiriusXM Material Adverse Effect or prevent or materially delay the performance of this Agreement or the other Transaction Agreements by SiriusXM or the consummation of the Transactions.
(l)   Section 6.6(c) of the Original Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
(c)   Each of Liberty, SplitCo and SiriusXM shall cooperate and use its reasonable best efforts to file the applications as promptly as practicable and, in any event, within fifteen (15) Business Days of the date hereof and obtain the Requisite FCC Approvals; provided, however, that, with respect to the Conversion FCC Approval, SiriusXM shall use reasonable best efforts to file the applications with the FCC to obtain such approval as promptly as practicable and, in any event, within five (5) Business Days of June 16, 2024. Each of SiriusXM and Liberty shall provide to the other a reasonable opportunity to review and comment on each submission to be filed by SiriusXM and/or Liberty with the FCC in connection with obtaining the Requisite FCC Approvals (an “FCC Submission”) prior to the filing of such FCC Submission with the FCC. No FCC Submission shall be filed by SiriusXM with the FCC unless, prior to such filing, Liberty and SplitCo shall have agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) as to the contents of such submission to the extent that the submission (i) includes statements or representations relating to facts that are or will be under the exclusive control of Liberty, SplitCo, any of their respective Subsidiaries or any of their respective stockholders, directors or officers or (ii) is relevant to, or creates, any actual or potential obligations of, or limitations on, Liberty, SplitCo, any of their respective Subsidiaries or any of their respective stockholders, directors or officers including any such obligations of, or limitations on, SplitCo or its Subsidiaries under the Reorganization Agreement and other documents related to the Split-Off (each, a “Liberty FCC Issue”); provided, however, that if the FCC requests same-day filing of an FCC Submission that does not include any material issue or statement related to a Liberty FCC Issue, then SiriusXM is required only to make a good faith effort to notify Liberty’s and SplitCo’s Representatives and to give such Representatives an opportunity to review and comment on such submission prior to filing it with the FCC. Neither SiriusXM nor its Representatives shall initiate any substantive communications with the FCC with respect to the Transactions or the FCC Submission, including meetings or conferences with FCC personnel, whether telephonically, in person or otherwise, without first notifying Liberty and SplitCo (or their Representatives) and with respect to communications, meetings or conferences regarding a Liberty FCC Issue giving Liberty and SplitCo (or their Representatives) a reasonable opportunity to participate, and a reasonable number of their Representatives shall have an opportunity to participate in all conferences or meetings with FCC personnel that take place in person with respect to any Liberty FCC Issue; provided, however, that in the case of communications concerning a FCC Submission that occur during an unscheduled telephone conference initiated by the FCC in connection with which it is not reasonably practicable to provide to Liberty and SplitCo or their respective Representatives advance notice and an opportunity to participate, and communications related to non-material matters that are not Liberty FCC Issues, SiriusXM (or its Representatives) shall promptly update Liberty and SplitCo and their Representatives as to the content of such communications. SiriusXM shall provide Liberty and SplitCo with copies of each FCC Submission filed with the FCC promptly following the filing thereof and with copies of any correspondence related to the Requisite FCC Approvals received by SiriusXM. The restrictions set forth in this Section 6.6(c) do not apply to communications between FCC personnel and SiriusXM or its Representatives for a purpose unrelated to the FCC Required Approvals.
(m)   The definition of “SiriusXM Radio” set forth in Section 10.10 of the Original Agreement is hereby amended and restated to read in its entirety as follows, with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“SiriusXM Radio” means Sirius XM Radio Inc., a Delaware corporation, and, following the conversion of Sirius XM Radio Inc. into a Delaware limited liability company, Sirius XM Radio LLC, a Delaware limited liability company, in each case, a wholly owned subsidiary of SiriusXM.
(n)   The following defined terms are hereby inserted in alphabetical order into the table in Section 10.10 of the Original Agreement:
Term	Section
Conversion FCC Approval	Section 5.3(b)(iv)
Fractional Share	Section 2.2(aa)
(o)   The first sentence of clause (1) of Article FOURTH of the SplitCo A&R Charter attached to the Original Agreement as Exhibit A-1 is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
FOURTH:   (1) The total number of shares of all classes of stock which the Corporation shall have authority to issue is ~~[•]~~905,000,000 shares, consisting of (1) ~~[•]~~5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), and (2) ~~[•]~~900,000,000 shares of common stock, par value $0.001 per share (“Common Stock”).
(p)   The second sentence of clause (1) of Article FOURTH of the SplitCo A&R Charter attached to the Original Agreement as Exhibit A-1 is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

Upon this Certificate of Incorporation becoming effective pursuant to the DGCL (the “Effective Time”), each one (1) share of Common Stock that is issued and outstanding immediately prior to the Effective Time is and shall automatically be subdivided and reclassified into the number of shares of fully paid, nonassessable shares of Common Stock as shall equal the quotient of (i) the sum of (a) the product of the number of shares of Series A Liberty SiriusXM common stock of Liberty Media Corporation, a Delaware corporation (“Liberty Media”), par value $0.01 per share (“LSXMA”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined in the Reorganization Agreement, dated as of December 11, 2023 (the “Reorganization Agreement,” as amended from time to time, a copy of which shall be filed with the books and records of the Corporation and will be furnished by the Corporation, on request and without cost, to any stockholder of the Corporation), by and among the Corporation, Liberty Media and Sirius XM Holdings Inc., a Delaware corporation (“SiriusXM”)), rounded up to the nearest whole number, (b) the product of the number of shares of Liberty Media’s Series B Liberty SiriusXM common stock, par value $0.01 per share (“LSXMB”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number, and (c) the product of the number of shares of Liberty Media’s Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK”), issued and outstanding immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded up to the nearest whole number, divided by (ii) the number of shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (such subdivision and reclassification, the “Reclassification”), in each case without any action by the holder thereof
(q)   Exhibit C of the Original Agreement is hereby amended and restated to read in its entirety as set forth on Exhibit A to this Amendment with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining.
(r)   Exhibit D of the Original Agreement is hereby amended and restated to read in its entirety as set forth on Exhibit B to this Amendment with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining.
(s)   The definition of “Reorganization Agreement” in Section 2.1 of the SplitCo Transitional Plan attached to the Original Agreement as Exhibit E is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Reorganization Agreement” means that certain Reorganization Agreement by and among LMC, the Company and Sirius XM Holdings Inc., a Delaware corporation, dated as of December 11, 2023, as amended from time to time.
(t)   The definition of “Merger Agreement” set forth in Section 1 of the Tax Sharing Agreement attached to the Original Agreement as Exhibit F is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Merger Agreement” means the Agreement and Plan of Merger dated as of December 11, 2023, by and among Distributing, Splitco, Radio Merger Sub, LLC, a Delaware limited liability company, and Sirius XM, as amended from time to time.
(u)   The definition of “Reorganization Agreement” set forth in Section 1 of the Tax Sharing Agreement attached to the Original Agreement as of Exhibit F is hereby amended and restated in its entirety with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:
“Reorganization Agreement” means the Reorganization Agreement dated as of December 11, 2023, by and between Distributing, Splitco and Sirius XM, as amended from time to time.
Section 1.3.   Amendment to Liberty Disclosure Schedule.   The parties hereto hereby acknowledge and agree that the amendments to the Liberty Disclosure Schedule set forth in the First Amendment to the Liberty Disclosure Schedule attached hereto as Exhibit C are hereby incorporated into the Liberty Disclosure Schedule and are deemed effective as of the date of the Original Agreement. Except as expressly provided in Exhibit C, all of the terms and provisions of the Liberty Disclosure Schedule delivered concurrently with the execution of the Original Agreement (the “Original Liberty Disclosure Schedule”) are and will remain in full force and effect. Nothing in this Amendment or Exhibit C shall be construed to modify any provision of the Original Liberty Disclosure Schedule other than as specifically set forth in Exhibit C. The parties hereto also acknowledge and agree that the introductory provisions and terms in the Original Liberty Disclosure Schedule shall apply to the First Amendment to the Liberty Disclosure Schedule attached hereto as Exhibit C.
Section 1.4.   Representations.
(a)   Each of Liberty, with respect to the representations and warranties of Liberty in Article III of the Original Agreement, and SplitCo and Merger Sub, with respect to the representations and warranties of SplitCo and Merger Sub in Article IV of the Original Agreement, hereby represent and warrant to SiriusXM that such representations regarding the Subsidiaries of Liberty and the Subsidiaries of SplitCo, as applicable, (i) are true and correct with respect to Liberty Coffeyville Investor, LLC, a Delaware limited liability company (“Liberty Coffeyville”), as of the date hereof, and (ii) would have been true and correct with respect to Liberty Coffeyville as of the date of the Original Agreement if this Amendment had been in effect as of such date (after giving effect to the CVR-CapturePoint Sale (as defined in the Liberty Disclosure Schedule, as amended)).
(b)   Each of Liberty and SplitCo hereby represent and warrant that during the period from the date of the Original Agreement until the date of this Amendment, except with respect to the CVR-CapturePoint Sale, each of Liberty (with respect to the SplitCo Business, SplitCo and SplitCo’s Subsidiaries only) and SplitCo have not permitted Liberty Coffeyville to take any action that would have required the consent of the Special Committee (on behalf of SiriusXM) pursuant to Section 6.2 of the Original Agreement if this Amendment had been in effect as of the date of the Original Agreement.
(c)   On the effective date of the Radio Conversion, Liberty shall execute and deliver to SiriusXM Tax Counsel the letter set forth on Exhibit D to this Amendment.
Section 1.5.   Effect.   Except as expressly provided in this Amendment, all of the terms and provisions of the Original Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties to this Amendment. Nothing in this Amendment shall be construed to modify any provision of the Original Agreement other than as specifically set forth above.
Section 1.6.   Miscellaneous.   The provisions of Sections 10.1, 10.3, 10.4, 10.5, 10.6, 10.8, 10.9 and 10.11 of the Original Agreement are hereby incorporated into this Amendment, mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.
LIBERTY MEDIA CORPORATION
By:
/s/ Gregory B. Maffei

Gregory B. Maffei
President and Chief Executive Officer
SIRIUS XM HOLDINGS INC.
By:
/s/ Patrick L. Donnelly

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
LIBERTY SIRIUS XM HOLDINGS INC.
By:
/s/ Renee L. Wilm

Renee L. Wilm
Chief Legal Officer and Chief Administrative Officer
RADIO MERGER SUB, LLC
By:
Liberty Sirius XM Holdings Inc.,
its Sole and Managing Member

By:
/s/ Renee L. Wilm

Renee L. Wilm
Chief Legal Officer and Chief Administrative Officer
[Signature Page to Amendment to Merger Agreement]

List of Omitted Exhibits
The following exhibits and schedules to the First Amendment to the Agreement and Plan of Merger, dated as June 16, 2024, by and among Liberty Media Corporation, Liberty Sirius XM Holdings Inc., Radio Merger Sub, LLC and Sirius XM Holdings Inc. have not been provided herein:
Exhibit A — Form of SiriusXM Promissory Note
Exhibit B — Form of SiriusXM Split-Off Tax Opinion Representation Letter
Exhibit C — First Amendment to the Liberty Disclosure Schedule
Exhibit D — Form of Liberty Tax Opinion Representation Letter
The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.